Form 10-K, Exhibit 13
period 1993-12-31
COUSINS PROPERTIES INC
filed 1994-03-30
CIK 25232

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES


CONSOLIDATED BALANCE SHEETS
- -----------------------------------------------------------------------------------------
($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                          DECEMBER 31,
                                                                      ------------------
                                                                        1992      1993
                                                                      --------  --------
ASSETS
- ------
PROPERTIES (Notes 4 and 8)
  Operating properties, net of accumulated depreciation of
   $7,448 in 1992 and $9,418 in 1993                                  $ 37,370  $ 59,361
  Land held for investment or future development                        27,176    23,877
  Projects under construction                                               --    14,556
  Residential lots under development                                        --     1,040
                                                                      ------------------
   Total properties                                                     64,546    98,834

CASH AND CASH EQUIVALENTS, at cost, which approximates market           31,033    31,684

INVESTMENT IN GOVERNMENT AGENCY
 SECURITIES, at cost, which approximates market                          1,854     1,269

NOTES AND OTHER RECEIVABLES (Note 3)                                    62,582    68,186

INVESTMENT IN JOINT VENTURES (Notes 4 and 5)                            30,574   115,252

OTHER ASSETS                                                             5,202     4,477
                                                                      ------------------
     TOTAL ASSETS                                                     $195,791  $319,702
                                                                      ==================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
- ----------------------------------------

NOTES PAYABLE (Note 4)                                                 $ 9,079  $ 35,151

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                                 6,929     9,925

MINORITY INTERESTS IN CONSOLIDATED ENTITIES (Note 8)                        23     3,648

DEPOSITS AND DEFERRED INCOME (Note 8)                                    3,669       421
                                                                      ------------------

     TOTAL LIABILITIES                                                  19,700    49,145
                                                                      ------------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Notes 2 and 6)
 Common stock, $1 par value, authorized 50,000,000 shares;
   issued 21,716,911 in 1992 and 27,830,631 in 1993                     21,717    27,831
 Additional paid-in capital                                             53,427   147,018
 Cumulative undistributed net income                                   100,947    95,708
                                                                      ------------------

     TOTAL STOCKHOLDERS' INVESTMENT                                    176,091   270,557
                                                                      ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                   $195,791  $319,702
                                                                      ==================


The accompanying notes are an integral part of these consolidated balance sheets.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES


CONSOLIDATED STATEMENTS OF INCOME
- ------------------------------------------------------------------------------------------------------------
($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              YEARS ENDED DECEMBER 31,
                                                                       -------------------------------------
                                                                        1991            1992           1993
                                                                       -------        -------       --------
REVENUES:
 Rental revenues (Note 10)                                             $ 6,728        $ 6,933        $ 6,687
 Development and construction fees                                       3,571          1,744            898
 Management fees (Note 2)                                                  203            498          1,999
 Leasing and other fees                                                  1,081          2,711          3,006
 Interest and other                                                      7,127          6,989          6,456
                                                                       -------------------------------------
                                                                        18,710         18,875         19,046
                                                                       -------------------------------------

INCOME FROM JOINT VENTURES (Note 5)                                      2,434          2,573          5,516
                                                                       -------------------------------------
COSTS AND EXPENSES:
 Rental property operations                                              2,456          2,354          2,310
 General and administrative expenses                                     4,519          4,585          7,336
 Depreciation and amortization                                           2,236          2,345          3,164
 Leasing and other commissions                                             243            404            193
 Stock appreciation right expense (Note 6)                                 378            860            721
 Interest expense (Note 4)                                               1,149            820             --
 Other                                                                     811            651          1,595
                                                                       -------------------------------------
                                                                        11,792         12,019         15,319
                                                                       -------------------------------------

INCOME FROM OPERATIONS BEFORE INCOME TAXES
 AND GAIN ON SALE OF INVESTMENT PROPERTIES                               9,352          9,429          9,243

PROVISION (BENEFIT) FOR INCOME TAXES FROM
 OPERATIONS (Note 7)                                                       244            360           (795)
                                                                       -------------------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT PROPERTIES                      9,108          9,069         10,038
                                                                       -------------------------------------
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
 APPLICABLE INCOME TAX PROVISION (Notes 7 and 8)                            --          6,644          1,927

NET INCOME                                                             $ 9,108        $15,713       $ 11,965
                                                                       =====================================
INCOME PER SHARE (Note 6)
 From operations before gain on sale of investment properties          $   .53        $   .50       $    .44
 From gain on sale of investment properties, net of
  applicable income tax provision                                           --            .36            .09
                                                                       =====================================
NET INCOME PER SHARE                                                   $   .53        $   .86       $    .53
                                                                       =====================================

CASH DIVIDENDS DECLARED PER SHARE (Note 6)                             $   .60        $   .62        $   .73
                                                                       =====================================



The accompanying notes are an integral part of these consolidated statements.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
- ------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993
($ IN THOUSANDS)


                                                             ADDITIONAL       CUMULATIVE
                                             COMMON           PAID-IN       UNDISTRIBUTED       TREASURY
                                              STOCK           CAPITAL         NET INCOME         STOCK           TOTAL
                                             -------         ----------     -------------      ----------       --------
BALANCE, December 31, 1990                   $20,237         $  7,399        $108,754         $ (21,045)        $115,345

  Net income, 1991                                --               --           9,108                --            9,108
  Treasury stock sold                             --               22              --                29               51
  Dividends declared                              --               --         (10,404)               --          (10,404)
                                             ---------------------------------------------------------------------------
BALANCE, December 31, 1991                    20,237            7,421         107,458           (21,016)         114,100
                                             ---------------------------------------------------------------------------
  Net income, 1992                                --               --          15,713                --           15,713
  Cancellation of treasury stock              (2,896)          (7,421)        (10,699)           21,016               --
  Common stock issued pursuant to:
    4,375,000 share stock offering,
      net of expenses                          4,375           53,389              --                --           57,764
    Exercise of options                            9              101              --                --              110
  Common stock acquired                           (8)             (63)            (29)               --             (100)
  Dividends declared                              --               --         (11,496)               --          (11,496)
                                             ---------------------------------------------------------------------------
BALANCE, December 31, 1992                    21,717           53,427         100,947                --          176,091
                                             ---------------------------------------------------------------------------
  Net income, 1993                                --               --          11,965                --           11,965
  Common stock issued pursuant to:
    6,100,000 share stock offering,
      net of expenses                          6,100           93,401              --                --           99,501
    Exercise of options                           14              190              --                --              204
  Dividends declared                              --               --         (17,204)               --          (17,204)
                                             ---------------------------------------------------------------------------
BALANCE, December 31, 1993                   $27,831         $147,018        $ 95,708         $      --         $270,557
                                             ===========================================================================

The accompanying notes are an integral part of these consolidated statements.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES


CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
- ---------------------------------------------------------------------------------------------------------
($ IN THOUSANDS)
                                                                           YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                        1991        1992           1993
                                                                      -------      -------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Income from operations before gain on sale of investment properties  $  9,108     $  9,060     $ 10,038
 Adjustments to reconcile net income to net cash                            --
  provided by operating activities:
    Depreciation and amortization                                        2,236        2,345        3,164
    Stock appreciation right expense                                       378          860          721
    Cash charges to expense accrual for stock appreciation rights           --         (123)        (147)
    Other non-cash charges                                                  --           --          310
    Rental revenue recognized on straight-line basis in excess
     of rental revenue specified in lease agreements                      (950)        (804)        (391)
    Deferred income received                                               697          284          297
    Deferred income recognized                                              --         (703)        (252)
    Income from joint ventures                                          (2,434)      (2,573)      (5,516)
    Distributions from joint ventures                                    1,829        2,370        7,507
    Changes in other operating assets and liabilities:
     Change in other receivables                                           127         (237)         440
     Change in accounts payable and accrued liabilities                    136          945       (1,068)
                                                                      -----------------------------------
Net cash provided by operating activities                               11,127       11,433       15,103
                                                                      -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Gain on sale of investment properties, net of applicable
  income tax provision                                                      --        6,644        1,927
 Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
    Cost of sales                                                           --        3,483        1,444
    Deposits and deferred income received                                  368          358           --
    Deposits and deferred income recognized                                 --       (9,118)      (3,370)
 Investment in joint ventures, including interest capitalized to
  equity investments                                                    (2,085)        (725)     (87,180)
 Non-property acquisitions, net of cash acquired (Note 9)                   --       (2,003)          --
 Property acquisition and development expenditures                      (1,389)      (6,038)     (31,358)
 Principal payments received on government
  agency securities                                                        530          648          585
 Investment in notes receivable                                             --           --       (5,524)
 Collection of notes receivable                                            182          294          386
 Change in other assets, net                                               277          (95)        (458)
                                                                      -----------------------------------
Net cash used in investing activities:                                  (2,117)      (6,552)    (123,548)
                                                                      -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Common or treasury stock sold, net of expenses                             29       57,788       99,564
 Proceeds from other notes payable                                          --        8,616       22,306
 Dividends paid                                                        (10,404)     (11,496)     (17,204)
 Proceeds from line of credit                                            1,393          788        3,499
 Investment in joint venture by minority interest                           --           --          974
 Repayment of other notes payable                                          (46)        (480)         (43)
 Repayment of line of credit                                              (470)     (34,525)          --
 Common stock acquired                                                      --         (100)          --
                                                                      -----------------------------------
Net cash (used in) provided by financing activities                     (9,498)      20,591      109,096
                                                                      -----------------------------------
NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                                                         (488)      25,472          651

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           6,049        5,561       31,033
                                                                      -----------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  5,561     $ 31,033     $ 31,684
                                                                      ===================================

The accompanying notes are an integral part of these consolidated statements.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
DECEMBER 31 1991, 1992 AND 1993

1.   SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION AND PRESENTATION:

     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins") and its majority owned partnerships, as well as Cousins Real Estate Corporation ("CREC") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned joint ventures are recorded using the equity method of accounting. However, the recognition of losses is limited to the amount of direct or implied financial support. Information regarding the non-majority owned joint ventures is included in Note 5.
     Certain 1991 and 1992 amounts have been reclassified to conform with the 1993 presentation.

     INCOME TAXES:

     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding CREC's consolidated taxable income) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see Note 7). CREC and its wholly owned subsidiaries file a consolidated federal income tax return.

     DEPRECIATION AND AMORTIZATION:

     Buildings are depreciated over 30 to 40 years. Furniture, fixtures and equipment are depreciated over 5 to 7 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.

     FEE INCOME CLASSIFICATION AND RECOGNITION:

     Development, construction, management, and leasing fees received from unconsolidated joint ventures are recognized as earned. A portion of these fees may be capitalized by the joint ventures; however, the Company expenses salaries and other direct costs related to this income. The Company classifies its share of fee income earned by unconsolidated joint ventures as fee income rather than joint venture income for those ventures where the related expense is borne primarily by the Company rather than the venture.
     Development, construction, and leasing fees received by CREC and its subsidiaries from Cousins and Cousins' majority owned joint ventures are eliminated in consolidation. Such fees totaled $34,000, $7,800, and $918,000, in 1991, 1992 and 1993, respectively. Management fees received from consolidated entities are shown as a reduction in rental property operating expenses.

     COST CAPITALIZATION AND CLASSIFICATION:

     All costs related to planning, development and construction of properties (including directly related general and administrative expenses) are capitalized. Also capitalized are interest, real estate taxes, and operating expenses of properties prior to the date they become operational for financial reporting purposes. Interest is capitalized to investments accounted for by the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.

     CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents includes cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months.

     INTEREST RATE SWAP AGREEMENTS:

     The interest differential to be paid or received by the Company is recognized currently as an increase or reduction in interest expense during the term of a swap agreement.

     RENTAL REVENUES:

     In accordance with Statement of Financial Accounting Standards No. 13, income on leases which include scheduled increases in rental rates over the lease term is recognized on a straight-line basis.

2.    RELATIONSHIP WITH MANAGEMENT ENTITY AND DEVELOPMENT
      AND LEASING ENTITY

      DEVELOPMENT AND LEASING ACTIVITIES - CREC conducts development and leasing activities for real estate projects. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 1991, 1992 and 1993 Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's nonvoting common stock, which common stock is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 95% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($7,437,000 in aggregate) exceed CREC's $3,022,000 of equity.
      On October 30, 1992, a wholly owned subsidiary of CREC, Cousins/New Market Development Company, Inc. ("CNM"), acquired certain assets related to the real estate development business of New Market Companies, Inc. and affiliates. New Market has been active in the business of leasing and developing retail power centers and other retail properties.

      PROPERTY MANAGEMENT ACTIVITIES - Through November 19, 1992, Cousins Management, Inc. ("CMI") conducted property management activities for Cousins and certain of its joint ventures. A charitable foundation was the owner of 100% of the nonvoting common stock of CMI, which stock was entitled to 99% of any dividends. Vipin L. Patel, Senior Executive Vice President of Cousins, was the owner of 100% of the voting common stock of CMI, which stock was entitled to 1% of any dividends. CMI was an independent contractor and was not included in the Company's Consolidated Financial Statements. CMI received $950,000 and $1,338,000 of management fees from the Company and its joint ventures in 1991 and 1992, respectively. All personnel and other costs associated with generating these management fees were absorbed by CMI.
      On November 20, 1992, after receiving a ruling from the Internal
Revenue Service that Cousins' performance of the management activities which had been conducted by CMI would not affect the status, as qualifying REIT income, of the rents received from real property owned by Cousins or its joint ventures, Cousins acquired the assets of CMI and began directly managing properties owned by Cousins and certain of its joint ventures.

3.    NOTES AND OTHER RECEIVABLES

      At December 31, 1992 and 1993, notes and other receivables include the following ($ in thousands):

                                                                           1992               1993
                                                                         -------            -------
         Wildwood Training Facility Mortgage Note                        $17,613            $18,208
         9.1% Mortgage Notes                                              39,927             39,927
         Norfolk Hotel Associates Line of Credit                              --              4,624
         Miscellaneous Notes                                                 161                 80
         Cumulative rental revenue recognized on a straight-
            line basis in excess of revenue which accrued in
            accordance with lease terms (see Note 1)                       3,344              3,735
         Other Receivables                                                 1,537              1,612
                                                                         --------------------------

         Total Notes and Other Receivables                               $62,582            $68,186
                                                                         ==========================

      WILDWOOD TRAINING FACILITY MORTGAGE NOTE - This note, which has a face amount of $25.9 million and matures November 30, 2013, is collateralized by a building located on land owned by the Company and leased to a limited partnership through November 30, 2013, with no renewal option. The limited partnership also leased certain equipment from the Company. The building was 100% leased to International Business Machines Corporation ("IBM") through November 30, 1993. In January 1993, the IBM lease was extended through November 30, 1998. Concurrently with the IBM lease extension, the mortgage note and leases were also modified, and the Company agreed to fund an additional $900,000 under the modified note during 1993 for building improvements.
      The IBM lease generated net cash flow of approximately $3.7 million annually to the limited partnership through December 31, 1992, of which approximately $3.6 million was paid to the Company as note and lease payments. Effective January 1, 1993, the IBM lease generated net cash flow of approximately $2.4 million annually to the limited partnership, of which approximately $2.3 million was paid to the Company as note and lease payments. Of these amounts, ground lease payments of $304,000 per year have been treated as rental income in the accompanying financial statements. The leased land is carried at $0 in the accompanying financial statements.
     For financial reporting purposes, the following accounting treatment was applied. During the years ended on and before December 31, 1992, payments from the limited partnership in excess of the ground lease payments were treated as interest (at 12.7%), principal amortization and deferred income. Cumulative deferred income of $3.6 million was applied against the note balance at December 31, 1992. During the year ended December 31, 1993, the Company recognized payments as principal amortization over the remaining ground lease term and interest at 9.235% on the carrying value of the note.
     IBM has an option to extend its Training Facility lease from December 1, 1998 through November 30, 2003 on terms that would generate net cash flow to the limited partnership of approximately $3.1 million annually, of which approximately $3.0 million would be paid to the Company as note and ground lease payments.
     9.1% MORTGAGE NOTES - These notes are collateralized by shopping center properties and guaranteed by the AT&T Master Pension Trust. The notes are payable interest only until maturity in June 1994.
     During 1991, 1992 and 1993, CREC purchased $4.0 million, $8.1 million and $21.7 million participations, respectively, in the 9.1% mortgage notes from Cousins. These purchases resulted in Cousins' recognition of gains for tax purposes of $3.9 million, $7.7 million, and $20.0 million, respectively, including installment gains of $3.6 million, $7.2 million, and $19.5 million, respectively, which had been deferred for tax purposes in 1984. Cousins will recognize additional installment gains for tax purposes of approximately $5.0 million upon repayment of the 9.1% mortgage note in 1994.
     NORFOLK HOTEL ASSOCIATES LINE OF CREDIT - This $4.75 million line of credit, payable upon demand, is due from Norfolk Hotel Associates (see Note
5). The line bears interest at the daily Federal funds rate plus 75 basis points with payments of interest only until the maturity date of November 1, 1994. This line of credit is being used by Cousins for temporary investment of excess cash. Norfolk Hotel Associates used the cash from Cousins to temporarily pay down a Cousins guaranteed bank line of credit.
     FAIR VALUE - The estimated fair value of the Company's $57.7 million and $62.8 million of notes receivable at December 31, 1992 and 1993, respectively, is $60.1 million and $63.8 million, respectively, calculated by discounting future cash flows from the notes receivable at the estimated rates at which similar loans would be made currently.

4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 1992 and 1993, the composition and scheduled maturities of notes payable were as follows ($ in thousands):


                                                                                               DUE IN
                                                                         ----------------------------------------------------
                                              YEAR-END                    ONE        TWO   THREE    FOUR    FIVE    SIX YEARS
                                            INTEREST RATE   BALANCE       YEAR      YEARS  YEARS    YEARS   YEARS    OR LATER
                                            -------------   -------      ------     -----  -----    -----   -----   ---------
    CREC Notes                                  3.7%        $30,907       $30,907    $--   $   --    $--    $--        $ --
    First Union Tower Line of Credit            4.0%          3,500            --     --    3,500     --     --          --
    Unsecured Note                             10.0%            306            33     34       35     35     36         133
    Life Insurance Loans                        5.0%            250            --     --       --     --     --         250
    Land Mortgage                               8.5%            188            43     47       52     46     --          --
                                                            ---------------------------------------------------------------
    DECEMBER 31, 1993                                       $35,151       $30,983    $81   $3,587    $81    $36        $383
                                                            ===============================================================

    DECEMBER 31, 1992                                       $ 9,079       $ 8,657    $43   $   47    $53    $46        $233
                                                            ---------------------------------------------------------------

     At December 31, 1992 and 1993, the carrying value of notes payable approximates fair value. Interest expense as reported in the Consolidated Statements of Income included herein is net of interest capitalized of $1,542,000, $571,000, and $346,000 in 1991, 1992 and 1993, respectively.
     The CREC Notes are payable by CREC and guaranteed by Cousins. The note proceeds were used by CREC to purchase participating interests in certain of Cousins' notes receivable (see Note 3). The notes bear interest tied to the daily Federal funds rate and mature June 21, 1994. $16,924,000 of the CREC notes are payable on demand.
     The First Union Tower Line of Credit is secured by an office building which had a net carrying value of $28,133,000 and $26,724,000 in 1992 and 1993, respectively. The line bears interest tied to the daily Federal funds rate. Interest only was payable through August 1993; thereafter, minimum monthly payments of $290,000 are payable until maturity on December 31, 1996, with any amount in excess of interest applied to principal. At December 31, 1993, up to $34,449,000 may be borrowed under the line, which amount will be reduced by any principal portion of the minimum monthly payments. Cousins has guaranteed 27.3% of the principal outstanding under the line.

     Certain property (carrying value of $1,000,000 and $991,000 in 1992 and 1993, respectively), and cash surrender value of life insurance ($302,000 and $311,000 in 1992 and 1993, respectively), are pledged as collateral on the Land Mortgage and Life Insurance Loans, respectively.
     In addition to the above indebtedness, at December 31, 1993, Cousins had future lease commitments under a land lease aggregating $7.5 million over its remaining term of 75 years. Current annual lease payments are approximately $63,000.
     Cousins has guaranteed the following obligations related to its unconsolidated joint ventures (see Note 5):
     a. Wildwood Associates - One half of a $50 million bank line of credit, under which $9,700,000 was drawn at December 31, 1993. The line of credit matures September 1, 1994, but is renewable on an annual basis at the lender's discretion.
     b. Norfolk Hotel Associates - $4,850,000 bank line of credit under which $1,000 was drawn at December 31, 1993. The line of credit matures November 1, 1994, but may be called at an earlier date under certain circumstances.
     c. CSC Associates, L.P. - One half of a $20 million bank line of credit used for working capital under which there was no outstanding balance at December 31, 1993.
     d. Dusseldorf Joint Venture - A DEM 4,750,000 (approximately $2.8 million) letter of credit guaranteeing certain obligations related to the Dusseldorf project.
     The Company has entered into construction and design contracts for retail power centers and residential lot development of which approximately $10.2 million remains committed at December 31, 1993.

5. INVESTMENT IN JOINT VENTURES

   The following information summarizes financial data and principal activities of non-majority owned joint ventures in which the Company had ownership interests ($ in thousands):

                                                                                                                    COMPANY'S
                                           TOTAL ASSETS              TOTAL DEBT           TOTAL EQUITY             INVESTMENT
                                      --------------------     ---------------------   -------------------     -------------------
                                         1992       1993          1992        1993       1992       1993         1992       1993
                                      ---------  ---------     ---------   ---------   --------  ---------     --------  ---------
SUMMARY OF FINANCIAL POSITION:
Wildwood Associates                   $ 238,467  $ 234,534     $ 133,251   $ 133,938   $ 99,118  $  95,440     $  6,706  $   4,867
CSC Associates, L.P.                    205,613    208,175       163,513          --     35,600    205,853       20,835    106,759
Ten Peachtree Place Associates           23,020     22,320        22,951      22,342       (212)      (201)        (106)       (66)
Haywood Mall Associates                  21,408     21,074        19,790      19,529        738        647          369        323
Spring/Haynes Associates                 30,412     16,333            --          --     30,411     16,267        2,080      1,571
Norfolk Hotel Associates                 12,598     11,051        11,104       9,250        214      1,659          107        830
Other                                     1,211      2,164           438       1,101        659        884          583        968
                                      --------------------     ---------------------   -------------------     -------------------
                                      $ 532,729  $ 515,651     $ 351,047   $ 186,160   $166,528  $ 320,549     $ 30,574  $ 115,252
                                      --------------------     ---------------------   -------------------     -------------------

                                                                                                           COMPANY'S SHARE
                                               TOTAL REVENUES                NET INCOME (LOSS)            OF NET INCOME (LOSS)
                                        ----------------------------    ---------------------------    --------------------------
                                          1991       1992      1993      1991       1992      1993      1991     1992       1993
                                        -------    -------   -------    ------    -------   -------    ------   ------     ------
SUMMARY OF OPERATIONS:
Wildwood Associates                     $31,161    $34,281   $36,224    $2,470    $ 2,304   $ 4,322    $1,235   $1,152     $2,161
CSC Associates, L.P.                         --     19,831    27,810       (40)    (1,052)   (1,194)      (20)    (526)       201
Ten Peachtree Place Associates              364      4,425     4,263       (42)       166       411       (12)      92        240
Haywood Mall Associates                   8,759      9,538     9,979     2,960      3,525     4,014     1,480    1,763      2,007
Spring/Haynes Associates                     51         32        57      (150)      (162)     (214)      (75)     (81)      (107)
Norfolk Hotel Associates                  2,075     10,698    12,680        --        214     1,445        --      107        723
Other                                       121      1,293     1,784      (213)       132       582      (174)      66        291
                                        ----------------------------   ----------------------------    --------------------------
                                        $42,531    $80,098   $92,797    $4,985    $ 5,127   $ 9,366    $2,434   $2,573     $5,516
                                        ============================   ============================    ==========================

                                                                                           COMPANY'S SHARE OF
                                                                        --------------------------------------------------------
                                               CASH FLOWS FROM                 CASH FLOWS FROM
                                            OPERATING ACTIVITIES            OPERATING ACTIVITIES          CASH DISTRIBUTIONS
                                        ----------------------------    ---------------------------  ---------------------------
                                          1991       1992      1993      1991     1992       1993     1991      1992     1993
                                        -------    -------   -------    ------   ------    --------  ------   -------  ---------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates                     $ 8,643    $ 7,561   $12,006    $4,321   $3,780    $ 6,003   $   --    $   --   $4,000
CSC Associates, L.P.                         --      3,954     2,393        --    1,977      2,070       --        --      950
Ten Peachtree Place Associates              271        828       935        77      243        280       --       385      200
Haywood Mall Associates                   4,023      4,146     4,628     2,012    2,073      2,314    1,798     1,949    2,053
Spring/Haynes Associates                   (102)      (101)      (98)      (51)     (51)       (49)      --        --       --
Norfolk Hotel Associates                    805      1,136        33       403      568         17       --        --       --
Other                                      (142)       192       843       (70)      96        422       31        36      304
                                        ----------------------------    --------------------------  --------------------------
                                        $13,498    $17,716   $20,740    $6,692   $8,686    $11,057   $1,829    $2,370   $7,507
                                        ============================    ==========================  ==========================

     WILDWOOD ASSOCIATES - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns three office buildings totaling 1.6 million rentable square feet, other income producing commercial properties, and additional developable land in Wildwood Office
Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 289 acres, of which approximately 73 acres are owned by Wildwood Associates and an estimated 31 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the park.
     Wildwood Associates and a related partnership (included in the amounts for Wildwood Associates above) also own one office building at Summit Green, an office project situated on 21 acres of leased land in Greensboro, North Carolina. Two additional buildings are planned for the project.
     Through December 31, 1993, IBM had contributed $46.6 million in cash plus properties having an agreed value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $42.8 million for its one-half interest in the partnership, and is obligated to contribute the aforesaid estimated 31 acres of additional land with an agreed value of $20.0 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.
     The Company's investment as recorded in the Consolidated Balance Sheets ($4.9 million at December 31, 1993) is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($47.7 million at December 31, 1993) is based upon the agreed values at the time the partnership was formed.
     CSC ASSOCIATES, L.P. ("CSC") - CSC was formed in 1989 between the
Company and a wholly owned subsidiary of NationsBank Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot NationsBank Plaza in Atlanta, Georgia. The building became operational for financial reporting purposes in June 1992. In October 1993, the partnership fully repaid all of its debt with equity contributions of $86.7 million made by each partner.
     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests (50% each), subject to a preference to Cousins. The Cousins preference is $2.5 million (giving
Cousins an additional $1.25 million over what it would otherwise receive), and accrues to Cousins, with interest at 9% to the extent unpaid, over the period February 1, 1992 through January 31, 1995. Following repayment of the partnership's debt in October 1993, Cousins began recognizing its accrued preference currently in income, which resulted in Cousins recognizing $874,000 in income over what it would have otherwise recognized in the year ended December 31, 1993. The partners have agreed that until cumulative retained earnings (before considering distributions) exceed zero, which should occur in 1994, distributions will be based on their percentage interests. Thereafter, Cousins will be distributed its preference, to the extent earned, with amounts above the preference amount distributed based on the partners' percentage interests.
     TEN PEACHTREE PLACE ASSOCIATES ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a
259,000 rentable square foot building located in midtown Atlanta, Georgia.
The building is 100% leased to Coca-Cola through November 30, 2001.
     The TPPA partnership agreement generally provides that each of the partners is entitled to receive 50% of cash flows from operating activities net of note principal amortization through the term of the Coca-Cola lease, after which the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.

     HAYWOOD MALL ASSOCIATES - Haywood Mall Associates is a joint venture between the Company and an affiliate of Corporate Property Investors. The venture owns 270,000 rentable square feet of Haywood Mall, a 942,000 rentable square foot enclosed regional shopping center on 86 acres, 5 miles southeast of downtown Greenville, South Carolina. The balance, 672,000 square feet, is owned by four major department stores.
     Haywood Mall Associates has announced an expansion of the mall to be completed by mid-1995. The expansion will include the addition of approximately 70,000 square feet of new mall shops and a fifth major department store. The venture intends to fund the expansion, as well as the prepayment of an existing 9.37% first mortgage in May 1994, with equity contributions of approximately $22 million from each partner.
     SPRING/HAYNES ASSOCIATES - This general partnership was formed in 1985 between the Company and a wholly owned subsidiary of Coca-Cola, each as 50% general partners, to jointly own and develop real estate. The Company contributed 40 acres of undeveloped land at Georgia Highway 400 and Haynes Bridge Road in north central suburban Atlanta, Georgia. Coca-Cola contributed 11 acres of property in midtown Atlanta. In September 1993, the undeveloped land at Georgia Highway 400 was distributed to the partners who concurrently recontributed certain acres of the land into North Point Market Associates, L.P., a consolidated partnership formed between the partners
(see Note 8). The Company's remaining investment in Spring/Haynes Associates as recorded in the Consolidated Balance Sheets ($1.6 million at December 31, 1993) is based upon the Company's historical cost, whereas its investment as recorded on the partnership's books ($8.1 million at December 31, 1993) is based upon the agreed values of the properties at the time they were contributed to the partnership.
     NORFOLK HOTEL ASSOCIATES ("NHA") - NHA is a partnership between the Company and an affiliate of Odyssey Partners, L.P., each as 50% partners, which held a mortgage note on and owned the land under the Omni
International Hotel in Norfolk, Virginia. In January 1992, NHA terminated the land lease and became the owner of the hotel and a long-term parking agreement with an adjacent building owner. The partnership receives payments of approximately $400,000 per year under the parking agreement. In April 1993, the partnership sold the hotel, but retained its interest in the parking agreement. The Company's share of the gain on this transaction was approximately $.5 million and is included in Income From Joint Ventures in the accompanying Consolidated Statements of Income. The partnership received a mortgage note for a portion of the sales proceeds.
     OTHER - This category consists of several other joint ventures including:
     COUSINS-HINES PARTNERSHIPS - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia. This 1.2 million rentable square foot structure, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.
     TEMCO ASSOCIATES - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire approximately 35,000 acres in Paulding County, Georgia (northwest of Atlanta, Georgia), of which approximately 13,000 acres would be a fee simple interest and approximately 22,000 acres would be a timber rights interest only. The option may be exercised in whole or in part over the option period. During 1993, approximately 1,100 acres of the option related to the fee simple interest was exercised and simultaneously sold for gross profits of $305,000.
     DUSSELDORF JOINT VENTURE - In 1992, Cousins entered into a joint venture agreement for the development of a 133,000 rentable square foot office building in Dusseldorf, Germany which is 34% preleased to IBM. Cousins' venture partners are IBM and Multi Development Corporation International
B.V. ("Multi"), a Dutch real estate development company. In December 1993, the building was presold to an affiliate of Deutsche Bank. CREC and Multi will jointly develop the building, with CREC receiving fees of approximately $1.3 million ratably over the development period of January 1994 through June 1995. In addition, the Company will recognize 30% of the venture's profit or 50% of the venture's loss. Due to the Company's continuing involvement in the project (see Note 4), all fees and profits will be deferred until the project's completion and leaseup.
     At December 31, 1993, total assets of joint ventures included in the above tables include $462 million of real estate properties financed by $166 million of mortgage notes.
     The Company received $4,405,000, $4,342,000 and $3,106,000 of development, construction, leasing, and management fees from non-majority owned joint ventures in 1991, 1992 and 1993, respectively.

 6. STOCKHOLDERS' INVESTMENT, STOCK APPRECIATION RIGHT EXPENSE AND
    PER SHARE DATA

    COMMON STOCK ISSUANCE:

     In October 1992 and October 1993, Cousins issued 3,975,000 and 5,800,000 shares of common stock, respectively, through public offerings at prices of $14.00 and $17.25 per share, respectively. Concurrently with the public offerings, an additional 400,000 and 300,000 shares, respectively, were purchased at the public offering price by Thomas G. Cousins, Chairman of the Board of Cousins. The Company has used the proceeds to reduce debt (including joint venture debt) and develop income-producing properties, and intends to acquire and develop additional income-producing properties as suitable opportunities arise.

     OPTIONS:

     The Company has a stock option plan for key employees. At December 31, 1993, the Company had granted options to key employees to purchase 911,341 shares of the Company's common stock (including 282,341 shares under a predecessor plan), and was authorized under the plan to grant an additional 368,000 stock options. The Company may incorporate a provision in each stock option agreement to allow the option holder to surrender options and request a cash payment for the difference between the fair market value of the shares at the date of surrender and the option price. Separately from the stock option plan, the Company has issued stock appreciation rights ("SARs") to certain employees.
     In order to compensate the holders of unexercised stock options for decreases in the underlying value of shares subject to the options resulting from certain capital gain distributions to stockholders, the Company has also issued Deferred Payment Agreements to holders of unexercised stock options at the time of such distributions. These Deferred Payment Agreements provide for a fixed cash payment to stock option holders upon exercise of the options in an amount approximately equal to the amount of the capital gain distribution that would have been payable on the shares subject to the options if the options had been exercised prior to the record date for the distributions. Holders of SARs have been similarly compensated by a downward adjustment in the price of SARs held by them.
     Financial Accounting Standards Board pronouncements require that all stock options which have a cash payment election option be accounted for as SARs. Accordingly, included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or reductions in accrued compensation expense to reflect the issuance of new SARs or stock options with cash payment provisions, vesting, changes in the market value of the common stock from the dates of grant, expirations of non-vested options or SARs of terminated employees, and issuance of Deferred Payment Agreements or adjustment in SAR prices because of capital gain distributions. In the first quarter of 1993, the cash payment provision associated with 374,341 stock options was given up by certain of the option holders, thereby reducing stock appreciation right expense for 1993 by approximately $502,000.
     The following is a summary of stock option activity under the stock option plan (amounts in thousands, except per share amounts):

                                             Number of      Total Option
                                              Shares           Price                Option Price Per Share
                                           ------------     ------------      -------------------------------------
                                           1992    1993     1992    1993            1992                 1993
                                           ----    ----     ----    ----      ------------------   ----------------
     Outstanding, beginning of year        553      658     $7,535 $ 9,221    $ 4.13 to $17.25     $ 4.82 to $17.25
      Terminated                           (28)      --       (414)     --    $11.00 to $16.50     $   --
      Exercised                            (27)     (11)      (220)    (51)   $ 4.13 to $12.125    $ 4.82
      Granted                              160      264      2,320   4,333    $14.50               $16.125 to $17.75
                                           -------------------------------
     Outstanding, end of year              658      911     $9,221 $13,503    $ 4.82 to $17.25     $ 4.82 to $17.75
                                           ===============================
     Shares exercisable
      at end of year                       388      455
                                           ============

     At December 31, 1992, the Company had 295,601 SARs outstanding (of which 113,631 were exercisable) at prices ranging from $1.60 per share to $14.50 per share. At December 31, 1993, the Company had 382,605 SARs outstanding (of which 142,015 were exercisable) at prices ranging from $9.87 per share to $16.875 per share.
     At December 31, 1992 and 1993, the total amount accrued for stock options, SARs, and Deferred Payment Agreements was $1,570,000 and $2,026,000, respectively.

   PER SHARE DATA:

   Primary income per share is computed by dividing income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the years of 17,340,404, 18,249,306, and 22,781,485 in 1991, 1992 and 1993, respectively. Fully diluted income per share does not differ materially from primary income per share in 1991, 1992 and 1993.

     OWNERSHIP LIMITATIONS:

     In order to maintain Cousins' qualifications as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.

DISTRIBUTION OF REIT TAXABLE INCOME:

     The following is a reconciliation between dividends declared and dividends applied in 1991 and 1992 and estimated to be applied in 1993 to meet REIT distribution requirements ($ in thousands):

                                                                                        1991      1992       1993
                                                                                      -------    -------   -------
         Dividends declared                                                           $10,404    $11,496   $17,204
         That portion of dividends declared in current year, and paid in current
          year, which was applied to the prior year distribution requirements            (975)      (136)     (665)
         That portion of dividends declared in subsequent year, and paid in
          subsequent year, which will apply to current year                               136        665        --
                                                                                      ----------------------------
         Dividends applied to meet current year REIT distribution requirements        $ 9,565    $12,025   $16,539
                                                                                      ============================

     In 1991 and 1992, dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). In 1993, dividends applied exceeded taxable income by $198,000 because of an operating loss which will be carried forward to 1994. Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.

7.   INCOME TAXES

     In 1991, 1992 and 1993, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (actual 1991 and 1992 and estimated 1993) and Consolidated Net Income as reported herein are as follows ($ in thousands):

                                                                                      1991     1992    1993
                                                                                    -------  -------  -------
         Consolidated net income                                                    $ 9,108  $15,713  $11,965
         Consolidating adjustments                                                      337      178      515
         Less CREC net loss (income)                                                   (359)    (366)   1,413
                                                                                    -------------------------
         Cousins net income for financial reporting purposes                          9,086   15,525   13,893
         Adjustments arising from:
         Sales of investment properties                                               3,595    1,085   17,563
         Income from joint ventures (principally depreciation, revenue
          recognition, and operational timing differences)                           (2,939)  (4,829)  (7,614)
         Rental income recognition                                                     (941)    (726)    (403)
         Wildwood Training Facility differences                                         742      765   (7,664)
         Interest expense                                                              (447)    (320)     251
         Compensation expense under stock option and deferred compensation plans        299      397      146
         Depreciation                                                                   232       37       54
         Other                                                                          (62)      91      115
                                                                                    -------------------------
          Cousins taxable income                                                    $ 9,565  $12,025  $16,341
                                                                                    =========================

The consolidated provision (benefit) for income taxes is composed of the following ($ in thousands):

                                                                                      1991     1992    1993
                                                                                    -------  -------  -------
         CREC and its wholly owned subsidiaries:
          Currently payable (refundable):
           Federal                                                                  $  (640)  $  542  $  (818)
           State                                                                        (78)     (37)    (154)
                                                                                    -------------------------
                                                                                       (718)     505     (972)
                                                                                    -------------------------
         Adjustments arising from:
          Income from joint ventures                                                  1,020     (153)     565
          Operating loss carryforward                                                    --       --     (170)
          Stock appreciation right expense                                              (29)    (127)    (166)
          Other                                                                         (29)      --      (82)
                                                                                    -------------------------
                                                                                        962     (280)     147
                                                                                    -------------------------
         CREC provision (benefit) for income taxes                                      244      225     (825)
         Cousins provision for state income taxes                                        --      205       30
         Less provision applicable to gain on sale of investment properties              --      (70)      --
                                                                                    -------------------------
         Consolidated provision (benefit) applicable to income from operation       $   244    $ 360   $ (795)
                                                                                    =========================

   The Cousins provision for state income taxes in 1992 included $185,000 for settlement of prior years' income taxes.
   The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC's income (loss) before taxes as follows ($ in thousands):

                                                                               1991            1992             1993
                                                                           ------------   --------------   ---------------
                                                                           Amount  Rate   Amount    Rate   Amount    Rate
                                                                           ------  ----   ------    ----   ------    -----
  Federal income tax provision (benefit) at statutory rate                 $ 204    34%   $ 201      34%   $ (761)     34%
  State income tax provision (benefit), net of
   federal income tax effect                                                  24     4       24       4       (90)      4
  Other                                                                       16     3       --      --        26      (1)
                                                                           -----------------------------------------------
  CREC provision (benefit) for income taxes                                  244    41%     225      38%     (825)     37%
                                                                                    ===              ===               ===
  Cousins provision for income taxes                                          --            205                30
  Less provision applicable to gain on sale of
   investment properties                                                      --            (70)               --
                                                                           -----          -----            ------
  Consolidated provision (benefit) applicable to income
   from operations                                                         $ 244          $ 360            $ (795)
                                                                           =====          =====            ======

   At December 31, 1992 and 1993, the components of CREC's net deferred tax liability are as follows ($ in thousands):

                                                                                        1992                  1993
                                                                                     --------              --------
         Deferred tax assets                                                         $    257              $    633
         Deferred tax liabilities                                                      (1,562)               (2,385)
                                                                                     --------              --------
         Net deferred tax liability                                                  $ (1,305)             $ (1,752)
                                                                                     ========              ========
   At December 31, 1992 and 1993, the tax effect of significant temporary differences representing CREC'S deferred tax assets and liabilities are as follows ($ in thousands):

                                                                                        1992                  1993
                                                                                     --------              --------

         Operating loss carryforward, expiring 2008                                  $    --               $    170
         Income from joint ventures                                                    (1,549)               (2,245)
         Stock appreciation right expense                                                 153                   319
         Other                                                                             91                     4
                                                                                     --------              --------
                                                                                     $ (1,305)             $ (1,752)
                                                                                     ========              ========

8. PROPERTY TRANSACTIONS

   OPERATING PROPERTIES
   PERIMETER EXPO - In June 1993, the Company purchased the land for and began construction of Perimeter Expo, a retail power center adjacent to Perimeter Mall in Atlanta, Georgia. Perimeter Expo features a new concept called The Home Depot Expo, which was separately developed by The Home Depot as an upscale interior design center. Perimeter Expo contains approximately 295,000 square feet, of which approximately 178,000 square feet are owned by the Company. The center opened in November 1993 and became operational for financial reporting purposes on December 1, 1993. Perimeter Expo is included in Operating Properties in the accompanying December 31, 1993 Consolidated Balance Sheet.

     LAND HELD FOR INVESTMENT AND FUTURE DEVELOPMENT
     GEORGIA HIGHWAY 400 LAND - On December 21, 1988, the Company sold 100 acres in north central suburban Atlanta, Georgia, for use as a regional shopping center to be known as North Point Mall. The $12.5 million sales proceeds were treated as a deposit liability in the Consolidated Financial Statements until certain repurchase obligations expired. Profits on the sale of $6.0 million and $1.9 million were then recognized in 1992 and 1993, respectively, over the period that the Company completed certain infrastructure obligations, based on percentage of completion accounting. For income tax purposes, this transaction was treated as an installment sale, and gains of approximately $2.6 million and $7.8 million were recognized in 1988 and 1989, respectively.
     During 1993, portions of the Georgia Highway 400 land were developed by the Company for North Point Market and for ground leasing to freestanding users (see below and Note 9).
     PEACHTREE ROAD PROPERTY - The Company has entered into a contract for sale of its 9 acre Peachtree Road property for $4.8 million net proceeds to the Company. The buyer has deposited a $700,000 non-refundable deposit under the contract, and is scheduled to close the sale by the second quarter of 1994. If the sale closes as contemplated, the Company will recognize a gain of $3.1 million on the transaction.

     PROJECTS UNDER CONSTRUCTION
     NORTH POINT MARKET- In September 1993, the Georgia Highway 400 land owned through Spring/Haynes Associates (see Note 5) was distributed to its partners, with each partner concurrently recontributing certain acres of the land to a new venture, North Point Market Associates, L.P. (owned 82.3% by Cousins and 17.7% by an affiliate of Coca-Cola, whose ownership is included in Minority Interests in Consolidated Entities in the accompanying December 31, 1993 Consolidated Balance Sheet). Additionally, Cousins contributed certain acres of its wholly owned Georgia Highway 400 land to the new venture. The venture is constructing North Point Market, a retail power center adjacent to North Point Mall which will have 314,000 square feet in Phase I. The center also includes six outparcels that are being ground leased to freestanding users. Phase I is scheduled to open in the spring of 1994.

     PRESIDENTIAL MARKET- In October 1993, the Company purchased the land for and began construction of Presidential Market, a retail power center in northeast suburban Atlanta, Georgia. Presidential Market will contain approximately 310,000 square feet, of which approximately 194,000 will be owned by the Company. The center is scheduled to open in the fall of 1994. The center also includes six outparcels that will be sold or ground leased to freestanding users, which costs are separately included in Land Held for Investment or Future Development in the accompanying Consolidated Balance Sheets.

     RESIDENTIAL LOTS UNDER DEVELOPMENT
     In October 1993, CREC purchased 38 acres in northwest suburban Atlanta, Georgia which is being developed as residential lots. In January 1994, an additional 81 acres in northeast suburban Atlanta, Georgia was purchased for residential lot development.

9.   CONSOLIDATED STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION

     Interest (net of amounts capitalized (see Note 4)) and income taxes paid (net of refunds) were as follows ($ in thousands):

                                                                      1991      1992   1993
                                                                     ------     ----   ----
            Interest paid                                            $1,206     $957   $ --
            Income taxes paid, net of $565 refunded in 1992          $  179     $163   $ 68

     Significant non-cash financing and investing activities included the following:
     a. In September 1993, the carrying value of the Company's land and infrastructure costs for North Point Market (approximately $7,933,000) was transferred from Land Held for Investment or Future Development to Projects Under Construction (see Note 8). Included in the $7,933,000 of costs transferred to Projects Under Construction was the Company's carrying value (approximately $495,000) of a concurrent land distribution from Spring/Haynes Associates. Also concurrently, an affiliate of Coca-Cola contributed the land it previously held in Spring/Haynes Associates for a 17.7% minority interest in the North Point Market project, which was recorded at a value of $2,658,000 (see Note 8).
     b. In December 1993, the $4,709,000 carrying value of the 32 acres of the Georgia Highway 400 land being ground leased to freestanding users was transferred from Land Held For Investment or Future Development to Operating Properties.
     c. Effective June 30, 1992, the Company elected to cancel its outstanding treasury stock. The carrying value of the 2,896,000 shares of treasury stock in excess of $1 per share was charged to additional paid-in capital ($7,421,000) and cumulative undistributed net income ($10,699,000). This transaction had no effect on stockholders' investment.
     d. In 1992, the Company purchased certain assets of New Market Companies, Inc. and affiliates and CMI (see Note 2). The assets were acquired subject to certain liabilities as follows ($ in thousands):

                 Assets acquired (including cash of $609)              $3,508
                 Liabilities                                              896
                                                                       ------
                 Cash paid for assets                                  $2,612
                                                                       ======

     e. In December 1992, cumulative deferred income of $3.6 million was applied against the Wildwood Training Facility Mortgage Note (see Note 3).
     f. The Company canceled a life insurance policy in 1991 and offset $482,000 of the life insurance's cash surrender value against a related loan.

10.  RENTAL REVENUES

     The Company leases office space and retail space. The leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and all are classified and accounted for as operating leases.
     At December 31, 1993, future minimum rentals to be received under existing non-cancelable leases, including tenants' current pro rata share of operating expenses are as follows ($ in thousands):

                                   Retail          Office            Total
                                  --------         -------          --------
         1994                     $  7,674         $ 6,099          $ 13,773
         1995                        7,788           6,268            14,056
         1996                        7,828           6,466            14,294
         1997                        7,969           5,977            13,946
         1998                        8,038           5,744            13,782
         Subsequent to 1998        115,266          28,197           143,463
                                  ------------------------------------------
                                  $154,563         $58,751          $213,314
                                  ==========================================

     For the years ended December 31, 1991, 1992 and 1993, income recognized on a straight-line basis for financial reporting purposes exceeded income which accrued in accordance with the lease terms by $950,000, $804,000, and $391,000, respectively (see Notes 1 and 3). Of the future minimum office rentals, 89% are attributable to the three major tenants of the Company's First Union Tower project in Greensboro, North Carolina.

11.  SUBSEQUENT EVENT

     On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $33 million. The notes require minimum monthly payments totaling $2,818,000 annually, which through the year 2000, are supported by a U.S. government agency lease.



SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
- -----------------------------------------------------------------------------------------------------------------------
Selected quarterly information for the two years ended December 31, 1993
($ in thousands, except per share amounts):


                                                                                                    Quarters
                                                                                     ----------------------------------
                                                                                     First    Second    Third    Fourth
                                                                                     -----    ------    -----    ------
1992:
Revenues                                                                            $5,280    $5,785    $3,622   $4,188
Income from joint ventures                                                             519       931       768      355
Gain on sale of investment properties, net of applicable income tax provision           --       114     5,995      535
Net income                                                                           2,528     3,466     7,454    2,265
Net income per share                                                                   .15       .20       .43      .11

1993:
REVENUES                                                                            $4,374    $4,637    $4,986   $5,049
INCOME FROM JOINT VENTURES                                                             441     1,145       494    3,436
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF APPLICABLE INCOME TAX PROVISION          230       496     1,201       --
NET INCOME                                                                           1,415     3,205     2,913    4,432
NET INCOME PER SHARE                                                                   .07       .15       .13      .17

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
- --------------------------------------------------------------------------------------------------------------------------
($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      1989            1990         1991            1992             1993
                                                    --------        --------     --------        --------         --------
Rental revenues                                     $  4,388        $  4,917     $  6,728        $  6,933         $  6,687
Fees                                                   2,891           5,512        4,855           4,953            5,903
Interest and other                                     9,844           7,794        7,127           6,989            6,456
                                                    ----------------------------------------------------------------------
TOTAL REVENUES                                        17,123          18,223       18,710          18,875           19,046
                                                    ----------------------------------------------------------------------
INCOME FROM JOINT VENTURES                               712             880        2,434           2,573            5,516
                                                    ----------------------------------------------------------------------
Rental property operations                             1,151           1,890        2,456           2,354            2,310
Depreciation and amortization                            960           1,911        2,236           2,345            3,164
Stock appreciation right expense (credit)                632          (1,272)         378             860              721
Interest expense                                         263           1,376        1,149             820               --
General, administrative, and other expenses            5,374           4,743        5,573           5,640            9,124
                                                    ----------------------------------------------------------------------
TOTAL EXPENSES                                         8,380           8,648       11,792          12,019           15,319
                                                    ----------------------------------------------------------------------
PROVISION (BENEFIT) FOR INCOME TAXES
 FROM OPERATIONS                                          42          (2,347)         244             360             (795)
GAIN ON SALE OF INVESTMENT PROPERTIES,
 NET OF APPLICABLE INCOME TAX PROVISION                5,752           5,006           --           6,644            1,927
                                                    ----------------------------------------------------------------------
NET INCOME                                          $ 15,165        $ 17,808     $  9,108        $ 15,713         $ 11,965
                                                    ======================================================================
INCOME PER SHARE:
 From operations before gain on
  sale of investment properties                     $    .54        $    .74     $    .53        $    .50         $    .44
 From gain on sale of investment properties,
  net of applicable tax provision                        .33             .29           --             .36              .09
                                                    ----------------------------------------------------------------------
 Net income per share                               $    .87        $   1.03     $    .53        $    .86         $    .53
                                                    ======================================================================
CASH DIVIDENDS DECLARED PER SHARE                   $    .91        $    .60     $    .60        $    .62         $    .73
                                                    ======================================================================
Total assets                                        $157,191        $168,358     $169,406        $195,791         $319,702
Notes payable                                         25,667          34,285       34,680           9,079           35,151
Stockholders' investment                             107,924         115,345      114,100         176,091          270,557

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------
TO THE STOCKHOLDERS OF COUSINS PROPERTIES INCORPORATED:
   We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 1992 and 1993, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. and Haywood Mall Associates which statements combined reflect assets of 43% and 44% of the joint ventures totals as of December 31, 1992 and 1993 and revenues of 21%, 37% and 41% of the 1991, 1992 and 1993 joint ventures totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 1991, 1992 and 1993 and for the years then ended, is based solely on the reports of the other auditors.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
   In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 1992 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

                                                           ARTHUR ANDERSEN & CO.
Atlanta, Georgia
March 10,1994

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- -------------------------------------------------------------------------------
RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1993

     GENERAL - Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up losses of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results. For information as to certain factors which may affect future income and cash flow, see "Additional Prospective Information."

     RENTAL REVENUES - Rental revenues increased in 1992 over 1991, and then decreased in 1993. Rental revenues were primarily affected by changes which occurred in the 3301 Windy Ridge Parkway Building, a 107,000 square foot Company wholly owned building in Wildwood Office Park, which had rental revenues of $912,000 and $713,000 in 1991 and 1992, respectively, and $0 in 1993. This building was unoccupied for the first three months of 1991, after which it was 80% leased to IBM from April 1991 through June 1992. Subsequently, commencing January 1994 a single tenant leased approximately 60% of the building for a term of ten years. The lease has options permitting the tenant to expand its occupancy to the remainder of the building over the next several years.
     Rental revenues were favorably impacted over the three year period by First Union Tower, which had rental revenues of $4,916,000, $5,302,000, and $5,421,000 in 1991, 1992 and 1993, respectively.

     DEVELOPMENT AND CONSTRUCTION FEES - Development and construction fee income decreased in 1992 and 1993, primarily because the number of office buildings under development decreased from two in 1991 to one in 1992 and none in 1993. In addition, the level of office tenant construction activity decreased over the three year period.
     In the fourth quarter of 1992, the Company acquired the retail development business of New Market Companies, Inc. ("NMC") and as a result of that acquisition, recognized development fees from third parties of $129,000 and $590,000 in 1992 and 1993, respectively, partially offsetting the decreases in office related fees.

     MANAGEMENT FEES - Management fees increased in 1992 and 1993. Management fees in 1991 and 1992 were received by CREC for management of the One Ninety One Peachtree Tower, which opened at the end of 1990. Beginning in November 1992, additional management fees were received from projects previously managed by CMI, amounting to $194,000 and $1,673,000 in 1992 and 1993, respectively. See Note 2 of Notes to Consolidated Financial Statements.

     LEASING AND OTHER FEES AND LEASING AND OTHER COMMISSION EXPENSE - Leasing and other fees increased in 1992 and 1993. In 1993, the increase was primarily the result of acquiring the retail development business of NMC in October 1992, which generated leasing and other fees from third parties of $49,000 and $1,598,000 in 1992 and 1993, respectively; this increase was partially offset by a decrease in office leasing fees from $2,663,000 to $1,408,000 because there were no new office buildings generating major tenant leasing fees in 1993. The increase in office leasing fees in 1992 compared to 1991 was primarily due to major tenant leasing fee income from NationsBank Plaza, which opened in February 1992.
     Changes in leasing commission expense were associated primarily with the changes in leasing fee income recognized from One Ninety One Peachtree Tower.

     INTEREST AND OTHER INCOME - Interest income decreased in 1992 and 1993. Between 1991 and 1992, the decrease was primarily due to a decrease in rates available on temporary investments. Between 1992 and 1993, the decrease was primarily due to a $1,088,000 reduction in interest recognized on the Wildwood Training Facility Mortgage Note (see Note 3 of Notes to Consolidated Financial Statements). The decrease in 1993 was partially offset by a $403,000 increase in temporary investment income due to higher average cash balances, and $242,000 of other income from residential land sale proceeds.

     INCOME FROM JOINT VENTURES - (All amounts reflect the Company's share of joint venture income.) Income from joint ventures was approximately $3 million higher in 1993 compared to 1992 and 1991. Income from Wildwood Associates increased $1,009,000 from 1992 to 1993, primarily because of leaseup of the 3200 Windy Hill Road Building ($326,000), a deferred rent payment received on the 2500 Windy Ridge Parkway Building ($161,000), and reduced interest expense ($195,000).
     Income from CSC Associates, L.P. increased $727,000 from 1992 to 1993. The Company's share of the 1993 results benefited by $874,000 in the fourth quarter of 1993 due to recognition by the Company of a partnership income preference which had accrued over the period January 1992 through December 1993, and was recognized by the Company after the partnership's debt was repaid in October 1993 and net income became positive. In addition, interest expense was reduced by approximately $1.8 million in the fourth quarter of 1993 because of the partnership's debt prepayment (see Note 5 of Notes to Consolidated Financial Statements). Partially offsetting the improvement in 1993 was the benefit in 1992 of the capitalization of $696,000 of startup losses, and the lack of approximately $.7 million of building depreciation until the building became operational in June 1992. Also mitigating the improvement in 1993 was the write-off of $361,000 of unamortized loan closing costs upon prepayment of the partnership's debt in October 1993.
     Income from joint ventures was also favorably impacted in 1993 by a $460,000 gain recognized upon the sale of the Omni International Hotel in April 1993 by Norfolk Hotel Associates, and an additional $156,000 in net income from that venture primarily as a result of receiving income on the purchase money mortgage note rather than income from hotel operations following the sale.

     GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses were $2.8 million higher in 1993 than they had been in each of the prior two years. The 1993 increase was primarily due to the acquisition in the fourth quarter of 1992 of CMI ($1,029,000 increase over 1992) and the retail development business of NMC ($1,922,000 increase over 1992 net of costs capitalized to projects under construction).

     DEPRECIATION AND AMORTIZATION - Depreciation and amortization increased $819,000 in 1993 over the 1992 level, which was approximately the same as the 1991 level. The increase was due primarily to an increase of $763,000 in the amortization of intangible assets acquired from NMC. These intangible assets are being written off as the related income is recognized.

     STOCK APPRECIATION RIGHT EXPENSE - This non-cash item is primarily related to the price per share of the Common Stock, which increased over the three year period and was $11.875, $14.50 and $16.50 per share at December 31, 1991, 1992 and 1993, respectively. The cash payment provision associated with 374,341 stock options was given up by certain of the option holders in 1993, thereby reducing stock appreciation right expense by approximately $502,000 (see Note 6 of Notes to Consolidated Financial Statements).

     INTEREST EXPENSE - Interest expense decreased in 1992 and 1993, primarily because the First Union Tower line of credit was paid down to $1,000 from October 1992 through December 30, 1993 with the proceeds from a common stock offering. This reduced interest expense on the line of credit from $2,585,000 in 1991 to $1,250,000 in 1992 and $1,000 in 1993. Partially offsetting these decreases in interest expense was the amount of interest capitalized to projects under development (a reduction of interest expense), which decreased from $1,542,000 in 1991 to $571,000 in 1992 and $347,000 in 1993.

     OTHER EXPENSES - Other expenses decreased in 1992 versus 1991, and then increased in 1993. The decrease between 1992 and 1991 was due to a decrease in predevelopment expenses from $253,000 to $120,000. In 1993, predevelopment expenditures increased to $556,000. Other expenses also increased in 1993 because of a $309,000 reserve established for the present value of an indemnification an insurance company in rehabilitation had made to the Company in 1974, but defaulted on in the third quarter of 1993. This obligation is due in monthly installments of principal and interest of $3,208 through December 2009. In addition, other expenses included the $150,000 cost of the $242,000 residential land sale included in other income.

     PROVISION (BENEFIT) FOR INCOME TAXES FROM OPERATIONS - Income taxes increased in 1992 as compared to 1991 primarily because the 1992 provision included $185,000 in settlement of Cousins' prior years' income taxes (see Note 7 of Notes to Consolidated Financial Statements). Other than this provision, the income tax provision (benefit) primarily reflected the income or loss of CREC and its subsidiaries. In 1993, CREC and its subsidiaries had a net loss (resulting in an income tax benefit) due to a reduction in CREC's fee income and higher expenses resulting from the acquisition of the retail development business of NMC.

     GAIN ON SALE OF INVESTMENT PROPERTIES - The gain on sale of investment properties in 1992 included $6.0 million of profits recognized on the North Point Mall land sale (see Note 8 of Notes to Consolidated Financial Statements) and $.5 million from the sale of a 27 acre parcel in West Cobb County, Georgia. The gain on sale of investment properties in 1993 was entirely from profits recognized on the North Point Mall sale. The Company recognized profits on the North Point Mall sale based on percentage of completion accounting as certain infrastructure work required by the sales contract was completed. All of the remaining profit on the North Point Mall sale was recognized in 1993, when all work required by the sales contract was substantially completed. The Company recognized a total profit of approximately $7,944,000 on this sale in 1992 and 1993.

ADDITIONAL PROSPECTIVE INFORMATION
     Following the Company's October 1993 stock offering, the Company and its joint venture partner paid off the mortgage loan on NationsBank Plaza. Based on current occupancy and lease terms, the Company expects its share of net income from this project to increase from $201,000 in 1993 to approximately $6.5 million in 1994, and its share of cash flows from operating activities to increase from $2.6 million to approximately $8.5 million. (These amounts include Cousins' benefit from its partnership preference, including interest thereon, of $874,000 and $475,000 in 1993 and 1994, respectively. Cousins' benefit of its partnership preference will be $35,000 in

January 1995, and zero thereafter; however, beginning in February 1995, the Company's joint venture partner's annual rental rate will increase by an amount equal to the preference rate.)
     The Company opened its Perimeter Expo retail power center at the end of 1993. Two more retail power centers, North Point Market and Presidential Market, are currently under construction and are scheduled to open in the spring and fall of 1994, respectively. In addition, ground leases on a portion of the Company's Georgia Highway 400 property began producing income in the fourth quarter of 1993, and the amount of income will increase during 1994 as additional leases commence.
     The Company plans to increase its equity investment in its Haywood Mall joint venture by approximately $22 million in order to fund its 50% share of the costs of an expansion of Haywood Mall and prepay the venture's 9.37% mortgage debt. This will result in the venture's producing increased cash flows from operating activities beginning in mid-1994.
     A single tenant has leased approximately 60% of the 3301 Windy Ridge Parkway Building beginning in January 1994. This lease is expected to increase the Company's cash flows from operating activities by approximately $700,000 on an annualized basis over 1993 results. The lease has options permitting the tenant to expand its occupancy to the remainder of the building over the next several years.
     The repayment of $39.9 million of mortgage notes receivable in June 1994 (see Note 3 of Notes to Consolidated Financial Statements) will cause a reduction in interest income in 1994. However, this reduction will be offset by the Company's purchase of a mortgage note from the RTC in March 1994 (see Note 11 of Notes to Consolidated Financial Statements).
     The Company's Peachtree Road property is under contract for a sale scheduled to close by the second quarter of 1994. If the sale closes as anticipated, the Company will receive net cash of $4.8 million, and record a gain on sale of investment property of approximately $3.1 million.
     IBM currently leases over 1.1 million square feet in Wildwood Office Park and Summit Green. While IBM has announced reductions in its work force, effective January 1, 1993 it extended its lease of the Wildwood Training Facility from November 1993 to November 1998. With the Training Facility lease extension, IBM has a continuing leasing commitment for the following square footage in Wildwood Office Park and Summit Green, in addition to its 50% ownership interest in all of the leased properties except the Wildwood Training
Facility: 11,608 expiring in December 1994, 46,333 expiring in December 1995, 80,941 expiring in November 1996, 187,955 expiring in November 1998, 445,755 expiring in March 2001, and 303,436 expiring in December 2002. IBM has currently made available to Wildwood Associates for re-leasing to new tenants all of the space expiring in December 1995, approximately 56,000 square feet expiring in November 1996, and all of the space expiring in December 2002. To date, 78,170 square feet of this space has been leased to other tenants. In addition to the above subleased space, an IBM lease on 139,944 square feet previously expiring in December 1995 was replaced in 1993 by a Coca-Cola Enterprises Inc. lease expiring in December 1998, and 22,688 square feet of space previously expiring in November 1996 was replaced by leases to other tenants. The IBM downsizing has provided Cousins with an opportunity to help its partner, IBM, as well as provide the joint venture with a marketing advantage by allowing cash flow to be maintained from existing leases, while making space available to prospective tenants for extended leases on very competitive lease terms.

LIQUIDITY AND CAPITAL RESOURCES

     As a result of common stock offerings in 1992 and 1993, the Company's debt (including its pro rata share of unconsolidated joint venture debt) was only 22% of total market capitalization at December 31, 1993, giving the Company excellent financial flexibility.
     The Company has acquisition and development projects in various planning stages. The Company currently intends to finance these projects, and the acquisitions, projects under construction and debt repayments discussed in Notes 4, 5, 8, and 11 of Notes to Consolidated Financial Statements, by using cash on hand, existing lines of credit, additional lines of credit as required, and the scheduled repayment of approximately $40 million of notes receivable in June 1994.

EFFECTS OF INFLATION

     The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

MARKET AND DIVIDEND INFORMATION
- ----------------------------------------------------------------------------------------------------------------------------
     The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:


                                         1992 QUARTERS                                      1993 QUARTERS
                        ------------------------------------------       ----------------------------------------------
                          FIRST      SECOND     THIRD      FOURTH          FIRST        SECOND       THIRD      FOURTH
                        --------    --------  --------    --------       --------      --------    --------    --------
High                    $ 12 1/2    $ 12 1/2  $ 13 7/8    $ 15           $ 18          $ 18        $ 18 1/4    $ 18 3/8
Low                       11 1/2      11 1/4    11 1/2      13 5/8         14 1/4        14 7/8      15 3/8      15 1/2
Dividends Declared            .15        .15       .15         .17            .17           .17         .17         .22
Payment Date              2/21/92    5/28/92   8/24/92    12/21/92        2/22/93       5/28/93     8/24/93    12/21/93

     The Company's stock trades on the New York Stock Exchange (ticker symbol
CUZ). At December 31, 1993, there were 1,161 stockholders of record.

     In 1992, the Company designated as capital gain dividends 40% of the dividend paid May 28, 1992 and all of the dividends paid August 24, 1992 and December 21, 1992. All other dividends paid in 1992 were taxable as ordinary dividends. In 1993, the Company designated all dividends as capital gain dividends. In addition, in 1992 and 1993 an amount calculated as 9.77% of ordinary dividends and 5.26% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.


ABOUT YOUR DIVIDENDS
- -------------------------------------------------------------------------------
     TIMING OF DIVIDENDS - Cousins normally pays regular dividends four times each year in February, May, August and December. However, the timing of the last dividend from year to year may cause stockholders to receive as few as three and as many as five regular dividends in any year. Depending upon taxable income (see below), special dividends may also be declared in some years, and may be payable at the same time or separately from regular dividends.

     DIFFERENCES BETWEEN NET INCOME AND CASH DIVIDENDS DECLARED - Cousins' current intention is to distribute 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:

       a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of a consolidated non-REIT entity that pays corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 7 of Notes to Consolidated Financial Statements.

       b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in Note 6 of Notes to Consolidated Financial Statements.

     CAPITAL GAINS DIVIDENDS - In some years, as it did in 1991, 1992 and 1993, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain. For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately as a capital gain in accordance with the Schedule B instructions.

     TAX PREFERENCE ITEMS AND "DIFFERENTLY TREATED ITEMS" - Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included under "Market and Dividend Information" in this report.
     Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's alternative minimum tax is higher than that stockholder's regular tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.