Form 10-K, Exhibit 13
COUSINS PROPERTIES INC
filed 1995-03-29
CIK 25232

[DESCRIPTION] ANNUAL REPORT DATED 12/31/94

[CAPTION]
COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

CONSOLIDATED BALANCE SHEETS
($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                     DECEMBER 31,
                                                   ---------------
                                                     1993     1994
                                                   -------  -------
ASSETS
PROPERTIES (Notes 4 and 8):
  Operating properties, net of accumulated depreciation of
   $9,418 in 1993 and $12,112 in 1994               $ 59,361  $ 92,464
  Land held for investment or future development      23,877    27,353
  Projects under construction                         14,556     8,711
  Residential lots under development                   1,040     8,602
                                                    ------------------
   Total properties                                   98,834   137,130
                                                    ------------------
CASH AND CASH EQUIVALENTS, at cost, which
  approximates market                                 31,684     3,407

NOTES AND OTHER RECEIVABLES (Note 3)                  69,455    52,571

INVESTMENT IN UNCONSOLIDATED JOINT
  VENTURES (Notes 4 and 5)                           115,252   130,838

OTHER ASSETS                                           4,477     6,871
                                                    ------------------
    TOTAL ASSETS                                    $319,702  $330,817
                                                    ==================
LIABILITIES AND STOCKHOLDERS' INVESTMENT

NOTES PAYABLE  (Note 4)                             $ 35,151  $ 41,799

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES               9,925    11,144

MINORITY INTERESTS IN CONSOLIDATED ENTITIES            3,648     3,631

DEPOSITS AND DEFERRED INCOME                             421     1,345
                                                    ------------------
    TOTAL LIABILITIES                                 49,145    57,919
                                                    ------------------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
  Common stock, $1 par value, authorized
    50,000,000 shares; issued 27,830,631 in
    1993 and 27,863,741 in 1994                       27,831    27,864
  Additional paid-in capital                         147,018   147,495
  Cumulative undistributed net income                 95,708    97,539
                                                    ------------------
    TOTAL STOCKHOLDERS' INVESTMENT                   270,557   272,898
                                                    ------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT  $319,702  $330,817
                                                    ==================

The accompanying notes are an integral part of these consolidated balance sheets.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

CONSOLIDATED STATEMENTS OF INCOME
($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 YEARS ENDED DECEMBER 31,
                                                -------------------------
                                                  1992     1993     1994
                                                -------  -------  -------
REVENUES:
  Rental property revenues (Note 10)            $ 6,933  $ 6,687  $13,150
  Development and construction fees               1,744      898    1,020
  Management fees (Note 2)                          498    1,999    2,061
  Leasing and other fees                          2,711    3,006    1,942
  Residential lot and outparcel sales                 -        -    6,132
  Interest and other                              6,989    6,456    6,801
                                                -------------------------
                                                 18,875   19,046   31,106
                                                -------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES
  (Note 5)                                        2,573    5,516   12,580
                                                -------------------------
COSTS AND EXPENSES:
  Rental property operating expenses              2,354    2,310    3,338
  General and administrative expenses             4,585    7,336    7,538
  Depreciation and amortization                   2,345    3,164    3,742
  Leasing and other commissions                     404      193       82
  Stock appreciation right expense (Note 6)         860      721      433
  Residential lot and outparcel cost of sales         -        -    5,762
  Interest expense (Note 4)                         820        -      411
  Property taxes on undeveloped land                488      537    1,085
  Other                                             163    1,058      922
                                                -------------------------
                                                 12,019   15,319   23,313
                                                -------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAXES
  AND GAIN ON SALE OF INVESTMENT PROPERTIES       9,429    9,243   20,373
PROVISION (BENEFIT) FOR INCOME TAXES FROM
  OPERATIONS (Note 7)                               360     (795)    (166)
                                                -------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT
 PROPERTIES                                       9,069   10,038   20,539
                                                -------------------------
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
 APPLICABLE INCOME TAX PROVISION (Note 7)         6,644    1,927    6,356
                                                -------------------------
NET INCOME                                      $15,713  $11,965  $26,895
                                                =========================
INCOME PER SHARE (Note 6)
 From operations before gain on sale of
   investment properties                        $   .50  $   .44  $   .74
 From gain on sale of investment properties,
   net of applicable income tax provision           .36      .09      .23
                                                -------------------------
NET INCOME PER SHARE                            $   .86  $   .53  $   .97
                                                =========================
CASH DIVIDENDS DECLARED PER SHARE (Note 6)      $   .62  $   .73  $   .90
                                                =========================


The accompanying notes are an integral part of these consolidated statements.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994
($ IN THOUSANDS)
                        ADDITIONAL CUMULATIVE
                          COMMON    PAID-IN  UNDISTRIBUTED TREASURY
                           STOCK    CAPITAL    NET INCOME   STOCK     TOTAL
                        ---------  --------- ------------- --------   -----
BALANCE, December 31, 1991 $20,237  $  7,421   $107,458    $(21,016) $114,100

 Net income, 1992                -         -         15,713           -
15,713
 Cancellation of
   treasury stock           (2,896)   (7,421)   (10,699)     21,016         -
 Common stock issued pursuant to:
  4,375,000 share stock offering,
   net of expenses           4,375    53,389          -           -    57,764
  Exercise of options            9       101          -           -       110
 Common stock acquired          (8)      (63)       (29)          -      (100)
 Dividends declared              -         -    (11,496)          -   (11,496)
                           --------------------------------------------------
BALANCE, December 31, 1992  21,717    53,427    100,947           -   176,091
                           --------------------------------------------------
 Net income, 1993                -         -     11,965           -    11,965
 Common stock issued pursuant to:
  6,100,000 share stock offering,
   net of expenses           6,100    93,401          -           -    99,501
  Exercise of options and
   Director stock plan          14       190          -           -       204
 Dividends declared              -         -    (17,204)          -   (17,204)
                           --------------------------------------------------
BALANCE, December 31, 1993  27,831   147,018     95,708           -   270,557
                           --------------------------------------------------
 Net income, 1994                -         -     26,895           -    26,895
 Common stock issued pursuant to:
  Exercise of options and
   Director stock plan          12       169          -           -       181
  Compensation plan, in lieu
   of cash                      21       308          -           -       329
 Dividends declared              -         -    (25,064)          -   (25,064)
                           --------------------------------------------------
BALANCE, December 31, 1994 $27,864  $147,495   $ 97,539    $      -  $272,898
                           ==================================================




The accompanying notes are an integral part of these consolidated statements.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
($ IN THOUSANDS)
                                                      YEARS ENDED DECEMBER 31,
                                                     -------------------------
                                                       1992     1993     1994
                                                     -------  --------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Income before gain on sale of investment properties $ 9,069  $ 10,038  $20,539
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization, net of minority
    interests' share                                   2,345     3,164   3,662
   Stock appreciation right expense                      860       721      433
   Cash charges to expense accrual for stock
     appreciation rights                                (123)     (147)     (49)
   Other non-cash charges (credits)                        -       310     (623)
   Rental revenue recognized on straight-line
    basis in excess of rental revenue specified
    in lease agreements                                 (804)      (391)   (209)
   Deferred income received                              284        297   1,131
   Deferred income recognized                           (703)      (252)   (301)
   Income from unconsolidated joint ventures          (2,573)    (5,516)(12,580)
   Operating distributions from unconsolidated
    joint ventures                                     2,370      7,507  15,665
   Compensation paid in stock in lieu of cash              -          -     329
   Residential lot and outparcel cost of sales             -          -   5,667
   Changes in other operating assets and
    liabilities:
     Change in other receivables                        (237)       440    (606)
     Change in accounts payable and accrued
      liabilities                                        945     (1,068)  2,549
                                                     --------------------------
Net cash provided by operating activities             11,433     15,103  35,607
                                                     --------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Gain on sale of investment properties, net of
  applicable income tax provision                      6,644      1,927   6,356
 Adjustments to reconcile gain on sale of
  investment properties to net cash provided
  by sales activities:
   Cost of sales                                       3,483      1,444   6,923
   Deposits and deferred income received                 358          -       -
   Deposits and deferred income recognized            (9,118)    (3,370)      -
 Property acquisition and development
  expenditures                                        (6,038)   (31,358)(53,573)
 Collection of notes receivable                          294        386  45,011
 Investment in notes receivable                            -     (5,524)(28,039)
 Investment in unconsolidated joint ventures,
  including interest capitalized to equity
  investments                                           (725)   (87,180)(20,844)
 Change in other assets, net                             (95)      (458) (2,601)
 Principal payments received on government
  agency securities                                      648        585     636
 Non-operating distributions from unconsolidated
  joint ventures                                           -          -     586
 Non-property acquisitions, net of cash
  acquired (Note 9)                                   (2,003)         -       -
                                                     --------------------------
Net cash used in investing activities                 (6,552)  (123,548)(45,545)
                                                     --------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from lines of credit                           788      3,499  73,287
 Repayment of lines of credit                        (34,525)         - (50,138)
 Dividends paid                                      (11,496)   (17,204)(25,064)
 Repayment of other notes payable                       (480)       (43)(16,976)
 Proceeds from other notes payable                     8,616     22,306     475
 Common stock sold, net of expenses                   57,788     99,564      77
 Investment in joint venture by minority interest          -        974       -
 Common stock acquired                                  (100)         -       -
                                                     --------------------------
Net cash (used in) provided by financing activities   20,591    109,096 (18,339)
                                                     --------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS  25,472        651 (28,277)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         5,561     31,033  31,684
                                                     --------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR             $31,033   $ 31,684 $ 3,407
                                                     ==========================

The accompanying notes are an integral part of these consolidated statements.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1992, 1993 AND 1994

1.SIGNIFICANT ACCOUNTING POLICIES
  CONSOLIDATION AND PRESENTATION:
  The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins") and its majority owned partnerships, as well as Cousins Real Estate Corporation ("CREC") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned joint ventures are recorded using the equity method of accounting. However, the recognition of losses is limited to the amount of direct or implied financial support. Information regarding the non-majority owned joint ventures is included in Note 5.
  Certain 1992 and 1993 amounts have been reclassified to conform with the 1994 presentation.
  INCOME TAXES:
  Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding CREC's and its wholly owned subsidiaries' consolidated taxable income) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see Note 7). CREC and its wholly owned subsidiaries file a consolidated federal income tax return.
  DEPRECIATION AND AMORTIZATION:
  Buildings are depreciated over 30 to 40 years. Furniture, fixtures and equipment are depreciated over 5 to 15 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.
  FEE INCOME AND COST CAPITALIZATION:
  Development, construction, management, and leasing fees received from unconsolidated joint ventures are recognized as earned. A portion of these fees may be capitalized by the joint ventures; however, the Company expenses salaries and other direct costs related to this income. The Company classifies its share of fee income earned by unconsolidated joint ventures as fee income rather than joint venture income for those ventures where the related expense is borne primarily by the Company rather than the venture.
  Development, construction, and leasing fees received by CREC and its subsidiaries from Cousins and Cousins' majority owned joint ventures are eliminated in consolidation. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized. The table below shows the fees eliminated, the internal costs capitalized related to these fees, and the additional internal costs capitalized by CREC to its own residential developments ($ in thousands):

                                                 1992     1993    1994
                                                 ----     ----    ----
          Fees eliminated in consolidation       $94     $  918  $3,019
          Internal costs capitalized to projects
           on which fees were eliminated         $67     $1,107  $1,508
          Internal costs capitalized to CREC
           residential developments              $ -     $   39  $  292

  Interest, real estate taxes, and rental revenues and expenses of properties prior to the date they become operational are also capitalized for financial reporting purposes. Interest is also capitalized to investments accounted for by the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.
  Management fees received from consolidated entities are shown as a reduction in rental property operating expenses.

  CASH AND CASH EQUIVALENTS:
  Cash and cash equivalents includes cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 1994, cash and cash equivalents included $3 million from a property sale held in escrow pending reinvestment in a tax free exchange.
  RENTAL PROPERTY REVENUES:
  In accordance with Statement of Financial Accounting Standards No. 13, income on leases which include scheduled increases in rental rates over the lease term is recognized on a straight-line basis.
2.RELATIONSHIP WITH MANAGEMENT ENTITY AND DEVELOPMENT AND LEASING ENTITY
  DEVELOPMENT AND LEASING ACTIVITIES - CREC conducts development and leasing activities for real estate projects. A wholly owned subsidiary of CREC, Cousins/New Market Development Company, Inc. ("CNM"), develops retail power centers for the Company. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 1992, 1993 and 1994 Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's nonvoting common stock, which common stock is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($7,839,000 in aggregate) exceed CREC's $2,627,680 of equity.
  PROPERTY MANAGEMENT ACTIVITIES - Through November 19, 1992, Cousins Management, Inc. ("CMI") conducted property management activities for Cousins and certain of its joint ventures. A charitable foundation was the owner of 100% of the nonvoting common stock of CMI, which stock was entitled to 99% of any dividends. Vipin L. Patel, Senior Executive Vice President of Cousins, was the owner of 100% of the voting common stock of CMI, which stock was entitled to 1% of any dividends. CMI was an independent contractor and was not included in the Company's Consolidated Financial Statements. CMI received $1,338,000 of management fees from the Company and its joint ventures in 1992. All personnel and other costs associated with generating these management fees were absorbed by CMI.
  On November 20, 1992, after receiving a ruling from the Internal Revenue Service that Cousins' performance of the management activities which had been conducted by CMI would not affect the status, as qualifying REIT income, of the rents received from real property owned by Cousins or its joint ventures, Cousins acquired the assets of CMI and began directly managing properties owned by Cousins and certain of its joint ventures.
3.NOTES AND OTHER RECEIVABLES
  At December 31, 1993 and 1994, notes and other receivables include the following ($ in thousands):

                                                      1993      1994
                                                    -------    -------
     Wildwood Training Facility Mortgage Note       $ 18,208   $17,791
     9.1% Mortgage Notes                              39,927         -
     650 Massachusetts Avenue Mortgage Notes               -    28,039
     Norfolk Hotel Associates Line of Credit           4,624         -
     Miscellaneous Notes                                  80        36
     Cumulative rental revenue recognized on a straight-
       line basis in excess of revenue which accrued in
       accordance with lease terms (see Note 1)        3,735     3,945
     Other Receivables                                 1,612     2,127
     Investment in Government Agency Securities        1,269       633
                                                     -----------------
     Total Notes and Other Receivables               $69,455   $52,571
                                                     =================

  WILDWOOD TRAINING FACILITY MORTGAGE NOTE - This note, which has a face amount of $25.9 million and matures November 30, 2013, is collateralized by a building located on land owned by the Company and leased to a limited partnership through November 30, 2013, with no renewal option. The limited partnership also leased certain equipment from the Company. The building was 100% leased to International Business Machines Corporation ("IBM") through November 30, 1993. In January 1993, the IBM lease was extended through November 30, 1998. Concurrently with the IBM lease extension, the mortgage note and leases were also modified, and the Company funded an additional $900,000 under the modified note during 1993 for building improvements.
  The IBM lease generated net cash flow of approximately $3.7 million annually to the limited partnership through December 31, 1992, of which approximately $3.6 million was paid to the Company as note and lease payments. Effective January 1, 1993, the IBM lease generated net cash flow of approximately $2.4 million annually to the limited partnership, of which approximately $2.3 million was paid to the Company as note and lease payments. Of these amounts, ground lease payments of $304,000 per year have been treated as rental income in the accompanying financial statements. The leased land is carried at $0 in the accompanying financial statements.
  For financial reporting purposes, the following accounting treatment was applied. During the years ended on and before December 31, 1992, payments from the limited partnership in excess of the ground lease payments were treated as interest (at 12.7%), principal amortization and deferred income. Cumulative deferred income of $3.6 million was applied against the note balance at December 31, 1992. During the years ended December 31, 1993 and 1994, the Company recognized payments as principal amortization over the remaining ground lease term and interest at 9.235% on the carrying value of the note.
  IBM has an option to extend its Training Facility lease from December 1, 1998 through November 30, 2003 on terms that would generate net cash flow to the limited partnership of approximately $3.1 million annually, of which approximately $3.0 million would be paid to the Company as note and ground lease payments.
  9.1% MORTGAGE NOTES - These notes, which represented a portion of the sales proceeds received by the Company on shopping centers it developed and then sold in 1984, were repaid in full on June 30, 1994. The notes were collateralized by the shopping center properties, guaranteed by the AT&T Master Pension Trust, and payable interest only until maturity.
  During 1992 and 1993, CREC purchased $8.1 million and $21.7 million participations, respectively, in the 9.1% mortgage notes from Cousins. These purchases resulted in Cousins' recognition of gains for tax purposes in 1992 and 1993 of $7.7 million and $20.0 million, respectively, including installment gains in 1992 and 1993 of $7.2 million and $19.5 million, respectively, which had been deferred for tax purposes in 1984. Cousins recognized additional installment gains for tax purposes of approximately $5.0 million upon repayment of the 9.1% mortgage notes in June 1994.
  650 MASSACHUSETTS AVENUE MORTGAGE NOTES - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $33 million. The notes require minimum monthly payments totaling $2,818,000 annually, which through the year 2000, are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes, with the monthly payments treated as interest income at a rate of approximately 10%.
  NORFOLK HOTEL ASSOCIATES LINE OF CREDIT - This $4.75 million line of credit, which was repaid in full on April 25, 1994, was due from Norfolk Hotel Associates (see Note 5). The interest rate on the line was the daily Federal funds rate plus 75 basis points with payments of interest only until maturity. This line of credit had been used by Cousins for temporary investment of excess cash. Norfolk Hotel Associates repaid the line of credit in full using its Cousins guaranteed bank line of credit (see Note 4).
  FAIR VALUE - The estimated fair value of the Company's $62.8 million and $45.9 million of notes receivable at December 31, 1993 and 1994, respectively, is $63.8 million and $48.7 million, respectively, calculated by discounting future cash flows from the notes receivable at the estimated rates at which similar loans would be made currently.


4.NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES
  At December 31, 1993 and 1994, the composition and scheduled maturities of notes payable were as follows ($ in thousands):

                                                       DUE IN
                                     ------------------------------------------
                YEAR-END              ONE   TWO     THREE  FOUR  FIVE SIX YEARS
              INTEREST RATE BALANCE   YEAR  YEARS   YEARS  YEARS YEARS OR LATER
              ------------- ------- ------- ------- ------ ----- ----- --------
 Line of Credit      6.3%   $40,631 $     - $40,631 $    - $ -   $ -    $  -
 Land Mortgages      2.0%       600     502      52     46   -     -       -
 Unsecured Note     10.0%       298      34      35     35  36    37     121
  Life Insurance Loans 8.0%     270       -       -     -    -     -     270
                            ------------------------------------------------
 December 31, 1994          $41,799 $   536 $40,718 $   81 $36   $37    $391
                            ================================================
 December 31, 1993          $35,151 $30,983 $    81 $3,587 $81   $36    $383
                            ================================================

  At December 31, 1993 and 1994, the carrying value of notes payable approximates fair value. Interest expense as reported in the Consolidated Statements of Income included herein is net of interest capitalized of $571,000, $346,000 and $1,118,000 in 1992, 1993 and 1994, respectively.
  The Line of Credit was entered into in July 1994. The line is secured by Cousins' partnership interest in CSC Associates, L.P., which had a net carrying value of $105,239,000 at December 31, 1994 (see Note 5). The line bears interest at the daily Federal funds rate plus .85%, and is payable interest only through September 30, 1996, at which time the outstanding balance is due. At December 31, 1994, up to $100,000,000 may be borrowed under the line, which amount will be reduced by any letters of credit outstanding under the line ($3,200,000 at December 31, 1994).
  Certain property (carrying value of $991,000 and $2,563,000 in 1993 and 1994, respectively), and cash surrender value of life insurance ($311,000 and $328,000 in 1993 and 1994, respectively), are pledged as collateral on the Land Mortgages and Life Insurance Loans, respectively.
  In addition to the above indebtedness, at December 31, 1994, Cousins had future lease commitments under a land lease aggregating $7.5 million over its remaining term of 74 years. Current annual lease payments are approximately $63,000.
  Cousins has guaranteed the following debt obligations related to its unconsolidated joint ventures (see Note 5):
  a. Wildwood Associates - One half of a $50 million bank line of credit, under which $9,000,000 was drawn at December 31, 1994. The line of credit matures September 1, 1995 but is renewable on an annual basis at the lender's discretion.
  b. Norfolk Hotel Associates - $2,600,000 bank line of credit under which $2,405,000 was drawn at December 31, 1994. The line of credit matures October 31, 1995.
  c. CSC Associates, L.P. - One half of a $5 million bank line of credit used for working capital under which there was no outstanding balance at December 31, 1994.
  d. Dusseldorf Joint Venture - A DEM 4,750,000 (approximately $3.2 million) letter of credit guaranteeing certain obligations related to the Dusseldorf project.
  The Company has entered into construction and design contracts for real estate projects, of which approximately $9.0 million remains committed at December 31, 1994.


5.INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
  The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for Wildwood Associates, CSC Associates, L.P., and Haywood Mall Associates are included in the Company's Form 10-K.

                                                                                                        COMPANY'S
                                  TOTAL ASSETS        TOTAL DEBT          TOTAL EQUITY        INVESTMENT
                               ------------------  ------------------  ------------------  ------------------
                                 1993      1994      1993      1994      1993      1994      1993      1994
                               --------  --------  --------  --------  --------  --------  --------  --------
SUMMARY OF FINANCIAL POSITION:
Wildwood Associates            $234,534  $ 227,875  $133,938  $132,608  $ 95,440  $ 92,284  $  4,867  $  3,289
CSC Associates, L.P.            208,175   208,057         -         -   205,853   204,712   106,759   105,239
Ten Peachtree Place Associates   22,320    21,814    22,342    21,692      (201)     (140)      (66)      (75)
Haywood Mall Associates          21,074    32,826    19,529         -       647    31,869       323    15,985
Spring/Haynes Associates         16,333    16,344         -         -    16,267    16,331     1,571     1,603
Norfolk Hotel Associates         11,051     8,011     9,250     4,810     1,659     3,144       830     1,572
CC-JM II Associates                   -     7,351         -         -         -     5,281         -     2,711
Other                             2,164     2,781     1,101         -       884     1,095       968       514
                               ------------------  ------------------  ------------------  ------------------
                               $515,651  $525,059  $186,160  $159,110  $320,549  $354,576  $115,252  $ 30,838
                               ==================  ==================  ==================  ==================
/TABLE>

                                                                                      COMPANY'S SHARE
                                     TOTAL REVENUES          NET INCOME (LOSS)     OF NET INCOME (LOSS
                               -------------------------  ----------------------  ---------------------
                                1992      1993    1994     1992   1993     1994    1992    1993    1994
                               -------  -------  -------  -----  ------  -------  ------  ------  ------
SUMMARY OF OPERATIONS:
Wildwood Associates            $3 4,281  $36,224  $36,305  $2,304  $4,322  $ 4,844  $1,152  $2,161  $ 2,422
CSC Associates, L.P.            19,831   27,810   28,931  (1,052) (1,194)  13,009    (526)    201    6,880
Ten Peachtree Place Associates   4,425    4,263    4,228     166     411      461      92     240      192
Haywood Mall Associates          9,538    9,979   10,371   3,525   4,014    4,949   1,763   2,007    2,474
Spring/Haynes Associates            32       57       63    (162)   (214)     (66)    (81)   (107)     (33)
Norfolk Hotel Associates        10,698   12,680    1,029     214   1,445      664     107     723      332
CC-JM II Associates                  -        -        -       -       -        -       -       -       (1)
Other                            1,293    1,784      999     132     582      627      66     291      314
                               -------------------------  -----------------------  -----------------------
                               $80,098  $92,797  $81,926  $5,127  $9,366  $24,488  $2,573  $5,516  $12,580
                               =========================  =======================  =======================

                                                                       COMPANY'S SHARE OF
                                                          -------------------------------------------------
                                    CASH FLOWS FROM           CASH FLOWS FROM              OPERATING
                                  OPERATING ACTIVITIES      OPERATING ACTIVITIES      CASH DISTRIBUTIONS
                               -------------------------  ------------------------  -----------------------
                                 1992     1993     1994    1992     1993     1994    1992    1993    1994
                               -------------------------  ------------------------  -----------------------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates            $   7,561  $12,006  $12,999  $ 3,780  $ 6,003  $ 6,500  $    -  $4,000  $ 4,000
CSC Associates, L.P.             3,954    2,393   16,777   1,977    2,070    8,840       -     950    8,400
Ten Peachtree Place Associates     828      935    1,165     243      280      315     385     200      200
Haywood Mall Associates          4,146    4,628    5,856   2,073    2,314    2,928   1,949   2,053    2,879
Spring/Haynes Associates          (101)     (98)     (83)    (51)     (49)     (42)      -       -        -
Norfolk Hotel Associates         1,136       33      470     568       17      235       -       -        -
CC-JM II Associates                  -        -        -       -        -        -       -       -        -
Other                              192      843      619      96      422      310      36     304      186
                               -------------------------  ------------------------  -----------------------
                               $17,716  $20,740  $37,803  $8,686  $11,057  $19,086  $2,370  $7,507  $15,665
                               =========================  ========================  =======================


  WILDWOOD ASSOCIATES - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns three office buildings totaling 1.6 million rentable square feet, other income producing commercial properties, and additional developable land in Wildwood Office Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 289 acres, of which approximately 73 acres are owned by Wildwood Associates and an estimated 31 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park.
  Wildwood Associates and a related partnership (included in the amounts for Wildwood Associates above) also own one office building at Summit Green, an office project situated on 21 acres of leased land in Greensboro, North Carolina. Two additional buildings are planned for the project.
  Through December 31, 1994, IBM had contributed $46.6 million in cash plus properties having an agreed value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $42.8 million for its one-half interest in the partnership, and is obligated to contribute the aforesaid estimated 31 acres of additional land with an agreed value of $20.0 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.
  The Company's investment as recorded in the Consolidated Balance Sheets ($3.3 million at December 31, 1994) is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($46.1 million at December 31, 1994) is based upon the agreed values at the time the partnership was formed.
  CSC ASSOCIATES, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of NationsBank Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot NationsBank Plaza in Atlanta, Georgia. The building became operational for financial reporting purposes in June 1992. In October 1993, the partnership fully repaid all of its debt with equity contributions of $86.7 million made by each partner.
  CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests (50% each), subject to a preference to Cousins. The Cousins preference is $2.5 million (giving Cousins an additional $1.25 million over what it would otherwise receive), and accrues to Cousins, with interest at 9% to the extent unpaid, over the period February 1, 1992 through January 31, 1995. Following repayment of the partnership's debt in October 1993, Cousins began recognizing its accrued preference currently in income, which resulted in Cousins recognizing $874,000 and $451,000 in income over what it would have otherwise recognized in the years ended December 31, 1993 and 1994, respectively. During the year ended December 31, 1994, Cousins received distributions of the preference and accrued interest of approximately $2.65 million. The remaining preference amount of $71,000 was distributed in January 1995. Amounts above the preference amount are allocated based on the partners' percentage interests.
  TEN PEACHTREE PLACE ASSOCIATES ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a 259,000 rentable square foot building located in midtown Atlanta, Georgia. The building is 100% leased to Coca-Cola through November 30, 2001.
  The TPPA partnership agreement generally provides that each of the partners is entitled to receive 50% of cash flows from operating activities net of note principal amortization through the term of the Coca-Cola lease, after which the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.
  HAYWOOD MALL ASSOCIATES - Haywood Mall Associates is a joint venture between the Company and an affiliate of Corporate Property Investors. The venture owns Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina. The mall is currently being expanded from 956,000 gross leaseable square feet ("GLA") (of which the venture's ownership is approximately 272,000 GLA) to 1,256,000 GLA (of which the venture's ownership will be approximately 329,000 GLA). The balance of the mall is owned by the mall's major department stores (four prior to the expansion and five afterwards).
  During the year ended December 31, 1994, the Company contributed $16.1 million to fund its share of the expansion and the prepayment of an existing 9.37% first mortgage in May 1994. The venture intends to continue funding the expansion with additional equity contributions of approximately $6 million from each partner.


  SPRING/HAYNES ASSOCIATES - This general partnership was formed in 1985 between the Company and a wholly owned subsidiary of Coca-Cola, each as 50% general partners, to jointly own and develop real estate. The Company contributed 40 acres of undeveloped land at Georgia Highway 400 and Haynes Bridge Road in north central suburban Atlanta, Georgia. Coca-Cola contributed 11 acres of property in midtown Atlanta. In September 1993, the undeveloped land at Georgia Highway 400 was distributed to the partners who concurrently recontributed certain acres of the land into North Point Market Associates, L.P., a consolidated partnership formed between the partners to own North Point Market (see Note 8). The Company's remaining investment in Spring/Haynes Associates as recorded in the Consolidated Balance Sheets ($1.6 million at December 31, 1994) is based upon the Company's historical cost, whereas its investment as recorded on the partnership's books ($8.2 million at December 31, 1994) is based upon the agreed values of the properties at the time they were contributed to the partnership.
  NORFOLK HOTEL ASSOCIATES ("NHA") - NHA is a partnership between the Company and an affiliate of Odyssey Partners, L.P., each as 50% partners, which held a mortgage note on and owned the land under the Omni International Hotel in Norfolk, Virginia. In January 1992, NHA terminated the land lease and became the owner of the hotel and a long-term parking agreement with an adjacent building owner. In April 1993, the partnership sold the hotel, but retained its interest in the parking agreement. The Company's share of the gain on this transaction was approximately $.5 million and is included in Income From Unconsolidated Joint Ventures in the accompanying Consolidated Statements of Income. The partnership received a mortgage note for a portion of the sales proceeds. In July 1994, NHA distributed to each partner a 50% interest in the parking agreement held by NHA. The Company currently receives payments of approximately $206,000 per year for its 50% interest in the agreement, and has entered into an agreement to sell its interest for $2 million in July 1996, which would result in a profit to the Company of approximately $411,000. Additionally, in July 1994, each partner contributed $2 million to NHA to pay down $4 million in debt.
  CC-JM II ASSOCIATES - This joint venture was formed in 1994 between the Company and an affiliate of Carr Realty Corporation, each as 50% general partners, to develop and own a 224,000 square foot office building in suburban Washington, D.C. The building will be 100% leased for 15 years to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus, and is scheduled to be completed in 1996 at a total cost of approximately $32 million. Each partner contributed $2.7 million to the venture during 1994.
  OTHER - This category consists of several other joint ventures including:
  COUSINS-HINES PARTNERSHIPS - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia. This 1.2 million rentable square foot office building, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.
  TEMCO ASSOCIATES - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire approximately 35,000 acres in Paulding County, Georgia (northwest of Atlanta, Georgia), of which approximately 13,000 acres would be a fee simple interest and approximately 22,000 acres would be a timber rights interest only. The option may be exercised in whole or in part over the option period, and the option price of the fee simple land was $655 per acre at December 31, 1994, escalating at 6% per year during the term of the option. During 1993 and 1994, approximately 1,100 and 72 acres, respectively, of the option related to the fee simple interest was exercised and simultaneously sold for gross profits of $305,000 and $243,000, respectively.
  DUSSELDORF JOINT VENTURE - In 1992, the Company entered into a joint venture agreement for the development of a 133,000 rentable square foot office building in Dusseldorf, Germany which is 34% preleased to IBM. Cousins' venture partners are IBM and Multi Development Corporation International B.V. ("Multi"), a Dutch real estate development company. In December 1993, the building was presold to an affiliate of Deutsche Bank. CREC and Multi are jointly developing the building, with CREC receiving fees of approximately $1.4 million ratably over the development period of January 1994 through June 1995; through December 31, 1994 approximately $931,000 of fees have been received. In addition, the Company will recognize 30% of the venture's profit or 50% of the venture's loss. Due to the Company's continuing involvement in the project (see Note 4), all fees and profits are being deferred until the project's completion and leaseup.


  ADDITIONAL INFORMATION - At December 31, 1994, total assets of joint ventures included in the above tables include $469 million of real estate properties financed by $145 million of mortgage notes.
  The Company received $4,342,000, $3,106,000 and $2,539,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 1992, 1993 and 1994, respectively.
  At December 31, 1993 and 1994, the composition and scheduled maturities of the Company's 50% share of joint venture debt were as follows ($ in thousands):

                                                                            DUE IN
                                                     ----------------------------------------------------
                                YEAR-END               ONE      TWO     THREE    FOUR    FIVE   SIX YEARS
                             INTEREST RATE  BALANCE    YEAR     YEARS    YEARS   YEARS   YEARS   OR LATER
                             -------------  -------  -------  -------  -------  ------  -------  --------
 Fixed Rate Mortgages
  (non-recourse)                   9.0%     $72,650    $   892  $16,124  $   820  $5,986  $40,099  $ 8,729
 Floating Rate Lines of Credit     6.2%       6,905     6,905        -        -       -        -        -
                                            -------------------------------------------------------------
 December 31, 1994                          $79,555   $ 7,797   $16,124  $   820  $5,986  $40,099  $ 8,729
                                            =============================================================
 December 31, 1993                          $93,080   $10,809    $1,048  $16,296  $1,010  $ 6,193  $57,724
                                            -------------------------------------------------------------

  The Company's share of interest expense on joint venture debt was $14,334,000, $13,990,000 and $7,262,000 in 1992, 1993 and 1994, respectively.
6.STOCKHOLDERS' INVESTMENT, STOCK APPRECIATION RIGHT EXPENSE AND
  PER SHARE DATA
  COMMON STOCK ISSUANCE:
  In October 1992 and October 1993, Cousins issued 3,975,000 and 5,800,000 shares of common stock, respectively, through public offerings at prices of $14.00 and $17.25 per share, respectively. Concurrently with the public offerings, an additional 400,000 and 300,000 shares, respectively, were purchased at the public offering price by Thomas G. Cousins, Chairman of the Board of Cousins.
  OPTIONS:
  The Company has a stock option plan for key employees. At December 31, 1994, the Company had granted options to key employees to purchase 1,183,557 shares of the Company's common stock (including 270,557 shares under a predecessor plan), and was authorized under the plan to grant an additional 1,084,000 stock options. The Company may incorporate a provision in each stock option agreement to allow the option holder to surrender options and request a cash payment for the difference between the fair market value of the shares at the date of surrender and the option price. Separately from the stock option plan, the Company has issued stock appreciation rights ("SARs") to certain employees.
  In order to compensate the holders of unexercised stock options for decreases in the underlying value of shares subject to the options resulting from certain capital gain distributions to stockholders, the Company issued Deferred Payment Agreements from 1988 through 1991 to holders of unexercised stock options at the time of such distributions. These Deferred Payment Agreements provided for a fixed cash payment to stock option holders upon exercise of the options in an amount approximately equal to the amount of the capital gain distribution that would have been payable on the shares subject to the options if the options had been exercised prior to the record date for the distributions. Holders of SARs were similarly compensated by a downward adjustment in the price of SARs held by them.
  Financial Accounting Standards Board pronouncements require that all stock options which have a cash payment election option be accounted for as SARs. Accordingly, included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or reductions in accrued compensation expense to reflect the issuance of new SARs or stock options with cash payment provisions, vesting, changes in the market value of the common stock from the dates of grant, and expirations of non-vested options or SARs of terminated employees. In the first quarter of 1993, the cash payment provision associated with 374,341 stock options was given up by certain of the option holders, thereby reducing stock appreciation right expense for 1993 by approximately $502,000.


  The following is a summary of stock option activity under the stock option plan (amounts in thousands, except per share amounts):

                                   NUMBER OF    TOTAL OPTION
                                     SHARES         PRICE              OPTION PRICE PER SHARE
                                   ----------  ----------------  -----------------------------------
                                   1993  1994   1993     1994          1993              1994
                                   ----  ----  -------  -------  ----------------   ----------------
  Outstanding, beginning of year   658    911  $ 9,221  $13,503  $ 4.82  to $17.25  $ 4.82 TO $17.75
  Terminated                         -     -         -  $    -   $    -
  Exercised                        (11)   (11)     (51)     (57) $ 4.82     $ 4.82
  Granted                          264    284    4,333    4,473  $16.125 to $17.75  $15.75
                                   ----------------------------
  Outstanding, end of year         911  1,184  $13,503  $17,919  $ 4.82  to $17.75 $ 8.11 to $17.75
                                   ============================
  Shares exercisable
    at end of year                 455    567
                                   ==========

  At December 31, 1993, the Company had 382,605 SARs outstanding (of which 142,015 were exercisable) at prices ranging from $9.87 per share to $16.875 per share. At December 31, 1994, the Company had 369,215 SARs outstanding (of which 225,360 were exercisable) at prices ranging from $10.78 per share to $16.875 per share.
  At December 31, 1993 and 1994, the total amount accrued for stock options, SARs, and Deferred Payment Agreements was $2,026,000 and $2,296,000, respectively.
  PER SHARE DATA:
  Primary income per share is computed by dividing income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding (18,249,306, 22,781,485 and 27,844,341 in 1992, 1993 and 1994,
respectively). Fully diluted income per share does not differ materially from primary income per share in 1992, 1993 and 1994.
  OWNERSHIP LIMITATIONS:
  In order to maintain Cousins' qualifications as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.
  DISTRIBUTION OF REIT TAXABLE INCOME:
  The following is a reconciliation between dividends declared and dividends applied in 1992 and 1993 and estimated to be applied in 1994 to meet REIT distribution requirements ($ in thousands):

                                                                                 1992     1993     1994
                                                                               -------  -------  -------
  Dividends declared                                                           $11,496  $17,204  $25,064
  That portion of dividends declared in current year, and paid in current
    year, which was applied to the prior year distribution requirements           (136)    (665)    (161)
  That portion of dividends declared in subsequent year, and paid in
    subsequent year, which will apply to current year                              665      161    2,905
                                                                               -------------------------
  Dividends applied to meet current year REIT distribution requirements        $12,025  $16,700  $27,808
                                                                               =========================

  Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.


7.INCOME TAXES
  In 1992, 1993 and 1994, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (actual 1992 and 1993 and estimated 1994) and Consolidated Net Income as reported herein are as follows ($ in thousands):

                                                            1992     1993      1994
                                                           -------  -------  -------
 Consolidated net income                                   $15,713  $11,965  $26,895
 Consolidating adjustments                                     178      515   (1,875)
 Less CREC net loss (income)                                  (366)   1,413      394
 Cousins net income for financial reporting purposes        15,525   13,893   25,414
  Adjustments arising from:
   Sales of investment properties                            1,085   17,563    3,805
   Income from unconsolidated joint ventures (principally depreciation, revenue recognition, and operational timing differences (4,829)  (7,529)  (2,374)
   Rental income recognition                                  (726)    (403)    (127)
   Interest income recognition                                   -        -      343
   Wildwood Training Facility differences                      765   (7,664)     175
   Interest expense                                           (320)     194      400
   Compensation expense under stock option and SAR plans       397      138       92
   Depreciation                                                 37       59      175
   Net operating loss generated (utilized)                       -      295     (295)
   Other                                                        91      154      200
                                                           -------------------------
    Cousins taxable income                                 $12,025  $16,700  $27,808
                                                           =========================

  The consolidated provision (benefit) for income taxes is composed of the following ($ in thousands):
                                                            1992     1993      1994
                                                           -------  -------  -------
 CREC and its wholly owned subsidiaries:
  Currently payable (refundable):
   Federal                                                 $   542  $  (577)  $     -
   State                                                       (37)    (157)        -
                                                           --------------------------
                                                               505     (734)        -
                                                           --------------------------
 Adjustments arising from:
  Income from unconsolidated joint ventures                   (153)     687       408
  Operating loss carryforward                                    -     (628)      (75)
  Stock appreciation right expense                            (127)    (166)     (111)
  Fee income                                                     -        -      (354)
  Other                                                          -       16       (56)
                                                           --------------------------
                                                              (280)     (91)     (188)
                                                           --------------------------
 CREC provision (benefit) for income taxes                     225     (825)     (188)
 Cousins provision for state income taxes                      205       30        22
 Less provision applicable to gain on sale of
   investment properties                                       (70)       -         -
                                                           --------------------------
 Consolidated provision (benefit) applicable to income
   from operations                                         $   360  $  (795)  $  (166)
                                                           ==========================

  The Cousins provision for state income taxes in 1992 included $185,000 for settlement of prior years' income taxes.
  The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC's income (loss) before taxes as follows ($ in thousands):

                                                   1992           1993           1994
                                               ------------   ------------   ------------
                                               AMOUNT  RATE   AMOUNT  RATE   AMOUNT  RATE
                                               ------  ----   ------  ----   ------  ----
 Federal income tax provision (benefit)         $201    34%   $(761)   34%   $(198)   34%
 State income tax provision (benefit), net of
  federal income tax effect                       24     4      (90)    4      (23)    4
 Other                                             -     -       26    (1)      33    (5)
                                                -----------------------------------------
 CREC provision (benefit) for income taxes       225    38%    (825)   37%    (188)   33%
                                                        ===            ===            ===
 Cousins provision for income taxes              205             30             22
 Less provision applicable to gain on sale of
  investment properties                          (70)             -              -
                                               -----           ----          -----
 Consolidated provision (benefit) applicable to income
  from operations                              $360            $(795)        $(166)
                                               ====            =====         =====

  The components of CREC's net deferred tax liability are as follows ($ in thousands):
                                                     1993      1994
                                                   -------    -------
  Deferred tax assets                              $ 1,109    $ 1,702
  Deferred tax liabilities                          (2,622)    (3,008)
                                                    -----------------
  Net deferred tax liability                       $(1,513)   $(1,306)

                                                   ==================

  The tax effect of significant temporary differences representing CREC's deferred tax assets and liabilities are as follows ($ in thousands):
                                                     1993      1994
                                                   -------    -------
  Operating loss carryforward                      $   628    $   703
  Income from unconsolidated joint ventures         (2,365)    (2,773)
  Stock appreciation right expense                     319        430
  Fee income                                             -        354
  Other                                                (95)       (20)
                                                   ------------------
                                                   $(1,513)   $(1,306)

                                                   ==================


8.PROPERTY TRANSACTIONS
  RETAIL PROPERTIES
  In May 1994, North Point Market Phase I, a 313,000 square foot retail power center in north central suburban Atlanta, became operational for financial reporting purposes. Construction began on North Point Market Phase II (173,000 square feet, 57,000 square feet owned) in August 1994.
  In December 1994, Presidential Market, a 320,000 square foot retail power center (204,000 square feet owned) in northeast suburban Atlanta became operational for financial reporting purposes. In November 1994, additional adjacent acreage was purchased for Phase II of this center, with construction expected to commence in 1995.
  Additional construction started in 1994 included: Lovejoy Station, a 78,000 square foot retail strip center in south central suburban Atlanta, in September 1994; and Lawrenceville Market, a 519,000 square foot retail power center in northeast suburban Atlanta, in December 1994. In February 1995, the Company purchased sites for Colonial Plaza, a 543,000 square foot retail power center in suburban north central Orlando, Florida, and for Mansell Crossing Phase II, a 100,000 square foot retail power center expansion adjacent to the Company's other North Point properties.
  OFFICE PROPERTIES
  In December 1994, construction commenced on a 125,000 rentable square foot building at North Point, adjacent to North Point Mall and the Company's retail properties in north central suburban Atlanta. In September 1994, an unconsolidated joint venture commenced construction on a 224,000 square foot office building in suburban Washington, D.C. (see Note 5).
  RESIDENTIAL LOTS
  The Company is currently developing five residential communities in suburban Atlanta, including four in which development commenced in 1994. These developments currently include approximately 450 lots (with additional lots developable on adjacent land under option), of which 116 lots were sold in 1994.
9.   CONSOLIDATED STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION
  Interest (net of amounts capitalized) (see Note 4) and income taxes paid (net
of refunds) were as follows      ($ in thousands):

                                                   1992   1993   1994
                                                   ----   ----   ----
  Interest paid                                    $957   $  -   $ 336
  Income taxes paid (refunded), net of $565 and
    $577 refunded in 1992 and 1994, respectively   $163   $ 68   $(549)

  Significant non-cash financing and investing activities included the following:
  a. In May 1994, North Point Market Phase I (approximately $18,641,000) was transferred from Projects Under Construction to Operating Properties.


  b. In July 1994, Norfolk Hotel Associates distributed a 50% interest (approximately $1,589,000) in a long-term parking agreement with an adjacent building owner (see Note 5).
  c. In August 1994, North Point Market Phase II (approximately $941,000) was transferred from Land Held for Investment or Future Development to Projects Under Construction.
  d. In December 1994, Presidential Market (approximately $8,961,000) was transferred from Projects Under Construction to Operating Properties.
  e. In September 1993, the carrying value of the Company's land and infrastructure costs for North Point Market (approximately $7,933,000) was transferred from Land Held for Investment or Future Development to Projects Under Construction. Included in the $7,933,000 of costs transferred to Projects Under Construction was the Company's carrying value (approximately $495,000) of a concurrent land distribution from Spring/Haynes Associates. Also concurrently, an affiliate of Coca-Cola contributed the land it previously held in Spring/Haynes Associates for a 17.7% minority interest in the North Point Market project, which was recorded at a value of $2,658,000 (see Note 5).
  f. In December 1993, the $4,709,000 carrying value of approximately 30 acres of the Georgia Highway 400 land being ground leased to freestanding users was transferred from Land Held For Investment or Future Development to Operating Properties.
  g. Effective June 30, 1992, the Company elected to cancel its outstanding treasury stock. The carrying value of the 2,896,000 shares of treasury stock in excess of $1 per share was charged to additional paid-in capital ($7,421,000) and cumulative undistributed net income ($10,699,000). This transaction had no effect on stockholders' investment.
  h. In 1992, the Company purchased certain assets of CMI (see Note 2) and New Market Companies, Inc. and affiliates. The assets were acquired subject to certain liabilities as follows ($ in thousands):

      Assets acquired (including cash of $609)   $3,508
      Liabilities                                   896
      Cash paid for assets                       $2,612

  i. In December 1992, cumulative deferred income of $3.6 million was applied against the Wildwood Training Facility Mortgage Note (see Note 3).
10.  RENTAL PROPERTY REVENUES
  The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and all are classified and accounted for as operating leases.
  At December 31, 1994, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, including tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                                     Retail    Office      Total
                                    -------    -------   --------
     1995                           $ 11,818   $ 6,510   $ 18,328
     1996                             11,964     6,952     18,916
     1997                             12,135     6,377     18,512
     1998                             12,207     6,117     18,324
     1999                             11,961     6,089     18,050
     Subsequent to 1999              135,843    22,823    158,666
                                    -----------------------------
                                    $195,928   $54,868   $250,796
                                    =============================

For the years ended December 31, 1992, 1993 and 1994, income recognized on a straight-line basis for financial reporting purposes exceeded income which accrued in accordance with the lease terms by $804,000, $391,000, and $210,000, respectively (see Notes 1 and 3). Of the future minimum office rentals, 86% are attributable to the three major tenants of the Company's First Union Tower project in Greensboro, North Carolina.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
($ in thousands, except per share amounts)
                                                1990      1991      1992      1993      1994
                                              --------  --------  --------  --------  --------
Rental property revenues                      $     4,917  $  6,728  $  6,933  $  6,687  $ 13,150
Fees                                             5,512     4,855     4,953     5,903     5,023
Residential lot and outparcel sales                  -         -         -         -     6,132
Interest and other                               7,794     7,127     6,989     6,456     6,801
                                              ------------------------------------------------
TOTAL REVENUES                                  18,223    18,710    18,875    19,046    31,106
                                              ------------------------------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES          880     2,434     2,573     5,516    12,580
                                              ------------------------------------------------
Rental property operating expenses               1,890     2,456     2,354     2,310     3,338
Depreciation and amortization                    1,911     2,236     2,345     3,164     3,742
Stock appreciation right expense (credit)       (1,272)      378       860       721       433
Residential lot and outparcel cost of sales          -         -         -         -     5,762
Interest expense                                 1,376     1,149       820         -       411
General, administrative, and other expenses      4,743     5,573     5,640     9,124     9,627
                                              ------------------------------------------------
TOTAL EXPENSES                                   8,648    11,792    12,019    15,319    23,313
                                              ------------------------------------------------
PROVISION (BENEFIT) FOR INCOME TAXES
  FROM OPERATIONS                               (2,347)      244       360      (795)     (166)
GAIN ON SALE OF INVESTMENT PROPERTIES,
  NET OF APPLICABLE INCOME TAX PROVISION         5,006         -     6,644     1,927     6,356
                                              ------------------------------------------------
NET INCOME                                    $ 17,808  $  9,108  $ 15,713  $ 11,965  $ 26,895
                                              ================================================
INCOME PER SHARE:
 From operations before gain on
  sale of investment properties               $    .74  $    .53  $    .50  $    .44  $    .74
 From gain on sale of investment proper-
  ties, net of applicable tax provision            .29         -       .36       .09       .23
                                              ------------------------------------------------
 Net income per share                         $   1.03  $    .53  $    .86  $    .53  $    .97
                                              ================================================
CASH DIVIDENDS DECLARED PER SHARE             $    .60  $    .60  $    .62  $    .73  $    .90
                                              ================================================
Total assets                                  $168,358  $169,406  $195,791  $319,702  $330,817
Notes payable                                   34,285    34,680     9,079    35,151    41,799
Stockholders' investment                       115,345   114,100   176,091   270,557   272,898

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO THE STOCKHOLDERS OF COUSINS PROPERTIES INCORPORATED:
  We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 1993 and 1994, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. and Haywood Mall Associates which statements combined reflect assets of 44% and 46% of the joint ventures totals as of December 31, 1993 and 1994 and revenues of 37%, 41% and 48% of the 1992, 1993 and 1994 joint ventures totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, is based solely on the reports of the other auditors.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
  In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
                                        ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 24, 1995

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1994
  GENERAL. Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results. For information as to certain factors which may affect future income and cash flow, see "Additional Prospective Information." The notes referenced in the discussion below are the "Notes to Consolidated Financial Statements" included in this annual report.
  RENTAL PROPERTY REVENUES AND OPERATING EXPENSES. Rental property revenues decreased from $6,933,000 in 1992 to $6,687,000 in 1993, and then increased to $13,150,000 in 1994. The increase in 1994 was primarily due to rental property revenues from Perimeter Expo ($3,022,000 increase), North Point Market Phase I ($1,958,000 increase), and Presidential Market ($117,000 increase). These retail power centers became operational in December 1993, May 1994 and December 1994, respectively. Also, $400,000 of the increase in 1994 was due to revenue from 13 acres of the Georgia Highway 400 land being ground leased to freestanding users. Approximately 6 acres of leases began generating income during the fourth quarter of 1993, with the remaining 7 acres of leases beginning throughout 1994.
  Rental property revenues were also affected by changes which occurred in the 3301 Windy Ridge Parkway Building, a 107,000 square foot Company wholly owned building in Wildwood Office Park, which had rental property revenues of $713,000, $0 and $876,000 in 1992, 1993 and 1994, respectively. This building was unoccupied for the first three months of 1991, after which it was 80% leased to IBM from April 1991 through June 1992. Subsequently, commencing January 1994 a single tenant leased the building for a term of ten years. The lease was initially for 60% of the building, with options permitting the tenant to expand its occupancy to the remainder of the building over the next several years; the first such option for an additional 10% of the space was exercised in the fourth quarter of 1994. Rental property revenues were also favorably impacted over the three year period by First Union Tower, which had rental property revenues of $5,302,000, $5,421,000 and $5,522,000 in 1992, 1993 and 1994, respectively.
  Rental property operating expenses decreased from $2,354,000 in 1992 to $2,310,000 in 1993 and then increased to $3,338,000 in 1994. The increase in 1994 was primarily related to the occupancy of the three retail power centers in 1994 and the decrease in 1993 was primarily related to the 3301 Windy Ridge Parkway Building being unoccupied in 1993.
  DEVELOPMENT AND CONSTRUCTION FEES. Development and construction fee income decreased from $1,744,000 to $898,000 in 1993 and then increased to $1,020,000 in 1994. The increase in 1994 was primarily related to development fees received from the Emory Conference Center, a third party development ($235,000 increase). This increase was partially offset by a decrease in office tenant construction activity ($112,000 decrease). The decrease in 1993 was primarily due to the number of office buildings under development which decreased from one in 1992 to none in 1993.
  Development fees recognized by CNM from third party retail developments was $590,000 in both 1993 and 1994, partially offsetting the 1993 decrease in office related fees.
  MANAGEMENT FEES. Management fees increased from $498,000 in 1992 to $1,999,000 and $2,061,000 in 1993 and 1994, respectively. Beginning in November 1992, additional management fees were received from projects previously managed by CMI, amounting to $194,000 and $1,673,000 in 1992 and 1993, respectively, (see Note 2). Management fees increased in 1994 primarily due to lease-up of the projects from which management fees are received.
  LEASING AND OTHER FEES AND LEASING AND OTHER COMMISSIONS EXPENSE. Leasing and other fees increased from $2,711,000 in 1992 to $3,006,000 in 1993, and then decreased to $1,942,000 in 1994. Both the decrease in 1994 and the increase in 1993 were primarily the result of acquiring the retail development business of New Market Companies, Inc. ("NMC") in October 1992, which generated leasing and other fees from third parties. Such fees increased from $49,000 in 1992 to $1,598,000 in 1993, and then decreased to $796,000 in 1994 as third party work was phased out and in-house development increased. The increase in 1993 was partially offset by a decrease in office leasing fees of $1,255,000 due to no new office buildings generating major tenant leasing fees in 1993. Office leasing fees also decreased in 1994 by $262,000.

  Changes in leasing commission expense were associated primarily with the changes in leasing fee income recognized from One Ninety One Peachtree Tower and retail leasing and other fees received from third parties.
  RESIDENTIAL LOT AND OUTPARCEL SALES NET OF COST OF SALES. The Company recognized $370,000 of income in 1994 from sales of residential lots and outparcels, including $307,000 from the sale of 116 lots by CREC, and $63,000 from the sale of two outparcel sites by CNM.
  INTEREST AND OTHER INCOME. Interest and other income decreased from $6,989,000 in 1992 to $6,456,000 in 1993 and then increased to $6,801,000 in
1994. The increase in 1994 is primarily due to interest income of $2,285,000 being recognized from the purchase of the 650 Massachusetts Avenue Notes in March 1994 (see Note 3). Additionally, the Company recognized a gain of $623,000 on the sale of a non-real estate asset in November 1994. Offsetting these increases in 1994 were decreases in interest income received from the 9.1% Mortgage Notes ($1,820,000 decrease) and temporary investments ($511,000 decrease). The 9.1% Mortgage Notes were repaid in full on June 30, 1994 (see
Note 3). The decrease in temporary investment income was primarily due to the Company's investment of its excess cash in real estate assets during 1994. Between 1992 and 1993, the decrease was primarily due to a $1,088,000 reduction in interest recognized on the Wildwood Training Facility Mortgage Note (see Note
3). The decrease in 1993 was partially offset by a $403,000 increase in temporary investment income due to higher average cash balances.
  INCOME FROM UNCONSOLIDATED JOINT VENTURES. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased from $2,573,000 in 1992 to $5,516,000 and $12,580,000 in 1993 and
1994, respectively.
  Income from CSC Associates, L.P. increased from a loss of $526,000 in 1992 to income of $201,000 and $6,880,000 in 1993 and 1994, respectively. The Company's share of both the 1993 and 1994 results benefited by $874,000 and $451,000 in 1993 and 1994, respectively, due to recognition by the Company of a partnership income preference after the partnership's debt was repaid in October 1993 and net income became positive (see Note 5). In addition, interest expense was reduced by approximately $1.8 million and $12.3 million in 1993 and 1994, respectively because of the partnership's debt prepayment (see Note 5). Partially offsetting the improvement in 1993 was the benefit in 1992 of the capitalization of $696,000 of startup losses, and the lack of approximately $.7 million of building depreciation until the building became operational in June 1992. Also mitigating the improvement in 1993 was the write-off of $361,000 of unamortized loan closing costs upon prepayment of the partnership's debt in October 1993.
  Income from Wildwood Associates increased from $1,152,000 in 1992 to $2,161,000 and $2,422,000 in 1993 and 1994, respectively, primarily because of leaseup of the 3200 Windy Hill Road Building (increases of $326,000 and $143,000 in 1993 and 1994, respectively). Results in 1994 were also favorably impacted by increased rental income (approximately $139,000) from certain ground lease sites which began generating revenue during the fourth quarter of 1993 and second quarter of 1994. Additionally, 1993 was favorably impacted by a deferred rent payment received on the 2500 Windy Ridge Parkway Building ($161,000) and less interest expense than in 1992 and 1994 ($195,000 and $92,000, respectively).
  Income from Haywood Mall Associates increased from $1,763,000 in 1992 to $2,007,000 and $2,474,000, in 1993 and 1994, respectively. The Company's share of the 1994 results was favorably impacted by the venture's prepayment of its outstanding debt through equity contributions of $10 million from each partner on April 29, 1994. Results in 1994 reflect four months of interest expense as compared to twelve months of interest expense in 1993 ($613,000 decrease). Partially offsetting this favorable impact of reduced interest expense was a $340,000 charge incurred related to the prepayment of the venture's mortgage debt.
  Income from Norfolk Hotel Associates increased from $107,000 in 1992 to $723,000 in 1993, and then decreased to $332,000 in 1994. Income in 1993 was favorably impacted by a $460,000 gain recognized upon the sale of the Omni International Hotel in April 1993. Subsequent to the sale, the partnership recognized more net income from the sales proceeds (including a purchase money first mortgage note) than it was receiving from hotel operations prior to the sale.
  GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $4,585,000 in 1992 to $7,336,000 and $7,538,000 in 1993 and 1994,
respectively. The increase in 1994 was primarily because of personnel increases related to the Company's expansion, offset by an increase in costs capitalized to projects under development ($1,800,000 in 1994 versus $1,146,000 in 1993). The 1993 increase was primarily due to the acquisition in the fourth quarter of 1992 of CMI ($1,029,000 increase over 1992) and the retail development business of NMC ($1,922,000 increase over 1992 net of costs capitalized to projects under construction).


  DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased from $2,345,000 in 1992 to $3,164,000 and $3,742,000 in 1993 and 1994, respectively.
The 1994 increase is due primarily to three retail power centers, Perimeter Expo, North Point Market Phase I and Presidential Market, becoming operational in December 1993, May 1994 and December 1994, respectively ($824,000 increase). The increase in 1993 was due primarily to an increase of $763,000 in the amortization of intangible assets acquired from NMC. These intangible assets are being written off as the related income is recognized. This amortization decreased in 1994 (approximately $439,000) which partially offset the above increase in depreciation related to the retail power centers.
  STOCK APPRECIATION RIGHT EXPENSE. Stock appreciation right expense decreased from $860,000 in 1992 to $721,000 and $433,000 in 1993 and 1994, respectively.
This non-cash item is primarily related to the price per share of the common stock, which increased over the three year period and was $14.50, $16.50 and $17.375 per share at December 31, 1992, 1993 and 1994, respectively. The cash payment provision associated with 374,341 stock options was given up by certain of the option holders in 1993, thereby reducing stock appreciation right expense by approximately $502,000 (see Note 6).
  INTEREST EXPENSE. Interest expense decreased from $820,000 in 1992 to $0 in 1993, and then increased to $411,000 in 1994. All interest was capitalized in 1993. In 1994, interest expense before capitalization increased to $1,529,000 due to higher debt levels, but the increase was partially offset by increased capitalization because of a higher level of projects under development.
Interest expense was lower in 1993 than in 1992 primarily because the First Union Tower line of credit was paid down to $1,000 from October 1992 through December 30, 1993 with the proceeds from a common stock offering. This reduced interest expense on the line of credit from $1,250,000 in 1992 to $1,000 in 1993. Partially offsetting the decrease in interest expense in 1993 was the amount of interest capitalized to projects under development (a reduction of interest expense), which decreased from $571,000 in 1992 to $347,000 in 1993.
  PROPERTY TAXES ON UNDEVELOPED LAND. Property taxes on undeveloped land increased from $488,000 in 1992 to $537,000 and $1,085,000 in 1993 and 1994,
respectively. The increase in 1994 is due primarily to an increase in property taxes of the Company's Georgia Highway 400 land ($579,000 increase of which $150,000 related to a 1993 property tax reassessment).
  OTHER EXPENSES. Other expenses increased from $163,000 in 1992 to $1,058,000 in 1993, and then decreased to $922,000 in 1994. Other expenses were negatively impacted in 1993 because of a $310,000 charge made for the present value of an indemnification an insurance company in rehabilitation had made to the Company in 1974, but defaulted on in the third quarter of 1993. This obligation is due in monthly installments of principal and interest of $3,208 through December 2009. Additionally, predevelopment expenses increased $556,000 in 1993 over 1992, and then decreased $244,000 in 1994 from the 1993 level.
  PROVISION (BENEFIT) FOR INCOME TAXES FROM OPERATIONS. The provision (benefit) for income taxes from operations decreased from a provision of $360,000 in 1992 to a benefit of $795,000 in 1993, which benefit decreased in 1994 to $166,000. The benefit for income taxes from operations decreased from 1993 to 1994 due primarily to a decrease in CREC and its subsidiaries' net loss before income taxes from $2,238,000 in 1993 to $582,000 in 1994. The decrease in CREC and its subsidiaries' net loss before income taxes was due to an increase in intercompany development and leasing fees recognized, and decreased intangible amortization. Intercompany fee income is eliminated in consolidation (see Note
1), but the tax effect is not. In 1993, CREC and its subsidiaries had a higher net loss than in 1992 due to a reduction in CREC's fee income and higher expenses resulting from the acquisition of the retail development business of NMC.
  GAIN ON SALE OF INVESTMENT PROPERTIES. Gain on sale of investment properties was $6,644,000, $1,927,000 and $6,356,000 in 1992, 1993 and 1994, respectively.
The 1994 gain included the following: the June 1994 sale of the Company's 9 acre Peachtree Road property ($3.3 million gain), the August 1994 sale of the
10.8 acre site in North Point Market Phase II ($1.8 million gain), and the November 1994 sale of a 21 acre parcel in West Cobb County, Georgia ($1.3 million gain). The 1993 gain and $6.0 million of the 1992 gain was from profits recognized on the sale of 100 acres in 1988 at North Point; the Company recognized profits on this sale based on percentage of completion accounting as certain infrastructure work required by the sales contract was completed in 1992 and 1993. The balance of the 1992 gain was from the sale of a 27 acre parcel in West Cobb County Georgia. Net proceeds received from land sales were $1,084,000, $0 and $9,793,000 in 1992, 1993 and 1994, respectively.
ADDITIONAL PROSPECTIVE INFORMATION
  The Company opened two retail power centers during 1994, North Point Market in May 1994 and Presidential Market in December 1994. Cash flows from operating activities from these two retail power centers will increase in 1995 as the Company recognizes a full year of operations.
  The Company's share of cash flows from operating activities from CSC Associates, L.P. will increase in 1995 as leases at NationsBank Plaza executed in 1994 impact operating results.
  Development fees are expected to decrease in 1995 as the Company's involvement with third party development decreases and its development capacity is shifted almost entirely to Company owned projects. As the Company begins to increase the level of work on internal projects, internal fees (which are eliminated in consolidation) and capitalized development overhead are expected to increase in 1995.
  Interest expense will increase in 1995 as projects that have been under construction become operational and associated interest expense is no longer capitalized.
  In addition to being a 50% partner in Wildwood Associates, IBM is a major tenant in Wildwood Office Park and Summit Green. IBM has undergone a downsizing and is making a portion of its leased space available to new tenants. This has provided Cousins with a marketing advantage by allowing cash flow to be maintained, while making space available to prospective tenants for extended leases on very competitive lease terms.
  The following is a breakdown as of December 31, 1994, of the office space leased by IBM (square feet in thousands):

                                             Square Feet      Square Feet
                Square Feet    Primary        Re-leased        Currently      Square Feet
                 Leased at      Lease      or Sub-leased to     Available      Currently
                 January 1,   Expiration    Others During     for Re-leasing   Retained
Building           1993         Date        1993 and 1994     or Sub-leasing    by IBM
--------        -----------   ----------   ----------------   --------------   ----------
Wildwood 2300        315    December 2002*       166               149              -
Wildwood 2500        186    December 1995        144                42              -
Wildwood 3100        188    November 1998           -                 -            188
Wildwood 3200        446    December 2001           -               226            220
Summit Green         104    November 1996          35                54             15
                   -----                          ---               ---            ---
                   1,239                          345               471            423
                   =====                          ===               ===            ===

*12 square feet expired December 1994.
  Major tenants in the re-leased space included Coca-Cola Enterprises (140,000 square feet) and Georgia Pacific (63,000 square feet). Letters of intent have been signed for an additional 70,000 square feet of space, and the Company is negotiating with two prospective tenants for an additional 140,000 square feet of space.
LIQUIDITY AND CAPITAL RESOURCES
  The Company's debt (including its pro rata share of unconsolidated joint venture debt) was only 20% of total market capitalization at December 31, 1994, giving the Company excellent financial flexibility.
  The Company has development projects in various planning stages. The Company currently intends to finance these projects, projects currently under construction and capital contributions to various joint ventures discussed in Notes 5 and 8 of "Notes to Consolidated Financial Statements", by using existing lines of credit, (increasing those lines of credit as required), and long-term non-recourse financing on the Company's unleveraged projects as market conditions warrant.
EFFECTS OF INFLATION
  The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES
MARKET AND DIVIDEND INFORMATION
  The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:

                                 1993 QUARTERS                            1994 QUARTERS
                      -------------------------------------   -------------------------------------
                       FIRST    SECOND     THIRD    FOURTH      FIRST    SECOND     THIRD    FOURTH
                      -------   -------   -------   -------   -------   -------   --------   -------
High                  $    18       $18       $18 1/4   $18 3/8    $17 5/8   $18       $17 3/4   $17 3/8
Low                    14 1/4    14 7/8    15 3/8    15 1/2     15 7/8    15 1/8    15 3/4    15 31/4
Dividends Declared        .17       .17       .17        .22       .22       .22       .22        .24
Payment Date          2/22/93   5/28/93   8/24/93   12/21/93   2/22/94   5/27/94   8/27/94   12/21/94

  The Company's stock trades on the New York Stock Exchange (ticker symbol CUZ). At December 31, 1994, there were 1,139 stockholders of record.
  In 1993, the Company designated all dividends as capital gain dividends. In 1994, the Company designated as capital gain dividends 42.1818% of the dividend paid February 22, 1994 and all of the dividends paid May 27, 1994. All other dividends paid in 1994 were taxable as ordinary dividends. In addition, in 1993 and 1994 an amount calculated as 5.26% and 3.73% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.
ABOUT YOUR DIVIDENDS
  TIMING OF DIVIDENDS - Cousins normally pays regular dividends four times each year in February, May, August and December. However, the timing of the last dividend from year to year may cause stockholders to receive as few as three and as many as five regular dividends in any year. Depending upon taxable income (see below), special dividends may also be declared in some years, and may be payable at the same time or separately from regular dividends.
  DIFFERENCES BETWEEN NET INCOME AND CASH DIVIDENDS DECLARED - Cousins' current intention is to distribute 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:
  a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of a consolidated non-REIT entity that pays corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 7 of "Notes to Consolidated Financial Statements."
  b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in
Note 6 of "Notes to Consolidated Financial Statements."
  CAPITAL GAINS DIVIDENDS - In some years, as it did in 1992, 1993 and 1994, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain. For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately as a capital gain in accordance with the Schedule B instructions.
  TAX PREFERENCE ITEMS AND "DIFFERENTLY TREATED ITEMS" - Internal Revenue Code
Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included under "Market and Dividend Information" in this report.
  Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's alternative
minimum tax is higher than that stockholder's regular tax.   Stockholders should
consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Selected quarterly information for the two years ended December 31, 1994 ($ in thousands, except per share amounts):
                                                                          QUARTERS
                                                                 FIRST   SECOND  THIRD   FOURTH
                                                                 -----   ------  -----   -------
1993:
Revenues                                                         $4,374  $4,637  $4,986  $ 5,049
Income from unconsolidated joint ventures                           441   1,145     494    3,436
Gain on sale of investment properties, net of applicable income
  tax provision                                                     230     496   1,201        -
Net income                                                        1,415   3,205   2,913    4,432
Net income per share                                                .07     .15     .13      .17

1994:
REVENUES                                                          5,507   6,751   8,147   10,701
INCOME FROM UNCONSOLIDATED JOINT VENTURES                         3,241   2,774   3,335    3,230
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF APPLICABLE INCOME
 TAX PROVISION                                                        -   3,242   1,677    1,437
NET INCOME                                                        4,798   8,056   6,134    7,907
NET INCOME PER SHARE                                                .17     .29     .22      .28




NDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP



COUNSEL
King & Spalding
Troutman Sanders
Kilpatrick & Cody
Arrington & Hollowell, P.C.



TRANSFER AGENT AND REGISTRAR
First Union National Bank
Shareholder Services Group
Two First Union Center, M-12
Charlotte, North Carolina 28288-1154
Telephone Number:1-800-829-8432
FAX Number:1-704-374-6987


DIVIDEND REINVESTMENT PLAN
The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Dividend Reinvestment Plan. Beginning with the May 1995 dividend, purchases will be at 95% of current market value. Materials describing this Plan and an enrollment card are included with the mailing of this Annual Report. A copy of the Plan prospectus may also be obtained by calling or writing to the Company.




FORM 10-K AVAILABLE
The Company's annual report on Form 10-K and interim reports on Form 10-Q are filed with the Securities and Exchange Commission. Copies are available without exhibits free of charge to any person who is a record or beneficial owner of common stock upon written request to the Company at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683.