Form 10-K, Exhibit 13
period 1995-12-31
COUSINS PROPERTIES INC
filed 1996-04-01
CIK 25232

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS
- -------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                                                               December 31,
                                                                                               ------------
                                                                                           1994             1995
                                                                                           ----             ----

ASSETS

PROPERTIES (Notes 4 and 8):
   Operating properties, net of accumulated depreciation of
     $12,112 in 1994 and $15,483 in 1995                                                $   92,464       $   93,871
   Land held for investment or future development                                           27,353           27,035
   Projects under construction                                                               8,711           87,503
   Residential lots under development                                                        8,602           11,452
                                                                                         ---------        ---------
     Total properties                                                                      137,130          219,861

CASH AND CASH EQUIVALENTS, at cost, which approximates market                                3,407            1,552

NOTES AND OTHER RECEIVABLES (Note 3)                                                        52,571           53,868

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (Notes 4 and 5)                                130,838          137,260

OTHER ASSETS                                                                                 6,871            5,465
                                                                                        ----------       ----------
       TOTAL ASSETS                                                                     $  330,817       $  418,006
                                                                                        ==========       ==========
LIABILITIES AND STOCKHOLDERS' INVESTMENT

NOTES PAYABLE  (Note 4)                                                                 $   41,799       $  113,434

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                                                    11,144           22,681

MINORITY INTERESTS IN CONSOLIDATED ENTITIES                                                  3,631            3,837

DEPOSITS AND DEFERRED INCOME                                                                 1,345              376
                                                                                        ----------       ----------
       TOTAL LIABILITIES                                                                    57,919          140,328
                                                                                        ----------       ----------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
   Common stock, $1 par value, authorized 50,000,000 shares;
     issued 27,863,741 in 1994 and 28,222,639 in 1995                                       27,864           28,223
   Additional paid-in capital                                                              147,495          153,265
   Cumulative undistributed net income                                                      97,539           96,190
                                                                                        ----------       ----------
       TOTAL STOCKHOLDERS' INVESTMENT                                                      272,898          277,678
                                                                                        ----------       ----------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                                   $  330,817       $  418,006
                                                                                        ==========       ==========


The accompanying notes are an integral part of these consolidated balance sheets.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME
- --------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                                                      Years Ended December 31,
                                                                                      ------------------------

                                                                                  1993          1994          1995
                                                                                  ----          ----          ----

REVENUES:
   Rental property revenues (Note 10)                                           $  6,687      $  13,150     $  19,348
   Development and construction fees                                                 898          1,020         3,515
   Management fees                                                                 1,999          2,061         2,213
   Leasing and other fees                                                          3,006          1,942         2,156
   Residential lot and outparcel sales                                                --          6,132         9,040
   Interest and other                                                              6,456          6,801         4,764
                                                                                --------      ---------     ---------
                                                                                  19,046         31,106        41,036
                                                                                --------      ---------     ---------

INCOME FROM UNCONSOLIDATED JOINT VENTURES (Note 5)                                 5,516         12,580        14,113
                                                -                               --------      ---------     ---------

COSTS AND EXPENSES:
   Rental property operating expenses                                              2,310          3,338         4,681
   General and administrative expenses                                             7,336          7,538         7,648
   Depreciation and amortization                                                   3,164          3,742         4,516
   Leasing and other commissions                                                     193             82            20
   Stock appreciation right expense (Note 6)                                         721            433         1,298
   Residential lot and outparcel cost of sales                                        --          5,762         8,407
   Interest expense (Note 4)                                                          --            411           687
   Property taxes on undeveloped land                                                537          1,085           977
   Other                                                                           1,058            922         1,688
                                                                                --------      ---------     ---------
                                                                                  15,319         23,313        29,922
                                                                                --------      ---------     ---------


INCOME FROM OPERATIONS BEFORE INCOME TAXES
   AND GAIN ON SALE OF INVESTMENT PROPERTIES                                       9,243         20,373        25,227
PROVISION (BENEFIT) FOR INCOME TAXES FROM
   OPERATIONS (Note 7)                                                              (795)          (166)          747
                    -                                                           --------      ---------     ---------

INCOME BEFORE GAIN ON SALE OF INVESTMENT
   PROPERTIES                                                                     10,038         20,539        24,480
                                                                                --------      ---------     ---------

GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION (Note 7)                                        1,927          6,356         1,862
                                         -                                      --------      ---------     ---------

NET INCOME                                                                      $ 11,965      $  26,895     $  26,342
                                                                                ========      =========     =========

INCOME PER SHARE (Note 6)
   From operations before gain on sale of investment properties                 $    .44      $     .74     $     .87
   From gain on sale of investment properties, net of
     applicable income tax provision                                                 .09            .23           .07
                                                                                --------      ---------     ---------

NET INCOME PER SHARE                                                            $    .53      $     .97     $     .94
                                                                                ========      =========     =========

CASH DIVIDENDS DECLARED PER SHARE (Note 6)                                      $    .73      $     .90     $     .99
                                                                                ========      =========     =========




The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities

- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
- --------------------------------------------------------------------------------
Years Ended December 31, 1993, 1994 and 1995
($ in thousands)

                                                                        Additional        Cumulative
                                                           Common         Paid-In        Undistributed
                                                            Stock         Capital         Net Income         Total
                                                            -----         -------         ----------         -----

BALANCE, December 31, 1992                                $ 21,717      $   53,427        $  100,947       $  176,091
                  --- ----                                --------      ----------        ----------       ----------

   Net income, 1993                                             --              --            11,965           11,965
   Common stock issued pursuant to:
     6,100,000 share stock offering,
       net of expenses                                       6,100          93,401                --           99,501
     Exercise of options and
       Director stock plan                                      14             190                --              204
   Dividends declared                                           --              --           (17,204)         (17,204)
                                                          --------      ----------        ----------       ----------

BALANCE, December 31, 1993                                  27,831         147,018            95,708          270,557

   Net income, 1994                                             --              --            26,895           26,895
   Common stock issued pursuant to:
     Exercise of options and
       Director stock plan                                      12             169                --              181
     Compensation paid in stock in lieu of cash                 21             308                --              329
   Dividends declared                                           --              --           (25,064)         (25,064)
                                                          --------      ----------        ----------       ----------

BALANCE, December 31, 1994                                  27,864         147,495            97,539          272,898

   Net income, 1995                                             --              --            26,342           26,342
   Common stock issued pursuant to:
     Exercise of options and
       Director stock plan                                      42             638                --              680
     Dividend reinvestment plan                                307           4,956                --            5,263
     Compensation paid in stock in lieu of cash                 10             176                --              186
   Dividends declared                                           --              --           (27,691)         (27,691)
                                                          --------      ----------        ----------       ----------

BALANCE, December 31, 1995                                $ 28,223      $  153,265        $   96,190       $  277,678
                                                          ========      ==========        ==========       ==========





The accompanying notes are an integral part of these consolidated statements.

- --------------------------------------------------------------------------------
Cousins Properties Incorporated and Consolidated Entities
- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
- --------------------------------------------------------------------------------
($ in thousands)

                                                                                              Years Ended December 31,
                                                                                              ------------------------
                                                                                           1993        1994        1995
                                                                                           ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before gain on sale of investment properties                                  $  10,038   $  20,539   $  24,480
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization, net of minority interests' share                      3,164       3,662       4,340
       Stock appreciation right expense                                                       721         433       1,298
       Cash charges to expense accrual for stock appreciation rights                         (147)        (49)       (132)
       Other non-cash charges (credits)                                                       310        (623)         --
       Rental revenue recognized on straight-line basis in excess
         of rental revenue specified in lease agreements                                     (391)       (209)       (107)
       Deferred income received                                                               297       1,131       1,673
       Deferred income recognized                                                            (252)       (301)     (2,800)
       Income from unconsolidated joint ventures                                           (5,516)    (12,580)    (14,113)
       Operating distributions from unconsolidated joint ventures                           7,507      15,665      15,786
       Compensation paid in stock in lieu of cash                                              --         329         186
       Residential lot and outparcel cost of sales                                             --       5,667       8,065
       Changes in other operating assets and liabilities:
         Change in other receivables                                                          440        (606)     (1,018)
         Change in accounts payable and accrued liabilities                                (1,068)      2,549          62
                                                                                        ---------   ---------   ---------
Net cash provided by operating activities                                                  15,103      35,607      37,720
                                                                                        ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Gain on sale of investment properties, net of applicable income tax provision            1,927       6,356       1,862
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                                        1,444       6,923       2,869
       Note received as sales consideration                                                    --          --        (500)
       Deposits and deferred income recognized                                             (3,370)         --          --
   Property acquisition and development expenditures                                      (31,358)    (53,573)    (87,234)
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                                    (87,180)    (20,844)     (9,318)
   Non-operating distributions from unconsolidated joint ventures                              --         586       1,226
Collection of notes receivable                                                                386      45,011         841
   Change in other assets, net                                                               (458)     (2,601)        802
   Principal payments received on government agency securities                                585         636         103
   Investment in notes receivable                                                          (5,524)    (28,039)        (18)
                                                                                        ---------   ---------   ---------
Net cash used in investing activities                                                    (123,548)    (45,545)    (89,367)
                                                                                        ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of lines of credit                                                                --     (50,138)    (86,336)
   Proceeds from lines of credit                                                            3,499      73,287      78,575
   Proceeds from other notes payable                                                       22,306         475      80,116
   Repayment of other notes payable                                                           (43)    (16,976)       (720)
   Dividends paid                                                                         (17,204)    (25,064)    (27,691)
   Common stock sold, net of expenses                                                      99,564          77       5,848
   Investment in joint venture by minority interest                                           974          --          --
                                                                                        ---------   ---------   ---------
Net cash (used in) provided by financing activities                                       109,096     (18,339)     49,792
                                                                                        ---------   ---------   ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                          651     (28,277)     (1,855)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             31,033      31,684       3,407
                                                                                        ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $  31,684   $   3,407   $   1,552
                                                                                        =========   =========   =========

The accompanying notes are an integral part of these consolidated statements.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


Cousins Properties Incorporated and Consolidated Entities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
December 31, 1993, 1994 and 1995
1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:
     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins") and its majority owned partnerships, as well as Cousins Real Estate Corporation ("CREC") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned joint ventures are recorded using the equity method of accounting. However, the recognition of losses is limited to the amount of direct or implied financial support. Information regarding the non-majority owned joint ventures is included in Note 5.
     Certain 1993 and 1994 amounts have been reclassified to conform with the 1995 presentation.
     Income Taxes:
     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding CREC's and its wholly owned subsidiaries' consolidated taxable income) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see
Note 7). CREC and its wholly owned subsidiaries file a consolidated federal income tax return.
     Depreciation and Amortization:
     Buildings are depreciated over 30 to 40 years. Furniture, fixtures and equipment are depreciated over 5 to 15 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.
     Fee Income and Cost Capitalization:
     Development, construction, management, and leasing fees received from unconsolidated joint ventures are recognized as earned. A portion of these fees may be capitalized by the joint ventures; however, the Company expenses salaries and other direct costs related to this income. The Company classifies its share of fee income earned by unconsolidated joint ventures as fee income rather than joint venture income for those ventures where the related expense is borne primarily by the Company rather than the venture.
     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized. The table below shows the fees eliminated, the internal costs capitalized related to these fees, and the additional internal costs capitalized by CREC to its own residential developments ($ in thousands):

                                                                       1993        1994          1995
                                                                       ----        ----          ----

                  Fees eliminated in consolidation                   $   918      $ 3,019      $ 5,479
                  Internal costs capitalized in consolidation to
                     projects on which fees were eliminated          $ 1,107      $ 1,508      $ 2,552
                  Internal costs capitalized to CREC
                     residential developments                        $    39      $   292      $   498



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

     Cash and Cash Equivalents:
     Cash and cash equivalents includes cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 1995, cash and cash equivalents included $550,000 from a property sale held in escrow pending reinvestment in a tax free exchange.
     Rental Property Revenues:
     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, income on leases which include scheduled increases in rental rates over the lease term is recognized on a straight-line basis.

     Use of Estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Stock Based Compensation:
     The Company will adopt SFAS No. 123, "Accounting for Stock-Based Compensation" during 1996. The Company anticipates it will continue to measure compensation costs using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore the adoption of this statement will not have any effect on the financial results of the Company.

     Impairment of Long-Lived Assets:
     The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS No. 121 had no effect on the financial results of the Company.

2.   RELATIONSHIP WITH DEVELOPMENT AND LEASING ENTITY

     CREC conducts certain development and leasing activities for real estate projects. A wholly owned subsidiary of CREC, Cousins MarketCenters, Inc. ("CMC") (formerly known as Cousins/New Market Development Company, Inc.), develops retail power centers for the Company. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 1993, 1994 and 1995 Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's nonvoting common stock, which common stock is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($8,241,000 in aggregate) exceed CREC's $4,279,508 of equity.

3.   NOTES AND OTHER RECEIVABLES

     At December 31, 1994 and 1995, notes and other receivables include the following ($ in thousands):

                                                                           1994             1995
                                                                           ----             ----
                  650 Massachusetts Avenue Mortgage Notes               $  28,039        $ 27,574
                  Wildwood Training Facility Mortgage Note                 17,791          17,416
                  Miscellaneous Notes                                         669           1,082
                  Cumulative rental revenue recognized on a straight-
                    line basis in excess of revenue which accrued in
                    accordance with lease terms (see Note 1)                3,945           4,052
                  Other Receivables                                         2,127           3,744
                                                                        ---------        --------
                  Total Notes and Other Receivables                     $  52,571        $ 53,868
                                                                        =========        ========

     650 Massachusetts Avenue Mortgage Notes - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $32.1 million. The notes require minimum monthly payments totaling $2,818,000 annually, which through the year 2000 are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income at a rate of approximately 10%. Amounts in excess of the minimum required payments ($0 in 1994 and $465,000 in 1995) are treated as a reduction of principal.
     Wildwood Training Facility Mortgage Note - This note, which has a face amount of $25.9 million and matures November 30, 2013, is collateralized by a building located on land owned by the Company and leased to a limited partnership through November 30, 2013, with no renewal option. The building is 100% leased to International Business Machines Corporation ("IBM") through November 30, 1998. The IBM lease generates net cash flow of approximately $2.4 million annually to the limited partnership, of which approximately $2.3 million is paid to the Company as note and lease payments. Of these amounts, ground lease payments of $304,000 per year have been treated as rental income in the accompanying financial statements and the remaining $2.0 million is treated as principal amortization over the remaining ground lease term and interest at 9.235% on the carrying value of the note. The leased land is carried at $0 in the accompanying financial statements.
     IBM has an option to extend its Training Facility lease from December 1, 1998 through November 30, 2003 on terms that would generate net cash flow to the limited partnership of approximately $3.1 million annually, of which approximately $3.0 million would be paid to the Company as note and ground lease payments.
     Fair Value - The estimated fair value of the Company's $46.5 million and $46.1 million of notes receivable at December 31, 1994 and 1995, respectively, is $49.3 million and $52.1 million, respectively, calculated by discounting future cash flows from the notes receivable at the estimated rates at which similar loans would be made currently.

4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 1994 and 1995, the composition of notes payable was as follows ($ in thousands):
                                                  December 31, 1994                        December 31, 1995
                                                      Share of                                 Share of
                                                   Unconsolidated                           Unconsolidated
                                         Company   Joint Ventures    Total        Company   Joint Ventures    Total
                                         -------   --------------    -----        -------   --------------    -----

   Floating Rate Lines of Credit        $ 40,631      $  6,905     $  47,536    $  32,870      $ 23,153     $  56,023

   Fixed Rate Mortgages (primarily
     non-recourse)                         1,168        72,650        73,818       80,564        64,759       145,323
                                        --------      --------     ---------    ---------      --------     ---------

                                        $ 41,799      $ 79,555     $ 121,354    $ 113,434      $ 87,912     $ 201,346
                                        ========      ========     =========    =========      ========     =========

     The following table briefly summarizes the terms of the debt outstanding at December 31, 1995 ($ in thousands):
                                                                                 Term/
                                                                             Amortization                  Balance at
                                                                                Period          Final     December 31,
             Description                                      Rate              (Years)       Maturity        1995
             -----------                                      ----              -------       --------        ----

Company Debt:
   Line of credit ($100 million maximum) secured
     by partnership interest in CSC Associates, L.P.     Fed Funds + .85%        2/ N/A         9/30/96     $  32,870
   North Point MarketCenter mortgage note                      8.50%             10/25          7/15/05        29,853
   Perimeter Expo mortgage note                                8.04%             10/30          8/15/05        21,442
   Note secured by Company's interest in 650
     Massachusetts Avenue mortgage notes (see Note 3)          6.53%             5/ N/A        10/01/00        28,000
   Other miscellaneous notes                                0% to 8.5%           Various        Various         1,269
                                                                                                            ---------
                                                                                                              113,434
                                                                                                            ---------

Share of Unconsolidated Joint Venture Debt:
   Wildwood:
     Line of credit ($25 million maximum)                Fed Funds + .75%        2/ N/A          9/1/97        13,154
     2300 Windy Ridge mortgage note                            7.56%             10/25         12/01/05        36,000
     2500 Windy Ridge mortgage note                            7.45%             10/20         12/15/05        13,000
     Summit Green mortgage note                               9.875%             10/30           4/1/98         5,274
   Ten Peachtree Place mortgage note                           8.00%             10/18         11/30/01        10,485
   CC-JM II Associates ($12.2 million
     construction loan)                                     LIBOR + .9%          5/ N/A         6/26/00         7,759
   Norfolk Hotel Associates ($2.4 million line of credit)Fed Funds + .85%        1/ N/A        10/31/96         2,240
                                                                                                            ---------
                                                                                                               87,912
                                                                                                            ---------
                                                                                                            $ 201,346
                                                                                                            =========

     The Company completed three new financings and two refinancings during 1995. The North Point MarketCenter, Perimeter Expo and 650 Massachusetts Avenue financings were completed in July, August and December 1995, respectively. Wildwood Associates refinanced two mortgage notes in December 1995. One of those mortgage notes, which had an $81 million balance at a 9.09% rate and matured in August 1999, was refinanced with a $72 million 7.56% mortgage note. The second mortgage note, which had a $31 million balance at a 9.125% rate and matured in June 1996, was refinanced with a $26 million 7.45% mortgage note.
     The note secured by the Company's interest in the 650 Massachusetts Avenue mortgage notes actually floats at LIBOR + 1%, but as of January 10, 1996 was effectively fixed at the 6.53% rate shown above through an interest rate swap agreement with a financial institution.

     Concurrent with an $80 million  financing  completed  February 6, 1996 (see
Note 11), the Company's line of credit was paid down to $1,000, and the terms were modified to provide for an unsecured $10 million line maturing April 30, 1996. Prior to April 30, 1996, the Company plans to increase the line amount and extend the maturity date.
     The CC-JM II Associates venture has a commitment for a $24,675,000, 17 year fully amortizing loan at a 7% interest rate which should fund in the first quarter of 1996.
     The Company has guaranteed its share of the Wildwood Associates, CC-JM II Associates, and Norfolk Hotel Associates short term credit facilities. At December 31, 1995, the Company had outstanding letters of credit totaling $495,000, and assets with carrying values of $182,958,000 and $131,185,000 were pledged as security on the Company's and its unconsolidated joint ventures' debt, respectively. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.
     As of year-end 1995, after giving effect to the $80 million financing which occurred subsequent to year-end, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was 9 years. The aggregate maturities of the indebtedness at December 31, 1995 summarized above are as follows ($ in thousands):

                                                                                Share of
                                                                             Unconsolidated
                                                             Company         Joint Ventures           Total
                                                             -------         --------------           -----
                           1996                             $  34,439           $ 16,592           $  51,031
                           1997                                 1,023              1,338               2,361
                           1998                                 1,060              7,009               8,069
                           1999                                 1,151              1,998               3,149
                           2000                                27,295              9,913              37,208
                           Thereafter                          48,466             51,062              99,528
                                                           ----------           --------           ---------
                                                            $ 113,434           $ 87,912           $ 201,346
                                                            =========           ========           =========

     For each of the years ended December 31, 1993, 1994 and 1995, interest expense was recorded as follows ($ in thousands):

                             Share of Unconsolidated
                           Company                       Joint Ventures                           Total
Year          Expensed   Capitalized   Total     Expensed   Capitalized   Total     Expensed   Capitalized   Total
- ----          --------   -----------   -----     --------   -----------   -----     --------   -----------   -----

1993            $          $  346     $  346     $  13,990     $  108   $ 14,098    $ 13,990     $   454     $14,444
1994             411        1,118      1,529         7,262                 7,262       7,673       1,118       8,791
1995             687        5,073      5,760         6,760        302      7,062       7,447       5,375      12,822

     The Company had future lease commitments under a land lease aggregating $7.4 million over its remaining term of 73 years. Current annual lease payments are approximately $63,000. The Company has entered into construction and design contracts for real estate projects, of which approximately $19.6 million remains committed at December 31, 1995. At December 31, 1994 and 1995, the carrying value of the Company's notes payable approximates fair value.

5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for Wildwood Associates, CSC Associates, L.P., and Haywood Mall Associates are included in the Company's Form 10-K.

                                                                                                        Company's
                                      Total Assets           Total Debt           Total Equity         Investment
                                      ------------           ----------           ------------         ----------
                                    1994       1995       1994       1995       1994      1995       1994       1995
                                    ----       ----       ----       ----       ----      ----       ----       ----


SUMMARY OF FINANCIAL POSITION:
Wildwood Associates              $ 227,875  $ 232,866  $ 132,608 $  134,855 $  92,284  $  90,168  $   3,289  $   2,231
CSC Associates, L.P.               208,057    206,889         --         --   204,712    203,938    105,239    104,776
Ten Peachtree Place Associates      21,814     21,173     21,692     20,971      (140)       (17)       (75)       (39)
Haywood Mall Associates             32,826     44,531         --         --    31,869     43,293     15,985     21,961
Spring/Haynes Associates            16,344     16,527         --         --    16,331     16,502      1,603      1,688
Norfolk Hotel Associates             8,011      8,169      4,810      4,480     3,144      3,631      1,572      1,815
CC-JM II Associates                  7,498     27,253         --     15,518     5,281      8,034      2,711      4,393
Other                                2,781      1,183         --         --     1,095        882        514        435
                                 ---------  ---------  --------- ---------- ---------  ---------  ---------  ---------
                                 $ 525,206  $ 558,591  $ 159,110 $  175,824 $ 354,576  $ 366,431  $ 130,838  $ 137,260
                                 =========  =========  ========= ========== =========  =========  =========  =========

                                                                                                  Company's Share
                                      Total Revenues               Net Income (Loss)           of Net Income (Loss)
                                      --------------               -----------------           --------------------
                                 1993      1994      1995      1993      1994      1995      1993     1994      1995
                                 ----      ----      ----      ----      ----      ----      ----     ----      ----

SUMMARY OF OPERATIONS:
Wildwood Associates            $36,224  $ 36,305   $ 37,767  $ 4,322  $  4,844  $  5,884   $ 2,161  $  2,422  $  2,942
CSC Associates, L.P.            27,810    28,931     31,195   (1,194)   13,009    14,697       201     6,880     7,308
Ten Peachtree Place Associates          4,263      4,228     4,276    411       461        523      240       192
236
Haywood Mall Associates          9,979    10,371     11,269    4,014     4,949     5,926     2,007     2,474     2,963
Spring/Haynes Associates            57        63        289     (214)      (66)      171      (107)      (33)       86
Norfolk Hotel Associates        12,680     1,029        804    1,445       664       486       723       332       243
CC-JM II Associates                 --        --         --       --        --        --        --        (1)       --
Other                            1,784       999      1,215      582       627       675       291       314       335
                               -------  --------   --------  -------  --------  --------   -------  --------       ---
                               $92,797  $ 81,926   $ 86,815  $ 9,366  $ 24,488  $ 28,362   $ 5,516  $ 12,580  $ 14,113
                               =======  ========   ========  =======  ========  ========   =======  ========  ========

                                                                                Company's Share Of
                                      Cash Flows From               Cash Flows From                  Operating
                                   Operating Activities          Operating Activities           Cash Distributions
                                   --------------------          --------------------           ------------------
                                  1993     1994      1995      1993      1994      1995      1993      1994      1995
                                  ----     ----      ----      ----      ----      ----      ----      ----      ----

SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates            $ 12,006  $ 12,999  $ 12,812  $  6,003  $  6,500  $  6,406  $ 4,000  $  4,000  $  4,000
CSC Associates, L.P.              2,393    16,777    22,366     2,070     8,840    11,219      950     8,400     7,771
Ten Peachtree Place Associates      935     1,165     1,100       280       315       305      200       200       200
Haywood Mall Associates           4,628     5,856     3,502     2,314     2,928     1,751    2,053     2,879     3,349
Spring/Haynes Associates            (98)      (83)      122       (49)      (42)       61       --        --        --
Norfolk Hotel Associates             33       470       338        17       235       169       --        --        --
CC-JM II Associates                  --        --        --        --        --        --       --        --        --
Other                               843       619       721       422       310       361      304       186       466
                               --------  --------  --------  --------  --------  --------  -------  --------  --------
                               $ 20,740  $ 37,803  $ 40,961  $ 11,057  $ 19,086  $ 20,272  $ 7,507  $ 15,665  $ 15,786
                               ========  ========  ========  ========  ========  ========  =======  ========  ========

     Wildwood Associates - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns three office buildings totaling 1.6 million rentable square feet, two office buildings under construction totaling 250,000 rentable square feet (see Note 8), other income producing commercial properties, and additional developable land in Wildwood Office Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 289 acres, of which approximately 85 acres are owned by Wildwood Associates and an estimated 22 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park.
     Wildwood Associates and a related partnership (included in the amounts for Wildwood Associates above) also own one office building at Summit Green, an office project situated on 21 acres of leased land in Greensboro, North Carolina.
The Summit Green project includes sites for two additional buildings.
     Through December 31, 1995, IBM had contributed $46.6 million in cash plus properties having an agreed value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $49.3 million for its one-half interest in the partnership, and is obligated to contribute the aforesaid estimated 22 acres of additional land with an agreed value of $13.5 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.
     The Company's investment as recorded in the Consolidated Balance Sheets ($2.2 million at December 31, 1995) is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($45.1 million at December 31, 1995) is based upon the agreed values at the time the partnership was formed.
     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of NationsBank Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot NationsBank Plaza in Atlanta, Georgia.
     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests (50% each), subject to a preference to Cousins. The Cousins preference is $2.5 million (giving Cousins an additional $1.25 million over what it would otherwise receive), and accrued to Cousins, with interest at 9% to the extent unpaid, over the period February 1, 1992 through January 31, 1995. In October 1993, the partnership fully repaid all of its debt with equity contributions of $86.7 million made by each partner. Following repayment of the partnership's debt, Cousins began recognizing its accrued preference currently in income, which resulted in Cousins recognizing $874,000, $451,000 and $36,000 in income over what it would have otherwise recognized in the years ended December 31, 1993, 1994 and 1995, respectively. During the years ended December 31, 1994 and 1995, Cousins received distributions of the preference and accrued interest of approximately $2.65 million and $71,000, respectively. Amounts above the preference amount are allocated based on the partners' percentage interests.
     Ten Peachtree Place Associates ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a 259,000 rentable square foot building located in midtown Atlanta, Georgia. The building is 100% leased to Coca-Cola through November 30, 2001.
     The TPPA partnership agreement generally provides that each of the partners is entitled to receive 50% of cash flows from operating activities net of note principal amortization through the term of the Coca-Cola lease, after which the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.
     Haywood Mall Associates - Haywood Mall Associates is a venture between the Company and an affiliate of Corporate Property Investors. The venture owns Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina. Expansion of the mall from 956,000 gross leaseable square feet ("GLA") (of which the venture's ownership is approximately 272,000 GLA) to 1,256,000 GLA (of which the venture's ownership will be approximately 330,000 GLA) was substantially completed in 1995. The balance of the mall is owned by the mall's five major department stores. During the year ended December 31, 1995, the Company contributed $5.8 million to fund its share of the completion of the expansion.

     Spring/Haynes Associates - This general partnership was formed in 1985 between the Company and a wholly owned subsidiary of Coca-Cola, each as 50%
general partners, to jointly own and develop real estate. The Company contributed 40 acres of undeveloped land at Georgia Highway 400 and Haynes Bridge Road in north central suburban Atlanta, Georgia. Coca-Cola contributed 11 acres of property in midtown Atlanta. In September 1993, the undeveloped land at Georgia Highway 400 was distributed to the partners who concurrently recontributed certain acres of the land into North Point Market Associates, L.P., a consolidated partnership formed between the partners to own North Point MarketCenter and Mansell Crossing Phase II. The Company's remaining investment in Spring/Haynes Associates as recorded in the Consolidated Balance Sheets ($1.7 million at December 31, 1995) is based upon the Company's historical cost, whereas its investment as recorded on the partnership's books ($8.3 million at December 31, 1995) is based upon the agreed values of the properties at the time they were contributed to the partnership. (See Note 11 for a description of the Company's exchange of its interest in these two partnerships subsequent to year-end.)
     Norfolk Hotel Associates ("NHA") - NHA is a partnership between the Company and an affiliate of Odyssey Partners, L.P., each as 50% partners, which held a mortgage note on and owned the land under the Omni International Hotel in Norfolk, Virginia. In January 1992, NHA terminated the land lease and became the owner of the hotel and a long-term parking agreement with an adjacent building owner. In April 1993, the partnership sold the hotel, but retained its interest in the parking agreement. The Company's share of the gain on this transaction was approximately $.5 million and is included in Income From Unconsolidated Joint Ventures in the accompanying Consolidated Statements of Income. The partnership received a mortgage note for a portion of the sales proceeds. In July 1994, NHA distributed to each partner a 50% interest in the parking agreement held by NHA. The Company currently receives payments of approximately $228,000 per year for its 50% interest in the agreement, and has entered into an option agreement to sell its interest for $2 million in July 1996, which would result in a profit to the Company of approximately $411,000.
     CC-JM II Associates - This joint venture was formed in 1994 between the Company and an affiliate of Carr Realty Corporation, each as 50% general partners, to develop and own a 224,000 rentable square foot office building in suburban Washington, D.C. The building is 100% leased for 15 years to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus. Rent commenced on January 21, 1996. The building is expected to be completed at a total cost of approximately $32 million with contributions to the venture of $4 million by each partner.
     Other - This category consists of several other joint ventures including:
     Cousins-Hines Partnerships - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia. This 1.2 million rentable square foot office building, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.
     Temco Associates - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire approximately 35,000 acres in Paulding County, Georgia (northwest of Atlanta, Georgia), of which approximately 13,000 acres would be a fee simple interest and approximately 22,000 acres would be a timber rights interest only. The option may be exercised in whole or in part over the option period, and the option price of the fee simple land was $694 per acre at December 31, 1995, escalating at 6% per year during the term of the option. During 1993 and 1994, approximately 1,100 and 72 acres, respectively, of the option related to the fee simple interest was exercised and simultaneously sold for gross profits of $305,000 and $243,000, respectively. None of the option was exercised in 1995.
     Dusseldorf Joint Venture - In 1992, the Company entered into a joint venture agreement for the development of a 133,000 rentable square foot office building in Dusseldorf, Germany which is 34% leased to IBM. Cousins' venture partners are IBM and Multi Development Corporation International B.V. ("Multi"), a Dutch real estate development company. In December 1993, the building was presold to an affiliate of Deutsche Bank. CREC and Multi jointly developed the building. Due to the release of certain completion guarantees related to the building, approximately $2.6 million of development income was recognized in September 1995 ($931,000 of which had been deferred as of December 31, 1994).
     Additional Information - The Company recognized $3,106,000, $2,539,000 and $5,780,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 1993, 1994 and 1995, respectively.

6.   STOCKHOLDERS' INVESTMENT, STOCK APPRECIATION RIGHT EXPENSE AND
     PER SHARE DATA

     Options and Stock Appreciation Rights:
     The Company has a stock incentive plan for key employees which provides for the granting of stock options. Subject to stockholder approval, the Company amended this plan effective as of September 1995 so as to allow for both stock and stock option awards under the plan (see "Stock Grants" below). At December 31, 1995, the Company had granted options to key employees to purchase 1,412,578 shares of the Company's common stock (including 258,228 shares under a predecessor plan), and subject to stockholder approval of the 1995 amendment, is authorized to award an additional 1,202,850 stock options or shares of stock. The Company may incorporate a provision in each stock option agreement to allow the option holder to surrender options and request a cash payment for the difference between the fair market value of the shares at the date of surrender and the option price. Separately from the stock incentive plan, the Company has issued stock appreciation rights ("SARs") to certain employees.
     In order to  compensate  the  holders  of  unexercised  stock  options  for decreases in the underlying value of shares subject to the options resulting from certain capital gain distributions to stockholders, the Company issued Deferred Payment Agreements from 1988 through 1991 to holders of unexercised stock options at the time of such distributions. These Deferred Payment Agreements provided for a fixed cash payment to stock option holders upon exercise of the options in an amount approximately equal to the amount of the capital gain distribution that would have been payable on the shares subject to the options if the options had been exercised prior to the record date for the distributions. Holders of SARs were similarly compensated by a downward adjustment in the price of SARs held by them.
     Financial Accounting Standards Board pronouncements require that all stock options which have a cash payment election option be accounted for as SARs. Accordingly, included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or reductions in accrued compensation expense to reflect the issuance of new SARs or stock options with cash payment provisions, vesting, changes in the market value of the common stock from the dates of grant, and expirations of non-vested options or SARs of terminated employees. In the first quarter of 1993, the cash payment provision associated with 374,341 stock options was given up by certain of the option holders, thereby reducing stock appreciation right expense for 1993 by approximately $502,000.
     The following is a summary of stock option activity under the stock option plan ($ in thousands, except per share amounts):

                                         Number of       Total Option
                                          Shares             Price                    Option Price Per Share
                                          ------             -----                    ----------------------
                                        1994   1995      1994      1995             1994                 1995
                                        ----   ----      ----      ----             ----                 ----

     Outstanding, beginning of year      911  1,184   $ 13,503  $ 17,919     $  4.82 to $17.75     $  8.11 to $17.75
     Terminated                           --    (29)        --      (493)    $   --                $ 15.75 to $17.75
     Exercised                           (11)   (42)       (57)     (579)    $  4.82               $  8.11 to $17.75
     Granted                             284    300      4,473     5,396     $ 15.75               $ 18.00
                                       -----  -----   --------  --------
     Outstanding, end of year          1,184  1,413   $ 17,919  $ 22,243     $  8.11 to $17.75     $  9.00 to $18.00
                                       =====  =====   ========  ========
     Shares exercisable
     at end of year                      567    805
                                         ===    ===

     At December 31, 1994, the Company had 369,215 SARs outstanding (of which 225,360 were exercisable) at prices ranging from $10.78 per share to $16.875 per share. At December 31, 1995, the Company had 344,050 SARs outstanding (of which 271,780 were exercisable) at prices ranging from $10.78 per share to $16.875 per share.
     At December 31, 1994 and 1995, the total amount accrued for stock options, SARs, and Deferred Payment Agreements was $2,296,000 and $3,367,000, respectively.
     Stock Grants:
     As indicated above, the September 1995 amendment to the stock incentive plan provides for stock awards in addition to stock option awards, with the amended plan being subject to stockholder approval. The stock awards may be subject to specified performance and vesting requirements. Subject to stockholder approval of the September 1995 amendment, 110,400 shares of common stock have been awarded to date, of which 10,400 shares were awarded in lieu of 1995 cash bonuses, and 100,000 shares were awarded subject to specified performance and vesting requirements. The estimated cost of the 100,000 shares, which will not be issued until all requirements have been met, is being accrued over the five year performance and vesting period, and $44,000 was accrued as of December 31, 1995.
     Per Share Data:
     Primary income per share is computed by dividing income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding (22,781,485, 27,844,341 and 27,983,180 in 1993, 1994 and 1995,
respectively). Fully diluted income per share does not differ materially from primary income per share in 1993, 1994 and 1995.
     Ownership Limitations:
     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.
     Distribution of REIT Taxable Income:
     The following is a reconciliation between dividends declared and dividends applied in 1993 and 1994 and estimated to be applied in 1995 to meet REIT distribution requirements ($ in thousands):

                                                                                          1993       1994       1995
                                                                                          ----       ----       ----
         Dividends declared                                                            $ 17,204   $ 25,064   $ 27,691
         That portion of dividends declared in current year, and paid in current
           year, which was applied to the prior year distribution requirements             (665)      (161)    (3,048)
         That portion of dividends declared in subsequent year, and paid in
           subsequent year, which will apply to current year                                161      3,048      3,118
                                                                                       --------   --------   --------
         Dividends applied to meet current year REIT distribution requirements         $ 16,700   $ 27,951   $ 27,761
                                                                                       ========   ========   ========

     Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.
7.   INCOME TAXES

     In 1993, 1994 and 1995, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (actual 1993 and 1994 and estimated 1995) and Consolidated Net Income as reported herein are as follows ($ in thousands):

                                                                                          1993       1994       1995
                                                                                          ----       ----       ----
         Consolidated net income                                                       $ 11,965   $ 26,895   $ 26,342
         Consolidating adjustments                                                          515     (1,875)       348
         Less CREC net loss (income)                                                      1,413        394     (1,652)
                                                                                       --------   --------   --------
         Cousins net income for financial reporting purposes                             13,893     25,414     25,038
         Adjustments arising from:
           Sales of investment properties                                                17,563      3,909     (2,014)
           Income from unconsolidated joint ventures (principally depreciation,
              revenue recognition, and operational timing differences)                   (7,529)    (2,361)    (1,557)
           Rental income recognition                                                       (403)      (111)      (192)
           Interest income recognition                                                       --        198        123
           Wildwood Training Facility differences                                        (7,664)       342        375
           Interest expense                                                                 194        297      3,520
           Compensation expense under stock option and SAR plans                            138         92        290
           Depreciation                                                                      59        336        324
           Net operating loss generated (utilized)                                          295       (295)        --
           Other                                                                            154        130      1,854
                                                                                       --------   --------   --------
              Cousins taxable income                                                   $ 16,700   $ 27,951   $ 27,761
                                                                                       ========   ========   ========



     The  consolidated  provision  (benefit) for income taxes is composed of the following ($ in thousands):
                                                                                          1993       1994       1995
                                                                                          ----       ----       ----
         CREC and its wholly owned subsidiaries:
           Currently payable (refundable):
              Federal                                                                  $   (577)  $     --   $    574
              State                                                                        (157)        --         17
                                                                                           (734)        --        591
         Adjustments arising from:
           Income from unconsolidated joint ventures                                        687        411        171
           Operating loss carryforward                                                     (628)       (94)       323
           Stock appreciation right expense                                                (166)      (111)      (324)
           Fee income                                                                        --       (361)       354
           Other                                                                             16        (33)       (49)
                                                                                            (91)      (188)       475
         CREC provision (benefit) for income taxes                                         (825)      (188)     1,066
         Cousins provision (benefit) for state income taxes                                  30         22       (228)
         Less provision applicable to gain on sale of investment properties                  --         --        (91)
                                                                                       --------   --------   --------
         Consolidated provision (benefit) applicable to income from operations         $   (795)  $   (166)  $    747
                                                                                       ========   ========   ========


     The Cousins provision (benefit) for state income taxes in 1995 is net of $252,000 of state income tax refunds related to a successful judicial appeal by Cousins of an assessment paid in 1992.
     The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC's income (loss) before taxes as follows ($ in thousands):

                                                                      1993                1994               1995
                                                                      ----                ----               ----
                                                                Amount     Rate     Amount     Rate     Amount     Rate
                                                                ------     ----     ------     ----     ------     ----

     Federal income tax provision (benefit)                     $ (761)     34%      $(198)     34%     $ 924      34%
     State income tax provision (benefit), net of
       federal income tax effect                                   (90)      4         (23)      4        109       4
     Other                                                          26      (1)         33      (5)        33       1
                                                                ------      ---      -----      ---     -----      ---
     CREC provision (benefit) for income taxes                    (825)     37%       (188)     33%     1,066      39%
                                                                            ---                 ---                ---
     Cousins provision (benefit) for income taxes                   30                  22               (228)
     Less provision applicable to gain on sale of
       investment properties                                        --                  --                (91)
                                                                ------               -----              -----
     Consolidated provision (benefit) applicable to income
       from operations                                          $ (795)              $(166)             $ 747
                                                                ======               =====              =====

     The components of CREC's net deferred tax liability are as follows ($ in thousands):

                                                                               1994              1995
                                                                               ----              ----

                  Deferred tax assets                                       $  1,711           $  1,405
                  Deferred tax liabilities                                    (3,017)            (3,221)
                                                                            --------           --------
                  Net deferred tax liability                                $ (1,306)          $ (1,816)
                                                                            ========           ========


     The tax effect of significant temporary differences representing CREC's deferred tax assets and liabilities are as follows ($ in thousands):


                                                                               1994              1995
                                                                               ----              ----
                  Operating loss carryforward                               $    721           $    310
                  Income from unconsolidated joint ventures                   (2,775)            (2,946)
                  Stock appreciation right expense                               430                755
                  Fee income                                                     361                  7
                  Other                                                          (43)                58
                                                                            --------           --------
                                                                            $ (1,306)          $ (1,816)
                                                                            ========           ========



8.   PROPERTY TRANSACTIONS

     Retail Properties
     In September 1995, North Point MarketCenter Phase II, a 176,000 square foot (60,000 of which is owned by the Company) retail power center expansion in north central suburban Atlanta, became fully operational for financial reporting purposes. In October 1995, Lawrenceville MarketCenter, a 499,000 square foot retail power center in northeast suburban Atlanta, became partially operational for financial reporting purposes. In December 1995, Lovejoy Station, a 77,000 square foot retail strip center in south central suburban Atlanta, became partially operational for financial reporting purposes.
     Construction which commenced during 1995 included: Mansell Crossing Phase II, a 100,000 square foot retail power center expansion adjacent to the Company's other North Point properties, in February 1995; Colonial Plaza
MarketCenter, a 533,000 square foot retail power center in suburban north central Orlando, Florida, in February 1995; Greenbrier MarketCenter, a 474,000 square foot retail power center in Chesapeake, Virginia, in May 1995; Presidential MarketCenter Phase II, a 130,000 square foot retail power center expansion in northeast suburban Atlanta, in November 1995; and Rivermont Station, a 92,000 square foot retail strip center in north central suburban Atlanta, in December 1995.
     Office Properties
     In August 1995, Wildwood Associates commenced construction on two new office buildings on approximately 12.6 acres of land it owns in Wildwood Office Park. The two buildings will be a total of 250,000 rentable square feet of which 227,000 rentable square feet are pre-leased to Georgia-Pacific Corporation.
     In November 1995, construction commenced on 200 North Point Center East, a 125,000 rentable square foot office building at North Point, adjacent to 100 North Point Center East (a building of similar size which opened in December
1995), North Point Mall and the Company's retail properties in north central suburban Atlanta.
     Residential Lots
     The Company is currently developing five residential communities in suburban Atlanta, including four in which development commenced in 1994 and one in 1995. These developments currently include land on which approximately 827 lots are being developed (with additional lots developable on adjacent land under option), of which 116 and 180 lots were sold in 1994 and 1995,
respectively.   9.   CONSOLIDATED   STATEMENTS  OF  CASH  FLOWS  -  SUPPLEMENTAL
INFORMATION

     Interest (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows      ($ in
thousands):
                                                                               1993     1994       1995
                                                                               ----     ----       ----

                  Interest paid                                              $    --    $  336    $   846
                  Income taxes paid (refunded), net of $577 and
                    $252 refunded in 1994 and 1995, respectively             $    68    $ (549)   $   376

     Significant non-cash financing and investing included the following:
     a.  In  1994  and   1995,   approximately   $27,602,000   and   $2,860,000,
respectively, was transferred from Projects Under Construction to Operating Properties.
     b. In 1994 and 1995, approximately $941,000 and $2,970,000, respectively, was transferred from Land Held for Investment or Future Development to Projects Under Construction. In 1993, approximately $4,709,000 was transferred from Land Held for Investment or Future Development to Operating Properties.
     c. In July 1994, Norfolk Hotel Associates distributed a 50% interest (approximately $1,589,000) in a long-term parking agreement with an adjacent building owner (see Note 5).
     d. In September 1993, the carrying value of the Company's land and infrastructure costs for North Point MarketCenter (approximately $7,933,000) was transferred from Land Held for Investment or Future Development to Projects Under Construction. Included in the $7,933,000 of costs transferred to Projects Under Construction was the Company's carrying value (approximately $495,000) of a concurrent land distribution from Spring/Haynes Associates. Also concurrently, an affiliate of Coca-Cola contributed the land it previously held in
Spring/Haynes Associates for a 17.7% minority interest in the North Point MarketCenter project, which was recorded at a value of $2,658,000 (see Note 5).

10.  RENTAL PROPERTY REVENUES

     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and all are classified and accounted for as operating leases.

     At December 31, 1995, future minimum rentals to be received by consolidated entities under existing  non-cancelable  leases,  excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):
                                                                  Retail        Office         Total
                                                                  ------        ------         -----

                  1996                                          $  13,949     $  6,536      $  20,485
                  1997                                             13,964        6,601         20,565
                  1998                                             13,959        6,394         20,353
                  1999                                             13,768        6,358         20,126
                  2000                                             13,306        5,047         18,353
                  Subsequent to 2000                              148,920       16,882        165,802
                                                                ---------     --------      ---------
                                                                $ 217,866     $ 47,818      $ 265,684
                                                                =========     ========      =========

For the years ended December 31, 1993, 1994 and 1995, income recognized on a straight-line basis for financial reporting purposes exceeded income which accrued in accordance with the lease terms by $391,000, $209,000 and $107,000, respectively (see Notes 1 and 3). Of the future minimum office rentals, 75% are attributable to the three major tenants of the Company's First Union Tower project in Greensboro, North Carolina. 11. SUBSEQUENT EVENTS

     CSC Associates, L.P. Financing
     On February 6, 1996, CSC Associates, L.P. ("CSC") issued $80 million of 6.377% collateralized notes (the "Notes"). The Notes amortize in equal monthly installments of $590,680 based on a 20 year amortization schedule, and mature February 15, 2011. The Notes are non-recourse obligations of CSC and are secured by a Deed to Secure Debt, an Assignment of Rents and Security Agreement covering CSC's interest in the NationsBank Plaza building and related leases and agreements.
     CSC has loaned the $80 million proceeds of the Notes to the Company under a non-recourse loan (the "Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the Notes. The Company paid all costs of issuing the Notes and the Cousins Loan, including a $400,000 fee to an affiliate of NationsBank Corporation. In addition, the Company will pay a fee to an affiliate of NationsBank Corporation of .3% per annum of the outstanding principal balance of the Notes. The Company used the proceeds to temporarily pay down short term debt, and will ultimately use the funds for continuing development opportunities.
     Exchange of Interests in North Point Market Associates, L.P. and Spring/Haynes Associates
     At December 31, 1995, the Company had interests in two partnerships with Coca-Cola which were exchanged subsequent to year-end: Spring/Haynes Associates (50% interest) and North Point Market Associates, L.P. (82.3% interest) (see
Note 5). Effective January 1, 1996, the Company and Coca-Cola entered into an exchange transaction which effectively resulted in Coca-Cola receiving 100% of the Spring/Haynes Associates' property and the Company receiving $1,092,000 in cash and 100% of North Point Market Associates, L.P.'s properties (North Point MarketCenter and Mansell Crossing Phase II).
     Los Altos MarketCenter
     In February 1996, the Company purchased the Los Altos Shopping Center, a retail center located in Long Beach, California. The Company commenced the demolition of the retail center and began construction of Los Altos MarketCenter, a 280,000 square foot (of which the Company will own 152,000 square feet) retail power center which is expected to be completed at a total cost of approximately $23 million.

Cousins Properties Incorporated and Consolidated Entities
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
- --------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                  1991           1992           1993           1994           1995
                                                  ----           ----           ----           ----           ----

Rental property revenues                       $    6,728     $    6,933     $    6,687      $  13,150      $  19,348
Fees                                                4,855          4,953          5,903          5,023          7,884
Residential lot and outparcel sales                    --             --             --          6,132          9,040
Interest and other                                  7,127          6,989          6,456          6,801          4,764
                                               ----------     ----------     ----------      ---------      ---------
Total revenues                                     18,710         18,875         19,046         31,106         41,036
                                               ----------     ----------     ----------      ---------      ---------
Income from unconsolidated joint ventures           2,434          2,573          5,516         12,580         14,113
                                               ----------     ----------     ----------      ---------      ---------
Rental property operating expenses                  2,456          2,354          2,310          3,338          4,681
Depreciation and amortization                       2,236          2,345          3,164          3,742          4,516
Stock appreciation right expense                      378            860            721            433          1,298
Residential lot and outparcel cost of sales            --             --             --          5,762          8,407
Interest expense                                    1,149            820             --            411            687
General, administrative, and other expenses         5,573          5,640          9,124          9,627         10,333
                                               ----------     ----------     ----------      ---------      ---------
Total expenses                                     11,792         12,019         15,319         23,313         29,922
                                               ----------     ----------     ----------      ---------      ---------
Provision (benefit) for income taxes
   from operations                                    244            360           (795)          (166)           747
Gain on sale of investment properties,
   net of applicable income tax provision              --          6,644          1,927          6,356          1,862
                                               ----------     ----------     ----------      ---------      ---------
Net income                                     $    9,108     $   15,713     $   11,965      $  26,895      $  26,342
                                               ==========     ==========     ==========      =========      =========
Income per share:
   From operations before gain on
     sale of investment properties            $      .53      $     .50      $      .44     $     .74       $     .87
   From gain on sale of investment proper-
     ties, net of applicable tax provision            --            .36             .09           .23             .07
                                               ----------     ----------     ----------      ---------      ---------
   Net income per share                       $      .53      $     .86      $      .53     $     .97       $     .94
                                              ==========      =========      ==========     =========       =========
Cash dividends declared per share             $      .60      $     .62      $      .73     $     .90       $     .99
                                              ==========      =========      ==========     =========       =========
Total assets                                  $  169,406      $  195,791     $  319,702     $ 330,817      $ 418,006
Notes payable                                     34,680           9,079         35,151        41,799        113,434
Stockholders' investment                         114,100         176,091        270,557       272,898        277,678

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------
To the Stockholders of Cousins Properties Incorporated:
     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the
period  ended   December  31,  1995.   These   financial   statements   are  the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. and Haywood Mall Associates which statements combined reflect assets of 46% and 45% of the joint ventures totals as of December 31, 1994 and 1995 and revenues of 41%, 48% and 49% of the 1993, 1994 and 1995 joint ventures totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, is based solely on the reports of the other auditors.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                         ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 20, 1996

Cousins Properties Incorporated and Consolidated Entities

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

Results of Operations For The Three Years Ended December 31, 1995
     General. Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results. For information as to certain factors which may affect future income and cash flow, see "Additional Prospective Information." The notes referenced in the discussion below are the "Notes to Consolidated Financial Statements" included in this annual report.
     Rental Property Revenues and Operating Expenses. Rental property revenues increased from $6,687,000 in 1993 to $13,150,000 and $19,348,000 in 1994 and
1995, respectively. The increases in 1994 and 1995 are primarily due to rental property revenues from the Company's retail power centers. Perimeter Expo which became operational in December 1993 increased $3,022,000 and $418,000 in 1994 and 1995, respectively. North Point MarketCenter which became operational in May 1994 (Phase I) and July 1995 (Phase II) increased $1,958,000 and $2,437,000 in 1994 and 1995, respectively. Presidential MarketCenter which became operational in December 1994 increased $117,000 and $1,762,000 in 1994 and 1995, respectively. Lawrenceville MarketCenter which became operational in December 1995 contributed to the increased results in 1995 by $312,000.
     Rental property revenues from 20 acres of the Georgia Highway 400 land being ground leased to freestanding users also increased in 1994 and 1995 by $400,000 and $429,000, respectively. Approximately 6 acres of leases began generating income during the fourth quarter of 1993, with 7 acres of leases beginning throughout 1994 and an additional 7 acres of leases beginning throughout 1995.
     Rental property revenues were also affected by changes which occurred in the 3301 Windy Ridge Parkway Building, a 107,000 square foot Company wholly owned building in Wildwood Office Park, which had rental property revenues of $0, $876,000 and $1,001,000 in 1993, 1994 and 1995, respectively. This building was unoccupied during 1993. Subsequently, commencing January 1994 a single tenant leased the building for a term of ten years. The lease was initially for 60% of the building, with options permitting the tenant to expand its occupancy to the remainder of the building over the next several years; the first such option for an additional 10% of the space was exercised in the fourth quarter of 1994. Rental property revenues were also favorably impacted over the three year period by First Union Tower, which had rental property revenues of $5,421,000, $5,522,000 and $5,961,000 in 1993, 1994 and 1995, respectively.
     Rental property operating expenses increased from $2,310,000 in 1993 to $3,338,000 and $4,681,000 in 1994 and 1995, respectively. The increases in 1994 and 1995 were primarily related to the occupancy of the retail power centers and the two office buildings discussed above.
     Development and Construction Fees. Development and construction fee income increased from $898,000 in 1993 to $1,020,000 and $3,515,000 in 1994 and 1995,
respectively. The increase in 1995 is due primarily to the recognition of development income from the Dusseldorf project ($2,604,000) (see Note 5) and an increase of $244,000 in development fees recognized from Wildwood Associates. This increase was partially offset by a decrease in development fees of $313,000 recognized by CMC from third party retail developments. Development fees received from the Emory Conference Center, a third party development, also decreased in 1995 by $117,000.
     The increase in 1994 was primarily related to development fees received from the Emory Conference Center, ($235,000 increase). This increase was partially offset by a decrease of $112,000 in office tenant construction activity.
     Management  Fees.  Management  fees  increased  from  $1,999,000 in 1993 to
$2,061,000 and $2,213,000 in 1994 and 1995, respectively. Management fees increased in 1994 and 1995 primarily due to lease-up of the projects from which management fees are received.
     Leasing and Other Fees and Leasing and Other Commissions Expense. Leasing and other fees decreased from $3,006,000 in 1993 to $1,942,000 in 1994, and then increased to $2,156,000 in 1995. The increase in 1995 was due primarily to a $374,000 third party incentive fee and a $276,000 cash flow and sale participation received from third party retail projects. Leasing fee income from NationsBank Plaza also increased $141,000 in 1995. Partially offsetting these increases was a decrease in leasing fees received from third party retail projects as such third party work was phased out and in-house development increased.
     The decrease in 1994 was also due to a decrease in leasing fees received from third party retail projects of $802,000. Office leasing fees also decreased in 1994 by $262,000.
     Changes in leasing commission expense were associated primarily with the changes in leasing fee income recognized from One Ninety One Peachtree Tower and retail leasing and other fees received from third parties.
     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales increased from $0 in 1993 to $6,132,000 and $9,040,000 in 1994 and 1995, respectively. Both the increases in 1994 and 1995 were due to increases in residential lot sales by CREC from none in 1993 to 116 and 180 in 1994 and 1995, respectively. CMC also recognized $1,300,000 and $525,000 in outparcel sales in 1994 and 1995, respectively.
     Residential lot and outparcel cost of sales increased from $0 in 1993 to $5,762,000 and $8,407,000 in 1994 and 1995, respectively. The increases in both years were due to the increases in sales discussed above.
     Interest and Other Income. Interest and other income increased from $6,456,000 in 1993 to $6,801,000 in 1994 and then decreased to $4,764,000 in
1995. The decrease in 1995 is due to decreases in interest income received from the 9.1% Mortgage Notes ($1,813,000 decrease) and temporary investments ($163,000 decrease). The 9.1% Mortgage Notes which had a balance of $39,927,000 at December 31, 1993 were repaid in full on June 30, 1994. The decrease in temporary investment income was primarily due to the Company's investment of its excess cash in real estate assets in 1995. Partially offsetting these decreases was an increase of $533,000 due to the recognition of a full year of interest income from the 650 Massachusetts Avenue Notes which were purchased in March 1994 (see Note 3).
     The increase in 1994 is primarily due to interest income of $2,285,000 being recognized from the purchase of the 650 Massachusetts Avenue Notes. Additionally, the Company recognized a gain of $623,000 on the sale of a non-real estate asset in November 1994. Offsetting these increases in 1994 were decreases in interest income received from the 9.1% Mortgage Notes ($1,820,000 decrease) and temporary investments ($511,000 decrease).
     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased from $5,516,000 in 1993 to $12,580,000 and $14,113,000 in
1994 and 1995, respectively.
     Income from CSC Associates, L.P. increased from $201,000 in 1993 to $6,880,000 and $7,308,000 in 1994 and 1995, respectively. The increase in 1995 is due to the continued lease-up of NationsBank Plaza as the leases which were executed in 1994 began to favorably impact the operating results in 1995. The Company's share of both the 1994 and 1995 results benefited by $451,000 and $36,000 in 1994 and 1995, respectively, due to recognition by the Company of a partnership income preference after the partnership's debt was repaid in October 1993 and net income became positive (see Note 5). In addition, the total interest expense of the partnership was reduced by approximately $12.3 million in 1994 because of the partnership's debt prepayment (see Note 5).
     Income from Wildwood Associates increased from $2,161,000 in 1993 to $2,422,000 and $2,942,000 in 1994 and 1995, respectively. The increase in 1995 is the result of the lease-up of the 2500 Windy Ridge Parkway Building ($144,000 increase in net operating income) and the 3200 Windy Hill Road Building ($67,000 increase in net operating income). Results in 1995 were favorably impacted by lower interest expense (approximately $155,000) which was due to increased interest capitalization and refinancings of two mortgage notes payable in December 1995. Depreciation and amortization expense which was lower in 1995 (approximately $147,000) and increased rental income from certain ground lease sites (approximately $57,000) also favorably impacted 1995 results. The increase in 1994 was primarily because of leaseup of the 3200 Windy Hill Road Building ($287,000 increase in net operating income). Results in 1994 were also favorably impacted by increased rental income (approximately $139,000) from certain ground lease sites which began generating revenue during the fourth quarter of 1993 and second quarter of 1994.
     Income from Haywood Mall Associates increased from $2,007,000 in 1993 to $2,474,000 and $2,963,000, in 1994 and 1995, respectively. The Company's share of the 1995 results was favorably impacted by the venture's prepayment of its outstanding debt through equity contributions of $10 million from each partner on April 29, 1994. Results in 1995 reflect no interest expense as compared to four months of interest expense in 1994 (a decrease in interest expense of $299,000). Results in 1995 also reflect increases in operating income due to the completion and lease-up of the expansion of Haywood Mall (see Note 5). The Company's share of the 1994 results also benefited from the prepayment of the debt as discussed above. Results in 1994 reflect four months of interest expense as compared to twelve months of interest expense in 1993 ($613,000 decrease). Partially offsetting this favorable impact of reduced interest expense in 1994 was a $340,000 charge incurred related to the prepayment of the venture's mortgage debt.
     Income from Norfolk Hotel Associates decreased from $723,000 in 1993 to $332,000 and $243,000 in 1994 and 1995, respectively. The decrease in 1995 was a result of the July 1994 distribution to each partner of a 50% interest in the parking agreement (see Note 5). The 1994 results include seven months of income from the parking agreement versus none in 1995, a decrease of $121,000. Income in 1993 was favorably impacted by a $460,000 gain recognized upon the sale of the Omni International Hotel in April 1993. Subsequent to the sale, the partnership recognized more net income from the sales proceeds (including a purchase money first mortgage note) than it was receiving from hotel operations prior to the sale.
     General and Administrative Expenses. General and administrative expenses increased from $7,336,000 in 1993 to $7,538,000 and $7,648,000 in 1994 and 1995,
respectively. The increases in 1994 and 1995 were primarily because of personnel increases related to the Company's expansion, offset by an increase in costs capitalized to projects under development ($3,049,000 in 1995 versus $1,800,000 in 1994).
     Depreciation and Amortization. Depreciation and amortization increased from $3,164,000 in 1993 to $3,742,000 and $4,516,000 in 1994 and 1995, respectively.
Both the 1994 and 1995 increases are due primarily to the retail power centers becoming operational as discussed above (increases of $824,000 and $1,061,000 in 1994 and 1995, respectively). These increases were partially offset by decreases of $439,000 and $211,000 in 1994 and 1995, respectively, in amortization of intangible assets acquired when the Company purchased the retail development business of New Market Companies, Inc. These intangible assets were being written off as the related income was recognized.
     Stock Appreciation Right Expense. Stock appreciation right expense decreased from $721,000 in 1993 to $433,000 in 1994 and then increased to $1,298,000 in 1995. This non-cash item is primarily related to the price per share of the common stock, which increased over the three year period and was $16.50, $17.375 and $20.25 per share at December 31, 1993, 1994 and 1995, respectively. The cash payment provision associated with 374,341 stock options was given up by certain of the option holders in 1993, thereby reducing stock appreciation right expense by approximately $502,000 (see Note 6).
     Interest Expense. Interest expense increased from $0 in 1993 to $411,000 and $687,000 in 1994 and 1995, respectively. All interest was capitalized in 1993. In 1995, interest expense before capitalization increased to $5,760,000 from $1,529,000 in 1994 due to higher debt levels. This increase was partially offset by increased capitalization because of a higher level of projects under development. The amount of interest capitalized to projects under development (a reduction of interest expense) increased to $5,073,000 in 1995 from $1,118,000 in 1994.
     Property Taxes on Undeveloped Land. Property taxes on undeveloped land increased from $537,000 to $1,085,000 in 1994 and then decreased to $977,000 in 1995. The increase in 1994 is due primarily to an increase in property taxes of the Company's Georgia Highway 400 land ($579,000 increase of which $150,000 related to a 1993 property tax reassessment).
     Other Expenses. Other expenses decreased from $1,058,000 in 1993 to $922,000 in 1994 and then increased to $1,688,000 in 1995. The increase in 1995 is due primarily to an increase of $631,000 in predevelopment expenses. Other expenses were negatively impacted in 1993 because of a $310,000 charge made for the present value of an indemnification an insurance company in rehabilitation had made to the Company in 1974, but defaulted on in the third quarter of 1993. This obligation is due in monthly installments of principal and interest of $3,208 through December 2009. Partially offsetting the favorable variance of no similar expense in 1994 was an increase in predevelopment expenses of $244,000 from 1993 to 1994.
     Provision (Benefit) For Income Taxes From Operations. The benefit for income taxes from operations decreased from a benefit of $795,000 in 1993 to a benefit of $166,000 in 1994, which benefit decreased in 1995 to a provision of $747,000. The provision (benefit) for income taxes from operations increased from 1994 to 1995 due primarily to an increase in CREC and its subsidiaries' net income before income taxes from a net loss before income taxes of $582,000 to net income before income taxes of $2,626,000. The increase in CREC and its subsidiaries' net income before income taxes was due to the recognition of certain of the development income from the Dusseldorf project by CREC (see Note
5). Also contributing to the increase in net income before income taxes was an increase in intercompany development and leasing fees recognized from $3,019,000 in 1994 to $5,479,000 in 1995. Intercompany fee income is eliminated in consolidation (see Note 1), but the tax effect is not. The increase in the provision for income taxes from operations was partially offset by $252,000 of state income tax refunds received related to a successful judicial appeal by Cousins of an assessment paid in 1992. The benefit for income taxes from operations decreased from 1993 to 1994 due primarily to a decrease in CREC and its subsidiaries' net loss before income taxes from $2,238,000 in 1993 to $582,000 in 1994. The decrease in CREC and its subsidiaries' net loss before income taxes was due to an increase in intercompany development and leasing fees recognized, and decreased intangible amortization.

     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision was $1,927,000, $6,356,000 and $1,862,000 in 1993, 1994 and 1995, respectively. The 1995 gain included the following: the August 1995 sale of an approximately 1 acre parcel proximate to the CNN Center in downtown Atlanta ($1.6 million gain) and the September 1995 sale of a 6.2 acre parcel in West Cobb County, Georgia ($.5 million gain). The 1994 gain included the following: the June 1994 sale of the Company's 9 acre Peachtree Road property ($3.3 million gain), the August 1994 sale of the 10.8 acre site in North Point MarketCenter Phase II ($1.8 million gain), and the November 1994 sale of a 21 acre parcel in West Cobb County, Georgia ($1.3 million gain). The 1993 gain was from profits recognized on the sale of 100 acres in 1988 at North Point; the Company recognized profits on this sale based on percentage of completion accounting as certain infrastructure work required by the sales contract was completed in 1992 and 1993. Net proceeds received from land sales were $0, $13,279,000 and $4,731,000 in 1993, 1994 and 1995, respectively.

Additional Prospective Information
     The Company opened three retail centers during 1995: North Point MarketCenter Phase II in July 1995, Lawrenceville MarketCenter in October 1995 and Lovejoy Station in December 1995. Rental property revenues, net of rental property operating expenses from these three centers will increase in 1996 as the Company recognizes a full year of operations. Additionally, several retail power centers which were under construction as of December 31, 1995 will become operational during 1996 and will also increase rental property operating results, including Colonial Plaza MarketCenter, Greenbrier MarketCenter, Mansell Crossing Phase II and Presidential MarketCenter Phase II. The Company's increased ownership of North Point MarketCenter (see Note 11) will also increase rental property operating results.
     Development fees are expected to decrease in 1996 as the development income recognized in 1995 included approximately $2.6 million from the Dusseldorf project (see Note 5).
     The Company's share of Wildwood Associates cash flows from operating activities will be favorably impacted in 1996 as the two new buildings discussed in Note 8 become operational. Wildwood Associates' cash flows from operating activities will also be favorably impacted by lower interest expense on two mortgage notes payable which were refinanced in December 1995. These increases will be partially offset by a decrease in rental rates at the Wildwood 2500 Building. The Company's share of CSC Associates' and CC-JM II Associates' cash flows from operating activities will also increase, the former due to continued leaseup of the NationsBank Plaza, and the latter due to the building's completion and full occupancy in January 1996.
     The Company has entered into an option agreement to sell its interest in the Norfolk parking agreement for $2 million in July 1996, which would result in a profit to the Company of approximately $411,000 (see Note 5).
     Interest expense will increase in 1996 as projects that have been under construction become operational and associated interest expense is no longer capitalized. In addition to being a 50% partner in Wildwood Associates, IBM is a major tenant in Wildwood Office Park and Summit Green. In 1993 and 1994, IBM underwent a downsizing and made a portion of its leased space available to new tenants. This provided Cousins with a marketing advantage by allowing cash flow to be maintained, while making space available to prospective tenants for extended leases on very competitive lease terms.

     The  following is a breakdown as of February 15, 1996,  of the office space leased by IBM (square feet in thousands):
                                                                  Square Feet
                                                                   Re-leased       Square Feet
                               Square Feet       Primary       or Sub-leased to     Currently        Square Feet
                                Leased at         Lease          Others During      Available         Currently
                               January 1,      Expiration         1993, 1994     for Re-leasing       Retained
Building                          1993            Date             and 1995      or Sub-leasing        by IBM
- --------                          ----            ----             --------      --------------        ------
Wildwood 2300                      315      December 2002              305              10                --
Wildwood 2500                      186      December 1995              158              28                --
Wildwood 3100                      188      November 1998               --              --               188
Wildwood 3200                      446      December 2001               24              --               422
Summit Green                       104      November 1996               46              46                12
                                 -----                                 ---              --               ---
                                 1,239                                 533              84               622
                                 =====                                 ===              ==               ===

     Major tenants in the re-leased space included Coca-Cola Enterprises (140,000 square feet) and Georgia Pacific (63,000 square feet).


Liquidity and Capital Resources
     The Company's debt (including its pro rata share of unconsolidated joint venture debt) was 26% of total market capitalization at December 31, 1995, giving the Company excellent financial flexibility. As discussed in Notes 4 and 8, concurrent with an $80 million financing completed on February 6, 1996, the Company's line of credit was paid down to $1,000, and the terms were modified to provide for an unsecured $10 million line maturing April 30, 1996. Prior to April 30, 1996, the Company plans to increase the line amount and extend the maturity date. The Company temporarily used the remaining proceeds from the financing to pay down short term debt.
     The Company has development projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Notes 8 and 11, by using the excess proceeds from the $80 million financing discussed above, existing lines of credit (increasing those lines of credit as required), and long-term non-recourse financing on the Company's unleveraged projects as market conditions warrant. Effects of Inflation
     The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.

- --------------------------------------------------------------------------------

Cousins Properties Incorporated and Consolidated Entities
- --------------------------------------------------------------------------------
MARKET AND DIVIDEND INFORMATION
- --------------------------------------------------------------------------------

     The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:
                                         1994 Quarters                                    1995 Quarters
                                         -------------                                    -------------
                             First    Second       Third     Fourth         First     Second      Third      Fourth
                             -----    ------       -----     ------         -----     ------      -----      ------
High                       $ 17-5/8   $ 18      $ 17-3/4    $ 17-3/8      $ 17-3/4   $ 18-1/8    $ 18-3/8   $ 20-1/4
Low                          15-7/8     15-1/8    15-3/4      15-1/4        16-1/2     16-1/2      17-1/8     17
Dividends Declared             .22        .22        .22         .24           .24        .24         .24         .27
Payment Date               2/22/94    5/27/94    8/24/94    12/21/94       2/22/95    5/30/95     8/24/95    12/21/95

     The Company's  stock trades on the New York Stock  Exchange  (ticker symbol
CUZ). At December 31, 1995, there were 1,241 stockholders of record.
     In 1994, the Company designated as capital gain dividends 42.1818% of the dividend paid February 22, 1994 and all of the dividends paid May 27, 1994. In 1995, the Company designated as capital gain dividends 2.4815% of the dividend paid December 21, 1995. All other dividends paid in 1994 and 1995 were taxable as ordinary dividends. In addition, in 1994 and 1995 an amount calculated as 3.73% and 3.25% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.
ABOUT YOUR DIVIDENDS
- --------------------------------------------------------------------------------
     Timing of Dividends - Cousins normally pays regular dividends four times each year in February, May, August and December.
     Differences Between Net Income and Cash Dividends Declared - Cousins' current intention is to distribute 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:
     a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of a consolidated non-REIT entity that pays corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 7 of "Notes to Consolidated Financial Statements."
     b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in
Note 6 of "Notes to Consolidated Financial Statements."
     Capital Gains Dividends - In some years, as it did in 1993, 1994 and 1995, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain. For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately as a capital gain in accordance with the Schedule B instructions.
     Tax Preference Items and "Differently Treated Items" - Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included under "Market and Dividend Information" in this report.
     Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's
alternative  minimum  tax  is  higher  than  that  stockholder's   regular  tax.
Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.

Cousins Properties Incorporated and Consolidated Entities

- --------------------------------------------------------------------------------
SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
- --------------------------------------------------------------------------------
Selected quarterly information for the two years ended December 31, 1995 ($ in thousands, except per share amounts):

                                                                                             Quarters
                                                                               First     Second      Third     Fourth
                                                                               -----     ------      -----     ------
1994:
Revenues                                                                     $ 5,507    $ 6,751   $  8,147   $ 10,701
Income from unconsolidated joint ventures                                      3,241      2,774      3,335      3,230
Gain on sale of investment properties, net of applicable income
 tax provision                                                                            3,242      1,677      1,437
Net income                                                                     4,798      8,056      6,134      7,907
Net income per share                                                             .17        .29        .22        .28

1995:
Revenues                                                                       8,000      8,409     15,330      9,297
Income from unconsolidated joint ventures                                      3,374      3,495      3,467      3,777
Gain on sale of investment properties, net of applicable income
  tax provision                                                                                      1,746        116
Net income                                                                     5,873      5,441      9,599      5,429
Net income per share                                                             .21        .20        .34        .19

- --------------------------------------------------------------------------------
INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------
Arthur Andersen LLP



COUNSEL
King & Spalding
Troutman Sanders
Kilpatrick & Cody
Arrington & Hollowell, P.C.



TRANSFER AGENT AND REGISTRAR
First Union National Bank
Shareholder Services Group
Two First Union Center, M-12
Charlotte, North Carolina    28288-1154
Telephone Number:        1-800-829-8432
FAX Number:              1-704-374-6987


DIVIDEND REINVESTMENT PLAN
The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Dividend Reinvestment Plan with purchases at 95% of current market value. A copy of the Plan prospectus and an enrollment card may also be obtained by calling or writing to the Company.





FORM 10-K AVAILABLE
The Company's annual report on Form 10-K and interim reports on Form 10-Q are filed with the Securities and Exchange Commission. Copies are available without exhibits free of charge to any person who is a record or beneficial owner of common stock upon written request to the Company at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683.