Form 10-K, Exhibit 13
period 1996-12-31
COUSINS PROPERTIES INC
filed 1997-03-25
CIK 25232

Cousins Properties Incorporated and Consolidated Entities

FUNDS FROM OPERATIONS
-------------------------------------------------------------------------------


     The table below shows Funds From Operations ("FFO") for Cousins Properties Incorporated and Consolidated Entities and its unconsolidated joint ventures. On a consolidated basis, FFO includes the Company's FFO and the Company's share of FFO of its unconsolidated joint ventures, but excludes the Company's share of distributions from such ventures. The Company calculates its FFO using the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO adjusted to (i) eliminate the recognition of rental revenues on a straight-line basis, (ii) reflect stock appreciation right expense on a cash basis and (iii) recognize certain fee income as cash is received rather than when recognized in the financial statements. The Company believes its FFO presentation more properly reflects its operating results.

     Management believes the Company's FFO is not directly comparable to other REITs which own a portfolio of mature income-producing properties because the Company develops projects through a development and lease-up phase before they reach their targeted cash flow returns. Furthermore, the Company eliminates in consolidation fee income for developing and leasing projects owned by consolidated entities, while capitalizing a smaller amount of related internal costs. In addition, unlike many REITs, the Company has considerable land holdings which provide a strong base for future FFO growth as land is developed or sold in future years. Property taxes on the land, which are expensed currently, reduce current FFO.

     As indicated above, the Company does not include straight-lined rents in its FFO, as it could under the NAREIT definition of FFO. Furthermore, most of the Company's leases are also escalated periodically based on the Consumer Price Index, which unlike fixed escalations, do not require rent to be straight-lined; under NAREIT's definition straight-lining of rents produces higher FFO in the early years of a lease and lower FFO in the later years of a lease.

     FFO is used by industry analysts as a supplemental measure of an equity REIT's performance. FFO should not be considered an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance, or to cash flows from operating, investing, or financing activities as a measure of liquidity.

                                      ($ in thousands, except per share amounts)
                                      ------------------------------------------
                                              Years Ended December 31,
                                           1994         1995         1996
                                           ----         ----         ----
Income before gain on sale of
  investment properties                  $20,539      $24,480       $28,212

Depreciation and amortization             12,032       13,381        17,256
Amortization of deferred financing
  costs and depreciation of furniture,
  fixtures and equipment                    (844)        (592)         (362)
Elimination of the recognition of rental
  revenues on a straight-line basis       (2,100)      (1,053)         (311)
Adjustment to reflect stock appreciation
  right expense on a cash basis              384        1,166          (567)
Deferred income received net of deferred
  income recognized                          830       (1,127)           --
                                         -------      -------       -------
Consolidated Funds From Operations       $30,841      $36,255       $44,228
                                         =======      =======       =======
Weighted Average Shares Outstanding       27,844       27,983        28,520
                                          ======       ======        ======
Consolidated Funds From Operations
  Per Share                              $  1.11      $  1.30       $  1.55
                                         =======      =======       =======

-------------------------------------------------------------------------------

Cousins Properties Incorporated and Consolidated Entities
-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

                                                              December 31,
                                                          -------------------
                                                            1995       1996
                                                          --------   --------

ASSETS
------
PROPERTIES (Notes 4 and 8):
  Operating properties, net of accumulated
    depreciation of $15,483 in 1995 and
    $20,339 in 1996                                       $ 93,871   $232,360
   Land held for investment or future development           27,035     21,213
   Projects under construction                              87,503     88,568
   Residential lots under development                       11,452     15,183
                                                          -------------------
     Total properties                                      219,861    357,324

CASH AND CASH EQUIVALENTS, at cost, which
  approximates market                                        1,552      1,598

NOTES AND OTHER RECEIVABLES (Note 3)                        53,868     56,497

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
  (Notes 4 and 5)                                          137,260    132,262

OTHER ASSETS                                                 5,465      8,963
                                                          -------------------
       TOTAL ASSETS                                       $418,006   $556,644
                                                          ===================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------
NOTES PAYABLE  (Note 4)                                   $113,434   $231,831

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                    22,681     25,293

MINORITY INTERESTS IN CONSOLIDATED ENTITIES                  3,837          9

DEPOSITS AND DEFERRED INCOME                                   376        327
                                                          -------------------
       TOTAL LIABILITIES                                   140,328    257,460
                                                          -------------------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
  Common stock, $1 par value, authorized
    50,000,000 shares; issued 28,222,639
    in 1995 and 28,920,122 in 1996                          28,223     28,920
   Additional paid-in capital                              153,265    164,970
   Cumulative undistributed net income                      96,190    105,294
                                                          -------------------
       TOTAL STOCKHOLDERS' INVESTMENT                      277,678    299,184
                                                          -------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT     $418,006   $556,644
                                                          ===================


The accompanying notes are an integral part of these consolidated balance sheets.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                   Years Ended December 31,
                                                 -----------------------------
                                                  1994       1995       1996
                                                 -------    -------    -------
REVENUES:
   Rental property revenues (Note 10)            $13,150    $19,348    $33,112
   Development and construction fees               1,020      3,515      1,660
   Management fees                                 2,061      2,213      2,801
   Leasing and other fees                          1,942      2,156      1,558
   Residential lot and outparcel sales             6,132      9,040     14,145
   Interest and other                              6,801      4,764      5,256
                                                 -----------------------------
                                                  31,106     41,036     58,532
                                                 -----------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES
  (Note 5)                                        12,580     14,113     17,204
                                                 -----------------------------
COSTS AND EXPENSES:
   Rental property operating expenses              3,338      4,681      7,616
   General and administrative expenses             7,538      7,648      9,080
   Depreciation and amortization                   3,742      4,516      7,219
   Leasing and other commissions                      82         20         68
   Stock appreciation right expense (Note 6)         433      1,298      2,154
   Residential lot and outparcel cost of sales     5,762      8,407     13,676
   Interest expense (Note 4)                         411        687      6,546
   Property taxes on undeveloped land              1,085        977      1,301
   Other                                             922      1,688      1,567
                                                 -----------------------------
                                                  23,313     29,922     49,227
                                                 -----------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAXES
   AND GAIN ON SALE OF INVESTMENT PROPERTIES      20,373     25,227     26,509
PROVISION (BENEFIT) FOR INCOME TAXES FROM
   OPERATIONS (Note 7)                              (166)       747     (1,703)
                                                 -----------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT
   PROPERTIES                                     20,539     24,480     28,212
                                                 -----------------------------
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION (Note 7)        6,356      1,862     12,804
                                                 -----------------------------
NET INCOME                                       $26,895    $26,342    $41,016
                                                 =============================
NET INCOME PER SHARE                             $   .97    $   .94    $  1.44
                                                 =============================
CASH DIVIDENDS DECLARED PER SHARE (Note 6)       $   .90    $   .99     $  1.12
                                                 =============================
WEIGHTED AVERAGE SHARES OUTSTANDING               27,844     27,983      28,520
                                                 =============================

The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
-------------------------------------------------------------------------------
Years Ended December 31, 1994, 1995 and 1996
($ in thousands)

                                              Additional   Cumulative
                                      Common   Paid-In   Undistributed
                                       Stock   Capital     Net Income   Total
                                      ------- ---------- ------------- --------

BALANCE, December 31, 1993            $27,831  $147,018     $ 95,708   $270,557

   Net income, 1994                        --        --       26,895     26,895
   Common stock issued pursuant to:
     Exercise of options and
       Director stock plan                 12       169           --        181
     Compensation paid in stock in
       lieu of cash                        21       308           --        329
   Dividends declared                      --        --      (25,064)   (25,064)
                                      -----------------------------------------
BALANCE, December 31, 1994             27,864    147,495      97,539    272,898

   Net income, 1995                        --         --      26,342     26,342
   Common stock issued pursuant to:
     Exercise of options and
       Director stock plan                 42        638          --        680
     Dividend reinvestment plan           307      4,956          --      5,263
     Compensation paid in stock in
       lieu of cash                        10        176          --        186
   Dividends declared                      --         --     (27,691)   (27,691)
                                      -----------------------------------------
BALANCE, December 31, 1995             28,223    153,265      96,190    277,678

   Net income, 1996                        --         --      41,016     41,016
   Common stock issued pursuant to:
     Exercise of options and
       Director stock plan                307      4,344          --      4,651
     Dividend reinvestment plan           390      7,361          --      7,751
   Dividends declared                      --         --     (31,912)   (31,912)
                                      -----------------------------------------
BALANCE, December 31, 1996            $28,920   $164,970    $105,294   $299,184
                                      =========================================




The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities


CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
-------------------------------------------------------------------------------
($ in thousands)

                                                                                    Years Ended December 31,
                                                                                  ---------------------------
                                                                                   1994      1995       1996
                                                                                  -------   -------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before gain on sale of investment properties                            $20,539   $24,480   $ 28,212
   Adjustments to reconcile income before gain on sale of investment properties to net cash provided by operating activities:
       Depreciation and amortization, net of minority interests' share              3,662     4,340      7,219
       Stock appreciation right expense                                               433     1,298      2,154
       Cash charges to expense accrual for stock appreciation rights                  (49)     (132)    (2,721)
       Other non-cash credits                                                        (623)       --         --
       Effect of recognizing rental revenues on a straight-line basis                (209)     (107)        (4)
       Deferred income received                                                     1,131     1,673         --
       Deferred income recognized                                                    (301)   (2,800)        --
       Income from unconsolidated joint ventures                                  (12,580)   14,113)   (17,204)
       Operating distributions from unconsolidated joint ventures                  15,665    15,786     19,382
       Compensation paid in stock in lieu of cash                                     329       186         --
       Residential lot and outparcel cost of sales                                  5,667     8,065     13,111
       Changes in other operating assets and liabilities:
         Change in other receivables                                                 (606)   (1,018)    (3,420)
         Change in accounts payable and accrued liabilities                         2,549        62     10,375
                                                                                  ----------------------------
Net cash provided by operating activities                                          35,607    37,720     57,104
                                                                                  ----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Gain on sale of investment properties, net of applicable income tax provision    6,356     1,862     12,804
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                                6,923     2,869     26,252
       Note received as sales consideration                                            --      (500)      (365)
   Property acquisition and development expenditures                              (53,573)  (87,234)  (162,154)
   Collection of notes receivable                                                  45,011       841     27,703
   Investment in notes receivable                                                 (28,039)      (18)   (27,115)
   Change in other assets, net                                                     (2,601)      802     (4,170)
   Non-operating distributions from unconsolidated joint ventures                     586     1,226      1,408
   Cash portion of exchange transaction                                                --        --      1,092
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                            (20,844)   (9,318)      (268)
   Principal payments received on government agency securities                        636       103         75
                                                                                  ----------------------------
Net cash used in investing activities                                             (45,545)  (89,367)  (124,738)
                                                                                  ----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from other notes payable                                                  475    80,116    131,844
   Repayment of line of credit                                                    (50,138)  (86,336)   (87,627)
   Proceeds from line of credit                                                    73,287    78,575     47,677
   Dividends paid                                                                 (25,064)  (27,691)   (31,912)
   Common stock sold, net of expenses                                                  77     5,848     12,074
   Repayment of other notes payable                                               (16,976)     (720)    (4,376)
                                                                                  ----------------------------
Net cash (used in) provided by financing activities                               (18,339)   49,792     67,680
                                                                                  ----------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                         (28,277)   (1,855)        46
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     31,684     3,407      1,552
                                                                                  ----------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $ 3,407   $ 1,552   $  1,598
                                                                                  ============================

The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
December 31, 1994, 1995 and 1996


1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:
     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins"), its majority owned partnerships and wholly owned subsidiary, as well as Cousins Real Estate Corporation ("CREC") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned joint ventures are recorded using the equity method of accounting. However, the recognition of losses is limited to the amount of direct or implied financial support. Information regarding the non-majority owned joint ventures is included in Note 5.
     Income Taxes:
     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding CREC's and its wholly owned subsidiaries' consolidated taxable income) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see
Note 7). CREC and its wholly owned subsidiaries file a consolidated federal income tax return.
     Depreciation and Amortization:
     Buildings are depreciated over 30 to 40 years. Buildings that were acquired are depreciated over 15 and 25 years. Furniture, fixtures and equipment are depreciated over 5 to 15 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.
     Fee Income and Cost Capitalization:
     Development, construction, management, and leasing fees received from unconsolidated joint ventures are recognized as earned. A portion of these fees may be capitalized by the joint ventures; however, the Company expenses salaries and other direct costs related to this income. The Company classifies its share of fee income earned by unconsolidated joint ventures as fee income rather than joint venture income for those ventures where the related expense is borne primarily by the Company rather than the venture.
     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized.
     The table below shows the fees eliminated, the internal costs capitalized related to these fees, and the additional internal costs capitalized by CREC to its own residential developments ($ in thousands):

                               1994    1995    1996
                              ------  ------  ------
Fees eliminated in
   consolidation              $3,019  $5,479  $3,400
Internal costs capitalized
   in consolidation to
   projects on which
   fees were eliminated       $1,508  $2,552  $2,135
Internal costs capitalized
   to CREC residential
   developments               $  292  $  498  $  500

     Interest, real estate taxes, and rental revenues and expenses of properties prior to the date they become operational are also capitalized for financial reporting purposes. Interest is also capitalized to investments accounted for by the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.
     Management fees received from consolidated entities are shown as a reduction in rental property operating expenses.
     Cash and Cash Equivalents:
     Cash and cash equivalents includes cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 1996, cash and cash equivalents included $582,000 from a property sale held in escrow pending reinvestment in a tax-deferred exchange and $1,016,000 which is restricted under a municipal bond indenture.
     Rental Property Revenues:
     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) is recognized on a straight-line basis.
     Use of Estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Impairment of Long-Lived Assets:
     The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS No. 121 had no effect on the financial results of the Company.

2.   RELATIONSHIP WITH DEVELOPMENT AND LEASING ENTITY

     CREC conducts certain development and leasing activities for real estate projects. A wholly owned subsidiary of CREC, Cousins MarketCenters, Inc. ("CMC") develops retail power centers for the Company. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 1994, 1995 and 1996 Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's nonvoting common stock, which common stock is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($8,643,000 in aggregate) exceeds CREC's $1,341,825 of equity.

3.   NOTES AND OTHER RECEIVABLES

     At December 31, 1995 and 1996, notes and other receivables include the following ($ in thousands):

                                                             1995        1996
                                                           -------     -------
     650 Massachusetts Avenue Mortgage Notes               $27,574     $26,786
     Wildwood Training Facility Mortgage Note               17,416      17,005
     Daniel Realty Company Note Receivable                      --       1,080
     Miscellaneous Notes                                     1,082         903
     Cumulative rental revenue recognized on a straight-
       line basis in excess of revenue which accrued in
       accordance with lease terms (see Note 1)              4,052       4,056
     Other Receivables                                       3,744       6,667
                                                           -------------------
     Total Notes and Other Receivables                     $53,868     $56,497
                                                           ===================


     650 Massachusetts Avenue Mortgage Notes - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $31.3 million. The notes require minimum monthly payments totaling $2,818,000 annually, which through the year 2000 are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income at a rate of approximately 10%. Amounts in excess of the minimum required payments ($465,000 and $787,970 in 1995 and 1996, respectively) are treated as a reduction of principal.
     Wildwood Training Facility Mortgage Note - This note, which has a face amount of $25.9 million and matures November 30, 2013, is collateralized by a building located on land owned by the Company and leased to a limited partnership through November 30, 2013, with no renewal option. The building is 100% leased to International Business Machines Corporation ("IBM") through November 30, 1998. The IBM lease generates net cash flow of approximately $2.4 million annually to the limited partnership, of which approximately $2.3 million is paid to the Company as note and lease payments. Of these amounts, ground lease payments of $304,000 per year have been treated as rental income in the accompanying financial statements and the remaining $2.0 million is treated as principal amortization over the remaining ground lease term and interest at 9.235% on the carrying value of the note. The leased land is carried at $0 in the accompanying financial statements.
     Daniel Realty Company Note Receivable - On December 27, 1996, the Company entered into a venture with Daniel Realty Company ("Daniel"), a privately-held real estate company headquartered in Birmingham, Alabama, which will focus on the development and acquisition of commercial office properties. The arrangement with Daniel includes a loan to Daniel of up to $9.5 million under which approximately $1.08 million was advanced on December 27, 1996. The loan bears interest at 11%, requires semi-annual principal payments commencing February 1, 1998 and matures on December 31, 2003. The Company also obtained an option to acquire certain segments of Daniel's business.
     Fair Value - The estimated fair value of the Company's $46.1 million and $45.8 million of notes receivable at December 31, 1995 and 1996, respectively, is $52.1 million and $51.9 million, respectively, calculated by discounting future cash flows from the notes receivable at the estimated rates at which similar loans would be made currently.

4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 1995 and 1996, the composition of notes payable was as follows ($ in thousands):

                                                  December 31, 1995                      December 31, 1996
                                         -----------------------------------    ------------------------------------
                                                      Share of                               Share of
                                                   Unconsolidated                         Unconsolidated
                                         Company   Joint Ventures    Total      Company   Joint Ventures      Total
                                         -------- ----------------- --------    -------- ----------------- ---------
   Floating Rate Lines of Credit         $ 32,870     $23,153       $ 56,023    $ 25,100     $  2,025       $ 27,125

   Fixed Rate Mortgages (primarily
     non-recourse)                         80,564      64,759        145,323     206,731      105,487        312,218
                                         --------     -------       --------    --------     --------       --------
                                         $113,434     $87,912       $201,346    $231,831     $107,512       $339,343
                                         ========     =======       ========    ========     ========       ========

     The following table summarizes the terms of the debt outstanding at December 31, 1996 ($ in thousands):

                                                                                   Term/
                                                                                Amortization                  Balance at
                                                                                   Period          Final     December 31,
             Description                                      Rate                 (Years)       Maturity        1996
             -----------                                 ----------------       ------------     --------    ------------
Company Debt:
   Line of credit ($100 million maximum) unsecured       Fed Funds + .88%           1/N/A        6/30/97       $ 23,800
   Note secured by Company's interest in
     CSC Associates, L.P.                                     6.677%                15/20         2/15/11        78,304
   One Independence Center mortgage note                       8.22%                11/25         11/1/07        49,500
   North Point MarketCenter mortgage note                      8.50%                10/25         7/15/05        29,477
   Note secured by Company's interest in 650
     Massachusetts Avenue mortgage notes (see Note 3)          6.53%                5/ N/A       10/01/00        26,180
   Perimeter Expo mortgage note                                8.04%                10/30         8/15/05        21,259
   Other miscellaneous notes                                0% to 9.4%              Various       Various         3,311
                                                                                                               --------
                                                                                                                231,831
                                                                                                               ========

Share of Unconsolidated Joint Venture Debt:
   Wildwood Associates:
     Line of credit ($5 million maximum)                 Fed Funds + .75%           2/N/A          9/1/97
     2300 Windy Ridge mortgage note                            7.56%                10/25        12/01/05        35,539
     3200 Windy Hill mortgage note                             8.23%                10/28          1/1/07        35,000
     2500 Windy Ridge mortgage note                            7.45%                10/20        12/15/05        12,706
   CC-JM II Associates mortgage note                           7.00%                17/17          4/1/13        12,144
   Ten Peachtree Place Associates mortgage note                8.00%                10/18        11/30/01        10,098
   Norfolk Hotel Associates ($2.1 million line
     of credit)                                          Fed Funds + .85%           1/N/A        10/31/97         2,025
                                                                                                                107,512
                                                                                                               --------
                                                                                                               $339,343
                                                                                                               ========


     On February 6, 1996, CSC Associates, L.P. ("CSC") issued $80 million of 6.377% collateralized notes (the "Notes"). The Notes amortize in equal monthly installments of $590,680 based on a 20 year amortization schedule, and mature February 15, 2011. The Notes are non-recourse obligations of CSC and are secured by a Deed to Secure Debt, an Assignment of Rents and Security Agreement covering CSC's interest in the NationsBank Plaza building and related leases and agreements.
     CSC has loaned the $80 million proceeds of the Notes to the Company under a non-recourse loan (the "Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the Notes. The Company paid all costs of issuing the Notes and the Cousins Loan, including a $400,000 fee to an affiliate of NationsBank Corporation. In addition, the Company pays a fee to an affiliate of NationsBank Corporation of .3% per annum of the outstanding principal balance of the Notes. Because CSC has loaned the $80 million proceeds of the Notes to the Company, the Notes and their related interest expense and maturities are disclosed as an obligation of the Company and are not included in the share of unconsolidated joint venture balances as disclosed in this Note 4 or in Note 5. (The related note receivable and interest income are also not included in this Note 4.)
     Effective July 1, 1996, the Company amended and extended its line of credit. The line amount was $50 million through December 31, 1996, and increased to $100 million on January 1, 1997. The line is unsecured, bears interest tied to the Federal Funds rate and matures June 30, 1997.
     On April 1, 1996, CC-JM II Associates completed a $24,675,000, 17 year fully amortizing mortgage note payable at a 7% interest rate. On December 16, 1996, Wildwood Associates completed the financing of the 3200 Windy Hill Road Building with a $70 million mortgage note payable at an 8.23% interest rate and maturity of January 1, 2007. Concurrent with the financing, Wildwood Associates paid down its line of credit to $0 and on January 6, 1997, made a cash distribution of $10 million to each partner.
     On January 7, 1997, WWA received a commitment for the financing of the 4100 and 4300 Wildwood Parkway Buildings which is scheduled to fund by April 1, 1997. The $30 million non-recourse mortgage note payable has an interest rate of 7.65% and term of fifteen years.
     The Wildwood Associates 2300 Windy Ridge and 3200 Wildwood mortgage notes and the CC-JM II Associates mortgage note provide for additional amortization in the later years of the notes (over that required by the amortization periods shown above) concurrent with scheduled rent increases.
     The Company has entered into an interest rate swap in order to hedge its exposure to fluctuations in the interest rate on the note secured by the Company's interest in the 650 Massachusetts Avenue mortgage notes. The note actually floats at LIBOR + 1%, but as of January 10, 1996, was effectively fixed at the 6.53% rate shown above. The difference between fixed and variable interest amounts calculated by reference to the principal notional amount (which was $25,700,000 at December 31, 1996) is recognized as an adjustment to interest expense over the life of the swap. The fair value of the swap was $400,600 at December 31, 1996.
     The Company has guaranteed its share of the Wildwood Associates and Norfolk Hotel Associates short-term credit facilities. At December 31, 1996, the Company had outstanding letters of credit totaling $459,000, and assets with carrying values of $253,847,000 and $185,248,000 were pledged as security on the Company's and its unconsolidated joint ventures' debt, respectively. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.
     As of December 31, 1996, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was 8 years.
    The  aggregate   maturities  of  the  indebtedness  at  December  31,  1996 summarized above are as follows ($ in thousands):

                                                   Share of
                                                Unconsolidated
                                Company         Joint Ventures        Total
                                --------        --------------       --------
          1997                  $ 29,821           $  3,916          $ 33,737
          1998                     7,035              2,542             9,577
          1999                     6,413              2,743             9,156
          2000                    24,582              3,019            27,601
          2001                     4,508             10,990            15,498
          Thereafter             159,472             84,302           243,774
                                --------           --------          --------
                                $231,831           $107,512          $339,343
                                ========           ========          ========

     For each of the years ended December 31, 1994, 1995 and 1996, interest expense was recorded as follows ($ in thousands):

                                                    Share of Unconsolidated
                           Company                      Joint Ventures                           Total
              ------------------------------    ------------------------------    -------------------------------
Year          Expensed   Capitalized   Total    Expensed   Capitalized   Total    Expensed   Capitalized   Total
----          --------   ----------- -------    --------   -----------  ------    --------   -----------  -------
1994           $  411      $1,118    $ 1,529     $7,262       $ --      $7,262     $ 7,673      $1,118    $ 8,791
1995              687       5,073      5,760      6,760        302       7,062       7,447       5,375     12,822
1996            6,546       5,648     12,194      6,599        557       7,156      13,145       6,205     19,350


     The Company had future lease commitments under a land lease aggregating $7.3 million over its remaining term of 72 years. Current annual lease payments are approximately $63,000. The Company has entered into construction and design contracts for real estate projects, of which approximately $12.2 million remains committed at December 31, 1996. At December 31, 1995 and 1996, the carrying value of the Company's notes payable approximates fair value.

5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES


     The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for Wildwood Associates, CSC Associates, L.P., and Haywood Mall are included in the Company's Form 10-K.

                                                                                                        Company's
                                        Total Assets           Total Debt           Total Equity         Investment
                                     -------------------   -------------------   -------------------   -------------------
                                       1995       1996       1995       1996       1995       1996       1995       1996
                                     --------   --------   --------   --------   --------   --------   --------   --------

SUMMARY OF FINANCIAL POSITION:
Wildwood Associates                  $232,866   $268,910   $134,855   $166,490   $ 90,168   $ 90,658   $  2,231   $  2,476
CSC Associates, L.P.                  206,889    201,387         --         --    203,938    200,346    104,776    102,904
Ten Peachtree Place Associates         21,173     20,811     20,971     20,196        (17)       215        (39)        (4)
Haywood Mall                           44,531     41,530         --         --     43,293     40,941     21,961     20,743
Spring/Haynes Associates               16,527         --         --         --     16,502         --      1,688         --
Norfolk Hotel Associates                8,169      8,283      4,480      4,050      3,631      4,182      1,815      2,091
CC-JM II Associates                    27,253     30,351     15,518     24,288      8,034      5,211      4,393      2,981
Other                                   1,183      2,365         --         --        882      2,144        435      1,071
                                     --------   --------   --------   --------   --------   --------   --------   --------
                                     $558,591   $573,637   $175,824   $215,024   $366,431   $343,697   $137,260   $132,262
                                     ========   ========   ========   ========   ========   ========   ========   ========

                                                                                      Company's Share
                                      Total Revenues         Net Income (Loss)      of Net Income (Loss)
                                -----------------------  -----------------------  -----------------------
                                  1994    1995    1996     1994    1995    1996     1994    1995    1996
                                ------- ------- -------  ------- ------- -------  ------- ------- -------


SUMMARY OF OPERATIONS:
Wildwood Associates             $36,305 $37,767 $40,505  $ 4,844 $ 5,884 $ 8,490  $ 2,422 $ 2,942 $ 4,245
CSC Associates, L.P.             28,931  31,195  33,312   13,009  14,697  16,108    6,880   7,308   7,978
Ten Peachtree Place Associates    4,228   4,276   4,284      461     523     632      192     236     235
Haywood Mall                     10,371  11,269  13,527    4,949   5,926   7,120    2,474   2,963   3,538
Spring/Haynes Associates             63     289      --      (66)    171     --       (33)     86      --
Norfolk Hotel Associates          1,029     804     820      664     486     552      332     243     276
CC-JM II Associates                  --      --   3,489       --      --     316       --      --     141
Other                               999   1,215    2,08      627     675   1,586      313     335     791
                                ------- ------- -------  ------- ------- -------  ------- ------- -------
                                $81,926 $86,815 $97,955  $24,488 $28,362 $34,804  $12,580 $14,113 $17,204
                                ======= ======= =======  ======= ======= =======  ======= ======= =======

                                                                      Company's Share Of
                                                        ------------------------------------------------
                                      Cash Flows From      Cash Flows From             Operating
                                   Operating Activities  Operating Activities      Cash Distributions
                                ----------------------- -----------------------  -----------------------
                                  1994    1995    1996    1994    1995    1996     1994    1995    1996
                                ------- ------- ------- ------- ------- -------  ------- ------- -------

SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates             $12,999 $12,812 $20,278 $ 6,500 $ 6,406 $10,139  $ 4,000 $ 4,000 $ 4,000
CSC Associates, L.P.             16,777  22,366  20,394   8,840  11,219  10,197    8,400   7,771   9,850
Ten Peachtree Place Associates    1,165   1,100   1,360     315     305     344      200     200     200
Haywood Mall                      5,856   3,502   7,877   2,928   1,751   3,939    2,879   3,349   4,990
Spring/Haynes Associates            (83)    122      --     (42)     61      --       --      --      --
Norfolk Hotel Associates            470     338     428     235     169     214       --      --      --
CC-JM II Associates                  --      --  (1,655)     --      --    (828)      --      --     162
Other                               619     721   1,378     310     361     689      186     466     180
                                ------- ------- ------- ------- ------- -------  ------- ------- -------
                                $37,803 $40,961 $50,060 $19,086 $20,272 $24,694  $15,665 $15,786 $19,382
                                ======= ======= ======= ======= ======= =======  ======= ======= =======



     Wildwood Associates - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns five office buildings totaling 1.9 million rentable square feet, one office building under construction totaling 250,000 rentable square feet (see Note 8), other income-producing commercial properties, and additional developable land in Wildwood Office Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 289 acres, of which approximately 94 acres are owned by Wildwood Associates and an estimated 15 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park. The 15 acres of land which are committed to be contributed to Wildwood Associates by the Company are included in Wildwood Associates' financial statements under the caption "Land Committed to be Contributed" and are not included in "Land Held for Investment or Future Development" in the Company's financial statements. All costs associated with the land are borne by Wildwood Associates.

     Effective December 1, 1996, Wildwood Associates disposed of its interest in an office building at Summit Green in exchange for cancellation of the related mortgage debt. Summit Green is an office project situated on 21 acres of leased land in Greensboro, North Carolina and includes sites for two additional buildings. In connection with the office building disposition, Wildwood Associates and a related partnership also may dispose of a leasehold interest in the sites for the two additional buildings. No material gain or loss is anticipated to result from the disposition of the Summit Green project.
     Through December 31, 1996, IBM had contributed $46.6 million in cash plus properties having an agreed value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $49.3 million for its one-half interest in the partnership, and is obligated to contribute the aforesaid estimated 15 acres of additional land with an agreed value of $13.5 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.
     The Company's investment as recorded in the Consolidated Balance Sheets ($2.5 million at December 31, 1996) is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($45.3 million at December 31, 1996) is based upon the agreed values at the time the partnership was formed.
     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of NationsBank Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot NationsBank Plaza in Atlanta, Georgia.
     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests (50% each), subject to (prior to
1996) a preference to Cousins. The Cousins preference was $2.5 million (giving Cousins an additional $1.25 million over what it would otherwise receive), and accrued to Cousins, with interest at 9% to the extent unpaid, over the period February 1, 1992 through January 31, 1995. In October 1993, the partnership fully repaid all of its debt with equity contributions of $86.7 million made by each partner. Following repayment of the partnership's debt, Cousins began recognizing its accrued preference currently in income, which resulted in Cousins recognizing $451,000 and $36,000 in income over what it would have otherwise recognized in the years ended December 31, 1994 and 1995, respectively. During the years ended December 31, 1994 and 1995, Cousins received distributions of the preference and accrued interest of approximately $2.65 million and $71,000, respectively. Amounts above the preference amount are allocated based on the partners' percentage interests. See Note 4 for a discussion of the presentation of certain CSC assets, liabilities and revenues.
     Ten Peachtree Place Associates ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a 259,000 rentable square foot building located in midtown Atlanta, Georgia. The building is 100% leased to Coca-Cola through November 30, 2001.
     The TPPA partnership agreement generally provides that each of the partners is entitled to receive 50% of cash flows from operating activities net of note principal amortization through the term of the Coca-Cola lease, after which the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.
     Haywood Mall - Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina, is owned by the Company and an affiliate of Corporate Property Investors. Expansion of the mall from 956,000 gross leaseable square feet ("GLA") (of which approximately 272,000 GLA is owned) to 1,256,000 GLA (of which approximately 330,000 GLA is owned) was substantially completed in 1995. The balance of the mall is owned by the mall's five major department stores. During the year ended December 31, 1995, the Company contributed $5.8 million to fund its share of the completion of the expansion.
     Spring/Haynes Associates - This general partnership was formed in 1985 between the Company and a wholly owned subsidiary of Coca-Cola, each as 50%
general partners, to jointly own and develop real estate. The Company contributed 40 acres of undeveloped land at Georgia Highway 400 and Haynes Bridge Road in north central suburban Atlanta, Georgia. Coca-Cola contributed 11 acres of property in midtown Atlanta. In September 1993, the undeveloped land at Georgia Highway 400 was distributed to the partners who concurrently recontributed certain acres of the land into North Point Market Associates, L.P., a consolidated partnership formed between the partners to own North Point MarketCenter and Mansell Crossing Phase II. Effective January 1, 1996, the Company and Coca-Cola entered into an exchange transaction which effectively resulted in Coca-Cola receiving 100% of the Spring/Haynes Associates' property and the Company receiving $1,092,000 in cash and 100% of North Point Market Associates, L.P.'s properties (North Point MarketCenter and Mansell Crossing Phase II). The net amount of Coca-Cola's minority interest of $3,825,000 in
North Point Market Associates, L.P. and the Company's investment in Spring/Haynes Associates of $1,688,000 as of December 31, 1995 was credited against the carrying values of North Point Market Associates, L.P.'s properties.
     Norfolk Hotel Associates ("NHA") - NHA is a partnership between the Company and an affiliate of Odyssey Partners, L.P., each as 50% partners, which held a mortgage note on and owned the land under the Omni International Hotel in Norfolk, Virginia. In January 1992, NHA terminated the land lease and became the owner of the hotel and a long-term parking agreement with an adjacent building owner. In April 1993, the partnership sold the hotel, but retained its interest in the parking agreement. The partnership received a mortgage note for a portion of the sales proceeds. In July 1994, NHA distributed to each partner a 50% interest in the parking agreement held by NHA, and in July 1996 the Company sold its 50% interest for $2 million, resulting in a profit to the Company of approximately $408,000 which is included in Gain on Sale of Investment Properties in the accompanying Consolidated Statements of Income.
     CC-JM II Associates - This joint venture was formed in 1994 between the Company and an affiliate of CarrAmerica Realty Corporation, each as 50% general partners, to develop and own a 224,000 rentable square foot office building in suburban Washington, D.C. The building is 100% leased for 15 years to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus. Rent commenced on January 21, 1996. In April 1996, the venture completed the financing of the building with a $24,675,000, 17 year fully amortizing non-recourse mortgage note (see Note 4).
     Other - This category consists of several other joint ventures including:
     Cousins-Hines Partnerships - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia, subject to a preference in favor of the majority partner. This 1.2 million rentable square foot office building, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.
     Temco Associates - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 11,300 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire a timber rights interest only in approximately 22,000 acres. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $780 per acre at January 1, 1997, escalating at 6% on January 1 of each succeeding year during the term of the option. During 1994 and 1996, approximately 72 and 375 acres, respectively, of the option related to the fee simple interest was exercised and simultaneously sold for gross profits of approximately $243,000 and $1,427,000, respectively. None of the option was exercised in 1995.
     Dusseldorf Joint Venture - In 1992, the Company entered into a joint venture agreement for the development of a 133,000 rentable square foot office building in Dusseldorf, Germany which is 34% leased to IBM. Cousins' venture partners are IBM and Multi Development Corporation International B.V. ("Multi"), a Dutch real estate development company. In December 1993, the building was presold to an affiliate of Deutsche Bank. CREC and Multi jointly developed the building. Due to the release of certain completion guarantees related to the building, approximately $2.6 million of development income was recognized in September 1995 ($931,000 of which had been deferred as of December 31, 1994). An additional $777,000 of development income was received and recognized in 1996.
     Additional Information - The Company recognized $2,539,000, $5,780,000 and $4,926,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 1994, 1995 and 1996, respectively.

6.   STOCKHOLDERS' INVESTMENT, STOCK APPRECIATION RIGHT EXPENSE AND
     PER SHARE DATA

General:
     The Company has elected to account for its stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation cost for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's earnings and earnings per share would have been as disclosed below.

Options and Stock Appreciation Rights:
     The Company has a stock incentive plan for key employees which provides for the granting of both stock and stock option awards under the plan (see also "Stock Grants" below). The Company also has adopted a similar plan for its outside directors. Under both plans, stock options have been granted for a term of 10 years, and the vesting period for all options outstanding is 5 years and 1 year under the key employee and outside director plans, respectively. All options were awarded at the then current market price.
     At December 31, 1996, 1,506,980 stock options to key employees and outside directors were outstanding (including 43,500 shares under a predecessor plan), and the Company is authorized to award an additional 1,099,445 stock options or shares of stock. Prior to 1991, the Company included a provision in each key employee stock option agreement to allow the option holder to surrender options and request a cash payment for the difference between the fair market value of the shares at the date of surrender and the option price; all of those options were exercised prior to December 31, 1996.
     Separately from the stock incentive plan, the Company has issued stock appreciation rights ("SARs") to certain employees under two plans. At December 31, 1996, 184,500 SARs were outstanding, and the Company is authorized to award an additional 1,109,354 SARs.
     In order to compensate the holders of unexercised stock options for decreases in the underlying value of shares subject to the options resulting from certain capital gain distributions to stockholders, the Company issued Deferred Payment Agreements from 1988 through 1991 to holders of unexercised stock options at the time of such distributions. These Deferred Payment Agreements provided for a fixed cash payment to stock option holders upon exercise of the options in an amount approximately equal to the amount of the capital gain distribution that would have been payable on the shares subject to the options if the options had been exercised prior to the record date for the distributions. Holders of SARs were similarly compensated by a downward adjustment in the price of SARs held by them.
     The Company accounts for stock options which have a cash payment election option as SARs. Accordingly, included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or reductions in accrued compensation expense to reflect the issuance of new SARs, vesting, changes in the market value of the common stock between periods, and forfeiture of non-vested SARs of terminated employees.

     The following is a summary of stock option activity under the stock option plans and SAR plans (in thousands, except per share amounts):



                                     Number of             Weighted Average
                                      Shares           Exercise Price Per Share
                                --------------------   ------------------------
                                1994   1995     1996    1994     1995     1996
                                ----   ----     ----    ----     ----     ----
Stock Option Plans
------------------
Outstanding, beginning
  of year                        911   1,184   1,413   $14.27   $14.74   $15.42
Granted                          284     300     436   $15.75   $18.00   $22.75
Exercised                        (11)    (42)   (340)  $ 3.19   $13.30   $13.61
Forfeited                         --     (29)     (2)      --   $16.99   $16.77
                               ---------------------
Outstanding, end of year       1,184   1,413   1,507   $14.74   $15.42   $17.95
                               =====================
Shares exercisable at
  end of year                    567     805     601   $13.75   $13.68   $15.29
                               =====================

SARs
----
Outstanding, beginning
  of year                        382     369     344   $13.26   $13.21   $13.21
Granted                           --      --      --       --       --       --
Exercised                         (6)    (23)   (159)  $12.17   $13.03   $11.44
Forfeited                         (7)     (2)     (1)  $16.74   $13.91   $13.59
                               ---------------------
Outstanding, end of year         369     344     184   $13.21   $13.21   $14.74
                               =====================
Shares exercisable at
  end of year                    225     272     145   $12.25   $12.44   $14.21
                               =====================

     The following table provides a breakdown by exercise price range of the number of shares, weighted average exercise price, and remaining contractual lives for all stock options and SARs outstanding at December 31, 1996 (in thousands, except per share amounts and option life):


                                                   For Outstanding Options/SARs
                                                   ----------------------------
     Exercise                                       Weighted   Weighted Average
       Price                                        Average    Contractual Life
       Range           Outstanding   Exercisable     Price        (in years)
     --------          -----------   -----------    --------   ----------------

Stock Option Plans
------------------
$10.78 to $14.50           283           260         $13.87          3.0
$14.51 to $20.00           803           341         $16.80          7.4
$20.01 to $23.00           421            --         $22.87          9.9
                         -----------------------------------------------
Total                    1,507           601         $17.95          7.3
                         ===============================================
SARs
----
$10.78 to $14.49            94            91         $12.62          3.6
$14.50 to $16.875           90            54         $16.88          6.1
                         -----------------------------------------------
Total                      184           145         $14.21          4.8
                         ===============================================

     At December 31, 1995 and 1996, the total amount accrued for stock options, SARs, and Deferred Payment Agreements was $3,367,000 and $2,472,000, respectively.
     Stock Grants:
     As indicated above the key employee stock incentive plan and the outside director stock plan provide for stock awards in addition to stock option awards. The stock awards may be subject to specified performance and vesting requirements. Under the outside director stock plan, since April 1995 a director could elect to receive any portion of his director fees in stock, and since May 1996 the amount of stock received has been based on 95% of the market price. As of December 31, 1996, 110,400 shares of common stock have been awarded under the key employee incentive plan, of which 10,400 shares were awarded in lieu of 1995 cash bonuses, and 100,000 shares were awarded in 1995 subject to specified performance and vesting requirements. The estimated cost of the 100,000 shares, which will not be issued until all requirements have been met, is being accrued over the five year performance and vesting period, and at December 31, 1995 and 1996, $44,000 and $654,000 was accrued, respectively. Outside directors elected to receive 307 and 2,260 shares of stock in lieu of cash for director fees in 1995 and 1996, respectively.
     SFAS No. 123 Pro Forma Disclosures:
     For purposes of the pro forma disclosures required by SFAS No. 123, the Company has computed the value of all stock option awards granted during 1995 and 1996 using the Black-Scholes option pricing model with the following weighted-average assumptions and results:

                                        1995      1996
                                        ----      ----
Assumptions
-----------
Risk-free interest rate                5.94%      6.26%
Assumed  dividend  yield               6.00%      5.34%
Assumed lives of option awards         8 years    8 years
Assumed volatility                     0.173      0.171

Results
-------
Weighted average fair
  value of options granted             $1.98      $3.08

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. In the Company's opinion, because the Company's options have characteristics significantly different from traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, the results obtained from the valuation model do not necessarily provide a reliable single measure of its option awards.

     If the Company had accounted for its option awards in 1995 and 1996 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts): 1995 1996 ------- ------- Pro forma net income $26,297 $40,978 Pro forma net income per share $ .94 $ 1.44

Because the SFAS No. 123 method of accounting has not been applied to awards granted prior to January 1, 1995, the pro forma compensation adjustments used to derive the above results are not likely to be representative of the pro forma compensation adjustments to be reported in future years.
     Per Share Data:
     Primary income per share is computed by dividing income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding. Fully diluted income per share does not differ materially from primary income per share in 1994, 1995 and 1996.
     Ownership Limitations:
     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.


     Distribution of REIT Taxable Income:

The following is a reconciliation between dividends declared and dividends applied in 1994 and 1995 and estimated to be applied in 1996 to meet REIT distribution requirements ($ in thousands):

                                                    1994      1995      1996
                                                    ----      ----      ----
Dividends declared                                $25,064   $27,691   $31,912
Additional dividends paid deduction due to 5%
  discount on dividends reinvested                     --       277       407
That portion of dividends declared in current
  year, and paid in current year, which was
  applied to the prior year distribution
  requirements                                       (161)   (3,048)   (2,197)
That portion of dividends declared in subsequent
  year, and paid in subsequent year, which will
  apply to current year                             3,048     2,197     4,314
                                                  ---------------------------
Dividends applied to meet current year REIT
  distribution requirements                       $27,951   $27,117   $34,436
                                                  ===========================

     Tax Status of Dividends:
     Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.
     In 1996, the Company designated as capital gain dividends 16.778% of the dividend paid February 22, 1996 and 30.6774% of the dividend paid December 23, 1996. In 1995, the Company designated as capital gain dividends 2.4815% of the dividend paid December 21, 1995. All other dividends paid in 1994 and 1995 were taxable as ordinary dividends. In addition, in 1995 and 1996 an amount calculated as 3.25% and 1.95% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.

7.   INCOME TAXES

     In 1994, 1995 and 1996, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (actual 1994 and 1995 and estimated 1996) and Consolidated Net Income as reported herein are as follows ($ in thousands):

                                                        1994     1995     1996
                                                        ----     ----     ----
Consolidated net income                               $26,895  $26,342  $41,016
Consolidating adjustments                              (1,875)     348   (2,754)
Less CREC net loss (income)                               394   (1,652)   2,937
                                                      -------------------------
Cousins net income for financial reporting purposes    25,414   25,038   41,199
                                                      -------------------------
Adjustments arising from:
  Sales of investment properties                        3,909   (1,633) (12,175)
  Income from unconsolidated joint ventures
    (principally depreciation, revenue recognition,
    and operational timing differences)                (2,361)  (1,891)   2,429
  Rental income recognition                              (111)    (130)     137
  Interest income recognition                             198      305      448
  Wildwood Training Facility differences                  342      375      411
  Interest expense                                        297    2,830    3,000
  Compensation expense under stock option and SAR plans    92      312   (2,893)
  Depreciation                                            336      245      657
  Net operating loss utilized                            (295)      --       --
  Other                                                   130    1,666    1,223
                                                      -------------------------
    Cousins taxable income                            $27,951  $27,117  $34,436
                                                      =========================

     The consolidated provision (benefit) for income taxes is composed of the following ($ in thousands):

                                                                                          1994       1995       1996
CREC and its wholly owned subsidiaries:
Currently payable (refundable):
  Federal                                             $    --  $   574  $(1,141)
  State                                                    --       17     (185)
                                                      -------------------------
                                                           --      591   (1,326)
                                                      -------------------------
Adjustments arising from:
  Income from unconsolidated joint ventures               411      171      298
  Operating loss carryforward                             (94)     323      193
  Stock appreciation right expense                       (111)    (324)    (185)
  Fee income                                             (361)     354       --
  Other                                                   (33)     (49)    (776)
                                                      -------------------------
                                                         (188)     475     (470)
                                                      -------------------------
CREC provision (benefit) for income taxes                (188)   1,066   (1,796)
Cousins provision (benefit) for state income taxes         22     (228)     680
Less provision applicable to gain on sale of investment
  properties                                               --      (91)    (587)
                                                      -------------------------
Consolidated provision (benefit) applicable to income
  from operations                                      $ (166) $   747  $(1,703)
                                                       ========================

     The Cousins provision (benefit) for state income taxes in 1995 is net of $252,000 of state income tax refunds related to a successful judicial appeal by Cousins of an assessment paid in 1992.


     The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC's income (loss) before taxes as follows ($ in thousands):

                                            1994          1995         1996
                                      ------------  ------------  ------------
                                      Amount  Rate  Amount  Rate  Amount  Rate
                                      ------  ----  ------  ----  ------  ----
Federal income tax provision (benefit) $(198)   34% $  924    34% $(1,609)  34%
State income tax provision (benefit),
  net of federal income tax effect       (23)    4     109     4     (189)   4
Other                                     33    (5)     33     1        2   --
                                       ----------------------------------------
CREC provision (benefit) for income
  taxes                                 (188)   33%  1,066    39%  (1,796)  38%
                                                ---           ---           ---
Cousins provision (benefit) for
  income taxes                            22          (228)           680
Less provision applicable to gain on
  sale of investment properties           --           (91)          (587)
                                       -----        ------        -------
Consolidated provision (benefit)
  applicable to income from operations $(166)       $  747        $(1,703)
                                       =====        ======        =======


     The components of CREC's net deferred tax liability are as follows ($ in thousands):

                                  1995       1996
                                  ----       ----
Deferred tax assets              $ 1,616    $ 3,684
Deferred tax liabilities          (3,398)    (4,148)
                                 ------------------
Net deferred tax liability       $(1,782)   $  (464)
                                 ==================

     The tax effect of significant temporary differences representing CREC's deferred tax assets and liabilities are as follows ($ in thousands):

                                  1995       1996
                                  ----       ----
Operating loss carryforward      $ 1,168    $ 1,749
Income from unconsolidated
   joint ventures                 (3,188)    (3,485)
Stock appreciation right expense     754        939
Fee income                             7          7
Other                               (523)       326
                                 ------------------
                                 $(1,782)   $  (464)
                                 ==================

8.   PROPERTY TRANSACTIONS

     Retail Properties
     In March 1996, Colonial Plaza MarketCenter, a 493,000 square foot retail power center in Orlando, Florida and Mansell Crossing Phase II, a 103,000 square foot retail expansion adjacent to the Company's other North Point properties, became partially operational for financial reporting purposes. In June 1996, Presidential MarketCenter Phase II, an 82,000 square foot retail power center expansion in northeast suburban Atlanta became partially operational for financial reporting purposes. In October 1996, Greenbrier MarketCenter, a 479,000 square foot retail power center in Chesapeake, Virginia became partially operational for financial reporting purposes. In November 1996, Los Altos MarketCenter, a 157,000 square foot retail power center located in Long Beach, California became partially operational for financial reporting purposes (construction commenced on this retail power center in January 1996).
     In November 1996, Lawrenceville MarketCenter, a 500,000 square foot retail power center located in northeast suburban Atlanta was sold to Equitable Real Estate Investment Management, Inc., acting on behalf of its client, a major state pension fund for a purchase price of $34,605,000. The gain on the sale, net of applicable income tax provision was approximately $10,651,000 (including depreciation recapture of approximately $715,000). The net proceeds were swapped in a tax-deferred exchange into the purchase of One Independence Center (see discussion below).
     Office Properties
     Two office buildings, 100 and 200 North Point Center East, 128,000 and 129,000 rentable square feet, respectively, located adjacent to North Point Mall and the Company's retail properties in north central suburban Atlanta became partially operational for financial reporting purposes in April 1996 and November 1996, respectively. In March 1996, 4100 and 4300 Wildwood Parkway, two office buildings with a total of 250,000 rentable square feet owned by Wildwood Associates and located in Wildwood Office Park became partially operational for financial reporting purposes.
     In October 1996, Wildwood Associates commenced construction on 4200 Wildwood Parkway, a 250,000 square foot office building located adjacent to 4100 and 4300 Wildwood Parkway. In December 1996, the Company commenced construction on 333 North Point Center East, a 128,000 rentable square foot office building, adjacent to 100 and 200 North Point Center East.
     In May 1996, pursuant to the third amendment to the North Greene Associates partnership agreement, Weaver Downtown, L.P., the minority partner, sold its partnership interest to Cousins for $999,000. As a result, Cousins owns 100% of the First Union Tower, a 319,000 rentable square foot office building in Greensboro, North Carolina.
     During 1996 Cousins acquired two office buildings. In August 1996, Cousins acquired 615 Peachtree Street, a 147,000 rentable square foot downtown Atlanta office building, located across from NationsBank Plaza. The 12-story office building was purchased for $11.1 million plus a contingent future payment of up to an additional $1 million. In December 1996, Cousins acquired One Independence Center, a 522,000 rentable square foot office building (including an underground parking garage and an adjacent parking deck) located at the intersection of Trade and Tryon in the central business district of Charlotte, North Carolina for a purchase price of approximately $70.6 million. Cousins purchased the office building using approximately $34,612,000 of proceeds from the tax-deferred exchanges of Lawrenceville MarketCenter and an outparcel at North Point, $30,879,000 from the assumption of a mortgage note payable, $18,621,000 from an additional amount drawn down on the mortgage note payable (to bring the mortgage note payable to a total of $49,500,000) (see Note 4) and $2,426,000 of cash. Cousins also assumed $1,300,000 of municipal bonds related to the underground parking garage.
     Medical Properties
     In July 1996, Cousins acquired the medical office building development and management operations of The Lea Richmond Company and The Richmond Development Company. The purchase price for the acquisition was $1.8 million plus contingent future payments of up to an additional $1 million (of which $200,000 was paid through December 31, 1996), subject to commencement of development of certain medical office projects. This new division of the Company commenced construction in July 1996 on the Presbyterian Medical Center at University, a 67,000 rentable square foot medical office building in Charlotte, North Carolina.
     Residential Lots
     The Company is currently developing six residential communities in suburban Atlanta, including four in which development commenced in 1994, one in 1995 and one in 1996. These developments currently include land on which approximately 1,382 lots are being developed (with additional lots developable on adjacent land under option), of which 116, 183 and 226 lots were sold in 1994, 1995 and 1996, respectively. 9. CONSOLIDATED STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION

     Interest (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

                                    1994     1995    1996
                                    ----     ----    ----

Interest paid                       $ 336    $846   $5,753
Income taxes paid
   (refunded), net of $577,
   $252 and $511 refunded
   in 1994, 1995 and
   1996, respectively               $(549)   $376   $   54

     Significant non-cash financing and investing included the following:
     a. In 1994,  1995  and  1996,  approximately  $27,602,000,  $2,860,000  and
$78,169,000, respectively, were transferred from Projects Under Construction to Operating Properties.
     b. In 1994 and 1995, approximately $941,000 and $2,970,000, respectively, were transferred from Land Held for Investment or Future Development to Projects Under Construction. In 1996, approximately $3,246,000 was transferred from Land Held for Investment or Future Development to Operating Properties.
     c. In July 1994, Norfolk Hotel Associates distributed a 50% interest (approximately $1,589,000) in a long-term parking agreement with an adjacent building owner (see Note 5).
     d. In January 1996, in conjunction with the exchange of certain partnership interests (see Note 5), approximately $3,825,000 was transferred from Minority Interests in Consolidated Entities to Operating Properties ($3,283,000) and Projects Under Construction ($542,000); and approximately $1,688,000 was transferred from Investment in Unconsolidated Joint Ventures to Operating Properties.
     e. In December 1996, in conjunction with the acquisition of One Independence Center (see Notes 4 and 8) a mortgage note payable of approximately $30,879,000 was assumed.

10.  RENTAL PROPERTY REVENUES

     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and all are classified and accounted for as operating leases.
     At December 31, 1996, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                        Retail      Office      Total
                        ------      ------      -----
1997                   $ 26,340    $ 18,754    $ 45,094
1998                     26,437      17,664      44,101
1999                     26,272      17,090      43,362
2000                     25,595      15,711      41,306
2001                     25,244      10,302      35,546
Subsequent to 2002      256,786      52,926     309,712
                       --------------------------------
                       $386,674    $132,447    $519,121
                       ================================

Cousins Properties Incorporated and Consolidated Entities

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                    1992     1993     1994     1995     1996
                                    ----     ----     ----     ----     ----
Rental property revenues          $  6,933 $  6,687 $ 13,150 $ 19,348 $ 33,112
Fees                                 4,953    5,903    5,023    7,884    6,019
Residential lot and outparcel
  sales                                 --       --    6,132    9,040   14,145
Interest and other                   6,989    6,456    6,801    4,764    5,256
                                  --------------------------------------------
Total revenues                      18,875   19,046   31,106   41,036   58,532
                                  --------------------------------------------
Income from unconsolidated joint
  ventures                           2,573    5,516   12,580   14,113   17,204
Rental property operating expenses   2,354    2,310    3,338    4,681    7,616
Depreciation and amortization        2,345    3,164    3,742    4,516    7,219
Stock appreciation right expense       860      721      433    1,298    2,154
Residential lot and outparcel cost
  of sales                              --       --    5,762    8,407   13,676
Interest expense                       820       --      411      687    6,546
General, administrative, and other
  expenses                           5,640    9,124    9,627   10,333   12,016
                                  --------------------------------------------
Total expenses                       2,019   15,319   23,313   29,922   49,227
Provision (benefit) for income taxes
  from operations                      360     (795)    (166)     747   (1,703)
Gain on sale of investment properties,
  net of applicable income tax
  provision                          6,644    1,927    6,356    1,862   12,804
                                  --------------------------------------------
Net income                        $ 15,713 $ 11,965 $ 26,895 $ 26,342 $ 41,016
                                  ============================================
Net income per share              $    .86 $    .53 $    .97 $   .94  $   1.44
                                  ============================================
Cash dividends declared per share $    .62 $    .73 $    .90 $   .99  $   1.12
                                  ============================================
Total assets                      $195,791 $319,702 $330,817 $418,006 $556,644
Notes payable                        9,079   35,151   41,799  113,434  231,831
Stockholders' investment           176,091  270,557  272,898  277,678  299,184
Shares outstanding at year-end      21,717   27,831   27,864   28,223   28,920


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------
To the Stockholders of Cousins Properties Incorporated:
     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. and Haywood Mall which statements combined reflect assets of 45% and 42% of the joint ventures totals as of December 31, 1995 and 1996 and revenues of 48%, 49% and 48% of the 1994, 1995 and 1996 joint ventures totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, is based solely on the reports of the other auditors.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.
                                    ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 14, 1997

Cousins Properties Incorporated and Consolidated Entities

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
Results of Operations For The Three Years Ended December 31, 1996
     General. Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results. The notes referenced in the discussion below are the "Notes to Consolidated Financial Statements" included in this annual report.
     Rental Property Revenues and Operating Expenses. Rental property revenues increased from $13,150,000 in 1994 to $19,348,000 and $33,112,000 in 1995 and
1996, respectively. The increases in 1995 and 1996 were primarily due to rental property revenues from the Company's retail power centers. The increase in 1996 was due in part to rental property revenues from five retail centers, Lawrenceville MarketCenter ($2,714,000), Lovejoy Station ($712,000), Colonial Plaza MarketCenter ($3,366,000), Presidential MarketCenter Phase II ($727,000) and Greenbrier MarketCenter ($872,000), which became partially operational in October 1995, December 1995, March 1996, June 1996 and October 1996, respectively. Three other centers also favorably impacted 1996 results, by somewhat less than the aforementioned five retail centers: Mansell Crossing Phase II rental property revenues increased $571,000 as it became partially operational in March 1996, North Point MarketCenter rental property revenues increased $518,000 due to increases from Phase II which was partially operational in July 1995, and Los Altos MarketCenter rental property revenues increased $336,000 as it became partially operational in November 1996. Rental property revenues were negatively impacted by approximately $278,000 in 1996 due to the termination of one tenant at Perimeter Expo in February 1996 which was replaced by a better credit tenant whose lease commenced in August 1996.
     Two new office buildings and two acquisitions of existing office buildings also favorably impacted 1996 rental property revenues. The 100 and 200 North Point Center East office buildings which became partially operational in April 1996 and November 1996, respectively, increased rental property revenues $1,554,000 and $270,000, respectively. The acquisitions of 615 Peachtree Street and One Independence Center in August 1996 and December 1996, respectively, (see
Note  8)  also   contributed   to  the  increase  by  $1,057,000  and  $886,000,
respectively.
     The increase in rental property revenues in 1995 was attributable to four of the Company's retail centers. Perimeter Expo and Presidential MarketCenter Phase I which became operational in December 1993 and December 1994, respectively, increased rental property revenues $418,000 and $1,762,000 in 1995. North Point MarketCenter rental property revenues increased $2,437,000 in 1995 due to increases from Phase II which became partially operational in July 1995. Lawrenceville MarketCenter which became operational in December 1995 contributed to the increased results in 1995 by $312,000.
     Rental property revenues were also affected in 1995 by changes which occurred in the 3301 Windy Ridge Parkway Building, a 107,000 square foot Company wholly owned office building in Wildwood Office Park, and the First Union Tower in Greensboro, North Carolina. Commencing January 1994 a single tenant leased 3301 Windy Ridge Parkway for a term of ten years for initially 60% of the building, with options permitting the expansion to the remainder of the building over the next several years; the first such option for an additional 10% of the space was exercised in the fourth quarter of 1994. Rental property revenues were also favorably impacted over the three year period by the lease-up of First Union Tower, which had rental property revenues of $5,522,000, $5,961,000 and $6,232,000 in 1994, 1995 and 1996, respectively.
     Rental property revenues from 24 acres of the North Point land being ground leased to freestanding users also increased in 1995 and 1996 by $429,000 and $347,000, respectively. Approximately 6 acres of leases began generating income during the fourth quarter of 1993, with 7 acres of leases beginning throughout 1994 and an additional 11 acres of leases beginning throughout 1995.
     Rental property operating expenses increased from $3,338,000 in 1994 to $4,681,000 and $7,616,000 in 1995 and 1996, respectively. The increases in 1995 and 1996 were primarily related to the occupancy of the retail power centers and the 100 and 200 North Point Center East office buildings, as well as the acquisitions of the 615 Peachtree Street and One Independence Center office buildings as discussed above.
     Development and Construction Fees. Development and construction fee income increased from $1,020,000 in 1994 to $3,515,000 in 1995 and then decreased to $1,660,000 in 1996. The decrease in 1996 was due primarily to a decrease in the recognition of development income from the Dusseldorf joint venture's office building project ($2,604,000 in 1995 and $777,000 in 1996) (see Note 5). Also contributing to the decrease in 1996 was a decrease of approximately $140,000 in development fees received from the Emory Conference Center, a third party development. Partially offsetting the decrease in 1996 was an increase in development from Wildwood Associates fees (approximately $334,000) which was attributed to development of three new office buildings in Wildwood Office Park, the 4100, 4200 and 4300 Wildwood Parkway Buildings. The increase in 1995 was due primarily to the recognition of development income from the Dusseldorf project ($2,604,000) and an increase of $244,000 in development fees recognized from Wildwood Associates. This increase was partially offset by a decrease in development fees of $313,000 recognized by the Company's retail division from third party retail developments. Development fees received from the Emory Conference Center, a third party development, also decreased in 1995 by $117,000.
     Management Fees. Management fees increased from $2,061,000 in 1994 to $2,213,000 and $2,801,000 in 1995 and 1996, respectively. Approximately $395,000 of the increase in 1996 was due to the acquisition of the management contracts of The Lea Richmond Company in July 1996 (see Note 8). Management fees also increased in 1995 and 1996 due to lease-up of the projects from which management fees are received.
     Leasing and Other Fees. Leasing and other fees increased from $1,942,000 in 1994 to $2,156,000 in 1995, and then decreased to $1,558,000 in 1996. The decrease in 1996 was due primarily to a decrease of approximately $567,000 in leasing and other fees recognized by the Company's retail division from third party retail developments. Also contributing to the decrease was a decrease of approximately $327,000 in leasing fee income from NationsBank Plaza and a decrease of approximately $228,000 in leasing fee income from a third party office project. Partially offsetting the decrease in 1996 was an increase of approximately $540,000 from leasing fees related to Wildwood Office Park.
     The increase in 1995 was due primarily to a $374,000 third party incentive fee and a $276,000 cash flow and sale participation received from third party retail developments. Leasing fee income from NationsBank Plaza also increased $141,000 in 1995. Partially offsetting these increases was a decrease in leasing fees received from third party retail developments as such third party work was phased out and in-house development increased.
     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales increased from $6,132,000 in 1994 to $9,040,000 and $14,145,000 in 1995 and 1996, respectively. Both the increases in 1995 and 1996 were due to increases in residential lot sales by CREC from 116 lots in 1994 to 183 and 226 lots in 1995 and 1996, respectively. CMC also recognized $525,000 and $3,951,000 in 1995 and 1996, respectively, from one and eight outparcel sales in 1995 and 1996, respectively.
     Residential lot and outparcel cost of sales increased from $5,762,000 in 1994 to $8,407,000 and $13,676,000 in 1995 and 1996, respectively. The increases in both years were due to the increases in sales discussed above.
     Interest and Other Income. Interest and other income decreased from $6,801,000 in 1994 to $4,764,000 in 1995 and then increased to $5,256,000 in
1996. The increase in 1996 was due to an increase in interest income received from temporary investments made with proceeds received from the $80 million CSC Associates, L.P. financing completed in 1996 (see Note 4).
     The decrease in 1995 was due to decreases in interest income received from the 9.1% Mortgage Notes ($1,813,000 decrease) and temporary investments ($163,000 decrease). The 9.1% Mortgage Notes which had a balance of $39,927,000 at December 31, 1993 were repaid in full on June 30, 1994. The decrease in temporary investment income was primarily due to the Company's investment of its excess cash in real estate assets in 1995. Partially offsetting these decreases was an increase of $533,000 due to the recognition of a full year of interest income from the 650 Massachusetts Avenue Notes which were purchased in March 1994 (see Note 3).
     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased from $12,580,000 in 1994 to $14,113,000 and $17,204,000 in
1995 and 1996, respectively.
     Income from CSC Associates, L.P. increased from $6,880,000 in 1994 to $7,308,000 and $7,978,000 in 1995 and 1996, respectively. The increases in both 1995 and 1996 were due to the continued lease-up of NationsBank Plaza. The Company's share of both the 1994 and 1995 results benefited by $451,000 and $36,000 in 1994 and 1995, respectively, due to recognition by the Company of a partnership income preference after the partnership's debt was repaid in October 1993 and net income became positive (see Note 5).
     Income from Wildwood Associates increased from $2,422,000 in 1994 to $2,942,000 and $4,245,000 in 1995 and 1996, respectively. Results in 1996 were favorably impacted by a decrease in interest expense of approximately $883,000 in 1996 which was due primarily to increased interest capitalization and to the refinancings of two mortgage notes in December 1995. In March 1996, the 4100 and 4300 Wildwood Parkway Buildings became partially operational for financial reporting purposes which increased income before depreciation, amortization and interest expense by approximately $877,000 in 1996. The income before depreciation, amortization and interest expense of the 2500 Windy Ridge Parkway Building decreased approximately $720,000 in 1996, primarily due to the expiration of a tenant's lease which was replaced with another tenant with less square footage at a lower rate. Additionally, increases in income before depreciation, amortization and interest expense from the 2300 Windy Ridge Parkway Building contributed to the increase in 1996 by approximately $276,000. The increase in 1995 is the result of the lease-up of the 2500 Windy Ridge Parkway Building, an increase in income before depreciation, amortization and interest expense of approximately $140,000. Results in 1995 were also favorably impacted by lower interest expense (approximately $155,000) which was due to increased interest capitalization and the refinancings of two mortgage notes in December 1995. Depreciation and amortization expense which was lower in 1995 (approximately $147,000) and increased rental income from certain ground lease sites (approximately $57,000) also favorably impacted 1995 results.
     Income from Haywood Mall increased from $2,474,000 in 1994 to $2,963,000 and $3,538,000, in 1995 and 1996, respectively. The increases in 1995 and 1996 were due to increases of approximately $460,000 and $798,000 in 1995 and 1996, respectively, in income before depreciation, amortization and interest expense resulting from the completion and lease-up of the expansion of Haywood Mall (see
Note 5). These increases were partially offset by increases in depreciation and amortization of approximately $270,000 and $201,000 in 1995 and 1996, respectively, which were also due to the expansion of Haywood Mall. The Company's share of the 1995 results was also favorably impacted by the prepayment of the outstanding debt through contributions of $10 million from each owner on April 29, 1994. Results in 1995 reflect no interest expense as compared to four months of interest expense in 1994 (a decrease in interest expense of $299,000).
     Income from Temco Associates decreased from $79,000 in 1994 to a loss of $36,000 in 1995 and then increased to $700,000 in 1996. The decrease in 1995 and increase in 1996 were due to the number of acres that were purchased and simultaneously sold under the option related to the fee simple interest (see
Note 5). Approximately 72 acres were purchased and simultaneously sold in 1994, none in 1995 and 375 acres in 1996.
     Income from Hickory Hollow Associates increased from $85,000 in 1994 to $257,000 in 1995 and then decreased to a loss of $11,000 in 1996. The increase in 1995 and decrease in 1996 were due to changes in outparcel sales from one in 1994 to two in 1995 and none in 1996.
     Income from CC-JM II Associates increased from $0 in 1994 and 1995 to $141,000 in 1996. The increase in 1996 was due to the John Marshall-II office building becoming fully operational for financial reporting purposes in late January 1996.
     Income from Norfolk Hotel Associates decreased from $332,000 in 1994 to $243,000 in 1995 and then increased to $276,000 in 1996. The decrease in 1995 was a result of the July 1994 distribution to each partner of a 50% interest in the parking agreement (see Note 5). The 1994 results include seven months of income from the parking agreement versus none in 1995, a decrease of $121,000.
     General and Administrative Expenses. General and administrative expenses increased from $7,538,000 in 1994 to $7,648,000 and $9,080,000 in 1995 and 1996,
respectively. The increase in 1996 was primarily related to inflationary cost increases, the Company's expansion and the acquisition of The Lea Richmond Company and The Richmond Development Company in July 1996 (see Note 8). The increase in 1995 was primarily because of personnel increases related to the Company's expansion, offset by an increase in costs capitalized to projects under development ($3,049,000 in 1995 versus $1,800,000 in 1994).
     Depreciation and Amortization. Depreciation and amortization increased from $3,742,000 in 1994 to $4,516,000 and $7,219,000 in 1995 and 1996, respectively.
Both the 1995 and 1996 increases were due primarily to the retail centers becoming operational as discussed above. The 1996 increase was also due to the 100 and 200 North Point Center East office buildings becoming operational and the acquisitions of the One Independence Center and 615 Peachtree Street office buildings as discussed above.
     Stock Appreciation Right Expense. Stock appreciation right expense increased from $433,000 in 1994 to $1,298,000 and $2,154,000 in 1995 and 1996,
respectively. This non-cash item is primarily related to the price per share of the common stock, which increased over the three year period and was $17.375, $20.25 and $28.125 per share at December 31, 1994, 1995 and 1996, respectively.
     Interest Expense. Interest expense increased from $411,000 in 1994 to $687,000 and $6,546,000 in 1995 and 1996, respectively. Interest expense before capitalization increased from $1,529,000 in 1994 to $5,760,000 and $12,194,000 in 1995 and 1996, respectively. Also contributing to the increases in 1996 and 1995, approximately $50 million of floating rate debt was replaced with long-term debt at higher interest rates during the third quarter of 1995. The overall increase in interest expense in 1996 and 1995 was partially offset by increased interest capitalization because of a higher level of projects under development. The amount of interest capitalized to projects under development (a reduction of interest expense) increased from $1,118,000 in 1994 to $5,073,000 and $5,648,000 in 1995 and 1996, respectively.
     Property Taxes on Undeveloped Land. Property taxes on undeveloped land decreased from $1,085,000 in 1994 to $977,000 in 1995 and then increased to $1,301,000 in 1996. The increase in 1996 was due primarily to an increase in property taxes on the land the Company owns in Wildwood Office Park due to a property tax reassessment ($254,000 increase).
     Other Expenses. Other expenses increased from $922,000 in 1994 to $1,688,000 in 1995 and then decreased to $1,567,000 in 1996. The decrease in 1996 was due to a decrease of approximately $121,000 in predevelopment expenses. The increase in 1995 was due primarily to an increase of $631,000 in predevelopment expenses.
     Provision (Benefit) For Income Taxes From Operations. The provision (benefit) for income taxes from operations increased from a benefit of $166,000 in 1994 to a provision of $747,000 in 1995, which provision decreased to a benefit of $1,703,000 in 1996. The decrease in the 1996 provision (benefit) for income taxes from operations was due primarily to a decrease of $7,229,000 in CREC and its subsidiaries' income before income taxes and gain on sale of investment properties which resulted in a loss for CREC and its subsidiaries and hence an income tax benefit. The decrease in CREC and its subsidiaries' income before income taxes and gain on sale of investment properties was due primarily to a decrease in development and leasing fees received by CREC and its subsidiaries including a decrease in development fee income from the Dusseldorf project as discussed above. In addition, CREC and its subsidiaries' income before income taxes and gain on sale of investment properties was reduced by increases in the stock appreciation right expense in 1995 and 1996. Certain development and leasing fees recorded on CREC and its subsidiaries' books are intercompany fee income which is eliminated in consolidation, but the tax effect is not, and such intercompany fees decreased in 1996. The provision (benefit) for income taxes from operations increased from 1994 to 1995 due primarily to an increase of $3,208,000 in CREC and its subsidiaries' income before income taxes and gain on sale of investment properties. The increase in 1995 in CREC and its subsidiaries' income before income taxes and gain on sale of investment properties was due to the recognition of certain of the development income from the Dusseldorf project by CREC (see Note 5) and an increase in intercompany development and leasing fees recognized from $3,019,000 in 1994 to $5,479,000 in 1995. The increase in 1995 in the provision (benefit) for income taxes from operations was partially offset by $252,000 of state income tax refunds received related to a successful judicial appeal by Cousins of an assessment paid in 1992.
     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision was $6,356,000, $1,862,000 and $12,804,000 in 1994, 1995 and 1996, respectively. The 1996 gain included the following: the November 1996 sale of Lawrenceville MarketCenter ($10.6 million gain) (see Note 8), three North Point land sales in May, October and December 1996 ($1.96 million gain), the July 1996 sale of the Company's 50% interest in the Norfolk parking agreement ($.4 million gain) (see Note 5), and the November 1996 sale of a land parcel located in midtown Atlanta ($.1 million loss). The 1995 gain included the following: the August 1995 sale of an approximately 1 acre parcel proximate to the CNN Center in downtown Atlanta ($1.6 million gain) and the September 1995 sale of a 6.2 acre parcel in West Cobb County, Georgia ($.5 million gain). The 1994 gain included the following: the June 1994 sale of the Company's 9 acre Peachtree Road property ($3.3 million gain), the August 1994 sale of the 10.8 acre site in North Point MarketCenter Phase II ($1.8 million gain), and the November 1994 sale of a 21 acre parcel in West Cobb
County, Georgia ($1.3 million gain). Net proceeds received from sales were $13,279,000, $4,731,000 and $39,056,000 in 1994, 1995 and 1996, respectively.
Liquidity and Capital Resources
     The Company's debt (including its pro rata share of unconsolidated joint venture debt) was 29% of total market capitalization at December 31, 1996. As discussed in Note 4, the Company amended and extended the maturity date of its line of credit to June 30, 1997.
     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 8, by using its existing lines of credit (increasing those lines of credit as required), and long-term non-recourse financing on the Company's unleveraged projects and other financings as market conditions warrant. In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities. The SEC declared the registration statement effective on October 4, 1996. Cash Flows
     Net cash provided by operating activities increased from $35.6 million in 1994 to $37.7 million and $57.1 million in 1995 and 1996, respectively. The increases resulted primarily from an improvement in income before gain on sale of investment properties of $3.9 million and $3.7 million in 1995 and 1996, respectively. Additionally, non-cash charges consisting of depreciation and amortization and residential lot and outparcel cost of sales included in income before gain on sale of investment properties increased $3.1 million and $7.9 million in 1995 and 1996, respectively. Operating distributions from unconsolidated joint ventures also favorably impacted 1996 by an increase of $3.6 million from 1995.
     Net cash used in investing activities increased from $45.5 million in 1994 to $89.4 million and $124.7 million in 1995 and 1996, respectively. The increase in net cash used in investing activities resulted primarily from an increase in property acquisition and development expenditures of approximately $33.7 million and $74.9 million in 1995 and 1996, respectively, which included the completion of projects under construction and the acquisitions discussed in Note 8 in 1996. The change in other assets also added to the increase in net cash used in investing activities by approximately $5.0 million which was due in part to goodwill from the acquisition of The Lea Richmond Company and The Richmond Development Company (see Note 8) and deferred financing costs related to the $80 million financing (see Note 4). The increases in net cash used in investing activities were partially offset by decreases of $11.5 million and $9.1 million in 1995 and 1996, respectively, in investment in unconsolidated joint ventures. The Company contributed $16.0 million and $5.8 million to Haywood Mall in 1994 and 1995, respectively, to fund the expansion of the mall and $2.6 million to CC-JM II Associates in 1995 to fund its share of the equity in the partnership(see Note 5). No similar contributions were made in 1996. Also partially offsetting the increase in net cash used in investing activities in 1996 was an increase in the net cash provided by sales activities of $34.8 million which was primarily related to the sale of Lawrenceville MarketCenter in December 1996 (see Note 8). 1995 was also impacted by two transactions related to notes receivable. In 1995, the Company purchased two notes receivable for a total of $28 million (see Note 3). In 1994, the Company received the scheduled repayment of $39.9 million of notes receivable. No similar amount was repaid in 1995.
     Net cash (used in) provided by financing activities increased from net cash used in financing activities in 1994 of $18.3 million to net cash provided by financing activities in 1995 and 1996 of $49.8 million and $67.7 million, respectively. The increases were attributable to an increase in proceeds from other notes payable of approximately $79.6 million and $51.7 million in 1995 and 1996, respectively. In 1995, the Company completed three financings for approximately $79.5 million as compared to two financings in 1996 for approximately $129.5 million (see Note 4). The proceeds from the line of credit increased $5.3 million in 1995 and then decreased $30.9 million in 1996. The decrease in 1996 was due to the use of the proceeds from the $129.5 million of financing instead of the line of credit. The repayment of the line of credit increased $36.2 million and $1.3 million in 1995 and 1996, respectively. Dividends paid increased $2.6 million and $4.2 million in 1995 and 1996, respectively, due to an increase in the number of shares outstanding and an increase in the cash dividends per share from $.90 per share in 1994 to $.99 and $1.12 per share in 1995 and 1996, respectively. The common stock increased $5.8 million and $6.2 million in 1995 and 1996, respectively, due to increased reinvestment of dividends by stockholders through the Company's dividend reinvestment plan and increased stock option exercises. Repayment of other notes payable increased $3.7 million in 1996 due to the scheduled amortization of the financings completed in 1995 and 1996. The decrease in repayment of other notes of $16.3 million in 1995 was due to the scheduled repayment of certain debt in 1994. No similar amount of debt was repaid in 1995. Effects of Inflation
     The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.

Cousins Properties Incorporated and Consolidated Entities

MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------

     The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:

                          1995 Quarters                  1996 Quarters
               -------------------------------- -------------------------------
                First   Second  Third  Fourth   First   Second   Third  Fourth
               ------- ------- ------- -------- ------- ------- ------- -------
High           $17-3/4 $18-1/8 $18-3/8  $20-1/4 $21     $20-1/4 $24-1/2  $28-1/8
Low             16-1/2  16-1/2  17-1/8   17      18-3/8  18-3/8  18-7/8   21-7/8
Dividends
  Declared         .24     .24     .24      .27     .27     .27     .27      .31
Payment Date   2/22/95 5/30/95 8/24/95 12/21/95 2/22/96 5/30/96 8/26/96 12/23/96

     The Company's  stock trades on the New York Stock  Exchange  (ticker symbol
CUZ). At December 31, 1996, there were 1,211 stockholders of record.


ABOUT YOUR DIVIDENDS
--------------------------------------------------------------------------------
     Timing of Dividends - Cousins normally pays regular dividends four times each year in February, May, August and December.
     Differences Between Net Income and Cash Dividends Declared - Cousins' current intention is to distribute 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:
     a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of a consolidated non-REIT entity that pays corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 7 of "Notes to Consolidated Financial Statements."
     b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in
Note 6 of "Notes to Consolidated Financial Statements."
     Capital Gains Dividends - In some years, as it did in 1994, 1995 and 1996, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain. For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately as a capital gain in accordance with the Schedule B instructions.
     Tax Preference Items and "Differently Treated Items" - Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included in Note 5 of "Notes to Consolidated Financial Statements."
     Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's alternative minimum tax is higher than that stockholder's regular tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.

Cousins Properties Incorporated and Consolidated Entities

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Selected quarterly information for the two years ended December 31, 1996 ($ in thousands, except per share amounts):

                                                          Quarters
                                              --------------------------------
                                              First   Second    Third   Fourth
                                              -----   ------    -----   ------
1995:
Revenues                                     $ 8,000  $ 8,409  $15,330  $ 9,297
Income from unconsolidated joint ventures      3,374    3,495    3,467    3,777
Gain on sale of investment properties,
  net of applicable income tax provision          --       --    1,746      116
Net income                                     5,873    5,441    9,599    5,429
Net income per share                             .21      .20      .34      .19

1996:
Revenues                                      13,223   14,155   12,812   18,342
Income from unconsolidated joint ventures      4,394    4,170    4,362    4,278
Gain on sale of investment properties, net
  of applicable income tax provision              --      620      397   11,787
Net income                                     7,298    8,549    7,039   18,130
Net income per share                             .26      .30      .25      .63



INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP



COUNSEL
King & Spalding
Troutman Sanders




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


INVESTOR RELATIONS CONTACT
Mark B. Riley, Vice President- Acquisitions and Investor Relations


Cousins Properties Incorporated and Consolidated Entities


DIRECTORS
T. G. Cousins
Chairman of the Board and
   Chief Executive Officer

Bennett A. Brown
Former Chairman
NationsBank

Richard W. Courts, II
Chairman
Atlantic Investment Company

Terence C. Golden
President and Chief Executive Officer
Host Marriott Corporation

Boone A. Knox
Chairman
Allied Bankshares, Inc. and Merry Land & Investment Company, Inc.

William Porter Payne
Vice Chairman
NationsBank
Richard E. Salomon
Managing Director
Spears, Benzak, Salomon & Farrell

-------------------

D. W. Brooks
Director Emeritus
Henry C. Goodrich
Director Emeritus

-------------------

CORPORATE*
T. G. Cousins
Chairman of the Board and
   Chief Executive Officer
Daniel M. DuPree
President and Chief Operating
   Officer
George J. Berry
Senior Vice President
Tom G. Charlesworth
Senior Vice President,
   General Counsel and Secretary
Craig B. Jones
Senior Vice President

Peter A. Tartikoff
Senior Vice President and
   Chief Financial Officer
Kelly H. Barrett
Vice President and Controller
Mark B. Riley
Vice President - Acquisitions and
   Investor Relations
Lisa R. Simmons
Advertising and Public
   Relations Manager
OFFICE DIVISION*
John L. Murphy
Senior Vice President - Marketing
John S. Durham
Vice President - Leasing
Walter L. Fish
Vice President - Leasing
Jack A. LaHue
Vice President - Finance
PROPERTY MANAGEMENT*
Terry M. Hampel
Vice President - Retail Property
   Management
Dara J. Nicholson
Vice President - Office Property
   Management
RESIDENTIAL DIVISION**
(Cousins Neighborhoods)
Bruce E. Smith
President





RETAIL DIVISION**
(Cousins MarketCenters, Inc.)
Joel T. Murphy*
President
Ronald B. Pfohl
Senior Vice President -Leasing
William I. Bassett
Vice President - Development
Michael I. Cohn
Vice President - Development
Michael J. Lant
Vice President - Development
William D. Varner
Vice President - Development
Robert S. Wordes
Vice President - Asset Management
John D. Hopkins
Senior Vice President - Western Region
Robert A. Manarino
Senior Vice President - Western Region
Kevin D. Doherty
Vice President-Development
Western Region
Hans F. Kuhlmann
Vice President - Midwest Region

DEVELOPMENT AND
CONSTRUCTION DIVISION**
W. James Overton*
Senior Vice President -
   Development
James D. Dean
Vice President - Development
James F. George
Vice President - Development
Lloyd P. Thompson, Jr.
Vice President - Development
MEDICAL OFFICE DIVISION***
(Cousins/Richmond)
Lea Richmond III
President
John S. McColl
Senior Vice President
David J. Rubenstein
Senior Vice President
L. Ronald Wyche
Senior Vice President
S. Rox Green
Vice President

* Officers of Cousins Properties Incorporated, as well as Cousins Real Estate Corporation and/or Cousins MarketCenters, Inc.

**   Officers of Cousins Real Estate Corporation  and/or Cousins  MarketCenters,
     Inc.

***  Officers of Cousins Properties Incorporated