Form 10-K/A, Exhibit 13
period 1997-12-31
COUSINS PROPERTIES INC
filed 1998-03-30
CIK 25232

Cousins Properties Incorporated and Consolidated Entities

FUNDS FROM OPERATIONS
--------------------------------------------------------------------------------


     The table below shows Funds From Operations ("FFO") for Cousins Properties Incorporated and Consolidated Entities and its unconsolidated joint ventures. On a consolidated basis, FFO includes the Company's FFO and the Company's share of FFO of its unconsolidated joint ventures, but excludes the Company's share of distributions from such ventures. The Company calculates its FFO using the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO adjusted to (i) eliminate the recognition of rental revenues on a straight-line basis, (ii) reflect stock appreciation right expense on a cash basis and (iii) recognize certain fee income as cash is received rather than when recognized in the financial statements. The Company believes its FFO presentation more properly reflects its operating results.
     Management believes the Company's FFO is not directly comparable to other REITs which own a portfolio of mature income-producing properties because the Company develops projects through a development and lease-up phase before they reach their targeted cash flow returns. Furthermore, the Company eliminates in consolidation fee income for developing and leasing projects owned by consolidated entities, while capitalizing related internal costs. In addition, unlike many REITs, the Company has considerable land holdings which provide a strong base for future FFO growth as land is developed or sold in future years. Property taxes on the land, which are expensed currently, reduce current FFO.
     As indicated above, the Company does not include straight-lined rents in its FFO, as it could under the NAREIT definition of FFO. Furthermore, most of the Company's leases are also escalated periodically based on the Consumer Price Index, which unlike fixed escalations, do not require rent to be straight-lined; under NAREIT's definition straight-lining of rents produces higher FFO in the early years of a lease and lower FFO in the later years of a lease.
     FFO is used by industry analysts as a supplemental measure of an equity REIT's performance. FFO should not be considered an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance, or to cash flows from operating, investing, or financing activities as a measure of liquidity.






                                                                                 ($ in thousands, except share
                                                                                     and per share amounts)
                                                                                ------------------------------
                                                                                   Years Ended December 31,
                                                                                -------------------------------
                                                                                  1997        1996        1995
                                                                                -------     -------     -------

           Income before gain on sale of investment properties                  $31,305     $28,212     $24,480

           Depreciation and amortization                                         24,397      17,256      13,381
           Amortization of deferred financing costs and
              depreciation of furniture, fixtures and equipment                    (452)       (362)       (592)
           Elimination of the recognition of rental revenues on
              a straight-line basis                                                 998        (311)     (1,053)
           Adjustment to reflect stock appreciation right
              expense on a cash basis                                              (702)       (567)      1,166
           Deferred income received net of deferred
              income recognized                                                      --          --      (1,127)
                                                                                -------     -------     -------

           Consolidated Funds From Operations                                   $55,546     $44,228     $36,255
                                                                                =======     =======     =======

           Weighted Average Shares                                               29,267      28,520      27,983
                                                                                =======     =======     =======
           Consolidated Funds From Operations Per Share - Basic                 $  1.90     $  1.55     $  1.30
                                                                                =======     =======     =======
           Adjusted Weighted Average Shares                                      29,693      28,738      28,146
                                                                                =======     =======     =======
           Consolidated Funds From Operations Per Share - Diluted               $  1.87     $  1.54     $  1.29
                                                                                =======     =======     =======

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)

                                                                 December 31,
                                                              ------------------
                                                                1997      1996
                                                              -------   --------
ASSETS
------

PROPERTIES (Notes 4 and 8):
   Operating properties, net of accumulated depreciation of
     $33,369 in 1997 and $20,339 in 1996                      $318,901  $232,360
   Land held for investment or future development               27,948    21,213
   Projects under construction                                  54,778    88,568
   Residential lots under development                           14,942    15,183
                                                              ------------------
     Total properties                                          416,569   357,324

CASH AND CASH EQUIVALENTS, at cost, which approximates market   32,694     1,598

NOTES AND OTHER RECEIVABLES (Note 3)                            38,464    56,497

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (Notes 4 and 5)    120,198   132,262

OTHER ASSETS                                                     9,814     8,963
                                                              ------------------
       TOTAL ASSETS                                           $617,739  $556,644
                                                              ==================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------

NOTES PAYABLE  (Note 4)                                       $226,348  $231,831

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                        20,332    25,302

DEPOSITS AND DEFERRED INCOME                                       385       327
                                                              ------------------
       TOTAL LIABILITIES                                       247,065   257,460
                                                              ------------------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
   Common stock, $1 par value; authorized 50,000,000 shares,
     issued 31,472,178 in 1997; and 28,920,122 in 1996          31,472    28,920
   Additional paid-in capital                                  234,237   164,970
   Cumulative undistributed net income                         104,965   105,294
                                                              ------------------
       TOTAL STOCKHOLDERS' INVESTMENT                          370,674   299,184
                                                              ------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT         $617,739  $556,644
                                                              ==================



The accompanying notes are an integral part of these consolidated balance sheets.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)

                                                      Years Ended December 31,
                                                    ---------------------------
                                                      1997      1996      1995
                                                    -------   -------   -------
REVENUES:
   Rental property revenues (Note 10)               $62,252   $33,112   $19,348
   Development income                                 3,123     1,660     3,515
   Management fees                                    3,448     2,801     2,213
   Leasing and other fees                               720     1,558     2,156
   Residential lot and outparcel sales               12,847    14,145     9,040
   Interest and other                                 3,609     5,256     4,764
                                                    ---------------------------
                                                     85,999    58,532    41,036
                                                    ---------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES (Note 5)   15,461    17,204    14,113
                                                    ---------------------------
COSTS AND EXPENSES:
   Rental property operating expenses                15,371     7,616     4,681
   General and administrative expenses               12,717     9,148     7,668
   Depreciation and amortization                     14,046     7,219     4,516
   Stock appreciation right expense (Note 6)            204     2,154     1,298
   Residential lot and outparcel cost of sales       11,917    13,676     8,407
   Interest expense (Note 4)                         14,126     6,546       687
   Property taxes on undeveloped land                   606     1,301       977
   Other                                              2,695     1,567     1,688
                                                    ---------------------------
                                                     71,682    49,227    29,922
                                                    ---------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAXES
   AND GAIN ON SALE OF INVESTMENT PROPERTIES         29,778    26,509    25,227
PROVISION (BENEFIT) FOR INCOME TAXES FROM
   OPERATIONS (Note 7)                               (1,527)   (1,703)      747
                                                    ---------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT
   PROPERTIES                                        31,305    28,212    24,480
                                                    ---------------------------
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION (Note 7)           5,972    12,804     1,862
                                                    ---------------------------
NET INCOME                                          $37,277   $41,016   $26,342
                                                    ===========================
WEIGHTED AVERAGE SHARES                              29,267    28,520    27,983
                                                    ===========================
BASIC NET INCOME PER SHARE                          $  1.27   $  1.44   $   .94
                                                    ===========================
ADJUSTED WEIGHTED AVERAGE SHARES                     29,693    28,738    28,146
                                                    ===========================
DILUTED NET INCOME PER SHARE                        $  1.26   $  1.43   $   .94
                                                    ===========================
CASH DIVIDENDS DECLARED PER SHARE (Note 6)          $  1.29   $  1.12   $   .99
                                                    ===========================




The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
Years Ended December 31, 1997, 1996 and 1995
($ in thousands)

                                                      Additional    Cumulative
                                             Common    Paid-In    Undistributed
                                             Stock     Capital      Net Income    Total
                                            -------   ----------  -------------  -------

BALANCE, December 31, 1994                  $27,864    $147,495      $ 97,539    $272,898

   Net income, 1995                              --          --        26,342      26,342
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                       42         638            --         680
     Dividend reinvestment plan                 307       4,956            --       5,263
     Compensation paid in stock in
       lieu of cash                              10         176            --         186
   Dividends declared                            --          --       (27,691)    (27,691)
                                            ---------------------------------------------
BALANCE, December 31, 1995                   28,223     153,265        96,190     277,678

   Net income, 1996                              --          --        41,016      41,016
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                      307       4,344            --       4,651
     Dividend reinvestment plan                 390       7,361            --       7,751
   Dividends declared                            --          --       (31,912)    (31,912)
                                            ---------------------------------------------
BALANCE, December 31, 1996                   28,920     164,970       105,294     299,184

   Net income, 1997                              --          --        37,277      37,277
   Common stock issued pursuant to:
     2,150,000 share stock offering,
       net of expenses                         2,150     61,993            --      64,143
     Exercise of options and
       director stock plan                       223      2,946            --       3,169
     Dividend reinvestment plan                  179      4,328            --       4,507
   Dividends declared                             --         --       (37,606)    (37,606)
                                            ---------------------------------------------
BALANCE, December 31, 1997                  $31,472    $234,237      $104,965    $370,674
                                            =============================================


The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
--------------------------------------------------------------------------------
($ in thousands)

                                                                                    Years Ended December 31,
                                                                                 ------------------------------
                                                                                   1997       1996       1995
                                                                                 --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before gain on sale of investment properties                           $ 31,305   $ 28,212   $ 24,480
   Adjustments to reconcile income before gain on sale of investment properties to net cash provided by operating activities:
       Depreciation and amortization, net of minority interests' share             14,046      7,219      4,340
       Stock appreciation right expense                                               204      2,154      1,298
       Cash charges to expense accrual for stock appreciation rights                 (906)    (2,721)      (132)
       Effect of recognizing rental revenues on a straight-line basis                (440)        (4)      (107)
       Deferred income received                                                        --         --      1,673
       Deferred income recognized                                                      --         --     (2,800)
       Income from unconsolidated joint ventures                                  (15,461)   (17,204)   (14,113)
       Operating distributions from unconsolidated joint ventures                  21,707     19,382     15,786
       Compensation paid in stock in lieu of cash                                      --         --        186
       Residential lot and outparcel cost of sales                                 11,398     13,111      8,065
       Changes in other operating assets and liabilities:
         Change in other receivables                                                2,592     (3,420)    (1,018)
         Change in accounts payable and accrued liabilities                        (6,492)    10,375         62
                                                                                 ------------------------------
Net cash provided by operating activities                                          57,953     57,104     37,720
                                                                                 ------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Gain on sale of investment properties, net of applicable income tax provision    5,972     12,804      1,862
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                               17,041     26,252      2,869
       Note received as sales consideration                                            --       (365)      (500)
   Property acquisition and development expenditures                              (80,628)  (162,154)   (87,234)
   Non-operating distributions from unconsolidated joint ventures                  14,681      1,408      1,226
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                             (8,863)      (268)    (9,318)
   Investment in notes receivable                                                  (5,593)   (27,115)       (18)
   Collection of notes receivable                                                   3,472     27,703        841
   Change in other assets, net                                                     (1,645)    (4,095)       905
   Cash portion of exchange transaction                                                --      1,092         --
                                                                                 ------------------------------
Net cash used in investing activities                                             (55,563)  (124,738)   (89,367)
                                                                                 ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of line of credit                                                   (138,430)   (87,627)   (86,336)
   Proceeds from line of credit                                                   114,631     47,677     78,575
   Common stock sold, net of expenses                                              71,795     12,074      5,848
   Dividends paid                                                                 (37,606)   (31,912)   (27,691)
   Proceeds from other notes payable                                               25,000    131,844     80,116
   Repayment of other notes payable                                                (6,684)    (4,376)      (720)
                                                                                 ------------------------------
Net cash provided by financing activities                                          28,706     67,680     49,792
                                                                                 ------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               31,096         46     (1,855)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      1,598      1,552      3,407
                                                                                 ------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $ 32,694   $  1,598   $  1,552
                                                                                 ==============================

The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1997, 1996 and 1995


1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:
     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins"), its majority owned partnerships and wholly owned subsidiary, as well as Cousins Real Estate Corporation ("CREC") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned joint ventures are recorded using the equity method of accounting. However, the recognition of losses is limited to the amount of direct or implied financial support. Information regarding the non-majority owned joint ventures is included in Note 5.
     Income Taxes:
     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding CREC's and its wholly owned subsidiaries' consolidated taxable income) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see
Note 7). CREC and its wholly owned subsidiaries file a consolidated federal income tax return.
     Depreciation and Amortization:
     Real estate assets are stated at depreciated cost. Buildings are depreciated over 30 to 40 years. Buildings that were acquired are depreciated over 15 and 25 years. Furniture, fixtures and equipment are depreciated over 3 to 15 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.
     Fee Income and Cost Capitalization:
     Development, construction, management, and leasing fees received from unconsolidated joint ventures are recognized as earned. A portion of these fees may be capitalized by the joint ventures; however, the Company expenses salaries and other direct costs related to this income. The Company classifies its share of fee income earned by unconsolidated joint ventures as fee income rather than joint venture income for those ventures where the related expense is borne primarily by the Company rather than the venture.
     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized.
     The table below shows the fees eliminated, the internal costs capitalized related to these fees, and the additional internal costs capitalized by CREC to its own residential developments ($ in thousands):

                               1997     1996     1995
                             -------  -------  -------
Fees eliminated in
   consolidation             $ 1,510  $ 3,400  $ 5,479
Internal costs capitalized
   in consolidation to
   projects on which
   fees were eliminated      $ 1,525  $ 2,135  $ 2,552
Internal costs capitalized
   to CREC residential
   developments              $   515  $   500  $   498

     Interest, real estate taxes, and rental revenues and expenses of properties prior to the date they become operational for financial reporting purposes are also capitalized. Interest is also capitalized to investments accounted for by the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.
     Management fees received from consolidated entities are shown as a reduction in rental property operating expenses.
     Cash and Cash Equivalents:
     Cash and cash equivalents include cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 1997, cash and cash equivalents included $1,087,000 which is restricted under a municipal bond indenture.
     Rental Property Revenues:
     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) is recognized on a straight-line basis.
     Use of Estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Earnings Per Share:
     The Company has adopted SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. The Company has disclosed both basic and diluted net income per share and has restated all prior period amounts disclosed in accordance with SFAS No. 128.
     Disclosure About Segments:
     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement requires companies to identify segments based on how management makes decisions about allocating resources to segments and measuring their performance. The Company will adopt SFAS No. 131 in 1998 which will only affect the Notes to Consolidated Financial Statements by the addition of disclosures of the results of certain identified segments.

2.   RELATIONSHIP WITH DEVELOPMENT AND LEASING ENTITY

     CREC conducts certain development and leasing activities for real estate projects. A wholly owned subsidiary of CREC, Cousins MarketCenters, Inc. ("CMC"), develops retail centers for the Company. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 1997, 1996 and 1995, Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's nonvoting common stock, which is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($9,045,000 in aggregate) exceeds CREC's $1,824,683 of equity.

3.   NOTES AND OTHER RECEIVABLES

     At December 31, 1997 and 1996, notes and other receivables included the following ($ in thousands):

                                                               1997      1996
                                                             -------   -------
     650 Massachusetts Avenue Mortgage Notes                 $25,961   $26,786
     Wildwood Training Facility Mortgage Note                     --    17,005
     Daniel Realty Company Note Receivable                     4,000     1,080
     Miscellaneous Notes                                         776       903
     Cumulative rental revenue recognized on a straight-
       line basis in excess of revenue which accrued in
       accordance with lease terms (see Note 1)                4,496     4,056
     Other Receivables                                         3,231     6,667
                                                             -----------------
    Total Notes and Other Receivables                        $38,464   $56,497
                                                             =================


     650 Massachusetts Avenue Mortgage Notes-On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $30.5 million. The notes require minimum monthly payments totaling $2,818,000 annually, which through the year 2000 are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income. Amounts in excess of the minimum required payments ($825,000 and $788,000 in 1997 and 1996, respectively) are treated as a reduction of principal.
     Wildwood Training Facility Mortgage Note - The Wildwood Training Facility is owned by a limited partnership which leases the land under the facility from the Company through November 30, 2013, with no renewal option, and owes the Company $25.9 million on a note collateralized by the building located on the land. The facility had been 100% leased to International Business Machines Corporation ("IBM") through November 30, 1998. The IBM lease generated net cash flow of approximately $2.4 million, of which all but $44,000 was paid to the Company as payments on the mortgage note and ground lease, and for management fees. At December 31, 1996, the land and the mortgage note (which for financial reporting purposes was treated as an amortizing note even though it did not actually amortize) were carried at $0 and $17,005,000, respectively, in the accompanying financial statements.
     Effective January 1, 1997, the IBM lease was extended eight years beyond its previous expiration, to November 30, 2006. The amended lease will continue to generate net cash flow of approximately $2.4 million through November 30, 1998, after which it will generate approximately $2.7 million through November 30, 2002, and $3.0 million through November 30, 2006. All but $44,000 will be paid to the Company as payments on the mortgage note and ground lease and for management fees through November 30, 1998, after which all but $54,000 will be paid to the Company. The mortgage note payable to the Company is not expected to amortize during this period.
     Based on the above, the Company will receive substantially all of the economic risks and rewards from the property through the term of the IBM lease. In addition, the Company will receive substantially all of the future economic risks and rewards from the property beyond the IBM lease because of the short term remaining on the land lease (7 years) and the large mortgage note balance ($25.9 million) that would have to be paid off, with interest, in that 7 year period before the limited partnership would receive any significant benefit. Therefore, effective January 1, 1997, the $17,005,000 balance of the mortgage note and land was reclassified to Operating Properties, and 1997 revenues and expenses (including depreciation) have been recorded as if the building were owned by the Company.
     Daniel Realty Company Note Receivable - On December 27, 1996, the Company entered into a venture with Daniel Realty Company ("Daniel"), a privately-held real estate company headquartered in Birmingham, Alabama, which will focus on the development and acquisition of commercial office properties. The arrangement with Daniel includes a loan to Daniel of up to $9.5 million which had an interest rate of 11%, required semiannual principal payments commencing February 1, 1998 and matured on December 31, 2003. The Company also obtained an option to acquire certain segments of Daniel's business.
     On December 31, 1997, upon paydown of the outstanding balance of the note receivable to $4 million, the Company amended the note, which reduced the interest rate to 9% and requires quarterly payments of principal and interest, commencing April 1, 1998, in the amount of approximately $250,568. The loan will fully amortize over 5 years.
     Fair Value - The estimated fair value of the Company's $30.7 million and $45.8 million of notes receivable at December 31, 1997 and 1996, respectively, is $37.7 million and $51.9 million, respectively, calculated by discounting future cash flows from the notes receivable at the estimated rates at which similar loans would be made currently.

4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 1997 and 1996, the notes payable included the following ($ in thousands):

                                                   December 31, 1997                       December 31, 1996
                                         ------------------------------------    -------------------------------------
                                                       Share of                                 Share of
                                                    Unconsolidated                           Unconsolidated
                                          Company   Joint Ventures     Total     Company    Joint Ventures      Total
                                         --------   --------------   --------    --------   ---------------   --------
   Floating Rate Lines of Credit         $     --      $     --      $     --    $ 25,100      $  2,025       $ 27,125

   Other Debt (primarily non-recourse
     fixed rate mortgages)                226,348       133,446       359,794     206,731       105,487        312,218
                                         -----------------------------------------------------------------------------
                                         $226,348      $133,446      $359,794    $231,831      $107,512       $339,343
                                         =============================================================================

     The following table summarizes the terms of the debt outstanding at December 31, 1997 ($ in thousands):

                                                                                 Term/
                                                                             Amortization                  Balance at
                                                                                Period          Final     December 31,
             Description                                      Rate              (Years)       Maturity        1997
             -----------                                 ----------------    -------------    ---------   ------------
Company Debt:
-------------
   Line of credit ($100 million maximum) unsecured       Fed Funds + .88%        1/ N/A         6/29/98     $      --
   Note secured by Company's interest in
     CSC Associates, L.P.                                     6.677%             15/20          2/15/11        76,147
   101 Independence Center mortgage note                       8.22%             11/25          11/1/07        48,928
   North Point MarketCenter mortgage note                      8.50%             10/25          7/15/05        29,068
   100/200 North Point Center East mortgage note               7.86%             10/25           8/1/07        24,893
   Note secured by Company's interest in 650
     Massachusetts Avenue mortgage notes (see Note 3)          6.53%             5/ N/A        10/01/00        24,224
   Perimeter Expo mortgage note                                8.04%             10/30          8/15/05        21,061
   Other miscellaneous notes                                0% to 9.4%           Various        Various         2,027
                                                                                                             --------
                                                                                                              226,348
                                                                                                             --------

Share of Unconsolidated Joint Venture Debt:
-------------------------------------------
   Wildwood Associates:
     Line of credit ($5 million maximum)                 Fed Funds + .75%        1/N/A           9/1/98            --
     2300 Windy Ridge mortgage note                            7.56%             10/25         12/01/05        34,998
     3200 Windy Hill mortgage note                             8.23%             10/28           1/1/07        34,695
     4100/4300 Wildwood Parkway mortgage note                  7.65%             15/25           4/1/12        14,848
     2500 Windy Ridge mortgage note                            7.45%             10/20         12/15/05        12,391
   Cousins LORET Venture, L.L.C. mortgage note                 7.90%             10/30         10/01/07        15,000
   CC-JM II Associates mortgage note                           7.00%             17/17           4/1/13        11,837
   Ten Peachtree Place Associates mortgage note                8.00%             10/18         11/30/01         9,677
                                                                                                             --------
                                                                                                              133,446
                                                                                                             --------
                                                                                                             $359,794
                                                                                                             ========

     In 1996, CSC Associates, L.P. ("CSC") issued $80 million of 6.377% collateralized non-recourse mortgage notes (the "Notes") secured by CSC's interest in the NationsBank Plaza building and related leases and agreements. CSC loaned the $80 million proceeds of the Notes to the Company under a non-recourse loan (the "Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the Notes. The Company paid all costs of issuing the Notes and the Cousins Loan, including a $400,000 fee to an affiliate of NationsBank Corporation. In addition, the Company pays a fee to an affiliate of NationsBank Corporation of .3% per annum of the outstanding principal balance of the Notes. Because CSC has loaned the $80 million proceeds of the Notes to the Company, the Notes and their related interest expense and maturities are disclosed as an obligation of the Company and are not included in the unconsolidated joint venture balances disclosed in the above table or in
Note 5. (The related note receivable and interest income are also not included in Note 5.)
     Effective June 30, 1997, the Company extended the maturity of its $100 million line of credit from June 30, 1997 to June 29, 1998. The line is unsecured and bears interest tied to the Federal Funds rate. The Company had no borrowings under the line as of December 31, 1997.
     Three new financings were completed during 1997. On March 20, 1997, Wildwood Associates completed the financing of the 4100 and 4300 Wildwood Parkway Buildings with a $30 million non-recourse mortgage note payable at a 7.65% interest rate and maturity of April 1, 2012. On July 30, 1997, the Company completed the financing of the 100 and 200 North Point Center East Buildings with a $25 million non-recourse mortgage note payable at a 7.86% interest rate and maturity of August 1, 2007. On September 30, 1997, Cousins LORET Venture, L.L.C. completed the financing of Two Live Oak Center with a $30 million non-recourse mortgage note payable at a 7.9% interest rate and a maturity of October 1, 2007.
     In November 1997, Cousins LORET Venture, L.L.C. received a commitment for the financing of The Pinnacle office building which is expected to close in March 1998 and will be drawn down as needed with the full amount funded by December 1998. The $70 million non-recourse mortgage note payable has an interest rate of 7.11% and term of twelve years.
     The Wildwood Associates 2300 Windy Ridge, 3200 Windy Hill and 4100/4300 Wildwood Parkway mortgage notes and the CC-JM II Associates mortgage note provide for additional amortization in the later years of the notes (over that required by the amortization periods shown above) concurrent with scheduled rent increases.
     The Company has entered into an interest rate swap in order to hedge its exposure to fluctuations in the interest rate on the note secured by the Company's interest in the 650 Massachusetts Avenue mortgage notes. The note actually floats at LIBOR + 1%, but as of January 10, 1996 was effectively fixed at the 6.53% rate shown above. The difference between fixed and variable interest amounts calculated by reference to the principal notional amount (which was $23,700,000 at December 31, 1997) is recognized as an adjustment to interest expense over the life of the swap. If the Company settled the swap as of December 31, 1997, it would receive $176,000.
     At December 31, 1997, the Company had outstanding letters of credit totaling $1,831,000, and assets with carrying values of $271,473,000 and $268,121,000 were pledged as security on the Company's and its unconsolidated joint ventures' debt, respectively. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.
     As of December 31, 1997, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was 9 years.


     The  aggregate   maturities  of  the  indebtedness  at  December  31,  1997 summarized  above  are as  follows  ($ in  thousands):

                                                   Share of
                                                Unconsolidated
                               Company          Joint Ventures        Total
                              --------          --------------      --------
         1998                 $  6,929           $  2,878           $  9,807
         1999                    6,790              3,118              9,908
         2000                   24,871              3,423             28,294
         2001                    4,943             11,427             16,370
         2002                    5,309              3,550              8,859
         Thereafter            177,506            109,050            286,556
                              ----------------------------------------------
                              $226,348           $133,446           $359,794
                              ==============================================

     For each of the years ended December 31, 1997, 1996 and 1995, interest expense was recorded as follows ($ in thousands):

                                                    Share of Unconsolidated
                           Company                       Joint Ventures                           Total
              -------------------------------    -------------------------------    --------------------------------
Year          Expensed   Capitalized   Total     Expensed   Capitalized   Total     Expensed   Capitalized   Total
----          --------   -----------  -------    --------   -----------  ------     --------   -----------  -------
1997           $14,126     $3,167     $17,293     $8,281      $1,123     $9,404     $22,407       $4,290    $26,697
1996             6,546      5,648      12,194      6,599         557      7,156      13,145        6,205     19,350
1995               687      5,073       5,760      6,760         302      7,062       7,447        5,375     12,822


     The Company has future lease commitments under a land lease aggregating $7.3 million over its remaining term of 71 years. Current annual lease payments are approximately $63,000. The Company has entered into construction and design contracts for real estate projects, of which approximately $17.4 million remains committed at December 31, 1997. At December 31, 1997 the fair value of the Company's notes payable was $238 million. At December 31, 1996, the carrying value of the Company's notes payable approximates fair value.

5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for Wildwood Associates and CSC Associates, L.P. are included in the Company's Form 10-K.

                                                                                                            Company's
                                      Total Assets           Total Debt             Total Equity            Investment
                                  --------------------   -------------------     -------------------    -------------------
                                    1997        1996       1997       1996         1997       1996        1997       1996
                                  --------   --------    ---------  --------     --------   --------    --------   --------
SUMMARY OF FINANCIAL POSITION:
Wildwood Associates               $261,828   $268,910    $193,861   $166,490     $ 60,464   $ 90,658    $(12,622)  $  2,476
CSC Associates, L.P.               194,982    201,166         --         --       193,716    200,346      99,513    102,904
Ten Peachtree Place Associates      20,225     20,811     19,354     20,196           533        215          44         (4)
Haywood Mall                        40,546     41,530         --         --        39,643     40,941      20,626     20,743
Cousins LORET Venture, L.L.C.       68,820         --     30,000         --        50,214         --       8,770         --
CC-JM II Associates                 29,510     30,351     23,674     24,288         4,878      5,211       2,771      2,981
Norfolk Hotel Associates                --      8,283         --      4,050            --      4,182          --      2,091
Other                                2,433      2,365         --         --         2,302      2,144       1,096      1,071
                                  -------------------   -------------------      -------------------    -------------------
                                  $618,344   $573,416   $266,889   $215,024      $351,750   $343,697    $120,198   $132,262
                                  ===================   ===================      ===================    ===================

                                                                                            Company's Share
                                      Total Revenues               Net Income                of Net Income
                                -------------------------  -------------------------  -------------------------
                                  1997     1996     1995     1997     1996     1995     1997     1996     1995
                                -------  -------  -------  -------  -------  -------  -------  -------  -------

SUMMARY OF OPERATIONS:
Wildwood Associates             $39,115  $40,505  $37,767  $ 3,806  $ 8,490  $ 5,884  $ 1,903  $ 4,245  $ 2,942
CSC Associates, L.P.             35,159   33,312   31,195   18,720   16,108   14,697    9,284    7,978    7,308
Ten Peachtree Place Associates    4,295    4,284    4,276      718      632      523      248      235      236
Haywood Mall                     13,820   13,527   11,269    7,382    7,120    5,926    3,648    3,538    2,963
Cousins LORET Venture, L.L.C.     1,885       --       --      135      --        --       68       --       --
CC-JM II Associates               3,860    3,489       --      261      316       --      113      141       --
Norfolk Hotel Associates            214      820      804      180      552      486       90      276      243
Other                               329    2,018    1,504      215    1,586      846      107      791      421
                                -------------------------  -------------------------  -------------------------
                                $98,677  $97,955  $86,815  $31,417  $34,804  $28,362  $15,461  $17,204  $14,113
                                =========================  =========================  =========================

                                                                                Company's Share Of
                                                              -----------------------------------------------------
                                       Cash Flows From             Cash Flows From                Operating
                                     Operating Activities        Operating Activities         Cash Distributions
                                  -------------------------   -------------------------   -------------------------
                                    1997     1996     1995      1997     1996     1995      1997     1996     1995
                                  -------  -------  -------   -------  -------  -------   -------  -------  -------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates               $15,789  $20,278  $12,812   $ 7,894  $10,139  $ 6,406   $ 4,500  $ 4,000  $ 4,000
CSC Associates, L.P.               26,381   20,394   22,366    13,191   10,197   11,219    12,675    9,850    7,771
Ten Peachtree Place Associates      1,205    1,360    1,100       321      344      305       200      200      200
Haywood Mall                        9,795    7,877    3,502     4,897    3,939    1,751     3,895    4,990    3,349
Cousins LORET Venture, L.L.C.         768       --       --       384       --       --        --       --       --
CC-JM II Associates                 1,222   (1,655)      --       611     (828)      --       324      162       --

Norfolk Hotel Associates              132      428      338        66      214      169        --       --       --
Other                                 235    1,378      843       118      689      422       113      180      466
                                  -------------------------   -------------------------   -------------------------
                                  $55,527  $50,060  $40,961   $27,482  $24,694  $20,272   $21,707  $19,382  $15,786
                                  =========================   =========================   =========================

     Wildwood Associates - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns six office buildings totaling 2.1 million rentable square feet, other income-producing commercial properties, and additional developable land in Wildwood Office Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 289 acres, of which approximately 94 acres are owned by Wildwood Associates and an estimated 15 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park. The 15 acres of land which are committed to be contributed to Wildwood Associates by the Company are included in Wildwood Associates' financial statements under the caption "Land Committed to be Contributed" and are not included in "Land Held for Investment or Future Development" in the Company's financial statements. All costs associated with the land are borne by Wildwood Associates.
     Effective December 1, 1996, Wildwood Associates disposed of its interest in an office building at Summit Green in exchange for cancellation of the related mortgage debt. Summit Green is an office project situated on 21 acres of leased land in Greensboro, North Carolina and includes sites for two additional buildings. In connection with the office building disposition, Wildwood Associates and a related partnership also may dispose of a leasehold interest in the sites for the two additional buildings. No material gain or loss is anticipated to result from the disposition of the Summit Green project.
     Through December 31, 1997, IBM had contributed $46.6 million in cash plus properties having an agreed value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $49.3 million for its one-half interest in the partnership, and is obligated to contribute the aforesaid estimated 15 acres of additional land with an agreed value of $13.5 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.
     On March 20, 1997, Wildwood Associates completed the $30 million financing of the 4100 and 4300 Wildwood Parkway Buildings (see Note 4). In conjunction with this financing and a portion of the $70 million financing of the 3200 Windy Hill Road Building completed in December 1996, during the first quarter of 1997, Wildwood Associates made non-operating cash distributions of $12.5 million to each partner and paid the entire calendar year 1997 operating distribution of $4.5 million to each partner.
     The Company's investment as recorded in the Consolidated Balance Sheets, which was reduced to a negative investment of $12.6 million at December 31, 1997 due to the aforementioned partnership distributions, is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($30.2 million at December 31, 1997) is based upon the agreed values at the time the partnership was formed.
     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of NationsBank Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot NationsBank Plaza in Atlanta, Georgia.
     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests (50% each). See Note 4 for a discussion of the presentation of certain CSC assets, liabilities and revenues.
     Ten Peachtree Place Associates ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a 259,000 rentable square foot building located in midtown Atlanta, Georgia. The building is 100% leased to Coca-Cola through November 30, 2001.
     The TPPA partnership agreement generally provides that each of the partners is entitled to receive 50% of cash flows from operating activities net of note principal amortization through the term of the Coca-Cola lease, after which the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.
     Haywood Mall - Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina, is owned by the Company and an affiliate of Corporate Property Investors. The mall has 1,256,000 gross leaseable square feet ("GLA") (of which approximately 330,000 GLA is owned). The balance of the mall is owned by the mall's five major department stores.
     Cousins LORET Venture, L.L.C. Effective July 31, 1997, Cousins LORET Venture, L.L.C. ("the Venture") was formed between the Company and LORET Holdings, L.L.L.P. ("LORET"), each as 50% members. LORET contributed Two Live Oak Center, a 278,000 rentable square foot office building located in Atlanta, Georgia, which was recently renovated and is in the process of being leased up. Two Live Oak Center became partially operational for financial reporting purposes in October 1997. LORET also contributed an adjacent 4 acre site on which construction commenced in August 1997 on The Pinnacle, a 424,000 rentable square foot office building. Two Live Oak Center was contributed subject to a 7.90% $30 million non-recourse ten year mortgage note payable (see Note 4). The Company is obligated to contribute $25 million of cash to the Venture to match the value of LORET's agreed-upon equity, which cash is to be contributed as needed for the development of The Pinnacle. As of December 31, 1997, the Company had contributed $8.5 million of its $25 million obligation.
     Norfolk Hotel Associates ("NHA") - NHA was a partnership between the Company and an affiliate of Odyssey Partners, L.P., each as 50% partners, which held a mortgage note on and owned the land under the Omni International Hotel in Norfolk, Virginia. In January 1992, NHA terminated the land lease and became the owner of the hotel and a long-term parking agreement with an adjacent building owner. In April 1993, the partnership sold the hotel, but retained its interest in the parking agreement. The partnership received a mortgage note receivable for a portion of the sales proceeds. In July 1994, NHA distributed to each partner a 50% interest in the parking agreement held by NHA, and in July 1996 the Company sold its 50% interest for $2 million, resulting in a profit to the Company of approximately $408,000 which is included in Gain on Sale of Investment Properties in the accompanying Consolidated Statements of Income.
     On February 14, 1997, the mortgage note receivable due to NHA with a balance of $8,325,000 was repaid in full. A portion of the proceeds from the repayment was used to pay off the partnership's lines of credit, with substantially all of the balance of the partnership's assets ($2.2 million of cash for each partner) distributed to the partners in 1997.
The partnership was dissolved in 1997.
     CC-JM II Associates - This joint venture was formed in 1994 between the Company and an affiliate of CarrAmerica Realty Corporation, each as 50% general partners, to develop and own a 224,000 rentable square foot office building in suburban Washington, D.C. The building is 100% leased until January 2011 to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus. Rent commenced on January 21, 1996.

     Other - This category consists of several other joint ventures including:
     Cousins-Hines Partnerships - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia, subject to a preference in favor of the majority partner. This 1.2 million rentable square foot office building, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company ("DIHC"). In October 1997, Cornerstone Properties, Inc. purchased DIHC's interest in the partnership. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.
     Temco Associates - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 11,300 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire a timber rights interest only in approximately 22,000 acres. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $827 per acre at January 1, 1998, escalating at 6% on January 1 of each succeeding year during the term of the option. During 1996, approximately 375 acres of the option related to the fee simple interest was exercised and simultaneously sold for gross profits of approximately $1,427,000. None of the option was exercised in 1995 and 1997.
     Dusseldorf Joint Venture - In 1992, the Company entered into a joint venture agreement for the development of a 133,000 rentable square foot office building in Dusseldorf, Germany which is 34% leased to IBM. Cousins' venture partners are IBM and Multi Development Corporation International B.V. ("Multi"), a Dutch real estate development company. In December 1993, the building was presold to an affiliate of Deutsche Bank. CREC and Multi jointly developed the building. Due to the release of certain completion guarantees related to the building, approximately $2.6 million of development income was recognized in September 1995 ($931,000 of which had been deferred as of December 31, 1994). An additional $235,000 and $777,000 of development income was received and recognized in 1997 and 1996, respectively.

     Additional Information - The Company recognized $4,398,000, $4,926,000 and $5,780,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 1997, 1996 and 1995, respectively.
6.   STOCKHOLDERS' INVESTMENT

Common Stock Issuance:
     In December 1997, the Company issued 2,150,000 shares of common stock through a public offering at a price of $31.5625 per share. The Company has used the proceeds to reduce debt and develop income-producing properties.
General:
     The Company has elected to account for its stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation cost for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's earnings and earnings per share would have been as disclosed below. Options and Stock Appreciation Rights:
     The Company has a key employee stock incentive plan and an outside director stock plan which provide for the granting of both stock and stock option awards (see also "Stock Grants" below). Under both plans, stock options have been granted for a term of 10 years, and the vesting period for all options outstanding is 5 years and 1 year under the key employee and outside director plans, respectively.
     At December 31, 1997, 1,841,070 stock options to key employees and outside directors were outstanding, and the Company is authorized to award an additional 529,357 stock options or shares of stock. Prior to 1991, the Company included a provision in each key employee stock option agreement to allow the option holder to surrender options and request a cash payment for the difference between the fair market value of the shares at the date of surrender and the option price; all of those options were exercised prior to December 31, 1997.
     Separately from the stock incentive plan, the Company has issued stock appreciation rights ("SARs") to certain employees under two plans. At December 31, 1997, 120,600 SARs were outstanding, and the Company is authorized to award an additional 1,110,354 SARs.
     The Company accounts for stock options which have a cash payment election option as SARs. Accordingly, included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or reductions in accrued compensation expense to reflect the issuance of new SARs, vesting, changes in the market value of the common stock between periods, and forfeiture of non-vested SARs of terminated employees.

     The following is a summary of stock option activity under the stock option plans and SAR plans (in thousands, except per share amounts):



                                                          Number of                        Weighted Average
                                                           Shares                      Exercise Price Per Share
                                                 ---------------------------        ------------------------------
                                                 1997       1996       1995          1997        1996        1995
                                                 ----       ----       ----         ------      ------      ------
Stock Option Plans
------------------
Outstanding, beginning of year                   1,507      1,413      1,184        $17.95      $15.42      $14.74
Granted                                            580        436        300        $30.15      $22.75      $18.00
Exercised                                         (231)      (340)       (42)       $14.67      $13.61      $13.30
Forfeited                                          (15)        (2)       (29)       $19.01      $16.77      $16.99
                                                 ---------------------------
Outstanding, end of year                         1,841      1,507      1,413        $22.23      $17.95      $15.42
                                                 ===========================
Shares exercisable at end of year                  630        601        805        $17.04      $15.29      $13.68
                                                 ===========================
SARs
Outstanding, beginning of year                     184        344        369        $14.74      $13.21      $13.21
Granted                                             --         --         --            --            --        --
Exercised                                          (62)      (159)       (23)       $14.09      $11.44      $13.03
Forfeited                                           (1)        (1)        (2)       $16.88      $13.59      $13.91
                                                 ---------------------------
Outstanding, end of year                           121        184        344        $15.05      $14.74      $13.21
                                                 ===========================
Shares exercisable at end of year                  103        145        272        $14.74      $14.21      $12.44
                                                 ===========================



     The following table provides a breakdown by exercise price range of the number of shares, weighted average exercise price, and remaining contractual lives for all stock options and SARs outstanding at December 31, 1997 (in thousands, except per share amounts and option life):



                                                  For Outstanding Options/SARs
                                                  ----------------------------
     Exercise                                      Weighted  Weighted Average
       Price                                       Average   Contractual Life
       Range            Outstanding  Exercisable    Price       (in years)
     --------           -----------  -----------   --------  ----------------
Stock Option Plans
------------------
$13.25 to $16.30             547         422        $15.61         5.6
$16.31 to $23.00             714         205        $20.85         8.5
$23.01 to $30.25             580           3        $30.15         9.9
                           -------------------------------------------
Total                      1,841         630        $22.23         8.1
                           ===========================================
SARs
----
$10.78 to $13.75              46          46        $12.85         3.4
$13.76 to $16.875             75          57        $16.40         5.0
                           -------------------------------------------
Total                        121         103        $15.05         4.4
                           ===========================================

     At December 31, 1997 and 1996, the total amount accrued for stock options, SARs, and Deferred Payment Agreements was $1,746,000 and $2,472,000, respectively.
     Stock Grants:
     As indicated above the key employee stock incentive plan and the outside director stock plan provide for stock awards in addition to stock option awards. The stock awards may be subject to specified performance and vesting requirements. Under the outside director stock plan, since April 1995 a director could elect to receive any portion of his director fees in stock, and since May 1996 the amount of stock received has been based on 95% of the market price.
     As of December 31, 1997, 110,400 shares of common stock have been awarded under the key employee stock incentive plan, of which 10,400 shares were awarded in lieu of 1995 cash bonuses, and 100,000 shares were awarded in 1995 subject to specified performance and vesting requirements. The estimated cost of the 100,000 shares, which will not be issued until all requirements have been met, is being accrued over the five year performance and vesting period, and at December 31, 1997 and 1996, $1,242,000 and $654,000 was accrued, respectively. Outside directors elected to receive 4,638, 2,260 and 307 shares of stock in lieu of cash for director fees in 1997, 1996 and 1995, respectively.
     SFAS No. 123 Pro Forma Disclosures:
     For purposes of the pro forma disclosures required by SFAS No. 123, the Company has computed the value of all stock and stock options awards granted during 1997, 1996 and 1995 using the Black-Scholes option pricing model with the following weighted-average assumptions and results:

                            1997      1996      1995
                            ----      ----      ----
Assumptions
-----------
Risk-free interest rate     5.93%     6.26%     5.94%
Assumed dividend yield      4.80%     5.34%     6.00%
Assumed lives of option
  awards                    8 years   8 years   8 years
Assumed volatility          0.202     0.171     0.173
Results
Weighted average
  fair value of
  options granted           $ 5.12    $ 3.08    $ 1.98

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. In the Company's opinion, because the Company's stock-based compensation awards have characteristics significantly different from traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, the results obtained from the valuation model do not necessarily provide a reliable single measure of the value of its stock-based compensation awards.
     If the Company had accounted for its stock-based compensation awards in 1997, 1996 and 1995 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts):

                             1997      1996      1995
                           -------   -------   -------
Pro forma net income       $36,769   $40,978   $26,297
Pro forma basic net
   income per share        $  1.26   $  1.44   $   .94
Pro forma diluted net
   income per share        $  1.24   $  1.43   $   .93

     Because the SFAS No. 123 method of accounting has not been applied to awards granted prior to January 1, 1995, the pro forma compensation adjustments used to derive the above results are not likely to be representative of the pro forma compensation adjustments to be reported in future years.

     Per Share Data:
                                                   1997        1996       1995
                                                  ------      ------     ------
         Weighted average shares                  29,267      28,520     27,983
         Dilutive potential common shares            426         218        163
         Adjusted weighted average shares         29,693      28,738     28,146
         Anti-dilutive options not included          565          --         --



     Ownership Limitations:
     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.

     Distribution of REIT Taxable Income:

     The following is a reconciliation between dividends declared and dividends applied in 1996 and 1995 and estimated to be applied in 1997 to meet REIT distribution requirements ($ in thousands):

                                                                                         1997      1996      1995
                                                                                       -------   -------   -------
         Dividends declared                                                            $37,606   $31,912   $27,691
         Additional dividends paid deduction due to 5% discount on
           dividends reinvested                                                            236       408       277
         That portion of dividends declared in current year, and paid in current
           year, which was applied to the prior year distribution requirements          (4,816)   (2,197)   (3,048)
         That portion of dividends declared in subsequent year, and paid in
           subsequent year, which will apply to current year                             9,789     4,816     2,197
                                                                                       ---------------------------
         Dividends applied to meet current year REIT distribution requirements         $42,815   $34,939   $27,117
                                                                                       ===========================

     Tax Status of Dividends:
     Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.
     In 1997, the Company designated as 28% capital gain dividends 49% of the dividend paid February 10, 1997. In 1996, the Company designated as capital gain dividends 16.778% of the dividend paid February 22, 1996 and 30.6774% of the dividend paid December 23, 1996. In 1995, the Company designated as capital gain dividends 2.4815% of the dividend paid December 21, 1995. All other dividends paid in 1995 and 1997 were taxable as ordinary dividends. In addition, in 1997, 1996 and 1995 an amount calculated as 1.91%, 1.95% and 3.25% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.

7.   INCOME TAXES

     In 1997, 1996 and 1995, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (estimated 1997 and actual 1996 and 1995) and Consolidated Net Income as reported herein are as follows ($ in thousands):

                                                                                          1997       1996       1995
                                                                                        -------    -------    -------
         Consolidated net income                                                        $37,277    $41,016    $26,342
         Consolidating adjustments                                                       (1,218)    (3,868)       348
         Less CREC net (income) loss                                                       (482)     2,937     (1,652)
                                                                                        -----------------------------
         Cousins net income for financial reporting purposes                             35,577     40,085     25,038
         Adjustments arising from:
           Sales of investment properties                                                 1,615     (8,844)    (1,633)
           Income from unconsolidated joint ventures (principally depreciation,
              revenue recognition, and operational timing differences)                    1,770       (489)    (1,891)
           Rental income recognition                                                       (440)        73       (130)
                                                                                               -
           Interest income recognition                                                      554        448        305
           Wildwood Training Facility differences                                            --        411        375
           Interest expense                                                               1,600      2,356      2,830
           Compensation expense under stock option and SAR plans                         (2,578)    (2,893)       312
           Depreciation                                                                   4,697      1,170        245
           Other                                                                             20      2,622      1,666
                                                                                       ------------------------------
              Cousins taxable income                                                   $ 42,815   $ 34,939   $ 27,117
                                                                                       ==============================


     The consolidated provision (benefit) for income taxes is composed of the following ($ in thousands):

                                                                                          1997       1996       1995
         CREC and its wholly owned subsidiaries:
         Currently payable:
           Federal                                                                      $    46   $     --   $     --
           State                                                                             --         --         --
                                                                                        -----------------------------
                                                                                             46         --         --
                                                                                        -----------------------------
         Adjustments arising from:
           Income from unconsolidated joint ventures                                        304        298        171
           Operating loss carryforward                                                      751     (1,133)       914
           Stock appreciation right expense                                                 119       (185)      (324)
           Fee income                                                                        --         --        354
           Other                                                                           (922)      (776)       (49)
                                                                                        -----------------------------
                                                                                            252     (1,796)     1,066
                                                                                        -----------------------------
         CREC provision (benefit) for income taxes                                          298     (1,796)     1,066
         Cousins provision (benefit) for state income taxes                                  72        680       (228)
         Less provision applicable to gain on sale of investment properties              (1,897)      (587)       (91)
                                                                                        -----------------------------

         Consolidated provision (benefit) applicable to income from operations          $(1,527)   $(1,703)   $   747
                                                                                        =============================

     The Cousins provision (benefit) for state income taxes in 1995 is net of $252,000 of state income tax refunds related to a successful judicial appeal by Cousins of an assessment paid in 1992.

     The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC's income (loss) before taxes as follows ($ in thousands):

                                                                      1997                1996               1995
                                                                ---------------    ----------------     ---------------
                                                                Amount     Rate     Amount     Rate     Amount     Rate
                                                                ------     ----    -------     ----     ------     ----
     Federal income tax provision (benefit)                     $   265     34%    $(1,609)     34%     $  924     34%
     State income tax provision (benefit), net of
       federal income tax effect                                     31      4        (189)      4         109      4
     Other                                                            2     --           2      --          33      1
                                                                ------------------------------------------------------
     CREC provision (benefit) for income taxes                      298     38%     (1,796)     38%      1,066     39%
                                                                            ---                 ---                ---
     Cousins provision (benefit) for income taxes                    72                680                (228)
     Less provision applicable to gain on sale of
       investment properties                                     (1,897)              (587)                (91)
                                                                -------             ------              ------
     Consolidated provision (benefit) applicable to income
       from operations                                          $(1,527)           $(1,703)             $  747
                                                                =======            =======              ======

     The components of CREC's net deferred tax liability are as follows ($ in thousands):

                                    1997        1996
                                  -------     -------
Deferred tax assets               $ 4,244     $ 3,684
Deferred tax liabilities           (4,961)     (4,148)
                                  --------------------
Net deferred tax liability        $  (717)    $  (464)
                                  ===================

     The tax effect of significant temporary differences representing CREC's deferred tax assets and liabilities are as follows ($ in thousands):

                                    1997        1996
                                  -------     -------
Operating loss carryforward       $ 2,258     $ 1,749
Income from unconsolidated
   joint ventures                  (3,872)     (3,485)
Stock appreciation right expense      821         939
Other                                  76         333
                                  -------------------
                                  $  (717)    $  (464)
                                  ===================

8.   PROPERTY TRANSACTIONS

     Retail Properties
     In January 1997, the Company purchased the land for, and commenced construction of Abbotts Bridge Station, an approximately 83,000 square foot neighborhood retail center in suburban Atlanta, Georgia. In August 1997, the Company purchased the land for, and commenced construction of Laguna Niguel Promenade, an approximately 153,000 square foot retail center in Laguna Niguel, California.
     On July 1, 1997,  CREC sold  Rivermont  Station  and Lovejoy  Station,  two
Atlanta neighborhood retail centers with 90,000 and 77,000 square feet, respectively, for $20.1 million, which was approximately $4.0 million over the cost of the centers. Including depreciation recapture of approximately $.5 million and net of an income tax provision of approximately $1.5 million, the net gain on the sale was approximately $3.0 million.
     Subsequent to year-end, in February 1998, the Company purchased The Shops at Palos Verdes, located in Rolling Hills Estates, California, in the greater Los Angeles metropolitan area. This 355,000 square foot center includes existing retail space and a parking deck. The Company plans to reposition and remerchandise the project into an approximately 380,000 square foot open-air, high-end specialty center.
     Office Properties
     In April 1997, the Company purchased the land on which construction commenced on Grandview II, a 150,000 rentable square foot office building in Birmingham, Alabama.
     Two Live Oak Center, a 278,000 rentable square foot office building located in Atlanta, Georgia owned by Cousins LORET Venture, L.L.C. became partially operational for financial reporting purposes in October 1997. In August 1997, Cousins LORET Venture, L.L.C. commenced construction on The Pinnacle, a 424,000 rentable square foot office building located adjacent to Two Live Oak Center (see Note 5).
     In November 1997, the Company purchased approximately .6 acres of undeveloped land in downtown San Francisco, California which is entitled for an approximately 381,000 rentable square foot office building. The Company is currently pursuing predevelopment and investigative work to confirm the feasibility of developing this office building. Subsequent to year-end, in January 1998, the Company purchased the land for, and commenced construction on Carlyle I, an approximately 150,000 square foot office building in Alexandria, Virginia.
     Medical Office Properties
     In August 1997, Presbyterian Medical Plaza at University, a 69,000 rentable square foot medical office building became partially operational for financial reporting purposes. In September 1997, the Company commenced construction on Meridian Mark Plaza, a 159,000 rentable square foot medical office building located in Atlanta, Georgia.
     Residential Lots
     The Company is currently developing six residential communities in suburban Atlanta, including four in which development commenced in 1994, one in 1995 and one in 1996. These developments currently include land on which approximately 1,726 lots are being developed (with additional lots developable on adjacent land under option), of which 260, 227 and 183 lots were sold in 1997, 1996 and 1995, respectively. 9. CONSOLIDATED STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION
     Interest (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

                                  1997     1996    1995
                                -------   ------   -----

Interest paid                   $14,118   $5,753   $ 846
Income taxes paid
   (refunded), net of $511
   and $252 refunded
   1996 and 1995,
   respectively                 $    46   $   54   $ 376

     Significant non-cash financing and investing activities included the following:
     a. In 1997,  1996 and 1995,  approximately  $87,658,000,  $78,169,000  and,
$2,860,000 respectively, were transferred from Projects Under Construction to Operating Properties.
     b.  In  1997  and  1996,   approximately  $1,553,000  and  $3,246,000  were
transferred from Land Held for Investment or Future Development to Operating Properties. In 1995, approximately $2,970,000 was transferred from Land Held for Investment or Future Development to Projects Under Construction.
     c. In January 1997, approximately $17,005,000 was transferred from Notes and Other Receivables to Operating Properties (see Note 3).
     d. In December 1996, in conjunction with the acquisition of 101 Independence Center a mortgage note payable of approximately $30,879,000 was assumed.
     e. In January 1996, in conjunction with the exchange of certain partnership interests approximately $3,825,000 was transferred from Minority Interests in Consolidated Entities to Operating Properties ($3,283,000) and Projects Under Construction ($542,000); and approximately $1,688,000 was transferred from Investment in Unconsolidated Joint Ventures to Operating Properties.

10. RENTAL PROPERTY REVENUES

     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and all are classified and accounted for as operating leases.
     At December 31, 1997, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                                   Office
                                     and
                                   Medical
                       Retail      Office       Total
                      --------    --------    --------
1998                  $ 27,643    $ 33,469    $ 61,112
1999                    27,736      32,400      60,136
2000                    27,029      26,638      53,667
2001                    26,738      20,119      46,857
2002                    25,328      14,732      40,060
Subsequent to 2002     257,426      76,568     333,994
                      --------------------------------
                      $391,900    $203,926    $595,826
                      ================================


Cousins Properties Incorporated and Consolidated Entities

--------------------------------------------------------------------------------
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
($ in thousands, except per share amounts)

                                                   1997           1996            1995          1994          1993
                                                 -------        --------        --------      --------      --------
Rental property revenues                         $ 62,252       $ 33,112        $ 19,348      $ 13,150      $  6,687
Fees                                                7,291          6,019           7,884         5,023         5,903
Residential lot and outparcel sales                12,847         14,145           9,040         6,132            --
Interest and other                                  3,609          5,256           4,764         6,801         6,456
                                                 -------------------------------------------------------------------
Total revenues                                     85,999         58,532          41,036        31,106        19,046
                                                 -------------------------------------------------------------------
Income from unconsolidated joint ventures          15,461         17,204          14,113        12,580         5,516
                                                 -------------------------------------------------------------------
Rental property operating expenses                 15,371          7,616           4,681         3,338         2,310
Depreciation and amortization                      14,046          7,219           4,516         3,742         3,164
Stock appreciation right expense                      204          2,154           1,298           433           721
Residential lot and outparcel cost of sales        11,917         13,676           8,407         5,762            --
Interest expense                                   14,126          6,546             687           411            --
General, administrative, and other expenses        16,018         12,016          10,333         9,627         9,124
                                                 -------------------------------------------------------------------
Total expenses                                     71,682         49,227          29,922        23,313        15,319
Provision (benefit) for income taxes
   from operations                                 (1,527)        (1,703)            747          (166)         (795)
Gain on sale of investment properties,
   net of applicable income tax provision           5,972         12,804           1,862         6,356         1,927
                                                 -------------------------------------------------------------------
Net income                                       $ 37,277       $ 41,016        $ 26,342      $ 26,895      $ 11,965
                                                 ===================================================================
Basic net income per share                       $   1.27       $   1.44        $    .94      $    .97      $    .53
                                                 ===================================================================
Diluted net income per share                     $   1.26       $   1.43        $    .94      $    .96      $    .52
                                                 ===================================================================
Cash dividends declared per share                $   1.29       $   1.12        $    .99      $    .90      $    .73
                                                 ===================================================================
Total assets                                     $617,739       $556,644        $418,006      $330,817      $319,702
Notes payable                                     226,348        231,831         113,434        41,799        35,151
Stockholders' investment                          370,674        299,184         277,678       272,898       270,557
Shares outstanding at year-end                     31,472         28,920          28,223        27,864        27,831


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders of Cousins Properties Incorporated:
     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. and Haywood Mall which statements combined reflect assets of 38% and 42% of the joint ventures totals as of December 31, 1997 and 1996 and revenues of 50%, 48% and 49% of the 1997, 1996 and 1995 joint ventures totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, is based solely on the reports of the other auditors.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.
                                    ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 16, 1998

Cousins Properties Incorporated and Consolidated Entities

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
Results of Operations For The Three Years Ended December 31, 1997
     General. Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results. The notes referenced in the discussion below are the "Notes to Consolidated Financial Statements" included in this annual report.
     Rental Property Revenues and Operating Expenses. Rental property revenues increased from $19,348,000 in 1995 to $33,112,000 and $62,252,000 in 1996 and
1997, respectively. Rental property revenues from the Company's office portfolio increased approximately $19,834,000 in 1997 due primarily to the acquisition of two office buildings, the addition of two new office buildings which became operational for financial reporting purposes during 1996, and one medical office building which became partially operational for financial reporting purposes during 1997. Rental property revenues from 101 Independence Center and 615 Peachtree Street, two office buildings which were acquired in December 1996 and August 1996, respectively, contributed to the increase in 1997 by $10,844,000 and $1,578,000, respectively. Two office buildings, 100 and 200 North Point Center East, which became operational for financial reporting purposes in April 1996 and November 1996, respectively, increased rental property revenues in 1997 approximately $1,186,000 and $2,354,000, respectively. Presbyterian Medical Plaza at University, which became partially operational in August 1997, contributed approximately $477,000 to rental property revenues in 1997.
     The Wildwood Training Facility also favorably impacted the rental property revenues recognized from the Company's office portfolio by approximately $3,319,000 in 1997. Effective January 1, 1997, the Wildwood Training Facility is being accounted for as an owned property by the Company (see Note 3).
     Rental property revenues from the Company's retail portfolio increased approximately $9,509,000 in 1997. The increase was due primarily to new retail centers or expansions of existing retail centers which became operational for financial reporting purposes during 1996 as follows (1997 increase): Colonial Plaza MarketCenter in March 1996 ($3,041,000), Greenbrier MarketCenter in October 1996 ($4,059,000), Los Altos MarketCenter in November 1996 ($2,746,000), the expansion of Presidential MarketCenter in June 1996 ($956,000), the expansion of North Point MarketCenter in December 1996 ($524,000) and Mansell Crossing Phase II in March 1996 ($619,000). (The Company does not own Mansell Crossing Phase I.) Rivermont Station, which became operational for financial reporting purposes in February 1997 but was subsequently sold on July 1, 1997 (see Note 8), increased rental property revenues approximately $644,000.
     The tax-deferred exchange of Lawrenceville MarketCenter in November 1996 partially offset the foregoing increases in rental property revenues by $3,027,000 in 1997. Also the sale of Lovejoy Station on July 1, 1997 (see Note
8) negatively impacted rental property revenues by approximately $297,000. Rental property revenues from the Company's office portfolio increased approximately $4,211,000 in 1996. The aforementioned two new office buildings and two acquisitions of existing office buildings also favorably impacted 1996 rental property revenues. The 100 and 200 North Point Center East office buildings increased rental property revenues $1,554,000 and $270,000, respectively. The acquisitions of 615 Peachtree Street and 101 Independence Center also contributed to the increase by $1,057,000 and $886,000, respectively.
     Rental property revenues from the Company's retail portfolio increased approximately $9,887,000 in 1996. The increase in 1996 was due in part to increased rental property revenues from five retail centers, Lawrenceville MarketCenter ($2,714,000), Lovejoy Station ($712,000), Colonial Plaza MarketCenter ($3,366,000), Presidential MarketCenter Phase II ($727,000) and Greenbrier MarketCenter ($872,000). Three other centers also favorably impacted 1996 results by somewhat less than the aforementioned five retail centers:
Mansell Crossing Phase II rental property revenues increased approximately $571,000, North Point MarketCenter rental property revenues increased approximately $518,000, and Los Altos MarketCenter rental property revenues increased approximately $336,000. Rental property revenues were negatively impacted by approximately $278,000 in 1996 due to the termination of one tenant at Perimeter Expo in February 1996 which was replaced by a better credit tenant whose lease commenced in August 1996.
     Rental property revenues from 24 acres of the North Point land being ground leased to freestanding users also increased in 1996 by approximately $347,000. Approximately 11 of the total 24 acres of leases began generating income throughout 1995.
     Rental property operating expenses increased from $4,681,000 in 1995 to $7,616,000 and $15,371,000 in 1996 and 1997, respectively. The increases in 1996 and 1997 were primarily related to the occupancy of the retail power centers, the 100 and 200 North Point Center East office buildings and Presbyterian Medical Plaza at University, as well as the acquisitions of the 615 Peachtree Street and 101 Independence Center office buildings and the reclassification of the Wildwood Training Facility as discussed above.
     Development Income. Development income decreased from $3,515,000 in 1995 to $1,660,000 in 1996 and then increased to $3,123,000 in 1997. Development income recognized by the Company's retail division from third party retail developments increased approximately $1,324,000 in 1997. Development income was also favorably impacted by $622,000 from the fee development of Total Systems' corporate headquarters in Columbus, Georgia. Partially offsetting the foregoing increases in development income in 1997 was a decrease in development income received from the Dusseldorf project of approximately $542,000 (see Note 5).
     The decrease in development income in 1996 was due primarily to a decrease in the recognition of development income from the Dusseldorf joint venture's office building project ($2,604,000 in 1995 and $777,000 in 1996) (see Note 5). Also contributing to the decrease in 1996 was a decrease of approximately $140,000 in development fees received from the Emory Conference Center, a third party development. Partially offsetting the decrease in 1996 was an increase in development fees from Wildwood Associates (approximately $334,000) which was attributed to development of three new office buildings in Wildwood Office Park, the 4100, 4200 and 4300 Wildwood Parkway Buildings.
     Management Fees. Management fees increased from $2,213,000 in 1995 to $2,801,000 and $3,448,000 in 1996 and 1997, respectively. The increases in both 1996 and 1997 were due to the acquisition of the management contracts of The Lea Richmond Company in July 1996 (increases of approximately $395,000 and $491,000, respectively). Management fees also increased in 1996 and 1997 due to lease-up of the projects from which management fees are received.
     Leasing and Other Fees. Leasing and other fees decreased from $2,156,000 in 1995 to $1,558,000 and $720,000 in 1996 and 1997, respectively. The decrease in leasing and other fees in 1997 was due in part to a decrease of approximately $843,000 from leasing fees related to Wildwood Office Park, primarily related to fees received from the leasing of the 4100 and 4300 Wildwood Parkway Buildings. Leasing and other fees recognized by the Company's retail division from third party developments also decreased approximately $305,000 in 1997. The decrease in 1997 was partially offset by the recognition of approximately $411,000 of leasing fees from the Company's newly formed venture, Cousins LORET Venture, L.L.C. (see Note 5).
     The decrease in leasing and other fees in 1996 was due primarily to a decrease of approximately $567,000 in leasing and other fees recognized by the Company's retail division from third party retail developments. Also contributing to the decrease in 1996 was a decrease of approximately $327,000 in leasing fee income from NationsBank Plaza and a decrease of approximately $228,000 in leasing fee income from a third party office project. Partially offsetting the decrease in 1996 was an increase of approximately $540,000 from leasing fees related to Wildwood Office Park.
     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales increased from $9,040,000 in 1995 to $14,145,000 in 1996 and then decreased to $12,847,000 in 1997. The decrease in 1997 is due primarily to a decrease in outparcel sales by CREC and one of its subsidiaries from
$3,951,000 in 1996 to $2,619,000 in 1997 resulting from the sale of eight outparcels in 1996 and five outparcels in 1997. The decrease was partially offset by an increase in residential lot sales from $10,194,000 in 1996 to $10,228,000 in 1997. The number of lots sold increased from 227 lots in 1996 to 260 lots in 1997.
     The increase in 1996 is due primarily to an increase in outparcel sales by CREC and one of its subsidiaries from $525,000 in 1995 to $3,951,000 in 1996 resulting from the sale of one outparcel in 1995 and eight outparcels in 1996. An increase in residential lot sales from $8,515,000 to $10,194,000 also contributed to the increase in 1996. The number of lots sold increased from 183 lots in 1995 to 227 lots in 1996.
     Residential lot and outparcel cost of sales increased from $8,407,000 in 1995 to $13,676,000 in 1996 and then decreased to $11,917,000 in 1997. The increase in 1996 and decrease in 1997 were due to the aforementioned increases and decreases in sales.
     Interest and Other Income. Interest and other income increased from $4,764,000 in 1995 to $5,256,000 in 1996 and then decreased to $3,609,000 in
1997. The decrease in interest and other income in 1997 was due primarily to the reclassification of the Wildwood Training Facility Mortgage Note Receivable to Operating Properties (see Note 3), which caused a decrease of approximately $1,591,000 in interest income. Also contributing to the decrease in 1997 was a decrease of approximately $351,000 in interest income recognized from temporary investments. During 1996, the Company recognized interest income on temporary investments made with proceeds received from the CSC Associates, L.P. financing (see Note 4). No similar amounts were invested in 1997. Partially offsetting the aforementioned decreases was an increase in interest income of approximately $369,000 recognized from the Daniel Realty Company Note Receivable (see Note 3).
     The increase in 1996 was due to an increase in interest income received from temporary investments made with proceeds received from the aforementioned CSC Associates, L.P. financing completed in 1996.
     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased from $14,113,000 in 1995 to $17,204,000 in 1996 and then decreased to $15,461,000 in 1997.
     Income from CSC Associates, L.P. increased from $7,308,000 in 1995 to $7,978,000 and $9,284,000 in 1996 and 1997, respectively. The increases in both 1996 and 1997 were due to the continued lease-up of NationsBank Plaza. Results in 1997 also increased due to the increase in rental income from a tenant whose increase in rental rate did not require straight-lining under Statement of Financial Accounting Standards No. 13. Also favorably impacting 1997 results was a decrease in depreciation and amortization in 1997 of approximately $217,000 due to certain deferred leasing and marketing costs and furniture and equipment becoming fully amortized during 1997.
     Income from Wildwood Associates increased from $2,942,000 in 1995 to $4,245,000 in 1996 and then decreased to $1,903,000 in 1997. Results in 1997 were negatively impacted by an increase in interest expense of approximately $1,630,000. This increase was due primarily to the financing of the 3200 Windy Hill Road Building which contributed approximately $2,773,000 to the increase in interest expense in 1997. On December 16, 1996, Wildwood Associates completed the financing of this building with a $70 million non-recourse mortgage note payable at an 8.23% interest rate and a maturity of January 1, 2007. Concurrent with the financing, Wildwood Associates paid down its line of credit to $0 which partially offset the increase in interest expense by approximately $846,000. Interest expense also increased due to the financing of the 4100 and 4300 Wildwood Parkway Buildings which increased interest expense $901,000. On March 20, 1997, Wildwood Associates completed the financing of these two buildings with a $30 million non-recourse mortgage note payable at a 7.65% interest rate and a term of fifteen years. In conjunction with this financing and a portion of the aforementioned $70 million financing of the 3200 Windy Hill Road Building, during the first quarter of 1997, Wildwood Associates made non-operating cash distributions of $12.5 million to each partner and paid the entire calendar year 1997 operating distribution of $4.5 million to each partner. Wildwood Associates used the remaining loan proceeds and the operating cash flow for the balance of 1997 to complete the 4200 Wildwood Parkway Building.
     Partially offsetting the increase in interest expense in 1997 was a decrease of approximately $475,000 in interest expense related to the Summit Green Building. Effective December 1, 1996, Wildwood Associates disposed of its interest in this building in exchange for cancellation of the related mortgage debt. In addition, an increase in interest capitalization also partially offset the increase in interest expense by $473,000.
     Income before depreciation, amortization and interest expense from the 4100 and 4300 Wildwood Parkway Buildings favorably impacted results in 1997 by approximately $840,000. The 4100 and 4300 Wildwood Parkway Buildings became partially operational for financial reporting purposes in March 1996. Lease-up of the 2300 and 2500 Windy Ridge Parkway Buildings also increased income before depreciation, amortization and interest expense by $152,000 and $319,000, respectively. Income before depreciation, amortization and interest expense from the 3200 Windy Hill Road Building decreased approximately $1,222,000 due primarily to the effect of the straight-lining of rental revenues in accordance with Statement of Financial Accounting Standards No. 13, which decreased rental revenues by approximately $1,386,000. The disposition of the Summit Green Building, as discussed above, decreased income before depreciation, amortization and interest expense by approximately $896,000.
     Results in 1996 were favorably impacted by a decrease in interest expense of approximately $883,000 which was due primarily to increased interest capitalization and to the refinancings of two mortgage notes in December 1995. The 4100 and 4300 Wildwood Parkway Buildings becoming partially operational for financial reporting purposes in March 1996 increased income before depreciation, amortization and interest expense by approximately $877,000 in 1996. The income before depreciation, amortization and interest expense of the 2500 Windy Ridge Parkway Building decreased approximately $720,000 in 1996, primarily due to the expiration of a tenant's lease which was replaced with another tenant with less square footage at a lower rate. Additionally, increases in income before depreciation, amortization and interest expense from the 2300 Windy Ridge Parkway Building contributed to the increase in 1996 by approximately $276,000.
     Income from Haywood Mall increased from $2,963,000 in 1995 to $3,538,000 and $3,648,000, in 1996 and 1997, respectively. The increase in 1996 was due to an increase of approximately $798,000 in 1996 in income before depreciation, amortization and interest expense resulting from the completion and lease-up of an expansion of Haywood Mall. This increase was partially offset by an increase in depreciation and amortization of approximately $201,000 in 1996, which was also due to the expansion of Haywood Mall.
     Income from Temco Associates increased from a loss of $36,000 in 1995 to income of $700,000 in 1996 and then decreased to income of $11,000 in 1997. During 1996, Temco Associates exercised portions of the option related to the fee simple interest to purchase 375 acres of land which it simultaneously sold. CREC's share of the gain on these sales was approximately $713,000. There were no similar sales in 1995 or 1997.
     Income from Hickory Hollow Associates decreased from $257,000 in 1995 to a loss of $11,000 in 1996 and a loss of $8,000 in 1997. The decreases in 1996 and 1997 were due to two outparcel sales in 1995 and none in 1996 and 1997.
     Income from CC-JM II Associates increased from $0 in 1995 to $141,000 in 1996 and then decreased to $113,000 in 1997. The increase in 1996 was due to the John Marshall-II office building becoming fully operational for financial reporting purposes in late January 1996.
     General and Administrative Expenses. General and administrative expenses increased from $7,668,000 in 1995 to $9,148,000 and $12,717,000 in 1996 and
1997, respectively. The increases in 1997 and 1996 were primarily related to the Company's expansion and the acquisition of The Lea Richmond Company and The Richmond Development Company in July 1996. The increase in 1997 was also due to approximately $397,000 of additional expense being accrued in 1997 for higher than anticipated estimates of runoff and other expenses associated with the termination of the Company's partially self-insured medical plan in December 1996.
     Depreciation and Amortization. Depreciation and amortization increased from $4,516,000 in 1995 to $7,219,000 and $14,046,000 in 1996 and 1997, respectively.
Both the 1996 and 1997 increases were due primarily to the retail centers becoming operational as discussed above. The 1996 and 1997 increases were also due to the 100 and 200 North Point Center East office buildings becoming operational and the acquisition of the 101 Independence Center and 615 Peachtree Street office buildings as discussed above. Both the reclassification of the Wildwood Training Facility Mortgage Note Receivable to Operating Properties, as well as Presbyterian Medical Plaza at University becoming partially operational in August 1997 increased depreciation and amortization in 1997.
     Stock Appreciation Right Expense. Stock appreciation right expense increased from $1,298,000 in 1995 to $2,154,000 in 1996 and then decreased to $204,000 in 1997. This non-cash item is primarily related to the number of stock appreciation rights outstanding and the Company's stock price. A reduction in the number of stock appreciation rights outstanding due to exercises which occurred since the first quarter of 1996 contributed to the decrease in the stock appreciation right expense. The Company's stock price was $29.3125, $28.125 and $20.25 per share at December 31, 1997, 1996 and 1995, respectively.
     Interest Expense. Interest expense increased from $687,000 in 1995 to $6,546,000 and $14,126,000 in 1996 and 1997, respectively. Interest expense before capitalization increased from $5,760,000 in 1995 to $12,194,000 and $17,293,000 in 1996 and 1997, respectively, due to higher debt levels. The amount of interest capitalization (a reduction of interest expense), which increases and decreases with increases and decreases in projects under development, increased from $5,073,000 in 1995 to $5,648,000 in 1996 which partially offset the overall increase in interest expense in 1996, and then decreased to $3,167,000 in 1997 which contributed to the increase in interest expense in 1997.
     Property Taxes on Undeveloped Land. Property taxes on undeveloped land increased from $977,000 in 1995 to $1,301,000 in 1996 and then decreased to $606,000 in 1997. The decrease in 1997 was primarily due to favorable settlements of property taxes on the Company's land related to 1994, 1995 and 1996 tax years, which had been under appeal. The increase in 1996 was due primarily to an increase in property taxes on the land the Company owns in Wildwood Office Park due to a property tax reassessment ($254,000 increase).
     Other Expenses. Other expenses decreased from $1,688,000 in 1995 to $1,567,000 in 1996 and then increased to $2,695,000 in 1997. The increase in 1997 and decrease in 1996 were due to an increase and decrease in predevelopment expenses, respectively.
     Provision (Benefit) for Income Taxes From Operations. The provision (benefit) for income taxes from operations decreased from a provision of $747,000 in 1995 to a benefit of $1,703,000 in 1996, which benefit decreased to a benefit of $1,527,000 in 1997. The decrease in the benefit for income taxes from operations in 1997 was due to a decrease of $463,000 in CREC and its subsidiaries' loss before income taxes and gain on sale of investment properties, which decrease was due to the aforementioned increases in development income recognized by CREC and its subsidiaries. Partially offsetting the increase in development income was an increase in predevelopment expense and a decrease in intercompany development and leasing fees recognized in 1997. Certain development and leasing fees recorded on CREC and its subsidiaries' books are intercompany fee income which is eliminated in consolidation, but the tax effect is not.
     The decrease in the 1996 provision (benefit) for income taxes from operations was due primarily to a decrease of $7,229,000 in CREC and its subsidiaries' income before income taxes and gain on sale of investment properties which resulted in a loss for CREC and its subsidiaries and hence an income tax benefit. The decrease in CREC and its subsidiaries' income before income taxes and gain on sale of investment properties was due primarily to a decrease in development and leasing fees received by CREC and its subsidiaries including a decrease in development fee income from the Dusseldorf project as discussed above. In addition, CREC and its subsidiaries' income before income taxes and gain on sale of investment properties was reduced by increases in the stock appreciation right expense in 1996. Intercompany development and leasing fees also decreased in 1996.
     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision was $1,862,000, $12,804,000 and $5,972,000 in 1995, 1996 and 1997, respectively. The 1997 gain included the following: the January 1997 sale of land at the Company's North Point development ($2.4 million gain), the July 1997 sale of Lovejoy Station and Rivermont Station (see Note 8) ($3.0 million gain), and the December 1997 sale of 30 acres of land adjacent to Lawrenceville MarketCenter (a retail center formerly owned by the Company) ($.6 million gain).
     The 1996 gain included the following: the November 1996 sale of Lawrenceville MarketCenter ($10.6 million gain), three North Point land sales in May, October and December 1996 ($1.96 million gain), the July 1996 sale of the Company's 50% interest in the Norfolk parking agreement ($.4 million gain) (see
Note 5), and the November 1996 sale of a land parcel located in midtown Atlanta ($.1 million loss). Liquidity and Capital Resources:
     Financial Condition. The Company's debt (including its pro rata share of unconsolidated joint venture debt) was 28% of total market capitalization at December 31, 1997. As discussed in Note 4, the Company amended and extended the maturity date of its $100 million line of credit to June 29, 1998. The Company and certain of its unconsolidated joint ventures completed three new financings in 1997: the $30 million non-recourse financing of the 4100 and 4300 Wildwood Parkway Buildings, the $25 million non-recourse financing of the 100 and 200 North Point Center East office buildings, and the $30 million non-recourse financing of the Two Live Oak Center office building (see Note 4). As discussed in Note 8, a $20.1 million property sale was completed on July 1, 1997, and as discussed in Note 6, the sale of 2,150,000 shares of common stock for net proceeds of approximately $64.1 million was completed in December 1997. As a result of these transactions, there were no borrowings under the Company's $100 million line of credit as of December 31, 1997. In addition, Cousins LORET Venture, L.L.C. received a commitment for the $70 million non-recourse financing of The Pinnacle office building which is expected to close by March 1998 and be fully funded by December 1998 (see Note 4).
     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 8, by using the excess proceeds from the December 1997 sale of common stock, its existing lines of credit (increasing those lines of credit as required), and long-term non-recourse financing on the Company's unleveraged projects and other financings as market conditions warrant. In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities, of which approximately $132 million remains available at December 31, 1997. As discussed above and in Note 6, the Company sold 2,150,000 shares of common stock in December 1997 at $31.5625 per share pursuant to the above shelf registration statement.
     The executive branch of the U.S. Government has proposed certain changes to the Internal Revenue Code which in their current form may affect the ability of REITs to engage in certain types of activities in which they are not currently engaged. At this time, it is uncertain whether the proposed legislation will be passed by Congress, and if passed, what its final form and impact will be on the Company's ability to engage in new activities.
     Cash Flows. Net cash provided by operating activities increased from $37.7 million in 1995 to $57.1 million and $58.0 million in 1996 and 1997, respectively. The increases resulted primarily from an improvement in income before gain on sale of investment properties of $3.7 million and $3.1 million in 1996 and 1997, respectively. Additionally, depreciation and amortization increased $2.9 million and $6.8 million in 1996 and 1997, respectively. Residential lot and outparcel cost of sales which contributed approximately $5.0 million of the increase in 1996, partially offset the increase in 1997 by a decrease of approximately $1.7 million. Operating distributions from unconsolidated joint ventures also favorably impacted 1996 and 1997 with increases of $3.6 million and $2.3 million, respectively. Changes in other receivables, accounts payable and accrued liabilities which increased net cash provided by operating activities in 1996 by approximately $7.9 million, decreased approximately $10.9 million in 1997 which partially offset the increase in net cash provided by operating activities in 1997. An increase in income from unconsolidated joint ventures of approximately $3.1 million partially offset the increase in net cash provided by operating activities in 1996.
     Net cash used in investing activities increased from $89.4 million in 1995 to $124.7 million in 1996 and then decreased to $55.6 million in 1997. The decrease in property acquisition and development expenditures of approximately $81.5 million in 1997, as a result of the Company having a lower level of projects under construction, was the primary component of the decrease in net cash used in investing activities in 1997. Also contributing to the decrease was a decrease in investment in notes receivable of approximately $21.5 million in 1997. The Company temporarily invested approximately $18 million of proceeds from the $80 million CSC Associates, L.P. financing completed in 1996 in a note receivable due from Wildwood Associates. No similar investment occurred in 1997. Non-operating distributions from unconsolidated joint ventures increased $13.3 million due primarily to distributions from Wildwood Associates of $10 million in January 1997 from the proceeds of the financing of the 3200 Wildwood Plaza Building completed in December 1996 and $2.5 million from the proceeds of the financing of the 4100 and 4300 Wildwood Parkway Buildings in March 1997. The Company also received $2.2 million of distributions from Norfolk Hotel
Associates (see Note 5). The decrease in collection of notes receivable of approximately $24.2 million in 1997 partially offset the above decreases in net cash used in investing activities. Net cash provided by sales activities decreased approximately $15.7 million which was due to a decrease in net proceeds received from the sale of Rivermont Station and Lovejoy Station in 1997 as compared to the sale of Lawrenceville MarketCenter in 1996. Investment in unconsolidated joint ventures increased approximately $8.6 million in 1997 which also offset the decrease in net cash used in investing activities. The Company contributed approximately $8.5 million to the newly formed Cousins LORET Venture, L.L.C. (see Note 5).
     The increase in net cash used in investing activities in 1996 resulted primarily from an increase in property acquisition and development expenditures of approximately $74.9 million. The change in other assets also added to the increase in net cash used in investing activities by approximately $5.0 million which was due in part to goodwill from the July 1996 acquisition of The Lea Richmond Company and The Richmond Development Company and deferred financing costs related to the $80 million financing (see Note 4). The increase in net cash used in investing activities in 1996 was partially offset by a decrease of $9.1 million in investment in unconsolidated joint ventures. The Company contributed $5.8 million to Haywood Mall in 1995 to fund the expansion of the mall and $2.6 million to CC-JM II Associates in 1995 to fund its share of the equity in the partnership. No similar contributions were made in 1996. Also partially offsetting the increase in net cash used in investing activities in 1996 was an increase in the net cash provided by sales activities of $34.5 million which was primarily related to the sale of Lawrenceville MarketCenter in November 1996.
     Net cash provided by financing activities increased from $49.8 million in 1995 to $67.7 million in 1996 and then decreased to $28.7 million in 1997. The decrease in 1997 was primarily attributable to a decrease of $106.8 million in proceeds from other notes payable. During 1996, the Company completed two financings for approximately $129.5 million: the $80 million CSC Associates, L.P. financing and the $49.5 million assumption of the 101 Independence Center mortgage note payable, as compared to one financing in 1997 for approximately $25 million of the 100 and 200 North Center East office buildings (see Note 4). The repayment of the line of credit increased approximately $50.8 million which also decreased the cash flows from financing activities. An increase in the total dividends paid per share from $1.12 in 1996 to $1.29 in 1997 and an increase in the number of shares outstanding also contributed to the decrease in net cash provided by financing activities as dividends paid increased $5.7 million in 1997. Partially offsetting the above decreases were increases in the proceeds from the line of credit of approximately $67.0 million and common stock sold of approximately $59.7 million. In December 1997, the Company completed the sale of 2,150,000 shares of common stock which raised net proceeds of approximately $64.1 million (see Note 6). The increase in 1996 was attributable to an increase in proceeds from other notes payable of approximately $51.7 million. In 1995, the Company completed three financings for approximately $79.5 million as compared to two financings in 1996 for approximately $129.5 million. The proceeds from the line of credit decreased $30.9 million in 1996. The decrease in 1996 was due to the use of the proceeds from the $129.5 million of financing instead of the line of credit. The repayment of the line of credit increased $1.3 million in 1996. Dividends paid increased $4.2 million in 1996 due to an increase in the number of shares outstanding and an increase in the total dividends paid per share from $.99 in 1995 to $1.12 per share in 1996. The common stock sold increased $6.2 million in 1996 due to increased reinvestment of dividends by stockholders through the Company's dividend reinvestment plan and increased stock option exercises. Repayment of other notes payable increased $3.6 million in 1996 due to the scheduled amortization of the financings completed in 1995 and 1996. Effects of Inflation
     The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.

Cousins Properties Incorporated and Consolidated Entities
MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------

     The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:

                                         1997 Quarters                             1996 Quarters
                           ----------------------------------------    ----------------------------------------
                            First      Second     Third     Fourth     First     Second      Third      Fourth
                            -----      ------     -----     ------     -----     ------      -----      ------
High                       $28-1/4    $29-1/8    $30        $33-3/4    $21       $20        $24-1/2    $28
Low                         24-1/4     24-1/2     26-3/8     27-1/4     18-3/8    18-3/8     18-7/8     21-7/8
Dividends Declared         .31        .31        .31        .36        .27        .27       .27        .31
Payment Date               2/24/97    5/30/97    8/26/97    12/22/97   2/22/96   5/30/96    8/26/96    12/23/96

     The Company's  stock trades on the New York Stock  Exchange  (ticker symbol
CUZ). At December 31, 1997, there were 1,304 stockholders of record.


ABOUT YOUR DIVIDENDS
--------------------------------------------------------------------------------

     Timing of Dividends - Cousins normally pays regular dividends four times each year in February, May, August and December.
     Differences Between Net Income and Cash Dividends Declared - Cousins' current intention is to distribute 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:
     a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of a consolidated non-REIT entity that pays corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 7 of "Notes to Consolidated Financial Statements."
     b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in
Note 6 of "Notes to Consolidated Financial Statements."
     Capital Gains Dividends - In some years, as it did in 1997, 1996 and 1995, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of "Notes to Consolidated Financial Statements"). For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately on Schedule D, line 13, column (g) of IRS Form 1040 as a capital gain.
     Tax Preference Items and "Differently Treated Items" - Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included in Note 6 of "Notes to Consolidated Financial Statements."
     Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's alternative minimum tax is higher than that stockholder's regular tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.

Cousins Properties Incorporated and Consolidated Entities

--------------------------------------------------------------------------------
SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Selected quarterly information for the two years ended December 31, 1997 ($ in thousands, except per share amounts):

                                                                                                Quarters
                                                                                ----------------------------------------
                                                                                 First     Second      Third     Fourth
                                                                                 -----     ------      -----     ------
1997:
Revenues                                                                        $20,291    $21,141    $22,233    $22,334
Income from unconsolidated joint ventures                                         3,582      3,467      3,737      4,675
Gain on sale of investment properties, net of applicable income
  tax provision                                                                   2,396                 2,974        602
Net income                                                                        9,624      7,455     10,874      9,324
Basic net income per share                                                          .33        .26        .37        .31
Diluted net income per share                                                        .33        .25        .37        .31

1996:
Revenues                                                                         13,223     14,155     12,812     18,342
Income from unconsolidated joint ventures                                         4,394      4,170      4,362      4,278
Gain on sale of investment properties, net of applicable income
  tax provision                                                                      --        620        397     11,787
Net income                                                                        7,298      8,549      7,039     18,130
Basic net income per share                                                          .26        .30        .25        .63
Diluted net income per share                                                        .26        .30        .24        .62




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


INVESTOR RELATIONS CONTACT
Mark B. Riley, Vice President

Cousins Properties Incorporated and Consolidated Entities

DIRECTORS
T. G. Cousins
Chairman of the Board and
   Chief Executive Officer

Richard W. Courts, II
Chairman
Atlantic Investment Company

Terence C. Golden
President and Chief Executive Officer
Host Marriott Corporation

Boone A. Knox
Chairman
Merry Land & Investment Company, Inc.

William Porter Payne
Vice Chairman
NationsBank
Richard E. Salomon
President and Managing Director
Spears, Benzak, Salomon & Farrell





D. W. Brooks
Director Emeritus
Henry C. Goodrich
Director Emeritus




CORPORATE*
T. G. Cousins
Chairman of the Board and
   Chief Executive Officer
Daniel M. DuPree
President and Chief Operating
   Officer
Kelly H. Barrett
Senior Vice President - Finance
George J. Berry
Senior Vice President
Tom G. Charlesworth
Senior Vice President,
   General Counsel and Secretary
Peter A. Tartikoff
Senior Vice President and
   Chief Financial Officer
Mark B. Riley
Vice President - Acquisitions and
   Investor Relations
Lisa R. Simmons
Director of Corporate
   Communications
OFFICE DIVISION*
Craig B. Jones
Senior Vice President
John L. Murphy
Senior Vice President
Jack A. LaHue
Senior Vice President - Asset
   Management
John S. Durham
Vice President - Leasing
Walter L. Fish
Vice President - Leasing
PROPERTY MANAGEMENT*
Terry M. Hampel
Vice President - Retail Property
   Management
Dara J. Nicholson
Vice President - Office Property
   Management
LAND DIVISION**
(Cousins Neighborhoods)
Bruce E. Smith
President


RETAIL DIVISION**
(Cousins MarketCenters, Inc.)
Joel T. Murphy*
President
Ronald B. Pfohl
Senior Vice President -Leasing
John D. Hopkins
Senior Vice President - Western Region
Robert A. Manarino
Senior Vice President - Western Region
Robert S. Wordes
Senior Vice President - Asset
   Management
William I. Bassett
Vice President - Development
Michael I. Cohn
Vice President - Development
Michael J. Lant
Vice President - Development
Kevin D. Doherty
Vice President-Development
Western Region
Hans F. Kuhlmann
Vice President - Midwest Region

DEVELOPMENT AND
CONSTRUCTION DIVISION**
W. James Overton*
Senior Vice President -
   Development
James D. Dean
Vice President - Development
James F. George
Vice President - Development
John N. Goff
Vice President - Development
Lloyd P. Thompson, Jr.
Vice President - Development
William D. Varner
Vice President - Development
MEDICAL OFFICE DIVISION***
(Cousins/Richmond)
Lea Richmond III
President
John S. McColl
Senior Vice President
David J. Rubenstein
Senior Vice President
Thomas H. Sawyer
Senior Vice President
S. Rox Green
Vice President

   *Officers of Cousins Properties Incorporated, as well as Cousins Real Estate
      Corporation and/or Cousins MarketCenters, Inc.
  **Officers of Cousins Real Estate Corporation and/or Cousins MarketCenters,
      Inc.
 ***Officers of Cousins Properties Incorporated