Form 10-K, Exhibit 13
period 1998-12-31
COUSINS PROPERTIES INC
filed 1999-03-29
CIK 25232

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








---------------------------------------------------------------------------------------------------------------
                                                                                    ($ in thousands, except
                                                                                       per share amounts)
                                                                                   Years Ended December 31,
                                                                                -------------------------------
                                                                                  1998        1997        1996
                                                                                -------     -------     -------

           Income before gain on sale of investment properties                  $41,355     $31,305     $28,212

           Depreciation and amortization                                         28,910      24,397      17,256
           Amortization of deferred financing costs and
              depreciation of furniture, fixtures and equipment                    (524)       (452)       (362)
           Elimination of the recognition of rental revenues on
              a straight-line basis                                               1,119         998        (311)
           Adjustment to reflect stock appreciation right
              expense on a cash basis                                                (8)       (702)       (567)
                                                                                -------------------------------
           Consolidated Funds From Operations                                   $70,852     $55,546     $44,228
                                                                                ===============================
           Weighted Average Shares                                               31,602      29,267      28,520
                                                                                ===============================

           Consolidated Funds From Operations Per Share - Basic                 $  2.24     $  1.90     $  1.55
                                                                                ===============================

           Adjusted Weighted Average Shares                                      32,040      29,693      28,738
                                                                                ===============================

           Consolidated Funds From Operations Per Share - Diluted               $  2.21     $  1.87     $  1.54
                                                                                ===============================


---------------------------------------------------------------------------------------------------------------



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)
                                                              December 31,
                                                          --------------------
                                                            1998        1997
                                                          --------    --------

ASSETS
------

PROPERTIES (Notes 4 and 8):
   Operating properties, net of accumulated depreciation
     of $23,419 in 1998 and $33,617 in 1997               $235,590    $318,334
   Land held for investment or future development           15,592      27,948
   Projects under construction                             178,736      54,778
   Residential lots under development                        8,771      14,942
                                                          --------------------
     Total properties                                      438,689     416,002

CASH AND CASH EQUIVALENTS, at cost, which approximates
   market                                                    1,347      32,694

NOTES AND OTHER RECEIVABLES (Note 3)                        39,470      38,464

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
   (Notes 4 and 5)                                         264,648     120,198

OTHER ASSETS                                                 8,704      10,381
                                                          --------------------
       TOTAL ASSETS                                       $752,858    $617,739
                                                          ====================
LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------

NOTES PAYABLE (Note 4)                                    $198,858    $226,348

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                    36,104      20,332

DEPOSITS AND DEFERRED INCOME (Note 5)                      138,031         385
                                                          --------------------
       TOTAL LIABILITIES                                   372,993     247,065
                                                          --------------------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
   Common stock, $1 par value; authorized 50,000,000
   shares, issued 31,887,298 in 1998; and 31,472,178
   in 1997                                                  31,887      31,472
   Additional paid-in capital                              244,778     234,237
   Cumulative undistributed net income                     103,200     104,965
                                                          --------------------
       TOTAL STOCKHOLDERS' INVESTMENT                      379,865     370,674
                                                          --------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT     $752,858    $617,739
                                                          ====================


The accompanying notes are an integral part of these consolidated balance sheets.



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                     Years Ended December 31,
                                                   ---------------------------
                                                     1998      1997      1996
                                                   -------   -------   -------
REVENUES:
   Rental property revenues (Note 10)              $67,726   $62,252   $33,112
   Development income                                3,007     3,123     1,660
   Management fees                                   3,761     3,448     2,801
   Leasing and other fees                            2,810       720     1,558
   Residential lot and outparcel sales              16,732    12,847    14,145
   Interest and other                                4,275     3,609     5,256
                                                   ---------------------------
                                                    98,311    85,999    58,532
                                                   ---------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES
   (Note 5)                                         18,423    15,461    17,204
                                                   ---------------------------
COSTS AND EXPENSES:
   Rental property operating expenses               17,702    15,371     7,616
   General and administrative expenses              13,087    12,717     9,148
   Depreciation and amortization                    15,173    14,046     7,219
   Stock appreciation right expense (Note 6)           330       204     2,154
   Residential lot and outparcel cost of sales      15,514    11,917    13,676
   Interest expense (Note 4)                        11,558    14,126     6,546
   Property taxes on undeveloped land                  900       606     1,301
   Other                                             1,263     2,695     1,567
                                                   ---------------------------
                                                    75,527    71,682    49,227
                                                   ---------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAXES
   AND GAIN ON SALE OF INVESTMENT PROPERTIES        41,207    29,778    26,509
BENEFIT FOR INCOME TAXES FROM OPERATIONS (Note 7)     (148)   (1,527)   (1,703)
                                                   ---------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT
   PROPERTIES                                       41,355    31,305    28,212
                                                   ---------------------------
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION (Note 7)          3,944     5,972    12,804
                                                   ---------------------------
NET INCOME                                         $45,299   $37,277   $41,016
                                                   ===========================
WEIGHTED AVERAGE SHARES                             31,602    29,267    28,520
                                                   ===========================
BASIC NET INCOME PER SHARE                         $  1.43   $  1.27   $  1.44
                                                   ===========================
ADJUSTED WEIGHTED AVERAGE SHARES                    32,040    29,693    28,738
                                                   ===========================
DILUTED NET INCOME PER SHARE                       $  1.41   $  1.26   $  1.43
                                                   ===========================
CASH DIVIDENDS DECLARED PER SHARE (Note 6)         $  1.49   $  1.29   $  1.12
                                                   ===========================


The accompanying notes are an integral part of these consolidated statements.




Cousins Properties Incorporated and Consolidated Entities

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
Years Ended December 31, 1998, 1997 and 1996
($ in thousands)
                                             Additional   Cumulative
                                     Common   Paid-In    Undistributed
                                      Stock   Capital     Net Income     Total
                                     ------- ----------  ------------- --------

BALANCE, December 31, 1995           $28,223  $153,265     $ 96,190    $277,678

   Net income, 1996                       --        --       41,016      41,016
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan               307     4,344           --       4,651
     Dividend reinvestment plan          390     7,361           --       7,751
   Dividends declared                     --        --      (31,912)    (31,912)
                                     ------------------------------------------
BALANCE, December 31, 1996            28,920   164,970      105,294     299,184
                                     ------------------------------------------
   Net income, 1997                       --        --       37,277      37,277
   Common stock issued pursuant to:
     2,150,000 share stock offering,
       net of expenses                 2,150    61,993           --      64,143
     Exercise of options and
       director stock plan               223     2,946           --       3,169
     Dividend reinvestment plan          179     4,328           --       4,507
   Dividends declared                     --        --      (37,606)    (37,606)
                                     ------------------------------------------
BALANCE, December 31, 1997            31,472   234,237      104,965     370,674
                                     ------------------------------------------

   Net income, 1998                       --        --       45,299      45,299
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                43       506           --         549
     Dividend reinvestment plan          372    10,035           --      10,407
   Dividends declared                     --        --      (47,064)    (47,064)
                                     ------------------------------------------
BALANCE, December 31, 1998           $31,887  $244,778     $103,200    $379,865
                                     ==========================================


The accompanying notes are an integral part of these consolidated statements.



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
-----------------------------------------------------------------------------------------------------------------------
($ in thousands)
                                                                                           Years Ended December 31,
                                                                                        ------------------------------
                                                                                          1998       1997      1996
                                                                                        --------   -------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before gain on sale of investment properties                                  $ 41,355   $ 31,305   $ 28,212
   Adjustments to reconcile income before gain on sale of investment properties to net cash provided by operating activities:
       Depreciation and amortization                                                      15,173     14,046      7,219
       Stock appreciation right expense                                                      330        204      2,154
       Cash charges to expense accrual for stock appreciation rights                        (338)      (906)    (2,721)
       Effect of recognizing rental revenues on a straight-line basis                       (347)      (440)        (4)
       Income from unconsolidated joint ventures                                         (18,423)   (15,461)   (17,204)
       Operating distributions from unconsolidated joint ventures                         23,612     21,707     19,382
       Residential lot and outparcel cost of sales                                        14,759     11,398     13,111
       Changes in other operating assets and liabilities:
         Change in other receivables                                                      (1,986)     2,592     (3,420)
         Change in accounts payable and accrued liabilities                               15,403     (6,492)    10,375
                                                                                        ------------------------------
Net cash provided by operating activities                                                 89,538     57,953     57,104
                                                                                        ------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Gain on sale of investment properties, net of applicable income tax provision           3,944      5,972     12,804
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                                       1,264     17,041     26,252
       Note received as sales consideration                                                   --         --       (365)
   Property acquisition and development expenditures                                    (194,255)   (80,628)  (162,154)
   Non-operating distributions from unconsolidated joint ventures                         22,617     14,681      1,408
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                                   (34,712)    (8,863)      (268)
   Investment in notes receivable                                                        (33,345)    (5,593)   (27,115)
   Collection of notes receivable                                                         30,528      3,472     27,703
   Change in other assets, net                                                               976     (1,645)    (4,095)
   Net cash received in formation of venture                                             103,025         --         --
   Cash portion of exchange transaction                                                       --         --      1,092
                                                                                        ------------------------------
Net cash used in investing activities                                                    (99,958)   (55,563)  (124,738)
                                                                                        ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of line of credit                                                          (231,115)  (138,430)   (87,627)
   Proceeds from line of credit                                                          242,235    114,631     47,677
   Common stock sold, net of expenses                                                     10,956     71,795     12,074
   Dividends paid                                                                        (47,064)   (37,606)   (31,912)
   Proceeds from other notes payable                                                      10,870     25,000    131,844
   Repayment of other notes payable                                                       (6,809)    (6,684)    (4,376)
                                                                                        ------------------------------
Net cash (used in) provided by financing activities                                      (20,927)    28,706     67,680
                                                                                        ------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                     (31,347)    31,096         46
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            32,694      1,598      1,552
                                                                                        ------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $  1,347   $ 32,694   $  1,598
                                                                                        ==============================

The accompanying notes are an integral part of these consolidated statements.


Cousins Properties Incorporated and Consolidated Entities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998, 1997 and 1996

1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:
     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins"), its majority owned partnerships and wholly owned subsidiary, as well as Cousins Real Estate Corporation ("CREC") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned joint ventures are recorded using the equity method of accounting. However, the recognition of losses is limited to the amount of direct or implied financial support. Information regarding the non-majority owned joint ventures is included in Note 5.
     Income Taxes:
     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding CREC's and its wholly owned subsidiaries' consolidated taxable income) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see
Note 7). CREC and its wholly owned subsidiaries file a consolidated federal income tax return.
     Depreciation and Amortization:
     Real estate assets are stated at depreciated cost. Buildings are depreciated over 30 to 40 years. Buildings that were acquired are depreciated over 15, 25 and 30 years. Furniture, fixtures and equipment are depreciated over 3 to 15 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.
     Fee Income and Cost Capitalization:
     Development, construction, management and leasing fees received from unconsolidated joint ventures are recognized as earned. A portion of these fees may be capitalized by the joint ventures; however, the Company expenses salaries and other direct costs related to this income. The Company classifies its share of fee income earned by unconsolidated joint ventures as fee income rather than joint venture income for those ventures where the related expense is borne primarily by the Company rather than the venture.
     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. These fees totaled $3,104,000, $1,510,000 and $3,400,000 in 1998, 1997 and 1996, respectively. Management fees received from consolidated entities are shown as a reduction in rental property operating expenses. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized.
     Interest, real estate taxes, and rental property revenues and expenses of properties prior to the date they become operational for financial reporting purposes are also capitalized. Interest is capitalized to investments accounted for by the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.
     Cash and Cash Equivalents:
     Cash and cash equivalents include cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 1998, cash and cash equivalents included $813,000 which is restricted under a municipal bond indenture and $301,000 held in escrow.
     Rental Property Revenues:
     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) is recognized on a straight-line basis.
     Use of Estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Disclosure About Segments:
     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement requires companies to identify segments based on how management makes decisions about allocating resources to segments and measuring their performance. The Company adopted SFAS No. 131 in 1998 (see Note 11).
     Derivative Instruments and Hedging Activities:
     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. The Statement requires companies to record derivatives on the balance sheet as assets and liabilities at fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not expect the adoption of this statement will have a material impact on the financial statements or results of operations of the Company.
     Comprehensive Income:
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. The Company currently does not have any components of comprehensive income other than net income and, therefore, SFAS No. 130 has no effect on the Company.


     Reporting on the Costs of Start-Up Activities:
     The Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," in 1998 which requires entities to expense costs of start-up activities as incurred. The statement did not have a material effect on the financial statements or results of operations of the Company.
     Reclassifications:
     Certain 1997 amounts have been reclassified to conform with the 1998 presentation.
2.   RELATIONSHIP WITH DEVELOPMENT AND LEASING ENTITY

     CREC conducts certain development and leasing activities for real estate projects. A wholly owned subsidiary of CREC, Cousins MarketCenters, Inc. ("CMC"), develops and leases retail centers for the Company. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 1998, 1997 and 1996, Cousins owned 100% of CREC's $5,025,000 par value 8%
cumulative preferred stock and 100% of CREC's nonvoting common stock, which is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($9,447,000 in aggregate) exceeds CREC's $1,364,169 of equity.


--------------------------------------------------------------------------------
3.   NOTES AND OTHER RECEIVABLES

     At December 31, 1998 and 1997, notes and other receivables included the following ($ in thousands):
                                                              1998       1997
                                                            -------    -------
       650 Massachusetts Avenue Mortgage Notes              $25,053    $25,961
       Daniel Realty Company Note Receivable                  3,336      4,000
       Miscellaneous Notes                                      608        776
       Cumulative rental revenue recognized on a straight-
         line basis in excess of revenue accrued in
         accordance with lease terms (see Note 1)             1,071      4,496
       Other Receivables                                      9,402      3,231
                                                            ------------------
                  Total Notes and Other Receivables         $39,470    $38,464
                                                            ==================

--------------------------------------------------------------------------------



     650 Massachusetts Avenue Mortgage Notes - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $29.6 million. The notes require minimum monthly payments totaling $2,818,000 annually, which, through the year 2000, are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income. Amounts in excess of the minimum required payments ($908,000 and $825,000 in 1998 and 1997, respectively) are treated as a reduction of principal.
     Daniel Realty Company Note Receivable - On December 27, 1996, the Company entered into a venture with Daniel Realty Company ("Daniel"), a privately-held real estate company headquartered in Birmingham, Alabama, which focuses on the development and acquisition of commercial office properties. The arrangement with Daniel included a loan to Daniel of up to $9.5 million which had an interest rate of 11%, required semiannual principal payments commencing February 1, 1998 and matured on December 31, 2003. The Company also obtained an option to acquire certain segments of Daniel's business.
     On December 31, 1997, upon paydown of the outstanding balance of the note receivable to $4 million, the Company amended the note, which reduced the interest rate to 9% and requires quarterly payments of principal and interest, which commenced April 1, 1998, in the amount of $250,568. The loan will fully amortize over 5 years.
     Fair Value - The estimated fair value of the Company's $29.0 million and $30.7 million of notes receivable at December 31, 1998 and 1997, respectively, is $35.9 million and $37.7 million, respectively, calculated by discounting future cash flows from the notes receivable at estimated rates at which similar loans would be made currently.



---------------------------------------------------------------------------------------------------------------------


4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 1998 and 1997, notes payable included the following ($ in thousands):

                                                  December 31, 1998                        December 31, 1997
                                         ----------------------------------      ------------------------------------
                                                      Share of                                 Share of
                                                   Unconsolidated                          Unconsolidated
                                         Company   Joint Ventures    Total       Company   Joint Ventures      Total
                                         --------  --------------  --------      --------  --------------    --------
   Floating Rate Lines of Credit         $ 11,120     $     --     $ 11,120      $     --      $     --      $     --

   Other Debt (primarily non-recourse
     fixed rate mortgages)                187,738      221,498      409,236       226,348       133,446       359,794
                                         ----------------------------------------------------------------------------
                                         $198,858     $221,498     $420,356      $226,348      $133,446      $359,794
                                         ============================================================================


     The  following  table  summarizes  the  terms  of the debt  outstanding  at
December 31, 1998 ($ in thousands):
                                                                                 Term/
                                                                             Amortization                  Balance at
                                                                                Period          Final     December 31,
             Description                                       Rate             (Years)       Maturity        1998
             -----------                                 ----------------    ------------     --------    -----------
Company Debt:
   Line of credit ($150 million maximum)
     unsecured                                           Fed Funds + .88%       1/ N/A          6/29/99     $ 11,120
   Note secured by Company's interest in
     CSC Associates, L.P.                                     6.677%            15/20           2/15/11       73,849
   Perimeter Expo mortgage note                                8.04%            10/30           8/15/05       20,846
   Note secured by Company's interest in 650
     Massachusetts Avenue mortgage notes (see Note 3)          6.53%            5/ N/A         10/01/00       22,055
   101 Independence Center mortgage note                       8.22%            11/25          11/01/07       48,254
   Lakeshore Park Plaza mortgage note                          6.78%            10/30          11/01/08       10,856
   Northside/Alpharetta I mortgage note                        7.70%            8/28            1/01/06       10,543
   Other miscellaneous notes                                0% to 9.4%          Various        Various         1,335
                                                                                                            --------
                                                                                                             198,858
                                                                                                            --------

Share of Unconsolidated Joint Venture Debt:
   Wildwood Associates:
     Line of credit ($5 million maximum)                 Fed Funds + .75%       1/N/A             9/1/99          --
     2300 Windy Ridge mortgage note                            7.56%            10/25           12/01/05      33,943
     2500 Windy Ridge mortgage note                            7.45%            10/20           12/15/05      12,051
     3200 Windy Hill mortgage note                             8.23%            10/28            1/01/07      34,334
     4100/4300 Wildwood Parkway mortgage note                  7.65%            15/25            4/01/12      14,629
     4200 Wildwood Parkway mortgage note                       6.78%            15.75/18         3/31/14      22,000
   Cousins LORET Venture, L.L.C.:
     Two Live Oak mortgage note                                7.90%            12/30           12/31/09      14,883
     The Pinnacle mortgage note                                7.11%            12/30           12/31/09      35,000
     Other miscellaneous note                                  6.86%            N/A                  N/A       2,215
   CP Venture Two LLC:
     North Point MarketCenter mortgage note                    8.50%            10/25            7/15/05      17,082
     100/200 North Point Center East mortgage note             7.86%            10/25            8/01/07      14,633
   Ten Peachtree Place Associates mortgage note                8.00%            10/18           11/30/01       9,222
   CC-JM II Associates mortgage note                           7.00%            17/17            4/01/13      11,507
                                                                                                            --------
                                                                                                             221,498
                                                                                                            --------
                                                                                                            $420,356
                                                                                                            ========

--------------------------------------------------------------------------------------------------------------------

     In 1996, CSC Associates, L.P. ("CSC") issued $80 million of 6.377% collateralized non-recourse mortgage notes (the "Notes") secured by CSC's interest in the NationsBank Plaza building and related leases and agreements. CSC loaned the $80 million proceeds of the Notes to the Company under a non-recourse loan (the "Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the Notes. The Company paid all costs of issuing the Notes and the Cousins Loan, including a $400,000 fee to an affiliate of Bank of America Corporation. In addition, the Company pays a fee to an affiliate of Bank of America Corporation of .3% per annum of the outstanding principal balance of the Notes. Because CSC has loaned the $80 million proceeds of the Notes to the Company, the Notes and their related interest expense and maturities are disclosed as an obligation of the Company and are not included in the unconsolidated joint venture balances disclosed in the above table or in
Note 5. (The related note receivable and interest income are also not included in Note 5.)
     Effective June 30, 1998, the Company extended the maturity of its $100 million line of credit from June 30, 1998 to June 29, 1999. The line is unsecured and bears interest tied to the Federal Funds rate. Effective in October 1998, the Company increased the line of credit to a maximum of $150 million. The Company had $11,120,000 outstanding under the line as of December 31, 1998.
     During 1998 three new financings were completed and one mortgage note payable was assumed. In May 1998, Cousins LORET Venture, L.L.C. completed the $70 million non-recourse financing of The Pinnacle at an interest rate of 7.11% and a term of twelve years. This financing was completely funded on December 30, 1998. In June 1998, Wildwood Associates completed the financing of the 4200 Wildwood Parkway Building with a $44 million non-recourse mortgage note payable at an interest rate of 6.78% and a term of fifteen and three-quarters years. Also in June 1998, the Company assumed a $10.6 million non-recourse mortgage note payable pursuant to the acquisition of the Northside/Alpharetta I medical office building. This mortgage note payable has an interest rate of 7.70% and a remaining term of eight years. In October 1998, the Company completed the financing of Lakeshore Park Plaza with a $10.9 million non-recourse mortgage note payable at an interest rate of 6.78% and a term of ten years.
     The Wildwood Associates 2300 Windy Ridge, 3200 Windy Hill, 4100/4300 Wildwood Parkway and 4200 Wildwood Parkway mortgage notes and the CC-JM II Associates mortgage note provide for additional amortization in the later years of the notes (over that required by the amortization periods disclosed in the table) concurrent with scheduled rent increases.
     The Company has entered into an interest rate swap in order to hedge its exposure to fluctuations in the interest rate on the note secured by the Company's interest in the 650 Massachusetts Avenue mortgage notes. The note actually floats at LIBOR + 1%, but as of January 10, 1996 was effectively fixed at the 6.53% rate disclosed in the table. The difference between fixed and variable interest amounts calculated by reference to the principal notional amount (which was $21,500,000 at December 31, 1998) is recognized as an adjustment to interest expense over the life of the swap. If the Company settled the swap as of December 31, 1998, it would receive $178,000.
     At December 31, 1998, the Company had outstanding letters of credit totaling $7,335,000, and assets with carrying values of $248,850,000 were pledged as security on the Company's and its unconsolidated joint ventures' debt. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.
     As of December 31, 1998, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was 10 years.


--------------------------------------------------------------------------------
     The aggregate maturities of the indebtedness at December 31, 1998 summarized above are as follows ($ in thousands):

                                                 Share of
                                              Unconsolidated
                                 Company      Joint Ventures        Total
                                --------      --------------      --------

            1999                $ 17,900         $  6,075         $ 23,975
            2000                  24,109            4,699           28,808
            2001                   4,298           12,855           17,153
            2002                   4,605            5,614           10,219
            2003                   4,937            5,650           10,587
            Thereafter           143,009          186,605          329,614
                                ------------------------------------------
                                $198,858         $221,498         $420,356
                                ==========================================


     For each of the years ended December 31, 1998, 1997 and 1996, interest expense was recorded as follows ($ in thousands):

                                                     Share of Unconsolidated
                           Company                       Joint Ventures                           Total
              -------------------------------    -------------------------------    -------------------------------
Year          Expensed   Capitalized   Total     Expensed   Capitalized   Total     Expensed   Capitalized   Total
----          --------   -----------  -------    --------   -----------  -------    --------   -----------  -------
1998          $11,558      $7,470     $19,028     $9,902      $2,173     $12,075     $21,460      $9,643    $31,103
1997           14,126       3,167      17,293      8,281       1,123       9,404      22,407       4,290     26,697
1996            6,546       5,648      12,194      6,599         557       7,156      13,145       6,205     19,350
-------------------------------------------------------------------------------------------------------------------





     The Company has future lease commitments under a land lease aggregating $7.2 million over its remaining term of 70 years. Current annual lease payments are approximately $63,000. The Company has entered into construction and design contracts for real estate projects, of which approximately $125 million remains committed at December 31, 1998. At December 31, 1998 and 1997, the fair value of the Company's notes payable, including its share of unconsolidated joint ventures, was $445 million and $382 million, respectively.





5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The  following   information   summarizes   financial  data  and  principal
activities of  unconsolidated  joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for Wildwood Associates and CSC Associates, L.P. are included in the Company's Form 10-K.

                                                                                                           Company's
                                     Total Assets           Total Debt             Total Equity            Investment
                                ---------------------   -------------------     -------------------   --------------------
                                   1998        1997       1998       1997         1998       1997       1998        1997
                                ----------   --------   --------   --------     --------   --------   --------    --------

SUMMARY OF FINANCIAL POSITION:
Wildwood Associates             $  251,545   $261,828   $233,914   $193,861     $ 10,186   $ 60,464   $(36,364)   $(12,622)
CSC Associates, L.P.               193,129    194,982         --         --      190,210    193,716     97,685      99,513
Ten Peachtree Place Associates      19,718     20,225     18,444     19,354          936        533        104          44
Haywood Mall                        39,792     40,546         --         --       37,937     39,643     19,656      20,626
CC-JM II Associates                 29,231     29,510     23,014     23,674        4,841      4,878      2,660       2,771
Cousins LORET Venture, L.L.C.      163,320     68,820    104,196     30,000       50,374     50,214     25,202       8,770
Brad Cous Golf Venture, Ltd.        10,687         --         --         --        9,924         --      4,962          --
Charlotte Gateway Village, LLC      15,433         --         --         --       15,000         --     11,781          --
CP Venture LLC                          --         --         --         --           --         --    135,519          --
CP Venture Two LLC                 285,372         --     53,141         --      230,468         --      2,308          --
Other                                2,560      2,433         --         --        2,315      2,302      1,135       1,096
                               ----------------------  --------------------     -------------------   --------------------
                               $ 1,010,787  $ 618,344  $ 432,709 $  266,889     $552,191   $351,750   $264,648    $120,198
                               ======================  ====================     ===================   ====================

                                                                                                  Company's Share
                                      Total Revenues                  Net Income                   of Net Income
                               --------------------------     -------------------------     -------------------------
                                 1998      1997     1996        1998     1997     1996        1998     1997     1996
                               --------  -------  -------     -------  -------  -------     -------  -------  -------

SUMMARY OF OPERATIONS:
Wildwood Associates            $ 42,284  $39,115  $40,505     $ 4,156  $ 3,806  $ 8,490     $ 1,968  $ 1,903  $ 4,245
CSC Associates, L.P.             36,956   35,159   33,312      20,194   18,720   16,108      10,021    9,284    7,978
Ten Peachtree Place Associates    4,396    4,295    4,284         803      718      632         261      248      235
Haywood Mall                     17,049   13,820   13,527       9,465    7,382    7,120       4,614    3,648    3,538
CC-JM II Associates               4,070    3,860    3,489         469      261      316         213      113      141
Cousins LORET Venture, L.L.C.     6,810    1,885       --       1,747      135       --         672       68       --
CP Venture LLC                       --       --       --          --       --       --         280       --       --
CP Venture Two LLC                4,384       --       --         335       --       --           4       --       --
Other                             1,174      543    2,838         783      395    2,138         390      197    1,067
                               --------------------------     -------------------------     -------------------------
                               $117,123  $98,677  $97,955     $37,952  $31,417  $34,804     $18,423  $15,461  $17,204
                               ==========================     =========================     =========================

                                                                                 Company's Share Of
                                                              -------------------------------------------------------
                                      Cash Flows From               Cash Flows From                  Operating
                                   Operating Activities          Operating Activities           Cash Distributions
                                -------------------------     -------------------------     -------------------------
                                 1998     1997     1996        1998     1997     1996        1998     1997     1996
                                -------  -------  -------     -------  -------  -------     -------  -------  -------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates             $16,665  $15,789  $20,278     $ 8,333  $ 7,894  $10,139     $ 4,600  $ 4,500  $ 4,000
CSC Associates, L.P.             28,907   26,381   20,394      14,454   13,191   10,197      11,850   12,675    9,850
Ten Peachtree Place Associates    1,358    1,205    1,360         343      321      344         200      200      200
Haywood Mall                     11,571    9,795    7,877       5,786    4,897    3,939       5,585    3,895    4,990
CC-JM II Associates               1,551    1,222   (1,655)        775      611     (828)        324      324      162
Cousins LORET Venture, L.L.C.     3,968      768       --       1,984      384       --         703       --       --
CP Venture Two LLC                2,576       --       --       2,154       --       --          --       --       --
Other                               783      367    1,806         391      184      903         350      113      180
                                -------------------------     -------------------------     -------------------------
                                $67,379  $55,527  $50,060     $34,220  $27,482  $24,694     $23,612  $21,707  $19,382
                                =========================     =========================     =========================


     Wildwood Associates - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns six office buildings totaling 2.1 million rentable square feet, other income-producing commercial properties, and additional developable land in Wildwood Office Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 285 acres, of which approximately 92 acres are owned by Wildwood Associates and an estimated 13 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park. The 13 acres of land which are committed to be contributed to Wildwood Associates by the Company are included in Wildwood Associates' financial statements under the caption "Land Committed to be Contributed" and are not included in "Land Held for Investment or Future Development" in the Company's financial statements. All costs associated with the land are borne by Wildwood Associates.
     Effective December 1, 1996, Wildwood Associates disposed of its interest in an office building at Summit Green in exchange for cancellation of the related mortgage debt. Summit Green is an office project situated on 21 acres of leased land in Greensboro, North Carolina and includes sites for two additional buildings. In connection with the office building disposition, Wildwood Associates and a related partnership also may dispose of a leasehold interest in the sites for the two additional buildings. No material gain or loss is anticipated to result from the disposition of the Summit Green project.
     On June 30, 1998, Wildwood Associates completed the $44 million financing of the 4200 Wildwood Parkway Building (see Note 4). In conjunction with this financing, Wildwood Associates made non-operating cash distributions of approximately $22.6 million to each partner during 1998.
     Through December 31, 1998, IBM had contributed $46.6 million in cash plus properties having an agreed value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $49.3 million for its one-half interest in the partnership, and is obligated to contribute the aforesaid estimated 13 acres of additional land with an agreed value of $8.3 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.
     The Company's investment as recorded in the Consolidated Balance Sheets, which was a negative investment of $36.4 million at December 31, 1998 due to the aforementioned partnership distributions and other partnership distributions made prior to 1998, is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($5.1 million at December 31, 1998) is based on the agreed-upon values at the time the partnership was formed.
     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of Bank of America Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot NationsBank Plaza in Atlanta, Georgia.
     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests (50% each). See Note 4 for a discussion of the presentation of certain CSC assets, liabilities and revenues.
     Ten Peachtree Place Associates ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a 259,000 rentable square foot building located in midtown Atlanta, Georgia. The building is 100% leased to Coca-Cola through November 30, 2001.
     The TPPA partnership agreement generally provides that each of the partners is entitled to receive 50% of cash flows from operating activities net of note principal amortization through the term of the Coca-Cola lease, after which the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.
     Haywood Mall - Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina, was originally owned by the Company and an affiliate of Corporate Property Investors. In October 1998, Simon Property Group purchased Corporate Property Investors' interest in Haywood Mall. The mall has 1,256,000 gross leaseable square feet ("GLA") (of which approximately 330,000 GLA is owned). The balance of the mall is owned by the mall's five major department stores.
     Cousins LORET Venture, L.L.C. ("Cousins LORET") - Effective July 31, 1997, Cousins LORET was formed between the Company and LORET Holdings, L.L.L.P. ("LORET"), each as 50% members. LORET contributed Two Live Oak, a 278,000 rentable square foot office building located in Atlanta, Georgia, which was renovated in 1997. Two Live Oak became partially operational for financial reporting purposes in October 1997. Two Live Oak was contributed subject to a 7.90% $30 million non-recourse ten year mortgage note payable (see Note 4). LORET also contributed an adjacent 4 acre site on which construction commenced in August 1997 of The Pinnacle, a 424,000 rentable square foot office building. In May 1998, Cousins LORET completed the $70 million non-recourse financing of The Pinnacle at an interest rate of 7.11% and a term of twelve years (see Note
4) which was completely funded on December 30, 1998. The Company contributed $25 million of cash to Cousins LORET to match the value of LORET's agreed-upon equity.
     CC-JM II Associates - This joint venture was formed in 1994 between the Company and an affiliate of CarrAmerica Realty Corporation, each as 50% general partners, to develop and own a 224,000 rentable square foot office building in suburban Washington, D.C. The building is 100% leased until January 2011 to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus.
     Brad Cous Golf Venture, Ltd. - Effective January 31, 1998, the Company formed the Brad Cous Golf Venture, Ltd. with the W.C. Bradley Co., each as 50% partners, for the purpose of developing and owning The Shops at World Golf Village, an approximately 80,000 square foot retail center located adjacent to the PGA Hall of Fame in St. Augustine, Florida.
     Charlotte Gateway Village, LLC ("Gateway") - On December 14, 1998, the Company and a wholly owned subsidiary of Bank of America Corporation formed Gateway for the purpose of developing and owning Gateway Village, a 976,000 rentable square foot office building and parking deck in downtown Charlotte, North Carolina. Construction of Gateway Village commenced in July 1998. The project is 100% leased to Bank of America Corporation.
     Gateway's net income or loss and cash distributions are allocated to the members as follows: first to the Company so that it receives a cumulative compounded return equal to 11.46% on its capital contributions, second to a wholly owned subsidiary of Bank of America Corporation until it has received an amount equal to the aggregate amount distributed to the Company and then to each member, 50%.
     CP Venture LLC, CP Venture Two LLC and CP Venture Three LLC - On November 12, 1998 (the "Closing Date"), the Company entered into a venture arrangement (the "Venture") with The Prudential Insurance Company of America ("Prudential"). On such date the Company contributed its interests in nine properties (the "Properties") to the Venture. At the time of contribution, the Properties were valued by the Company and Prudential based on arms' length negotiations at a total gross value of $283,750,000, subject to mortgages in the principal amount of $53,281,219. The following table details the values allocated to each of the Properties and the mortgages to which certain properties were subject.

                                 Allocated Value    Mortgage        Net Value
                                 ---------------  -----------     ------------

First Union Tower                  $53,000,000    $         -     $ 53,000,000
Grandview II                        23,000,000              -       23,000,000
100 North Point Center East and
  200 North Point Center East       46,050,000     24,581,670       21,468,330
Presbyterian Medical Plaza           8,600,000              -        8,600,000
NorthPoint MarketCenter             56,750,000     28,699,549       28,050,451
Mansell Crossing II                 12,350,000              -       12,350,000
Greenbrier MarketCenter             51,200,000              -       51,200,000
Los Altos MarketCenter              32,800,000              -       32,800,000
                                  ------------    -----------     ------------
                                  $283,750,000    $53,281,219     $230,468,781
                                  ============    ===========     ============

Under the Venture arrangements, Prudential is contributing cash to the Venture equal to the agreed-upon net value of the Properties ($230,468,781). The dates at which such amounts are to be contributed are shown in the following table, although Prudential may accelerate such funding if the Company so requests. Also shown are the percentages (including both direct and indirect interests) the Company and Prudential will have, respectively, in the economics of the Properties following the cash contributions on the indicated dates. The total cumulative cash contribution made by Prudential as of December 31, 1998 was $105 million.

                Total Cumulative         Cousins      Prudential
    Date        Cash Contribution      Percentage     Percentage
------------    -----------------      ----------     ----------
Closing Date     $ 40 million            84.64%          15.36%
   12/30/98      $105 million            59.68%          40.32%
    3/30/99      $155 million            40.48%          59.52%
    6/29/99      $205 million            21.28%          78.72%
    9/29/99      $230.469 million        11.50%          88.50%

     The structure of the Venture is as follows: CP Venture LLC ("Parent"), the parent entity, owns a 99% interest in each of CP Venture Two LLC ("Property Activity LLC") and CP Venture Three LLC ("Development Activity LLC"). The Company owns a 1% direct interest in Property Activity LLC and Prudential owns a 1% direct interest in Development Activity LLC. The contributed properties are owned and operated by Property Activity LLC. The Company has a 10.6061% interest in the Parent's 99% interest in Property Activity LLC, which, combined with its 1% direct interest, gives it a net interest of 11.5% in the economics of Property Activity LLC. Unless both parties agree otherwise, Property Activity LLC may not sell the contributed properties until the end of lock-out periods (generally three years for retail properties and four years for office and medical office properties).
     The cash contributed by Prudential is contributed to Development Activity LLC. To the extent such funds are not yet needed for development activity,
Development Activity LLC can temporarily invest such funds; such potential investments may include temporary loans to the Company. As of December 31, 1998, the Company had a note payable to Development Activity LLC of approximately $105 million which was eliminated in consolidation. Prudential is entitled to 10.6061% of the Parent's 99% share of the economics of Development Activity LLC, which combined with its 1% direct interest entitles it to an overall net interest of 11.5% in the economics of Development Activity LLC. In addition, Prudential receives a priority current return of 9.5% per annum on its share (11.5%) of the initial capital ($230.469 million) ("Initial Capital") of Development Activity LLC. Prudential also receives a liquidation preference whereby it is first entitled to, subject to capital account limitations, sufficient proceeds to allow it to achieve an overall 11.5% internal rate of return on its share of the Initial Capital of Development Activity LLC. After these preferences to Prudential, the Company has certain preferences, with the residual interests in the development activity being shared according to the interests of the parties.
     Parent has appointed the Company to serve as Development Manager and in such capacity to act for it in connection with its ownership of Development Activity LLC. Parent has also appointed Prudential to serve as Property Manager and in such capacity to act for it in connection with its ownership of Property Activity LLC. Prudential appointed the Company to serve as property manager of the Properties for Property Activity LLC. The Company also serves as Administrative Manager of Parent. Property Activity LLC is expected to continue to operate the contributed Properties. Development Activity LLC is expected to develop commercial real estate projects over time, as selected by the Development Manager. Development Activity LLC may also make acquisitions, which are anticipated to be redevelopment or value-added opportunities. The parties anticipate that some of the projects currently under consideration by the Company will be undertaken by Development Activity LLC, although the Company has no obligation to make any particular opportunity available to Development Activity LLC.
     For financial reporting purposes, the Properties were deconsolidated and contributed to Property Activity LLC. Both Property Activity LLC and Parent are being treated as unconsolidated joint ventures. Development Activity LLC is treated as a consolidated entity in the Company's financial statements. The Company has deferred the net gain on the contributed Properties and is recognizing this net gain as Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision in the accompanying Consolidated Statements of Income as capital distributions of cash are made from Development Activity LLC to the Company or when the Properties initially contributed to Property Activity LLC are liquidated by Property Activity LLC. The liquidation of the Properties may be in the form of actual sales of the Properties or in the form of the depreciation of the Properties which have an average remaining life of 30 years. The total net deferred gain on the contributed Properties was approximately $96.8 million over the cost of the Properties. Including depreciation recapture of $23.8 million, the total net deferred gain was approximately $120.6 million which is included in Deposits and Deferred Income in the accompanying Consolidated Balance Sheets. The Company recognized approximately $536,000 of the total net deferred gain in 1998.
     Other - This category consists of several other joint ventures including:
     Norfolk Hotel Associates ("NHA") - NHA was a partnership between the Company and an affiliate of Odyssey Partners, L.P., each as 50% partners, which held a mortgage note on and owned the land under the Omni International Hotel in Norfolk, Virginia. In January 1992, NHA terminated the land lease and became the owner of the hotel and a long-term parking agreement with an adjacent building owner. In April 1993, the partnership sold the hotel, but retained its interest in the parking agreement. The partnership received a mortgage note receivable for a portion of the sales proceeds. In July 1994, NHA distributed to each partner a 50% interest in the parking agreement held by NHA, and in July 1996 the Company sold its 50% interest for $2 million, resulting in a profit to the Company of approximately $408,000 which is included in Gain on Sale of Investment Properties in the accompanying Consolidated Statements of Income.
     On February 14, 1997, the mortgage note receivable due to NHA with a balance of $8,325,000 was repaid in full. A portion of the proceeds from the repayment was used to pay off the partnership's lines of credit, with substantially all of the balance of the partnership's assets ($2.2 million of cash for each partner) distributed to the partners in 1997. The partnership was dissolved in 1997.
     Cousins-Hines Partnerships - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia, subject to a preference in favor of the majority partner. This 1.2 million rentable square foot office building, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company ("DIHC"). In October 1997, Cornerstone Properties, Inc. purchased DIHC's interest in the partnership. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.
     Temco Associates - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 11,000 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire a timber rights interest only in approximately 22,000 acres. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $877 per acre at January 1, 1999, escalating at 6% on January 1 of each succeeding year during the term of the option. During 1998, approximately 328 acres of the option related to the fee simple interest was exercised. Approximately 83 acres were simultaneously sold for gross profits of approximately $192,000. The Cobb County YMCA has a three year option to purchase approximately 38 acres out of the total acres of the options exercised in 1998. The remaining approximately 207 acres were deeded in early 1999 to a golf course developer who is developing the golf course within the Bentwater residential community on which Temco Associates commenced development in November 1998. Approximately 1,250 lots will be developed within Bentwater on approximately 838 acres which will be acquired as needed through exercises of the option related to the fee simple interest.
     During 1996, approximately 375 acres of the option related to the fee simple interest was exercised and simultaneously sold for gross profits of approximately $1,427,000. None of the option was exercised in 1997.
     Dusseldorf Joint Venture - In 1992, the Company entered into a joint venture agreement for the development of a 133,000 rentable square foot office building in Dusseldorf, Germany which is 34% leased to IBM. The Company's venture partners are IBM and Multi Development Corporation International B.V. ("Multi"), a Dutch real estate development company. In December 1993, the building was presold to an affiliate of Deutsche Bank. CREC and Multi jointly developed the building. Due to the release of certain completion guarantees related to the building, approximately $115,000, $235,000 and $777,000 of development income was received and recognized in 1998, 1997 and 1996, respectively.
     Additional Information - The Company recognized $7,426,000, $4,398,000 and $4,926,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 1998, 1997 and 1996, respectively.
6.   STOCKHOLDERS' INVESTMENT

General:
     The Company has elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation cost for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's earnings and earnings per share would have been as disclosed below. Options and Stock Appreciation Rights:
     The Company has a key employee stock incentive plan and an outside director stock plan which provide for the granting of both stock and stock option awards (see also "Stock Grants" below). Under both plans, stock options have been granted for a term of 10 years, and the vesting period for all options outstanding is 5 years and 1 year under the key employee and outside director plans, respectively.
     At December 31, 1998, 2,418,530 stock options to key employees and outside directors were outstanding, and the Company is authorized to award an additional 895,525 stock options or shares of stock.
     Separately from the stock incentive plan, the Company has issued stock appreciation rights ("SARs") to certain employees under two plans. At December 31, 1998, 97,550 SARs were outstanding, and the Company is authorized to award an additional 1,110,354 SARs.
     The Company accounts for stock options which have a cash payment election option as SARs. Accordingly, included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or reductions in accrued compensation expense to reflect the issuance of new SARs, vesting, changes in the market value of the common stock between periods, and forfeiture of non-vested SARs of terminated employees.




     The following is a summary of stock option activity under the stock option plans and SAR plans (in thousands, except per share amounts):



                                                          Number of                        Weighted Average
                                                           Shares                      Exercise Price Per Share
                                                 ---------------------------       --------------------------------
                                                  1998       1997       1996        1998         1997          1996
                                                 -----      -----      -----       ------       ------        ------
Stock Option Plans
------------------
Outstanding, beginning of year                   1,841      1,507      1,413       $22.23       $17.95        $15.42
Granted                                            678        580        436       $30.31       $30.15        $22.75
Exercised                                          (52)      (231)      (340)      $17.12       $14.67        $13.61
Forfeited                                          (48)       (15)        (2)      $24.26       $19.01        $16.77
                                                 ---------------------------
Outstanding, end of year                         2,419      1,841      1,507       $24.56       $22.23        $17.95
                                                 ---------------------------
Shares exercisable at end of year                  918        630        601       $19.20       $17.04        $15.29
                                                 ---------------------------
SARs
Outstanding, beginning of year                     121        184        344       $15.05       $14.74        $13.21
Exercised                                          (23)       (62)      (159)      $15.81       $14.09        $11.44
Forfeited                                           --         (1)        (1)      $   --       $16.88        $13.59
                                                 ---------------------------
Outstanding, end of year                            98        121        184       $14.88       $15.05        $14.74
                                                 ===========================
Shares exercisable at end of year                   98        103        145       $14.88       $14.74        $14.21
                                                 ===========================




     The following table provides a breakdown by exercise price range of the number of shares, weighted average exercise price, and remaining contractual lives for all stock options and SARs outstanding at December 31, 1998 (in thousands, except per share amounts and option life):





                                                 For Outstanding Options/SARs
                                                -------------------------------
     Exercise                                      Weighted    Weighted Average
       Price                                       Average     Contractual Life
       Range          Outstanding  Exercisable  Exercise Price     (in years)
     --------         -----------  -----------  -------------- ----------------

Stock Option Plans
------------------
$13.25 to $16.30           504         463           $15.59           4.6
$16.31 to $23.00           676         333           $20.84           7.5
$23.01 to $30.375        1,239         122           $30.24           9.4
                         ------------------------------------------------
Total                    2,419         918           $24.56           7.9
                         ------------------------------------------------
SARs
----
$10.78 to $13.75            41          41           $12.80           2.4
$13.76 to $16.875           57          57           $16.35           4.0
                           ----------------------------------------------
Total                       98          98           $14.88           3.4
                           ----------------------------------------------

     At December 31, 1998 and 1997, the total amount accrued for stock options, SARs, and Deferred Payment Agreements was $1,738,000 and $1,746,000, respectively.
     Stock Grants:
     As indicated above the key employee stock incentive plan and the outside director stock plan provide for stock awards in addition to stock option awards. The stock awards may be subject to specified performance and vesting requirements. Under the outside director stock plan, since April 1995 a director could elect to receive any portion of his director fees in stock, and since May 1996 the amount of stock received has been based on 95% of the market price.
     As of December 31, 1998, 110,400 shares of common stock have been awarded under the key employee stock incentive plan, of which 10,400 shares were awarded in lieu of 1995 cash bonuses, and 100,000 shares were awarded in 1995 subject to specified performance and vesting requirements. The estimated cost of the 100,000 shares, which will not be issued until all requirements have been met, is being accrued over the five year performance and vesting period, and at December 31, 1998 and 1997, $1,914,000 and $1,242,000 was accrued, respectively. Outside directors elected to receive 3,882, 4,638 and 2,260 shares of stock in lieu of cash for director fees in 1998, 1997 and 1996, respectively.

     SFAS No. 123 Pro Forma Disclosures:
     For purposes of the pro forma disclosures required by SFAS No. 123, the Company has computed the value of all stock and stock option awards granted during 1998, 1997 and 1996 using the Black-Scholes option pricing model with the following weighted-average assumptions and results:

                            1998      1997      1996
                            ----      ----      ----
Assumptions
-----------
Risk-free interest rate     4.96%     5.93%     6.26%
Assumed dividend yield      5.36%     4.80%     5.34%
Assumed lives of option
  awards                    8 years   8 years   8 years
Assumed volatility          0.191     0.202     0.171

Results
-------
Weighted average
  fair value of
  options granted           $ 3.75    $ 5.12    $ 3.08

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

     If the Company had accounted for its stock-based compensation awards in 1998, 1997 and 1996 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts):

                            1998      1997      1996
                             ----      ----      ----
Pro forma net income       $43,834   $36,769   $40,978
Pro forma basic net
   income per share        $  1.39   $  1.26   $  1.44
Pro forma diluted net
   income per share        $  1.37   $  1.24   $  1.43

     Because the SFAS No. 123 method of accounting has not been applied to awards granted prior to January 1, 1995, the pro forma compensation adjustments used to derive the above results are not likely to be representative of the pro forma compensation adjustments to be reported in future years.

    Per Share Data:
                                      1998    1997     1996
                                      ----    ----     ----

Weighted average shares              31,602   29,267   28,520
Dilutive potential common shares        438      426      218
Adjusted weighted average shares     32,040   29,693   28,738

Anti-dilutive options not included    1,207      565       --

     Ownership Limitations:
     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.

     Distribution of REIT Taxable Income:
     The following is a reconciliation  between dividends declared and dividends applied  in 1997 and 1996  and  estimated  to be  applied  in 1998 to meet  REIT distribution requirements ($ in thousands):
                                                                                         1998        1997       1996
                                                                                       -------     -------     -------
         Dividends declared                                                            $47,064     $37,606     $31,912
         Additional dividends paid deduction due to 5% discount on
           dividends reinvested                                                            548         257         408
         That portion of dividends declared in current year, and paid in current
           year, which was applied to the prior year distribution requirements          (7,644)     (4,816)     (2,197)
         That portion of dividends declared in subsequent year, and paid in
           subsequent year, which will apply to current year                            11,779       7,644       4,816
                                                                                       -------------------------------
         Dividends applied to meet current year REIT distribution requirements         $51,747     $40,691     $34,939
                                                                                       ===============================

     Tax Status of Dividends:
     Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.
     In 1998, the Company designated as 20% capital gain dividends 5% of the dividend paid December 22, 1998. In 1997, the Company designated as 28% capital gain dividends 49% of the dividend paid February 10, 1997. In 1996, the Company designated as capital gain dividends 16.778% of the dividend paid February 22, 1996 and 30.6774% of the dividend paid December 23, 1996. All other dividends paid in 1998, 1997 and 1996 were taxable as ordinary income dividends. In addition, in 1998, 1997 and 1996 an amount calculated as 1.74%, 1.91% and 1.95% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.



7.   INCOME TAXES

     In 1998, 1997 and 1996, because Cousins qualified as a REIT and distributed all of its  taxable  income  (see Note 6), it  incurred  no  federal  income tax liability.  The  differences  between taxable income as reported on Cousins' tax return  (estimated 1998 and actual 1997 and 1996) and Consolidated Net Income as reported herein are as follows ($ in thousands):
                                                                                          1998       1997       1996
                                                                                        -------     -------    -------
         Consolidated net income                                                        $45,299     $37,277    $41,016
         Consolidating adjustments                                                       (2,759)     (1,218)    (3,868)
         Less CREC net loss (income)                                                        540        (482)     2,937
                                                                                        ------------------------------
         Cousins net income for financial reporting purposes                             43,080      35,577     40,085
         Adjustments arising from:
           Sales of investment properties                                                (7,471)      1,606     (8,844)
           Income from unconsolidated joint ventures (principally depreciation,
              revenue recognition, and operational timing differences)                    2,227       1,112       (489)
           Rental income recognition                                                        344         438         73
           Interest income recognition                                                      429         566        448
           Wildwood Training Facility differences                                            --          --        411
           Interest expense                                                               5,052       1,401      2,356
           Compensation expense under stock option and SAR plans                             19      (2,578)    (2,893)
           Depreciation                                                                   5,946       4,809      1,170
           Other                                                                          2,121      (2,240)     2,622
                                                                                        ------------------------------
              Cousins taxable income                                                    $51,747     $40,691    $34,939
                                                                                        ==============================

     The  consolidated  benefit for income taxes is composed of the following ($
in thousands):
                                                                                          1998        1997      1996
                                                                                        -------     -------    ------
         CREC and its wholly owned subsidiaries:
           Currently payable:
           Federal                                                                      $    33     $    46    $    --
                                                                                        ------------------------------
                                                                                             33          46         --
                                                                                        ------------------------------
         Adjustments arising from:
           Income from unconsolidated joint ventures                                        356         304        298
           Operating loss carryforward                                                      574         751     (1,133)
           Stock appreciation right expense                                                (132)        119       (185)
           Other                                                                         (1,347)       (922)      (776)
                                                                                        ------------------------------
                                                                                           (549)        252     (1,796)
                                                                                        ------------------------------
         CREC (benefit) provision for income taxes                                         (516)        298     (1,796)
         Cousins provision for state income taxes                                           379          72        680
         Less provision applicable to gain on sale of investment properties                 (11)     (1,897)      (587)
                                                                                        ------------------------------

         Consolidated benefit applicable to income from operations                      $   (148)   $(1,527)  $ (1,703)
                                                                                        ==============================




     The net income tax provision  (benefit) differs from the amount computed by applying the  statutory  federal  income tax rate to CREC's income (loss) before taxes as follows ($ in thousands):
                                                                      1998                1997               1996
                                                                ---------------    ----------------    ----------------
                                                                Amount     Rate     Amount     Rate     Amount     Rate
                                                                ------     ----    -------     ----    -------     ----
     Federal income tax (benefit) provision                     $(359)      34%    $   265      34%    $(1,609)     34%
     State income tax (benefit) provision, net of
       federal income tax effect                                  (42)       4          31       4        (189)      4
     Other                                                       (115)      11           2      --           2      --
                                                                ------------------------------------------------------
     CREC (benefit) provision for income taxes                   (516)      49%        298      38%     (1,796)     38%
                                                                            ===                 ===
     Cousins provision for state income taxes                     379                   72                 680
     Less provision applicable to gain on sale of
       investment properties                                      (11)              (1,897)               (587)
                                                               ------              -------             -------
     Consolidated benefit applicable to income
       from operations                                         $ (148)             $(1,527)            $(1,703)
                                                               ======              =======             =======

The components of CREC's net deferred tax liability are as follows ($ in thousands):

                                  1998       1997
                                  ----       ----
Deferred tax assets             $ 5,726    $ 4,735
Deferred tax liabilities         (5,907)    (5,452)
                                ------------------
Net deferred tax liability      $  (181)   $  (717)
                                ==================






     The tax effect of significant temporary differences representing CREC's deferred tax assets and liabilities are as follows ($ in thousands):

                                       1998       1997
                                       ----       ----

Operating loss carryforward          $ 1,736    $ 2,277
Income from unconsolidated
   joint ventures                     (4,272)    (3,916)
Stock appreciation right expense         952        821
Residential lot sales, net             1,890        776
Interest capitalization               (1,323)    (1,228)
Other                                    836        553
                                     ------------------
                                     $  (181)   $  (717)
                                     ==================

8.   PROPERTY TRANSACTIONS
     Office Division
     In January 1998, the Company purchased the land for, and commenced construction of, 333 John Carlyle, an approximately 150,000 rentable square foot office building in suburban Washington, D.C. In May 1998, the Company commenced construction of 555 North Point Center East, an approximately 148,000 rentable square foot office building in suburban Atlanta, Georgia. This office building is being built on land the Company already owned which is adjacent to the Company's three other office buildings, 100, 200 and 333 North Point Center East.
     In June 1998, the Company acquired Lakeshore Park Plaza, an approximately 193,000 rentable square foot office building and also purchased the land for, and commenced construction of, 600 University Park Place, an approximately 123,000 rentable square foot office building. Both of these office buildings are located in Birmingham, Alabama.
     Also in June 1998, 333 North Point Center East, an approximately 129,000 rentable square foot office building in suburban Atlanta, Georgia and 4200 Wildwood Parkway, a 260,000 rentable square foot office building in suburban Atlanta, Georgia owned by Wildwood Associates, became partially operational for financial reporting purposes. In July 1998, Gateway commenced construction on Gateway Village, an approximately 976,000 rentable square foot office building in Charlotte, North Carolina (see Note 5). In August 1998, Grandview II, an approximately 150,000 square foot office building in Birmingham, Alabama became partially operational for financial reporting purposes.
     In August 1998, the Company commenced construction on LA Cellular Headquarters, an approximately 217,000 rentable square foot office building in suburban Los Angeles, California.
     Retail Division
     In January 1998, Abbotts Bridge Station, an approximately 83,000 square foot neighborhood retail center in suburban Atlanta, Georgia became partially operational for financial reporting purposes. In February 1998, Brad Cous Golf Venture, Ltd., purchased the land for and commenced construction of The Shops at World Golf Village, an approximately 80,000 square foot retail center located adjacent to the PGA Hall of Fame in St. Augustine, Florida (see Note 5).
     Also in February 1998, the Company purchased The Shops at Palos Verdes, located in Rolling Hills Estates, California, in the greater Los Angeles metropolitan area. This 355,000 square foot center includes existing retail space and a parking deck. The Company plans to reposition and remerchandise the project into an approximately 385,000 square foot open-air, high-end specialty center, to be named The Avenue of the Peninsula. In April 1998, the Company purchased the land for, and commenced construction of, The Avenue East Cobb, an approximately 241,000 square foot retail center in suburban Atlanta, Georgia. In July 1998, Laguna Niguel Promenade, an approximately 154,000 square foot retail center in Laguna Niguel, California became partially operational for financial reporting purposes.
     Subsequent to year-end, on February 1, 1999, CREC sold Abbotts Bridge Station, an approximately 83,000 square foot neighborhood retail center in suburban Atlanta, Georgia for $15.7 million, which was approximately $5.0 million over the cost of the center. Including depreciation recapture of approximately $.3 million and net of an income tax provision of approximately $2.2 million, the net gain on the sale was approximately $3.1 million.
     Medical Office Division
     In June 1998, the Company acquired Northside/Alpharetta I, an approximately 100,000 rentable square foot medical office building in suburban Atlanta, Georgia. Construction also commenced in June 1998 on Northside/Alpharetta II, an approximately 198,000 rentable square foot medical office building. In July 1998, the Company commenced construction on AtheroGenics, an approximately 50,000 rentable square foot office and laboratory building, located in suburban Atlanta, Georgia, on land the Company already owned.
     Land Division
     The Company is currently developing six residential communities in suburban Atlanta, Georgia, including four in which development commenced in 1994, one in 1995 and one in 1996. These developments currently include land on which approximately 1,775 lots are being developed (with additional lots developable on adjacent land under option), of which 344, 260 and 227 lots were sold in 1998, 1997 and 1996, respectively.
     In November 1998, Temco Associates began development of the Bentwater residential community, which will consist of approximately 1,250 lots on approximately 838 acres (see Note 5).
9.   CONSOLIDATED STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION
     Interest (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

                              1998       1997      1996
                            -------    -------    ------

Interest paid               $11,258    $14,118    $5,753
Income taxes paid,
   net of $5 and $511
   refunded in
   1998 and 1996,
   respectively             $   110    $    46    $   54

     Significant non-cash financing and investing activities included the following:
     a.  In 1998, 1997 and 1996, approximately $29,939,000,  $87,658,000 and
$78,169,000, respectively, were transferred from Projects Under Construction to Operating Properties.
     b. In  1998,  1997  and  1996,  approximately  $1,229,000,  $1,553,000  and
$3,246,000, respectively, were transferred from Land Held for Investment or Future Development to Operating Properties. In 1998 approximately $14,115,000 was transferred from Land Held for Investment or Future Development to Projects Under Construction.
     c. In January 1997, approximately $17,005,000 was transferred from Notes and Other Receivables to Operating Properties. d. In June 1998, in conjunction with the acquisition of Northside/Alpharetta I, a mortgage note payable of approximately
$10,610,000 was assumed (see Note 4). In December 1996, in conjunction with the acquisition of 101 Independence Center, a mortgage note payable of approximately $30,879,000 was assumed.

     e. In January 1996, in conjunction with the exchange of certain partnership interests, approximately $3,825,000 was transferred from Minority Interests in Consolidated Entities to Operating Properties ($3,283,000) and Projects Under Construction ($542,000); and approximately $1,688,000 was transferred from Investment in Unconsolidated Joint Ventures to Operating Properties.
     f. In November 1998, in conjunction with the formation of the Venture with Prudential (see Note 5), the Company contributed nine properties, certain of which were subject to mortgages, and received net cash in the amount of approximately $103,025,000. The non-cash activities related to the formation of the Venture are as follows:

   Decrease in:
     Operating properties, net          $137,746,000
     Projects under construction          19,684,000
     Notes and other receivables           3,771,000
     Notes payable                       (53,281,000)
   Increase in:
     Investment in unconsolidated
       joint ventures                   (137,544,000)
     Deposits and deferred income        132,649,000
                                        ------------
   Net cash received in formation
     of venture                         $103,025,000
                                        ============

10.   RENTAL PROPERTY REVENUES
     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.
     At December 31, 1998, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                                   Office and
                                     Medical
                        Retail       Office       Total
                       --------     --------    --------

1999                   $ 15,694     $ 27,673    $ 43,367
2000                     17,868       42,591      60,459
2001                     17,697       40,312      58,009
2002                     16,961       39,706      56,667
2003                     16,850       38,849      55,699
Subsequent to 2003      152,585      248,447     401,032
                       ---------------------------------
                       $237,655     $437,578    $675,233
                       =================================


11. REPORTABLE SEGMENTS

     The Company has four reportable segments: Office Division, Retail Division,
Medical Office Division and Land Division. The Office Division,  Retail Division
and Medical Office Division develop,  lease and manage office buildings,  retail centers and medical  office  buildings,  respectively.  The Land  Division  owns various  tracts of  strategically  located  land which are being held for future
development.   The  Land  Division  also  develops   single-family   residential
communities which are parceled into lots and sold to various home builders.
     The accounting  policies of the segments are the same as those described in
Significant  Accounting  Policies  (see Note 1). The  management  of the Company evaluates performance of its reportable segments based on Funds From Operations.
The Company's  reportable segments are broken down based on what type of product the division provides. The divisions are managed separately because each product they provide has separate and distinct development issues,  leasing and/or sales strategies  and  management  issues.  The notations  (100%) and (JV) used in the following  tables  indicate  wholly-owned  and  unconsolidated  joint  ventures, respectively, and all amounts are in thousands.

                                              Office    Retail       Medical       Land      Unallocated
1998                                         Division  Division  Office Division Division     and Other        Total
----                                         --------  --------  --------------- --------    -----------     --------
Rental property revenues (100%)              $ 33,011  $ 31,315      $ 2,579     $    --       $    473      $ 67,378
Rental property revenues (JV)                  49,129    10,168          149          --             --        59,446
Development income, management
   fees and leasing and other fees              7,867       692        1,019          --             --         9,578
Other income (100%)                                --        --           --      16,732          4,275        21,007
Other income (JV)                                  --        --           --         181            294           475
                                             ------------------------------------------------------------------------
         Total revenues                        90,007    42,175        3,747      16,913          5,042       157,884
                                             ------------------------------------------------------------------------
Rental property operating expenses (100%)      10,319     6,308          913          --            162        17,702
Rental property operating expenses (JV)        14,111     2,933           52          --             --        17,096
Other expenses (100%)                              --        --           --      16,414         26,602        43,016
Other expenses (JV)                                --        --           --          80          9,138         9,218
                                             ------------------------------------------------------------------------
         Total expenses                        24,430     9,241          965      16,494         35,902        87,032
                                             ------------------------------------------------------------------------
Consolidated funds from operations             65,577    32,934        2,782         419        (30,860)       70,852
                                             ------------------------------------------------------------------------
Depreciation and amortization (100%)           (8,040)   (5,742)        (457)         --           (430)      (14,669)
Depreciation and amortization (JV)            (12,000)   (1,670)         (47)         --             --       (13,717)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)       348        --           --          --             --           348
Effect of the recognition of rental
   revenues on a straight-line basis (JV)      (1,578)      111           --          --             --        (1,467)
Adjustment to reflect stock appreciation
   right expense on a cash basis                   --        --           --          --              8             8
Gain on sale of investment properties, net
   of applicable income tax provision              --        --           --          --          3,944         3,944
                                             ------------------------------------------------------------------------
Net income                                     44,307    25,633        2,278         419        (27,338)       45,299
Benefit for income taxes from operations           --        --           --          --           (148)         (148)
                                             ------------------------------------------------------------------------
Income from operations before taxes          $ 44,307  $ 25,633      $ 2,278     $   419       $(27,486)     $ 45,151
                                             ========================================================================
Total assets                                 $386,414  $255,207      $49,437     $ 9,912       $ 51,888      $752,858
                                             ========================================================================
Investment in unconsolidated joint ventures  $158,720  $ 99,661      $ 5,183     $ 1,082       $      2      $264,648
                                             ========================================================================
Capital expenditures                         $104,266  $ 55,161      $25,811     $ 9,017       $     --      $194,255
                                             ========================================================================

Reconciliation to Consolidated Revenues
                                                    1998       1997       1996
                                                  -------    -------    -------

Rental property revenues (100%)                   $67,378    $61,812    $33,108
Effect of the recognition of rental
   revenues on a straight-line basis (100%)           348        440          4
Development income, management fees
   and leasing and other fees                       9,578      7,291      6,019
Residential lot and outparcel sales                16,732     12,847     14,145
Interest and other                                  4,275      3,609      5,256
                                                  -----------------------------
Total consolidated revenues                       $98,311    $85,999    $58,532
                                                  =============================



                                              Office    Retail       Medical       Land      Unallocated
1997                                         Division  Division  Office Division Division     and Other        Total
----                                         --------  --------  --------------- --------    -----------     --------
Rental property revenues (100%)              $ 30,353  $ 30,514      $   476     $    --       $    469      $ 61,812
Rental property revenues (JV)                  44,318     6,892           --          --             --        51,210
Development income, management
   fees and leasing and other fees              5,081     1,310          887          --             13         7,291
Other income (100%)                                --        --           --      12,847          3,609        16,456
Other income (JV)                                  --        --           --          52            217           269
                                             ------------------------------------------------------------------------
         Total revenues                        79,752    38,716        1,363      12,899          4,308       137,038
                                             ------------------------------------------------------------------------
Rental property operating expenses (100%)       9,286     5,766          145          --            174        15,371
Rental property operating expenses (JV)        12,143     2,103           --          --             --        14,246
Other expenses (100%)                              --        --           --      12,523         29,352        41,875
Other expenses (JV)                                --        --           --          41          9,959        10,000
                                             ------------------------------------------------------------------------
         Total expenses                        21,429     7,869          145      12,564         39,485        81,492
                                             ------------------------------------------------------------------------
Consolidated funds from operations             58,323    30,847        1,218         335        (35,177)       55,546
                                             ------------------------------------------------------------------------
Depreciation and amortization (100%)           (7,465)   (5,456)        (104)         --           (586)      (13,611)
Depreciation and amortization (JV)             (9,168)   (1,159)          --          --             (7)      (10,334)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)       440        --           --          --             --           440
Effect of the recognition of rental
   revenues on a straight-line basis (JV)      (1,438)       --           --          --             --        (1,438)
Adjustment to reflect stock appreciation
   right expense on a cash basis                   --        --           --          --            702           702
Gain on sale of investment properties, net
   of applicable income tax provision              --        --           --          --          5,972         5,972
                                             ------------------------------------------------------------------------
Net income                                     40,692    24,232        1,114         335        (29,096)       37,277
                                             ------------------------------------------------------------------------
Benefit for income taxes from operations           --        --           --          --         (1,527)       (1,527)
                                             ------------------------------------------------------------------------
Income from operations before taxes          $ 40,692  $ 24,232      $ 1,114     $   335       $(30,623)     $ 35,750
                                             ========================================================================
Total assets                                 $294,306  $212,876      $13,143     $16,407       $ 81,007      $617,739
                                             ========================================================================
Investment in unconsolidated joint ventures  $ 98,425  $ 20,784      $    --     $   985       $      4      $120,198
                                             ========================================================================
Capital expenditures                         $ 34,395  $ 29,635      $ 7,516     $ 9,068       $     14      $ 80,628
                                             ========================================================================

                                              Office    Retail       Medical       Land      Unallocated
1996                                         Division  Division  Office Division Division     and Other        Total
----                                         --------  --------  --------------- --------    -----------     --------
Rental property revenues (100%)              $ 11,435  $ 21,007      $    --     $    --       $    666      $ 33,108
Rental property revenues (JV)                  41,442     6,740           --          --             --        48,182
Development income, management
   fees and leasing and other fees              5,160       451          404          --              4         6,019
Other income (100%)                                --        --           --      14,145          5,256        19,401
Other income (JV)                                  --        --           --         897            452         1,349
                                             ------------------------------------------------------------------------
         Total revenues                        58,037    28,198          404      15,042          6,378       108,059
                                             ------------------------------------------------------------------------
Rental property operating expenses (100%)       3,411     4,017           --          --            188         7,616
Rental property operating expenses (JV)        12,308     2,118           --         192             --        14,618
Other expenses (100%)                              --        68           --      14,977         18,516        33,561
Other expenses (JV)                                --        --           --          --          8,036         8,036
                                             ------------------------------------------------------------------------
         Total expenses                        15,719     6,203           --      15,169         26,740        63,831
                                             ------------------------------------------------------------------------
Consolidated funds from operations             42,318    21,995          404        (127)       (20,362)       44,228
                                             ------------------------------------------------------------------------
Depreciation and amortization (100%)           (2,807)   (3,637)          --          --           (470)       (6,914)
Depreciation and amortization (JV)             (8,854)   (1,086)          --          (5)           (35)       (9,980)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)         4        --           --          --             --             4
Effect of the recognition of rental
   revenues on a straight-line basis (JV)         307        --           --          --             --           307
Adjustment to reflect stock appreciation
   right expense on a cash basis                   --        --           --          --            567           567
Gain on sale of investment properties, net
   of applicable income tax provision              --        --           --          --         12,804        12,804
                                             ------------------------------------------------------------------------
Net income                                     30,968    17,272          404        (132)        (7,496)       41,016
                                             ------------------------------------------------------------------------
Benefit for income taxes from operations           --        --           --          --         (1,703)       (1,703)
                                             ------------------------------------------------------------------------
Income from operations before taxes          $ 30,968  $ 17,272      $   404     $  (132)      $ (9,199)     $ 39,313
                                             ========================================================================
Total assets                                 $258,699  $208,793      $ 4,656     $17,361       $ 67,135      $556,644
                                             ========================================================================
Investment in unconsolidated joint ventures  $108,305  $ 20,880      $    --     $   974       $  2,103      $132,262
                                             ========================================================================
Capital expenditures                         $ 66,354  $ 76,737      $ 4,281     $13,656       $  1,126      $162,154
                                             ========================================================================


Cousins Properties Incorporated and Consolidated Entities

---------------------------------------------------------------------------------------------------------------------
FIVE YEAR SUMMARY OF SELECTED  FINANCIAL DATA ($ in thousands,  except per share amounts)
                                                   1998           1997            1996           1995           1994
                                                 --------       --------        --------       --------       --------
Rental property revenues                         $ 67,726       $ 62,252        $ 33,112       $ 19,348       $ 13,150
Fees                                                9,578          7,291           6,019          7,884          5,023
Residential lot and outparcel sales                16,732         12,847          14,145          9,040          6,132
Interest and other                                  4,275          3,609           5,256          4,764          6,801
                                                 ---------------------------------------------------------------------
Total revenues                                     98,311         85,999          58,532         41,036         31,106
                                                 ---------------------------------------------------------------------
Income from unconsolidated joint ventures          18,423         15,461          17,204         14,113         12,580
                                                 ---------------------------------------------------------------------
Rental property operating expenses                 17,702         15,371           7,616          4,681          3,338
Depreciation and amortization                      15,173         14,046           7,219          4,516          3,742
Stock appreciation right expense                      330            204           2,154          1,298            433
Residential lot and outparcel cost of sales        15,514         11,917          13,676          8,407          5,762
Interest expense                                   11,558         14,126           6,546            687            411
General, administrative, and other expenses        15,250         16,018          12,016         10,333          9,627
                                                 ---------------------------------------------------------------------
Total expenses                                     75,527         71,682          49,227         29,922         23,313
(Benefit) provision for income taxes
   from operations                                   (148)        (1,527)         (1,703)           747           (166)
Gain on sale of investment properties,
   net of applicable income tax provision           3,944          5,972          12,804          1,862          6,356
                                                 ---------------------------------------------------------------------
Net income                                       $ 45,299       $ 37,277        $ 41,016       $ 26,342       $ 26,895
                                                 =====================================================================
Basic net income per share                       $   1.43       $   1.27        $   1.44       $   .94        $    .97
                                                 =====================================================================
Diluted net income per share                     $   1.41       $   1.26        $   1.43       $   .94        $    .96
                                                 =====================================================================
Cash dividends declared per share                $   1.49       $   1.29        $   1.12       $   .99        $    .90
                                                 =====================================================================
Total assets                                     $752,858       $617,739        $556,644       $418,006       $330,817
Notes payable                                     198,858        226,348         231,831        113,434         41,799
Stockholders' investment                          379,865        370,674         299,184        277,678        272,898
Shares outstanding at year-end                     31,887         31,472          28,920         28,223         27,864


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To Cousins Properties Incorporated:
     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. and Haywood Mall which statements combined reflect assets of 23% and 38% of the joint ventures totals as of December 31, 1998 and 1997 and revenues of 46%, 50% and 48% of the 1998, 1997 and 1996 joint ventures totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, is based solely on the reports of the other auditors.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.
                                    ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 11, 1999

Cousins Properties Incorporated and Consolidated Entities

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations For The Three Years Ended December 31, 1998
--------------------------------------------------------------------------------
     General. Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results. The notes referenced in the discussion below are the "Notes to Consolidated Financial Statements" included in this annual report.
     Rental Property Revenues and Operating Expenses. Rental property revenues increased from $33,112,000 in 1996 to $62,252,000 and $67,726,000 in 1997 and
1998, respectively. Rental property revenues from the Company's office division increased approximately $2,566,000 in 1998 due primarily to the acquisition of one office building and the addition of two new office buildings which became partially operational for financial reporting purposes during 1998. The June 1998 acquisition of Lakeshore Park Plaza increased rental property revenues approximately $1,354,000. Two office buildings, 333 North Point Center East and Grandview II, became partially operational for financial reporting purposes in June 1998 and August 1998, respectively, which contributed $1,499,000 and $499,000, respectively, to the increase. The increase from Grandview II would have been higher by $296,000 but this property was contributed to CP Venture Two LLC in November 1998, which revenue is recorded as Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5). Additionally, rental property revenues decreased $935,000, $266,000 and $97,000 in 1998 from the contribution of three other office properties, First Union Tower, 100 North Point Center East and 200 North Point Center East, respectively, to CP Venture Two LLC in November 1998, which revenue is also recorded as Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5). Rental property revenues also increased by $242,000 due to increased occupancy during the year at 101 Independence Center, which was 94% leased at December 31, 1997 and 98% leased at December 31, 1998.
     Rental property revenues from the Company's retail division increased approximately $801,000 in 1998. Two retail centers, Abbotts Bridge Station and Laguna Niguel Promenade, which became partially operational for financial reporting purposes in January 1998 and July 1998, respectively, increased rental property revenues in 1998 approximately $1,462,000 and $788,000, respectively. Rental property revenues increased approximately $362,000 from Presidential MarketCenter in 1998 due to the second expansion of the center in April 1997.
     The increase in rental property revenues from the retail division was partially offset (a decrease of $990,000) by the contribution of four retail properties to CP Venture Two LLC in November 1998, which revenue is recorded as Income from Unconsolidated Joint Ventures from the date of contribution (see
Note 5). The increase in rental property revenues was also partially offset by decreases in rental property revenues of approximately $644,000 and $449,000 from Rivermont Station and Lovejoy Station, respectively, both of which were sold in July 1997.
     Rental property revenues from the Company's medical office division increased approximately $2,103,000 in 1998 due to the June 1998 acquisition of Northside/Alpharetta I ($1,438,000) and to Presbyterian Medical Plaza at University ($665,000), which became partially operational in August 1997. The increase from Presbyterian Medical Plaza at University would have been higher by $178,000 but the property was contributed to CP Venture Two LLC in November 1998, which revenue is recorded as Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).
     Rental property revenues from the Company's office division increased approximately $19,354,000 in 1997 due primarily to the acquisition of two office buildings in 1996 and the addition of two new office buildings which became operational for financial reporting purposes during 1996. Rental property revenues from 101 Independence Center and 615 Peachtree Street, two office buildings which were acquired in December 1996 and August 1996, respectively, contributed to the increase in 1997 by $10,844,000 and $1,578,000, respectively. Two office buildings, 100 and 200 North Point Center East, which became operational for financial reporting purposes in April 1996 and November 1996, respectively, increased rental property revenues in 1997 approximately $1,186,000 and $2,354,000, respectively.
     The Wildwood Training Facility also favorably impacted the rental property revenues recognized from the Company's office division by approximately $3,319,000 in 1997. Effective January 1, 1997, the Wildwood Training Facility is being accounted for as a property owned by the Company.
     Rental property revenues from the Company's retail division increased approximately $9,507,000 in 1997. The increase was due primarily to new retail centers or expansions of existing retail centers which became operational for financial reporting purposes during 1996 as follows (1997 increase): Colonial Plaza MarketCenter in March 1996 ($3,041,000), Greenbrier MarketCenter in October 1996 ($4,059,000), Los Altos MarketCenter in November 1996 ($2,746,000), the first expansion of Presidential MarketCenter in June 1996 ($956,000), the expansion of North Point MarketCenter in December 1996 ($524,000) and Mansell Crossing Phase II in March 1996 ($619,000). (The Company does not own Mansell Crossing Phase I.) Rivermont Station, which became operational for financial reporting purposes in February 1997 but was subsequently sold on July 1, 1997, increased rental property revenues approximately $644,000.
     The tax-deferred exchange of Lawrenceville MarketCenter in November 1996 partially offset the foregoing increases in rental property revenues by $3,027,000 in 1997. Also the sale of Lovejoy Station on July 1, 1997 negatively impacted rental property revenues by approximately $297,000.
     Presbyterian Medical Plaza at University contributed approximately $476,000 to the increase in rental property revenues in 1997. Rental property operating expenses increased from $7,616,000 in 1996 to $15,371,000 and $17,702,000 in 1997 and 1998,
respectively. The increase in 1998 was primarily related to the aforementioned retail centers and office buildings becoming operational, as well as the acquisitions of Lakeshore Park Plaza and Northside/Alpharetta I. The increase in 1998 was partially offset by the contribution of nine properties to CP Venture Two LLC in November 1998, which rental property operating expenses from these nine properties would be recognized by the Company through Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).
     The increase in rental property operating expenses in 1997 was primarily due to the occupancy of the retail centers, the 100 and 200 North Point Center East office buildings and Presbyterian Medical Plaza at University becoming operational, as well as the acquisition of the 615 Peachtree Street and 101 Independence Center office buildings.
     Development Income. Development income increased from $1,660,000 in 1996 to $3,123,000 in 1997 and then decreased in 1998 to $3,007,000. Development income recognized by the Company's retail division from third party retail developments increased approximately $1,324,000 in 1997. Development income was also favorably impacted in 1997 by $622,000 from the fee development of Total Systems' corporate headquarters in Columbus, Georgia. Partially offsetting the foregoing increases in development income in 1997 was a decrease in development income received from the Dusseldorf project of approximately $542,000 (see Note
5).
     Management  Fees.  Management  fees  increased  from  $2,801,000 in 1996 to
$3,448,000 and $3,761,000 in 1997 and 1998, respectively. Management fees increased in both 1997 and 1998 due to lease-up of certain properties and formation of certain ventures from which management fees are received (see Note
5). The increase in 1997 was also due to the acquisition of the management contracts of The Lea Richmond Company in July 1996 (increase of approximately $491,000).
     Leasing and Other Fees. Leasing and other fees decreased from $1,558,000 in 1996 to $720,000 in 1997 and then increased to $2,810,000 in 1998. The increase in 1998 is partially due to an increase of approximately $1,065,000 of leasing fees related to Wildwood Office Park, primarily due to the lease-up of the 4200 Wildwood Parkway Building. Leasing fees from Cousins LORET increased $560,000 in 1998, primarily due to the lease-up of The Pinnacle, which was under development and in the early stages of lease-up in 1998. Leasing fees from CSC Associates increased approximately $367,000 primarily due to increased occupancy at NationsBank Plaza.
     The decrease in leasing and other fees in 1997 was due in part to a decrease of approximately $843,000 from leasing fees related to Wildwood Office Park, primarily related to fees received from the leasing of the 4100 and 4300 Wildwood Parkway Buildings. Leasing and other fees recognized by the Company's retail division from third party developments also decreased approximately $305,000 in 1997. The decrease in 1997 was partially offset by the recognition of approximately $411,000 of leasing fees from Cousins LORET, which was a newly formed venture in 1997 (see Note 5).
     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales decreased from $14,145,000 in 1996 to $12,847,000 in 1997 and then increased to $16,732,000 in 1998. Residential lot sales increased in 1998 to $15,932,000 from $10,228,000 in 1997 due to an increase in the number of residential lots sold to 344 lots in 1998 from 260 lots in 1997. The increase was partially offset by a decrease in outparcel sales by CREC and one of its subsidiaries to $800,000 in 1998 from $2,619,000 in 1997, resulting from the sale of two outparcels in 1998 and five outparcels in 1997.
     The decrease in residential lot and outparcel sales in 1997 is due primarily to a decrease in outparcel sales by CREC and one of its subsidiaries to $2,619,000 in 1997 from $3,951,000 in 1996 resulting from the sale of five outparcels in 1997 and eight outparcels in 1996. The decrease was partially offset by an increase in residential lot sales to $10,228,000 in 1997 from $10,194,000 in 1996. The number of residential lots sold increased to 260 lots in 1997 from 227 lots in 1996.
     Residential lot and outparcel cost of sales decreased from $13,676,000 in 1996 to $11,917,000 in 1997 and then increased to $15,514,000 in 1998. The decrease in 1997 and the increase in 1998 were due to the aforementioned decreases and increases in the number of residential lot and outparcel sales. The increase in 1998 was also due to a $500,000 writedown of one of the residential developments due to a change in lot sales price assumptions.
     Interest and Other Income. Interest and other income decreased from $5,256,000 in 1996 to $3,609,000 in 1997 and increased to $4,275,000 in 1998.
The increase in 1998 is due to interest income of approximately $714,000 recognized from a note receivable from Cousins LORET. The Company lent funds beginning in June 1998 to Cousins LORET at a slightly higher rate than its borrowing costs, until December 1998 when Cousins LORET drew down funds from its $70 million financing of The Pinnacle.
     The decrease in interest and other income in 1997 was due primarily to the reclassification of the Wildwood Training Facility Mortgage Note Receivable to Operating Properties, which caused a decrease of approximately $1,591,000 in interest income. Also contributing to the decrease in 1997 was a decrease of approximately $351,000 in interest income recognized from temporary investments. Partially offsetting the aforementioned decreases was an increase in interest income of approximately $369,000 recognized from the Daniel Realty Company Note Receivable (see Note 3).
     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures decreased from $17,204,000 in 1996 to $15,461,000 in 1997 and then increased to $18,423,000 in 1998.
     Income from CSC Associates, L.P. increased from $7,978,000 in 1996 to $9,284,000 and $10,021,000 in 1997 and 1998, respectively. The increases in both 1997 and 1998 were due to the continued lease-up of NationsBank Plaza. The increase in 1998 was also due to the increase in rental income from a tenant whose increase in rental rate did not require straight-lining under Statement of Financial Accounting Standards No. 13. Also favorably impacting 1997 results was a decrease in depreciation and amortization in 1997 of approximately $217,000 due to certain deferred leasing and marketing costs and furniture and equipment becoming fully amortized during 1997.
     Income from Wildwood Associates decreased from $4,245,000 in 1996 to $1,903,000 in 1997 and then increased to $1,968,000 in 1998. Income before depreciation, amortization and interest expense from the 2300 and 2500 Windy Ridge Parkway Buildings favorably impacted results in 1998 by $215,000 and $184,000, respectively, due to increased average economic occupancy of both properties in 1998.
     Income before depreciation, amortization and interest expense from the 4200 Wildwood Parkway Building increased $581,000 due to the building becoming partially operational in June 1998. Also favorably impacting 1998 results was the October 1998 condemnation gain of $110,000 related to the proceeds received due to certain of Wildwood Associates' land being condemned for the widening of a road.
     Results in 1998 were negatively impacted by an increase in interest expense of approximately $1,121,000. The increase was primarily due to the June 1998 financing of the 4200 Wildwood Parkway Building with a $44 million non-recourse mortgage note payable at an interest rate of 6.78% and a term of fifteen and three-quarters years. This financing increased interest expense approximately $756,000 in 1998. Interest expense on the 4100 and 4300 Wildwood Parkway Buildings increased approximately $230,000 as the financing of these buildings was completed in March 1997. Interest capitalized decreased approximately $258,000 due to interest no longer being capitalized to the 4200 Wildwood Parkway Building effective October 1998.
     Results in 1997 were negatively impacted by an increase in interest expense of approximately $1,630,000. This increase was primarily due to the financing of the 3200 Windy Hill Road Building which contributed approximately $2,773,000 to the increase in interest expense in 1997. On December 16, 1996, Wildwood Associates completed the financing of this building with a $70 million non-recourse mortgage note payable at an 8.23% interest rate and a term of ten years. Concurrent with the financing, Wildwood Associates paid down its line of credit to $0 which partially offset the increase in interest expense by approximately $846,000. Interest expense also increased due to the financing of the 4100 and 4300 Wildwood Parkway Buildings which increased interest expense $901,000. On March 20, 1997, Wildwood Associates completed the financing of these two buildings with a $30 million non-recourse mortgage note payable at a 7.65% interest rate and a term of fifteen years.
     Partially offsetting the increase in interest expense in 1997 was a decrease of approximately $475,000 in interest expense related to the Summit Green Building. Effective December 1, 1996, Wildwood Associates disposed of its interest in this building in exchange for cancellation of the related mortgage debt. In addition, an increase in interest capitalization also partially offset the increase in interest expense by $473,000.
     Income before depreciation, amortization and interest expense from the 4100 and 4300 Wildwood Parkway Buildings favorably impacted results in 1997 by approximately $840,000. The 4100 and 4300 Wildwood Parkway Buildings became partially operational for financial reporting purposes in March 1996. Lease-up of the 2300 and 2500 Windy Ridge Parkway Buildings also increased income before depreciation, amortization and interest expense by $152,000 and $319,000, respectively. Income before depreciation, amortization and interest expense from the 3200 Windy Hill Road Building decreased approximately $1,222,000 due primarily to the effect of the straight-lining of rental revenues in accordance with Statement of Financial Accounting Standards No. 13, which decreased rental revenues by approximately $1,386,000. The disposition of the Summit Green Building, as discussed above, decreased income before depreciation, amortization and interest expense by approximately $896,000.
     Income from Haywood Mall increased from $3,538,000 in 1996 to $3,648,000 and $4,614,000 in 1997 and 1998, respectively. The increases in both 1998 and 1997 were due to the lease-up of the expansion of Haywood Mall.
     Income from Cousins LORET increased from $68,000 in 1997 to $672,000 in 1998. Cousins LORET was formed on July 31, 1997 between the Company and LORET Holdings, L.L.L.P. (see Note 5). The increases in both 1998 and 1997 were due to the Two Live Oak office building, which became partially operational in October 1997.
     Income from CP Venture LLC and CP Venture Two LLC was $284,000 in 1998. These two ventures were formed on November 12, 1998 between the Company and Prudential (see Note 5). The Company contributed nine of its operating properties to CP Venture Two LLC. From the date of formation of these two ventures forward, the Company's share of income from these nine properties is recorded as Income from Unconsolidated Joint Ventures.
     Income from Temco Associates decreased from $700,000 in 1996 to $11,000 in 1997 and increased to $97,000 in 1998. During 1998, approximately 83 acres of the option related to the fee simple interest was exercised and simultaneously sold. CREC's share of the gain on these sales was approximately $96,000. During 1996, Temco Associates exercised portions of the option related to the fee simple interest to purchase 375 acres of land which it simultaneously sold. CREC's share of the gain on these sales was approximately $713,000. There was no similar sale in 1997.
     Income from Hickory Hollow Associates decreased from $11,000 in 1996 to a loss of $8,000 in 1997 and then increased to income of $185,000 in 1998. The increase in 1998 was due to an outparcel sale, from which CREC's share of the gain was approximately $192,000. There were no outparcel sales in 1996 or 1997.
     General and Administrative Expenses. General and administrative expenses increased from $9,148,000 in 1996 to $12,717,000 and $13,087,000 in 1997 and
1998, respectively. General and administrative expenses of the Company increased approximately $2,000,000 in 1998 due to the Company's expansion. The increase was partially offset by an increase in costs capitalized to projects under construction of approximately $1,700,000, as the number of projects under construction increased in 1998.
     The increase in 1997 was primarily related to the Company's expansion and the acquisition of The Lea Richmond Company and The Richmond Development Company in July 1996. The increase in 1997 was also due to approximately $397,000 of additional expense being accrued in 1997 for higher than anticipated estimates of runoff and other expenses associated with the termination of the Company's partially self-insured medical plan in December 1996.
     Depreciation and Amortization. Depreciation and amortization increased from $7,219,000 in 1996 to $14,046,000 and $15,173,000 in 1997 and 1998,
respectively. The increase in 1998 was mainly due to the aforementioned retail centers and office buildings becoming operational and the acquisition of Lakeshore Park Plaza and Northside/Alpharetta I. The increase was partially offset by decreases in depreciation and amortization due to the contribution of nine properties in November 1998 to CP Venture Two LLC, an unconsolidated joint venture (see Note 5).
     The 1997 increase was due primarily to the aforementioned retail centers becoming operational, the 100 and 200 North Point Center East office buildings becoming operational and the acquisitions of the 101 Independence Center and 615 Peachtree Street office buildings. Additionally, both the reclassification of the Wildwood Training Facility Mortgage Note Receivable to Operating Properties, as well as Presbyterian Medical Plaza at University becoming partially operational in August 1997, increased depreciation and amortization in 1997.
     Stock Appreciation Right Expense. Stock appreciation right expense decreased from $2,154,000 in 1996 to $204,000 in 1997 and increased to $330,000 in 1998. This non-cash item is primarily related to the number of stock appreciation rights outstanding and the Company's stock price. A reduction in the number of stock appreciation rights outstanding due to exercises which occurred since the first quarter of 1996 contributed to the decrease in the stock appreciation right expense in 1997. The Company's stock price was $32.25, $29.3125 and $28.125 per share at December 31, 1998, 1997 and 1996, respectively.
     Interest Expense. Interest expense increased from $6,546,000 in 1996 to $14,126,000 in 1997 and then decreased to $11,558,000 in 1998. Interest expense before capitalization increased from $12,194,000 in 1996 to $17,293,000 and $19,028,000 in 1997 and 1998, respectively, due to higher debt levels.
Specifically, the Company assumed the mortgage note payable of Northside/Alpharetta I when it acquired the property in June 1998 and in October 1998, the Company completed the financing of Lakeshore Park Plaza (see Note 4). The amount of interest capitalization (a reduction of interest expense), which changes parallel to the amount of projects under development, decreased from $5,648,000 in 1996 to $3,167,000 in 1997, which contributed to the increase in interest expense in 1997. Interest capitalized in 1998 increased to $7,470,000 which more than offset the increase in interest expense and resulted in a net decrease in interest expense in 1998.
     Property Taxes on Undeveloped Land. Property taxes on undeveloped land decreased from $1,301,000 in 1996 to $606,000 in 1997 and increased to $900,000 in 1998. The increase in 1998 and the decrease in 1997 were primarily due to favorable settlements of property taxes in 1997 on the Company's land related to 1994, 1995 and 1996 tax years, which had been under appeal.
     Other Expenses. Other expenses increased from $1,567,000 in 1996 to $2,695,000 in 1997 and decreased to $1,263,000 in 1998. The increase in 1997 and decrease in 1998 were due to an increase and decrease, respectively, in predevelopment expense.
     Benefit for Income Taxes From Operations. The benefit for income taxes from operations decreased from a benefit of $1,703,000 in 1996 to a benefit of $1,527,000 in 1997, which benefit further decreased to $148,000 in 1998. The decrease in the benefit for income taxes from operations in 1998 was due to a decrease of $3,148,000 in CREC and its subsidiaries' loss before income taxes and gain on sale of investment properties, which decrease was due to the aforementioned increase in leasing fees and residential lot sales and the decrease in predevelopment expense.
     The decrease in the benefit for income taxes from operations in 1997 was due to a decrease of $463,000 in CREC and its subsidiaries' loss before income taxes and gain on sale of investment properties, which decrease was due to the aforementioned increase in development income recognized by CREC and its subsidiaries. Partially offsetting the increase in development income was an increase in predevelopment expenses and a decrease in intercompany development and leasing fees recognized in 1997. Certain development and leasing fees recorded on CREC and its subsidiaries' books are intercompany fee income which is eliminated in consolidation, but the tax effect is not.
     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision was $12,804,000, $5,972,000 and $3,944,000 in 1996, 1997 and 1998, respectively. The 1998 gain included the March 1998 sale of 6 acres of North Point land ($.6 million), the April 1998 sale of 23 acres of North Point land ($1.0 million), the October 1998 condemnation of land at Wildwood Office Park ($1.5 million), the December 1998 sale of 4.9 acres of McMurray land ($.2 million) and the amortization of the net deferred gain from the Prudential transaction ($.5 million) (see Note 5).
     The 1997 gain included the January 1997 sale of 28 acres of North Point land ($2.4 million), the July 1997 sale of Lovejoy Station and Rivermont Station ($3.0 million), and the December 1997 sale of 30 acres of land adjacent to Lawrenceville MarketCenter (a retail center formerly owned by the Company) ($.6 million). Liquidity and Capital Resources:
     Financial Condition. The Company's debt (including its pro rata share of unconsolidated joint venture debt) was 29% of total market capitalization at December 31, 1998. As discussed in Note 4, the Company amended and extended the maturity date of its line of credit to June 29, 1999 and increased the amount available to $150 million. Also as discussed in Note 4, the Company and certain of its unconsolidated joint ventures completed three new financings in 1998: the $44 million non-recourse financing of the 4200 Wildwood Parkway Building, the $70 million non-recourse financing of The Pinnacle and the $10.9 million non-recourse financing of Lakeshore Park Plaza. The Company also assumed a $10.6 million non-recourse mortgage note payable when it acquired Northside/Alpharetta I in June 1998. As discussed in Note 5, the Company entered into a venture with Prudential where the Company contributed nine properties and Prudential is obligated to contribute $230.5 million of cash, of which it had contributed $105 million as of December 31, 1998. As a result of these transactions, the Company had only $11.1 million drawn on its $150 million line of credit as of December 31, 1998.
     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 8, by using the aforementioned $125.5 million of additional cash Prudential is obligated to contribute, its existing lines of credit (increasing those lines of credit as required), and long-term non-recourse financing on the Company's unleveraged projects and other financings as market conditions warrant. In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities, of which approximately $132 million remains available at December 31, 1998.
     The executive branch of the U.S. Government has proposed certain changes to the Internal Revenue Code which in their current form may affect the ability of taxable REIT subsidiaries to deduct interest paid to or guaranteed by the REIT. Also, the proposed legislation would change the REIT 10% asset test. At this time, it is uncertain whether the proposed legislation will be passed by Congress, and if passed, what its final form and impact will be on the Company.
     Cash Flows. Net cash provided by operating activities increased from $57.1 million in 1996 to $58.0 million and $89.5 million in 1997 and 1998, respectively. The increases resulted primarily from an improvement in income before gain on sale of investment properties of $3.1 million and $10.1 million in 1997 and 1998, respectively. Additionally, depreciation and amortization increased $6.8 million and $1.1 million in 1997 and 1998, respectively. Residential lot and outparcel cost of sales, which contributed approximately $3.4 million of the increase in 1998, partially offset the increase in 1997 by decreasing approximately $1.7 million. Operating distributions from unconsolidated joint ventures also favorably impacted 1997 and 1998 with increases of $2.3 million and $1.9 million, respectively. Changes in other operating assets and liabilities, which decreased net cash provided by operating activities in 1997 by approximately $10.9 million, increased approximately $17.3 million in 1998, which increase contributed to the increase in net cash provided by operating activities in 1998. Income from unconsolidated joint ventures decreased $1.7 million which contributed to the increase in net cash provided by operating activities in 1997. An increase in income from unconsolidated joint ventures of approximately $3.0 million partially offset the increase in net cash provided by operating activities in 1998.
     Net cash used in investing activities decreased from $124.7 million in 1996 to $55.6 million in 1997 and then increased to $100.0 million in 1998. The increase in property acquisition and development expenditures of $113.6 million in 1998 is due to the Company having a higher level of projects under construction in 1998. Investment in unconsolidated joint ventures increased by $25.8 million due to the formation of several new ventures (see Note 5), which contributed to the increase in cash used in investing activities. Net cash provided by sales activities decreased $17.8 million in 1998. The 1997 net cash provided by sales activities was due to the 1997 sales of Rivermont Station and Lovejoy Station. There were no such significant sales in 1998. Partially offsetting the 1998 increase in net cash used in investing activities was the net cash received of $103 million in the formation of the venture with Prudential (see Note 5). Additionally, non-operating distributions from unconsolidated joint ventures increased $7.9 million in 1998, primarily due to Wildwood Associates distributing $22.6 million to each partner from the proceeds of its $44 million financing of the 4200 Wildwood Parkway Building (see Notes 4 and 5). In 1997, Wildwood Associates made non-operating distributions to the partners from the proceeds of the 3200 Wildwood Plaza and the 4100 and 4300 Wildwood Parkway Buildings financings, which totaled $12.5 million. An increase in the change in other assets of $2.6 million in 1998 also partially offset the increase in the net cash used in investing activities.
     The decrease in property acquisition and development expenditures of approximately $81.5 million in 1997, as a result of the Company having a lower level of projects under construction, was the primary component of the decrease in net cash used in investing activities in 1997. Also contributing to the decrease was a decrease in investment in notes receivable of approximately $21.5 million in 1997. The Company temporarily invested approximately $18 million of proceeds from the $80 million CSC Associates, L.P. financing completed in 1996 in a note receivable due from Wildwood Associates. No similar investment occurred in 1997. Non-operating distributions from unconsolidated joint ventures increased $13.3 million due primarily to distributions from Wildwood Associates of $10 million in January 1997 from the proceeds of the financing of the 3200 Wildwood Plaza Building completed in December 1996 and $2.5 million from the proceeds of the financing of the 4100 and 4300 Wildwood Parkway Buildings in March 1997. The Company also received $2.2 million of distributions from Norfolk Hotel Associates (see Note 5). The decrease in collection of notes receivable of approximately $24.2 million in 1997, also partially offset the above decreases in net cash used in investing activities. Net cash provided by sales activities decreased approximately $15.7 million which was due to a decrease in net proceeds received from the sale of Rivermont Station and Lovejoy Station in 1997 as compared to the sale of Lawrenceville MarketCenter in 1996. Investment in unconsolidated joint ventures increased approximately $8.6 million in 1997 which offset the decrease in net cash used in investing activities. The Company contributed approximately $8.5 million to Cousins LORET (see Note 5).
     Net cash provided by financing activities decreased from $67.7 million in 1996 to $28.7 million in 1997 and then decreased further in 1998 to $20.9 million net cash used in financing activities. The decrease in net cash used in financing activities was mainly due to common stock sold, net of expenses, decreasing by $60.8 million in 1998. The Company sold 2,150,000 shares of stock which raised net proceeds of approximately $64.1 million in 1997. Further contributing to the decrease was $14.1 million less proceeds from other notes payable due to the Company completing one financing for $10.9 million in 1998, as compared to one financing for $25 million in 1997. Dividends paid increased $9.5 million due to an increase in dividends paid per share from $1.29 in 1997 to $1.49 in 1998 and an increase in the number of shares outstanding. Partially offsetting this increase was an increase in the net amount drawn on the Company's line of credit of approximately $34.9 million.
     The decrease in 1997 was primarily attributable to a decrease of $106.8 million in proceeds from other notes payable. During 1996, the Company completed the $80 million CSC Associates, L.P. financing and the assumption of the 101 Independence Center mortgage note payable, which included additional cash financing of $18.6 million, as compared to one financing in 1997 for approximately $25 million of the 100 and 200 North Point Center East office buildings. An increase in the total dividends paid per share from $1.12 in 1996 to $1.29 in 1997 and an increase in the number of shares outstanding also contributed to the decrease in net cash provided by financing activities as dividends paid increased $5.7 million in 1997. Partially offsetting the above decreases was an increase in common stock sold of approximately $59.7 million due to the aforementioned December 1997 sale of 2,150,000 shares of common stock which raised net proceeds of approximately $64.1 million. The net repayment of the line of credit decreased approximately $16.2 million which also increased the cash flows provided by financing activities. Effects of Inflation
     The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants. Year 2000
     The "Year 2000 issue" is the result of certain computer systems, software, electronic equipment or embedded chips (collectively known as "computer systems") being written using two digits rather than four to define the applicable year. Therefore, certain computer systems may not distinguish between a year that begins with a "20" rather than a "19." This could result in system failures which could cause disruptions of operations. The Company has completed its initial assessment of the impact of the Year 2000 issue on its business and operations and has identified the areas which rely on computer systems and may be potentially impacted, which mainly include the systems utilized in the operations of its real estate properties and in the processing of its accounting data.
     The Company has substantially completed an inventory of the material computer systems being utilized in its existing operating real estate properties which may be adversely affected by the Year 2000 issue. Such systems include, but are not limited to, building control systems, heating and air conditioning controls, elevator controls, fire alarms and security devices. Certain of these systems are being replaced, upgraded or modified as deemed necessary, the cost of which is not expected to be material.
     The Company is currently in the process of upgrading its accounting software to a version that its software vendor has represented to be Year 2000 compliant, as they define it. The Company expects to have the installation of the upgrade completed by the second quarter of 1999. The hardware and operating system used to run the accounting software has been represented to be Year 2000 compliant. The Company has also assessed its non-financial computer systems, and is replacing, upgrading or modifying such systems as needed. The cost of the upgrades to the accounting software and non-financial computer systems is not expected to be material.
     The Company has significantly completed its survey of all material third party vendors to determine their Year 2000 compliance status and has received certificates, where possible, as to their compliancy. No estimates can be made as to any potential adverse impact resulting from the failure of any third party vendor or service provider to be Year 2000 compliant. To the extent the Year 2000 issue has a material adverse effect on the business operations or financial condition of third parties with which the Company has material relationships, such as vendors, suppliers, tenants and financial institutions, the Year 2000 issue could also have a material adverse effect on the Company's business, results of operations and financial condition.
     To date, the cost to analyze and prepare for the Year 2000 issue has not been material. There can be no assurance that the Company will be able to identify and correct all aspects of the effect of the Year 2000 issue on the Company. However, the Company does not currently expect the Year 2000 issue will have a material impact on the Company's business, operations or financial condition.
     The Company is currently developing contingency plans on a property by property basis. This involves assessing critical tenants, systems and vendors. Certain servicing arrangements have been contracted with particular vendors to provide immediate response if the need arises and the Company is arranging for specific employees to staff certain properties in case of need.
     The preceding "Year 2000" discussion contains various forward-looking statements, within the meaning of the federal securities laws, which represent the Company's beliefs or expectations regarding future events. When used in this discussion, the words "expects" and "anticipates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it will complete its Year 2000 evaluation, the estimated costs of achieving Year 2000 readiness and the Company's expectation that Year 2000 issues will not have a material impact on the Company's business, operations or financial condition. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel, technology resources, any actions of third parties with respect to Year 2000 problems and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosure about Market Risk
     The Company has one mortgage note payable which has a floating interest rate. The Company mitigates this exposure through the use of an interest rate swap which effectively fixes the interest rate on this debt. This mortgage note payable is included in the fixed rate category for purposes of the following table. The variable rate debt is from the Company's short-term line of credit, which is drawn on as needed and renewed and/or amended on a yearly basis, and from a variable rate municipal bond indenture. Since these rates are floating, the Company is exposed to the impact of interest rate changes. None of the Company's notes receivable have variable interest rates. The Company does not enter into contracts for trading purposes and does not use leveraged instruments. The following table summarizes the Company's market risk associated with notes payable and notes receivable as of December 31, 1998. The information presented below should be read in conjunction with Notes 3 and 4. The table presents principal cash flows and related weighted average interest rates by expected year of maturity. Variable rate represents the floating interest rate calculated at December 31, 1998. For the interest rate swap, the table presents the notional amount and related interest rate by year of maturity.




                                                           Expected Year of Maturity
                               --------------------------------------------------------------------------------
                                                                                                         Fair
                                 1999      2000      2001      2002      2003   Thereafter   Total       Value
                               --------------------------------------------------------------------------------
                                                               ($ in thousands)
Notes Payable (including
  share of unconsolidated
  joint ventures):
     Fixed Rate                $12,480   $28,633   $17,153   $10,219   $10,587   $329,614   $408,686   $433,330
     Average Interest Rate       6.84%     6.79%     7.66%     7.39%      7.39%     7.52%      7.44%         --

     Variable Rate             $11,495   $   175   $    --   $    --   $     --  $     --   $ 11,670   $ 11,670
     Average Interest Rate       5.54%     5.04%        --        --         --        --      5.53%         --

Interest Rate Swaps:
     Notional Amount           $ 2,225   $19,275   $    --   $    --   $     --  $     --   $ 21,500   $    178
     Average Interest Rate       6.53%     6.53%        --        --         --        --      6.53%         --

Notes Receivable:
     Fixed Rate                $ 1,847   $ 1,478   $ 1,462   $ 1,172   $ 23,038  $     --   $ 28,997   $ 35,854
     Average Interest Rate       8.72%     9.47%     9.44%     9.04%     10.00%        --      9.43%         --



Cousins Properties Incorporated and Consolidated Entities
MARKET AND DIVIDEND INFORMATION
---------------------------------------------------------------------------------------------------------------
     The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:

                                         1998 Quarters                              1997 Quarters
                           ------------------------------------------   ---------------------------------------
                             First     Second      Third      Fourth     First     Second     Third     Fourth
                           --------   --------    --------   --------   --------   -------   -------   --------
High                       $30-7/8    $31-3/4     $32-3/16   $32-9/16   $28-1/4    $29-1/8   $30        $33-3/4
Low                         28-3/16    28-11/16    26         24-5/16    24-5/16    24-1/4    26-3/8     27-1/4
Dividends Declared              .36         .36        .36        .41        .31       .31       .31        .36
Payment Date                2/23/98     5/29/98    8/26/98   12/22/98    2/24/97   5/30/97   8/26/97   12/22/97

     The Company's stock trades on the New York Stock Exchange (ticker symbol CUZ). At December 31, 1998, there were 1,305 stockholders of record.

ABOUT YOUR DIVIDENDS
--------------------------------------------------------------------------------

     Timing of Dividends - Cousins normally pays regular dividends four times each year in February, May, August and December. Differences Between Net Income and Cash Dividends Declared - Cousins' current intention is to distribute 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:
     a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of a consolidated non-REIT entity that pays corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 7 of "Notes to Consolidated Financial Statements."
     b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in
Note 6 of "Notes to Consolidated Financial Statements."
     Capital Gains Dividends - In some years, as it did in 1998, 1997 and 1996, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of "Notes to Consolidated Financial Statements"). For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately on Schedule D, line 13, column (g) of IRS Form 1040 as a capital gain.
     Tax Preference Items and "Differently Treated Items" - Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included in Note 6 of "Notes to Consolidated Financial Statements."
     Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's alternative minimum tax is higher than that stockholder's regular tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.





Cousins Properties Incorporated and Consolidated Entities

-----------------------------------------------------------------------------------------------------------
SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Selected  quarterly  information for the two years ended December 31, 1998 ($ in thousands, except per share amounts):
                                                                                             Quarters
                                                                        First    Second     Third    Fourth
                                                                       -------   -------   -------   ------
1998:
Revenues                                                               $23,854   $24,214   $27,663   $22,580
Income from unconsolidated joint ventures                                4,581     4,547     4,406     4,889
Gain on sale of investment properties, net of applicable income
  tax provision                                                            771       886        --     2,287
Net income                                                              11,294    11,777    10,737    11,491
Basic net income per share                                                 .36       .37       .34       .36
Diluted net income per share                                               .35       .37       .33       .36

1997:
Revenues                                                               $20,291   $21,141   $22,233   $22,334
Income from unconsolidated joint ventures                                3,582     3,467     3,737     4,675
Gain on sale of investment properties, net of applicable income
  tax provision                                                          2,396        --     2,974       602
Net income                                                               9,624     7,455    10,874     9,324
Basic net income per share                                                 .33       .26       .37       .31
Diluted net income per share                                               .33       .25       .37       .31



INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP



COUNSEL
King & Spalding
Troutman Sanders




TRANSFER AGENT AND REGISTRAR
First Union National Bank
Corporate Trust Client Services NC-1153
1525 West W. T. Harris Boulevard 3C3
Charlotte, North Carolina    28288-1153
Telephone Number:        1-800-829-8432
FAX Number:              1-704-590-7598


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


INVESTOR RELATIONS CONTACT
George T. Olmstead, Director of Investment Services

Cousins Properties Incorporated and Consolidated Entities

DIRECTORS
T. G. Cousins
Chairman of the Board and
   Chief Executive Officer

Richard W. Courts, II
Chairman
Atlantic Investment Company

Lillian C. Giornelli +
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

Terence C. Golden
President, Chief Executive Officer
   and Director
Host Marriott Corporation

Boone A. Knox
Chairman
Regions Bank of Central Georgia

William Porter Payne
Vice Chairman and Director
Premiere Technologies, Inc.

Richard E. Salomon
President and Managing Director
Spears, Benzak, Salomon & Farrell, Inc.





D. W. Brooks
Director Emeritus
Henry C. Goodrich
Director Emeritus



















CORPORATE*
T. G. Cousins
Chairman of the Board and
   Chief Executive Officer
Daniel M. DuPree
President and Chief Operating
   Officer
Kelly H. Barrett
Senior Vice President - Finance
George J. Berry
Senior Vice President
Tom G. Charlesworth
Senior Vice President,
   General Counsel and Secretary
Lisa R. Simmons
Director of Corporate
   Communications
OFFICE DIVISION*
Craig B. Jones
President
John L. Murphy
Senior Vice President
W. Henry Atkins
Senior Vice President - Charlotte
Jack A. LaHue
Senior Vice President - Asset
   Management
C. David Atkins
Vice President - Charlotte
John S. Durham
Vice President - Leasing
Walter L. Fish
Vice President - Leasing
Dara J. Nicholson
Vice President - Office Property
   Management
Ronald C. Sturgis
Vice President - Office Property
   Management
MEDICAL OFFICE DIVISION***
(Cousins/Richmond)
Lea Richmond III
President
John S. McColl
Senior Vice President
David J. Rubenstein
Senior Vice President
Thomas H. Sawyer
Senior Vice President
S. Rox Green
Vice President - Asset Management
Michael J. Lant
Vice President - Development
RETAIL DIVISION**
(Cousins MarketCenters, Inc.)
Joel T. Murphy*
President
John D. Hopkins
Senior Vice President - Western Region
Craig N. Kaser
Senior Vice President - Leasing
Robert A. Manarino
Senior Vice President - Western Region
Robert S. Wordes
Senior Vice President
William I. Bassett
Vice President - Development
Michael I. Cohn
Vice President - Development
Keven D. Doherty
Vice President - Development
   Western Region
Terry M. Hampel
Vice President - Asset
   Management
Michael J. Quinley
Vice President - Development
DEVELOPMENT AND
CONSTRUCTION DIVISION**
W. James Overton*
Senior Vice President -
   Development
James D. Dean
Vice President - Development
James F. George
Vice President - Development
John N. Goff
Vice President - Development
Lloyd P. Thompson, Jr.
Vice President - Development
William D. Varner
Vice President - Development
LAND DIVISION**
(Cousins Neighborhoods)
Bruce E. Smith
President

   + Nominee for election at the May 4, 1999 Annual Stockholders' Meeting.
   * Officers of Cousins Properties Incorporated, as well as Cousins Real Estate Corporation and/or Cousins MarketCenters, Inc.
  ** Officers of Cousins Real Estate Corporation and/or Cousins MarketCenters,
       Inc.
 *** Officers of Cousins Properties Incorporated