Form 10-K, Exhibit 13
period 1999-12-31
COUSINS PROPERTIES INC
filed 2000-03-30
CIK 25232

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

--------------------------------------------------------------------------------


                                                                                      ($ in thousands, except
                                                                                        per share amounts)
                                                                                      Years Ended December 31,
                                                                                 --------------------------------
                                                                                 1999         1998         1997
                                                                                 ----         ----         ----

           Income before gain on sale of investment properties                  $45,315      $41,355      $31,305

           Depreciation and amortization                                         36,737       28,910       24,397
           Amortization of deferred financing costs and
              depreciation of furniture, fixtures and equipment                    (758)        (524)        (452)
           Elimination of the recognition of rental revenues on
              a straight-line basis                                                (142)       1,119          998
           Adjustment to reflect stock appreciation right
              expense on a cash basis                                              (101)          (8)        (702)

           Consolidated Funds From Operations                                   $81,051      $70,852      $55,546

           Weighted Average Shares                                               32,092       31,602       29,267

           Consolidated Funds From Operations Per Share - Basic                 $  2.53      $  2.24      $  1.90

           Adjusted Weighted Average Shares                                      32,687       32,040       29,693

           Consolidated Funds From Operations Per Share - Diluted               $  2.48      $  2.21      $  1.87


--------------------------------------------------------------------------------


Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)
                                                              December 31,
                                                         ---------------------
                                                           1999         1998
                                                         --------     --------
ASSETS
------
PROPERTIES (Notes 4 and 8):
   Operating properties, net of accumulated
     depreciation of $35,929 in 1999 and $23,422
     in 1998                                             $365,976     $235,588
   Land held for investment or future development          14,126       15,530
   Projects under construction                            348,072      178,736
   Residential lots under development                       4,687        8,771
                                                         ---------------------
     Total properties                                     732,861      438,625

CASH AND CASH EQUIVALENTS, at cost, which
   approximates market                                      1,473        1,349

NOTES AND OTHER RECEIVABLES (Note 3)                       37,303       39,470

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
   (Notes 4 and 5)                                        151,737      264,648

OTHER ASSETS                                                9,558        8,766
                                                         ---------------------
       TOTAL ASSETS                                      $932,932     $752,858
                                                         =====================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------

NOTES PAYABLE (Note 4)                                   $312,257     $198,858

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                   34,827       36,104

DEPOSITS AND DEFERRED INCOME                                  861          928
                                                         ---------------------
       TOTAL LIABILITIES                                  347,945      235,890
                                                         ---------------------
DEFERRED GAIN (Note 5)                                    115,576      120,038

MINORITY INTERESTS                                         31,689       17,065

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
   Common stock, $1 par value; authorized 50,000,000
     shares, issued 32,328,135 in 1999 and 31,887,298
     in 1998                                               32,328       31,887
   Additional paid-in capital                             256,988      244,778
   Treasury stock at cost, 153,600 shares in 1999          (4,990)          --
   Cumulative undistributed net income                    153,396      103,200
                                                         ---------------------
       TOTAL STOCKHOLDERS' INVESTMENT                     437,722      379,865
                                                         ---------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT    $932,932     $752,858
                                                         =====================
The  accompanying  notes  are an  integral  part of these  consolidated  balance sheets.


Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                   Years Ended December 31,
                                                ------------------------------
                                                  1999       1998       1997
                                                --------    -------    -------
REVENUES:
   Rental property revenues (Note 10)           $ 62,480    $67,726    $62,252
   Development income                              6,165      3,007      3,123
   Management fees                                 4,743      3,761      3,448
   Leasing and other fees                          2,991      2,810        720
   Residential lot and outparcel sales            17,857     16,732     12,847
   Interest and other                              3,588      4,275      3,609
                                                ------------------------------
                                                  97,824     98,311     85,999
                                                ------------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES
   (Note 5)                                       19,637     18,423     15,461

COSTS AND EXPENSES:
   Rental property operating expenses             19,087     17,702     15,371
   General and administrative expenses            14,961     13,087     12,717
   Depreciation and amortization                  16,859     15,173     14,046
   Stock appreciation right expense (Note 6)         108        330        204
   Residential lot and outparcel cost of sales    14,897     15,514     11,917
   Interest expense (Note 4)                         600     11,558     14,126
   Property taxes on undeveloped land                811        900        606
   Other                                           2,381      1,263      2,695
                                                ------------------------------
                                                  69,704     75,527     71,682
                                                ------------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAXES
   AND GAIN ON SALE OF INVESTMENT PROPERTIES      47,757     41,207     29,778

PROVISION (BENEFIT) FOR INCOME TAXES FROM
   OPERATIONS (Note 7)                             2,442       (148)    (1,527)
                                                ------------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT
   PROPERTIES                                     45,315     41,355     31,305
                                                ------------------------------
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION (Note 7)       58,767      3,944      5,972
                                                ------------------------------
NET INCOME                                      $104,082    $45,299    $37,277
                                                ==============================
WEIGHTED AVERAGE SHARES                           32,092     31,602     29,267
                                                ==============================
BASIC NET INCOME PER SHARE                      $   3.24    $  1.43    $  1.27
                                                ==============================
ADJUSTED WEIGHTED AVERAGE SHARES                  32,687     32,040     29,693
                                                ==============================
DILUTED NET INCOME PER SHARE                    $   3.18    $  1.41    $  1.26
                                                ==============================
CASH DIVIDENDS DECLARED PER SHARE (Note 6)      $   1.68    $  1.49    $  1.29
                                                ==============================


The accompanying notes are an integral part of these consolidated statements.



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
--------------------------------------------------------------------------------
Years Ended December 31, 1999, 1998 and 1997
($ in thousands)
                                                      Additional                  Cumulative
                                             Common     Paid-In     Treasury     Undistributed
                                             Stock     Capital       Stock         Net Income      Total
                                             -----    ----------    --------     -------------    --------

BALANCE, December 31, 1996                  $28,920    $164,970     $    --        $105,294       $299,184

   Net income, 1997                              --          --          --          37,277         37,277
   Common stock issued pursuant to:
     2,150,000 share stock offering,
       net of expenses                        2,150      61,993          --              --         64,143
     Exercise of options and
       director stock plan                      223       2,946          --              --          3,169
     Dividend reinvestment plan                 179       4,328          --              --          4,507
   Dividends declared                            --          --          --         (37,606)       (37,606)
                                            --------------------------------------------------------------
BALANCE, December 31, 1997                   31,472     234,237          --         104,965        370,674

   Net income, 1998                              --          --          --          45,299         45,299
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                       43         506          --              --            549
     Dividend reinvestment plan                 372      10,035          --              --         10,407
   Dividends declared                            --          --          --         (47,064)       (47,064)
                                            --------------------------------------------------------------
BALANCE, December 31, 1998                   31,887     244,778          --         103,200        379,865

   Net income, 1999                              --          --          --         104,082        104,082
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                       78       1,269          --              --          1,347
     Dividend reinvestment plan                 363      10,941          --              --         11,304
   Dividends declared                            --          --          --         (53,886)       (53,886)
   Purchase of treasury stock                    --          --      (4,990)             --         (4,990)
                                            --------------------------------------------------------------
BALANCE, December 31, 1999                  $32,328    $256,988     $(4,990)       $153,396       $437,722
                                            ==============================================================




The accompanying notes are an integral part of these consolidated statements.



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
--------------------------------------------------------------------------------
($ in thousands)
                                                                                            Years Ended December 31,
                                                                                        --------------------------------
                                                                                          1999        1998         1997
                                                                                        --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before gain on sale of investment properties                                  $ 45,315    $ 41,355    $ 31,305
   Adjustments to reconcile income before gain on sale of investment properties to net cash provided by operating activities:
       Depreciation and amortization, net of minority interest's share                    16,658      15,173       14,046
       Stock appreciation right expense                                                      108         330         204
       Cash charges to expense accrual for stock appreciation rights                        (209)       (338)       (906)
       Effect of recognizing rental revenues on a straight-line basis                     (1,064)       (347)       (440)
       Income from unconsolidated joint ventures                                         (19,637)    (18,423)    (15,461)
       Operating distributions from unconsolidated joint ventures                         36,051      23,612      21,707
       Residential lot and outparcel cost of sales                                        13,802      14,759      11,398
       Changes in other operating assets and liabilities:
         Change in other receivables                                                      (1,903)     (1,986)      2,592
         Change in accounts payable and accrued liabilities                                2,706      15,939      (6,492)
                                                                                        --------------------------------
Net cash provided by operating activities                                                 91,827      90,074      57,953
                                                                                        --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Gain on sale of investment properties, net of applicable income tax provision          58,767       3,944       5,972
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                                      29,576       1,264      17,041
       Deferred income recognized                                                         (4,123)       (536)         --
   Property acquisition and development expenditures                                    (337,961)   (194,253)    (80,628)
   Non-operating distributions from unconsolidated joint ventures                          3,635      22,617      14,681
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                                   (36,195)    (34,712)     (8,863)
   Investment in notes receivable                                                         (1,191)    (33,345)     (5,593)
   Collection of notes receivable                                                          6,258      30,528       3,472
   Change in other assets, net                                                            (3,112)        976      (1,645)
   Net cash received in formation of venture                                             125,469     103,025          --
                                                                                        --------------------------------
Net cash used in investing activities                                                   (158,877)   (100,492)    (55,563)
                                                                                        --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of credit facility                                                         (253,023)   (231,115)   (138,430)
   Proceeds from credit facility                                                         372,554     242,235     114,631
   Common stock sold, net of expenses                                                     12,651      10,956      71,795
   Purchase of treasury stock                                                             (4,990)         --          --
   Dividends paid                                                                        (53,886)    (47,064)    (37,606)
   Proceeds from other notes payable                                                          --      10,870      25,000
   Repayment of other notes payable                                                       (6,132)     (6,809)     (6,684)
                                                                                        --------------------------------
Net cash provided by (used in) financing activities                                       67,174     (20,927)     28,706
                                                                                        --------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         124     (31,345)     31,096
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             1,349      32,694       1,598
                                                                                        --------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $  1,473    $  1,349    $ 32,694
                                                                                        ================================

The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1999, 1998 and 1997

1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:

     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins"), its majority owned partnerships and wholly owned subsidiary, Cousins Real Estate Corporation ("CREC") and its subsidiaries and CREC II Inc. ("CREC II") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned joint ventures are recorded using the equity method of accounting. However, the recognition of losses is limited to the amount of direct or implied financial support. Information regarding the non-majority owned joint ventures is included in Note 5.

     Income Taxes:

     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding the consolidated taxable income of CREC and its wholly owned subsidiaries and CREC II and its wholly owned subsidiaries) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see Note 7). CREC and its wholly owned subsidiaries and CREC II and its wholly owned subsidiaries each file a consolidated federal income tax return.

     Depreciation and Amortization:

     Real estate assets are stated at depreciated cost. Buildings are depreciated over 30 to 40 years. Buildings that were acquired are depreciated over 15, 25 and 30 years. Furniture, fixtures and equipment are depreciated over 3 to 5 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.

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

     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. These fees totaled $4,676,000, $3,104,000 and $1,510,000 in 1999, 1998 and 1997, respectively. Management fees received from consolidated entities are shown as a reduction in rental property operating expenses. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized.

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

     Cash and Cash Equivalents:

     Cash and cash equivalents include cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 1999, cash and cash equivalents included $379,000 which is restricted under a municipal bond indenture.

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

     Derivative Instruments and Hedging Activities:

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (the "Statement") which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Statement, as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. The Statement requires companies to record derivatives on the balance sheet as assets and liabilities at fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not expect the adoption of this statement will have a material impact on the financial statements or results of operations of the Company.

     Reclassifications:

     Certain 1998 amounts have been reclassified to conform with the 1999 presentation.

2.   CREC AND CREC II

     CREC conducts certain development and leasing activities for real estate projects. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 1999, 1998 and 1997, Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's nonvoting common stock, which is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($9,849,000 in aggregate) exceeds CREC's $7,804,625 of equity.

     CREC II owns the Company's investment in Cousins Stone LP (see Note 5). Cousins owns 100% of CREC II's $835,000 par value, 10% cumulative preferred stock and 100% of CREC II's non-voting common stock, which is entitled to 95% of any dividends of CREC II after preferred dividend requirements. Mr. Cousins owns 100% of the voting common stock of CREC II, which voting common stock is entitled to 5% of any dividends of CREC II after preferred dividend requirements. CREC II is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC II has paid no preferred or common dividends to date and as of December 31, 1999 undistributed cumulative preferred dividends are $49,636. Minority interest expense has been recognized for Mr. Cousins' ownership.


3.   NOTES AND OTHER RECEIVABLES

     At December 31, 1999 and 1998, notes and other receivables included the following ($ in thousands):
                                                                1999      1998
                                                              -------   -------
        650 Massachusetts Avenue Mortgage Notes               $24,332   $25,053
        Daniel Realty Company Note Receivable                   2,610     3,336
        Miscellaneous Notes                                     1,342       608
        Cumulative rental revenue recognized on a straight-
          line basis in excess of revenue accrued in
          accordance with lease terms (see Note 1)              2,135     1,071
        Other Receivables                                       6,884     9,402
                                                              -----------------
          Total Notes and Other Receivables                   $37,303   $39,470
                                                              =================


     650 Massachusetts Avenue Mortgage Notes - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $28.9 million. The notes require minimum monthly payments totaling $2,818,000 annually, which, through the year 2000, are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income. Amounts in excess of the minimum required payments ($721,000 and $908,000 in 1999 and 1998, respectively) are treated as a reduction of principal.

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

     Fair Value - The estimated fair value of the Company's $28.3 million and $29.0 million of notes receivable at December 31, 1999 and 1998, respectively, was $35.2 million and $35.9 million, respectively, calculated by discounting future cash flows from the notes receivable at estimated rates at which similar loans would be made currently.


4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 1999 and 1998, notes payable included the following ($ in thousands):

                                                  December 31, 1999                        December 31, 1998
                                         ------------------------------------    -------------------------------------
                                                        Share of                                 Share of
                                                    Unconsolidated                           Unconsolidated
                                         Company    Joint Ventures    Total       Company    Joint Ventures    Total
                                         --------   --------------   --------     --------   --------------   --------

   Floating Rate Lines of Credit
     and Construction Loans              $130,651      $ 28,504      $159,155     $ 11,120      $     --      $ 11,120

   Other Debt (primarily non-recourse

     fixed rate mortgages)                181,606       190,235       371,841      187,738       221,498       409,236
                                         -----------------------------------------------------------------------------
                                         $312,257      $218,739      $530,996    $198,858       $221,498      $420,356
                                         =============================================================================



     The following table summarizes the terms of the debt outstanding at December 31, 1999 ($ in thousands):

                                                                                    Term/
                                                                                 Amortization                 Balance at
                                                                                    Period        Final      December 31,
             Description                                            Rate           (Years)       Maturity        1999
             -----------                                       --------------    ------------    --------    ------------
Company Debt:
-------------
   Credit facility (a maximum of $225 million                  Floating based
     through 4/27/00 and $150 million through                     on LIBOR          3/N/A         8/27/02      $130,651
     8/27/02), unsecured
   Note secured by Company's interest in
     CSC Associates, L.P.                                          6.677%           15/20         2/15/11        71,399
   Perimeter Expo mortgage note                                    8.04%            10/30         8/15/05        20,613
   Note secured by Company's interest in 650
     Massachusetts Avenue mortgage notes (see Note 3)              6.53%            5/N/A        10/01/00        20,571
   101 Independence Center mortgage note                           8.22%            11/25         12/1/07        47,522
   Lakeshore Park Plaza mortgage note                              6.78%            10/30         11/1/08        10,683
   Northside/Alpharetta I mortgage note                            7.70%            8/28           1/1/06        10,401
   Other miscellaneous notes                                      Various          Various        Various           417
                                                                                                               --------
                                                                                                                312,257
                                                                                                               --------
Share of Unconsolidated Joint Venture Debt:
-------------------------------------------
    Wildwood Associates:
     Line of credit ($2 million maximum)                        LIBOR + .75%        1/N/A         9/30/00            --
     2300 Windy Ridge Parkway mortgage note                        7.56%            10/25        12/01/05        32,806
     2500 Windy Ridge Parkway mortgage note                        7.45%            10/20        12/15/05        11,684
     3200 Windy Hill Road mortgage note                            8.23%            10/28          1/1/07        33,942
     4100/4300 Wildwood Parkway mortgage note                      7.65%            15/25          4/1/12        14,392
     4200 Wildwood Parkway mortgage note                           6.78%            15.75/18      3/31/14        21,767
   Cousins LORET Venture, L.L.C.:
     Two Live Oak Center mortgage note                             7.90%            12/30        12/31/09        14,746
     The Pinnacle mortgage note                                    7.11%            12/30        12/31/09        35,000
   CP Venture Two LLC:
     North Point MarketCenter mortgage note                        8.50%            10/25         7/15/05         3,236
     100/200 North Point Center East mortgage note                 7.86%            10/25          8/1/07         2,780
   Ten Peachtree Place Associates mortgage note                    8.00%            10/18        11/30/01         8,728
   CC-JM II Associates mortgage note                               7.00%            17/17          4/1/13        11,154
   Charlotte Gateway Village, LLC construction loan             LIBOR + .50%        3/N/A          1/2/02        28,504
                                                                                                               --------
                                                                                                                218,739
                                                                                                               --------
                                                                                                               $530,996
                                                                                                               ========


     In 1996, CSC Associates, L.P. ("CSC") issued $80 million of 6.377% collateralized non-recourse mortgage notes (the "Notes") secured by CSC's interest in the Bank of America Plaza building and related leases and agreements. CSC loaned the $80 million proceeds of the Notes to the Company under a non-recourse loan (the "Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the Notes. The Company paid all costs of issuing the Notes and the Cousins Loan, including a $400,000 fee to an affiliate of Bank of America Corporation. In addition, the Company pays a fee to an affiliate of Bank of America Corporation of .3% per annum of the outstanding principal balance of the Notes. Because CSC has loaned the $80 million proceeds of the Notes to the Company, the Notes and their related interest expense and maturities are disclosed as an obligation of the Company and are not included in the unconsolidated joint venture balances disclosed in the above table or in
Note 5. (The related note receivable and interest income are also not included in Note 5.)

     In August 1999, the Company renewed and modified its $150 million credit facility which matures August 27, 2002. On December 31, 1999, the credit facility was temporarily increased to $225 million, which increase expires April 27, 2000. The credit facility is unsecured and bears an interest rate equal to the London Interbank Offering Rate ("LIBOR") plus a spread which is based on the ratio of total debt to total assets according to the following table:

         Ratio of Total Debt
           To Total Assets          Basis Points
         -------------------        ------------
           <=35%                         90
           >35% <= 45%                  100
           >45% <= 50%                  110
           >50% <= 55%                  125

     In December 1998, Charlotte Gateway Village, LLC completed construction financing of up to $190 million for Gateway Village. The note bears an interest rate of LIBOR (adjusted for certain reserve requirements) plus .50% and matures January 2, 2002. No amounts were drawn on the note until 1999.

     The Wildwood Associates 2300 Windy Ridge Parkway, 3200 Windy Hill Road, 4100/4300 Wildwood Parkway and 4200 Wildwood Parkway mortgage notes and the
CC-JM II Associates mortgage note provide for additional amortization in the later years of the notes (over that required by the amortization periods disclosed in the table) concurrent with scheduled rent increases.

     The Company has entered into an interest rate swap in order to hedge its exposure to fluctuations in the interest rate on the note secured by the Company's interest in the 650 Massachusetts Avenue mortgage notes. The note actually floats at LIBOR + 1%, but as of January 10, 1996 was effectively fixed at the 6.53% rate disclosed in the table. The difference between fixed and variable interest amounts calculated by reference to the principal notional amount (which was $19,275,000 at December 31, 1999) is recognized as an adjustment to interest expense over the life of the swap. If the Company settled the swap as of December 31, 1999, it would receive $86,000.

     At December 31, 1999, the Company had outstanding letters of credit totaling $9,683,000, and assets, including the Company's share of joint venture assets, with carrying values of $479,666,000 were pledged as security on the debt of the Company and its share of unconsolidated joint venture debt. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.

     As of December 31, 1999, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was 9 years.

     The  aggregate   maturities  of  the  indebtedness  at  December  31,  1999 summarized above are as follows ($ in thousands):

                                              Share of
                                           Unconsolidated
                                Company    Joint Ventures     Total
                                -------    --------------    --------

          2000                 $ 24,756       $  4,252       $ 29,008
          2001                    4,298         12,369         16,667
          2002                  135,256         33,591        168,847
          2003                    4,937          5,078         10,015
          2004                    5,291          5,594         10,885
          Thereafter            137,719        157,855        295,574
                               --------------------------------------
                               $312,257       $218,739       $530,996
                               ======================================

     For each of the years ended December 31, 1999, 1998 and 1997, interest expense was recorded as follows ($ in thousands):

                                                     Share of Unconsolidated
                          Company                        Joint Ventures                          Total
              -------------------------------   -------------------------------    -------------------------------
Year          Expensed   Capitalized   Total    Expensed   Capitalized   Total     Expensed   Capitalized   Total
----          --------   -----------  -------   --------   -----------  -------    --------   -----------  -------
1999          $   600      $16,155    $16,755   $14,473      $ 1,513    $15,986    $15,073      $17,668    $32,741
1998           11,558        7,470     19,028     9,902        2,173     12,075     21,460        9,643     31,103
1997           14,126        3,167     17,293     8,281        1,123      9,404     22,407        4,290     26,697


     The Company has future lease commitments under land leases aggregating $48.0 million over an average remaining term of 60 years. The Company has entered into construction and design contracts for real estate projects, of which approximately $191 million remains committed at December 31, 1999. At December 31, 1999 and 1998, the estimated fair value of the Company's notes payable, including its share of unconsolidated joint ventures, was $517 million and $445 million, respectively.




5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The  following   information   summarizes   financial  data  and  principal
activities of  unconsolidated  joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for Wildwood Associates and CSC Associates, L.P. are included in the Company's Form 10-K.

                                                                                                        Company's
                                          Total Assets          Total Debt          Total Equity        Investment
                                    ----------------------  ------------------  ------------------  ------------------
                                       1999        1998       1999      1998      1999      1998      1999      1998
                                    ----------  ----------  --------  --------  --------  --------  --------  --------
SUMMARY OF FINANCIAL POSITION:
Wildwood Associates                 $  247,834  $  251,545  $229,182  $233,914  $  9,092  $ 10,186  $(36,913) $(36,364)
CSC Associates, L.P.                   186,638     193,129        --        --   183,685   190,210    94,347    97,685
Ten Peachtree Place Associates          19,077      19,718    17,456    18,444     1,375       936       175       104
Haywood Mall                                --      39,792        --        --        --    37,937        --    19,656
CC-JM II Associates                     26,779      29,231    22,308    23,014     3,758     4,841     2,215     2,660
Cousins LORET Venture, L.L.C.          134,732     163,320    99,492   104,196    32,730    50,374    16,222    25,202
Brad Cous Golf Venture, Ltd.            10,661      10,687        --        --    10,514     9,924     5,257     4,962
Charlotte Gateway Village, LLC          86,933      15,433    57,008        --     6,400    15,000    21,221    11,781
CP Venture LLC                              --          --        --        --        --        --    16,259   135,519
CP Venture Two LLC                     263,450     285,372    52,313    53,141   208,130   230,468     2,090     2,308
285 Venture, Ltd.                       34,254          --        --        --    32,448        --    16,888        --
Cousins Stone LP                        14,733          --        --        --    14,562        --     7,131        --
Temco Associates                        13,854       2,397        --        --    12,975     2,164     6,600     1,082
Other                                      722         163        --        --     1,234       151       245        53
                                    ----------------------  ------------------  ------------------  ------------------
                                    $1,039,667  $1,010,787  $477,759  $432,709  $516,903  $552,191  $151,737  $264,648
                                    ======================  ==================  ==================  ==================

                                                                                               Company's Share
                                          Total Revenues                Net Income              of Net Income
                                   ---------------------------  -------------------------  -------------------------
                                     1999      1998      1997     1999     1998     1997     1999     1998     1997
                                   --------  --------  -------  -------  -------  -------  -------  -------  -------
SUMMARY OF OPERATIONS:
Wildwood Associates                $ 48,019  $ 42,284  $39,115  $ 4,906  $ 4,156  $ 3,806  $ 2,453  $ 1,968  $ 1,903
CSC Associates, L.P.                 38,585    36,956   35,159   20,955   20,194   18,720   10,402   10,021    9,284
Ten Peachtree Place Associates        4,356     4,396    4,295      872      803      718      271      261      248
Haywood Mall                          8,730    17,049   13,820    4,910    9,465    7,382    2,433    4,614    3,648
CC-JM II Associates                   4,161     4,070    3,860      420      469      261      248      213      113
Cousins LORET Venture, L.L.C.        16,673     6,810    1,885      106    1,747      135       53      672       68
Brad Cous Golf Venture, Ltd.            779        --       --      168       --       --       84       --       --
CP Venture LLC                           --        --       --       --       --       --       82      280       --
CP Venture Two LLC                   33,856     4,384       --      893      335       --        9        4       --
Cousins Stone LP                      5,071        --       --    2,562       --       --    1,892       --       --
Temco Associates                      7,087       361      104    2,540      194       23    1,270       97       11
Other                                 1,124       813      439      878      589      388      440      293      186
                                   ---------------------------  -------------------------  -------------------------
                                   $168,441  $117,123  $98,677  $39,210  $37,952  $31,433  $19,637  $18,423  $15,461
                                   ===========================  =========================  =========================




                                                                                Company's Share Of
                                                                ----------------------------------------------------
                                          Cash Flows From            Cash Flows From               Operating
                                        Operating Activities       Operating Activities        Cash Distributions
                                     -------------------------  -------------------------  -------------------------
                                       1999     1998     1997     1999     1998     1997     1999     1998     1997
                                     -------  -------  -------  -------  -------  -------  -------  -------  -------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates                  $14,952  $16,665  $15,789  $ 7,476  $ 8,333  $ 7,894  $ 1,000  $ 4,600  $ 4,500
CSC Associates, L.P.                  28,521   28,907   26,381   14,260   14,454   13,191   13,740   11,850   12,675
Ten Peachtree Place Associates         1,027    1,358    1,205      354      343      321      200      200      200
Haywood Mall                           6,158   11,571    9,795    3,079    5,786    4,897    4,068    5,585    3,895
CC-JM II Associates                    1,666    1,551    1,222      833      775      611      693      324      324
Cousins LORET Venture, L.L.C.          5,442    3,968      768    2,721    1,984      384    7,240      703       --
Brad Cous Golf Venture, Ltd.             362       --       --      181       --       --       50       --       --
CP Venture LLC                            --       --       --       --       --       --    8,303       --       --
CP Venture Two LLC                    21,239    2,576       --    6,989    2,154       --      226       --       --
Cousins Stone LP                       1,631       --       --       --       --       --       --       --       --
Temco Associates                       2,540      194       28    1,270       97       16       --       --       --
Other                                    882      589      339      441      294      168      531      350      113
                                     -------------------------  -------------------------  -------------------------
                                     $84,420  $67,379  $55,527  $37,604  $34,220  $27,482  $36,051  $23,612  $21,707
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

     Through December 31, 1999, IBM had contributed $46.6 million in cash plus properties having an agreed value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $49.3 million for its one-half interest in the partnership, and is obligated to contribute the aforesaid estimated 13 acres of additional land with an agreed value of $8.3 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.

     The Company's investment as recorded in the Consolidated Balance Sheets, which was a negative investment of $36.9 million at December 31, 1999 due to partnership distributions, is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($4.5 million at December 31, 1999) is based on the agreed-upon values at the time the partnership was formed.

     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of Bank of America Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot Bank of America Plaza in Atlanta, Georgia.

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

     Haywood Mall - Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina, was owned by the Company and Simon Property Group. The mall has 1,256,000 gross leaseable square feet ("GLA") (of which approximately 330,000 GLA was owned). The balance of the mall is owned by the mall's five major department stores. The Company sold its 50% interest to Simon Property Group in June 1999 for $69 million, resulting in a gain of $50.1 million which is included in Gain on Sale of Investment Properties in the accompanying Consolidated Statements of Income. The proceeds from the sale were re-deployed through a tax-deferred exchange into Inforum, a 987,000 rentable square foot office building located in downtown Atlanta, Georgia.

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

     Cousins LORET Venture, L.L.C. ("Cousins LORET") - Effective July 31, 1997, Cousins LORET was formed between the Company and LORET Holdings, L.L.L.P. ("LORET"), each as 50% members. LORET contributed Two Live Oak Center, a 278,000 rentable square foot office building located in Atlanta, Georgia, which was renovated in 1997. Two Live Oak Center became partially operational for financial reporting purposes in October 1997. Two Live Oak Center was contributed subject to a 7.90% $30 million non-recourse ten year mortgage note payable (see Note 4). LORET also contributed an adjacent 4 acre site on which construction of The Pinnacle, a 423,000 rentable square foot office building, commenced in August 1997 and was completed in November 1998. The Pinnacle became partially operational for financial reporting purposes in March 1999. The Company contributed $25 million of cash to Cousins LORET to match the value of LORET's agreed-upon equity. In May 1998, Cousins LORET completed the $70 million non-recourse financing of The Pinnacle at an interest rate of 7.11% and a term of twelve years, which was completely funded on December 30, 1998.

     Brad Cous Golf Venture, Ltd. ("Brad Cous") - Effective January 31, 1998, the Company formed the Brad Cous Golf Venture, Ltd. with the W.C. Bradley Co., each as 50% partners, for the purpose of developing and owning The Shops at World Golf Village, an approximately 80,000 square foot retail center located adjacent to the PGA Hall of Fame in St. Augustine, Florida. The Shops at World Golf Village became partially operational for financial reporting purposes in April 1999.

     Charlotte Gateway Village, LLC ("Gateway") - On December 14, 1998, the Company and a wholly owned subsidiary of Bank of America Corporation formed Gateway for the purpose of developing and owning Gateway Village, a 1,076,000 rentable square foot office building and parking deck in downtown Charlotte, North Carolina. Construction of Gateway Village commenced in July 1998. The project is 100% leased to Bank of America Corporation. Gateway's net income or loss and cash distributions are allocated to the members as follows: first to the Company so that it receives a cumulative compounded return equal to 11.46% on its capital contributions, second to a wholly owned subsidiary of Bank of America Corporation until it has received an amount equal to the aggregate amount distributed to the Company and then to each member, 50%. In December 1998, Gateway completed construction financing of up to $190 million for Gateway Village. The note bears an interest rate of LIBOR (adjusted for certain reserve requirements) plus .50% and matures January 2, 2002. No amounts were drawn on the note until 1999. This note is fully exculpated and is supported by a lease to Bank of America Corporation with a term of 15 years. Pursuant to the Gateway operating agreement, this construction financing will be replaced with permanent long-term financing which will be fully amortized at the end of the Bank of America Corporation lease.

     CP Venture LLC, CP Venture Two LLC and CP Venture Three LLC - On November 12, 1998 (the "Closing Date"), the Company entered into a venture arrangement (the "Venture") with The Prudential Insurance Company of America ("Prudential"). On such date the Company contributed its interest in nine properties (the "Properties") to the Venture. At the time of contribution, the Properties were valued by the Company and Prudential based on arm's length negotiations at a total gross value of $283,750,000 subject to mortgages in the principal amount of $53,281,219. The following table details the values allocated to each of the Properties and the mortgages to which certain Properties were subject:

                                 Allocated Value     Mortgage        Net Value
                                 ---------------   -----------     ------------

First Union Tower                 $ 53,000,000     $        --     $ 53,000,000
Grandview II                        23,000,000              --       23,000,000
100 North Point Center East and
  200 North Point Center East       46,050,000      24,581,670       21,468,330
Presbyterian Medical Plaza           8,600,000             --        8,600,000
North Point MarketCenter            56,750,000      28,699,549       28,050,451
Mansell Crossing II                 12,350,000              --       12,350,000
Greenbrier MarketCenter             51,200,000              --       51,200,000
Los Altos MarketCenter              32,800,000              --       32,800,000
                                  ------------     -----------     ------------
                                  $283,750,000     $53,281,219     $230,468,781
                                  ============     ===========     ============

     Under the Venture arrangements, Prudential committed to contribute cash to the Venture equal to the agreed upon net value of the Properties ($230,468,781) at dates specified in the agreements, although Prudential could have accelerated such funding had the Company so requested. The following table details the dates on which the cash was contributed and the percentages (including both direct and indirect interests) the Company and Prudential had, respectively, in the economics of the Properties following each contribution:

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

     The structure of the Venture is as follows: CP Venture LLC, the parent entity, owns a 99% interest in each of CP Venture Two LLC ("Property Activity LLC") and CP Venture Three LLC ("Development Activity LLC"). The Company owns a 1% direct interest in Property Activity LLC and Prudential owns a 1% direct interest in Development Activity LLC. The contributed properties are owned and operated by Property Activity LLC. The Company has a 10.6061% interest in CP Venture LLC's 99% interest in Property Activity LLC, which, combined with its 1% direct interest, gives it a net interest of 11.5% in the economics of Property Activity LLC. Prudential has the remaining net interest of 88.5% in the economics of Property Activity LLC. Unless both parties agree otherwise, Property Activity LLC may not sell the contributed properties until the end of lock-out periods (generally three years for retail properties and four years for office and medical office properties).

     The cash contributed by Prudential was contributed to Development Activity LLC. To the extent such funds are not yet needed for development activity,
Development Activity LLC can temporarily invest such funds; such potential investments may include temporary loans to the Company. As of December 31, 1999, the Venture had a note receivable from the Company of approximately $211 million. The Venture earns interest on the outstanding balance at the same rate of the Company's credit facility. Prudential is entitled to 10.6061% of CP Venture LLC's 99% share of the economics of Development Activity LLC, which combined with its 1% direct interest, entitles it to an overall net interest of 11.5% in the economics of Development Activity LLC. Prudential first receives a priority current return of 9.5% per annum on its share (11.5%) of the initial capital ($230.469 million) ("Initial Capital") of Development Activity LLC. Prudential also receives a liquidation preference whereby it is first entitled to, subject to capital account limitations, sufficient proceeds to allow it to achieve an overall 11.5% internal rate of return on its share of the Initial Capital of Development Activity LLC. After these preferences to Prudential, the Company has certain preferences, with the residual interests in the development activity being shared according to the interests of the parties. All Prudential priority current returns have been distributed to Prudential during the year. The cumulative priority current return of approximately $15.2 million to the Company has not been distributed as of December 31, 1999.

     CP Venture LLC has appointed the Company to serve as Development Manager and in such capacity to act for it in connection with its ownership of Development Activity LLC. CP Venture LLC has also appointed Prudential to serve as Property Manager and in such capacity to act for it in connection with its ownership of Property Activity LLC. Prudential appointed the Company to serve as property manager of the Properties for Property Activity LLC. The Company also serves as Administrative Manager of CP Venture LLC. Property Activity LLC is expected to continue to operate the contributed Properties. Development Activity LLC is expected to develop commercial real estate projects over time, as selected by the Development Manager. Development Activity LLC may also make acquisitions, which are anticipated to be redevelopment or value-added opportunities. Development Activity LLC is currently developing Mira Mesa MarketCenter, a 453,000 square foot retail center in San Diego, California. The parties anticipate that some of the projects currently under consideration by the Company will be undertaken by Development Activity LLC, although the Company has no obligation to make any particular opportunity available to Development Activity LLC.

     For financial reporting purposes, the Properties were deconsolidated and contributed to Property Activity LLC. Both Property Activity LLC and CP Venture LLC are being treated as unconsolidated joint ventures. Development Activity LLC is treated as a consolidated entity in the Company's financial statements. The Company has deferred the net gain on the contributed Properties and is recognizing this net gain as Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision in the accompanying Consolidated Statements of Income as capital distributions of cash are made from Development Activity LLC to the Company or when the Properties initially contributed to Property Activity LLC are liquidated by Property Activity LLC. The liquidation of the Properties may be in the form of actual sales of the Properties or in the form of the depreciation of the Properties which have an average remaining life of 30 years. The total net deferred gain on the contributed Properties on the Closing Date was approximately $96.8 million over the cost of the Properties. Including depreciation recapture of $23.8 million, the total net deferred gain on the Closing Date was approximately $120.6 million which has been reduced by $4,123,000 and $536,000 in 1999 and 1998, respectively, and is included in Deferred Gain in the accompanying Consolidated Balance Sheets.

     285 Venture, Ltd. - In March 1999, the Company and a commingled trust fund advised by J.P. Morgan Investment Management Inc. (the "J.P. Morgan Fund") formed 285 Venture, Ltd., each as 50% partners, for the purpose of developing 1155 Perimeter Center West, an approximately 361,000 rentable square foot office building complex in Atlanta, Georgia. The J.P. Morgan Fund contributed the approximately 6 acre site upon which 1155 Perimeter Center West is being developed. The land had an agreed-upon value of approximately $5.4 million which the Company matched with a cash contribution.

     Cousins Stone LP - Cousins Stone LP was formed on June 1, 1999 when CREC II's subsidiaries acquired Faison's 50% interest in Faison-Stone. Cousins Stone LP is a full-service real estate company headquartered in Dallas, Texas that specializes in third party property management and leasing of Class "A" office properties.

     Temco Associates - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 10,300 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire a timber rights interest only in approximately 22,000 acres. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $929 per acre at January 1, 2000, escalating at 6% on January 1 of each succeeding year during the term of the option. During 1999, approximately 640 acres of the option related to the fee simple interest was exercised. Approximately 466 acres were simultaneously sold for gross profits of $2,458,000. Approximately 174 acres were acquired for development of the Bentwater residential community. Approximately 1,750 lots will be developed within Bentwater on an approximate total of 1,083 acres, the remainder of which will be acquired as needed through exercises of the option related to the fee simple interest.

     During 1998, approximately 328 acres of the option related to the fee simple interest was exercised. Approximately 83 acres were simultaneously sold for gross profits of approximately $192,000. The Cobb County YMCA had a three year option to purchase approximately 38 acres out of the total acres of the options exercised in 1998, which they exercised in December 1999. The remaining 207 acres were deeded in early 1999 to a golf course developer who is developing the golf course within Bentwater.

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

     Additional Information - The Company recognized $9,362,000, $7,426,000 and $4,398,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 1999, 1998 and 1997, respectively.

6.   STOCKHOLDERS' INVESTMENT

1999 Incentive Stock Plan:

     In May 1999, the stockholders of the Company approved the adoption of the 1999 Incentive Stock Plan (the "1999 Plan"), which plan, upon adoption, covered the issuance of 895,525 shares of common stock, all of which shares had been available for use under the 1995 Stock Incentive Plan, the Stock Plan for Outside Directors and the Stock Appreciation Right Plan (collectively the "Predecessor Plans"). As of December 31, 1999, 183,335 of these shares remain authorized to be awarded pursuant to the 1999 Plan, which allows awards of stock options, restricted stock ("stock grants") or stock appreciation rights ("SARs"). Upon adoption of the 1999 Plan, no additional shares of common stock can be issued under the Predecessor Plans.

     Stock Options - At December 31, 1999, 2,979,349 of stock options awarded to key employees and outside directors pursuant to both the 1999 Plan and the Predecessor Plans were outstanding. All stock options have a term of 10 years. Key employee stock options have a vesting period of 5 years under both the 1999 Plan and the Predecessor Plans. Outside director stock options are fully vested on the grant date under the 1999 Plan, but have a vesting period of 1 year under the Predecessor Plans.

     SARs - The Company has issued SARs to certain employees under one of the Predecessor Plans and the CREC Stock Appreciation Plan (the "SAR plans"). At December 31, 1999, 86,650 SARs were outstanding, and the Company is authorized to award an additional 1,110,354 SARs.

       Included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or decreases in accrued compensation expense to reflect the issuance of new SARs, vesting, changes in the market value of the common stock between periods, and forfeiture of non-vested SARs of terminated employees.

     At December 31, 1999 and 1998, the total amount accrued for SARs was $1,637,000 and $1,738,000, respectively.

     The following is a summary of stock option activity under the 1999 Plan, the Predecessor Plans and the SAR plans (in thousands, except per share amounts):




                                                          Number of                        Weighted Average
                                                           Shares                      Exercise Price Per Share
                                                 ---------------------------      ---------------------------------
                                                  1999       1998       1997        1999         1998         1997
                                                  ----       ----       ----        ----         ----         ----
1999 Plan and Predecessor Plans
-------------------------------
Outstanding, beginning of year                   2,419      1,841      1,507      $ 24.56      $ 22.23      $ 17.95
Granted                                            697        678        580      $ 34.14      $ 30.31      $ 30.15
Exercised                                          (83)       (52)      (231)     $ 18.40      $ 17.12      $ 14.67
Forfeited                                          (54)       (48)       (15)     $ 25.15      $ 24.26      $ 19.01
                                                 ---------------------------
Outstanding, end of year                         2,979      2,419      1,841      $ 26.97      $ 24.56      $ 22.23
                                                 ===========================
Shares exercisable at end of year                1,275        918        630      $ 21.74      $ 19.20      $ 17.04
                                                 ===========================
SARs
----
Outstanding, beginning of year                      98        121        184      $ 14.88      $ 15.05      $ 14.74
Exercised                                          (10)       (23)       (62)     $ 13.52      $ 15.81      $ 14.09
Forfeited                                           (1)        --         (1)     $ 13.72      $     --     $ 16.88
                                                 ---------------------------
Outstanding, end of year                            87         98        121      $ 15.05      $ 14.88      $ 15.05
                                                 ===========================
Shares exercisable at end of year                   87         98        103      $ 15.05      $ 14.88      $ 14.74
                                                 ===========================

     The following table provides a breakdown by exercise price range of the number of shares, weighted average exercise price, and remaining contractual lives for all stock options and SARs outstanding at December 31, 1999 (in thousands, except per share amounts and option life):



                                                                   For Outstanding Options/SARs

     Exercise                                                     Weighted      Weighted Average
       Price                                                       Average      Contractual Life
       Range                       Outstanding   Exercisable    Exercise Price     (in years)
       -----                       -----------   -----------    --------------  ----------------

1999 Plan and Predecessor Plans
-------------------------------
$13.25 to $16.30                        446            446         $ 15.50             4.0
$16.31 to $23.00                        627            432         $ 20.82             6.5
$23.01 to $30.375                     1,229            393         $ 30.22             8.4
$30.376 to $35.00                       677              4         $ 34.29             9.9
                                      ----------------------------------------------------
Total                                 2,979          1,275         $ 26.97             7.7
                                      ====================================================
SARs
----
$10.78 to $13.75                         33             33         $ 12.74             1.7
$13.76 to $16.875                        54             54         $ 16.47             3.0
                                      ----------------------------------------------------
Total                                    87             87         $ 15.05             2.5
                                      ====================================================

     Stock Grants - As indicated above, the 1999 Plan provides for stock grants in addition to awards of stock options and SARs. The stock grants may be subject to specified performance and vesting requirements.

     As of December 31, 1999, 125,190 stock grants have been awarded, of which 10,400 shares were awarded in lieu of 1995 cash bonuses, 100,000 shares were awarded in 1995 subject to specified performance and vesting requirements, and 14,790 shares were awarded in 1999 subject to specified vesting requirements. The estimated cost of the 100,000 shares, which will not be issued until all requirements have been met, is being accrued over the five year performance and vesting period, and at December 31, 1999 and 1998, $2,618,000 and $1,914,000 was accrued, respectively. The estimated cost of the 14,790 shares is being accrued over the 3 year vesting period, and at December 31, 1999, $83,000 was accrued.

     Outside directors can elect to receive any portion of their director fees in stock, based on 95% of the market price. Outside directors elected to receive 3,526, 3,882 and 4,638 shares of stock in lieu of cash for director fees in 1999, 1998 and 1997, respectively.

SFAS No. 123 Pro Forma Disclosures:

     The Company has elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No.

123, "Accounting for Stock-Based Compensation."
     For purposes of the pro forma disclosures required by SFAS No. 123, the Company has computed the value of all stock and stock option awards granted during 1999, 1998 and 1997 using the Black-Scholes option pricing model with the following weighted-average assumptions and results:


                             1999        1998        1997
                            -------     -------     -------
Assumptions
-----------

Risk-free interest rate     6.36%       4.96%       5.93%
Assumed dividend yield      5.28%       5.36%       4.80%
Assumed lives of option
  awards                    8 years     8 years     8 years
Assumed volatility          0.201       0.191       0.202

Results
-------
Weighted average
  fair value of
  options granted           $ 5.49      $ 3.75      $ 5.12





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

     If the Company had accounted for its stock-based compensation awards in 1999, 1998 and 1997 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts):



                             1999      1998      1997
                             ----      ----      ----

Pro forma net income       $102,577  $43,834   $36,769
Pro forma basic net
   income per share        $   3.20  $  1.39   $  1.26
Pro forma diluted net
   income per share        $   3.14  $  1.37   $  1.24


     Because the SFAS No. 123 method of accounting has not been applied to awards granted prior to January 1, 1995, the pro forma compensation adjustments used to derive the above results are not likely to be representative of the pro forma compensation adjustments to be reported in future years.

     Purchase of Treasury Stock:

     In February 1999, the Board of Directors of the Company authorized the Company to repurchase up to 1 million shares of common stock prior to January 1, 2001. During 1999, the Company repurchased 153,600 shares of common stock for $4,990,000.

     Per Share Data:

                                        1999     1998     1997
                                       ------   ------   ------

Weighted average shares                32,092   31,602   29,267
Dilutive potential common shares          595      438      426
                                       ------------------------
Adjusted weighted average shares       32,687   32,040   29,693
                                       ========================
Anti-dilutive options not included        677    1,207      565
                                       ========================

     Ownership Limitations:

     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.



     Distribution of REIT Taxable Income:

     The following is a reconciliation between dividends declared and dividends applied in 1998 and 1997 and estimated to be applied in 1999 to meet REIT distribution requirements ($ in thousands):

                                                     1999      1998      1997
                                                   -------   -------   -------
         Dividends declared                        $53,886   $47,064   $37,606
         Additional dividends paid deduction
           due to 5% discount on dividends
           reinvested                                  570       549       257
         That portion of dividends declared in
           current year, and paid in current
           year, which was applied to the prior
           year distribution requirements          (10,146)   (7,644)   (4,816)

         That portion of dividends declared in
           subsequent year, and paid in subsequent
           year, which will apply to current year    6,238    10,146     7,644
                                                   ---------------------------
         Dividends applied to meet current year
           REIT distribution requirements          $50,548   $50,115   $40,691
                                                   ===========================

     Tax Status of Dividends:

     Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.

     In 1999, the Company designated as 20% capital gain dividends 1% of the dividend paid December 22, 1999. In 1998, the Company designated as 20% capital gain dividends 5% of the dividend paid December 22, 1998. In 1997, the Company designated as 28% capital gain dividends 49% of the dividend paid February 10, 1997. All other dividends paid in 1999, 1998 and 1997 were taxable as ordinary income dividends. In addition, in 1999, 1998 and 1997 an amount calculated as 1.54%, 1.74% and 1.91% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.




7.   INCOME TAXES

     In 1999, 1998 and 1997, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (estimated 1999 and actual 1998 and 1997) and Consolidated Net Income as reported herein are as follows ($ in thousands):

                                                                                         1999         1998        1997
                                                                                       --------     -------     -------
         Consolidated net income                                                       $104,082     $45,299     $37,277
         Consolidating adjustments                                                      (24,231)     (2,759)     (1,218)
         Less CREC net (income) loss                                                     (6,485)        540        (482)
         Less CREC II net income                                                           (937)         --          --
                                                                                       --------------------------------
         Cousins net income for financial reporting purposes                             72,429      43,080      35,577
         Adjustments arising from:
           Sales of investment properties                                               (56,315)     (3,940)      1,606
           Income from unconsolidated joint ventures (principally depreciation,
              revenue recognition, and operational timing differences)                   12,656        (453)      1,112
           Rental income recognition                                                        731         209         438
           Interest income recognition                                                      359         372         566
           Property taxes deferred                                                        1,060       1,096          --
           Interest expense                                                              11,447       4,934       1,401
           Compensation expense under stock option and SAR plans                           (538)         19      (2,578)
           Depreciation                                                                   6,650       4,913       4,809
           Other                                                                          2,069        (115)     (2,240)
                                                                                       --------------------------------
             Cousins taxable income                                                    $ 50,548     $50,115     $40,691
                                                                                       ================================

     The consolidated provision (benefit) for income taxes is composed of the following ($ in thousands):
                                                                                         1999         1998        1997
                                                                                       --------     -------     -------
         CREC and  CREC  II  and  their  wholly  owned  subsidiaries:  Currently payable:
              Federal                                                                  $  2,778     $    33     $    46
              State                                                                         282          --          --
                                                                                       --------------------------------
                                                                                          3,060          33          46
                                                                                       --------------------------------
           Adjustments arising from:
              Income from unconsolidated joint ventures                                    (298)        356         304
              Operating loss carryforward                                                 1,405         574         751
              Stock appreciation right expense                                                4        (132)        119
              Other                                                                         340      (1,347)       (922)
                                                                                       --------------------------------
                                                                                          1,451        (549)        252
                                                                                       --------------------------------
         CREC and CREC II provision (benefit) for income taxes                            4,511        (516)        298

         Cousins (benefit) provision for state income taxes                                 (40)        379          72
         Less provision applicable to gain on sale of investment properties              (2,029)        (11)     (1,897)
                                                                                       --------------------------------
         Consolidated provision (benefit) applicable to income from operations         $  2,442     $  (148)    $(1,527)
                                                                                       ================================


     The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC's and CREC II's income
(loss) before taxes as follows ($ in thousands):

                                                                      1999                1998               1997
                                                                ---------------     ---------------     ---------------
                                                                Amount     Rate     Amount     Rate     Amount     Rate
                                                                ------     ----     ------     ----     ------     ----
     Federal income tax provision (benefit)                     $4,058      34%     $(359)      34%     $   265     34%
     State income tax provision (benefit), net of
       federal income tax effect                                    477      4        (42)       4           31      4
     Other                                                         (24)     --       (115)      11            2     --
                                                                -------------------------------------------------------
     CREC and CREC II provision (benefit) for income taxes       4,511      38%      (516)      49%         298     38%
                                                                            ===                 ===                 ===
     Cousins (benefit) provision for state income taxes            (40)               379                    72
     Less provision applicable to gain on sale of
       investment properties                                    (2,029)               (11)               (1,897)
                                                                ------              -----               -------
     Consolidated provision (benefit) applicable to income
       from operations                                          $2,442              $(148)              $(1,527)
                                                                ======              =====               =======


The components of CREC and CREC II's net deferred tax liability are as follows ($ in thousands):

                                 CREC and CREC II
                                 -----------------
                                   1999      1998
                                 -------    ------

Deferred tax assets              $ 4,112    $5,638
Deferred tax liabilities          (6,206)   (5,819)
                                 -----------------
Net deferred tax liability       $(2,094)   $ (181)
                                 =================







     The tax effect of significant temporary differences representing CREC and CREC II's deferred tax assets and liabilities are as follows ($ in thousands):

                                     CREC and CREC II
                                     ----------------
                                      1999      1998
                                    -------    ------

Operating loss carryforward         $     -    $1,877
Income from unconsolidated
   joint ventures                    (3,759)   (4,058)
Stock appreciation right expense        949       952
Residential lot sales, net            2,198     1,674
Interest capitalization              (1,510)   (1,464)
Other                                    28       838
                                    -----------------
                                    $(2,094)   $ (181)
                                    =================

8.   PROPERTY TRANSACTIONS

     Office Division

     In January 1999, the Company purchased the land for and commenced construction of 1900 Duke Street, an approximately 97,000 rentable square foot office building in suburban Washington, D.C. In March 1999, 285 Venture, Ltd. began construction of 1155 Perimeter Center West, an approximately 361,000 rentable square foot office building in Atlanta, Georgia (see Note 5). In May 1999, 333 John Carlyle, an approximately 153,000 rentable square foot office building in suburban Washington, D.C., became partially operational for financial reporting purposes. In June 1999, the Company acquired Inforum, a 987,000 rentable square foot office building in downtown Atlanta, Georgia, for $71 million by completing a tax-deferred exchange with the proceeds ($69 million) from the sale of the Company's 50% interest in Haywood Mall. In September 1999, AT&T Wireless Services Headquarters, an approximately 222,000 rentable square foot office building in suburban Los Angeles, California, became partially operational for financial reporting purposes.

     Retail Division

     On February 1, 1999, CREC sold Abbotts Bridge Station, an approximately 83,000 square foot neighborhood retail center in suburban Atlanta, Georgia for $15.7 million, which was approximately $5.2 million over the cost of the center. Including depreciation recapture of approximately $.3 million and net of an income tax provision of approximately $2.0 million, the net gain on the sale was approximately $3.5 million.

     In April 1999, The Shops at World Golf Village, an approximately 80,000 square foot retail center owned by Brad Cous (see Note 5), became partially operational for financial reporting purposes. In June 1999, CP Venture Three LLC purchased the land for and commenced construction of Mira Mesa MarketCenter, an approximately 453,000 square foot retail center in San Diego, California (see
Note 5). In September 1999, The Avenue East Cobb, an approximately 225,000 square foot retail specialty center in suburban Atlanta, Georgia, became partially operational for financial reporting purposes. Also in September 1999, the Company purchased the land for and commenced construction of Salem Road Station, an approximately 67,000 square foot neighborhood retail center in suburban Atlanta, Georgia.

     Medical Office Division

     In March 1999, AtheroGenics, an approximately 50,000 rentable square foot office building and laboratory in suburban Atlanta, Georgia, became fully operational for financial reporting purposes. In April 1999, Meridian Mark Plaza, an approximately 159,000 rentable square foot medical office building in Atlanta, Georgia, became partially operational for financial reporting purposes. In September 1999, Northside/Alpharetta II, an approximately 198,000 rentable square foot medical office building in suburban Atlanta, Georgia, became partially operational for financial reporting purposes.

     Land Division

     The Company is currently developing five residential communities in suburban Atlanta, Georgia, including three in which development commenced in 1994, one in 1995 and one in 1996. These developments currently include land on which approximately 1,632 lots are being or were developed, of which 292, 344 and 260 lots were sold in 1999, 1998 and 1997, respectively.

     In November 1998, Temco Associates began development of the Bentwater residential community, which will consist of approximately 1,750 lots on approximately 1,083 acres (see Note 5). Temco Associates sold 106 lots in 1999.


9.   CONSOLIDATED STATEMENTS OF CASH FLOWS -SUPPLEMENTAL INFORMATION
     Interest paid (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

                              1999      1998       1997
                             ------    -------    -------

Interest paid                $1,147    $11,258    $14,118
Income taxes paid,
   net of $110 and $5
   refunded in
   1999 and 1998,
   respectively              $1 ,245   $   110    $    46



     Significant non-cash financing and investing activities included the following:

     a. In 1999,  1998 and  1997,  approximately  $65,798,000,  $29,939,000  and
$87,658,000, respectively, were transferred from Projects Under Construction to Operating Properties.

     b. In 1998 and 1997, approximately $1,229,000 and $1,553,000, respectively, were transferred from Land Held for Investment or Future Development to Operating Properties. In 1998 approximately $14,115,000 was transferred from Land Held for Investment or Future Development to Projects Under Construction.

     c. In 1999, approximately $611,000 was transferred from Projects Under Construction to Land Held for Investment or Future Development.

     d.   In   June   1998,   in   conjunction    with   the    acquisition   of
Northside/Alpharetta I, a mortgage note payable of approximately $10,610,000 was assumed.

     e. In November 1998, in conjunction with the formation of the Venture with Prudential (see Note 5), the Company contributed nine properties, certain of which were subject to mortgages, and received net cash of approximately $125,469,000 and $103,025,000 in 1999 and 1998, respectively. The non-cash activities related to the formation of the Venture are as follows:

                                           1999                 1998
                                       -----------          ------------

Decrease in:
   Operating properties, net           $        --          $137,746,000
   Projects under construction                  --            19,684,000
   Notes and other receivables                  --             3,771,000
   Notes payable                                --           (53,281,000)
(Increase) decrease in:
   Investment in unconsolidated
     joint ventures                     111,040,000         (137,544,000)
   Minority interests                    14,429,000           12,075,000
   Deferred gain                                 --          120,574,000
                                       ---------------------------------
Net cash received in formation
   of venture                          $125,469,000         $103,025,000
                                       =================================


10.   RENTAL PROPERTY REVENUES

     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

     At December 31, 1999, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                                  Office and
                                    Medical
                        Retail      Office        Total
                       --------   ----------   ----------

2000                   $ 24,609    $ 63,176    $   87,785
2001                     29,037      64,472        93,509
2002                     28,348      62,639        90,987
2003                     28,343      61,207        89,550
2004                     27,017      57,487        84,504
Subsequent to 2004      249,536     328,313       577,849
                       ----------------------------------
                       $386,890    $637,294    $1,024,184
                       ==================================

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

     The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1). The management of the Company evaluates performance of its reportable segments based on Funds From Operations ("FFO"). The Company calculates its FFO using the National Association of Real Estate Investment Trusts definition of FFO adjusted to (i) eliminate the recognition of rental revenues on a straight-line basis, (ii) reflect stock appreciation right expense on a cash basis and (iii) recognize certain fee income as cash is received rather than when recognized in the financial statements. The Company believes its FFO presentation more properly reflects its operating results. The Company's reportable segments are broken down based on what type of product the division provides. The divisions are managed separately because each product they provide has separate and distinct development issues, leasing and/or sales strategies and management issues. The notations (100%) and
(JV) used in the following tables indicate wholly-owned and unconsolidated joint ventures, respectively, and all amounts are in thousands.






                                             Office       Retail       Medical          Land      Unallocated
1999                                        Division     Division  Office Division    Division     and Other       Total
----                                        --------     --------  ---------------    --------    -----------    --------
Rental property revenues (100%)             $ 35,318     $ 19,836      $ 6,450        $    --       $   233      $ 61,837
Rental property revenues (JV)                 61,996       10,001          444             --            --        72,441
Development income, management
   fees and leasing and other fees (100%)     10,305        1,112        2,113             369           --        13,899
Development income, management
   fees and leasing and other fees (JV)        3,858           --           --             --            --         3,858
Other income (100%)                               --        4,077           --         13,780         3,588        21,445
Other income (JV)                                 --           --           --          3,545           474         4,019
                                            -----------------------------------------------------------------------------
         Total revenues                      111,477       35,026        9,007         17,694         4,295       177,499
                                            -----------------------------------------------------------------------------
Rental property operating expenses (100%)     13,279        4,285        1,859             --           (23)       19,400
Rental property operating expenses (JV)       17,612        2,374          150             --            --        20,136
Other expenses (100%)                             --        3,366           --         12,342        21,267        36,975
Other expenses (JV)                            1,968           --           --          2,274        15,695        19,937
                                            -----------------------------------------------------------------------------
         Total expenses                       32,859       10,025        2,009         14,616        36,939        96,448
                                            -----------------------------------------------------------------------------
Consolidated funds from operations            78,618       25,001        6,998          3,078       (32,644)       81,051
                                            -----------------------------------------------------------------------------
Depreciation and amortization (100%)         (10,154)      (3,818)      (1,638)            --          (157)      (15,767)
Depreciation and amortization (JV)           (17,078)      (2,997)        (137)            --            --       (20,212)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)      643           --           --             --            --           643
Effect of the recognition of rental
   revenues on a straight-line basis (JV)       (440)         (61)          --             --            --          (501)
Adjustment to reflect stock appreciation
   right expense on an accrual basis              --           --           --             --           101           101
Gain on sale of investment properties, net
   of applicable income tax provision             --           --           --             --        58,767        58,767
                                            -----------------------------------------------------------------------------
Net income                                    51,589       18,125        5,223          3,078        26,067       104,082
                                            -----------------------------------------------------------------------------
Provision for income taxes from operations        --           --           --             --         2,442         2,442
                                            -----------------------------------------------------------------------------
Income from operations before income taxes  $ 51,589     $ 18,125      $ 5,223        $ 3,078       $28,509      $106,524
                                            =============================================================================
Total assets                                $557,473     $240,258      $78,857        $11,496       $44,848      $932,932
                                            =============================================================================
Investment in unconsolidated joint ventures $126,843     $ 17,179      $ 1,111        $ 6,600       $     4      $151,737
                                            =============================================================================
Capital expenditures                        $210,828     $ 23,663      $97,535        $ 5,935       $     --     $337,961
                                            =============================================================================

Reconciliation to Consolidated Revenues
---------------------------------------

                                                1999         1998         1997
                                              -------      -------      -------
Rental property revenues (100%)               $61,837      $67,378      $61,812
Effect of the recognition of rental
   revenues on a straight-line basis (100%)       643          348          440
Development income, management fees
   and leasing and other fees                  13,899        9,578        7,291
Residential lot and outparcel sales            17,857       16,732       12,847
Interest and other                              3,588        4,275        3,609
                                              ---------------------------------
Total consolidated revenues                   $97,824      $98,311      $85,999
                                              =================================


                                             Office       Retail       Medical          Land      Unallocated
1998                                        Division     Division  Office Division    Division     and Other       Total
----                                        --------     --------  ---------------    --------    -----------    --------
Rental property revenues (100%)             $ 33,011     $ 31,315      $ 2,579        $    --       $    473     $ 67,378
Rental property revenues (JV)                 49,129       10,168          149             --             --       59,446
Development income, management

   fees and leasing and other fees             7,867          692        1,019          --                --        9,578
Other income (100%)                               --           --           --      16,732             4,275       21,007
Other income (JV)                                 --           --           --         181               294          475
                                            -----------------------------------------------------------------------------
         Total revenues                       90,007       42,175        3,747      16,913             5,042      157,884
                                            -----------------------------------------------------------------------------
Rental property operating expenses (100%)     10,319        6,308          913          --               162       17,702
Rental property operating expenses (JV)       14,111        2,933           52          --                --       17,096
Other expenses (100%)                             --           --           --      16,414            26,602       43,016
Other expenses (JV)                               --           --           --          80             9,138        9,218
                                            -----------------------------------------------------------------------------
         Total expenses                       24,430        9,241          965      16,494            35,902       87,032
                                            -----------------------------------------------------------------------------
Consolidated funds from operations            65,577       32,934        2,782         419           (30,860)      70,852
                                            -----------------------------------------------------------------------------
Depreciation and amortization (100%)          (8,040)      (5,742)        (457)         --              (430)     (14,669)
Depreciation and amortization (JV)           (12,000)      (1,670)         (47)         --                --      (13,717)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)      348           --           --          --                --          348
Effect of the recognition of rental
   revenues on a straight-line basis (JV)     (1,578)         111           --          --                --       (1,467)
Adjustment to reflect stock appreciation
   right expense on an accrual basis              --           --           --          --                 8            8
Gain on sale of investment properties, net
   of applicable income tax provision             --           --           --          --             3,944        3,944
                                            -----------------------------------------------------------------------------
Net income                                    44,307       25,633        2,278         419          (27,338)       45,299
                                            -----------------------------------------------------------------------------
Benefit for income taxes from operations          --           --           --          --             (148)        (148)

                                            -----------------------------------------------------------------------------
Income from operations before income taxes  $ 44,307     $ 25,633      $ 2,278     $   419         $(27,486)     $ 45,151
                                            =============================================================================
Total assets                                $386,414     $255,207      $49,437     $ 9,912         $ 51,888      $752,858
                                            =============================================================================
Investment in unconsolidated joint ventures $158,720     $ 99,661      $ 5,183     $ 1,082         $      2      $264,648
                                            =============================================================================
Capital expenditures                        $104,266     $ 55,161      $ 25,811    $ 9,015         $     --      $194,253
                                            =============================================================================

                                             Office       Retail       Medical          Land      Unallocated
1997                                        Division     Division  Office Division    Division     and Other       Total
----                                        --------     --------  ---------------    --------    -----------    --------
Rental property revenues (100%)             $ 30,353     $ 30,514      $   476        $    --       $    469     $ 61,812
Rental property revenues (JV)                 44,318        6,892           --             --             --       51,210
Development income, management
   fees and leasing and other fees             5,081        1,310          887             --             13        7,291
Other income (100%)                               --           --           --         12,847          3,609       16,456
Other income (JV)                                 --           --           --             52            217          269
                                            -----------------------------------------------------------------------------
         Total revenues                       79,752       38,716        1,363         12,899          4,308      137,038
                                            -----------------------------------------------------------------------------
Rental property operating expenses (100%)      9,286        5,766          145             --            174       15,371
Rental property operating expenses (JV)       12,143        2,103           --             --             --       14,246
Other expenses (100%)                             --           --           --         12,523         29,352       41,875
Other expenses (JV)                               --           --           --             41          9,959       10,000
                                            -----------------------------------------------------------------------------
         Total expenses                       21,429        7,869          145         12,564         39,485       81,492
                                            -----------------------------------------------------------------------------
Consolidated funds from operations            58,323       30,847        1,218            335        (35,177)      55,546
                                            -----------------------------------------------------------------------------
Depreciation and amortization (100%)          (7,465)      (5,456)        (104)            --           (586)     (13,611)
Depreciation and amortization (JV)            (9,168)      (1,159)          --             --             (7)     (10,334)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)      440           --           --             --             --          440
Effect of the recognition of rental
   revenues on a straight-line basis (JV)     (1,438)          --           --             --             --       (1,438)
Adjustment to reflect stock appreciation
   right expense on an accrual basis              --           --           --             --            702          702
Gain on sale of investment properties, net
   of applicable income tax provision             --           --           --             --          5,972        5,972
                                            -----------------------------------------------------------------------------
Net income                                    40,692       24,232        1,114            335        (29,096)      37,277
                                            -----------------------------------------------------------------------------
Benefit for income taxes from operations          --           --           --             --         (1,527)      (1,527)
                                            -----------------------------------------------------------------------------
Income from operations before income taxes  $ 40,692     $ 24,232      $ 1,114     $   335          $(30,623)    $ 35,750
                                            =============================================================================
Total assets                                $294,306     $212,876      $13,143     $16,407          $ 81,007     $617,739
                                            =============================================================================
Investment in unconsolidated joint ventures $ 98,425     $ 20,784      $    --     $   985          $      4     $120,198
                                            =============================================================================
Capital expenditures                        $ 34,395     $ 29,635      $ 7,516     $ 9,068          $     14     $ 80,628
                                            =============================================================================



FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------
($ in thousands, except per share amounts)
                                                  1999           1998             1997           1996            1995
                                                --------       --------         --------       --------       --------
Rental property revenues                        $ 62,480       $ 67,726         $ 62,252       $ 33,112       $ 19,348
Fees                                              13,899          9,578            7,291          6,019          7,884
Residential lot and outparcel sales               17,857         16,732           12,847         14,145          9,040
Interest and other                                 3,588          4,275            3,609          5,256          4,764
                                                ----------------------------------------------------------------------
Total revenues                                    97,824         98,311           85,999         58,532         41,036
                                                ----------------------------------------------------------------------
Income from unconsolidated joint ventures         19,637         18,423           15,461         17,204         14,113
                                                ----------------------------------------------------------------------
Rental property operating expenses                19,087         17,702           15,371          7,616          4,681
Depreciation and amortization                     16,859         15,173           14,046          7,219          4,516
Stock appreciation right expense                     108            330              204          2,154          1,298
Residential lot and outparcel cost of sales       14,897         15,514           11,917         13,676          8,407
Interest expense                                     600         11,558           14,126          6,546            687
General, administrative, and other expenses       18,153         15,250           16,018         12,016         10,333
                                                ----------------------------------------------------------------------
Total expenses                                    69,704         75,527           71,682         49,227         29,922
Provision (benefit) for income taxes from
  operations                                       2,442           (148)          (1,527)        (1,703)           747
Gain on sale of investment properties,
   net of applicable income tax provision         58,767          3,944            5,972         12,804          1,862
                                                ----------------------------------------------------------------------
Net income                                      $104,082       $ 45,299         $ 37,277       $ 41,016       $ 26,342
                                                ======================================================================
Basic net income per share                      $   3.24       $   1.43         $   1.27       $   1.44       $    .94
                                                ======================================================================
Diluted net income per share                    $   3.18       $   1.41         $   1.26       $   1.43       $    .94
                                                ======================================================================
Cash dividends declared per share               $   1.68       $   1.49         $   1.29       $   1.12       $    .99
                                                ======================================================================
Total assets                                    $932,932       $752,858         $617,739       $556,644       $418,006
Notes payable                                    312,257        198,858          226,348        231,831        113,434
Stockholders' investment                         437,722        379,865          370,674        299,184        277,678
Shares outstanding at year-end                    32,175         31,887           31,472         28,920         28,223


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To Cousins Properties Incorporated:

     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and Haywood Mall as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 which statements combined reflect assets of 18% and 23%, respectively, of the joint venture totals as of December 31, 1999 and 1998 and revenues of 23%, 46% and 50% of the 1999, 1998 and 1997 joint venture totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                    ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 8, 2000

Cousins Properties Incorporated and Consolidated Entities

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Results of Operations For The Three Years Ended December 31, 1999

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

     Rental Property Revenues and Operating Expenses. Rental property revenues increased from $62,252,000 in 1997 to $67,726,000 in 1998 and decreased to $62,480,000 in 1999. Rental property revenues increased approximately $2,602,000 in 1999 from the Company's office division. The June 1999 acquisition of Inforum, a 987,000 rentable square foot office building located in downtown Atlanta, Georgia, increased rental property revenues by approximately $5,656,000. Two office buildings, 333 John Carlyle and AT&T Wireless Services Headquarters, became partially operational for financial reporting purposes in May 1999 and September 1999, respectively, which contributed approximately $2,178,000 and $2,506,000, respectively, to the increase. 333 North Point Center East became partially operational in June 1998 which contributed approximately $1,468,000 to the 1999 increase. The June 1998 acquisition of Lakeshore Park Plaza increased rental property revenues approximately $1,273,000 in 1999. The increase in office rental property revenues was partially offset by decreases of approximately $5,602,000, $2,474,000, $2,528,000 and $499,000, respectively, due to the contribution of First Union Tower, 100 North Point Center East, 200 North Point Center East and Grandview II to CP Venture Two LLC in November 1998, which revenue is included in Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).

     Rental property revenues from the Company's retail division decreased approximately $11,479,000 in 1999. The decrease was mainly due to the contribution of North Point MarketCenter, Greenbrier MarketCenter, Los Altos MarketCenter and Mansell Crossing Phase II to CP Venture Two LLC in November 1998 (see Note 5), which decreased rental property revenues by approximately $4,904,000, $4,502,000, $2,990,000 and $1,190,000, respectively, in 1999. Rental property revenues from these properties are included in Income from Unconsolidated Joint Ventures from the date of contribution. The sale of Abbotts Bridge Station in February 1999 also contributed approximately $1,305,000 to the decrease in 1999. The decrease was partially offset by an increase of approximately $1,681,000 in rental property revenues from Laguna Niguel Promenade, which became partially operational for financial reporting purposes in July 1998, and by approximately $1,431,000 from The Avenue East Cobb, which became partially operational for financial reporting purposes in September 1999.

     Rental property revenues from the Company's medical office division increased approximately $3,871,000 in 1999. Meridian Mark Plaza became partially operational for financial reporting purposes in April 1999 which contributed approximately $2,441,000 to the increase. AtheroGenics and Northside/Alpharetta II became partially operational for financial reporting purposes in March 1999 and September 1999, respectively, which contributed approximately $780,000 and $636,000, respectively, to the increase. Northside/Alpharetta I, acquired in June 1998, contributed approximately $1,152,000 to the increase in 1999. The increase was partially offset by approximately $1,141,000 due to the contribution of Presbyterian Medical Plaza at University to CP Venture Two LLC in November 1998 (see Note 5).

     Rental property revenues from the Company's office division increased approximately $2,566,000 in 1998. The aforementioned June 1998 acquisition of Lakeshore Park Plaza increased rental property revenues approximately $1,354,000 in 1998. Two office buildings, 333 North Point Center East and Grandview II, became partially operational for financial reporting purposes in June 1998 and August 1998, respectively, which contributed approximately $1,499,000 and $499,000, respectively, to the increase. The increase from Grandview II would have been higher by approximately $296,000, but this property was contributed to CP Venture Two LLC in November 1998. Rental property revenues also increased approximately $242,000 due to increased occupancy during 1998 at 101 Independence Center, which was 94% leased at December 31, 1997 and 98% leased at December 31, 1998. Partially offsetting the increase in 1998 were decreases in rental property revenues of approximately $935,000, $266,000 and $97,000 from the contribution of the other office properties, First Union Tower, 100 North Point Center East and 200 North Point Center East, respectively, to CP Venture Two LLC in November 1998.

     Rental property revenues from the Company's retail division increased approximately $801,000 in 1998. Two retail centers, Abbotts Bridge Station and Laguna Niguel Promenade, which became partially operational for financial reporting purposes in January 1998 and July 1998, respectively, increased rental property revenues in 1998 approximately $1,462,000 and $788,000, respectively. Rental property revenues increased approximately $362,000 from Presidential MarketCenter in 1998 due to the second expansion of the center in April 1997. The increase in rental property revenues from the retail division was partially offset (a decrease of approximately $990,000) by the aforementioned contribution of four retail properties to CP Venture Two LLC in November 1998. The increase in rental property revenues was also partially offset by decreases in rental property revenues of approximately $644,000 and $449,000 from Rivermont Station and Lovejoy Station, respectively, both of which were sold in July 1997.

     Rental property revenues from the Company's medical office division increased approximately $2,103,000 in 1998 due to the June 1998 acquisition of Northside/Alpharetta I ($1,438,000) and to Presbyterian Medical Plaza at University ($665,000), which became partially operational in August 1997. The increase from Presbyterian Medical Plaza at University would have been higher by $178,000, but the property was contributed to CP Venture Two LLC in November 1998.

     Rental property operating expenses increased from $15,731,000 in 1997 to $17,702,000 and $19,087,000 in 1998 and 1999, respectively. The increase in 1999 was due primarily to the aforementioned office buildings, medical office buildings and retail centers becoming partially operational, as well as the acquisition of Inforum in June 1999. The increase in 1999 was partially offset by approximately $183,000 due to the February 1999 sale of Abbotts Bridge Station. The increase in 1998 was primarily related to the aforementioned retail centers and office buildings becoming operational, as well as the acquisitions of Lakeshore Park Plaza and Northside/Alpharetta I. The increases in both 1998 and 1999 were partially offset by the contribution of nine properties to CP Venture Two LLC in November 1998, which rental property operating expenses from these nine properties was recognized by the Company through Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).

     Development Income. Development income decreased from $3,123,000 in 1997 to $3,007,000 in 1998 and then increased in 1999 to $6,165,000. The increase in development income in 1999 was partially due to development fees recognized from three of the Company's ventures which are developing Gateway Village ($978,000), 1155 Perimeter Center West ($939,000) and the Bentwater residential development ($369,000). Additionally, development income increased approximately $908,000 from the Crawford Long Hospital campus redevelopment and joint venture medical office building. The Company also recognized development income of approximately $706,000 for a build-to-suit for Walgreens on an outparcel at Colonial Plaza MarketCenter and approximately $323,000 from the third party development of Cox Enterprises' corporate headquarters. This increase was partially offset by approximately $605,000 which was recognized in 1998 from Brad Cous for the development of The Shops at World Golf Village. Development fees from Cousins LORET for the development of The Pinnacle also decreased by approximately $310,000, which also partially offset the increase in 1999.

     Management Fees. Management fees increased from $3,448,000 in 1997 to $3,761,000 and $4,743,000 in 1998 and 1999, respectively. Management fees increased in both 1998 and 1999 due to lease-up of certain properties at several joint ventures from which management fees are received and from the formation of CP Venture Two LLC (see Note 5).

     Leasing and Other Fees. Leasing and other fees increased from $720,000 in 1997 to $2,810,000 and $2,991,000 in 1998 and 1999, respectively. Leasing fees increased in 1999 by approximately $987,000 due to a lease signed by CREC for a lease at the Inforum office building executed prior to the Company's acquisition of the building. Approximately $616,000 of leasing fees were also recognized in 1999 from 285 Venture, Ltd. for leasing the 1155 Perimeter Center West office building. Partially offsetting the increase in 1999 was a decrease of approximately $976,000 from Wildwood Associates, primarily due to leasing fees recognized in 1998 mainly related to the lease-up of the 4200 Wildwood Parkway Building. Leasing fees also decreased approximately $367,000 from CSC due to a higher level of leasing fees recognized in 1998 due to increased occupancy at Bank of America Plaza.

     The increase in 1998 was partially due to an increase of approximately $1,065,000 of leasing fees related to Wildwood Office Park, primarily due to the lease-up of the 4200 Wildwood Parkway Building. Leasing fees from Cousins LORET increased $560,000 in 1998, primarily due to the lease-up of The Pinnacle, which was under development and in the early stages of lease-up in 1998. Leasing fees from CSC increased approximately $367,000 primarily due to increased occupancy at Bank of America Plaza.

     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales increased from $12,847,000 in 1997 to $16,732,000 and $17,857,000 in 1998 and 1999, respectively. Residential lot sales decreased from $15,932,000 in 1998 to $13,779,000 in 1999 due to a decrease in the number of residential lots sold from 344 lots in 1998 to 292 lots in 1999. This decrease was more than offset by an increase in outparcel sales by CREC and one of its subsidiaries from $800,000 in 1998 to $4,078,000 in 1999, mainly due to one outparcel sale in 1999 for $3,477,000.

     Residential lot sales increased from $10,228,000 in 1997 to $15,932,000 in 1998 due to an increase in the number of residential lots sold from 260 lots in 1997 to 344 lots in 1998. The increase was partially offset by a decrease in outparcel sales by CREC and one of its subsidiaries from $2,619,000 in 1997 to $800,000 in 1998, resulting from the sale of five outparcels in 1997 and two outparcels in 1998.

     Residential lot and outparcel cost of sales decreased from $15,514,000 in 1998 to $14,897,000 in 1999 partially due to the aforementioned decrease in lot sales and partially due to an increase in gross profit percentages used to calculate the cost of sales for residential lot sales in certain of the residential developments in 1999. The decrease was partially offset by the increase in outparcel cost of sales mainly due to the aforementioned outparcel sale, which increased cost of sales approximately $2,857,000.

     Residential lot and outparcel cost of sales increased from $11,917,000 in 1997 to $15,514,000 in 1998. The increase in 1998 was due to the aforementioned increase in the number of residential lot and outparcel sales. The increase in 1998 was also due to a $500,000 writedown of one of the residential developments due to a change in lot sales price assumptions.

     Interest and Other Income. Interest and other income increased from $3,609,000 in 1997 to $4,275,000 in 1998 and then decreased to $3,588,000 in
1999. The increase in 1998 and decrease in 1999 were both due to interest income of approximately $714,000 recognized in 1998 from a note receivable from Cousins LORET. The Company lent funds beginning in June 1998 to Cousins LORET at a slightly higher rate than its borrowing costs, until December 1998 when Cousins LORET drew down funds from its $70 million non-recourse financing of The Pinnacle.

     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased from $15,461,000 in 1997 to $18,423,000 and $19,637,000 in
1998 and 1999, respectively.

     Income from CSC increased from $9,284,000 in 1997 to $10,021,000 and $10,402,000 in 1998 and 1999, respectively. The increases in both 1998 and 1999 were due to the continued lease-up of Bank of America Plaza. The increase in 1998 was also due to the increase in rental revenue from a tenant whose increase in rental rate did not require straight-lining under Statement of Financial Accounting Standards No. 13.

     Income from Wildwood Associates increased from $1,903,000 in 1997 to $1,968,000 and $2,453,000 in 1998 and 1999, respectively. Income before depreciation, amortization and interest expense from the 4200 Wildwood Parkway Building increased approximately $1,571,000 in 1999 due to the building becoming partially operational in June 1998. Income before depreciation, amortization and interest expense from the 2300 and 2500 Windy Ridge Parkway Buildings favorably impacted results in 1999 by approximately $189,000 and $175,000, respectively, due to increased average economic occupancy of both of these properties in 1999. Income before depreciation, amortization and interest expense from the 3200 Windy Hill Road Building favorably impacted results in 1999 by approximately $415,000 primarily due to an adjustment to straight-line rental revenue in accordance with SFAS No. 13 which caused a reduction in rental property revenues.

     The increase in 1999 was partially offset by an increase in interest expense of approximately $732,000 due to the June 1998 non-recourse financing of the 4200 Wildwood Parkway Building. Capitalized interest decreased (which increases interest expense) approximately $731,000 due to interest expense no longer being capitalized to the 4200 Wildwood Parkway Building effective October 1998. Also partially offsetting the increase in 1999 was an increase in depreciation and amortization of approximately $569,000 due to the 4200 Wildwood Parkway Building becoming operational in 1998.

     Income before depreciation, amortization and interest expense from the 2300 and 2500 Windy Ridge Parkway Buildings favorably impacted results in 1998 by approximately $215,000 and $184,000, respectively, due to increased average economic occupancy of both properties in 1998. Income before depreciation, amortization and interest expense from the aforementioned 4200 Wildwood Parkway Building increased approximately $581,000 due to the building becoming partially operational in June 1998. Also favorably impacting 1998 results was the October 1998 condemnation gain of approximately $110,000 related to the proceeds received due to certain of Wildwood Associates' land being condemned for the widening of a road.

     Results in 1998 were negatively impacted by an increase in interest expense of approximately $1,121,000. The increase was primarily due to the June 1998 non-recourse financing of the 4200 Wildwood Parkway Building. This financing increased interest expense approximately $756,000 in 1998. Interest expense on the 4100 and 4300 Wildwood Parkway Buildings increased approximately $230,000 as the non-recourse financing of these buildings was completed in March 1997. Capitalized interest decreased approximately $258,000 due to interest expense no longer being capitalized to the 4200 Wildwood Parkway Building effective October 1998.

     Income from Haywood Mall increased from $3,648,000 in 1997 to $4,614,000 in 1998 and then decreased to $2,433,000 in 1999. The decrease in 1999 was due to the sale of the Company's 50% interest in the mall in June 1999. The increase in 1998 was due to the lease-up of the expansion of Haywood Mall.

     Income from Cousins LORET increased from $68,000 in 1997 to $672,000 in 1998 and then decreased to $53,000 in 1999. The decrease in 1999 was partially due to an increase in interest expense before capitalization of approximately $2,123,000 due to the funding of the $70 million non-recourse financing of The Pinnacle office building on December 30, 1998. Capitalized interest decreased approximately $369,000 due to The Pinnacle becoming partially operational in March 1999. Additionally, depreciation and amortization increased approximately $1,572,000 mainly due to The Pinnacle becoming partially operational. Income before depreciation, amortization and interest expense from The Pinnacle partially offset the decrease by approximately $2,672,000, and the decrease was also partially offset by an increase of approximately $281,000 from the lease-up of Two Live Oak Center. Also partially offsetting the decrease was an increase of $485,000 in interest income in 1999. The increase in 1998 was due to the Two Live Oak Center office building becoming partially operational in October 1997.

     Income from Temco Associates increased from $11,000 in 1997 to $97,000 and $1,270,000 in 1998 and 1999, respectively. During 1999, approximately 466 acres of the option related to the fee simple interest was exercised and simultaneously sold. CREC's share of the gain on these sales was approximately $1,229,000. During 1998, approximately 83 acres of the option related to the fee simple interest was exercised and simultaneously sold. CREC's share of the gain on these sales was approximately $96,000. There were no similar sales in 1997.

     Income from Cousins Stone LP was $1,892,000 in 1999. This venture was formed in June 1999 when the Company purchased Faison's 50% interest in Faison-Stone (see Note 5).

     General and Administrative Expenses. General and administrative expenses increased from $12,717,000 in 1997 to $13,087,000 and $14,961,000 in 1998 and
1999, respectively. General and administrative expenses increased approximately $2,070,000 and $2,825,000 in 1998 and 1999 due to the Company's continued expansion. The increases were partially offset by increases in costs capitalized to projects under development of approximately $1,700,000 and $951,000 in 1998 and 1999, respectively, as the level of projects under development increased in both years from 1997.

     Depreciation and Amortization. Depreciation and amortization increased from $14,046,000 in 1997 to $15,173,000 and $16,859,000 in 1998 and 1999,
respectively. The increases in both 1998 and 1999 were mainly due to the aforementioned office buildings, medical office buildings and retail centers becoming operational. The increase in 1999 was also due to the acquisition of Inforum in June 1999. The increases in both 1998 and 1999 were also due to the June 1998 acquisitions of Lakeshore Park Plaza and Northside/Alpharetta I. The increases in both 1998 and 1999 were partially offset by decreases in depreciation and amortization due to the contribution of nine properties in November 1998 to CP Venture Two LLC, which expenses are included in Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).

     Stock Appreciation Right Expense. Stock appreciation right expense increased from $204,000 in 1997 to $330,000 in 1998 and then decreased to $108,000 in 1999. This non-cash item is primarily related to the number of stock appreciation rights outstanding and the Company's stock price. A reduction in the number of stock appreciation rights outstanding due to exercises contributed to the decrease in the stock appreciation right expense in 1999. The Company's stock price was $33.9375, $32.25 and $29.3125 per share at December 31, 1999, 1998 and 1997, respectively.

     Interest Expense. Interest expense decreased from $14,126,000 in 1997 to $11,558,000 and $600,000 in 1998 and 1999, respectively. Interest expense before capitalization increased from $17,293,000 in 1997 to $19,028,000 in 1998 and then decreased to $16,755,000 in 1999. Interest expense before capitalization decreased in 1999 mainly due to the contributions of North Point MarketCenter and 100 and 200 North Point Center East, subject to the related mortgage notes payable, to CP Venture Two LLC in November 1998 (see Note 5). The decrease was partially offset by increased interest expense from higher amounts outstanding on the Company's credit facility in 1999. Additionally, the Company assumed the mortgage note payable of Northside/Alpharetta I when it acquired the property in June 1998 and completed the financing of Lakeshore Park Plaza in October 1998, both of which increased interest expense before capitalization in 1998 and 1999. The amount of interest capitalization (a reduction of interest expense), which changes parallel to the amount of projects under development, increased from $3,167,000 in 1997 to $7,470,000 and $16,155,000 in 1998 and 1999, respectively, which more than offset the increases in interest expense and resulted in net decreases in interest expense in 1998 and 1999.

     Property Taxes on Undeveloped Land. Property taxes on undeveloped land increased from $606,000 in 1997 to $900,000 in 1998 and then decreased to $811,000 in 1999. The increase in 1998 from 1997 was primarily due to favorable settlements of property taxes in 1997 on the Company's land related to 1994, 1995 and 1996 tax years, which had been under appeal.

     Other Expenses. Other expenses decreased from $2,695,000 in 1997 to $1,263,000 in 1998 and then increased to $2,381,000 in 1999. The increase in 1999 was mainly due to an increase of approximately $1,912,000 in Prudential's minority interest in CP Venture Three LLC (see Note 5). The increase was partially offset by a decrease in predevelopment expense of approximately $869,000 in 1999. The decrease in 1998 was due to a decrease in predevelopment expense.

     Provision (Benefit) for Income Taxes From Operations. The benefit for income taxes from operations decreased from a benefit of $1,527,000 in 1997 to a benefit of $148,000 in 1998. The benefit for income taxes from operations increased to a provision for income taxes from operations of $2,442,000 in 1999. The increase from a benefit in 1998 to a provision in 1999 was due to an increase of approximately $6,183,000 from a loss before income taxes and gain on sale of investment properties to income before income taxes and gain on sale of investment properties of $5,118,000 in 1999 from CREC and its subsidiaries. Such increase was related to increases in residential lot sales, net of cost of sales, leasing fees, and income from Temco Associates. A decrease in general and administrative expenses and a reduction in predevelopment expense also contributed to the increase in income before income taxes and gain on sale of investment properties. Additionally, CREC II and its subsidiaries had a provision for income taxes from operations of approximately $574,000 in 1999 related to the income recognized from Cousins Stone LP which was formed in June 1999.

     The decrease in the benefit for income taxes from operations in 1998 was due to a decrease of approximately $3,148,000 in CREC and its subsidiaries' loss before income taxes and gain on sale of investment properties, which decrease was due to the increases in leasing fees and residential lot sales and the decrease in predevelopment expense.

     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision was $5,972,000, $3,944,000 and $58,767,000 in 1997, 1998 and 1999, respectively. The 1999 gain mainly consists of the January 1999 sale of 3 acres of McMurray land ($.1 million), the February 1999 sale of Abbotts Bridge Station ($3.5 million), the March 1999 sale of Kennesaw Crossings shopping center ($.9 million), the May 1999 sale of 2 acres at Hidden Hills ($.1 million), the June 1999 sale of the Company's 50% interest in Haywood Mall ($50.1 million) (see Note 5), and the amortization of net deferred gain from the Prudential transaction ($4.1 million) (see Note 5).

     The 1998 gain included the March 1998 sale of 6 acres of North Point land ($.6 million), the April 1998 sale of 23 acres of North Point land ($1.0 million), the October 1998 condemnation of land at Wildwood Office Park ($1.5 million), the December 1998 sale of 5 acres of McMurray land ($.2 million) and the amortization of the net deferred gain from the Prudential transaction ($.5 million).

Liquidity and Capital Resources:

     Financial Condition. The Company's adjusted debt (including its pro rata share of unconsolidated joint venture debt) was 32% of total market capitalization at December 31, 1999. Adjusted debt is defined as the Company's debt and the Company's pro rata share of unconsolidated joint venture debt as disclosed in Note 4, excluding the Charlotte Gateway Village, LLC debt as it is fully exculpated debt which is supported by a long-term lease to Bank of America Corporation. As discussed in Note 4, in August 1999, the Company renewed and modified its $150 million credit facility which matures on April 27, 2002. On December 31, 1999, the credit facility was temporarily increased to $225 million, which increase expires April 27, 2000. The Company had $130.7 million drawn on this credit facility as of December 31, 1999.

     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 8, by using its existing credit facilities (increasing those credit facilities as required), long-term non-recourse financing on the Company's unleveraged projects, joint ventures, project sales and other financings as market conditions warrant. In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities, of which approximately $132 million remains available at December 31, 1999.

     Cash Flows. Net cash provided by operating activities increased from $58.0 million in 1997 to $90.1 million and $91.8 million in 1998 and 1999, respectively. The increases resulted partially from an improvement in income before gain on sale of investment properties of $10.1 million and $4.0 million in 1998 and 1999, respectively. Additionally, depreciation and amortization increased $1.1 million and $1.5 million in 1998 and 1999, respectively. Residential lot and outparcel cost of sales, which contributed approximately $3.4 million of the increase in 1998, partially offset the increase in 1999 by decreasing approximately $1.0 million. Operating distributions from unconsolidated joint ventures also favorably impacted 1998 and 1999 with increases of $1.9 million and $12.4 million, respectively. The increase in 1999 was due to approximately $8.3 million of distributions from CP Venture LLC. Additionally, distributions from CSC and Cousins LORET increased $1.9 million and $6.5 million, respectively, in 1999. These increases were partially offset by a decrease of distributions from Wildwood Associates of $4 million in 1999. Changes in other operating assets and liabilities, which increased net cash provided by operating activities in 1998 by approximately $17.9 million, decreased approximately $13.2 million in 1999, which decrease partially offset the increase in net cash provided by operating activities in 1999. Increases in income from unconsolidated joint ventures of approximately $3.0 million and $1.2 million partially offset the increases in net cash provided by operating activities in 1998 and 1999, respectively.

     Net cash used in investing activities increased from $55.6 million in 1997 to $100.5 million in 1998 and $158.9 million in 1999. Property acquisition and development expenditures increased approximately $143.7 million due to a higher level of projects under development in 1999. Investment in unconsolidated joint ventures increased approximately $1.5 million which further increased net cash used in investing activities. Non-operating distributions from unconsolidated joint ventures, which reduce net cash used in investing activities, decreased approximately $19.0 million. The decrease in non-operating distributions from unconsolidated joint ventures was mainly due to a decrease of distributions of approximately $21.6 million from Wildwood Associates. The decrease was partially offset by an increase of approximately $1.6 million of non-operating distributions from Cousins LORET. Other assets, net, decreased $4.1 million which further contributed to the increase in net cash used in investing activities. Net cash provided by sales activities increased $79.5 million mainly due to the June 1999 sale of the Company's 50% interest in Haywood Mall and to the February 1999 sale of Abbotts Bridge Station, which partially offset the increase in net cash used in investing activities. The increase in net cash provided by sales activities was partially offset by deferred income recognized, which increased approximately $3.6 million, as the net deferred gain from the Prudential transaction was amortized into income for the full year of 1999 (see
Note 5). Partially offsetting the increase in net cash used in investing activities was an increase in net cash received of $22.4 million from the formation of the Prudential venture as Prudential contributed its remaining amounts owed (see Notes 5 and 9). Net investment in notes receivable increased $7.9 million which also partially offset net cash used in investing activities.

     The increase in property acquisition and development expenditures of $113.6 million in 1998 was due to the Company having a higher level of projects under development in 1998. Investment in unconsolidated joint ventures increased by $25.8 million in 1998 due to the formation of several new ventures, which contributed to the increase in net cash used in investing activities. Net cash provided by sales activities decreased $18.3 million in 1998. The 1997 net cash provided by sales activities was due to the 1997 sales of Rivermont Station and Lovejoy Station. There were no such significant sales in 1998. Partially offsetting the 1998 increase in net cash used in investing activities was the net cash received of $103 million in the formation of the Prudential ventures. Additionally, non-operating distributions from unconsolidated joint ventures increased $7.9 million in 1998, primarily due to Wildwood Associates distributing $22.6 million to each partner from the proceeds of its $44 million financing of the 4200 Wildwood Parkway Building. In 1997, Wildwood Associates made non-operating distributions to the partners from the proceeds of the 3200 Wildwood Plaza and the 4100 and 4300 Wildwood Parkway Buildings financings, which totaled $12.5 million. An increase in the change in other assets of $2.6 million in 1998 also partially offset the increase in the net cash used in investing activities.

     Net cash provided by financing activities decreased from $28.7 million in 1997 to net cash used in financing activities of $20.9 million in 1998, and then increased to net cash provided by financing activities of $67.2 million in 1999. The increase in 1999 was mainly due to an increase of $108.4 million in net amounts drawn on the Company's credit facility. Common stock sold, net of expenses, increased $1.7 million which further contributed to the change to net cash provided by financing activities. Partially offsetting the increase in net cash provided by financing activities was an increase in dividends paid of $6.8 million. Dividends paid per share increased from $1.49 in 1998 to $1.68 in 1999 and the number of shares outstanding increased. The $5.0 million purchase of treasury stock in 1999 also partially offset the increase in net cash provided by financing activities. The Company completed one financing in 1998 as compared to none in 1999. Therefore, proceeds from other notes payable decreased $10.9 million which partially offset the increase in net cash provided by financing activities.

     The decrease in net cash used in financing activities in 1998 was mainly due to common stock sold, net of expenses, decreasing by $60.8 million in 1998. The Company sold 2,150,000 shares of stock which raised net proceeds of approximately $64.1 million in 1997. Further contributing to the decrease was $14.1 million less proceeds from other notes payable due to the Company completing one financing for $10.9 million in 1998, as compared to one financing for $25 million in 1997. Dividends paid increased $9.5 million due to an increase in dividends paid per share from $1.29 in 1997 to $1.49 in 1998 and an increase in the number of shares outstanding. Partially offsetting this increase was an increase in the net amount drawn on the Company's credit facility of approximately $34.9 million.

Effects of Inflation

     The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.

Year 2000

     The "Year 2000 issue" is the result of certain computer systems, software, electronic equipment or embedded chips (collectively known as "computer systems") being written using two digits rather than four to define the applicable year. Therefore, certain computer systems may not distinguish between a year that begins with a "20" rather than a "19." This could have resulted in system failures which could have disrupted operations. No significant delays in processing or interruption of business have occurred to date due to the start of the Year 2000.

     The Company assessed the impact of the Year 2000 issue on its business and operations and attempted to identify the areas which rely on computer systems and could have been potentially impacted, which mainly included the systems utilized in the operations of its real estate properties and in the processing of its accounting data.

     The Company completed an inventory of the material computer systems being utilized in its existing operating real estate properties which could have been adversely affected by the Year 2000 issue. Such systems included, but not limited to, building control systems, heating and air conditioning controls, elevator controls, fire alarms and security devices. Certain of these systems were replaced, upgraded or modified as deemed necessary, the cost of which was not material.

     The Company upgraded its accounting software to a version that its software vendor has represented to be Year 2000 compliant, as they define it. The hardware and operating system used to run the accounting software has been represented to be Year 2000 compliant. The Company has also assessed its non-financial computer systems, and replaced, upgraded or modified such systems as needed. The cost of the upgrades to the accounting software and non-financial computer systems was not material.

     The Company completed its survey of all material third party vendors to determine their Year 2000 compliance status and has received certificates, where possible, as to their compliancy. No estimates can be made as to any potential adverse impact resulting from the failure of any third party vendor or service provider to be Year 2000 compliant. To the extent the Year 2000 issue has a material adverse effect on the business operations or financial condition of third parties with which the Company has material relationships, such as vendors, suppliers, tenants and financial institutions, the Year 2000 issue could also have a material adverse effect on the Company's business, results of operations and financial condition. To date, there have been no significant issues or interruptions of business and, based upon an assessment of the current compliance by third parties, there appears to be no material business risk posed by any such non-compliance as a result of a vendor not being Year 2000 compliant.

     To date, the cost to analyze and prepare for the Year 2000 issue has not been material. The Company does not expect to incur any additional costs to address the Year 2000 issue. There can be no assurance that the Company will be able to identify and correct all aspects of the effect of the Year 2000 issue on the Company. However, the Company does not currently expect the Year 2000 issue will have a material impact on the Company's business, operations or financial condition.

Quantitative and Qualitative Disclosure about Market Risk

     The Company has one mortgage note payable which has a floating interest rate. The Company mitigates this exposure through the use of an interest rate swap which effectively fixes the interest rate on this debt. This mortgage note payable is included in the fixed rate category for purposes of the following table. The variable rate debt is from the Company's credit facility, which is drawn on as needed and was renewed and modified on August 27, 1999 (see Note 4), a construction loan at an unconsolidated joint venture, Charlotte Gateway Village, LLC, and from a variable rate municipal bond indenture, which is included with "other miscellaneous notes" in the debt outstanding table in Note
4. Since these rates are floating, the Company is exposed to the impact of interest rate changes. None of the Company's notes receivable have variable interest rates. The Company does not enter into contracts for trading purposes and does not use leveraged instruments. The following table summarizes the Company's market risk associated with notes payable and notes receivable as of December 31, 1999. The information presented below should be read in conjunction with Notes 3 and 4. The table presents principal cash flows and related weighted average interest rates by expected year of maturity. Variable rate represents the floating interest rate calculated at December 31, 1999. For the interest rate swap, the table presents the notional amount and related interest rate by year of maturity.




                                                            Expected Year of Maturity
                                ---------------------------------------------------------------------------------
                                                                                                           Fair
                                  2000      2001      2002       2003      2004   Thereafter    Total      Value
                                ---------------------------------------------------------------------------------
                                                                  ($ in thousands)
Notes Payable (including
   share of unconsolidated
   joint ventures):
     Fixed Rate                 $28,833   $16,667   $  9,692   $10,015   $10,885   $295,574   $371,666   $357,256
     Average Interest Rate        6.76%     7.65%      7.35%     7.34%     7.34%      7.48%      7.42%         --

     Variable Rate              $   175   $    --   $159,155   $    --   $    --   $     --   $159,330   $159,330
     Average Interest Rate        5.52%        --      6.71%        --        --         --      6.71%         --

Interest Rate Swaps:
     Notional Amount            $19,275   $    --   $     --   $    --   $    --   $     --   $ 19,275   $     86
     Average Interest Rate        6.53%        --         --        --        --         --       6.53%        --

Notes Receivable:
     Fixed Rate                 $ 2,630   $ 1,442   $  1,173   $23,039   $    --   $     --   $ 28,284   $ 35,150
     Average Interest Rate        7.88%     9.41%      9.00%    10.00%        --         --      9.73%         --




Cousins Properties Incorporated and Consolidated Entities

MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
     The high and low  sales  prices  for the  Company's  common  stock and cash dividends declared per share were as follows:

                                             1999 Quarters                                        1998 Quarters
                              --------------------------------------------        ---------------------------------------------
                                First      Second       Third       Fourth         First       Second       Third       Fourth
                              --------    ---------    -------    --------        --------    ---------    --------    --------
High                          $32-5/16    $36-1/2      $38-1/4     $35-1/2        $30-7/8     $31-3/4      $32-3/16    $32-9/16
Low                            28-7/8      28-15/16     33-1/2      30-5/8         28-3/16     28-11/16     26          24-5/16
Dividends Declared                . 41          .41        .41         .45             .36          .36         .36         .41
Payment Date                   2/23/99      5/28/99    8/26/99    12/22/99         2/23/98      5/29/98     8/26/98    12/22/98

     The Company's  stock trades on the New York Stock  Exchange  (ticker symbol
CUZ). At December 31, 1999, there were 1,564 stockholders of record.

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

     Differences Between Net Income and Cash Dividends Declared - Cousins' current intention is to distribute 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:

     a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of consolidated non-REIT entities that pay corporate income taxes) and Cousins' taxable income. The differences are enumerated in Note 7 of "Notes to Consolidated Financial Statements."

     b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in
Note 6 of "Notes to Consolidated Financial Statements."

     Capital Gains Dividends - In some years, as it did in 1999, 1998 and 1997, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of "Notes to Consolidated Financial Statements"). For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately on Schedule D of IRS Form 1040 as a capital gain.

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



Cousins Properties Incorporated and Consolidated Entities

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Selected  quarterly  information for the two years ended December 31, 1999 ($ in thousands, except per share amounts):

                                                                                             Quarters
                                                                                ----------------------------------------
                                                                                 First     Second      Third     Fourth
                                                                                -------    -------    -------    -------
1999:
Revenues                                                                        $18,684    $23,087    $26,437    $29,616
Income from unconsolidated joint ventures                                         4,107      5,392      4,647      5,491
Gain on sale of investment properties, net of applicable income
  tax provision                                                                   5,508     51,198      1,029      1,032
Net income                                                                       15,002     63,566     12,887     12,627
Basic net income per share                                                          .47       1.98       .40         .39
Diluted net income per share                                                        .46       1.94       .39         .39

1998:
Revenues                                                                        $23,854  $  24,214  $  27,663  $  22,580
Income from unconsolidated joint ventures                                         4,581      4,547      4,406      4,889
Gain on sale of investment properties, net of applicable income
  tax provision                                                                     771        886         --      2,287
Net income                                                                       11,294     11,777     10,737     11,491
Basic net income per share                                                          .36        .37       .34         .36
Diluted net income per share                                                        .35        .37       .33         .36




INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP

COUNSEL

King & Spalding
Troutman Sanders

TRANSFER AGENT AND REGISTRAR

First Union National Bank
Corporate Trust Operations

Shareholder Services Administration
1525 West W.T. Harris Blvd., Building 3C3
Charlotte, North Carolina    28262-1153
Telephone Number:        1-800-829-8432
FAX Number:              1-704-590-7618





DIVIDEND REINVESTMENT PLAN

The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Dividend Reinvestment Plan with purchases at 95% of current market value. A copy of the Plan prospectus and an enrollment card may also be obtained by calling or writing to the Company.

FORM 10-K AVAILABLE

The Company's annual report on Form 10-K and interim reports on Form 10-Q are filed with the Securities and Exchange Commission. Copies are available without exhibits free of charge to any person who is a record or beneficial owner of common stock upon written request to the Company at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683. These items are also posted on the Company's website at www.cousinsproperties.com.

INVESTOR RELATIONS CONTACT

Carl Y. Dickson, Director of Investor Relations

Cousins Properties Incorporated and Consolidated Entities


DIRECTORS

T. G. Cousins
Chairman of the Board and
   Chief Executive Officer

Richard W. Courts, II
Chairman
Atlantic Investment Company

Lillian C. Giornelli
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

Terence C. Golden
President, Chief Executive Officer
   and Director
Host Marriott Corporation

Boone A. Knox
Chairman
Regions Bank of Central Georgia

William Porter Payne
Vice Chairman and Director
PTEK Holdings, Inc.

Richard E. Salomon
Managing Director
Spears, Benzak, Salomon & Farrell
---------------------------------
Henry C. Goodrich
Director Emeritus
---------------------------------
CORPORATE
T. G. Cousins
Chairman of the Board and
   Chief Executive Officer

Daniel M. DuPree
President and Chief Operating
   Officer

Kelly H. Barrett
Senior Vice President - Finance

George J. Berry
Senior Vice President

Tom G. Charlesworth
Senior Vice President,
   General Counsel and Secretary

Dan G. Arnold
Vice President - Director
   Information Systems

Patricia A. Isaacs
Vice President and Controller

Kristin R. Myers
Vice President and Director of Tax

Mark A. Russell
Vice President and
   Senior Financial Analyst

Lisa R. Simmons
Director of Corporate
   Communications

OFFICE DIVISION
Craig B. Jones
President

John L. Murphy
Senior Vice President

W. Henry Atkins
Senior Vice President - Charlotte

Jack A. LaHue
Senior Vice President - Asset
   Management

Dara J. Nicholson
Senior Vice President - Office Property
   Management

C. David Atkins
Vice President - Charlotte

Alexander H. Chambers
Vice President

John S. Durham
Vice President - Leasing

Walter L. Fish
Vice President - Leasing

Ronald C. Sturgis
Vice President - Office Property
   Management

MEDICAL OFFICE DIVISION
(Cousins/Richmond)
Lea Richmond III
President

John S. McColl
Senior Vice President

S. Rox Green
Vice President - Asset Management

Thomas H. Kirbo
Vice President - Leasing

Michael J. Lant
Vice President - Development

RETAIL DIVISION
Joel T. Murphy
President

John D. Hopkins
Senior Vice President - Western Region

Craig N. Kaser
Senior Vice President - Leasing

Thomas D. Lenny
Senior Vice President - Western Region

Robert A. Manarino
Senior Vice President - Western Region

Robert S. Wordes
 Senior Vice President - Asset
   Management

William I. Bassett
Vice President - Development

Michael I. Cohn
Vice President - Development

Keven D. Doherty
Vice President - Development
   Western Region

Terry M. Hampel
Vice President - Asset
   Management

Michael J. Quinley
Vice President - Development

DEVELOPMENT AND
CONSTRUCTION DIVISION
W. James Overton
Senior Vice President - Development

James D. Dean
Vice President - Development

James F. George
Vice President - Development

John N. Goff
Vice President - Development

Lloyd P. Thompson, Jr.
Vice President - Development

LAND DIVISION*
(Cousins Neighborhoods)
Bruce E. Smith
President

Craig A. Lacey
Vice President - Development

COUSINS STONE LP**
R. Dary Stone
 President

 * Officers of Cousins Real Estate Corporation only.

** Officer of CREC II Inc. subsidiary only.