Form 10-K, Exhibit 13
period 2000-12-31
COUSINS PROPERTIES INC
filed 2001-03-27
CIK 25232

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

     Commencing with the second quarter of 2000, to reflect the Company's adherence to the NAREIT definition of FFO and to be consistent with industry practice, the Company included gain on sale of undepreciated investment properties in its FFO. Results for 1999 and 1998 have been restated to reflect this change.

     On October 2, 2000, a 3-for-2 stock split effected in the form of a 50% stock dividend was awarded to stockholders of record on September 15, 2000. All prior period shares outstanding and per share amounts have been restated for the effect of the stock dividend.



-------------------------------------------------------------------------------------------------------------------
                                                                                     ($ in thousands, except
                                                                                        per share amounts)
                                                                                     Years Ended December 31,
                                                                                  ------------------------------
                                                                                  2000        1999          1998
                                                                                  ----        ----          ----

           Income before gain on sale of investment properties
              and cumulative effect of change in accounting principle           $50,672     $45,315       $41,355
           Cumulative effect of change in accounting principle                     (566)         --            --
           Depreciation and amortization                                         47,295      36,737        28,910
           Amortization of deferred financing costs and
              depreciation of furniture, fixtures and equipment                  (1,030)       (758)         (524)
           Elimination of the recognition of rental revenues on
              a straight-line basis                                              (1,629)       (142)        1,119
           Adjustment to reflect stock appreciation right
              expense on a cash basis                                               (68)       (101)           (8)
           Gain on sale of undepreciated investment properties                      564         222         3,421
                                                                                ---------------------------------
           Consolidated Funds From Operations                                   $95,238     $81,273       $74,273
                                                                                =================================
           Weighted Average Shares                                               48,632      48,138        47,403
                                                                                =================================
           Consolidated Funds From Operations Per Share - Basic                 $  1.96     $  1.69       $  1.57
                                                                                =================================
           Adjusted Weighted Average Shares                                      49,731      49,031        48,060
                                                                                =================================
           Consolidated Funds From Operations Per Share - Diluted               $  1.92     $  1.66       $  1.55
                                                                                =================================




--------------------------------------------------------------------------------



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)
                                                               December 31,
                                                          ---------------------
                                                             2000       1999
                                                          ----------  --------
ASSETS
------

PROPERTIES (Notes 4 and 8):
   Operating properties, net of accumulated
     depreciation of $70,032 in 2000 and $35,929
     in 1999                                              $  772,359  $365,976
   Land held for investment or future development             15,218    14,126
   Projects under construction                                93,870   348,065
   Residential lots under development                          3,001     4,687
                                                          --------------------
     Total properties                                        884,448   732,854

CASH AND CASH EQUIVALENTS, at cost, which
   approximates market                                         1,696     1,473

NOTES AND OTHER RECEIVABLES (Note 3)                          40,640    37,303

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
   (Notes 4 and 5)                                           175,471   151,737

OTHER ASSETS                                                  13,497     9,558
                                                          --------------------
       TOTAL ASSETS                                       $1,115,752  $932,925
                                                          ====================
LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------

NOTES PAYABLE (Note 4)                                    $  485,085  $312,257

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                      31,185    34,820

DEPOSITS AND DEFERRED INCOME                                   2,538       861
                                                          --------------------
       TOTAL LIABILITIES                                     518,808   347,938
                                                          --------------------
DEFERRED GAIN (Note 5)                                       111,858   115,576

MINORITY INTERESTS                                            30,619    31,689

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
   Common stock, $1 par value; authorized
     150,000,000 shares, issued 49,364,477
     in 2000 and 48,415,403 in 1999                           49,364    48,415
   Additional paid-in capital                                259,659   240,901
   Treasury stock at cost, 153,600 shares in 2000
     and 1999                                                 (4,990)   (4,990)
   Unearned compensation                                      (4,690)       --
   Cumulative undistributed net income                       155,124   153,396
                                                          --------------------
       TOTAL STOCKHOLDERS' INVESTMENT                        454,467   437,722
                                                          --------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT     $1,115,752  $932,925
                                                          ====================

The accompanying notes are an integral part of these consolidated balance sheets.



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------
($ in thousands, except per share amounts)
                                                    Years Ended December 31,
                                                 -----------------------------
                                                   2000       1999       1998
                                                 --------   --------   -------
REVENUES:
   Rental property revenues (Note 10)            $113,986   $ 62,480   $67,726
   Development income                               4,251      6,165     3,007
   Management fees                                  4,841      4,743     3,761
   Leasing and other fees                           1,608      2,991     2,810
   Residential lot and outparcel sales             13,951     17,857    16,732
   Interest and other                               5,995      3,588     4,275
                                                 -----------------------------
                                                  144,632     97,824    98,311
                                                 -----------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES
   (Note 5)                                        19,452     19,637    18,423

COSTS AND EXPENSES:
   Rental property operating expenses              33,416     19,087    17,702
   General and administrative expenses             18,452     14,961    13,087
   Depreciation and amortization                   32,784     16,859    15,173
   Stock appreciation right expense (Note 6)          468        108       330
   Residential lot and outparcel cost of sales     11,684     14,897    15,514
   Interest expense (Note 4)                       13,596        600    11,558
   Property taxes on undeveloped land                  40        811       900
   Other                                            4,086      2,381     1,263
                                                 -----------------------------
                                                  114,526     69,704    75,527
                                                 -----------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAXES,
   GAIN ON SALE OF INVESTMENT PROPERTIES AND
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE                                       49,558     47,757    41,207

(BENEFIT) PROVISION FOR INCOME TAXES FROM
   OPERATIONS                                      (1,114)     2,442      (148)
                                                 -----------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT
   PROPERTIES AND CUMULATIVE EFFECT OF
   CHANGE IN ACCOUNTING PRINCIPLE                  50,672     45,315    41,355
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION                 11,937     58,767     3,944
                                                 -----------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE                            62,609    104,082    45,299
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE (Note 1)                                (566)        --        --
                                                 -----------------------------
NET INCOME                                       $ 62,043   $104,082   $45,299
                                                 =============================
BASIC NET INCOME PER SHARE:
   Income before cumulative effect of change
     in accounting principle                     $   1.29   $   2.16   $   .96
   Cumulative effect of change in accounting
     principle                                      (0.01)        --        --
                                                 -----------------------------
   Basic net income per share                    $   1.28   $   2.16   $   .96
                                                 =============================
DILUTED NET INCOME PER SHARE:
   Income before cumulative effect of change
     in accounting principle                     $   1.26   $   2.12   $   .94
   Cumulative effect of change in accounting
     principle                                      (0.01)        --        --
                                                 -----------------------------
   Diluted net income per share                  $   1.25   $   2.12   $   .94
                                                 =============================
CASH DIVIDENDS DECLARED PER SHARE (Note 6)       $   1.24   $   1.12   $   .99
                                                 =============================
WEIGHTED AVERAGE SHARES                            48,632     48,138    47,403
                                                 =============================
ADJUSTED WEIGHTED AVERAGE SHARES                   49,731     49,031    48,060
                                                 =============================

The accompanying notes are an integral part of these consolidated statements.




Cousins Properties Incorporated and Consolidated Entities

-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

Years Ended December 31, 2000, 1999 and 1998
($ in thousands)
                                                     Additional                                    Cumulative
                                         Common        Paid-In      Treasury         Unearned     Undistributed
                                          Stock        Capital        Stock        Compensation    Net Income       Total
                                         -------     ----------     --------       ------------   -------------   --------
BALANCE, December 31, 1997               $47,131      $218,578      $    --          $    --        $104,965      $370,674

   Net income, 1998                           --            --           --               --          45,299        45,299
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                    65           484           --               --              --           549
     Dividend reinvestment plan              558         9,849           --               --              --        10,407
   Dividends declared                         --            --           --               --         (47,064)      (47,064)
                                         ---------------------------------------------------------------------------------
BALANCE, December 31, 1998                47,754       228,911           --               --         103,200       379,865

   Net income, 1999                           --            --           --               --         104,082       104,082
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                   117         1,230           --               --              --         1,347
     Dividend reinvestment plan              544        10,760           --               --              --        11,304
   Dividends declared                         --            --           --               --         (53,886)      (53,886)
   Purchase of treasury stock                 --            --       (4,990)              --              --        (4,990)
                                         ---------------------------------------------------------------------------------
BALANCE, December 31, 1999                48,415       240,901       (4,990)              --         153,396       437,722

   Net income, 2000                           --            --           --               --          62,043        62,043
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                   195         3,491           --               --              --         3,686
     Dividend reinvestment plan              489         8,672           --               --              --         9,161
     Stock grant                             265         6,595           --           (4,690)             --         2,170
   Dividends declared                         --            --           --               --         (60,315)      (60,315)
                                         ---------------------------------------------------------------------------------
BALANCE, December 31, 2000               $49,364      $259,659      $(4,990)         $(4,690)       $155,124      $454,467
                                         =================================================================================





The accompanying notes are an integral part of these consolidated statements.



Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 9)
-------------------------------------------------------------------------------------------------------------------
($ in thousands)
                                                                                        Years Ended December 31,
                                                                                    -------------------------------
                                                                                       2000       1999       1998
                                                                                    ---------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before gain on sale of investment properties and cumulative
     effect of change in accounting principle                                        $ 50,672   $ 45,315   $ 41,355
   Adjustments to reconcile income before gain on sale of investment properties and cumulative  effect of change in accounting  principle to net cash provided by operating activities:

       Depreciation and amortization, net of minority interest's share                 31,522     16,658     15,173
       Stock appreciation right expense                                                   468        108        330
       Cash charges to expense accrual for stock appreciation rights                     (536)      (209)      (338)
       Effect of recognizing rental revenues on a straight-line basis                  (2,111)    (1,064)      (347)
       Income from unconsolidated joint ventures                                      (19,452)   (19,637)   (18,423)
       Operating distributions from unconsolidated joint ventures                      32,538     36,051     23,612
       Residential lot and outparcel cost of sales                                     10,576     13,802     14,759
       Changes in other operating assets and liabilities:
         Change in other receivables                                                   (2,783)    (1,903)    (1,986)
         Change in accounts payable and accrued liabilities                             2,692      2,706     15,939
                                                                                     ------------------------------
Net cash provided by operating activities                                             103,586     91,827     90,074
                                                                                     ------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Gain on sale of investment properties, net of applicable income tax provision       11,937     58,767      3,944
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                                   17,510     29,576      1,264
       Deferred income recognized                                                      (4,112)    (4,123)      (536)
   Property acquisition and development expenditures                                 (215,958)  (337,961)  (194,253)
   Non-operating distributions from unconsolidated joint ventures                          --      3,635     22,617
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                                (36,820)   (36,195)   (34,712)
   Investment in notes receivable                                                      (1,214)    (1,191)   (33,345)
   Collection of notes receivable                                                       2,742      6,258     30,528
   Change in other assets, net                                                         (4,978)    (3,112)       976
   Net cash received in formation of venture                                               --    125,469    103,025
                                                                                     ------------------------------
Net cash used in investing activities                                                (230,893)  (158,877)  (100,492)
                                                                                     ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Repayment of credit facility                                                      (287,711)  (253,023)  (231,115)
   Proceeds from credit facility                                                      331,356    372,554    242,235
   Common stock sold, net of expenses                                                  15,017     12,651     10,956
   Purchase of treasury stock                                                              --     (4,990)        --
   Dividends paid                                                                     (60,315)   (53,886)   (47,064)
   Proceeds from other notes payable                                                  154,500         --     10,870
   Repayment of other notes payable                                                   (25,317)    (6,132)    (6,809)
Net cash provided by (used in) financing activities                                   127,530     67,174    (20,927)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      223        124    (31,345)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                          1,473      1,349     32,694
                                                                                     ------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $  1,696   $  1,473   $  1,349
                                                                                     ==============================


The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 2000, 1999 and 1998

1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:

     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins"), its majority owned partnerships and wholly owned subsidiaries, Cousins Real Estate Corporation ("CREC") and its subsidiaries and CREC II Inc. ("CREC II") and its subsidiaries. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority owned and/or non-controlled joint ventures are recorded using the equity method of accounting. Information regarding the non-majority owned and/or non-controlled joint ventures is included in Note 5.

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

     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. These fees totaled $3,048,000, $4,676,000 and $3,104,000 in 2000, 1999 and 1998, respectively. Management fees received from consolidated entities are shown as a reduction in rental property operating expenses. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized.

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

     Rental Property Revenues:

     In accordance with Statement of Financial Accounting Standard ("SFAS") No. 13, income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) is recognized on a straight-line basis.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

     Derivative Instruments and Hedging Activities:

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities at fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company early adopted SFAS No. 133 effective October 1, 2000. The effect of adoption of SFAS No. 133 was an expense in the amount of approximately $566,000, which was recorded as a Cumulative Effect of Change in Accounting Principle in the accompanying Consolidated Statements of Income. SFAS No. 133 only affects the Company as it relates to its ownership of warrants to purchase common stock in other companies, which under SFAS No. 133 are considered derivatives and must be marked-to-market each period.

     Reclassifications:

     Certain 1999 amounts have been reclassified to conform with the 2000 presentation.

2.   CREC AND CREC II

     CREC conducts certain development and leasing activities for real estate projects. CREC also manages a joint venture property in which it has an ownership interest. At December 31, 2000, 1999, and 1998, Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's non-voting common stock, which is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins, owns 100% of the voting common stock of CREC, which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($10,251,000 in aggregate) exceeds CREC's $5,757,666 of equity.

     CREC II owns the Company's investment in Cousins Stone LP (see Note 5). Cousins owns 100% of CREC II's $835,000 par value, 10% cumulative preferred stock and 100% of CREC II's non-voting common stock, which is entitled to 95% of any dividends of CREC II after preferred dividend requirements. Mr. Cousins owns 100% of the voting common stock of CREC II, which voting common stock is entitled to 5% of any dividends of CREC II after preferred dividend requirements. CREC II is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC II has paid no common dividends to date and as of December 31, 2000, undistributed cumulative preferred dividends were $83,500. Minority interest expense has been recognized for Mr. Cousins' ownership.


--------------------------------------------------------------------------------
3.   NOTES AND OTHER RECEIVABLES

     At December 31, 2000 and 1999, notes and other receivables included the following ($ in thousands):

                                                                2000      1999
                                                              -------   -------
        650 Massachusetts Avenue Mortgage Notes               $24,236   $24,332
        Daniel Realty Company Note Receivable                   1,808     2,610
        Miscellaneous Notes                                       690     1,342
        Cumulative rental revenue recognized on a straight-
          line basis in excess of revenue accrued in
          accordance with lease terms (see Note 1)              5,495     2,135
        Other Receivables                                       8,411     6,884
                                                              -----------------
        Total Notes and Other Receivables                     $40,640   $37,303
                                                              =================


--------------------------------------------------------------------------------

     650 Massachusetts Avenue Mortgage Notes - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million (a $32 million and a $5 million note) at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $28.2 million. The notes require minimum monthly payments totaling $2,818,000 annually, which are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income. Amounts in excess of the minimum required payments ($750,000 and $721,000 in 2000 and 1999, respectively) are treated as a reduction of principal. Due to the $5 million note having been substantially repaid (with the remaining $543,000 estimated to be repaid in full in April
2001), the Company's note balance as of December 31, 2000 was approximately $23.6 million, substantially lower than the balance of the $32 million note estimated to be approximately $27.6 million upon maturity. After the $5 million note is repaid in full as anticipated in April 2001, the carrying value of the $32 million note will be $23.0 million, creating a difference of $4.6 million between the Company's carrying value and the amount due under the note. As a result, beginning in the third quarter of 2000 and continuing until the notes mature December 31, 2003, the Company is amortizing this difference, which equals $327,000 per quarter, as additional interest income.

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

     Fair Value - The estimated fair value of the Company's $26.7 million and $28.3 million of notes receivable at December 31, 2000 and 1999, respectively, was $32.9 million and $35.2 million, respectively, calculated by discounting future cash flows from the notes receivable at estimated rates at which similar loans would be made currently.



-------------------------------------------------------------------------------------------------------------------


4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 2000 and 1999, notes payable included the following ($ in thousands):

                                                  December 31, 2000                        December 31, 1999
                                         ----------------------------------       ------------------------------------
                                                      Share of                                 Share of
                                                   Unconsolidated                           Unconsolidated
                                         Company   Joint Ventures    Total        Company   Joint Ventures      Total
                                         -------   --------------  --------       -------   --------------    --------

   Floating Rate Line of Credit
     and Construction Loan              $174,296      $ 70,309     $244,605       $130,651     $ 28,504       $159,155

   Other Debt (primarily non-recourse
     fixed rate mortgages)               310,789       185,983      496,772        181,606      190,235        371,841
                                        ------------------------------------------------------------------------------
                                        $485,085      $256,292     $741,377       $312,257     $218,739       $530,996
                                        ==============================================================================














The following table summarizes the terms of the debt outstanding at December 31, 2000 ($ in thousands):

                                                                                   Term/
                                                                                Amortization                  Balance at
                                                                                   Period        Final       December 31,
             Description                                       Rate               (Years)       Maturity        2000
             -----------                                       ----             ------------    --------     ------------
Company Debt:
------------
   Credit facility (a maximum of $225 million
     through 6/30/01 and $150 million through             Floating based
     8/27/02), unsecured                                     on LIBOR              3/N/A        8/27/02       $174,296
   Note secured by Company's interest in
     CSC Associates, L.P.                                     6.677%               15/20        2/15/11         68,789
   Perimeter Expo mortgage note                                8.04%               10/30        8/15/05         20,361
   101 Independence Center mortgage note                       8.22%               11/25        12/1/07         46,727
   Lakeshore Park Plaza mortgage note                          6.78%               10/30        11/1/08         10,498
   Northside/Alpharetta I mortgage note                        7.70%               8/28          1/1/06         10,247
   101 Second Street mortgage note                             8.33%               10/30        4/27/10         89,597
   The Avenue East Cobb mortgage note                          8.39%               10/30        8/01/10         38,902
   Meridian Mark Plaza mortgage note                           8.27%               10/28       10/01/10         25,441
   Other miscellaneous notes                                  Various             Various       Various            227
                                                                                                              --------
                                                                                                               485,085
                                                                                                              --------

Share of Unconsolidated Joint Venture Debt:
-------------------------------------------
   Wildwood Associates:
     2300 Windy Ridge Parkway mortgage note                    7.56%              10/25        12/01/05         31,579
     2500 Windy Ridge Parkway mortgage note                    7.45%              10/20        12/15/05         11,289
     3200 Windy Hill Road mortgage note                        8.23%              10/28          1/1/07         33,517
     4100/4300 Wildwood Parkway mortgage note                  7.65%              15/25          4/1/12         14,136
     4200 Wildwood Parkway mortgage note                       6.78%              15.75/18      3/31/14         21,394
   Cousins LORET Venture, L.L.C.:
     Two Live Oak Center mortgage note                         7.90%              10/30        12/31/09         14,597
     The Pinnacle mortgage note                                7.11%              12/30        12/31/09         34,652
   CP Venture Two LLC:
     North Point MarketCenter mortgage note                    8.50%              10/25         7/15/05          3,175
     100/200 North Point Center East mortgage note             7.86%              10/25          8/1/07          2,734
   Ten Peachtree Place Associates mortgage note                8.00%              10/18        11/30/01          8,197
   CC-JM II Associates mortgage note                           7.00%              17/17          4/1/13         10,713
   Charlotte Gateway Village, LLC construction loan        LIBOR + .50%           3/N/A          1/2/02         70,309
                                                                                                              --------
                                                                                                               256,292
                                                                                                              --------
                                                                                                              $741,377
                                                                                                              ========

----------------------------------------------------------------------------------------------------------------------

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

     In December 2000, the credit facility was temporarily increased from $150 million to $225 million, which temporary increase expires June 30, 2001. The credit facility is unsecured and bears an interest rate equal to the London Interbank Offering Rate ("LIBOR") plus a spread which is based on the ratio of total debt to total assets according to the following table:

         Ratio of Total Debt
           To Total Assets          Basis Points
         -------------------        ------------
           <=35%                         90
           >35% <= 45%                  100
           >45% <= 50%                  110
           >50% <= 55%                  125

     In April 2000, the Company completed the $90 million financing of 101 Second Street. This non-recourse mortgage note payable has an interest rate of 8.33% and a maturity of April 27, 2010. In July 2000, the Company completed the $39 million financing of The Avenue East Cobb. This non-recourse mortgage note payable has an interest rate of 8.39% and a maturity of August 1, 2010. In August 2000, the Company completed the $25.5 million financing of Meridian Mark Plaza. This non-recourse mortgage note payable has an interest rate of 8.27% and a maturity of October 1, 2010.

     In October 2000, the Company repaid in full upon its maturity the note payable to First Union National Bank that was secured by the Company's interest in the 650 Massachusetts Avenue mortgage notes (see Note 3).

     The Wildwood Associates 2300 Windy Ridge Parkway, 3200 Windy Hill Road, 4100/4300 Wildwood Parkway and 4200 Wildwood Parkway mortgage notes and the
CC-JM II Associates mortgage note provide for additional amortization in the later years of the notes (over that required by the amortization periods disclosed in the table) concurrent with scheduled rent increases.

     At December 31, 2000, the Company had outstanding letters of credit totaling $12,386,000, and assets, including the Company's share of joint venture assets, with carrying values of $642,860,000 were pledged as security on the debt of the Company and its share of unconsolidated joint venture debt. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.

     As of December 31, 2000, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was 9 years.



--------------------------------------------------------------------------------
     The  aggregate   maturities  of  the  indebtedness  at  December  31,  2000 summarized above are as follows ($ in thousands):

                                                     Share of
                                                  Unconsolidated
                                      Company     Joint Ventures       Total
                                     --------     --------------     --------
         2001                        $ 29,890        $ 12,369        $ 42,259
         2002                         156,013          75,396         231,409
         2003                           6,467           5,078          11,545
         2004                           6,953           5,594          12,547
         2005                          35,500          43,089          78,589
         Thereafter                   250,262         114,766         365,028
                                     ----------------------------------------
                                     $485,085        $256,292        $741,377
                                     ========================================

     For each of the years ended December 31, 2000, 1999 and 1998, interest expense was recorded as follows ($ in thousands):

                                                     Share of Unconsolidated
                          Company                        Joint Ventures                          Total
              -------------------------------    -------------------------------    -------------------------------
Year          Expensed   Capitalized   Total     Expensed   Capitalized   Total     Expensed   Capitalized   Total
----          --------   -----------  -------    --------   -----------  -------    --------   -----------  -------
2000          $13,596      $15,285    $28,881    $14,819      $3,545     $18,364    $28,415      $18,830    $47,245
1999              600       16,155     16,755     14,473       1,513      15,986     15,073       17,668     32,741
1998           11,558        7,470     19,028      9,902       2,173      12,075     21,460        9,643     31,103
-------------------------------------------------------------------------------------------------------------------

     The Company has future lease commitments under land leases aggregating $47.6 million over an average remaining term of 59 years. The Company has entered into construction and design contracts for real estate projects, of which approximately $187 million remains committed at December 31, 2000. At December 31, 2000 and 1999, the estimated fair value of the Company's notes payable, including its share of unconsolidated joint ventures, was $749 million and $517 million, respectively.




5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The  following   information   summarizes   financial  data  and  principal
activities of  unconsolidated  joint ventures in which the Company had ownership interests ($ in thousands).  Audited  financial  statements for CSC  Associates,
L.P. are included in the Company's Annual Report on Form 10-K for the year ended
December 31, 2000.

                                                                                                        Company's
                                         Total Assets           Total Debt         Total Equity         Investment
                                    ----------------------  ------------------  ------------------  -------------------
                                       2000        1999       2000      1999      2000      1999      2000       1999
                                    ----------  ----------  --------  --------  --------  --------  --------   --------


SUMMARY OF FINANCIAL POSITION:
Wildwood Associates                 $  236,312  $  247,834  $223,829  $229,182  $  4,780  $  9,092  $(39,081)  $(36,913)
CSC Associates, L.P.                   179,094     186,638        --        --   177,083   183,685    90,959     94,347
Charlotte Gateway Village, LLC         173,897      86,933   140,618    57,008     5,045     6,400    21,489     21,221
Cousins LORET Venture, L.L.C.          126,736     134,732    98,498    99,492    26,163    32,730    12,932     16,222
285 Venture, LLC                        59,791      34,254        --        --    57,201    32,448    30,693     16,888
CC-JM II Associates                     24,929      26,779    21,426    22,308     3,140     3,758     2,129      2,215
CPI/FSP I, L.P.                         20,741          --        --        --    20,741        --    10,592         --
Ten Peachtree Place Associates          18,525      19,077    16,393    17,456     1,968     1,375       255        175
Temco Associates                        16,797      13,854        --        --    16,576    12,975     8,207      6,600
Cousins Stone LP                        14,322      14,733        --        --    12,982    14,562    11,093      7,131
Brad Cous Golf Venture, Ltd.            11,409      10,661        --        --    11,216    10,514     5,608      5,257
Crawford Long - CPI, LLC                 7,754         680        --        --     7,594       585     3,894        288
CP Venture LLC                              --          --        --        --        --        --    14,801     16,259
CP Venture Two LLC                     248,861     263,450    51,388    52,313   195,140   208,130     1,951      2,090
Other                                       --          42        --        --        --       649       (51)       (43)
                                    ----------------------  ------------------  ------------------  -------------------
                                    $1,139,168  $1,039,667  $552,152  $477,759  $539,629  $516,903  $175,471   $151,737
                                    ======================  ==================  ==================  ===================


                                                                                               Company's Share
                                        Total Revenues                 Net Income               of Net Income
                                 ----------------------------  -------------------------  -------------------------
                                   2000      1999      1998      2000     1999     1998     2000     1999     1998
                                 --------  --------  --------  -------  -------  -------  -------  -------  -------

SUMMARY OF OPERATIONS:
Wildwood Associates              $ 50,918  $ 48,019  $ 42,284  $ 7,688  $ 4,906  $ 4,156  $ 3,844  $ 2,453  $ 1,968
CSC Associates, L.P.               39,339    38,585    36,956   21,378   20,955   20,194   10,613   10,402   10,021
Charlotte Gateway Village LLC       2,841        --        --     (593)      --       --      762       --       --
Cousins LORET Venture, L.L.C.      20,717    16,673     6,810     (767)     106    1,747     (384)      53      672
285 Venture, LLC                    3,434        --        --    1,684       --       --      831       --       --
CC-JM II Associates                 4,356     4,161     4,070      786      420      469      381      248      213
Ten Peachtree Place Associates      4,438     4,356     4,396      959      872      803      279      271      261
Temco Associates                   10,023     7,087       361    2,708    2,540      194      678    1,270       97
Cousins Stone LP                   10,076     5,071        --    3,161    2,562       --    1,649    1,892       --
Brad Cous Golf Venture, Ltd.          853       779        --       61      168       --       31       84       --
Haywood Mall                           --     8,730    17,049       --    4,910    9,465       71    2,433    4,614
CP Venture LLC                         --        --        --       --       --       --      611       82      280
CP Venture Two LLC                 34,046    33,856     4,384    5,815      893      335       58        9        4
Other                                  55     1,124       813       55      878      589       28      440      293
                                 ----------------------------  -------------------------  -------------------------
                                 $181,096  $168,441  $117,123  $42,935  $39,210  $37,952  $19,452  $19,637  $18,423
                                 ============================  =========================  =========================









                                                                                 Company's Share Of
                                                              ---------------------------------------------------------
                                      Cash Flows From               Cash Flows From                  Operating
                                   Operating Activities          Operating Activities           Cash Distributions
                                ---------------------------   ---------------------------   ---------------------------
                                  2000      1999      1998      2000      1999      1998      2000      1999      1998
                                -------   -------   -------   -------   -------   -------   -------   -------   -------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates             $18,430   $14,952   $16,665   $ 9,215   $ 7,476   $ 8,333   $ 6,000   $ 1,000   $ 4,600
CSC Associates, L.P.             28,410    28,521    28,907    14,205    14,260    14,454    13,990    13,740    11,850
Charlotte Gateway Village, LLC    1,524        --        --       762        --        --       731        --        --
Cousins LORET Venture, L.L.C.     6,830     5,442     3,968     3,415     2,721     1,984     2,900     7,240       703
285 Venture, LLC                  1,840        --        --       920        --        --     1,044        --        --
CC-JM II Associates               1,826     1,666     1,551       913       833       775       468       693       324
Ten Peachtree Place Associates    1,113     1,027     1,358       367       354       343       200       200       200
Temco Associates                  1,356     2,540       194       678     1,270        97     1,800        --        --
Cousins Stone LP                    265     1,631        --     2,426        --        --     3,140        --        --
Brad Cous Golf Venture, Ltd.        454       362        --       227       181        --        --        50        --
Haywood Mall                         --     6,158    11,571        --     3,079     5,786        --     4,068     5,585
CP Venture LLC                       --        --        --        --        --        --     2,068     8,303        --
CP Venture Two LLC               21,764    21,239     2,576        --     6,989     2,154       197       226        --
Other                                55       882       589        --       441       294        --       531       350
                                ---------------------------   ---------------------------   ---------------------------
                                $83,867   $84,420   $67,379   $33,128   $37,604   $34,220   $32,538   $36,051   $23,612
                                ===========================   ===========================   ===========================

-----------------------------------------------------------------------------------------------------------------------

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

     Through December 31, 2000, IBM had contributed $46.6 million in cash plus properties having an agreed-upon value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $54.5 million for its one-half interest in the partnership and is obligated to contribute the aforesaid estimated 13 acres of additional land with an agreed value of $8.3 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.

     The Company's investment as recorded in the Consolidated Balance Sheets, which was a negative investment of $39.1 million at December 31, 2000 due to partnership distributions, is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($2.4 million at December 31, 2000) is based on the agreed-upon values at the time the partnership was formed.

     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of Bank of America Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot Bank of America Plaza in midtown Atlanta, Georgia.

     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests (50% each). See Note 4 for a discussion of the presentation of certain CSC assets, liabilities and revenues.

     Charlotte Gateway Village, LLC ("Gateway") - On December 14, 1998, the Company and a wholly owned subsidiary of Bank of America Corporation formed Gateway for the purpose of developing and owning Gateway Village, a 1.1 million rentable square foot office building complex in downtown Charlotte, North Carolina. Construction of Gateway Village commenced in July 1998. The project, which is 100% leased to Bank of America Corporation with a term of 15 years, became partially operational for financial reporting purposes in November 2000. Gateway's net income or loss and cash distributions are allocated to the members as follows: first to the Company so that it receives a cumulative compounded return equal to 11.46% on its capital contributions, second to a wholly owned subsidiary of Bank of America Corporation until it has received an amount equal to the aggregate amount distributed to the Company, and then 50% to each member. In December 1998, Gateway completed construction financing of up to $190 million for Gateway Village (see Note 4). The note bears an interest rate of LIBOR (adjusted for certain reserve requirements) plus .50% and matures January 2, 2002. No amounts were drawn on the note until 1999. This note is fully exculpated and is supported by the lease with Bank of America Corporation. Pursuant to the Gateway operating agreement, this construction financing will be replaced with permanent long-term financing which will be fully amortized at the end of the Bank of America Corporation lease.

     Cousins LORET Venture, L.L.C. ("Cousins LORET") - Effective July 31, 1997, Cousins LORET was formed between the Company and LORET Holdings, L.L.L.P. ("LORET"), each as 50% members. LORET contributed Two Live Oak Center, a 278,000 rentable square foot office building located in Atlanta, Georgia, which was renovated in 1997. Two Live Oak Center was contributed subject to a 7.90% $30 million non-recourse ten year mortgage note payable (see Note 4). LORET also contributed an adjacent 4-acre site on which construction of The Pinnacle, a 423,000 rentable square foot office building, commenced in August 1997 and was completed in November 1998. The Pinnacle became partially operational for financial reporting purposes in March 1999. The Company contributed $25 million of cash to Cousins LORET to match the value of LORET's agreed-upon equity. In May 1998, Cousins LORET completed the $70 million non-recourse financing of The Pinnacle at an interest rate of 7.11% and a term of twelve years, which was completely funded on December 30, 1998 (see Note 4).

     285 Venture, LLC - In March 1999, the Company and a commingled trust fund advised by J.P. Morgan Investment Management Inc. (the "J.P. Morgan Fund") formed 285 Venture, LLC, each as 50% partners, for the purpose of developing 1155 Perimeter Center West, an approximately 362,000 rentable square foot office building complex in Atlanta, Georgia. The J.P. Morgan Fund contributed the approximately 6-acre site upon which 1155 Perimeter Center West was developed. The land had an agreed-upon value of approximately $5.4 million, which the Company matched with a cash contribution. In January 2000, 1155 Perimeter Center West became partially operational for financial reporting purposes.

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

     CPI/FSP I, L.P. - In May 2000, CPI/FSP I, L.P., a 50% limited partnership, was formed. 50% of the venture is owned by the Company through a general partnership, Cousins Austin GP, Inc. (1%), and a limited partnership, Cousins Austin, Inc. (49%). The remaining 50% is owned by a general partnership, Fifth Street Properties - Austin, LLC (1%), and a limited partnership, Fifth Street Properties - Austin Investor, LLC (49%), which are both owned by CommonWealth Pacific LLC and CalPERS. CPI/FSP I, L.P. is currently developing Austin Research Park - Buildings III and IV, two approximately 174,000 and 184,000 rentable square foot office buildings, respectively, in Austin, Texas. Additionally, the venture owns an adjacent pad for future development of an approximately 184,000 rentable square foot office building.

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

     Temco Associates - Temco Associates was formed in 1991 as a partnership between the Company (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 9,600 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire interests in a timber rights only lease covering approximately 22,000 acres. This option also expires in March 2006, with the underlying lease expiring in 2025. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $985 per acre at January 1, 2001, escalating at 6% on January 1 of each succeeding year during the term of the option.

     During 2000, 1999 and 1998, approximately 734, 640 and 328 acres, respectively, of the option related to the fee simple interest was exercised. In 2000, approximately 461 acres were simultaneously sold for gross profits of $1,546,000 and approximately 264 acres were acquired for the development of the Bentwater residential community. Approximately 1,735 lots will be developed within Bentwater on an approximate total of 1,290 acres, the remainder of which will be acquired as needed through exercises of the option related to the fee simple interest. The remaining 9 acres were being held for sale or future development. In 1999, approximately 466 acres were simultaneously sold for gross profits of $2,458,000 and approximately 174 acres were acquired for development of Bentwater. In 1998, approximately 83 acres were simultaneously sold for gross profits of approximately $192,000. The Cobb County YMCA had a three year option to purchase approximately 38 acres out of the total acres of the options exercised in 1998, which they exercised in December 1999. The remaining 207 acres were deeded in early 1999 to a golf course developer who developed the golf course within Bentwater. Temco Associates sold 219 and 106 lots within Bentwater in 2000 and 1999, respectively.

     Cousins Stone LP - Cousins Stone LP was formed on June 1, 1999 when CREC II's subsidiaries acquired Faison's 50% interest in Faison-Stone. Cousins Stone LP is a full-service real estate company headquartered in Dallas, Texas, that specializes in third party property management and leasing of Class "A" office properties. On July 3, 2000, CREC II purchased an additional 25% interest in Cousins Stone LP from RD Stone Interests, Ltd., increasing CREC II's subsidiaries' total ownership to 75%.

     Brad Cous Golf Venture, Ltd. ("Brad Cous") - Effective January 31, 1998, the Company formed Brad Cous with W.C. Bradley Co., each as 50% partners, for the purpose of developing and owning The Shops at World Golf Village, an approximately 80,000 square foot retail center located adjacent to the PGA Hall of Fame in St. Augustine, Florida. The Shops at World Golf Village became partially operational for financial reporting purposes in April 1999.

     Crawford Long - CPI, LLC - In October 1999, the Company formed Crawford Long - CPI, LLC with Emory University, each as 50% partners, for the purpose of developing and owning the Crawford Long Medical Office Building, an approximately 366,000 rentable square foot medical office building located in midtown Atlanta, Georgia.

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

                                    Allocated Value   Mortgage       Net Value
                                    ---------------  ----------    ------------
First Union Tower                    $ 53,000,000    $       --    $ 53,000,000
Grandview II                           23,000,000            --      23,000,000
100 North Point Center East and
  200 North Point Center East          46,050,000     24,581,670     21,468,330
Presbyterian Medical Plaza              8,600,000             --      8,600,000
North Point MarketCenter               56,750,000     28,699,549     28,050,451
Mansell Crossing II                    12,350,000             --     12,350,000
Greenbrier MarketCenter                51,200,000             --     51,200,000
Los Altos MarketCenter                 32,800,000             --     32,800,000
                                     ------------    -----------   ------------
                                     $283,750,000    $53,281,219   $230,468,781
                                     ============    ===========   ============

     Under the Venture arrangements, Prudential committed to contribute cash to the Venture equal to the agreed-upon net value of the properties ($230,468,781) at dates specified in the agreements. The following table details the dates on which the cash was contributed and the percentages (including both direct and indirect interests) the Company and Prudential had, respectively, in the economics of the Properties following each contribution:

                     Total Cumulative      Company     Prudential
    Date             Cash Contribution    Percentage   Percentage
-------------        -----------------    ----------   ----------

Closing Date          $ 40 million          84.64%       15.36%
   12/30/98           $105 million          59.68%       40.32%
    3/30/99           $155 million          40.48%       59.52%
    6/29/99           $205 million          21.28%       78.72%
    9/29/99           $230.469 million      11.50%       88.50%

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

     The cash contributed by Prudential was contributed to Development Activity LLC. To the extent such funds are not yet needed for development activity,
Development Activity LLC can temporarily invest such funds; such potential investments may include temporary loans to the Company. As of December 31, 2000, the Venture had a note receivable from the Company of approximately $160 million. The Venture earns interest on the outstanding balance at the same rate as the Company's credit facility. Prudential is entitled to 10.6061% of CP Venture LLC's 99% share of the economics of Development Activity LLC, which, combined with its 1% direct interest, entitles it to an overall net interest of 11.5% in the economics of Development Activity LLC. Prudential first receives a priority current return of 9.5% per annum on its share (11.5%) of the initial capital ($230.469 million) ("Initial Capital") of Development Activity LLC. Prudential also receives a liquidation preference whereby it is first entitled to, subject to capital account limitations, sufficient proceeds to allow it to achieve an overall 11.5% internal rate of return on its share of the Initial Capital of Development Activity LLC. After these preferences to Prudential, the Company has certain preferences, with the residual interests in the development activity being shared according to the interests of the parties. All Prudential priority current returns have been distributed to Prudential during the year. The cumulative priority current return of approximately $34.6 million to the Company had not been distributed as of December 31, 2000.

     CP Venture LLC appointed the Company to serve as Development Manager and in such capacity to act for it in connection with its ownership of Development Activity LLC. CP Venture LLC also appointed Prudential to serve as Property Manager and in such capacity to act for it in connection with its ownership of Property Activity LLC. Prudential appointed the Company to serve as property manager of the Properties for Property Activity LLC. The Company also serves as Administrative Manager of CP Venture LLC. Property Activity LLC is expected to continue to operate the contributed Properties. Development Activity LLC is expected to develop commercial real estate projects over time, as selected by the Development Manager. Development Activity LLC may also make acquisitions, which are anticipated to be redevelopment or value-added opportunities. Development Activity LLC developed Mira Mesa MarketCenter, a 447,000 square foot retail center in suburban San Diego, California, which became partially operational in April 2000. In December 2000, Development Activity LLC acquired One Georgia Center, an approximately 363,000 rentable square foot office building in midtown Atlanta, Georgia. Development Activity LLC is currently developing The Avenue Peachtree City, an approximately 167,000 square foot retail center in suburban Atlanta, Georgia. The parties anticipate that some of the projects currently under consideration by the Company will be undertaken by Development Activity LLC, although the Company has no obligation to make any particular opportunity available to Development Activity LLC.

     For financial reporting purposes, the Properties were deconsolidated and contributed to Property Activity LLC. Both Property Activity LLC and CP Venture LLC are being treated as unconsolidated joint ventures. Development Activity LLC is treated as a consolidated entity in the Company's financial statements. The Company has deferred the net gain on the contributed Properties and is recognizing this net gain as Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision in the accompanying Consolidated Statements of Income as capital distributions of cash are made from Development Activity LLC to the Company or when the Properties initially contributed to Property Activity LLC are liquidated by Property Activity LLC. The liquidation of the Properties may be in the form of actual sales of the Properties or in the form of the depreciation of the Properties which have an average remaining life of 28 years. The total net deferred gain on the contributed Properties on the Closing Date was approximately $96.8 million over the cost of the Properties. Including depreciation recapture of $23.8 million, the total net deferred gain on the Closing Date was approximately $120.6 million, which has been reduced by approximately $8.7 million through December 31, 2000, and is included in Deferred Gain in the accompanying Consolidated Balance Sheets.

     Haywood Mall - Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina, was owned by the Company and Simon Property Group. The mall has 1,256,000 gross leaseable square feet ("GLA") (of which approximately 330,000 GLA was owned). The balance of the mall is owned by the mall's five major department stores. The Company sold its 50% interest to Simon Property Group in June 1999 for $69 million, resulting in a gain of $50.1 million which is included in Gain on Sale of Investment Properties in the accompanying Consolidated Statements of Income. The proceeds from the sale were redeployed through a tax-deferred exchange into Inforum, a 988,000 rentable square foot office building located in downtown Atlanta, Georgia.

     Other - This category consists of several other joint ventures including:

     Cousins-Hines Partnerships - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia, subject to a preference in favor of the majority partner. This 1.2 million rentable square foot office building, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company ("DIHC"). In October 1997, Cornerstone Properties, Inc. purchased DIHC's interest in the partnership. In June 2000, Equity Office Properties Trust acquired Cornerstone Properties, Inc. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.

     Additional Information - The Company recognized $7,955,000, $9,362,000 and $7,426,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 2000, 1999 and 1998, respectively.

6.   STOCKHOLDERS' INVESTMENT

Stock Dividend:

     On October 2, 2000, a 3-for-2 stock split effected in the form of a 50% stock dividend was awarded to stockholders of record on September 15, 2000. In conjunction with the stock dividend, 16,259,000 shares of common stock were issued and $16,259,000 was transferred from Additional Paid-In-Capital to Common Stock. All prior period shares outstanding, per share amounts, stock options, stock appreciation rights ("SARs") and restricted stock ("stock grants") have been restated for the effect of the stock dividend. 1999 Incentive Stock Plan:

     In May 1999, the stockholders of the Company approved the adoption of the 1999 Incentive Stock Plan (the "1999 Plan"), which plan, upon adoption, covered the issuance of 1,343,288 shares of common stock, all of which shares had been available for use under the 1995 Stock Incentive Plan, the Stock Plan for Outside Directors and the Stock Appreciation Right Plan (collectively, the "Predecessor Plans"). As of December 31, 2000, 349,793 shares are authorized to be awarded pursuant to the 1999 Plan, which allows awards of stock options, stock grants or SARs. Upon adoption of the 1999 Plan, no additional shares of common stock can be issued under the Predecessor Plans.

     Stock Options - At December 31, 2000, 4,969,262 of stock options awarded to key employees and outside directors pursuant to both the 1999 Plan and the Predecessor Plans were outstanding. All stock options have a term of 10 years. Key employee stock options granted prior to December 28, 2000 have a vesting period of 5 years under both the 1999 Plan and the Predecessor Plans. Options granted on or after December 28, 2000 have a vesting period of four years. Outside director stock options are fully vested on the grant date under the 1999 Plan but have a vesting period of one year under the Predecessor Plans.

     SARs - The Company has issued SARs to certain employees under one of the Predecessor Plans and the CREC Stock Appreciation Plan (the "SAR plans"). At December 31, 2000, 88,096 SARs were outstanding, and the Company was authorized to award an additional 1,110,354 SARs.

       Included in the Consolidated Statements of Income under the heading "stock appreciation right expense" are increases or decreases in accrued compensation expense to reflect the issuance of new SARs, vesting, changes in the market value of the common stock between periods, and forfeitures of non-vested SARs of terminated employees.

     At December 31, 2000 and 1999, the total amount accrued for SARs was $1,570,000 and $1,637,000, respectively.


     The following is a summary of stock option activity under the 1999 Plan, the Predecessor Plans and the SAR plans (in thousands, except per share amounts):


                                                          Number of                        Weighted Average
                                                           Shares                      Exercise Price Per Share
                                                 ---------------------------       --------------------------------
                                                 2000       1999       1998         2000         1999         1998
                                                 ----       ----       ----         ----         ----         ----
1999 Plan and Predecessor Plans
-------------------------------

Outstanding, beginning of year                   4,469      3,629      2,762      $ 17.98      $ 16.37      $ 14.82
Granted                                          1,021      1,046      1,017      $ 27.41      $ 22.76      $ 20.21
Exercised                                         (316)      (125)       (78)     $ 13.33      $ 12.27      $ 11.41
Forfeited                                         (205)       (81)       (72)     $ 20.73      $ 16.77      $ 16.17
                                                 ---------------------------
Outstanding, end of year                         4,969      4,469      3,629      $ 20.10      $ 17.98      $ 16.37
                                                 ===========================
Shares exercisable at end of year                2,336      1,913      1,377      $ 16.26      $ 14.49      $ 12.80
                                                 ===========================
SARs

Outstanding, beginning of year                     130        147        182      $ 10.03      $  9.92      $ 10.03
Exercised                                          (35)       (15)       (35)     $ 10.05      $  9.01      $ 10.54
Forfeited                                           (7)        (2)        --      $  8.84      $  9.15      $    --
                                                 ---------------------------
Outstanding, end of year                            88        130        147      $ 10.12      $ 10.03      $  9.92
                                                 ===========================
Shares exercisable at end of year                   88        130        147      $ 10.12      $ 10.03      $  9.92
                                                 ===========================



     The following table provides a breakdown by exercise price range of the number of shares, weighted average exercise price, and remaining contractual lives for all stock options and SARs outstanding at December 31, 2000 (in thousands, except per share amounts and option life):




                                                                     For Outstanding Options/SARs
                                                                  ----------------------------------
     Exercise                                                        Weighted       Weighted Average
       Price                                                         Average        Contractual Life
       Range                          Outstanding   Exercisable   Exercise Price       (in years)
     --------                         -----------   -----------   --------------    ----------------

1999 Plan and Predecessor Plans
-------------------------------

$8.83 to $12.50                           850           850          $10.89                   3.6
$12.51 to $17.50                          497           401          $15.27                   5.9
$17.56 to $23.45                        2,601         1,043          $21.16                   8.0
$23.46 to $28.10                        1,021            42          $27.41                   9.9
                                        ---------------------------------------------------------
Total                                   4,969         2,336          $20.10                   7.4
                                        =========================================================
SARs

$8.83 to $11.25                            88            88          $10.12                   1.6

-------------------------------------------------------------------------------------------------

     Stock Grants - As indicated above, the 1999 Plan provides for stock grants, which may be subject to specified performance and vesting requirements. As of December 31, 2000, 181,609 stock grants have been awarded and are outstanding under the 1999 Plan.

     In December 2000, the Company awarded 169,777 shares of performance accelerated restricted stock ("PARS") to certain key employees. The PARS will become fully vested upon the achievement of certain defined performance requirements, which can be met as early as the end of the calendar year which includes the third anniversary of the grant date. The PARS will vest in any event if the employee is employed on November 14, 2006. The shares were issued on the grant date and recorded in Common Stock and Additional Paid-in-Capital, with the offset recorded in Unearned Compensation, a separate component of Stockholders' Investment in the accompanying Consolidated Balance Sheets. Unearned Compensation will be amortized into compensation expense over five years, which is the current estimate of the time it will take to meet the performance requirements. If this estimate changes, the amortization of the Unearned Compensation will be adjusted accordingly.

     In 1999, a stock grant of 22,185 shares was made subject to specified vesting requirements. In 2000, the requirements for 7,395 shares were satisfied and such shares were issued with 2,958 shares being forfeited, leaving 11,832 shares outstanding as of December 31, 2000. Compensation expense related to the 11,832 stock grants is being accrued over the remaining two year vesting period and at December 31, 2000 and 1999, $121,000 and $83,000, respectively, were accrued.

     In 1995, 150,000 shares were awarded subject to specified performance and vesting requirements. The specified performance and vesting requirements were met in 2000 and the 150,000 shares were issued. Compensation expense related to the shares was accrued over the five year vesting period.

     Outside directors can elect to receive any portion of their director fees in stock, based on 95% of the market price. Outside directors elected to receive 4,432, 5,289 and 5,823 shares of stock in lieu of cash for director fees in 2000, 1999 and 1998, respectively.

SFAS No. 123 Pro Forma Disclosures:

     The Company has elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No.

123, "Accounting for Stock-Based Compensation."
     For purposes of the pro forma disclosures required by SFAS No. 123, the Company has computed the value of all stock and stock option awards granted during 2000, 1999 and 1998 using the Black-Scholes option pricing model with the following weighted-average assumptions and results:

                            2000      1999      1998
                            ----      ----      ----
Assumptions
-----------
Risk-free interest rate     5.33%     6.36%     4.96%
Assumed dividend yield      4.91%     5.28%     5.36%
Assumed lives of option
  awards                    8 years   8 years   8 years
Assumed volatility          0.202     0.201     0.191

Results
-------
Weighted average
  fair value of
  options granted           $ 4.20    $ 3.66    $ 2.50

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. In the Company's opinion, because the Company's stock-based compensation awards have characteristics significantly different from traded options and because changes in the subjective assumptions can materially affect the fair value estimate, the results obtained from the valuation model do not necessarily provide a reliable single measure of the value of its stock-based compensation awards.

     If the Company had accounted for its stock-based compensation awards in 2000, 1999 and 1998 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts):

                              2000      1999       1998
                            -------   --------   -------
Pro forma net income        $60,433   $102,629   $44,050
Pro forma basic net
   income per share         $  1.24   $   2.13   $   .93
Pro forma diluted net
   income per share         $  1.22   $   2.09   $   .92

     Because the SFAS No. 123 method of accounting has not been applied to awards granted prior to January 1, 1995, the pro forma compensation adjustments used to derive the above results are not likely to be representative of the pro forma compensation adjustments to be reported in future years.

     Purchase of Treasury Stock:

     In February 1999, the Board of Directors of the Company authorized the Company to repurchase up to 1 million shares of common stock prior to January 1, 2001. During 1999, the Company repurchased 153,600 shares of common stock for $4,990,000. There were no repurchases during 2000.

     Per Share Data:

                                        2000     1999     1998
                                       ------   ------   ------

Weighted average shares                48,632   48,138   47,403
Dilutive potential common shares        1,099      893      657
                                       ------------------------
Adjusted weighted average shares       49,731   49,031   48,060
                                       ========================
Anti-dilutive options not included        906    1,016    1,810
                                       ========================

     Ownership Limitations:

     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.

     Distribution of REIT Taxable Income:

     The following is a reconciliation between dividends declared and dividends applied in 1999 and 1998 and estimated to be applied in 2000 to meet REIT distribution requirements ($ in thousands):

                                                    2000       1999       1998
                                                  -------    -------    -------
         Dividends declared                       $60,315    $53,886    $47,064
         Additional dividends paid deduction
           due to 5% discount on dividends
           reinvested                                 628        594        549
         That portion of dividends declared
           in current year, and paid in current
           year, which was applied to the prior
           year distribution requirements          (5,786)   (10,146)    (7,644)
         That portion of dividends declared in
           subsequent year, and paid in subsequent
           year, which will apply to current year   6,566      5,786     10,146
                                                  -----------------------------
         Dividends applied to meet current year
           REIT distribution requirements         $61,723    $50,120    $50,115
                                                  =============================

     Tax Status of Dividends:

     Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.

     In 2000, the Company designated 91% of the dividend paid May 30, 2000 as 20% capital gain dividends and 5% as 25% unrecaptured Section 1250 gain dividends. In 1999, the Company designated 1% of the dividend paid December 22, 1999 as 20% capital gain dividends. In 1998, the Company designated 5% of the dividend paid December 22, 1998 as 20% capital gain dividends. All other dividends paid in 2000, 1999 and 1998 were taxable as ordinary income dividends. In addition, in 1999 and 1998 an amount calculated as 1.54% and 1.74% of total dividends, respectively, was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.



7.   INCOME TAXES

     In 2000, 1999 and 1998, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (estimated 2000 and actual 1999 and 1998) and Consolidated Net Income as reported herein are as follows ($ in thousands):

                                                                                         2000        1999        1998
                                                                                       -------     --------     -------
         Consolidated net income                                                       $62,043     $104,082     $45,299
         Consolidating adjustments                                                     (24,773)     (24,232)     (2,759)
         Less CREC net loss (income)                                                       771       (5,043)        540
         Less CREC II net income                                                          (738)        (937)         --
         Cousins net income for financial reporting purposes                            37,303       73,870      43,080
         Adjustments arising from:
           Sales of investment properties                                               (3,967)     (56,305)     (3,940)
           Income from unconsolidated joint ventures (principally depreciation,
              revenue recognition, and operational timing differences)                  11,673       13,320        (453)
           Rental income recognition                                                      (302)         726         209
           Interest income recognition                                                     220          234         372
           Property taxes deferred                                                         655          655       1,096
           Interest expense                                                              8,634       10,603       4,934
           Compensation expense under the 1999 and Predecessor Plans                    (2,189)        (538)         19
           Depreciation                                                                  9,945        5,236       4,913
           Other                                                                          (249)       2,319        (115)
                                                                                       --------------------------------
              Cousins taxable income                                                   $61,723     $ 50,120     $50,115
                                                                                       ================================




     The consolidated (benefit) provision for income taxes is composed of the following ($ in thousands):

                                                                                         2000       1999       1998
                                                                                       -------     ------     ------

            CREC and  CREC  II  and  their  wholly  owned  subsidiaries:
             Currently payable:
              Federal                                                                  $   513     $   --     $   --
              State                                                                         --         --         --
                                                                                           513         --         --
            Adjustments arising from:
              Income from unconsolidated joint ventures                                   (556)      (298)       356
              Operating loss carryforward                                                 (180)     4,465        607
              Stock appreciation right expense                                             741          4       (132)
              Residential lot sales, net of cost of sales                               (1,430)      (524)    (1,114)
              Other                                                                       (226)       864       (233)
                                                                                        (1,651)     4,511       (516)
            CREC and CREC II (benefit) provision for income taxes                       (1,138)     4,511       (516)
         Cousins provision (benefit) for state income taxes                                 24        (40)       379
            Less provision applicable to gain on sale of investment properties              --     (2,029)       (11)
                                                                                       -----------------------------
            Consolidated (benefit) provision applicable to income from operations      $(1,114)    $2,442     $ (148)
                                                                                       =============================



     The net income tax (benefit) provision differs from the amount computed by applying the statutory federal income tax rate to CREC's and CREC II's (loss) income before taxes as follows ($ in thousands):

                                                                      2000                1999               1998
                                                               ----------------     ---------------     --------------
                                                                Amount     Rate     Amount     Rate     Amount    Rate
                                                               -------     ----     ------     ----     ------    ----
     Federal income tax (benefit) provision                    $  (398)     34%     $4,058      34%      $(359)    34%
     State income tax (benefit) provision, net of
       federal income tax effect                                    (81)     4         477       4         (42)     4
     Other                                                         (659)    59         (24)     --        (115)    11
                                                               ------------------------------------------------------
     CREC and CREC II (benefit) provision for income taxes       (1,138)    97%      4,511      38%       (516)    49%
                                                                            ---                 ---                ---
     Cousins provision (benefit) for state income taxes              24                (40)                379
     Less provision applicable to gain on sale of
       investment properties                                         --             (2,029)                (11)
                                                               --------             ------               -----
     Consolidated (benefit) provision applicable to income
       from operations                                         $(1,114)             $2,442               $(148)
                                                               =======              ======               =====

The components of CREC and CREC II's net deferred tax liability are as follows ($ in thousands):

                                 CREC and CREC II
                                -------------------
                                  2000       1999
                                -------     -------

Deferred tax assets             $ 5,192     $ 3,905
Deferred tax liabilities         (6,663)     (5,999)
                                -------------------
Net deferred tax liability      $(1,471)    $(2,094)
                                ===================






     The tax effect of significant temporary differences representing CREC and CREC II's deferred tax assets and liabilities are as follows ($ in thousands):

                                 CREC and CREC II
                                ------------------
                                  2000      1999
                                -------    -------
Operating loss carryforward     $   212    $    32
Income from unconsolidated
   joint ventures                (3,339)    (3,906)
Residential lot sales, net
   of cost of sales               3,212      1,782
Interest capitalization            (802)    (1,259)
Other                              (754)     1,257
                                ------------------
Net deferred tax liability      $(1,471)   $(2,094)
                                ==================

8.   PROPERTY TRANSACTIONS

     Office Division

     In January 2000, 1155 Perimeter Center West, an approximately 362,000 rentable square foot office building in Atlanta, Georgia, owned by 285 Venture, LLC (see Note 5), became partially operational for financial reporting purposes. Also in January 2000, Crawford Long - CPI, LLC (see Note 5) commenced construction of the Crawford Long medical office building, an approximately 366,000 rentable square foot medical office building in Atlanta, Georgia. In February 2000, 555 North Point Center East, an approximately 152,000 rentable square foot office building in suburban Atlanta, Georgia, became partially operational for financial reporting purposes. In April 2000, 101 Second Street, an approximately 387,000 rentable square foot office building in San Francisco, California, became partially operational for financial reporting purposes.

     In June 2000, 600 University Park Place, an approximately 123,000 rentable square foot office building in Birmingham, Alabama, became partially operational for financial reporting purposes. Also in June 2000, CPI/FSP I, L.P. (see Note
5) commenced construction of Austin Research Park - Buildings III and IV, two approximately 174,000 and 184,000 rentable square foot office buildings, respectively, in Austin, Texas. In October 2000, 1900 Duke Street, an
approximately 97,000 rentable square foot office building in suburban Washington, D.C., became partially operational for financial reporting purposes. In November 2000, Gateway Village, an approximately 1.1 million rentable square foot office building complex in Charlotte, North Carolina, owned by Gateway (see
Note 5), became partially operational for financial reporting purposes.

     In December 2000, CP Venture Three LLC acquired One Georgia Center, an approximately 363,000 rentable square foot office building in midtown Atlanta, Georgia. The purchase price of the building was approximately $35.8 million.
Also in December 2000, the Company purchased The Points at Waterview, an approximately 200,000 rentable square foot office building in suburban Dallas, Texas. The purchase price was approximately $25.4 million which includes an adjacent parcel of land on which a second building of approximately 60,000 rentable square feet can be developed.

     Retail Division

     In March 2000, the Company sold Laguna Niguel Promenade, an approximately 154,000 square foot retail center located in Laguna Niguel, California, for $26,716,000 which was approximately $6,462,000 over the cost of the center. Including depreciation recapture of approximately $786,000 the net gain on the sale was approximately $7,248,000.

     In April 2000, Mira Mesa MarketCenter, an approximately 447,000 square foot retail center in suburban San Diego, California, became partially operational for financial reporting purposes. In May 2000, The Avenue of the Peninsula, a 369,000 square foot retail center in Rolling Hills Estates, California, became partially operational for financial reporting purposes. In October 2000, Salem Road Station, an approximately 67,000 square foot neighborhood retail center in suburban Atlanta, Georgia, became partially operational for financial reporting purposes.

     Land Division

     The Company is currently developing or has developed seven residential communities in suburban Atlanta, Georgia, including four in which development commenced in 1994, one in 1995, one in 1996 and one in 2000. These developments currently include land on which approximately 1,879 lots are being or were developed, of which 217, 292 and 344 lots were sold in 2000, 1999 and 1998, respectively. As of December 31, 2000, all of the lots in four of the seven residential communities had been sold.

     In November 1998, Temco Associates began development of the Bentwater residential community, which will consist of approximately 1,735 lots on approximately 1,290 acres (see Note 5). Temco Associates sold 219 and 106 lots in 2000 and 1999, respectively.

9.   CONSOLIDATED STATEMENTS OF CASH FLOWS -SUPPLEMENTAL INFORMATION
     Interest paid (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

                              2000     1999      1998
                            -------   ------   -------

Interest paid               $11,027   $1,147   $11,258
Income taxes paid, net
   of $652, $110 and
   $5 refunded in 2000,
   1999 and 1998,
   respectively             $ 3,141   $1,245   $   110

     Significant non-cash financing and investing activities included the following:

     a. In 2000,  1999 and 1998,  approximately  $361,617,000,  $65,798,000  and
$29,939,000, respectively, were transferred from Projects Under Construction to Operating Properties. In 1999, approximately $611,000 was transferred from Projects Under Construction to Land Held for Investment or Future Development.

     b. In conjunction with the 3-for-2 stock split effected in the form of a 50% stock dividend on October 2, 2000 (see Note 6), approximately $16,259,000 was transferred from Additional Paid-In-Capital to Common Stock. In 2000, in conjunction with the award of PARS (see Note 6), approximately $170,000 was recorded as Common Stock, approximately $4,520,000 was recorded as Additional Paid-In-Capital, and approximately $4,690,000 was recorded as Unearned Compensation.

     c. In 2000, approximately $1,066,000 was transferred from Land Held for Investment or Future Development to Residential Lots Under Development. In 1998, approximately $1,229,000 was transferred from Land Held for Investment or Future Development to Operating Properties. In 1998, approximately $14,115,000 was transferred from Land Held for Investment or Future Development to Projects Under Construction.

     d.   In   June   1998,   in   conjunction    with   the    acquisition   of
Northside/Alpharetta I, a mortgage note payable of approximately $10,610,000 was assumed.

     e. In November 1998, in conjunction with the formation of the Venture with Prudential (see Note 5), the Company contributed nine properties, certain of which were subject to mortgages, and received net cash of approximately
$125,469,000  and  $103,025,000  in 1999 and 1998,  respectively.  The  non-cash activities related to the formation of the Venture were as follows:

                                           1999                 1998
                                       ------------         ------------
Decrease in:
   Operating properties, net           $         --         $137,746,000
   Projects under construction                   --           19,684,000
   Notes and other receivables                   --            3,771,000
   Notes payable                                 --          (53,281,000)
   Investment in unconsolidated
     joint ventures                     111,040,000                   --
Increase in:
   Investment in unconsolidated
     joint ventures                              --         (137,544,000)
   Minority interests                    14,429,000           12,075,000
   Deferred gain                                 --          120,574,000
                                       ------------         ------------
Net cash received in formation
   of venture                          $125,469,000         $103,025,000
                                       ============         ============



10.   RENTAL PROPERTY REVENUES

     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

     At December 31, 2000, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                                    Office and
                                      Medical
                         Retail       Office         Total
                        --------    ----------    ----------
2001                    $ 29,852     $ 76,885     $  106,737
2002                      30,794       75,919        106,713
2003                      30,961       74,560        105,521
2004                      30,220       69,612         99,832
2005                      27,231       62,450         89,681
Subsequent to 2005       201,739      291,525        493,264
                        ------------------------------------
                        $350,797     $650,951     $1,001,748
                        ====================================

11.   REPORTABLE SEGMENTS

     The Company has three reportable segments: Office Division, Retail Division, and Land Division. The Office Division and Retail Division develop, lease and manage office buildings and retail centers, respectively. The Land Division owns various tracts of strategically located land which are being held for future development. The Land Division also develops single-family residential communities which are parceled into lots and sold to various home builders.

     The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1). The management of the Company evaluates performance of its reportable segments based on Funds From Operations ("FFO"). The Company calculates its FFO using the National Association of Real Estate Investment Trusts definition of FFO adjusted to (i) eliminate the recognition of rental revenues on a straight-line basis, (ii) reflect stock appreciation right expense on a cash basis and (iii) recognize certain fee income as cash is received rather than when recognized in the financial statements. The Company believes its FFO presentation more properly reflects its operating results. The Company's reportable segments are broken down based on what type of product the division provides. The divisions are managed separately because each product they provide has separate and distinct development issues, leasing and/or sales strategies and management issues. The notations (100%) and
(JV) used in the following tables indicate wholly owned and unconsolidated joint ventures, respectively, and all amounts are in thousands.




                                                       Office        Retail         Land       Unallocated
2000                                                  Division      Division      Division      and Other        Total
----                                                  --------      --------      --------     -----------    ----------

Rental property revenues (100%)                       $ 82,158      $ 29,627      $    --        $     90     $  111,875
Rental property revenues (JV)                           66,677         2,316           --              --          68,993
Development income, management

   fees and leasing and other fees (100%)               10,059           400           241             --         10,700
Development income, management

   fees and leasing and other fees (JV)                  5,247            --            --             --          5,247
Other income (100%)                                      1,745         1,825        12,126          4,250         19,946
Other income (JV)                                           --            71           733             58            862
                                                      ------------------------------------------------------------------
         Total revenues                                165,886        34,239        13,100          4,398        217,623
                                                      ------------------------------------------------------------------
Rental property operating expenses (100%)               28,052         7,512            --             (8)        35,556
Rental property operating expenses (JV)                 18,595           533            --             --         19,128
Other expenses (100%)                                   12,351         7,712        11,278         15,943         47,284
Other expenses (JV)                                      8,189           136            55         12,035         20,415
                                                      ------------------------------------------------------------------
         Total expenses                                 67,187        15,893        11,333         27,970        122,383
Gain on sale of undepreciated investment properties         --            --           564             --            564
Cumulative effect of change in accounting principle       (566)           --            --             --           (566)
                                                      ------------------------------------------------------------------
Consolidated funds from operations                      98,133        18,346         2,331        (23,572)        95,238
                                                      ------------------------------------------------------------------
Depreciation and amortization (100%)                   (23,030)       (7,606)           --             (4)       (30,640)
Depreciation and amortization (JV)                     (14,812)         (813)           --             --        (15,625)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)              2,111            --            --             --          2,111
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                 (482)           --            --             --           (482)
Adjustment to reflect stock appreciation
   right expense on an accrual basis                        --            --            --             68             68
Gain on sale of investment properties, net
   of applicable income tax provision                    1,892         9,481            --             --         11,373
                                                      ------------------------------------------------------------------
Net income                                              63,812        19,408         2,331        (23,508)        62,043
                                                      ------------------------------------------------------------------
Benefit for income taxes from operations                    --            --            --         (1,114)        (1,114)
                                                      ------------------------------------------------------------------
Income from operations before income taxes            $ 63,812      $ 19,408       $ 2,331       $(24,622)    $   60,929
                                                      ==================================================================
Total assets                                          $767,237      $289,124       $12,296       $ 47,095     $1,115,752
                                                      ==================================================================
Investment in unconsolidated joint ventures           $150,271      $ 16,993       $ 8,207       $    --      $  175,471
                                                      ==================================================================
Capital expenditures                                  $146,128      $ 59,803       $10,027       $    --      $  215,958
                                                      ==================================================================

Reconciliation to Consolidated Revenues
---------------------------------------
                                                       2000          1999         1998
                                                     --------      -------      -------
Rental property revenues (100%)                      $111,875      $61,837      $67,378
Effect of the recognition of rental
   revenues on a straight-line basis (100%)             2,111          643          348
Development income, management fees
   and leasing and other fees                          10,700       13,899        9,578
Residential lot and outparcel sales                    13,951       17,857       16,732
Interest and other                                      5,995        3,588        4,275
                                                     ----------------------------------
Total consolidated revenues                          $144,632      $97,824      $98,311
                                                     ==================================


                                                       Office        Retail         Land       Unallocated
1999                                                  Division      Division      Division      and Other        Total
----                                                  --------      --------      --------     -----------     --------
Rental property revenues (100%)                       $ 41,768      $ 19,836      $    --       $    233       $ 61,837
Rental property revenues (JV)                           62,440        10,001           --            --          72,441
Development income, management
   fees and leasing and other fees (100%)               12,418         1,112          369            --          13,899
Development income, management
   fees and leasing and other fees (JV)                  3,858            --           --            --           3,858
Other income (100%)                                         --         4,077       13,780         3,588          21,445
Other income (JV)                                           --            --        3,545           474           4,019
                                                      -----------------------------------------------------------------
         Total revenues                                120,484        35,026       17,694         4,295         177,499
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               15,138         4,285           --           (23)         19,400
Rental property operating expenses (JV)                 17,762         2,374           --            --          20,136
Other expenses (100%)                                       --         3,366       12,342        21,267          36,975
Other expenses (JV)                                      1,968            --        2,274        15,695          19,937
                                                      -----------------------------------------------------------------
         Total expenses                                 34,868        10,025       14,616        36,939          96,448
                                                      -----------------------------------------------------------------
Gain on sale of undepreciated investment properties         --            --          222            --             222
Consolidated funds from operations                      85,616        25,001        3,300       (32,644)         81,273
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                   (11,792)       (3,818)          --          (157)        (15,767)
Depreciation and amortization (JV)                     (17,215)       (2,997)          --            --         (20,212)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)                643            --           --            --             643
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                 (440)          (61)          --            --            (501)
Adjustment to reflect stock appreciation
   right expense on an accrual basis                        --            --           --           101             101
Gain on sale of investment properties, net
   of applicable income tax provision                    1,892        56,653           --            --          58,545
                                                      -----------------------------------------------------------------
Net income                                              58,704        74,778        3,300       (32,700)        104,082
                                                      -----------------------------------------------------------------
Provision for income taxes from operations                  --            --           --         2,442           2,442
                                                      -----------------------------------------------------------------
Income from operations before income taxes            $ 58,704      $ 74,778      $ 3,300      $(30,258)       $106,524
                                                      =================================================================
Total assets                                          $636,323      $240,258      $11,496      $ 44,848        $932,925
                                                      =================================================================
Investment in unconsolidated joint ventures           $127,954      $ 17,179      $ 6,600      $      4        $151,737
                                                      =================================================================
Capital expenditures                                  $308,363      $ 23,663      $ 5,935      $     --        $337,961
                                                      =================================================================





                                                       Office        Retail         Land       Unallocated
1998                                                  Division      Division      Division      and Other        Total
----                                                  --------      --------      --------     -----------     --------
Rental property revenues (100%)                       $ 35,590      $ 31,315      $     --      $    473      $ 67,378
Rental property revenues (JV)                           49,278        10,168            --            --         59,446
Development income, management
   fees and leasing and other fees                       8,886           692            --            --          9,578
Other income (100%)                                         --            --        16,732         4,275         21,007
Other income (JV)                                           --            --           181           294            475
                                                      -----------------------------------------------------------------
         Total revenues                                 93,754        42,175        16,913         5,042        157,884
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               11,232         6,308            --           162         17,702
Rental property operating expenses (JV)                 14,163         2,933            --            --         17,096
Other expenses (100%)                                       --            --        16,414        26,602         43,016
Other expenses (JV)                                         --            --            80         9,138          9,218
                                                      -----------------------------------------------------------------
         Total expenses                                 25,395         9,241        16,494        35,902         87,032
Gain on sale of undepreciated investment properties         --            --         3,421            --          3,421
                                                      -----------------------------------------------------------------
Consolidated funds from operations                      68,359        32,934         3,840       (30,860)        74,273
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                    (8,497)       (5,742)           --          (430)       (14,669)
Depreciation and amortization (JV)                     (12,047)       (1,670)           --            --        (13,717)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)                348            --            --            --            348
Effect of the recognition of rental
   revenues on a straight-line basis (JV)               (1,578)          111            --            --         (1,467)
Adjustment to reflect stock appreciation
   right expense on an accrual basis                        --            --            --             8              8
Gain on sale of investment properties, net
   of applicable income tax provision                      247           276            --            --            523
                                                      -----------------------------------------------------------------
Net income                                              46,832        25,909         3,840       (31,282)        45,299
                                                      -----------------------------------------------------------------
Benefit for income taxes from operations                    --            --            --          (148)          (148)
                                                      -----------------------------------------------------------------
Income from operations before income taxes            $ 46,832      $ 25,909       $ 3,840      $(31,430)      $ 45,151
                                                      =================================================================
Total assets                                          $435,851      $255,207       $ 9,912      $ 51,888       $752,858
                                                      =================================================================
Investment in unconsolidated joint ventures           $163,903      $ 99,661       $ 1,082      $      2       $264,648
                                                      =================================================================
Capital expenditures                                  $130,077      $ 55,161       $ 9,015      $     --       $194,253
                                                      =================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

--------------------------------------------------------------------------------


To Cousins Properties Incorporated:

     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and Haywood Mall for the period ended December 31, 1998, which statements reflect assets of 16% and 18%, respectively, of the joint venture totals as of December 31, 2000 and 1999 and revenues of 22%, 28% and 46% of the 2000, 1999 and 1998 joint venture totals, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                    ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 6, 2001



FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                      2000            1999            1998           1997           1996
                                                   ----------       --------        --------       --------       -------
Rental property revenues                           $  113,986       $ 62,480        $ 67,726       $ 62,252       $ 33,112
Fees                                                   10,700         13,899           9,578          7,291          6,019
Residential lot and outparcel sales                    13,951         17,857          16,732         12,847         14,145
Interest and other                                      5,995          3,588           4,275          3,609          5,256
                                                   -----------------------------------------------------------------------
Total revenues                                        144,632         97,824          98,311         85,999         58,532
                                                   -----------------------------------------------------------------------
Income from unconsolidated joint ventures              19,452         19,637          18,423         15,461         17,204
                                                   -----------------------------------------------------------------------
Rental property operating expenses                     33,416         19,087          17,702         15,371          7,616
Depreciation and amortization                          32,784         16,859          15,173         14,046          7,219
Stock appreciation right expense                          468            108             330            204          2,154
Residential lot and outparcel cost of sales            11,684         14,897          15,514         11,917         13,676
Interest expense                                       13,596            600          11,558         14,126          6,546
General, administrative, and other expenses            22,578         18,153          15,250         16,018         12,016
                                                   -----------------------------------------------------------------------
Total expenses                                        114,526         69,704          75,527         71,682         49,227
(Benefit) provision for income taxes from operations   (1,114)         2,442          (148)
(1,527)                                                (1,703)
Gain on sale of investment properties,
   net of applicable income tax provision              11,937         58,767           3,944          5,972         12,804
Cumulative effect of change in accounting principle      (566)           --               --             --             --
                                                   -----------------------------------------------------------------------
Net income                                         $   62,043       $104,082        $ 45,299       $ 37,277       $ 41,016
                                                   =======================================================================
Basic net income per share                         $     1.28       $   2.16        $    .96       $    .85       $    .96
                                                   =======================================================================
Diluted net income per share                       $     1.25       $   2.12        $    .94       $    .84       $    .95
                                                   =======================================================================
Cash dividends declared per share                  $     1.24       $   1.12        $    .99       $    .86       $    .75
                                                   =======================================================================
Total assets                                       $1,115,752       $932,925        $752,858       $617,739       $556,644
Notes payable                                         485,085        312,257         198,858        226,348        231,831
Stockholders' investment                              454,467        437,722         379,865        370,674        299,184
Shares outstanding at year-end                         49,210         48,261          47,754         47,131         43,303

Cousins Properties Incorporated and Consolidated Entities


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
Results of Operations For The Three Years Ended December 31, 2000

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

     Rental Property Revenues and Operating Expenses. Rental property revenues decreased from $67,726,000 in 1998 to $62,480,000 in 1999 and then increased to $113,986,000 in 2000. Rental property revenues from the Company's office division increased approximately $41,858,000 in 2000. Rental property revenues from 101 Second Street, which became partially operational for financial reporting purposes in April 2000, contributed approximately $12,320,000 to the increase. The June 1999 acquisition of Inforum, a 988,000 rentable square foot office building located in downtown Atlanta, Georgia, increased rental property revenues approximately $12,167,000. Three office buildings, AT&T Wireless
Services Headquarters, 555 North Point Center East and 333 John Carlyle, which became partially operational for financial reporting purposes in September 1999, February 2000 and May 1999, respectively, contributed approximately $5,417,000, $2,487,000 and $1,835,000, respectively, to the increase. Two medical office buildings, Northside/Alpharetta II and Meridian Mark Plaza, which became partially operational for financial reporting purposes in September 1999 and April 1999, respectively, contributed approximately $2,196,000 and $2,133,000, respectively, to the increase. Two other office buildings, 600 University Park Place and 1900 Duke Street, which became partially operational for financial reporting purposes in June 2000 and October 2000, respectively, contributed $759,000 and $564,000, respectively, to the increase. Additionally, the purchase of One Georgia Center in December 2000 (see Note 8) contributed approximately $590,000 to the increase. Rental property revenues from 615 Peachtree Street increased approximately $571,000 due to an increase in average economic occupancy from 66% in 1999 to 82% in 2000 and 101 Independence Center's average economic occupancy also increased from 97% in 1999 to 98% in 2000, which contributed approximately $460,000 to the increase.

     Rental property revenues from the Company's retail division increased approximately $9,791,000 in 2000. Rental property revenues from The Avenue East Cobb, which became partially operational for financial reporting purposes in September 1999, contributed approximately $4,557,000 to the increase. Two retail centers, Mira Mesa MarketCenter and The Avenue of the Peninsula, both of which became partially operational for financial reporting purposes in May 2000, contributed approximately $3,359,000 and $3,247,000, respectively, to the increase. Additionally, Salem Road Station became partially operational in October 2000, which contributed approximately $161,000 to the increase. The increase was partially offset by approximately $1,873,000 from the March 2000 sale of Laguna Niguel Promenade.

     Rental property revenues increased approximately $6,473,000 in 1999 from the Company's office division. The aforementioned June 1999 acquisition of Inforum increased rental property revenues by approximately $5,656,000. The aforementioned two office buildings, 333 John Carlyle and AT&T Wireless Services Headquarters, which became partially operational for financial reporting purposes in May 1999 and September 1999, respectively, contributed approximately $2,178,000 and $2,506,000, respectively, to the increase. Three medical office buildings, Meridian Mark Plaza, AtheroGenics and Northside/Alpharetta II, became partially operational for financial reporting purposes in April 1999, March 1999 and September 1999, respectively, which contributed approximately $2,441,000, $780,000 and $636,000, respectively, to the increase. 333 North Point Center East became partially operational in June 1998 which contributed approximately $1,468,000 to the 1999 increase. The June 1998 acquisitions of Lakeshore Park Plaza and Northside/Alpharetta I increased rental property revenues approximately $1,273,000 and $1,152,000, respectively, in 1999. The increase in office rental property revenues in 1999 was partially offset by decreases of approximately $5,602,000, $2,474,000, $2,528,000, $1,141,000 and $499,000,
respectively,  due to the  contribution  of First Union  Tower,  100 North Point
Center East, 200 North Point Center East, Presbyterian Medical Plaza at University and Grandview II to CP Venture Two LLC in November 1998, which revenue is included in Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).

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

     Rental property operating expenses increased from $17,702,000 in 1998 to $19,087,000 and $33,416,000 in 1999 and 2000, respectively. The increases in both 1999 and 2000 were due primarily to the aforementioned office buildings, medical office buildings and retail centers becoming partially operational as well as the acquisitions of Inforum in June 1999 and One Georgia Center in December 2000. The increase in 2000 was partially offset by approximately $317,000 due to the March 2000 sale of Laguna Niguel Promenade. The increase in 1999 was partially offset by approximately $183,000 due to the February 1999 sale of Abbotts Bridge Station. The increase in 1999 was also partially offset by the contribution of nine properties to CP Venture Two LLC in November 1998, which rental property operating expenses from these nine properties was recognized by the Company through Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).

     Development Income. Development income increased from $3,007,000 in 1998 to $6,165,000 in 1999 and then decreased to $4,251,000 in 2000. Development income decreased in 2000 by approximately $706,000 from the build-to-suit for Walgreens on an outparcel at Colonial Plaza MarketCenter, approximately $628,000 from the third party development of Total Systems' corporate headquarters, and approximately $591,000 from Cousins LORET as construction of The Pinnacle was completed in 1999. Development income also decreased approximately $182,000 due to a decrease in development fees from the 4200 Wildwood Parkway building, which was completed in 1999, and approximately $251,000 from a decrease in medical office division third party development fees. The decrease in development income in 2000 was partially offset by an increase in development fees of approximately $462,000 from the Crawford Long Hospital campus redevelopment and joint venture medical office building.

     The increase in development income in 1999 was partially due to development fees recognized from three of the Company's ventures which are developing Gateway Village ($978,000), 1155 Perimeter Center West ($939,000) and the Bentwater residential development ($369,000). Additionally, development income increased approximately $908,000 from the Crawford Long Hospital campus redevelopment and joint venture medical office building. The Company also recognized development income of approximately $706,000 for the build-to-suit for Walgreens on an outparcel at Colonial Plaza MarketCenter and approximately $323,000 from the third party development of Cox Enterprises' corporate headquarters. This increase was partially offset by approximately $605,000 which was recognized in 1998 from Brad Cous for the development of The Shops at World Golf Village. Development fees from Cousins LORET for the development of The Pinnacle also decreased by approximately $310,000, which also partially offset the increase in 1999.

     Management Fees. Management fees increased from $3,761,000 in 1998 to $4,743,000 and $4,841,000 in 1999 and 2000, respectively. Management fees increased in both 1999 and 2000 due to lease-up of several properties at certain joint ventures from which management fees are received. The increase in 2000 was partially offset by the disposition of the medical office third party management division in October 2000.

     Leasing and Other Fees. Leasing and other fees increased from $2,810,000 in 1998 to $2,991,000 in 1999 and then decreased to $1,608,000 in 2000. Leasing fees decreased in 2000 by approximately $987,000 due to a lease signed by CREC at Inforum prior to the Company's acquisition of the building in 1999. Leasing fees from Cousins LORET also decreased approximately $740,000 in 2000, primarily related to the lease-up of The Pinnacle in 1998 and 1999. A higher amount of leasing fees from the lease-up of 1155 Perimeter Center West, owned by 285 Venture, LLC, were recognized in 1999, also contributing to the decrease by approximately $307,000. The decrease in 2000 was partially offset by an increase of approximately $330,000 due to a fee recognized for representing the owners of a third party managed medical office building in the sale of that property and by an increase of approximately $180,000 in leasing fees from the Crawford Long Medical Office Building.

     Leasing fees increased in 1999 by approximately $987,000 due to the aforementioned lease signed by CREC at Inforum. Approximately $616,000 of leasing fees were also recognized in 1999 from 285 Venture, LLC for leasing the 1155 Perimeter Center West office building. Partially offsetting the increase in 1999 was a decrease of approximately $976,000 from Wildwood Associates, primarily due to leasing fees recognized in 1998 related to the lease-up of the 4200 Wildwood Parkway Building. Leasing fees also decreased approximately $367,000 from CSC due to a higher level of leasing fees recognized in 1998 due to increased occupancy at Bank of America Plaza.

     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales increased from $16,732,000 in 1998 to $17,857,000 in 1999 and then decreased to $13,951,000 in 2000. Residential lot sales decreased from $15,932,000 in 1998 to $13,779,000 and $12,126,000 in 1999 and 2000,
respectively, due to a decrease in the number of residential lots sold from 344 lots in 1998 to 292 and 217 lots in 1999 and 2000, respectively. The decrease in residential lot and outparcel sales was also due to a decrease in outparcel sales of approximately $2,252,000 in 2000. There were two outparcel sales in 1999 totaling $4,078,000, primarily from one sale of $3,477,000, as compared to three outparcel sales in 2000 totaling $1,825,000. The increase in residential lot and outparcel sales in 1999 was due to two outparcel sales totaling $800,000 in 1998 as compared to two in 1999 totaling $4,078,000.

     Residential lot and outparcel cost of sales decreased from $15,514,000 in 1998 to $14,897,000 and $11,684,000 in 1999 and 2000, respectively, partially due to the aforementioned decreases in lot sales and partially due to increases in gross profit percentages used to calculate the cost of sales (which causes a decrease in cost of sales) for residential lot sales in certain of the residential developments in 1999, with a further increase in these gross profit percentages in 2000. The decrease in cost of sales in 2000 was also due to higher outparcel cost of sales in 1999 mainly due to the aforementioned outparcel sale, which decreased cost of sales in 2000 and increased cost of sales in 1999 by approximately $2,857,000.

     Interest and Other Income. Interest and other income decreased from $4,275,000 in 1998 to $3,588,000 in 1999 and then increased to $5,995,000 in
2000. Interest and other income increased approximately $1,745,000 in 2000 due to interest from the $18.6 million note receivable from Gateway. The increase in 2000 was also due to approximately $654,000 of additional interest income recognized from the 650 Massachusetts Avenue mortgage notes (see Note 3). The decrease in 1999 was due to interest income of approximately $714,000 recognized in 1998 from a note receivable due from Cousins LORET. The Company lent funds beginning in June 1998 to Cousins LORET at a slightly higher rate than its borrowing costs, until December 1998 when Cousins LORET drew down funds from its $70 million non-recourse financing of The Pinnacle.

     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased from $18,423,000 in 1998 to $19,637,000 in 1999 and then decreased to $19,452,000 in 2000.

     Income from CSC increased from $10,021,000 in 1998 to $10,402,000 and $10,613,000 in 1999 and 2000, respectively. The increases in both 1999 and 2000 were due to the continued lease-up of Bank of America Plaza. Average economic occupancy of Bank of America Plaza increased from 94% in 1998 to 97% and 99% in 1999 and 2000, respectively.

     Income from Wildwood Associates increased from $1,968,000 in 1998 to $2,453,000 and $3,844,000 in 1999 and 2000, respectively. Income before depreciation, amortization and interest expense from the 3200 Windy Hill Road Building and the 4200 Wildwood Parkway Building increased approximately $731,000 and $257,000, respectively, due to an increase in both buildings' average economic occupancies from 90% in 1999 to 100% in 2000. Income before depreciation, amortization and interest expense from the 2300 Windy Ridge Parkway Building also increased approximately $124,000 due to an increase in average economic occupancy from 95% in 1999 to 98% in 2000. Additionally, depreciation and amortization expense decreased by $186,000 mainly due to certain tenant assets becoming fully amortized during 2000. Also contributing to the increase in income from Wildwood Associates was a decrease in interest expense of approximately $195,000 resulting from lower debt levels in 2000. Partially offsetting the increase in income from Wildwood Associates was a decrease of approximately $196,000 in income before depreciation, amortization and interest expense from the 2300 Windy Ridge Parkway Building due to a decrease in average economic occupancy from 100% in 1999 to 99% in 2000 and to rollovers in tenants during 2000.

     Income before depreciation, amortization and interest expense from the 4200 Wildwood Parkway Building increased approximately $1,571,000 in 1999 due to the building becoming partially operational for financial reporting purposes in June 1998. Income before depreciation, amortization and interest expense from the 2300 and 2500 Windy Ridge Parkway Buildings favorably impacted results in 1999 by approximately $189,000 and $175,000, respectively, due to increased average economic occupancy of both of these properties in 1999. Income before depreciation, amortization and interest expense from the 3200 Windy Hill Road Building favorably impacted results in 1999 by approximately $415,000 primarily due to an adjustment to straight-line rental revenue in accordance with SFAS No. 13 which caused a reduction in rental property revenues.

     The increase in income from Wildwood Associates in 1999 was partially offset by an increase in interest expense of approximately $732,000 due to the June 1998 non-recourse financing of the 4200 Wildwood Parkway Building. Capitalized interest decreased (which increases interest expense) approximately $731,000 due to interest expense no longer being capitalized to the 4200 Wildwood Parkway Building effective October 1998. Also partially offsetting the increase in 1999 was an increase in depreciation and amortization of approximately $569,000 due to the 4200 Wildwood Parkway Building becoming operational in 1998.

     Income from Cousins LORET decreased from $672,000 in 1998 to $53,000 in 1999 and further decreased to a loss of $384,000 in 2000. The decrease in 2000 was partially due to a decrease in capitalized interest of approximately $1,072,000 due to completion of construction of The Pinnacle. Additionally, depreciation and amortization expense increased approximately $983,000 due to The Pinnacle becoming fully operational for financing reporting purposes in December 1999. Further contributing to the decrease in income from Cousins LORET in 2000 was decreased interest income of approximately $418,000 due to investments that were made in 1999 using the proceeds from the $70 million financing of The Pinnacle, which was funded in December 1998, which were being held to complete The Pinnacle. Partially offsetting the decrease in 2000 was an increase in income before depreciation, amortization and interest expense from The Pinnacle of approximately $1,826,000 due to an increase in average economic occupancy from 80% in 1999 to 92% in 2000. Further offsetting the decrease in 2000 was an increase of approximately $147,000 in income before depreciation, amortization and interest expense from Two Live Oak Center due to an increase in average economic occupancy from 98% in 1999 to 99% in 2000.

     The decrease in income from Cousins LORET in 1999 was partially due to an increase in interest expense before capitalization of approximately $2,123,000 due to the funding of the $70 million non-recourse financing of The Pinnacle office building on December 30, 1998. Capitalized interest decreased approximately $369,000 due to The Pinnacle becoming partially operational in March 1999. Additionally, depreciation and amortization increased approximately $1,572,000 mainly due to The Pinnacle becoming partially operational. Income before depreciation, amortization and interest expense from The Pinnacle and Two Live Oak Center partially offset the decrease by approximately $2,672,000 and $281,000, respectively. Also partially offsetting the decrease was an increase of approximately $485,000 in interest income in 1999.

     Income from Temco Associates increased from $97,000 in 1998 to $1,270,000 in 1999 and then decreased to $678,000 in 2000. During 2000, approximately 461 acres of the option related to the fee simple interest was exercised and simultaneously sold. CREC's share of the gain on these sales was approximately $773,000. During 1999 and 1998, approximately 466 acres and 83 acres, respectively, of the option related to the fee simple interest was exercised and simultaneously sold. CREC's share of the gain on these sales was approximately $1,229,000 and $96,000, in 1999 and 1998, respectively.

     Income from Gateway increased approximately $762,000 in 2000 due to the Company recognizing its 11.46% current preferred return on its equity in Gateway beginning in the third quarter 2000. Income from 285 Venture, LLC increased approximately $831,000 in 2000 as 1155 Perimeter Center West became partially operational for financial reporting purposes in January 2000. Income from CP Venture LLC decreased from $280,000 in 1998 to $82,000 in 1999 and then increased to $611,000 in 2000. The increase in 2000 was due to a decrease in depreciation and amortization expense. Depreciation and amortization expense was higher in 1999 due to a true-up of 1998 depreciation and amortization expense. Income from Haywood Mall decreased from $4,614,000 in 1998 to $2,433,000 and $71,000 in 1999 and 2000, respectively. The decreases were due to the sale of the Company's 50% interest in the mall in June 1999.

     General and Administrative Expenses. General and administrative expenses increased from $13,087,000 in 1998 to $14,961,000 and $18,452,000 in 1999 and
2000, respectively. General and administrative expenses increased approximately $2,825,000 and $3,491,000 in 1999 and 2000 due to the Company's continued expansion. The 1999 increase was partially offset by an increase in costs capitalized to projects under development of approximately $951,000, as the level of projects under development increased from 1998 to 1999.

     Depreciation and Amortization. Depreciation and amortization increased from $15,173,000 in 1998 to $16,859,000 and $32,784,000 in 1999 and 2000,
respectively. The increases in both 1999 and 2000 were mainly due to the aforementioned office buildings, medical office buildings and retail centers becoming operational. The increases in both 1999 and 2000 were also due to the acquisition of Inforum in June 1999. The increase in 2000 was partially offset by the sale of Laguna Niguel Promenade in March 2000. The increase in 1999 was partially offset by a decrease in depreciation and amortization due to the contribution of nine properties in November 1998 to CP Venture Two LLC, which expenses are included in Income from Unconsolidated Joint Ventures from the date of contribution (see Note 5).

     Stock Appreciation Right Expense. Stock appreciation right expense decreased from $330,000 in 1998 to $108,000 in 1999 and then increased to $468,000 in 2000. This non-cash item is primarily related to the number of stock appreciation rights outstanding and the Company's stock price. The Company's stock price was $27.9375, $22.625 and $21.50 per share at December 31, 2000, 1999 and 1998, respectively. A reduction in the number of stock appreciation rights outstanding due to exercises or forfeitures partially offset the increase in the stock appreciation right expense in 2000.

     Interest Expense. Interest expense decreased from $11,558,000 in 1998 to $600,000 in 1999 and then increased to $13,596,000 in 2000. Interest expense before capitalization decreased from $19,028,000 in 1998 to $16,755,000 in 1999 and then increased to $28,881,000 in 2000. Interest expense before capitalization increased in 2000 due primarily to increases in the net amounts drawn on the Company's credit facility. Also the Company completed three new non-recourse mortgages in 2000, 101 Second Street in April 2000, The Avenue East Cobb in July 2000 and Meridian Mark Plaza in August 2000 (see Note 4). The amount of interest capitalization (a reduction of interest expense), which changes parallel to the level of projects under development, decreased from $16,155,000 in 1999 to $15,285,000 in 2000 due to a lower level of projects under development in 2000.

     Interest expense before capitalization decreased in 1999 primarily due to the contributions of North Point MarketCenter and 100 and 200 North Point Center East, subject to the related mortgage notes payable, to CP Venture Two LLC in November 1998 (see Note 5). The decrease was partially offset by increased interest expense from higher amounts outstanding under the Company's credit facility in 1999. Additionally, the Company assumed the mortgage note payable of Northside/Alpharetta I when it acquired the property in June 1998 and completed the financing of Lakeshore Park Plaza in October 1998, both of which increased interest expense before capitalization in 1999. The amount of interest capitalization increased from $7,470,000 in 1998 to $16,155,000 in 1999, which more than offset the increase in interest expense and resulted in a net decrease in interest expense in 1999.

     Property Taxes on Undeveloped Land. Property taxes on undeveloped land decreased from $900,000 in 1998 to $811,000 and $40,000 in 1999 and 2000,
respectively. Property taxes on undeveloped land decreased in 2000 due to the reversal of estimated amounts accrued for anticipated reassessments of the Company's North Point and Wildwood land holdings. The final reassessments, after appeal, were lower than the anticipated reassessment, and the accrual was reduced.

     Other Expenses. Other expenses increased from $1,263,000 in 1998 to $2,381,000 and $4,086,000 in 1999 and 2000, respectively. The increase in 2000 was partially due to the minority interest's current participation in 101 Second Street, which became partially operational for financial reporting purposes in April 2000, of approximately $829,000. The increases in 2000 and 1999 were also due to increases of approximately $606,000 and $1,850,000, respectively, in Prudential's minority interest in CP Venture Three LLC (see Note 5). Also contributing to the increase in 2000, and partially offsetting the increase in 1999, was a reversal in 1999 of an accrual of approximately $461,000. This accrual was related to an indemnification an insurance company in rehabilitation had made to the Company in 1974 but had defaulted on in 1993. The insurance company, while still in rehabilitation, has been determined to be solvent, and the Company's claim has been formally accepted and approved. The increase in 1999 was also partially offset by a decrease in predevelopment expense of approximately $408,000.

     (Benefit) Provision for Income Taxes From Operations. The benefit for income taxes from operations increased from a benefit of $148,000 in 1998 to a provision for income taxes from operations of $2,442,000 in 1999 then decreased to a benefit of $1,114,000 in 2000. The decrease from a provision in 1999 to a benefit in 2000 was due to a decrease of approximately $6,978,000 from income before income taxes and gain on sale of investment properties of $5,118,000 in 1999 to a loss before income taxes and gain on sale of investment properties of $1,860,000 in 2000 from CREC and its subsidiaries. Such decrease was due to decreases in residential lot sales, net of cost of sales, net commissions from home sales, income from Temco Associates and income from Hickory Hollow Associates. Salaries and related benefits and predevelopment expenses also increased in 2000, which contributed to the loss before income taxes and gain on sale of investment properties from CREC and its subsidiaries. Also contributing to the decrease from a provision for income taxes in 1999 to a benefit for income taxes in 2000 was a decrease of approximately $656,000 in income before income taxes from CREC II and its subsidiaries. Such decrease was due to an increase in interest expense and stock bonus plan expense in 2000. Additionally, true-ups in the accruals required for income taxes related to the 1999 tax returns were also made for CREC and its subsidiaries and CREC II and its subsidiaries which increased the 2000 benefit for income taxes from operations by approximately $548,000 and $208,000, respectively.

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

     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision, was $3,944,000, $58,767,000 and $11,937,000 in 1998, 1999 and 2000, respectively. The 2000 gain included the following: the March 2000 sale of Laguna Niguel Promenade ($7.2 million), the April 2000 sale of 2 acres of North Point land ($.6 million) and the amortization of net deferred gain from the Prudential transaction ($4.1 million) (see Note 5).

     The 1999 gain included the following: the January 1999 sale of 3 acres of McMurray land ($.1 million), the February 1999 sale of Abbotts Bridge Station ($3.5 million), the March 1999 sale of Kennesaw Crossings shopping center ($.9 million), the May 1999 sale of 2 acres at Hidden Hills ($.1 million), the June 1999 sale of the Company's 50% interest in Haywood Mall ($50.1 million) (see
Note 5), and the amortization of net deferred gain from the Prudential transaction ($4.1 million) (see Note 5).

     Cumulative Effect of Change in Accounting Principle. The Company's early adoption of SFAS No. 133 on October 1, 2000 resulted in a reduction in net income of approximately $566,000, which was recorded as a cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Income. The Company owns 248,441 warrants to purchase common stock of Cypress Communications, Inc. which were previously recorded as an asset with an estimated value of approximately $566,000. SFAS No. 133 only affects the Company as it relates to its ownership of warrants to purchase common stock in other companies, which under SFAS No. 133 are considered derivatives and must be marked-to-market each period.

Liquidity and Capital Resources:

     Financial Condition. The Company's adjusted debt (including its pro rata share of unconsolidated joint venture debt) was 33% of total market capitalization at December 31, 2000. Adjusted debt is defined as the Company's debt and the Company's pro rata share of unconsolidated joint venture debt as disclosed in Note 4, excluding the Charlotte Gateway Village, LLC debt as it is fully exculpated debt which is supported by a long-term lease to Bank of America Corporation. As discussed in Note 4, in December 2000, the Company temporarily increased its $150 million credit facility to $225 million, which increase expires June 30, 2001. The Company had $174.3 million drawn on this credit facility as of December 31, 2000.

     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 8, by using its existing credit facilities (increasing those credit facilities as required), long-term non-recourse financing on the Company's unleveraged projects, joint ventures, project sales and other financings as market conditions warrant. In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities, of which approximately $132 million remains available at December 31, 2000. The Company from time to time evaluates opportunities and strategic alternatives, including but not limited to joint ventures, mergers and acquisitions and new private or publicly-owned entities created to hold existing assets and acquire new assets. These alternatives may also include sales of single or multiple assets when the Company perceives opportunities to capture value and redeploy proceeds or distribute proceeds to stockholders. The Company's consideration of these alternatives is part of its ongoing strategic planning process. There can be no assurance that any such alternative, if undertaken and consummated, would not materially adversely affect the Company or the market price of the Company's Common Stock.

     Cash Flows. Net cash provided by operating activities increased from $90.1 million in 1998 to $91.8 million and $103.6 million in 1999 and 2000, respectively. The increases resulted partially from an improvement in income before gain on sale of investment properties and cumulative effect of change in accounting principle of $4.0 million and $5.4 million in 1999 and 2000, respectively. Additionally, depreciation and amortization increased $1.5 million and $14.9 million in 1999 and 2000, respectively. Operating distributions from unconsolidated joint ventures favorably impacted 1999 with an increase of $12.4 million, but partially offset the increase in net cash provided by investing activities in 2000 by decreasing $3.5 million. The increase in 1999 was due to $8.3 million of distributions from CP Venture LLC. Additionally, distributions from CSC and Cousins LORET increased $1.9 million and $6.5 million, respectively, in 1999. These increases were partially offset by a decrease of distributions from Wildwood Associates of $4.0 million in 1999. The decrease in operating distributions from unconsolidated joint ventures in 2000 was partially due to a decrease in operating distributions from CP Venture LLC of $6.2 million. The final distribution of $4.1 million was made in 1999 from Haywood Mall Associates due to the sale of the Company's 50% interest in Haywood Mall in June 1999, further contributing to the decrease in operating distributions in 2000. Operating distributions from Cousins LORET decreased by $4.3 million in 2000 and distributions from Hickory Hollow Associates, which was dissolved in early 2000, decreased $.4 million in 2000. Partially offsetting the decrease in operating distributions in 2000 was an increase of $5.0 million of operating distributions from Wildwood Associates, an increase of $1.8 million in operating distributions from Temco Associates and an increase of $3.2 million of operating distributions from Cousins Stone LP, which was formed in June 1999. Additionally, operating distributions from Gateway of $.7 million were received in 2000 as the Company began receiving its 11.46% current preferred return (see
Note 5), and operating distributions from 285 Venture, LLC of $1.0 million were received as 1155 Perimeter Center West became partially operational for financial reporting purposes in 2000 (see Note 5). Residential lot and outparcel cost of sales partially offset the increase in net cash provided by operating activities in 1999 and 2000 by decreasing $1.0 million and $3.2 million, respectively. Changes in other operating assets and liabilities decreased $13.2 million and $.9 million in 1999 and 2000, respectively, which decrease also partially offset the increase in net cash provided by operating activities. Furthermore, the effect of recognizing rental revenues on a straight-line basis partially offset the increase in net cash provided by operating activities by $.7 million and $1.0 million in 1999 and 2000, respectively. An increase in income from unconsolidated joint ventures of $1.2 million also partially offset the increase in net cash provided by operating activities in 1999.

     Net cash used in investing activities increased from $100.5 million in 1998 to $158.9 million in 1999 and $230.9 million in 2000. A decrease of $125.5 million in net cash received in formation of venture due to Prudential contributing the final amounts due in 1999 related to the formation of the Prudential venture (see Notes 5 and 9) increased net cash used in investing activities. Additionally, net cash provided by sales activities, which also increases net cash used in investing activities, decreased $58.9 million primarily due to the June 1999 sale of the Company's 50% interest in Haywood Mall. Non-operating distributions from unconsolidated joint ventures decreased $3.6 million in 2000, which also contributed to the increase in net cash used in investing activities. Non-operating distributions from Wildwood Associates decreased $2.0 million, and non-operating distributions from Cousins LORET decreased $1.6 million. Change in other assets, net, increased $1.9 million, which further contributed to the increase in net cash used in investing activities. Collection of notes receivable, net of investment in notes receivable, decreased $3.5 million, which also contributed to the increase in net cash used in investing activities. Property acquisition and development expenditures decreased $122.0 million, which partially offset the increase in net cash used in investing activities, due to a lower level of projects under development in 2000.

     Property acquisition and development expenditures increased $143.7 million due to a higher level of projects under development in 1999. Investment in unconsolidated joint ventures increased $1.5 million in 1999, which further increased net cash used in investing activities. Non-operating distributions from unconsolidated joint ventures, which reduce net cash used in investing activities, decreased $19.0 million in 1999. The decrease in non-operating distributions from unconsolidated joint ventures was mainly due to a decrease of non-operating distributions of $21.6 million from Wildwood Associates. The decrease was partially offset by an increase of $1.6 million of non-operating distributions from Cousins LORET. Other assets, net, decreased $4.1 million which further contributed to the increase in net cash used in investing activities. Net cash provided by sales activities increased $79.5 million mainly due to the June 1999 sale of the Company's 50% interest in Haywood Mall and to the February 1999 sale of Abbotts Bridge Station, which partially offset the increase in net cash used in investing activities. The increase in net cash provided by sales activities was partially offset by deferred income recognized, which increased $3.6 million, as the net deferred gain from the Prudential transaction was amortized into income for the full year of 1999 (see Note 5). Also partially offsetting the increase in net cash used in investing activities was an increase in net cash received of $22.4 million from the formation of the Prudential venture as Prudential contributed its remaining amounts owed (see Notes 5 and 9). Net investment in notes receivable increased $7.9 million which also partially offset net cash used in investing activities.

     Net cash used in financing activities increased from $20.9 million in 1998 to net cash provided by financing activities of $67.2 million and $127.5 million in 1999 and 2000, respectively. The increase in 2000 was primarily due to an increase in proceeds from other notes payable of $154.5 million, as the Company completed three financings in 2000 (see Note 4), as compared to none in 1999. Common stock sold, net of expenses, increased $2.4 million which further contributed to the increase in net cash provided by financing activities. Also contributing to the increase was a decrease of $5.0 million for the 1999 purchase of treasury stock. Partially offsetting the increase in net cash provided by financing activities was a decrease of $75.9 million in net amounts drawn on the Company's credit facility. Also, repayment of other notes payable increased by $19.2 million primarily due to the repayment in full upon its maturity in 2000 of the note payable to First Union National Bank (see Note 4) which further offset the increase in net cash provided by financing activities. Dividends paid increased by $6.4 million due to an increase in dividends paid per share from $1.12 in 1999 to $1.24 in 2000 and an increase in the number of shares outstanding, which also partially offset the increase in net cash provided by financing activities.

     The increase in 1999 was mainly due to an increase of $108.4 million in net amounts drawn on the Company's credit facility. Common stock sold, net of expenses, increased $1.7 million which further contributed to the change to net cash provided by financing activities. Partially offsetting the increase in net cash provided by financing activities was an increase in dividends paid of $6.8 million. Dividends paid per share increased from $.99 in 1998 to $1.12 in 1999 and the number of shares outstanding increased. The $5.0 million purchase of treasury stock in 1999 also partially offset the increase in net cash provided by financing activities. The Company completed one financing in 1998, as compared to none in 1999. Therefore, proceeds from other notes payable decreased $10.9 million which partially offset the increase in net cash provided by financing activities.

     Effects of Inflation. The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants. Quantitative and Qualitative Disclosure about Market Risk

     The variable rate debt is from the Company's credit facility, which is drawn on as needed and was temporarily increased in December 2000 (see Note 4), and from a construction loan at an unconsolidated joint venture, Charlotte Gateway Village, LLC. Since these rates are floating, the Company is exposed to the impact of interest rate changes. None of the Company's notes receivable have variable interest rates. The Company does not enter into contracts for trading purposes and does not use leveraged instruments. The following table summarizes the Company's market risk associated with notes payable and notes receivable as of December 31, 2000. The information presented below should be read in conjunction with Notes 3 and 4. The table presents principal cash flows and related weighted average interest rates by expected year of maturity. Variable rate represents the floating interest rate calculated at December 31, 2000.




                                                            Expected Year of Maturity
                                  ----------------------------------------------------------------------------
                                                                                                        Fair
                                    2001      2002     2003     2004     2005   Thereafter    Total     Value
                                  ----------------------------------------------------------------------------
                                                                ($ in thousands)

Notes Payable (including
  share of unconsolidated
  joint ventures):
     Fixed Rate                   $17,963  $ 11,100  $11,545  $12,547  $78,589   $365,028   $496,772  $504,694
     Average Interest Rate          7.70%     7.47%    7.47%    7.47%    7.70%      7.78%      7.67%        --

     Variable Rate                $24,296  $220,309  $    --  $    --  $    --   $     --   $244,605  $244,605
     Average Interest Rate          7.30%     7.14%       --       --       --         --      7.16%        --

Notes Receivable:
     Fixed Rate                   $ 1,869  $  1,172  $23,693  $    --  $    --   $     --   $ 26,734  $ 32,909
     Average Interest Rate          9.11%     9.00%   10.00%       --       --         --      9.89%        --



Cousins Properties Incorporated and Consolidated Entities

MARKET AND DIVIDEND INFORMATION
-------------------------------------------------------------------------------------------------------------------
     The high and low  sales  prices  for the  Company's  common  stock and cash dividends declared per share were as follows:

                                         2000 Quarters                               1999 Quarters
                            ---------------------------------------      ----------------------------------------
                             First    Second       Third     Fourth       First     Second      Third      Fourth
                            ------    ------      ------     ------      ------     ------     ------      ------
High                        $24.94    $26.75      $30.44     $28.67      $21.54     $24.33     $25.50      $23.67
Low                          21.94     24.94       25.75      25.69       19.25      19.29      22.33       20.42
Dividends Declared             .30       .30         .30        .34         .27        .27        .28         .30
Payment Date                2/23/00  5/30/00     8/25/00   12/22/00     2/23/99    5/28/99    8/26/99    12/22/99

     The Company's  stock trades on the New York Stock  Exchange  (ticker symbol
CUZ). At February 28, 2001, there were 1,184 stockholders of record.

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

     Capital Gains Dividends - In some years, as it did in 2000, 1999 and 1998, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of "Notes to Consolidated Financial Statements"). For individuals, the capital gain portion of the dividends is subtracted from total dividends on Schedule B of IRS Form 1040 and reported separately on Schedule D of IRS Form 1040 as a capital gain.

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





Cousins Properties Incorporated and Consolidated Entities

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Selected  quarterly  information for the two years ended December 31, 2000 ($ in thousands, except per share amounts):

                                                                                                 Quarters
                                                                                 ----------------------------------------
                                                                                  First      Second     Third      Fourth
                                                                                 -------    -------    -------    -------
2000:
Revenues                                                                         $28,653    $35,842    $37,335    $42,802
Income from unconsolidated joint ventures                                          3,877      4,407      5,360      5,808
Gain on sale of investment properties, net of applicable income
   tax provision                                                                   8,292      1,575      1,028      1,042
Net income before cumulative effect of change in accounting principle             20,941     13,139     13,696     14,833
Cumulative effect of change in accounting principle                                   --         --         --       (566)
                                                                                 -------    -------    -------    -------
Net income                                                                        20,941     13,139     13,696     14,267
Basic net income per share before cumulative effect of change in
   accounting principle                                                              .44        .27        .28        .30
Cumulative effect of change in accounting principle per share                         --         --         --       (.01)
                                                                                 -------    -------    -------    -------
Basic net income per share                                                           .44        .27        .28        .29
                                                                                 =======    =======    =======    =======
Diluted net income per share before cumulative effect of change in
   accounting principle                                                              .43        .27        .27        .29
Cumulative effect of change in accounting principle per share                         --         --         --       (.01)
                                                                                 -------    -------    -------    -------
Diluted net income per share                                                         .43        .27        .27        .28
                                                                                 =======    =======    =======    =======

1999:

Revenues                                                                         $18,684    $23,087    $26,437    $29,616
Income from unconsolidated joint ventures                                          4,107      5,392      4,647      5,491
Gain on sale of investment properties, net of applicable income
  tax provision                                                                    5,508     51,198      1,029      1,032
Net income                                                                        15,002     63,566     12,887     12,627
Basic net income per share                                                           .31       1.32       .27         .26
Diluted net income per share                                                         .31       1.29       .26         .26


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

INVESTOR RELATIONS CONTACT

Carl Y. Dickson, Vice President and Director of Investor Relations

Cousins Properties Incorporated and Consolidated Entities


DIRECTORS

T. G. Cousins
Chairman of the Board and
Chief Executive Officer

Thomas D. Bell, Jr.
Vice Chairman of the Board of
Cousins Properties Incorporated
Special Limited Partner
Forstmann Little & Co.

Richard W. Courts, II
Chairman
Atlantic Investment Company

Lillian C. Giornelli
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

Terence C. Golden
Chairman
Bailey Capital Corporation

Boone A. Knox
Chairman
Regions Bank of Central Georgia

John J. Mack*
Former President and Chief
Operating Officer
Morgan Stanley Dean Witter & Co.

Hugh L. McColl, Jr.*
Chairman and Chief Executive
Officer
Bank of America Corporation

William Porter Payne
Partner
Gleacher & Co.

Richard E. Salomon**
Managing Director
Mecox Ventures, Inc.

R. Dary Stone
President and Chief Operating
Officer

Henry C. Goodrich
Director Emeritus

CORPORATE

T. G. Cousins
Chairman of the Board and
Chief Executive Officer

R. Dary Stone
President and Chief Operating
Officer

Tom G. Charlesworth
Executive Vice President and
Chief Investment Officer

Kelly H. Barrett
Senior Vice President and
Chief Financial Officer

George J. Berry
Senior Vice President

Dan G. Arnold
Vice President and Director of
Information Systems

Carl Y. Dickson
Vice President and Director of
Investor Relations

Patricia A. Isaacs
Vice President and Controller

Kristin R. Myers
Vice President and Director of Tax

Mark A. Russell
Vice President and
Chief Financial Analyst

Lisa R. Simmons
Director of Corporate
Communications

OFFICE DIVISION

Craig B. Jones
President

W. Henry Atkins
Senior Vice President - Charlotte

Jack A. LaHue
Senior Vice President - Asset
Management

John S. McColl
Senior Vice President

John L. Murphy
Senior Vice President

Dara J. Nicholson
Senior Vice President - Property
Management

W. James Overton
Senior Vice President - Development

C. David Atkins
Vice President - Charlotte

John S. Durham
Vice President - Leasing

Lee Eastwood
Vice President - Leasing

Walter L. Fish
Vice President - Leasing

Ronald C. Sturgis
Vice President - Property
Management

John R. Ward
Vice President - Asset Management

RETAIL DIVISION

Joel T. Murphy
President

William I. Bassett
Senior Vice President - Development

Alexander A. Chambers
Senior Vice President - Development

Michael I. Cohn
Senior Vice President - Development

Thomas D. Lenny
Senior Vice President - Western Region

Robert A. Manarino
Senior Vice President - Western Region

Robert S. Wordes
Senior Vice President - Asset
Management

Keven D. Doherty
Vice President - Development
Western Region

Terry M. Hampel
Vice President - Property
Management

Bradley T. Kempson
Vice President - Leasing
Western Region

Michael J. Quinley
Vice President - Development

Amy S. Siegel
Vice President - Leasing

CONSTRUCTION DIVISION

Michael E. Bird
Senior Vice President - Construction

James D. Dean
Vice President - Construction

James F. George
Vice President - Construction

John N. Goff
Vice President - Construction

Lloyd P. Thompson, Jr.
Vice President - Construction

LAND DIVISION***
(Cousins Neighborhoods)

Bruce E. Smith
President

Craig A. Lacey
Vice President - Development




  *Director nominees for election May 1, 2001.
 **Director retiring May 1, 2001.
*** Officers of Cousins Real Estate Corporation only.