Form 10-K, Exhibit 13
period 2001-12-31
COUSINS PROPERTIES INC
filed 2002-03-27
CIK 25232

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)
                                                              December 31,
                                                         ----------------------
                                                            2001        2000
                                                         ----------  ----------
ASSETS
------
PROPERTIES (Notes 4 and 8):
   Operating properties, net of accumulated
     depreciation of $106,039 in 2001 and
     $70,059 in 2000                                     $  771,119  $  772,361
   Land held for investment or future development            15,294      15,209
   Projects under construction                              140,833      93,879
   Residential lots under development                        12,520       3,001
                                                         ----------------------
     Total properties                                       939,766     884,450

CASH AND CASH EQUIVALENTS, at cost, which
   approximates market                                       10,556       1,696

NOTES AND OTHER RECEIVABLES (Note 3)                         39,920      40,307

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
   (Notes 4 and 5)                                          185,397     175,471

OTHER ASSETS                                                 36,377      13,828
                                                         ----------------------
       TOTAL ASSETS                                      $1,212,016  $1,115,752
                                                         ======================
LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------

NOTES PAYABLE (Note 4)                                   $  585,275  $  485,085

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                     27,149      31,025

DEPOSITS AND DEFERRED INCOME                                  2,422       2,551
                                                         ----------------------
       TOTAL LIABILITIES                                    614,846     518,661
                                                         ----------------------
DEFERRED GAIN (Note 5)                                      107,676     111,858

MINORITY INTERESTS                                           26,821      30,766

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT (Note 6):
   Common stock, $1 par value; authorized
     150,000,000 shares, issued 50,106,110 in 2001
     and 49,364,477 in 2000                                  50,106      49,364
   Additional paid-in capital                               276,268     259,659
   Treasury stock at cost, 681,000 shares in 2001
      and 153,600 shares in 2000                            (17,465)     (4,990)
   Unearned compensation                                     (3,580)     (4,690)
   Cumulative undistributed net income                      157,344     155,124
                                                         ----------------------
       TOTAL STOCKHOLDERS' INVESTMENT                       462,673     454,467
                                                         ----------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT    $1,212,016  $1,115,752
                                                         ======================

The accompanying notes are an integral part of these consolidated balance sheets.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
($ in thousands, except per share amounts)
                                                    Years Ended December 31,
                                                  ----------------------------
                                                    2001      2000      1999
                                                  --------  --------  --------
REVENUES:
   Rental property revenues (Note 10)             $145,469  $113,986  $ 62,480
Development income                                   6,179     4,251     6,165
   Management fees                                   7,966     4,841     4,743
   Leasing and other fees                            5,344     1,608     2,991
   Residential lot and outparcel sales               6,682    13,951    17,857
   Interest and other                                6,061     5,995     3,588
                                                  ----------------------------
                                                   177,701   144,632    97,824
                                                  ----------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES
  (Note 5)                                          22,897    19,452    19,637
                                                  ----------------------------
COSTS AND EXPENSES:
   Rental property operating expenses               43,985    33,416    19,087
   General and administrative expenses              27,010    18,452    14,961
   Depreciation and amortization                    44,652    32,784    16,859
   Stock appreciation right (credit) expense
     (Note 6)                                         (276)      468       108
   Residential lot and outparcel cost of sales       5,910    11,684    14,897
   Interest expense (Note 4)                        27,610    13,596       600
   Property taxes on undeveloped land                  619        40       811
   Other                                             4,324     4,086     2,381
                                                  ----------------------------
                                                   153,834   114,526    69,704
                                                  ----------------------------
INCOME FROM OPERATIONS BEFORE INCOME TAXES,
   GAIN ON SALE OF INVESTMENT PROPERTIES AND
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE                                        46,764    49,558    47,757

(BENEFIT) PROVISION FOR INCOME TAXES FROM
   OPERATIONS                                         (555)   (1,114)    2,442
                                                  ----------------------------
INCOME BEFORE GAIN ON SALE OF INVESTMENT
   PROPERTIES AND CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                          47,319    50,672    45,315
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION                  23,496    11,937    58,767
                                                  ----------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE                             70,815    62,609   104,082
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE (Note 1)                                   --      (566)       --
                                                  ----------------------------
NET INCOME                                        $ 70,815  $ 62,043  $104,082
                                                  ============================
BASIC NET INCOME PER SHARE:
   Income before cumulative effect of change in
     accounting principle                         $   1.44  $   1.29  $   2.16
   Cumulative effect of change in accounting
     principle                                          --     (0.01)       --
                                                  ----------------------------
   Basic net income per share                     $   1.44  $   1.28  $   2.16
                                                  ============================
DILUTED NET INCOME PER SHARE:
   Income before cumulative effect of change in
     accounting principle                         $   1.41  $   1.26  $   2.12
   Cumulative effect of change in accounting
     principle                                          --     (0.01)       --
                                                  ----------------------------
   Diluted net income per share                   $   1.41  $   1.25  $   2.12
                                                  ============================
CASH DIVIDENDS DECLARED PER SHARE (Note 6)        $   1.39  $   1.24    $1.12
                                                  ============================
WEIGHTED AVERAGE SHARES                             49,205    48,632    48,138
                                                  ============================
DILUTED WEIGHTED AVERAGE SHARES                     50,280    49,731    49,031
                                                  ============================

The accompanying notes are an integral part of these consolidated statements.


Cousins Properties Incorporated and Consolidated Entities

-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT (NOTE 6)
Years Ended December 31, 2001, 2000 and 1999
($ in thousands)
                                                  Additional                                    Cumulative
                                      Common        Paid-In      Treasury         Unearned     Undistributed
                                      Stock         Capital        Stock        Compensation    Net Income       Total
                                      ------      ----------     --------       ------------   -------------   --------

BALANCE, December 31, 1998            $47,754       $228,911     $     --         $    --         $103,200     $379,865

   Net income, 1999                        --             --           --              --          104,082      104,082
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                117          1,230           --              --               --        1,347
     Dividend reinvestment plan           544         10,760           --              --               --       11,304
   Dividends declared                      --             --           --              --          (53,886)     (53,886)
   Purchase of treasury stock              --             --       (4,990)             --               --       (4,990)
                                      ---------------------------------------------------------------------------------
BALANCE, December 31, 1999             48,415        240,901       (4,990)             --          153,396      437,722

   Net income, 2000                        --             --           --              --           62,043       62,043
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                195          3,491           --              --               --        3,686
     Dividend reinvestment plan           489          8,672           --              --               --        9,161
     Stock grant                          265          6,595           --          (4,690)              --        2,170
   Dividends declared                      --             --           --              --          (60,315)     (60,315)
                                      ---------------------------------------------------------------------------------
BALANCE, December 31, 2000             49,364        259,659       (4,990)         (4,690)         155,124      454,467

   Net income, 2001                        --             --           --              --           70,815       70,815
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan                162          3,339           --              --               --        3,501
     Dividend reinvestment plan           578         13,299           --              --               --       13,877
     Stock grant and related
       amortization                         2            (29)          --           1,110               --        1,083
   Dividends declared                      --             --           --              --          (68,595)     (68,595)
   Purchase of treasury stock              --             --      (12,475)             --               --      (12,475)
                                      ---------------------------------------------------------------------------------
BALANCE, December 31, 2001            $50,106       $276,268     $(17,465)        $(3,580)        $157,344     $462,673
                                      =================================================================================





The accompanying notes are an integral part of these consolidated statements.


Cousins Properties Incorporated and Consolidated Entities
CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 9)
-------------------------------------------------------------------------------------------------------------------------
($ in thousands)
                                                                                             Years Ended December 31,
                                                                                         --------------------------------
                                                                                           2001        2000        1999
                                                                                         --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income before gain on sale of investment properties and cumulative
     effect of change in accounting principle                                            $ 47,319    $ 50,672    $ 45,315
   Adjustments to reconcile income before gain on sale of investment properties and cumulative effect of change in accounting principle to net cash provided by operating activities:
       Depreciation and amortization, net of minority interest's share                      44,556     31,522      16,658
       Amortization of unearned compensation                                                 1,019         --          --
       Stock appreciation right (credit) expense                                              (276)       468         108
       Cash charges to expense accrual for stock appreciation rights                          (975)      (536)       (209)
       Effect of recognizing rental revenues on a straight-line basis                       (2,380)    (2,111)     (1,064)
       Income from unconsolidated joint ventures                                           (22,897)   (19,452)    (19,637)
       Operating distributions from unconsolidated joint ventures                           26,378     32,538      36,051
       Residential lot and outparcel cost of sales                                           4,445     10,576      13,802
       Changes in other operating assets and liabilities:
         Change in other receivables                                                         1,990     (2,783)     (1,903)
         Change in accounts payable and accrued liabilities                                 (5,159)     2,692       2,706
                                                                                          -------------------------------
Net cash provided by operating activities                                                   94,020    103,586      91,827
                                                                                          -------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Gain on sale of investment properties, net of applicable income tax provision            23,496     11,937      58,767
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                                        36,253     17,510      29,576
       Deferred income recognized                                                           (4,126)    (4,112)     (4,123)
       Non-cash gain on disposition of leasehold interests                                    (236)        --          --
   Property acquisition and development expenditures                                      (140,346)  (215,958)   (337,961)
   Non-operating distributions from unconsolidated joint ventures                           18,600         --       3,635
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                                     (44,030)   (36,820)    (36,195)
   Investment in notes receivable                                                           (1,308)    (1,214)     (1,191)
   Collection of notes receivable                                                            2,916      2,742       6,258
   Change in other assets, net                                                              (9,787)    (4,978)     (3,112)
   Net cash received in formation of a venture                                                  --         --     125,469
   Net cash paid in acquisition of a business                                               (2,126)        --          --
                                                                                          -------------------------------
Net cash used in investing activities                                                     (120,694)  (230,893)   (158,877)
                                                                                          -------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of credit facility                                                           (318,510)  (287,711)   (253,023)
   Proceeds from credit facility                                                           298,030    331,356     372,554
   Common stock sold, net of expenses                                                       16,414     15,017      12,651
   Purchase of treasury stock                                                              (12,475)        --      (4,990)
   Dividends paid                                                                          (68,595)   (60,315)    (53,886)
   Proceeds from other notes payable                                                       126,500    154,500          --
   Repayment of other notes payable                                                         (5,830)   (25,317)     (6,132)
                                                                                          -------------------------------
Net cash provided by financing activities                                                   35,534    127,530      67,174
                                                                                          -------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                    8,860        223         124
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                               1,696      1,473       1,349
                                                                                          -------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $ 10,556   $  1,696    $  1,473
                                                                                          ===============================


The accompanying notes are an integral part of these consolidated statements.

Cousins Properties Incorporated and Consolidated Entities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
December 31, 2001, 2000 and 1999


1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:
     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins"), its majority owned partnerships and wholly owned subsidiaries, Cousins Real Estate Corporation ("CREC") and its subsidiaries and CREC II Inc. ("CREC II") and its subsidiaries. Information regarding CREC and CREC II is included in Note 2. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's ___ investments in its non-majority owned and/or non-controlled joint ventures are recorded using the equity method of accounting. Information regarding the non-majority owned and/or non-controlled joint ventures is included in Note 5.
     Income Taxes:
     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding the consolidated taxable income of CREC and its wholly owned subsidiaries and CREC II and its wholly owned subsidiaries) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see Note 7). CREC and its wholly owned subsidiaries and CREC II and its wholly owned subsidiaries each file a consolidated federal income tax return.
     Depreciation and Amortization:
     Real estate assets are stated at depreciated cost. Buildings are depreciated over 30 to 40 years. Buildings that were acquired are depreciated over 15, 25 and 30 years. Furniture, fixtures and equipment are depreciated over 3 to 5 years. Leasehold improvements and tenant improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.
     Long-Lived Assets:
     Long-lived assets include property, goodwill and other assets which are held and used by an entity. The carrying value of long-lived assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected undiscounted future operating cash flows derived from such assets are less than their carrying value. Management believes no such impairments have occurred during any of the periods presented.
     Fee Income and Cost Capitalization:
     Development, construction, management and leasing fees received from unconsolidated joint ventures are recognized as earned. A portion of these fees may be capitalized by the joint ventures; however, the Company expenses salaries and other direct costs related to this income.
     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. These fees totaled $2,585,000, $3,048,000 and $4,676,000 in 2001, 2000 and 1999, respectively. Management fees received from consolidated entities are shown as a reduction in rental property operating expenses. Costs related to planning, development, leasing and construction of properties (including related general and administrative expenses) are capitalized.
     Interest, real estate taxes, and rental property expenses of properties are also capitalized during the lease up phase of a project based on the percentage of the project available for occupancy. Interest is capitalized to investments accounted for by the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.
     Earnings Per Share ("EPS"):
     Basic EPS is calculated as net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated as net income available to common stockholders divided by the diluted weighted average number of common shares outstanding during the period. Diluted weighted average number of common shares is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding. The net income amount used in the Company's EPS calculations is the same for both basic and diluted EPS.
     Per share data is as follows (in thousands):
                                      2001    2000     1999
                                    ------   ------   ------

Weighted average shares             49,205   48,632   48,138
Dilutive potential common shares     1,075    1,099      893
                                    ------------------------
Diluted weighted average shares     50,280   49,731   49,031
                                    ========================
Anti-dilutive options not included     957      906    1,016
                                    ========================



     Cash and Cash Equivalents:
     Cash and cash equivalents include cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 2001, cash and cash equivalents included $804,167 which is restricted under debt agreements.
     Rental Property Revenues:
     In accordance with Statement of Financial Accounting Standard ("SFAS") No. 13, income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) is recognized on a straight-line basis.
     Recent Accounting Pronouncements:
     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 eliminates the amortization of goodwill and certain other intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. The Company adopted the standard effective January 1, 2002 for previous acquisitions and effective June 30, 2001 for prospective acquisitions. Amortization of goodwill was approximately $654,000, $321,000 and $310,000 in 2001, 2000 and 1999, respectively. The Company completed its first fair value-based impairment test subsequent to year-end and concluded there is no impairment of goodwill.
     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes new rules for measuring impairment of long-lived assets and accounting for discontinued operations. The Company adopted the standard effective January 1, 2002 and does not believe the standard will have a significant impact on its financial statements.
     Cumulative Effect of Change in Accounting Principle:
     The cumulative effect of change in accounting principle is related to the Company's adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000.
     Use of Estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.
     Reclassifications:
     Certain 2000 amounts have been reclassified to conform with the 2001 presentation.

2.   CREC AND CREC II

     CREC conducts certain development and leasing activities for real estate projects. CREC also manages a joint venture property in which it has an ownership interest. Cousins provides all the operating capital for CREC and has approval rights over services CREC performs. At December 31, 2001, 2000 and 1999, Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's non-voting common stock, which is entitled to 95% of any dividends of CREC after preferred dividend requirements. Thomas G. Cousins, Chairman of the Board of Cousins and an officer and director of CREC, owns 100% of the voting common stock of CREC, which he purchased for $100 and which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($10,653,000 in aggregate) exceeds CREC's $7,387,382 of equity.
     CREC II owns the Company's investment in Cousins Properties Services LP (formerly Cousins Stone LP, see Note 5). Cousins provides all of the operating capital for CREC II and has approval rights over services CREC II performs. Cousins owns 100% of CREC II's $835,000 par value, 10% cumulative preferred stock and 100% of CREC II's non-voting common stock, which is entitled to 95% of any dividends of CREC II after preferred dividend requirements. Mr. Cousins, who is an officer and director of both Cousins and CREC II, owns 100% of the voting common stock of CREC II, which he purchased for $64,000 and which voting common stock is entitled to 5% of any dividends of CREC II after preferred dividend requirements. CREC II is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC II has paid no common dividends to date and as of December 31, 2001, undistributed cumulative preferred dividends were $83,500. Minority interest expense has been recognized for Mr. Cousins' ownership.

-------------------------------------------------------------------------------
3.   NOTES AND OTHER RECEIVABLES

     At December 31, 2001 and 2000, notes and other receivables included the following ($ in thousands):
                                                                2001     2000
                                                              -------  -------
        650 Massachusetts Avenue Mortgage Notes               $25,001  $24,236
        Daniel Realty Company Note Receivable                      --    1,808
        Miscellaneous Notes                                        18      583
        Cumulative rental revenue recognized on a straight-
          line basis in excess of revenue accrued in
          accordance with lease terms (see Note 1)              7,885    5,505
        Other Receivables                                       7,016    8,175
                                                              ----------------
        Total Notes and Other Receivables                     $39,920  $40,307
                                                              ================

-------------------------------------------------------------------------------

     650 Massachusetts Avenue Mortgage Notes - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million (a $32 million and a $5 million note) at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 rentable square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $27.6 million. The notes require minimum monthly payments totaling $2,818,000 annually, which are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income. Amounts in excess of the minimum required payments ($543,000 and $750,000 in 2001 and 2000, respectively) are treated as a reduction of principal. During 2000, it became probable that the Company's $5 million note would be repaid in full (which subsequently occurred in April 2001), thus reducing the carrying value of the $32 million note to $23 million, which was substantially lower than the balance of the $32 million note originally estimated to be approximately $27.6 million. As a result, beginning in the third quarter of 2000 and continuing until the notes mature December 31, 2003, the Company is amortizing into interest income this difference of approximately $4.6 million between the Company's carrying value and the amount due under the note, which equals $327,000 per quarter.
     Daniel Realty Company Note Receivable - On December 27, 1996, the Company entered into a venture with Daniel Realty Company ("Daniel"), a privately held real estate company headquartered in Birmingham, Alabama, which focuses on the development and acquisition of commercial office properties. The arrangement with Daniel included a loan to Daniel of up to $9.5 million which had an interest rate of 11%, required semiannual principal payments commencing February 1, 1998 and matured on December 31, 2003.
     On December 31, 1997, upon paydown of the outstanding balance of the note receivable to $4 million, the Company amended the note, which reduced the interest rate to 9% and required quarterly payments of principal and interest, which commenced April 1, 1998, in the amount of $250,568. The loan was repaid in full in November 2001.
     Fair Value - The estimated fair value of the Company's $25.0 million and $26.6 million of notes receivable at December 31, 2001 and 2000, respectively, was $29.2 million and $32.9 million, respectively, calculated by discounting future cash flows from the notes receivable at estimated rates at which similar loans would be made currently.



4.   NOTES PAYABLE, COMMITMENTS, AND CONTINGENT LIABILITIES

     At December 31, 2001 and 2000, notes payable included the following ($ in thousands):

                                                  December 31, 2001                        December 31, 2000
                                         -----------------------------------     -------------------------------------
                                                      Share of                                 Share of
                                                   Unconsolidated                           Unconsolidated
                                         Company   Joint Ventures    Total        Company   Joint Ventures      Total
                                         -------   --------------   --------      -------   --------------    --------

   Floating Rate Credit Facility
     and Floating Rate Debt              $153,816     $  7,614      $161,430      $174,296    $ 70,309        $244,605

   Other Debt (primarily non-recourse
     fixed rate mortgages)                431,459      268,299       699,758       310,789     185,983         496,772
                                         -----------------------------------------------------------------------------
                                         $585,275     $275,913      $861,188      $485,085    $256,292        $741,377
                                         =============================================================================



   The following table summarizes the terms of the debt outstanding at December
31, 2001 ($ in thousands):

                                                                                 Term/
                                                                             Amortization                   Balance at
                                                                                Period           Final     December 31,
             Description                                       Rate             (Years)        Maturity        2001
             -----------                                  --------------     ------------      --------    ------------
Company Debt:
-------------
   Credit facility (a maximum of $275,000),               Floating based
     unsecured                                               on LIBOR            3/N/A          8/31/04      $153,816
   Note secured by Company's interest in
     CSC Associates, L.P.                                     6.677%             15/20          2/15/11        66,007
   Perimeter Expo mortgage note                                8.04%             10/30          8/15/05        20,088
   101 Independence Center mortgage note                       8.22%             11/25          12/1/07        45,864
   Lakeshore Park Plaza mortgage note                          6.78%             10/30          11/1/08        10,300
   Northside/Alpharetta I mortgage note                        7.70%             8/28            1/1/06        10,082
   101 Second Street mortgage note                             8.33%             10/30          4/19/10        88,858
   The Avenue East Cobb mortgage note                          8.39%             10/30           8/1/10        38,592
   Meridian Mark Plaza mortgage note                           8.27%             10/28          10/1/10        25,194
   Presidential MarketCenter mortgage note                     7.65%             10/30           5/2/11        27,895
   600 University Park Place mortgage note                     7.38%             10/30          8/10/11        13,957
   333 John Carlyle/1900 Duke Street mortgage note             7.00%             10/25          11/1/11        48,960
   333/555 North Point Center East mortgage note               7.00%             10/30          11/1/11        32,460
   Other miscellaneous notes                                  Various           Various         Various         3,202
                                                                                                             --------
                                                                                                              585,275
                                                                                                             --------

Share of Unconsolidated Joint Venture Debt:
-------------------------------------------
   Wildwood Associates:
     2300 Windy Ridge Parkway mortgage note                    7.56%             10/25          12/01/05       30,257
     2500 Windy Ridge Parkway mortgage note                    7.45%             10/20          12/15/05       10,864
     3200 Windy Hill Road mortgage note                        8.23%             10/28            1/1/07       32,975
     4100/4300 Wildwood Parkway mortgage note                  7.65%             15/25            4/1/12       13,860
     4200 Wildwood Parkway mortgage note                       6.78%             15.75/18        3/31/14       20,941
   Cousins LORET Venture, L.L.C.:
     Two Live Oak Center mortgage note                         7.90%             10/30            9/1/07       14,437
     The Pinnacle mortgage note                                7.11%             12/30          12/31/09       34,278
   CP Venture Two LLC:
     North Point MarketCenter mortgage note                    8.50%             10/25           7/15/05        3,109
     100/200 North Point Center East mortgage note             7.86%             10/25            8/1/07        2,684
   Ten Peachtree Place Associates mortgage note            LIBOR + 0.75%          7/18          12/31/08        7,614
   CC-JM II Associates mortgage note                           7.00%             17/17            4/1/13       10,209
   Charlotte Gateway Village, LLC mortgage note                6.41%             15/15           12/1/16       94,685
                                                                                                             --------
                                                                                                              275,913
                                                                                                             --------
                                                                                                             $861,188
                                                                                                             ========

     In 1996, CSC Associates, L.P. ("CSC") issued $80 million of 6.377% collateralized non-recourse mortgage notes (the "Notes") secured by CSC's interest in the Bank of America Plaza building and related leases and agreements. CSC loaned the $80 million proceeds of the Notes to the Company under a non-recourse loan (the "Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the Notes. The Company paid all costs of issuing the Notes and the Cousins Loan, including a $400,000 fee to an affiliate of Bank of America Corporation. In addition, the Company pays a fee to an affiliate of Bank of America Corporation of .3% per annum of the outstanding principal balance of the Notes. Because CSC has loaned the $80 million proceeds of the Notes to the Company, the Notes and their related interest expense and maturities are disclosed as an obligation of the Company and are not included in the unconsolidated joint venture balances disclosed in the above table or in
Note 5. (The related note receivable and interest income are also not included in Note 5).
     On August 31, 2001, the Company renewed and modified its existing credit facility with Bank of America and Wachovia. Concurrently, the Company syndicated the facility increasing the number of banks providing the facility from two to eight. The amount available under the prior credit facility had been $150 million, which had been temporarily increased to $225 million. The amount available under the renewed and modified credit facility is $275 million, which expires August 31, 2004. The credit facility is unsecured and bears interest equal to the London Interbank Offering Rate ("LIBOR") plus a spread which is based on the ratio of total debt to total assets, as defined by the credit facility, according to the following table:

                                     Applicable
            Leverage Ratio             Spread
         -------------------         ----------
         <= to 35%                      1.05%
         >35.00%  but <= 45%            1.15%
         >45.00%  but <= 50%            1.25%
         >50.00%  but <= 55%            1.45%
         >55.00%                        1.70%

     In May 2001, the Company completed the $28 million financing of Presidential MarketCenter. This non-recourse note payable has an interest rate of 7.65% and a maturity of May 2, 2011. In July 2001, the Company completed the $14 million financing of 600 University Park Place. This non-recourse note payable has an interest rate of 7.38% and a maturity of August 10, 2011. In November 2001, the Company completed the $49 million financing of 333 John Carlyle and 1900 Duke Street. This non-recourse note payable has an interest rate of 7% and a maturity of November 1, 2011. Also in November 2001, the Company completed the $32.5 million financing of 333 and 555 North Point Center East. This non-recourse note payable also has an interest rate of 7% and a maturity of November 1, 2011. The 333 John Carlyle/1900 Duke Street mortgage note and the 333/555 North Point Center East mortgage note are cross-defaulted and cross-collateralized until certain leasing and occupancy percentages for 333 and 555 North Point Center East are obtained.
     In November 2001, the construction loan on Gateway Village was repaid in full with proceeds from the $190 million permanent financing. This non-recourse mortgage note payable is fully amortizing, has an interest rate of 6.41% and a maturity of December 1, 2016. In December 2001, the Ten Peachtree Place Associates mortgage note was extended in accordance with the terms of the mortgage note to December 31, 2008 and its interest rate changed from 8% to a floating rate of LIBOR plus 0.75%. Payments remain fixed at $204,000 a month and are applied first to interest and then to pay down the principal balance.
     The Wildwood Associates 2300 Windy Ridge Parkway, 3200 Windy Hill Road, 4100/4300 Wildwood Parkway and 4200 Wildwood Parkway mortgage notes and the CC-JM II Associates mortgage note provide for additional amortization in the later years of the notes (over that required by the amortization periods disclosed in the table) concurrent with scheduled rent increases.
     At December 31, 2001, the Company had outstanding letters of credit totaling $4,909,000, and assets, including the Company's share of joint venture assets, with carrying values of $684,060,000 were pledged as security on the debt of the Company and its share of unconsolidated joint venture debt. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.
     As of December 31, 2001, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was 9 years.

-------------------------------------------------------------------------------

     The aggregate maturities of the indebtedness at December 31, 2001 summarized above are as follows ($ in thousands):

                                                   Share of
                                               Unconsolidated
                                   Company     Joint Ventures       Total
                                  --------     --------------     --------

            2002                  $  8,423        $  9,701        $ 18,124
            2003                     8,937          10,290          19,227
            2004                   163,342          11,110         174,452
            2005                    37,194          48,927          86,121
            2006                     9,208          10,706          19,914
            Thereafter             358,171         185,179         543,350
                                  ----------------------------------------
                                  $585,275        $275,913        $861,188
                                  ========================================

     For each of the years ended December 31, 2001, 2000 and 1999, interest expense was recorded as follows ($ in thousands):
                                                     Share of Unconsolidated
                           Company                        Joint Ventures                          Total
Year          Expensed   Capitalized   Total     Expensed   Capitalized   Total     Expensed   Capitalized   Total
----          --------   -----------   -----     --------   -----------   -----     --------   -----------   -----

2001          $27,610      $ 9,712    $37,322    $17,086      $1,186     $18,272    $ 44,696     $10,898    $55,594
2000           13,596       15,285     28,881     14,819       3,545      18,364      28,415      18,830     47,245
1999              600       16,155     16,755     14,473       1,513      15,986      15,073      17,668     32,741

-------------------------------------------------------------------------------------------------------------------

     The Company has future lease commitments under land leases aggregating $46.6 million over an average remaining term of 58 years. The Company has entered into construction and design contracts for real estate projects, of which approximately $98 million remains committed at December 31, 2001. At December 31, 2001 and 2000, the estimated fair value of the Company's notes payable, including its share of unconsolidated joint ventures, was $882 million and $749 million, respectively.
-------------------------------------------------------------------------------

5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for CSC Associates, L.P. are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

                                                                                                           Company's
                                          Total Assets          Total Debt          Total Equity           Investment
                                     ----------------------  ------------------  ------------------  -------------------
                                        2001        2000       2001      2000      2001      2000      2001       2000
                                     ----------  ----------  --------  --------  --------  --------  --------   --------
SUMMARY OF FINANCIAL POSITION:
Wildwood Associates                  $  237,729  $  236,312  $217,794  $223,829  $ 12,674  $  4,780  $(35,144)  $(39,081)
Charlotte Gateway Village, LLC          209,360     173,897   189,370   140,618    18,903     5,045    10,828     21,489
CSC Associates, L.P.                    171,731     179,094        --        --   168,937   177,083    86,793     90,959
Cousins LORET Venture, L.L.C.           120,482     126,736    97,430    98,498    20,156    26,163     9,918     12,932
285 Venture, LLC                         60,203      59,791        --        --    58,971    57,201    31,554     30,693
CPI/FSP I, L.P.                          50,393      20,741        --        --    49,111    20,741    25,659     10,592
Crawford Long - CPI, LLC                 43,218       7,754        --        --    40,701     7,594    21,214      3,894
CC-JM II Associates                      23,973      24,929    20,418    21,426     2,944     3,140     1,998      2,129
Temco Associates                         20,728      16,797        --        --    20,391    16,576    10,332      8,207
Ten Peachtree Place Associates           19,743      18,525    15,228    16,393     4,216     1,968       693        255
Brad Cous Golf Venture, Ltd.             11,966      11,409        --        --    11,678    11,216     5,839      5,608
Cousins Properties Services LP              --       14,322        --        --        --    12,982        --     11,093
CP Venture LLC                              --           --        --        --        --        --    13,900     14,801
CP Venture Two LLC                      238,317     248,861    50,380    51,388   186,558   195,140     1,864      1,951
Other                                        --          --        --        --        --        --       (51)       (51)
                                     ----------------------  ------------------  ------------------  -------------------
                                     $1,207,843  $1,139,168  $590,620  $552,152  $595,240  $539,629  $185,397   $175,471
                                     ======================  ==================  ==================  ===================

                                                                                                           Company's Share
                                             Total Revenues                 Net Income (Loss)            of Net Income (Loss)
                                     ------------------------------    ---------------------------    --------------------------
                                       2001       2000       1999        2001      2000      1999       2001      2000      1999
                                     --------   --------   --------    -------   -------   -------    -------   -------   ------

SUMMARY OF OPERATIONS:
Wildwood Associates                  $ 53,631   $ 50,918   $ 48,019    $10,917   $ 7,688   $ 4,906    $ 5,223   $ 3,844   $ 2,453
Charlotte Gateway Village, LLC         16,029      2,841         --       (232)     (593)       --        620       762        --
CSC Associates, L.P.                   39,948     39,339     38,585     21,574    21,378    20,955     10,711    10,613    10,402
Cousins LORET Venture, L.L.C.          21,604     20,717     16,673       (107)     (767)      106        (54)     (384)       53
285 Venture, LLC                       11,217      3,434         --      5,312     1,684        --      2,596       831        --
CPI/FSP I, L.P.                         2,198         --         --        775        --        --        352        --        --
CC-JM II Associates                     4,509      4,356      4,161        952       786       420        464       381       248
Temco Associates                       12,378     10,023      7,087      3,815     2,708     2,540      1,720       678     1,270
Ten Peachtree Place Associates          4,324      4,438      4,356        737       959       872        169       279       271
Brad Cous Golf Venture, Ltd.            1,011        853        779       (134)       61       168        (67)       31        84
Cousins Properties Services LP          1,400     10,076      5,071        203     3,161     2,562        153     1,649     1,892
Haywood Mall                               --         --      8,730         --        --     4,910         --        71     2,433
CP Venture LLC                             --         --         --         --        --        --        923       611        82
CP Venture Two LLC                     34,048     34,046     33,856      8,792     5,815       893         87        58         9
Other                                      --         55      1,124         --        55       878         --        28       440
                                     ------------------------------    ---------------------------    ---------------------------
                                     $202,297   $181,096   $168,441    $52,604   $42,935   $39,210    $22,897   $19,452   $19,637
                                     ==============================    ===========================    ===========================





                                                                                Company's Share Of
                                                               --------------------------------------------------------
                                       Cash Flows From               Cash Flows From                 Operating
                                     Operating Activities          Operating Activities          Cash Distributions
                                 ---------------------------   ---------------------------   --------------------------
                                   2001      2000      1999      2001      2000      1999      2001     2000      1999
                                 -------   -------   -------   -------   -------   -------   -------   ------   -------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates              $19,712   $18,430   $14,952   $ 9,856   $ 9,215   $ 7,476   $ 1,500  $ 6,000   $ 1,000
Charlotte Gateway Village, LLC     1,240     1,524        --       620       762        --       453      731        --
CSC Associates, L.P.              30,482    28,410    28,521    15,241    14,205    14,260    14,860   13,990    13,740
Cousins LORET Venture, L.L.C.      7,584     6,830     5,442     3,792     3,415     2,721     2,950    2,900     7,240
285 Venture, LLC                   5,738     1,840        --     2,869       920        --     2,918    1,044        --
CPI/FSP I, L.P.                    1,514        --        --       757        --        --       846       --        --
CC-JM II Associates                1,988     1,826     1,666       994       913       833       595      468       693
Temco Associates                   3,440     1,356     2,540     1,720       678     1,270        --    1,800        --
Ten Peachtree Place Associates     1,836     1,113     1,027       278       367       354       183      200       200
Brad Cous Golf Venture, Ltd.         558       454       362       279       227       181        --       --        50
Cousins Properties Services LP       204       265     1,631       153        --        --        75    3,140        --
Haywood Mall                          --        --     6,158        --        --     3,079        --       --     4,068
CP Venture LLC                        --        --        --        --        --        --     1,824    2,068     8,303
CP Venture Two LLC                20,878    21,764    21,239     2,401     2,426     6,989       174      197       226
Other                                 --        55       882        --        --       441        --       --       531
                                 ---------------------------   ---------------------------   ----------------
                                 $95,174   $83,867   $84,420   $38,960   $33,128   $37,604   $26,378  $32,538   $36,051
                                 ===========================   ===========================   ================

     Wildwood Associates - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns six office buildings totaling 2.1 million rentable square feet, other income-producing commercial properties, and additional developable land in Wildwood Office Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 285 acres, of which approximately 92 acres are owned by Wildwood Associates and an estimated 13 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park. The 13 acres of land which are committed to be contributed to Wildwood Associates by the Company are included in Wildwood Associates' financial statements under the caption "Land Committed to be Contributed" and are not included in "Land Held for Investment or Future Development" in the Company's financial statements. All costs associated with the land are borne by Wildwood Associates.
     Through December 31, 2001, IBM had contributed $46.6 million in cash plus properties having an agreed-upon value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed value of $54.5 million for its one-half interest in the partnership and is obligated to contribute the aforesaid estimated 13 acres of additional land with an agreed value of $8.3 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.
     The Company's investment as recorded in the Consolidated Balance Sheets, which was a negative investment of $35.1 million at December 31, 2001 due to partnership distributions, is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($6.3 million at December 31, 2001) is based on the agreed-upon values at the time the partnership was formed.
     Charlotte Gateway Village, LLC ("Gateway") - On December 14, 1998, the Company and a wholly owned subsidiary of Bank of America Corporation formed Gateway for the purpose of developing and owning Gateway Village, a 1.1 million rentable square foot office building complex in downtown Charlotte, North Carolina. Construction of Gateway Village commenced in July 1998. The project, which is 100% leased to Bank of America Corporation with a term of 15 years, became partially operational for financial reporting purposes in November 2000. Gateway's net income or loss and cash distributions are allocated to the members as follows: first to the Company so that it receives a cumulative compounded return equal to 11.46% on its capital contributions, second to a wholly owned subsidiary of Bank of America Corporation until it has received an amount equal to the aggregate amount distributed to the Company, and then 50% to each member.
     In November 2001, Gateway repaid in full the existing construction loan with proceeds from the $190 million permanent financing of Gateway Village (see
Note 4). This non-recourse mortgage note payable is fully amortizing, has an interest rate of 6.41% and a maturity of December 1, 2016. It is also fully exculpated and supported by the lease with Bank of America Corporation.
     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly owned subsidiary of Bank of America Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot Bank of America Plaza in midtown Atlanta, Georgia.
     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests. See Note 4 for a discussion of the presentation of certain CSC assets, liabilities, revenues and expenses.
     Cousins LORET Venture, L.L.C. ("Cousins LORET") - Effective July 31, 1997, Cousins LORET was formed between the Company and LORET Holdings, L.L.L.P. ("LORET"), each as 50% members. LORET contributed Two Live Oak Center, a 279,000 rentable square foot office building located in Atlanta, Georgia, which was renovated in 1997. Two Live Oak Center was contributed subject to a 7.90% $30 million non-recourse ten year mortgage note payable (see Note 4). LORET also contributed an adjacent 4-acre site on which construction of The Pinnacle, a 424,000 rentable square foot office building, was completed in November 1998. The Pinnacle became partially operational for financial reporting purposes in March 1999. The Company contributed $25 million of cash to Cousins LORET to match the value of LORET's agreed-upon equity. In May 1998, Cousins LORET completed the $70 million non-recourse financing of The Pinnacle at an interest rate of 7.11% and a term of twelve years, which was completely funded on December 30, 1998 (see Note 4).
     285 Venture, LLC - In March 1999, the Company and a commingled trust fund advised by J.P. Morgan Investment Management Inc. (the "J.P. Morgan Fund") formed 285 Venture, LLC, each as 50% partners, for the purpose of developing 1155 Perimeter Center West, an approximately 362,000 rentable square foot office building complex in Atlanta, Georgia. The J.P. Morgan Fund contributed the approximately 6-acre site upon which 1155 Perimeter Center West was developed. The land had an agreed-upon value of approximately $5.4 million, which the Company matched with a cash contribution. In January 2000, 1155 Perimeter Center West became partially operational for financial reporting purposes.
     CPI/FSP I, L.P. - In May 2000, CPI/FSP I, L.P., a 50% limited partnership, was formed. 50% of the venture is owned by the Company through a general partnership, Cousins Austin GP, Inc. (1%), and a limited partnership, Cousins Austin, Inc. (49%). The remaining 50% is owned by a general partnership, Fifth Street Properties - Austin, LLC (1%), and a limited partnership, Fifth Street Properties - Austin Investor, LLC (49%), which are both owned by CommonWealth Pacific LLC and CalPERS. CPI/FSP I, L.P. developed Austin Research Park - Buildings III and IV, two approximately 174,000 and 184,000 rentable square foot office buildings, respectively, in Austin, Texas, which became partially operational for financial reporting purposes in June 2001 and September 2001, respectively. Additionally, the venture owns an adjacent pad for future development of an approximately 184,000 rentable square foot office building.
     Crawford Long - CPI, LLC - In October 1999, the Company formed Crawford Long - CPI, LLC with Emory University, each as 50% partners, for the purpose of developing and owning the Emory Crawford Long Medical Office Tower, an approximately 358,000 rentable square foot medical office building located in midtown Atlanta, Georgia, which is currently under development.
     CC-JM II Associates - This joint venture was formed in 1994 between the Company and an affiliate of CarrAmerica Realty Corporation, each as 50% general partners, to develop and own a 224,000 rentable square foot office building in suburban Washington, D.C. The building is 100% leased until January 2011 to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus.
     Temco Associates - Temco Associates was formed in 1991 as a partnership between CREC (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 9,100 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire interests in a timber rights only lease covering approximately 22,000 acres. This option also expires in March 2006, with the underlying lease expiring in 2025. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $1,044 per acre at January 1, 2002, escalating at 6% on January 1 of each succeeding year during the term of the option.
     During 2001, 2000 and 1999, approximately 487, 734 and 640 acres, respectively, of the option related to the fee simple interest was exercised. In 2001, approximately 359 acres were simultaneously sold for gross profits of $1,902,000 and approximately 128 acres were held for sale under a three year option to a third party. Approximately 2 acres were sold in 2001 for gross profits of $291,000, which were a component of the 13 acres purchased in 2000 that were being held for sale or future development. In 2000, approximately 461 acres were simultaneously sold for gross profits of $1,546,000 and approximately 260 acres were acquired for the development of the Bentwater residential community. Approximately 1,735 lots will be developed within Bentwater on an approximate total of 1,290 acres, the remainder of which will be acquired as needed through exercises of the option related to the fee simple interest. The remaining 13 acres are being held for sale or future development (of which approximately 2 acres were sold in 2001 as noted above). In 1999, approximately 466 acres were simultaneously sold for gross profits of $2,458,000 and approximately 174 acres were acquired for development of Bentwater. The Cobb County YMCA had a three year option to purchase approximately 38 acres out of the total acres of the options exercised in 1998, which they exercised in December 1999. The remaining 207 acres were deeded in early 1999 to a golf course developer who developed the golf course within Bentwater. Temco Associates sold 233, 219 and 106 lots within Bentwater in 2001, 2000 and 1999, respectively.
     Ten Peachtree Place Associates ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a 260,000 rentable square foot building located in midtown Atlanta, Georgia. The building was 100% leased to Coca-Cola through November 30, 2001.
     The TPPA partnership agreement generally provides that each partner is entitled to receive 50% of cash flows from operating activities, net of note principal amortization, through the term of the Coca-Cola lease. After the Coca-Cola lease expired, in accordance with the partnership agreement, each partner must contribute on a 50% basis capital contributions needed for tenant improvements and leasing commissions related to the releasing of the building, as well as to fund any operating deficits. The cash flows from operating activities, net of note principal amortization, will be used first to repay these capital contributions plus 8% interest to each partner on a 50% basis. After these capital contributions plus 8% interest are repaid in full, the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.
     In December 2001, the Ten Peachtree Place Associates mortgage note was extended in accordance with the terms of the mortgage note to December 31, 2008 and its interest rate changed from 8% to a floating rate of LIBOR plus 0.75%. Payments remain fixed at $204,000 a month and are applied first to interest and then to pay down the principal balance.
     Brad Cous Golf Venture, Ltd. ("Brad Cous") - Effective January 31, 1998, the Company formed Brad Cous with W.C. Bradley Co., each as 50% partners, for the purpose of developing and owning The Shops at World Golf Village, an approximately 80,000 square foot retail center located adjacent to the PGA Hall of Fame in St. Augustine, Florida. The Shops at World Golf Village became partially operational for financial reporting purposes in April 1999.
     Cousins Properties Services LP (formerly Cousins Stone LP) - Cousins Stone LP was formed on June 1, 1999 when CREC II acquired Faison's 50% interest in Faison-Stone. On July 3, 2000, CREC II purchased an additional 25% interest in Cousins Stone LP from RD Stone Interests, Ltd., increasing CREC II's total ownership to 75%. Effective March 1, 2001, CREC II purchased the remaining 25% interest in Cousins Stone LP, bringing its total interest to 100%, and beginning on that date Cousins Stone LP was consolidated with CREC II. Effective August 6, 2001, the name was changed to Cousins Properties Services LP ("CPS"). CPS is a full-service real estate company headquartered in Dallas, Texas, that specializes in third party property management and leasing of Class "A" office properties.
     CP Venture LLC, CP Venture Two LLC and CP Venture Three LLC - On November 12, 1998 (the "Closing Date"), the Company entered into a venture arrangement (the "Venture") with The Prudential Insurance Company of America ("Prudential"). On such date the Company contributed its interest in nine properties (the "Properties") to the Venture. At the time of contribution, the Properties were valued by the Company and Prudential based on arm's length negotiations at a total gross value of $283,750,000 subject to mortgages in the principal amount of $53,281,219. The following table details the values allocated to each of the Properties and the mortgages to which certain Properties were subject:

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
                     Total Cumulative        Company       Prudential
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

     The structure of the Venture is as follows: CP Venture LLC, the parent entity, owns a 99% interest in each of CP Venture Two LLC ("Property Activity LLC") and CP Venture Three LLC ("Development Activity LLC"). The Company owns a 1% direct interest in Property Activity LLC and Prudential owns a 1% direct interest in Development Activity LLC. The contributed properties are owned and operated by Property Activity LLC. The Company has a 10.6061% interest in CP Venture LLC's 99% interest in Property Activity LLC, which, combined with its 1% direct interest, gives it a net interest of 11.5% in the economics of Property Activity LLC. Prudential has the remaining net interest of 88.5% in the economics of Property Activity LLC. Unless both parties agree otherwise, Property Activity LLC may not sell the contributed properties until the end of lock-out periods (generally three years for retail properties and four years for office and medical office properties).
     The cash contributed by Prudential was contributed to Development Activity LLC. To the extent such funds are not yet needed for development activity, Development Activity LLC can temporarily invest such funds; such potential investments may include temporary loans to the Company. As of December 31, 2001, the Venture had a note receivable from the Company of approximately $161 million. The Venture earns interest on the outstanding balance at the same rate as the Company's credit facility. Prudential is entitled to 10.6061% of CP Venture LLC's 99% share of the economics of Development Activity LLC, which, combined with its 1% direct interest, entitles it to an overall net interest of 11.5% in the economics of Development Activity LLC. Prudential first receives a priority current return of 9.5% per annum on its share (11.5%) of the initial capital ($230.469 million) ("Initial Capital") of Development Activity LLC. Prudential also receives a liquidation preference whereby it is first entitled to, subject to capital account limitations, sufficient proceeds to allow it to achieve an overall 11.5% internal rate of return on its share of the Initial Capital of Development Activity LLC. After these preferences to Prudential, the Company has certain preferences, with the residual interests in the development activity being shared according to the interests of the parties. All Prudential priority current returns have been distributed to Prudential during the year. The cumulative priority current return of approximately $54.0 million to the Company had not been distributed as of December 31, 2001.
     CP Venture LLC appointed the Company to serve as Development Manager and in such capacity to act for it in connection with its ownership of Development Activity LLC. CP Venture LLC also appointed Prudential to serve as Property Manager and in such capacity to act for it in connection with its ownership of Property Activity LLC. Prudential appointed the Company to serve as property manager of the Properties for Property Activity LLC. The Company also serves as Administrative Manager of CP Venture LLC. Property Activity LLC is expected to continue to operate the contributed Properties. Development Activity LLC is expected to develop commercial real estate projects over time, as selected by the Development Manager. Development Activity LLC may also make acquisitions, which are anticipated to be redevelopment or value-added opportunities. Development Activity LLC developed Mira Mesa MarketCenter, a 447,000 square foot retail center in suburban San Diego, California, which became partially operational in April 2000. In December 2000, Development Activity LLC acquired One Georgia Center, an approximately 363,000 rentable square foot office building in midtown Atlanta, Georgia. Development Activity LLC also developed The Avenue Peachtree City, an approximately 167,000 square foot retail center in suburban Atlanta, Georgia, which became partially operational for financial reporting purposes in April 2001. The parties anticipate that some of the projects currently under consideration by the Company will be undertaken by Development Activity LLC, although the Company has no obligation to make any particular opportunity available to Development Activity LLC.
     For financial reporting purposes, the Properties were deconsolidated and contributed to Property Activity LLC. Both Property Activity LLC and CP Venture LLC are being treated as unconsolidated joint ventures. Development Activity LLC is treated as a consolidated entity in the Company's financial statements as the Company has a controlling financial interest. The Company initially deferred the net gain on the contributed Properties and is recognizing this net gain as Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision in the accompanying Consolidated Statements of Income as capital distributions of cash are made from Development Activity LLC to the Company or when the Properties initially contributed to Property Activity LLC are liquidated by Property Activity LLC. The liquidation of the Properties may be in the form of actual sales of the Properties or in the form of the depreciation of the Properties which have an average remaining life of 27 years. The total net deferred gain on the contributed Properties on the Closing Date was approximately $96.8 million over the cost of the Properties. Including depreciation recapture of $23.8 million, the total net deferred gain on the Closing Date was approximately $120.6 million, which has been reduced by approximately $12.9 million through December 31, 2001, and is included in Deferred Gain in the accompanying Consolidated Balance Sheets.
     Haywood Mall - Haywood Mall, a regional shopping center on 86 acres 5 miles southeast of downtown Greenville, South Carolina, was owned by the Company and Simon Property Group. The mall has 1,256,000 gross leaseable square feet ("GLA") (of which approximately 330,000 GLA was owned). The balance of the mall is owned by the mall's five major department stores. The Company sold its 50% interest to Simon Property Group in June 1999 for $69 million, resulting in a gain of $50.1 million which is included in Gain on Sale of Investment Properties in the accompanying Consolidated Statements of Income. The proceeds from the sale were redeployed through a tax-deferred exchange into Inforum, a 990,000 rentable square foot office building located in downtown Atlanta, Georgia.
     Other - This category consists of several other joint ventures including:
     Cousins-Hines Partnerships - Through the Cousins-Hines partnerships, CREC effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia, subject to a preference in favor of the majority partner. This 1.2 million rentable square foot office building, which opened in December 1990, was developed in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company ("DIHC"). In October 1997, Cornerstone Properties, Inc. purchased DIHC's interest in the partnership. In June 2000, Equity Office Properties Trust acquired Cornerstone Properties, Inc. Because CREC's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.
     Additional Information - The Company recognized $10,877,000, $7,955,000 and $9,362,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 2001, 2000 and 1999, respectively.

6.   STOCKHOLDERS' INVESTMENT

Stock Dividend:
     On October 2, 2000, a 3-for-2 stock split effected in the form of a 50% stock dividend was awarded to stockholders of record on September 15, 2000. In conjunction with the stock dividend, 16,259,000 shares of common stock were issued and $16,259,000 was transferred from Additional Paid-In-Capital to Common Stock. All prior period shares outstanding, per share amounts, stock options, stock appreciation rights ("SARs") and restricted stock ("stock grants") have been restated for the effect of the stock dividend. 1999 Incentive Stock Plan:
     In May 1999, the stockholders of the Company approved the adoption of the 1999 Incentive Stock Plan (the "1999 Plan"), which covered the issuance of 1,343,288 shares of common stock, all of which shares had been available for use under the 1995 Stock Incentive Plan, the Stock Plan for Outside Directors and the Stock Appreciation Right Plan (collectively, the "Predecessor Plans"). Upon adoption of the 1999 Plan, no additional shares of common stock can be issued under the Predecessor Plans. In May 2001 and December 2000, the stockholders of the Company approved amendments to the 1999 Plan to increase the number of shares of common stock available under the 1999 Plan by 1,100,000 and 1,200,000, respectively. As of December 31, 2001, 872,519 shares are authorized to be awarded pursuant to the 1999 Plan, which allows awards of stock options, stock grants or SARs.
     Stock Options - At December 31, 2001, 5,206,318 of stock options awarded to key employees and outside directors pursuant to both the 1999 Plan and the Predecessor Plans were outstanding. All stock options have a term of 10 years. Key employee stock options granted prior to December 28, 2000 have a vesting period of 5 years under both the 1999 Plan and the Predecessor Plans. Options granted on or after December 28, 2000 have a vesting period of four years. Outside director stock options are fully vested on the grant date under the 1999 Plan but have a vesting period of one year under the Predecessor Plans.
     SARs - The Company has issued SARs to certain employees under one of the Predecessor Plans and the CREC Stock Appreciation Plan (the "SAR plans"). At December 31, 2001, 23,500 SARs were outstanding, and the Company was authorized to award an additional 1,110,354 SARs.
       Included in the Consolidated Statements of Income under the heading "stock appreciation right (credit) expense" are increases or decreases in accrued compensation expense to reflect the issuance of new SARs, vesting, changes in the market value of the common stock between periods, and forfeitures of non-vested SARs of terminated employees.
     At December 31, 2001 and 2000, the total amount accrued for SARs was approximately $318,000 and $1,570,000, respectively.

     The following is a summary of stock option activity under the 1999 Plan, the Predecessor Plans and the SAR plans (in thousands, except per share amounts):



                                                          Number of                        Weighted Average
                                                           Shares                     Exercise Price Per Share
                                                 ---------------------------       ------------------------------
                                                  2001       2000       1999        2001        2000        1999
                                                 -----      -----      -----       ------      ------      ------
1999 Plan and Predecessor Plans
-------------------------------
Outstanding, beginning of year                   4,969      4,469      3,629       $20.10      $17.98      $16.37
Granted                                            940      1,021      1,046       $24.93      $27.41      $22.76
Exercised                                         (157)      (316)      (125)      $15.16      $13.33      $12.27
Forfeited                                         (546)      (205)       (81)      $23.14      $20.73      $16.77
                                                 ---------------------------
Outstanding, end of year                         5,206      4,969      4,469       $20.80      $20.10      $17.98
                                                 ===========================
Shares exercisable at end of year                2,935      2,336      1,913       $18.00      $16.26      $14.49
                                                 ===========================

SARs
----
Outstanding, beginning of year                      88        130        147       $10.12      $10.03      $ 9.92
Exercised                                          (65)       (35)       (15)      $ 9.86      $10.05      $ 9.01
Forfeited                                            -         (7)        (2)         N/A      $ 8.84      $  9.15
Outstanding, end of year                            23         88        130       $10.83      $10.12      $10.03
Shares exercisable at end of year                   23         88        130       $10.83      $10.12      $10.03


     The following table provides a breakdown by exercise price range of the number of shares, weighted average exercise price, and remaining contractual lives for all stock options and SARs outstanding at December 31, 2001 (in thousands, except per share amounts and option life):




                                                                              For Outstanding Options/SARs
                                                                        --------------------------------------
     Exercise                                                              Weighted           Weighted Average
       Price                                                                Average           Contractual Life
       Range                          Outstanding        Exercisable    Exercise Price           (in years)
     --------                         -----------        -----------    --------------        ----------------

1999 Plan and Predecessor Plans
-------------------------------
$8.83 to $12.50                           799                799            $10.97                  2.7
$12.51 to $17.50                          424                424            $15.33                  4.9
$17.56 to $23.45                        2,220              1,401            $21.12                  6.4
$23.46 to $28.10                        1,763                311            $26.17                  9.3
                                        ---------------------------------------------------------------
Total                                   5,206              2,935            $20.80                  6.7
                                        ===============================================================
SARs
----
$8.83 to $11.25                            23                 23            $10.83                  1.0

-------------------------------------------------------------------------------

     Stock Grants - As indicated above, the 1999 Plan provides for stock grants, which may be subject to specified performance and vesting requirements. As of December 31, 2001, 172,086 stock grants have been awarded and were outstanding under the 1999 Plan.
     In December 2000, the Company awarded 189,777 shares of performance accelerated restricted stock ("PARS") to certain key employees. The PARS will become fully vested upon the achievement of certain defined performance requirements, which can be met as early as the end of the calendar year which includes the third anniversary of the grant date. The PARS will vest in any event if the employee is employed on November 14, 2006. The shares were issued on the grant date and recorded in Common Stock and Additional Paid-in-Capital, with the offset recorded in Unearned Compensation, a separate component of Stockholders' Investment in the accompanying Consolidated Balance Sheets. Unearned Compensation is being amortized into compensation expense beginning January 1, 2001 over five years, which is the current estimate of the time it will take to meet the performance requirements. If this estimate changes, the amortization of the Unearned Compensation will be adjusted accordingly. Compensation expense recorded related to the PARS was approximately $1,019,000 in 2001. As of December 31, 2001, 167,649 shares of PARS were outstanding.
     In 1999, a stock grant of 22,185 shares was made subject to specified vesting requirements. Compensation expense related to this stock grant is being accrued over the three year vesting period, and at December 31, 2001 and 2000, the total amount accrued related to this stock grant was approximately $89,000 and $121,000, respectively. As of December 31, 2001, 4,437 shares of this stock grant were outstanding.
     In 1995, 150,000 shares were awarded subject to specified performance and vesting requirements. The specified performance and vesting requirements were met in 2000, and the 150,000 shares were issued.
     Outside directors can elect to receive any portion of their director fees in stock, based on 95% of the market price. Outside directors elected to receive 4,356, 4,432 and 5,289 shares of stock in lieu of cash for director fees in 2001, 2000 and 1999, respectively.
SFAS No. 123 Pro Forma Disclosures:
     The Company has elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No.
123, "Accounting for Stock-Based Compensation."
     For purposes of the pro forma disclosures required by SFAS No. 123, the Company has computed the value of all stock and stock option awards granted during 2001, 2000 and 1999 using the Black-Scholes option pricing model with the following weighted average assumptions and results:

                             2001      2000       1999
                            -------   -------    -------
Assumptions
-----------
Risk-free interest rate     4.70%     5.33%     6.36%
Assumed dividend yield      5.97%     4.91%     5.28%
Assumed lives of option
  awards                    8 years   8 years   8 years
Assumed volatility          0.197     0.202     0.201

Results
-------
Weighted average
  fair value of
  options granted           $2.62     $4.20     $3.66

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. In the Company's opinion, because the Company's stock-based compensation awards have characteristics significantly different from traded options and because changes in the subjective assumptions can materially affect the fair value estimate, the results obtained from the valuation model do not necessarily provide a reliable single measure of the value of its stock-based compensation awards.
     If the Company had accounted for its stock-based compensation awards in 2001, 2000 and 1999 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts):
                                            2001       2000       1999
                                          -------    -------    --------
Pro forma net income                      $68,477    $60,433    $102,629
Pro forma basic net income per share      $  1.39    $  1.24    $   2.13
Pro forma diluted net income per share    $  1.36    $  1.22    $   2.09

     Because the SFAS No. 123 method of accounting has not been applied to awards granted prior to January 1, 1995, the pro forma compensation adjustments used to derive the above results are not likely to be representative of the pro forma compensation adjustments to be reported in future years.
     Stock Repurchase Plan:
     In November 2001, the Board of Directors of the Company adopted a new stock repurchase plan authorizing the repurchase of up to 5 million shares of common stock prior to January 1, 2004. This new plan replaced and superseded the previous stock repurchase plan adopted in February 2001 under which the Company repurchased 527,400 shares of common stock for an aggregate purchase price of approximately $12,475,000. During 1999, the Company repurchased 153,600 shares of common stock for an aggregate purchase price of approximately $4,990,000, which was authorized under a previous plan. There were no repurchases during 2000.

     Ownership Limitations:
     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.

-------------------------------------------------------------------------------

     Distribution of REIT Taxable Income:
     The following is a reconciliation between dividends declared and dividends applied in 2000 and 1999 and estimated to be applied in 2001 to meet REIT distribution requirements ($ in thousands):
                                                                                          2001        2000        1999
                                                                                        -------     -------     -------
         Dividends declared                                                             $68,595     $60,315     $53,886
         Additional dividends paid deduction due to 5% discount on
           dividends reinvested                                                             730         623         594
         That portion of dividends declared in current year, and paid in current
           year, which was applied to the prior year distribution requirements           (3,807)     (5,786)    (10,146)
         That portion of dividends declared in subsequent year, and paid in
           subsequent year, which will apply to current year                              7,518       3,807       5,786
                                                                                        -------------------------------
         Dividends applied to meet current year REIT distribution requirements          $73,036     $58,959     $50,120
                                                                                        ===============================


-------------------------------------------------------------------------------

     Tax Status of Dividends:

     Dividends applied to meet REIT distribution requirements were equal to Cousins' taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.
     In 2001, the Company designated 76% of the dividend paid May 30, 2001, 1% of the dividend paid August 24, 2001, and 11% of the dividend paid December 21, 2001 as 20% capital gain dividends. In addition, 24% of the dividend paid May 30, 2001 was designated as 25% unrecaptured Section 1250 gain dividends. In 2000, the Company designated 91% of the dividend paid May 30, 2000 as 20% capital gain dividends and 5% as 25% unrecaptured Section 1250 gain dividends. In 1999, the Company designated 1% of the dividend paid December 22, 1999 as 20% capital gain dividends. All other dividends paid in 2001, 2000 and 1999 were taxable as ordinary income dividends. In addition, in 1999, an amount calculated as 1.54% of total dividends was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.




7.   INCOME TAXES

     In 2001, 2000 and 1999, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (estimated 2001 and actual 2000 and 1999) and Consolidated Net Income as reported herein are as follows ($ in thousands):
                                                                                         2001       2000        1999
                                                                                       -------    -------     --------

         Consolidated net income                                                       $70,815    $62,043     $104,082
         Consolidating adjustments                                                     (13,710)   (24,759)     (24,232)
         Less CREC net (income) loss                                                       (81)       771       (5,043)
         Less CREC II net loss (income)                                                    990       (738)        (937)
                                                                                       -------------------------------
         Cousins net income for financial reporting purposes                            58,014     37,317       73,870
         Adjustments arising from:
           Sales of investment properties                                               (5,801)    (3,967)     (56,305)
           Income from unconsolidated joint ventures (principally depreciation,
              revenue recognition, and operational timing differences)                   6,673     13,120       13,320
           Rental income recognition                                                      (542)      (302)         726
           Interest income recognition                                                  (1,222)      (469)         234
           Property taxes deferred                                                         423         (1)         655
           Interest expense                                                              9,500      8,565       10,603
           Compensation expense under the 1999 and Predecessor Plans                    (1,475)    (2,189)        (538)
           Depreciation                                                                 10,146      8,560        5,236
           Unearned compensation expense                                                   987         --           --
           Amortization                                                                 (2,957)    (1,602)         163
           Predevelopment expense                                                       (1,709)      (341)       2,436
           Bad debt expense                                                                910         --           --
           Other                                                                            89        268         (280)
                                                                                       -------------------------------
              Cousins taxable income                                                   $73,036    $58,959     $ 50,120
                                                                                       ===============================


     The consolidated (benefit) provision for income taxes is composed of the following ($ in thousands):

                                                                                        2001       2000        1999
                                                                                      -------     -------     -------

         CREC and CREC II and their wholly owned subsidiaries: Currently payable:
              Federal                                                                 $    --     $    --     $   --
              State                                                                        --          --         --
                                                                                      ------------------------------
                                                                                           --          --         --
                                                                                      ------------------------------
            Adjustments arising from:
              Income from unconsolidated joint ventures                                   399        (556)      (298)
              Operating loss carryforward                                              (1,193)        333      4,465
              Stock appreciation right expense                                            458         741          4
              Residential lot sales, net of cost of sales                                (169)     (1,430)      (524)
              Other                                                                       (74)       (226)       864
                                                                                      ------------------------------
                                                                                         (579)     (1,138)     4,511
                                                                                      ------------------------------
            CREC and CREC II (benefit) provision for income taxes                        (579)     (1,138)     4,511
            Cousins provision (benefit) for state income taxes                             24          24        (40)
            Less provision applicable to gain on sale of investment properties             --          --     (2,029)
                                                                                      ------------------------------

            Consolidated (benefit) provision applicable to income from operations     $  (555)    $(1,114)    $2,442
                                                                                      ==============================




     The net income tax (benefit) provision differs from the amount computed by applying the statutory federal income tax rate to CREC's and CREC II's income
(loss) before taxes as follows ($ in thousands):
                                                                      2001                2000               1999
                                                                ---------------     ---------------     --------------
                                                                Amount     Rate     Amount     Rate     Amount    Rate
                                                                ------     ----     ------     ----     ------    ----

     Federal income tax (benefit) provision                     $(490)      34%    $  (398)     34%     $4,058     34%
     State income tax (benefit) provision, net of
       federal income tax effect                                  (57)       4         (81)      4         477      4
     Other                                                        (32)       2        (659)     59         (24)    --
                                                                ------------------------------------------------------
     CREC and CREC II (benefit) provision for income taxes       (579)      40%     (1,138)     97%      4,511     38%
                                                                            ===                 ===                 ===
     Cousins provision (benefit) for state income taxes            24                   24                 (40)
     Less provision applicable to gain on sale of
       investment properties                                       --                   --              (2,029)
                                                                -----              -------              ------
     Consolidated (benefit) provision applicable to income
       from operations                                          $(555)             $(1,114)             $2,442
                                                                =====              =======              ======


     The components of CREC and CREC II's net deferred tax liability are as follows ($ in thousands):

                                    CREC and CREC II
                                   ------------------
                                     2001       2000
                                   -------    -------
     Deferred tax assets           $ 5,183    $ 4,910
     Deferred tax liabilities       (6,561)    (6,381)
                                   ------------------
     Net deferred tax liability    $(1,378)   $(1,471)
                                   ==================






     The tax effect of significant temporary differences representing CREC and CREC II's deferred tax assets and liabilities are as follows ($ in thousands):

                                    CREC and CREC II
                                   ------------------
                                     2001       2000
                                   -------    -------
     Operating loss carryforward   $   912    $   563
     Income from unconsolidated
      joint ventures                (3,673)    (3,274)
     Residential lot sales, net
      of cost of sales               2,613      2,444
     Interest capitalization        (1,096)    (1,097)
     Other                            (134)      (107)
                                   ------------------
     Net deferred tax liability    $(1,378)   $(1,471)
                                   ==================

-------------------------------------------------------------------------------

8.   PROPERTY TRANSACTIONS
     Office Division

     In January 2001, the Company purchased the land for Congress at Fourth, an approximately 525,000 rentable square foot office building in Austin, Texas. Construction commenced on the building in November 2001. Also in January 2001, the Company purchased the remaining 49.9% interest in CommonWealth/Cousins I, LLC, which owned the AT&T Wireless Services Headquarters building, an approximately 222,000 rentable square foot office building in suburban Los Angeles, California. Upon completion of the buyout, the venture's name was changed to Cousins/Cerritos I, LLC, which is 100% owned by the Company.
     In June 2001, Cerritos Corporate Center - Phase II, an approximately 105,000 rentable square foot office building in suburban Los Angeles, California, became fully operational for financial reporting purposes. In June 2001 and September 2001, Austin Research Park - Buildings III and IV, two approximately 174,000 and 184,000 rentable square foot office buildings in Austin, Texas, owned by CPI/FSP I, L.P. (see Note 5), became partially operational for financial reporting purposes, respectively.
     Retail Division
     In February 2001, the Company sold Colonial Plaza MarketCenter, an approximately 480,000 square foot retail center located in Orlando, Florida, for $54,000,000, which was approximately $10,779,000 over the cost of the center. Including depreciation recapture of approximately $6,264,000, the net gain on the sale was approximately $17,043,000.
     In April 2001, The Avenue Peachtree City, an approximately 167,000 square foot retail center in suburban Atlanta, Georgia, became partially operational for financial reporting purposes.
     Land Division
     The Company is currently developing or has developed eight residential communities in suburban Atlanta, Georgia, including four in which development commenced in 1994, one in 1995, one in 1996, one in 2000 and one in 2001. These developments currently include land on which approximately 2,226 lots are being or were developed, of which 121, 217 and 292 lots were sold in 2001, 2000 and 1999, respectively. As of December 31, 2001, all of the lots in four of the eight residential communities had been sold.
     In November 1998, Temco Associates began development of the Bentwater residential community, which will consist of approximately 1,735 lots on approximately 1,290 acres (see Note 5). Temco Associates sold 233, 219 and 106 lots in 2001, 2000 and 1999, respectively.

9.   CONSOLIDATED STATEMENTS OF CASH FLOWS -SUPPLEMENTAL INFORMATION

     Interest paid (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

                                2001      2000     1999
                              -------   -------   ------

Interest paid                 $28,271   $11,027   $1,147
Income taxes paid, net
   of $866, $652 and
   $110 refunded in 2001,
   2000 and 1999,
   respectively               $   344   $ 3,141   $1,245

     Significant non-cash financing and investing activities included the following:
     a. In 2001, 2000 and 1999, approximately $43,682,000, $361,617,000 and
$65,798,000, respectively, were transferred from Projects Under Construction to Operating Properties. In 1999, approximately $611,000 was transferred from Projects Under Construction to Land Held for Investment or Future Development.
     b. In 2001, approximately $17,860,000 was transferred from Land Held for Investment or Future Development to Projects Under Construction. In 2000, approximately $1,066,000 was transferred from Land Held for Investment or Future Development to Residential Lots Under Development.
     c.  In conjunction  with the  consolidation  of CPS in March 2001 (see Note
5), approximately $3,174,000 was transferred from Investment in Unconsolidated Joint Ventures to Other Assets.
     d. In conjunction with the 3-for-2 stock split effected in the form of a 50% stock dividend on October 2, 2000 (see Note 6), approximately $16,259,000 was transferred from Additional Paid-In-Capital to Common Stock. In 2001, an adjustment of the PARS granted in 2000 was made and approximately $2,000 of Common Stock and approximately $89,000 of Additional Paid-In Capital was transferred to Unearned Compensation. In 2000, in conjunction with the award of PARS (see Note 6), approximately $170,000 was recorded as Common Stock, approximately $4,520,000 was recorded as Additional Paid-In-Capital, and approximately $4,690,000 was recorded as Unearned Compensation.









10.   RENTAL PROPERTY REVENUES

     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.
     At December 31, 2001, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                                  Office and
                                    Medical
                        Retail      Office       Total
                       --------   ----------   --------
2002                   $ 28,784    $ 82,215    $110,999
2003                     29,861      80,520     110,381
2004                     29,718      75,480     105,198
2005                     26,892      68,459      95,351
2006                     23,437      63,119      86,556
Subsequent to 2006      164,935     278,251     443,186
                       --------------------------------
                       $303,627    $648,044    $951,671
                       ================================

11.   REPORTABLE SEGMENTS

     The Company has three reportable segments: Office Division, Retail Division, and Land Division. The Office Division and Retail Division develop, lease and manage office buildings and retail centers, respectively. The Land Division owns various tracts of strategically located land which are being held for future development. The Land Division also develops single-family residential communities which are parceled into lots and sold to various home builders.
     The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1). The management of the Company evaluates performance of its reportable segments based on Funds From Operations ("FFO"). The Company calculates its FFO using the National Association of Real Estate Investment Trusts definition of FFO adjusted to (i) eliminate the recognition of rental revenues on a straight-line basis and (ii) reflect stock appreciation right expense on a cash basis. The Company believes its FFO presentation more properly reflects its operating results. The Company revised its method of allocating costs to its reportable segments in the third quarter of 2001. Prior period reportable segments have not been restated as it is impractical to do so.
     The Company's reportable segments are broken down based on what type of product the division provides. The divisions are managed separately because each product they provide has separate and distinct development issues, leasing and/or sales strategies and management issues. The notations (100%) and (JV) used in the following tables indicate wholly owned and unconsolidated joint ventures, respectively, and all amounts are in thousands.




                                                       Office        Retail         Land       Unallocated
2001                                                  Division      Division      Division      and Other       Total
----                                                  --------      --------      --------      ---------    ----------

Rental property revenues (100%)                       $109,470      $ 33,324       $     -      $    295     $  143,089
Rental property revenues (JV)                           71,242         2,432             -            14         73,688
Development income, management
   fees and leasing and other fees (100%)               18,229           960           300             -         19,489
Development income, management
   fees and leasing and other fees (JV)                  1,050             -             -             -          1,050
Other income (100%)                                          -             -         6,682         6,061         12,743
Other income (JV)                                            -             -         1,745            25          1,770
                                                      -----------------------------------------------------------------
         Total revenues                                199,991        36,716         8,727         6,395        251,829
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               35,918         9,269             -            39         45,226
Rental property operating expenses (JV)                 21,308           598             -             7         21,913
Other expenses (100%)                                   20,193         8,035         7,977        30,028         66,233
Other expenses (JV)                                        897             -            25        15,158         16,080
                                                      -----------------------------------------------------------------
         Total expenses                                 78,316        17,902         8,002        45,232        149,452
Gain on sale of undepreciated investment properties          -             -         2,011             -          2,011
                                                      -----------------------------------------------------------------
Consolidated funds from operations                     121,675        18,814         2,736       (38,837)       104,388
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                   (32,771)      (10,294)            -            (6)       (43,071)
Depreciation and amortization (JV)                     (15,461)         (941)            -             -        (16,402)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)              2,380             -             -             -          2,380
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                  784             -             -             -            784
Adjustment to reflect stock appreciation
   right expense on an accrual basis                         -             -             -         1,251          1,251
Gain on sale of investment properties, net
   of applicable income tax provision                    2,135        19,341             9             -         21,485
                                                      -----------------------------------------------------------------
Net income                                              78,742        26,920         2,745       (37,592)        70,815
                                                      -----------------------------------------------------------------
Benefit for income taxes from operations                     -             -             -          (555)          (555)
                                                      -----------------------------------------------------------------
Income from operations before income taxes            $ 78,742      $ 26,920       $ 2,745      $(38,147)    $   70,260
                                                      =================================================================
Total assets                                          $846,413      $264,348       $23,319      $ 77,936     $1,212,016
                                                      =================================================================
Investment in unconsolidated joint ventures           $158,207      $ 16,858       $10,332      $      -     $  185,397
                                                      =================================================================
Capital expenditures                                  $101,593      $ 24,295       $14,458      $      -     $  140,346
                                                      =================================================================


Reconciliation to Consolidated Revenues
---------------------------------------
                                                       2001          2000          1999
                                                     --------      --------      -------
Rental property revenues (100%)                      $143,089      $111,875      $61,837
Effect of the recognition of rental
   revenues on a straight-line basis (100%)             2,380         2,111          643
Development income, management fees
   and leasing and other fees                          19,489        10,700       13,899
Residential lot and outparcel sales                     6,682        13,951       17,857
Interest and other                                      6,061         5,995        3,588
                                                     -----------------------------------
Total consolidated revenues                          $177,701      $144,632      $97,824
                                                     ===================================



                                                       Office        Retail         Land       Unallocated
2000                                                  Division      Division      Division      and Other       Total
----                                                  --------      --------      --------      ---------    ----------

Rental property revenues (100%)                       $ 82,158      $ 29,627      $    --       $     90     $  111,875
Rental property revenues (JV)                           66,677         2,316           --             --         68,993
Development income, management
   fees and leasing and other fees (100%)               10,059           400          241             --         10,700
Development income, management
   fees and leasing and other fees (JV)                  5,247            --           --             --          5,247
Other income (100%)                                      1,745         1,825       12,126          4,250         19,946
Other income (JV)                                           --            71          733             58            862
                                                      -----------------------------------------------------------------
         Total revenues                                165,886        34,239       13,100          4,398        217,623
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               28,052         7,512           --             (8)        35,556
Rental property operating expenses (JV)                 18,595           533           --             --         19,128
Other expenses (100%)                                   12,351         7,712       11,278         15,943         47,284
Other expenses (JV)                                      8,189           136           55         12,035         20,415
                                                      -----------------------------------------------------------------
         Total expenses                                 67,187        15,893       11,333         27,970        122,383
                                                      -----------------------------------------------------------------
Gain on sale of undepreciated investment properties         --            --          564             --            564
Cumulative effect of change in accounting principle       (566)           --           --             --           (566)
                                                      -----------------------------------------------------------------
Consolidated funds from operations                      98,133        18,346        2,331        (23,572)        95,238
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                   (23,030)       (7,606)          --             (4)       (30,640)
Depreciation and amortization (JV)                     (14,812)         (813)          --             --        (15,625)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)              2,111            --           --             --          2,111
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                 (482)           --           --             --           (482)
Adjustment to reflect stock appreciation
   right expense on an accrual basis                        --            --           --             68             68
Gain on sale of investment properties, net
   of applicable income tax provision                    1,892         9,481           --             --         11,373
                                                      -----------------------------------------------------------------
Net income                                              63,812        19,408        2,331        (23,508)        62,043
                                                      -----------------------------------------------------------------
Benefit for income taxes from operations                    --            --           --         (1,114)        (1,114)
                                                      -----------------------------------------------------------------
Income from operations before income taxes            $ 63,812      $ 19,408      $ 2,331       $(24,622)    $   60,929
                                                      =================================================================
Total assets                                          $767,237      $289,124      $12,296       $ 47,095     $1,115,752
                                                      =================================================================
Investment in unconsolidated joint ventures           $150,271      $ 16,993      $ 8,207       $     --     $  175,471
                                                      =================================================================
Capital expenditures                                  $146,128      $ 59,803      $10,027       $     --     $  215,958
                                                      =================================================================




                                                       Office        Retail         Land       Unallocated
1999                                                  Division      Division      Division      and Other       Total
----                                                  --------      --------      --------      ---------      --------
Rental property revenues (100%)                       $ 41,768      $ 19,836       $    --      $    233       $ 61,837
Rental property revenues (JV)                           62,440        10,001            --            --         72,441
Development income, management
   fees and leasing and other fees (100%)               12,418         1,112           369            --         13,899
Development income, management
   fees and leasing and other fees (JV)                  3,858            --            --            --          3,858
Other income (100%)                                         --         4,077        13,780         3,588         21,445
Other income (JV)                                           --            --         3,545           474          4,019
                                                      -----------------------------------------------------------------
         Total revenues                                120,484        35,026        17,694         4,295        177,499
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               15,138         4,285            --           (23)        19,400
Rental property operating expenses (JV)                 17,762         2,374            --            --         20,136
Other expenses (100%)                                       --         3,366        12,342        21,267         36,975
Other expenses (JV)                                      1,968            --         2,274        15,695         19,937
                                                      -----------------------------------------------------------------
         Total expenses                                 34,868        10,025        14,616        36,939         96,448
Gain on sale of undepreciated investment properties         --            --           222            --            222
                                                      -----------------------------------------------------------------
Consolidated funds from operations                      85,616        25,001         3,300       (32,644)        81,273
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                   (11,792)       (3,818)           --          (157)       (15,767)
Depreciation and amortization (JV)                     (17,215)       (2,997)           --            --        (20,212)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)                643            --            --            --            643
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                 (440)          (61)           --            --           (501)
Adjustment to reflect stock appreciation
   right expense on an accrual basis                        --            --            --           101            101
Gain on sale of investment properties, net
   of applicable income tax provision                    1,892        56,653            --            --         58,545
                                                      -----------------------------------------------------------------
Net income                                              58,704        74,778         3,300       (32,700)       104,082
                                                      -----------------------------------------------------------------
Provision for income taxes from operations                  --            --            --         2,442          2,442
                                                      -----------------------------------------------------------------
Income from operations before income taxes            $ 58,704      $ 74,778       $ 3,300      $(30,258)      $106,524
                                                      =================================================================
Total assets                                          $636,323      $240,258       $11,496      $ 44,848       $932,925
                                                      =================================================================
Investment in unconsolidated joint ventures           $127,954      $ 17,179       $ 6,600      $      4       $151,737
                                                      =================================================================
Capital expenditures                                  $308,363      $ 23,663       $ 5,935      $     --     $  337,961
                                                      =================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------






To Cousins Properties Incorporated:
     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P., the investment in which is reflected in the accompanying financial statements using the equity method of accounting. The investment in CSC Associates, L.P. represents 7% and 8% of total assets as of December 31, 2001 and 2000, respectively, and the equity in its net income represents 15%, 17% and 10% of the 2001, 2000 and 1999 net income, respectively. The statements of CSC Associates, L.P. were audited by the other auditor whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for CSC Associates, L.P. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, is based solely on the report of the other auditor.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the report of the other auditor, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.
                                    ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 20, 2002



FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                 2001            2000           1999            1998           1997
                                              ----------      ----------     ----------       --------       --------
Rental property revenues                      $  145,469      $  113,986     $   62,480       $ 67,726       $ 62,252
Fees                                              19,489          10,700         13,899          9,578          7,291
Residential lot and outparcel sales                6,682          13,951         17,857         16,732         12,847
Interest and other                                 6,061           5,995          3,588          4,275          3,609
                                              -----------------------------------------------------------------------
Total revenues                                   177,701         144,632         97,824         98,311         85,999
                                              -----------------------------------------------------------------------
Income from unconsolidated joint ventures         22,897          19,452         19,637         18,423         15,461
                                              -----------------------------------------------------------------------
Rental property operating expenses                43,985          33,416         19,087         17,702         15,371
Depreciation and amortization                     44,652          32,784         16,859         15,173         14,046
Stock appreciation right (credit) expense           (276)            468            108            330            204
Residential lot and outparcel cost of sales        5,910          11,684         14,897         15,514         11,917
Interest expense                                  27,610          13,596            600         11,558         14,126
General, administrative, and other expenses       31,953          22,578         18,153         15,250         16,018
                                              -----------------------------------------------------------------------
Total expenses                                   153,834         114,526         69,704         75,527         71,682
(Benefit) provision for income taxes from
   operations                                       (555)         (1,114)         2,442           (148)        (1,527)
Gain on sale of investment properties,
   net of applicable income tax provision         23,496          11,937         58,767          3,944          5,972
Cumulative effect of change in accounting
   principle                                          --            (566)            --             --             --
                                              -----------------------------------------------------------------------
Net income                                    $   70,815      $   62,043       $104,082       $ 45,299       $ 37,277
                                              =======================================================================
Basic net income per share                    $     1.44      $     1.28       $   2.16       $    .96       $    .85
                                              =======================================================================
Diluted net income per share                  $     1.41      $     1.25       $   2.12       $    .94       $    .84
                                              =======================================================================
Cash dividends declared per share             $     1.39      $     1.24       $   1.12       $    .99       $    .86
                                              =======================================================================
Total assets                                  $1,212,016      $1,115,752       $932,925       $752,858       $617,739
Notes payable                                    585,275         485,085        312,257        198,858        226,348
Stockholders' investment                         462,673         454,467        437,722        379,865        370,674
Shares outstanding at year-end                    49,425          49,210         48,261         47,754         47,131

Cousins Properties Incorporated and Consolidated Entities




MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations For The Three Years Ended
-------------------------------------------------------------------------------
December 31, 2001
     General. Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results. The notes referenced in the discussion below are the "Notes to Consolidated Financial Statements" included in this annual report.
     Forward-Looking Statements. Certain matters contained in this report are forward-looking statements within the meaning of the federal securities laws and are subject to uncertainties and risks. These include, but are not limited to, general and local economic conditions, local real estate conditions, the activity of others developing competitive projects, the cyclical nature of the real estate industry, interest rates, the Company's ability to obtain favorable financing or zoning, the environmental impact, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Form 8-K filed on March 9, 2001. The words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Such forward-looking statements are based on current expectations and speak only as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.
     Critical Accounting Policies. A critical accounting policy is one which is both important to the portrayal of a company's financial condition and results of operations and requires significant judgment or use of complex estimates. Management believes that the Company's accounting policies that are the most critical accounting policies are all of the accounting policies discussed and described in Note 1, which include:

        o consolidation and presentation
        o income taxes
        o depreciation and amortization
        o long-lived assets
        o fee income and cost capitalization
        o rental property revenues

     Rental Property Revenues and Operating Expenses. Rental property revenues increased from $62,480,000 in 1999 to $113,986,000 in 2000 and $145,469,000 in
2001. Rental property revenues from the Company's office division increased approximately $27,581,000 in 2001. The December 2000 acquisitions of One Georgia Center and The Points at Waterview increased rental property revenues by approximately $6,442,000 and $3,294,000, respectively, in 2001. Four office buildings, 555 North Point Center East, 101 Second Street, 600 University Park Place and 1900 Duke Street, which became partially operational for financial reporting purposes in February 2000, April 2000, June 2000 and October 2000, respectively, contributed approximately $996,000, $5,143,000, $1,636,000 and $2,534,000, respectively, to the increase. Additionally, rental property revenues from Inforum increased approximately $1,979,000, as the average economic occupancy increased from 87% in 2000 to 97% in 2001. Rental property revenues increased approximately $2,335,000 from Cerritos Corporate Center - Phase II, which became partially operational for financial reporting purposes in June 2001. Rental property revenues increased approximately $816,000 from AT&T Wireless Services Headquarters. Rental property revenues increased approximately $477,000 in 2001 from 333 John Carlyle, as average economic occupancy increased from 89% in 2000 to 93% in 2001, and approximately
$472,000 in 2001 from 615 Peachtree Street, as average economic occupancy increased from 82% in 2000 to 95% in 2001. Furthermore, rental property revenues from Northside/Alpharetta II increased approximately $507,000 in 2001, as average economic occupancy increased from 59% in 2000 to 70% in 2001.
     Rental property revenues from the Company's retail division increased approximately $3,697,000 in 2001. Rental property revenues increased approximately $3,729,000 from Mira Mesa MarketCenter and approximately $3,082,000 from The Avenue of the Peninsula, both of which became partially operational for financial reporting purposes in May 2000. Rental property revenues also increased approximately $1,829,000 in 2001 from The Avenue Peachtree City, which became partially operational for financial reporting purposes in April 2001. Rental property revenues increased approximately $642,000 in 2001 from Presidential MarketCenter, as an additional phase of the center became partially operational for financial reporting purposes in October 2000, and as the average economic occupancy of the original center increased from 90% in 2000 to 95% in 2001. Rental property revenues increased approximately $554,000 from Salem Road Station, which became partially operational for financial reporting purposes in October 2000, and approximately $545,000 from the Avenue East Cobb, which became partially operational for financial reporting purposes in September 1999. The increase in rental property revenues was partially offset by a decrease of approximately $5,914,000 in 2001 from the February 2001 sale of Colonial Plaza MarketCenter and by approximately $595,000 from the March 2000 sale of Laguna Niguel Promenade.
     Rental property revenues from the Company's office division increased approximately $41,858,000 in 2000. Rental property revenues from 101 Second Street, which became partially operational for financial reporting purposes in April 2000, contributed approximately $12,320,000 to the increase. The June 1999 acquisition of Inforum, a 990,000 rentable square foot office building located in downtown Atlanta, Georgia, increased rental property revenues approximately $12,167,000. Three office buildings, AT&T Wireless Services Headquarters, 555 North Point Center East and 333 John Carlyle, which became partially operational for financial reporting purposes in September 1999, February 2000 and May 1999, respectively, contributed approximately $5,417,000, $2,487,000 and $1,835,000, respectively, to the increase. Two medical office buildings, Northside/Alpharetta II and Meridian Mark Plaza, which became partially operational for financial reporting purposes in September 1999 and April 1999, respectively, contributed approximately $2,196,000 and $2,133,000, respectively, to the increase. Two other office buildings, 600 University Park Place and 1900 Duke Street, which became partially operational for financial reporting purposes in June 2000 and October 2000, respectively, contributed $759,000 and $564,000, respectively, to the increase. Additionally, the aforementioned acquisition of One Georgia Center in December 2000 contributed approximately $590,000 to the increase. Rental property revenues from 615 Peachtree Street increased approximately $571,000 due to an increase in average economic occupancy from 66% in 1999 to 82% in 2000 and 101 Independence Center's average economic occupancy also increased from 97% in 1999 to 98% in 2000, which contributed approximately $460,000 to the increase.
     Rental property revenues from the Company's retail division increased approximately $9,791,000 in 2000. Rental property revenues from The Avenue East Cobb, which became partially operational for financial reporting purposes in September 1999, contributed approximately $4,557,000 to the increase. Two retail centers, Mira Mesa MarketCenter and The Avenue of the Peninsula, both of which became partially operational for financial reporting purposes in May 2000, contributed approximately $3,359,000 and $3,247,000, respectively, to the increase. Additionally, Salem Road Station became partially operational in October 2000, which contributed approximately $161,000 to the increase. The increase was partially offset by approximately $1,873,000 from the aforementioned March 2000 sale of Laguna Niguel Promenade.
     Rental property operating expenses increased from $19,087,000 in 1999 to $33,416,000 and $43,985,000 in 2000 and 2001, respectively. The increases in both 2000 and 2001 were due primarily to the aforementioned office buildings and retail centers being leased-up or becoming partially operational for financial reporting purposes, as well as the aforementioned acquisitions of Inforum in June 1999 and One Georgia Center and The Points at Waterview in December 2000. The increase in rental property operating expenses in 2001 was partially offset by approximately $1,800,000 from the aforementioned sale of Colonial Plaza MarketCenter.
     Development Income. Development income decreased from $6,165,000 in 1999 to $4,251,000 in 2000 and then increased to $6,179,000 in 2001. Development income increased approximately $1,047,000 from CPS. Effective March 1, 2001, CREC II purchased the remaining 25% interest in CPS, at which point the operations of CPS were consolidated, whereas the operations had previously been accounted for using the equity method of accounting and therefore recognized as joint venture income (see Note 5). Development income increased approximately $450,000 from the third party development of The Arboretum and approximately $371,000 from the Emory Crawford Long Hospital campus redevelopment and joint venture medical office tower. Development income also increased approximately $366,000 and $409,000 from the third party developments of Winrock and the Turner Tower, respectively. Tenant construction supervision fees of approximately $433,000 from a tenant at Inforum also contributed to the increase in development income. The increase was partially offset by a decrease in development income of approximately $738,000 from Charlotte Gateway Village, LLC, as construction of Gateway Village was completed, and a decrease of approximately $691,000 from 285 Venture, LLC, as construction of 1155 Perimeter Center West was completed.
     Development income decreased in 2000 by approximately $706,000 from the build-to-suit for Walgreens on an outparcel at Colonial Plaza MarketCenter, by approximately $628,000 from the third party development of Total Systems' corporate headquarters, and by approximately $591,000 from Cousins LORET as construction of The Pinnacle was completed in 1999. Development income also decreased by approximately $182,000 due to a decrease in development fees from the 4200 Wildwood Parkway building, which was completed in 1999, and by approximately $251,000 from a decrease in medical office division third party development fees. The decrease in development income in 2000 was partially offset by an increase in development fees of approximately $462,000 from the Emory Crawford Long Hospital campus redevelopment and joint venture medical office tower.
     Management Fees. Management fees increased from $4,743,000 in 1999 to $4,841,000 and $7,966,000 in 2000 and 2001, respectively. The 2001 increase was mainly due to the aforementioned consolidation of CPS, which contributed approximately $3,241,000 to the increase. Additionally, management fees increased in both 2000 and 2001 due to lease-up of several properties at certain joint ventures from which management fees are recognized. The increases in 2000 and 2001 were partially offset by the disposition of the medical office third party management division in October 2000, which partially offset the increases by approximately $230,000 and $552,000, respectively.
     Leasing and Other Fees. Leasing and other fees decreased from $2,991,000 in 1999 to $1,608,000 in 2000 and then increased to $5,344,000 in 2001. Leasing and other fees increased approximately $3,663,000 in 2001 from the aforementioned consolidation of CPS. The increase in 2001 was partially offset by a decrease in leasing and other fees of approximately $443,000 from the aforementioned disposition of the medical office third party management division in October 2000.
     Leasing fees decreased in 2000 by approximately $987,000 due to a lease signed by CREC at Inforum prior to the Company's acquisition of the building in 1999. Leasing fees from Cousins LORET also decreased approximately $740,000 in 2000, primarily related to the lease-up of The Pinnacle in 1998 and 1999. A higher amount of leasing fees from the lease-up of 1155 Perimeter Center West, owned by 285 Venture, LLC, were recognized in 1999, also contributing to the decrease by approximately $307,000. The decrease in 2000 was partially offset by an increase of approximately $330,000 due to a fee recognized for representing the owners of a third party managed medical office building in the sale of that property and by an increase of approximately $180,000 in leasing fees from the Emory Crawford Long joint venture medical office tower.
     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales decreased from $17,857,000 in 1999 to $13,951,000 and $6,682,000 in 2000 and 2001, respectively. Residential lot sales decreased from $13,779,000 to $12,126,000 and $6,682,000 in 2000 and 2001, respectively, due to a decrease in the number of residential lots sold from 292 lots in 1999 to 217 and 121 lots in 2000 and 2001, respectively. The decrease in residential lot and outparcel sales was also due to a decrease in outparcel sales of approximately $2,253,000 and $1,825,000 in 2000 and 2001, respectively. There were two outparcel sales in 1999 totaling $4,078,000, primarily from one sale of $3,477,000, as compared to three outparcel sales in 2000 totaling $1,825,000. There were no outparcel sales in 2001.
     Residential lot and outparcel cost of sales decreased from $14,897,000 in 1999 to $11,684,000 and $5,910,000 in 2000 and 2001, respectively, partially due to the aforementioned decreases in lot sales and partially due to increases in gross profit percentages used to calculate the cost of sales (which causes a decrease in cost of sales) for residential lot sales in certain of the residential developments in 2000. The decrease in cost of sales in 2000 was also due to higher outparcel cost of sales in 1999 mainly due to the aforementioned outparcel sale, which decreased cost of sales in 2000 by approximately $2,857,000.
     Interest and Other Income. Interest and other income increased from $3,588,000 in 1999 to $5,995,000 and $6,061,000 in 2000 and 2001, respectively.
Interest and other income increased approximately $1,745,000 in 2000 due to interest from the $18.6 million note receivable from Gateway, but decreased approximately $341,000 in 2001 due to a lower interest rate on the Gateway note. The interest on the Gateway note is floating based on LIBOR, which decreased during 2001. The increase in 2000 was also due to approximately $654,000 of additional interest income recognized from the 650 Massachusetts Avenue mortgage notes (see Note 3).
     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures decreased from $19,637,000 in 1999 to $19,452,000 in 2000 and then increased to $22,897,000 in 2001.
     Income from Wildwood Associates increased from $2,453,000 in 1999 to $3,844,000 and $5,223,000 in 2000 and 2001, respectively. The increase in 2001 was mainly due to an increase in income before depreciation, amortization and interest expense of approximately $877,000 from the 3200 Windy Hill Road Building due to renewal of a significant tenant's lease at a higher rental rate. An increase in income before depreciation, amortization and interest expense of approximately $198,000 from the 2300 Windy Ridge Parkway Building due to an increase in average economic occupancy from 99% in 2000 to 100% in 2001 also contributed to the increase. Additionally, interest expense decreased approximately $214,000 due to lower debt levels in 2001.
     The increase in 2000 was primarily due to income before depreciation, amortization and interest expense from the 3200 Windy Hill Road Building and the 4200 Wildwood Parkway Building which increased approximately $731,000 and $257,000, respectively, due to an increase in both buildings' average economic occupancies from 90% in 1999 to 100% in 2000. Income before depreciation, amortization and interest expense from the 2500 Windy Ridge Parkway Building also increased approximately $124,000 due to an increase in average economic occupancy from 95% in 1999 to 98% in 2000. Additionally, depreciation and amortization expense decreased by $186,000 mainly due to certain tenant assets becoming fully amortized during 2000. Also contributing to the increase in 2000 in income from Wildwood Associates was a decrease in interest expense of approximately $195,000 resulting from lower debt levels in 2000. Partially offsetting the increase in income from Wildwood Associates was a decrease of approximately $196,000 in income before depreciation, amortization and interest expense from the 2300 Windy Ridge Parkway Building due to a decrease in average economic occupancy from 100% in 1999 to 99% in 2000 and to rollovers in tenants during 2000.
     Income from Cousins LORET decreased from $53,000 in 1999 to a loss of $384,000 in 2000 and then increased to a loss of $54,000 in 2001. The increase in 2001 was mainly due to an increase in average economic occupancy at The Pinnacle from 92% in 2000 to 98% in 2001. The decrease in 2000 was partially due to a decrease in capitalized interest of approximately $1,072,000 due to completion of construction of The Pinnacle. Additionally, depreciation and amortization expense increased approximately $983,000 due to The Pinnacle becoming fully operational for financial reporting purposes in December 1999. Further contributing to the decrease in income from Cousins LORET in 2000 was decreased interest income of approximately $418,000 due to investments that were made in 1999 using the proceeds from the $70 million financing of The Pinnacle, which was funded in December 1998, which were being held to complete The Pinnacle. Partially offsetting the decrease in 2000 was an increase in income before depreciation, amortization and interest expense from The Pinnacle of approximately $1,826,000 due to an increase in average economic occupancy from 80% in 1999 to 92% in 2000. Further offsetting the decrease in 2000 was an increase of approximately $147,000 in income before depreciation, amortization and interest expense from Two Live Oak Center due to an increase in average economic occupancy from 98% in 1999 to 99% in 2000.
     Income from Temco Associates decreased from $1,270,000 in 1999 to $678,000 in 2000 and then increased to $1,720,000 in 2001. During 2001, 2000 and 1999, approximately 359, 461 and 466 acres, respectively, of the option related to the fee simple interest was exercised and simultaneously sold. CREC's share of the gain on these sales was approximately $1,119,000, $637,000 and $1,229,000 in 2001, 2000 and 1999, respectively. Additionally, CREC began recognizing profits on residential lot sales at Bentwater which contributed approximately $601,000 to the increase in 2001.
     Income from CP Venture LLC increased from $82,000 in 1999 to $611,000 and $923,000 in 2000 and 2001, respectively. The increases in both 2001 and 2000 were due to decreases in depreciation and amortization expense.
      Income from 285 Venture, LLC increased from $831,000 in 2000 to $2,596,000 in 2001 as 1155 Perimeter Center West became partially operational for financial reporting purposes in January 2000. Income from CPI/FSP I, L.P. increased approximately $352,000 in 2001 as Austin Research Park - Buildings III and IV became partially operational for financial reporting purposes in June 2001 and September 2001, respectively (see Note 5).
     Income from CPS decreased approximately $1,496,000 in 2001. Effective March 1, 2001, CREC II purchased the remaining 25% interest in Cousins Stone LP bringing its total interest to 100%, and beginning on that date Cousins Stone LP was consolidated with CREC II.
     Income from Gateway increased approximately $762,000 in 2000 due to the Company recognizing its 11.46% current preferred return on its equity in Gateway beginning in the third quarter 2000.
     General and Administrative Expenses. General and administrative expenses increased from $14,961,000 in 1999 to $18,452,000 and $27,010,000 in 2000 and
2001, respectively. The increase in 2001 was primarily attributable to the aforementioned consolidation of CPS. Also contributing to the increases in both 2000 and 2001 was a decrease of general and administrative expenses capitalized to projects under development due to a lower level of projects under development in 2001 and 2000.
     Depreciation and Amortization. Depreciation and amortization increased from $16,859,000 in 1999 to $32,784,000 and $44,652,000 in 2000 and 2001,
respectively. The increases in both 2000 and 2001 were mainly due to the aforementioned office buildings and retail centers becoming operational for financial reporting purposes. Additionally, the acquisitions of One Georgia Center and The Points at Waterview in December 2000 contributed to the 2001 increase, which was partially offset by the sale of Colonial Plaza MarketCenter in February 2001. The increase in 2000 was also partially due to the acquisition of Inforum in June 1999 and was partially offset by the sale of Laguna Niguel Promenade in March 2000.
     Stock Appreciation Right (Credit) Expense. Stock appreciation right expense increased from $108,000 in 1999 to $468,000 in 2000 and then decreased to a credit of $276,000 in 2001. This non-cash item is primarily related to the number of stock appreciation rights outstanding and the Company's stock price. The Company's stock price was $24.36, $27.9375 and $22.625 per share at December 31, 2001, 2000 and 1999, respectively. A reduction in the number of stock appreciation rights outstanding partially offset the increase in the stock appreciation right expense in 2000 and contributed to the decrease in 2001.
     Interest Expense. Interest expense increased from $600,000 in 1999 to $13,596,000 and $27,610,000 in 2000 and 2001, respectively. Interest expense before capitalization increased from $16,755,000 in 1999 to $28,881,000 in 2000 and $37,322,000 in 2001. Interest expense before capitalization increased in both 2001 and 2000 due partially to increases in the net amounts drawn on the Company's credit facility. Also the Company completed four non-recourse mortgages in 2001: Presidential MarketCenter in May 2001, 600 University Park Place in July 2001, 333 John Carlyle/1900 Duke Street and 333/555 North Point Center East in November 2001 (see Note 4), and three non-recourse mortgages in 2000: 101 Second Street in April 2000, The Avenue East Cobb in July 2000 and Meridian Mark Plaza in August 2000. The amount of interest capitalization (a reduction of interest expense), which changes parallel to the level of projects under development, decreased from $16,155,000 in 1999 to $15,285,000 in 2000 and $9,712,000 in 2001 due to a lower level of projects under development in 2000 and 2001.
     Property Taxes on Undeveloped Land. Property taxes on undeveloped land decreased from $811,000 in 1999 to $40,000 in 2000 and then increased to $619,000 in 2001, respectively. Property taxes on undeveloped land were lower in 2000 due to the reversal of estimated amounts accrued for anticipated reassessments of the Company's North Point and Wildwood land holdings. The final reassessments, after appeal, were lower than the anticipated reassessment, and the accrual was reduced.
     Other Expenses. Other expenses increased from $2,381,000 in 1999 to $4,086,000 and $4,324,000 in 2000 and 2001, respectively. The increases in 2000 and 2001 were partially due to the minority interest's current participation in 101 Second Street, which became partially operational for financial reporting purposes in April 2000, of approximately $829,000 and $1,156,000 in 2000 and 2001, respectively. The increase in 2000 was also due to an increase of approximately $606,000 in Prudential's minority interest in CP Venture Three LLC (see Note 5). Also contributing to the increase in 2000 was a reversal in 1999 of an accrual of approximately $461,000 which was related to an indemnification an insurance company in rehabilitation had made to the Company in 1974 but had defaulted on in 1993. The insurance company, while still in rehabilitation, was determined to be solvent, and the Company's claim was formally accepted and approved. Subsequently in 2001, the Company's claims were paid in full with accrued interest.
     (Benefit) Provision for Income Taxes From Operations. The provision for income taxes from operations decreased from $2,442,000 in 1999 to a benefit of $1,114,000 and $555,000 in 2000 and 2001, respectively. The decrease in the benefit in 2001 was primarily due to a decrease in the loss before income taxes and gain on sale of investment properties of approximately $1,953,000 from CREC and its subsidiaries in 2001. This decrease was primarily due to an increase in income from Temco Associates, an increase in income from Salem Road Station, a decrease in interest expense and a decrease in stock appreciation right expense. The decrease in the loss before income taxes and gain on sale of investment properties was partially offset by a decrease in residential lot sales, net of cost of sales, and an increase in general and administrative expenses in 2001.
     The decrease in benefit for income taxes from operations was partially offset by a decrease in income before income taxes and gain on sale of investment properties to a loss from CREC II and its subsidiaries in 2001. The decrease is primarily due to an increase in interest expense and a decrease in income from CPS (see Note 5). Additionally, true-ups in the accruals required for income taxes related to the 1999 tax returns were made for CREC and its subsidiaries and CREC II and its subsidiaries, which increased the 2000 benefit by approximately $548,000 and $208,000, respectively.
     The decrease from a provision in 1999 to a benefit in 2000 was due to a decrease of approximately $6,978,000 from income before income taxes and gain on sale of investment properties of $5,118,000 in 1999 to a loss before income taxes and gain on sale of investment properties of $1,860,000 in 2000 from CREC and its subsidiaries. Such decrease was due to decreases in residential lot sales, net of cost of sales, net commissions from home sales, income from Temco Associates and income from Hickory Hollow Associates. Salaries and related benefits and predevelopment expenses also increased in 2000, which contributed to the loss before income taxes and gain on sale of investment properties from CREC and its subsidiaries. Also contributing to the decrease from a provision for income taxes in 1999 to a benefit for income taxes in 2000 was a decrease of approximately $656,000 in income before income taxes from CREC II and its subsidiaries. Such decrease was due to an increase in interest expense and stock bonus plan expense in 2000. Additionally, the aforementioned true-ups in the accruals required for income taxes related to the 1999 tax returns were made for CREC and its subsidiaries and CREC II and its subsidiaries which increased the 2000 benefit for income taxes from operations by approximately $548,000 and $208,000, respectively.
     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision, was $58,767,000, $11,937,000 and $23,496,000 in 1999, 2000 and 2001, respectively. The 2001 gain included the following: the February 2001 sale of Colonial Plaza MarketCenter ($17.1 million), the February 2001 disposition of leasehold interests at Summit Green ($.2 million), the December 2001 sale of 7 acres of Wildwood land ($2.0 million) and the amortization of net deferred gain from the Prudential transaction ($4.2 million) (see Note 5).
     The 2000 gain included the following: the March 2000 sale of Laguna Niguel Promenade ($7.2 million), the April 2000 sale of 2 acres of North Point land ($.6 million) and the amortization of net deferred gain from the Prudential transaction ($4.1 million) (see Note 5).
     Cumulative Effect of Change in Accounting Principle. The Company's early adoption of SFAS No. 133, "Accounting for Derivatives," on October 1, 2000 resulted in a reduction in net income of approximately $566,000, which was recorded as a cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Income. The Company owns 248,441 warrants to purchase common stock of Cypress Communications, Inc. which were previously recorded as an asset with an estimated value of approximately $566,000. SFAS No. 133 only affects the Company as it relates to its ownership of warrants to purchase common stock in other companies, which under SFAS No. 133 are considered derivatives and must be marked-to-market each period. Liquidity and Capital Resources:
     Financial Condition. The Company's adjusted debt (including its pro rata share of unconsolidated joint venture debt) was 39% of total market capitalization at December 31, 2001. Adjusted debt is defined as the Company's debt ($585,275) and the Company's pro rata share of unconsolidated joint venture debt ($181,228) as disclosed in Note 4, excluding the Charlotte Gateway Village, LLC debt ($94,685) as it is fully exculpated and fully amortizing debt which is supported by a long-term lease to Bank of America Corporation. As discussed in
Note 4, the Company amended and increased its credit facility to $275 million, which expires August 31, 2004. The credit facility is unsecured and bears interest equal to LIBOR plus a spread which is based on the ratio of total debt to total assets, as defined by the credit facility. The Company had $153.8 million drawn on this credit facility as of December 31, 2001.
     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 8, by using its existing credit facility (increasing the credit facility as required), long-term non-recourse financing on the Company's unleveraged projects, joint ventures, project sales and other financings as market conditions warrant. The Company has entered into construction and design contracts for real estate projects, of which approximately $98 million remains committed at December 31, 2001 and most of which will be paid in 2002. The Company has future lease commitments under land leases aggregating $46.6 million over an average remaining term of 58 years.
     In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities, of which approximately $132 million remains available at December 31, 2001. The Company from time to time evaluates opportunities and strategic alternatives, including but not limited to joint ventures, mergers and acquisitions and new private or publicly-owned entities created to hold existing assets and acquire new assets. These alternatives may also include sales of single or multiple assets when the Company perceives opportunities to capture value and redeploy proceeds or distribute proceeds to stockholders. The Company's consideration of these alternatives is part of its ongoing strategic planning process. There can be no assurance that any such alternative, if undertaken and consummated, would not materially adversely affect the Company or the market price of the Company's Common Stock.
     Cash Flows. Net cash provided by operating activities increased from $91.8 million in 1999 to $103.6 million in 2000 and then decreased to $94.0 million in 2001. Income before gain on sale of investment properties and cumulative effect of change in accounting principle decreased approximately $3.4 million in 2001. Operating distributions from unconsolidated joint ventures decreased approximately $6.1 million in 2001, which contributed to the decrease in net cash provided by operating activities. The decrease in operating distributions from joint ventures is mainly due to decreases in operating distributions of $4.5 million from Wildwood Associates, $3.1 million from CPS and $1.8 million from Temco Associates. Partially offsetting the decrease in operating distributions was an increase in operating distributions from CSC Associates, L.P. of approximately $1.9 million and CPI/FSP I, L.P. of approximately $.8 million. Income from unconsolidated joint ventures increased approximately
$3.4 million, which also contributed to the decrease in net cash provided by operating activities. Further contributing to the decrease in net cash provided by operating activities was a decrease in residential lot and outparcel cost of sales of approximately $6.2 million. Changes in other operating assets and liabilities decreased approximately $3.1 million. Stock appreciation right (credit) expense decreased approximately $1.2 million in 2001, which also contributed to the decrease in net cash provided by operating activities. Depreciation and amortization increased approximately $13.1 million and amortization of unearned compensation increased approximately $1.0 million, both of which partially offset the decrease in net cash provided by operating activities.
     The increase in net cash provided by operating activities in 2000 resulted partially from an improvement in income before gain on sale of investment properties and cumulative effect of change in accounting principle of $5.4 million and an increase in depreciation and amortization of $14.9 million. Operating distributions from unconsolidated joint ventures partially offset the increase in net cash provided by operating activities in 2000 by decreasing $3.5 million. The decrease in operating distributions from unconsolidated joint ventures in 2000 was partially due to a decrease in operating distributions from CP Venture LLC of $6.2 million. The final distribution of $4.1 million was made in 1999 from Haywood Mall Associates due to the sale of the Company's 50% interest in Haywood Mall in June 1999, further contributing to the decrease in operating distributions. Operating distributions from Cousins LORET decreased by $4.3 million in 2000 and distributions from Hickory Hollow Associates, which was dissolved in early 2000, decreased $.4 million in 2000. Partially offsetting the decrease in operating distributions in 2000 was an increase of $5.0 million of operating distributions from Wildwood Associates, an increase of $1.8 million in operating distributions from Temco Associates and an increase of $3.2 million in operating distributions from CPS. Additionally, operating distributions from Gateway of $.7 million were received in 2000 as the Company began receiving its 11.46% current preferred return (see Note 5), and operating distributions from 285 Venture, LLC of $1.0 million were received as 1155 Perimeter Center West became partially operational for financial reporting purposes in 2000 (see Note
5). Residential lot and outparcel cost of sales partially offset the increase in net cash provided by operating activities in 2000 by decreasing $3.2 million. Changes in other operating assets and liabilities decreased $.9 million in 2000, which decrease also partially offset the increase in net cash provided by operating activities. Furthermore, the effect of recognizing rental revenues on a straight-line basis partially offset the increase in net cash provided by operating activities by $1.0 million in 2000.
     Net cash used in investing activities increased from $158.9 million in 1999 to $230.9 million in 2000, and then decreased to $120.7 million in 2001. Net cash provided by sales activities increased approximately $30.1 million in 2001, which contributed to the decrease in net cash used in investing activities, due primarily to the sale of Colonial Plaza MarketCenter in February 2001 (see Note
8). The decrease in net cash used in investing activities was also partially due to a decrease of approximately $75.6 million in property acquisition and development expenditures, as a result of the Company having a lower level of projects under development. Also contributing to the decrease in net cash used in investing activities was an increase in non-operating distributions from unconsolidated joint ventures in 2001. The Company received a non-operating distribution of $18.6 million from Gateway. Partially offsetting the decrease in net cash used in investing activities was an increase of approximately $7.2 million in investment in unconsolidated joint ventures in 2001. Investment in Crawford Long - CPI, LLC increased approximately $13.7 million as a result of development of the Emory Crawford Long joint venture medical office tower and investment in CPI/FSP I, L.P. increased approximately $5.0 million as a result of development of Austin Research Park - Buildings III and IV. Investment in Gateway also increased approximately $7.8 million. Partially offsetting the increase in investment in unconsolidated joint ventures was a decrease in 285 Venture, LLC of approximately $12.8 million, as construction of 1155 Perimeter Center West was completed. Also partially offsetting the increase was a decrease in the investment in CPS of approximately $4.5 million, as the Company purchased the remaining 25% interest in March 2001 (see Note 5). Change in other assets, net, increased approximately $4.8 million, which partially offset the aforementioned decrease in net cash used in investing activities. Net cash paid in acquisition of a business, which resulted from the acquisition of the remaining 25% interest in CPS, further offset the decrease in net cash used in investing activities by approximately $2.1 million.
     A decrease of $125.5 million in net cash received in formation of a venture due to Prudential contributing the final amounts due in 1999 related to the formation of the Prudential venture increased net cash used in investing activities in 2000. Additionally, net cash provided by sales activities, which also increases net cash used in investing activities, decreased $58.9 million in 2000 primarily due to the June 1999 sale of the Company's 50% interest in Haywood Mall. Non-operating distributions from unconsolidated joint ventures decreased $3.6 million in 2000, which also contributed to the increase in net cash used in investing activities. Non-operating distributions from Wildwood Associates decreased $2.0 million, and non-operating distributions from Cousins LORET decreased $1.6 million. Change in other assets, net, increased $1.9 million, which further contributed to the increase in net cash used in investing activities. Collection of notes receivable, net of investment in notes receivable, decreased $3.5 million in 2000, which also contributed to the increase in net cash used in investing activities. Property acquisition and development expenditures decreased $122.0 million, which partially offset the increase in net cash used in investing activities, due to a lower level of projects under development in 2000.
     Net cash provided by financing activities increased from $67.2 million in 1999 to $127.5 million in 2000, and then decreased to $35.5 million in 2001. The decrease in net cash provided by financing activities in 2001 was primarily attributable to an increase in net amounts drawn on the credit facility of $64.1 million and a decrease of a $28.0 million in proceeds from other notes payable. The Company completed five financings for a total of $126.5 million in 2001 as compared to three financings for a total of $154.5 million in 2000 (see Note 4). An increase in the dividends paid per share to $1.39 in 2001 from $1.24 in 2000 and an increase in the number of shares outstanding also contributed to the decrease in net cash provided by financing activities, as dividends paid increased approximately $8.3 million. The Company repurchased 527,400 shares of its outstanding common stock in September 2001, which contributed approximately $12.5 million to the decrease in net cash provided by financing activities. Common stock sold, net of expenses, increased by approximately $1.4 million and repayment of other notes payable decreased by approximately $19.5 million, due to the repayment in 2000 of the note payable to First Union National Bank, both of which partially offset the decrease in net cash provided by financing activities.
     The increase in net cash provided by financing activities in 2000 was primarily due to an increase in proceeds from other notes payable of $154.5 million, as the Company completed three financings in 2000, as compared to none in 1999. Common stock sold, net of expenses, increased $2.3 million which further contributed to the increase in net cash provided by financing activities. Also contributing to the increase was a decrease of $5.0 million in purchases of treasury stock. Partially offsetting the increase in net cash provided by financing activities was a decrease of $75.9 million in net amounts drawn on the Company's credit facility. Also, repayment of other notes payable increased by $19.2 million primarily due to the aforementioned repayment in full upon its maturity in 2000 of the note payable to First Union National Bank, which further offset the increase in net cash provided by financing activities. Dividends paid increased by $6.4 million due to an increase in dividends paid per share from $1.12 in 1999 to $1.24 in 2000 and an increase in the number of shares outstanding, which also partially offset the increase in net cash provided by financing activities.
     Effects of Inflation. The Company attempts to minimize the effect of inflation on income from operating properties by the use of rents tied to tenants' sales, periodic fixed-rent increases and increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.
     Other Matters. The events of September 11, 2001 adversely affected the pricing and availability of property insurance. In particular, premiums have increased and terrorism insurance coverage has become harder to obtain. At this time, the Company and its joint ventures are fully insured on all of their assets with the exception that terrorism insurance coverage for Bank of America Plaza, a 1.3 million rentable square foot office project located in Atlanta, Georgia, is limited to $150 million. While the Company's cost of property insurance coverage has increased, management believes the costs are still reasonable and should not have a material impact on the Company's results of operations.

Quantitative and Qualitative Disclosure about Market Risk

     The variable rate debt is from the Company's credit facility, which is drawn on as needed and was increased in August 2001 (see Note 4), and from a mortgage note at an unconsolidated joint venture, Ten Peachtree Place Associates. Since these rates are floating, the Company is exposed to the impact of interest rate changes. None of the Company's notes receivable have variable interest rates. The Company does not enter into contracts for trading purposes and does not use leveraged instruments. The following table summarizes the Company's market risk associated with notes payable and notes receivable as of December 31, 2001. The information presented below should be read in conjunction with Notes 3 and 4. The table presents principal cash flows and related weighted average interest rates by expected year of maturity. Variable rate represents the floating interest rate calculated at December 31, 2001.





                                                              Expected Year of Maturity
                               ---------------------------------------------------------------------------------------
                                                                                                                Fair
                                 2002      2003      2004        2005       2006     Thereafter     Total      Value
                               ---------------------------------------------------------------------------------------
                                                                  ($ in thousands)
Notes Payable (including
  share of unconsolidated
  joint ventures):
     Fixed Rate                $17,095   $18,170   $ 19,551    $85,004    $18,766     $541,172    $699,758    $720,396
     Average Interest Rate       7.25%     7.23%      7.23%      7.61%      7.12%        7.48%       7.47%          --

     Variable Rate             $ 1,029   $ 1,057   $154,901    $ 1,117    $ 1,148     $  2,178    $161,430    $161,430
     Average Interest Rate       2.73%     2.73%      3.43%      2.73%      2.73%        2.73%       3.40%          --

Notes Receivable:
     Fixed Rate                $    18   $25,001   $     --    $    --    $    --     $     --    $ 25,019    $ 29,232
     Average Interest Rate       8.50%    10.00%         --         --         --           --      10.00%          --




Cousins Properties Incorporated and Consolidated Entities
MARKET AND DIVIDEND INFORMATION
-------------------------------------------------------------------------------------------------------------------
     The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:

                                        2001 Quarters                                2000 Quarters
                           -------------------------------------       -----------------------------------------
                            First     Second    Third    Fourth         First      Second     Third      Fourth
                           -------   -------   -------  --------       -------    -------    -------    --------

High                        $28.75    $27.65    $27.07    $25.38        $24.94     $26.75     $30.44      $28.67
Low                          23.50     24.85     23.30     23.70         21.94      24.94      25.75       25.69
Dividends Declared             .34       .34       .34       .37           .30        .30        .30         .34
Payment Date               2/22/01   5/30/01   8/24/01  12/22/01       2/23/00    5/30/00    8/25/00    12/22/00

     The Company's stock trades on the New York Stock Exchange (ticker symbol
CUZ). At February 28, 2002, there were 1,114 stockholders of record.

-------------------------------------------------------------------------------
ABOUT YOUR DIVIDENDS


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

     Capital Gains Dividends - In some years, as it did in 2001, 2000 and 1999, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of "Notes to Consolidated Financial Statements").
     Tax Preference Items and "Differently Treated Items" - Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholder's alternative minimum taxable income. The amount of this adjustment is included in Note 6 of "Notes to Consolidated Financial Statements."
     Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder's tax filing unless that stockholder's alternative minimum tax is higher than that stockholder's regular tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.





Cousins Properties Incorporated and Consolidated Entities
SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------
Selected quarterly information for the two years ended December 31, 2001 ($ in thousands, except per share amounts):
                                                                                               Quarters
                                                                                ----------------------------------------
                                                                                 First      Second     Third      Fourth
                                                                                -------    -------    -------    -------
2001:
Revenues                                                                        $43,103    $44,038    $45,357    $45,203
Income from unconsolidated joint ventures                                         5,505      5,640      5,804      5,948
Gain on sale of investment properties, net of applicable income
   tax provision                                                                 18,345      1,077      1,031      3,043
Net income                                                                       31,367     12,558     13,387     13,503
Basic net income per share                                                          .64        .25        .27        .28
Diluted net income per share                                                        .62        .25        .27        .27

2000:
Revenues                                                                        $28,653    $35,842    $37,335    $42,802
Income from unconsolidated joint ventures                                         3,877      4,407      5,360      5,808
Gain on sale of investment properties, net of applicable income
   tax provision                                                                  8,292      1,575      1,028      1,042
Net income before cumulative effect of change in accounting principle            20,941     13,139     13,696     14,833
Cumulative effect of change in accounting principle                                  --         --         --       (566)
                                                                                -------    -------    -------    -------
Net income                                                                       20,941     13,139     13,696     14,267
Basic net income per share before cumulative effect of change in
   accounting principle                                                             .44        .27        .28        .30
Cumulative effect of change in accounting principle per share                       --         --         --        (.01)
                                                                                -------    -------    -------    -------
Basic net income per share                                                          .44        .27        .28        .29
Diluted net income per share before cumulative effect of change in
   accounting principle                                                             .43        .27        .27        .29
Cumulative effect of change in accounting principle per share                        --         --         --       (.01)
                                                                                -------    -------    -------    -------
Diluted net income per share                                                        .43        .27        .27        .28
                                                                                =======    =======    =======    =======

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP



COUNSEL
King & Spalding
Troutman Sanders



TRANSFER AGENT AND REGISTRAR
First Union National Bank
Shareholder Services Group - 1153
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


INVESTOR RELATIONS CONTACT
Mark A. Russell, Vice President - Chief Financial Analyst and Director of Investor Relations

Cousins Properties Incorporated and Consolidated Entities


DIRECTORS
T. G. Cousins
Chairman of the Board

Thomas D. Bell, Jr.
Vice Chairman of the Board, President
and Chief Executive Officer

Richard W. Courts, II
Chairman
Atlantic Investment Company

Lillian C. Giornelli
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

Terence C. Golden
Chairman
Bailey Capital Corporation

Boone A. Knox
Chairman
Regions Bank of Central Georgia

John J. Mack
Chairman and Chief Executive
Officer
Credit Suisse First Boston

Hugh L. McColl, Jr.
Retired Chairman and Chief
Executive Officer
Bank of America Corporation

William Porter Payne
Partner
Gleacher & Co.

R. Dary Stone
President - Texas


Henry C. Goodrich
Director Emeritus


CORPORATE
T. G. Cousins
Chairman of the Board

Thomas D. Bell, Jr.
Vice Chairman of the Board, President
and Chief Executive Officer

Tom G. Charlesworth
Executive Vice President and
Chief Investment Officer

Kelly H. Barrett
Senior Vice President and
Chief Financial Officer

Lisa M. Borders
Senior Vice President

James A. Fleming
Senior Vice President, General Counsel
and Secretary

Larry B. Gardner
Senior Vice President -  Human Resources

Dan G. Arnold
Vice President - Information Systems

Molly Faircloth
Vice President - Management Reporting, Systems and Special Projects

Patricia A. Grimes
Vice President - Financial and SEC Reporting and Accounting Policy

Karen S. Hughes
Vice President - Treasury and Finance

Kristin R. Myers
Vice President - Taxation and Benefit Plan Compliance

Mark A. Russell
Vice President - Chief Financial
Analyst and Director of Investor Relations

Lisa R. Simmons
Director of Corporate
Communications

OFFICE DIVISION
Craig B. Jones
President

R. Dary Stone
President - Texas

John S. McColl
Senior Vice President

Michael B. Ablon
Senior Vice President - Dallas

W. Henry Atkins
Senior Vice President - Charlotte

Charles E. Cotten
Senior Vice President - Dallas

Mark P. Dickenson
Senior Vice President - Dallas

James F. George
Senior Vice President - Development

Tim Hendricks
Senior Vice President - Austin

Jack A. LaHue
Senior Vice President - Asset
Management

John L. Murphy
Senior Vice President - Atlanta

Dara J. Nicholson
Senior Vice President - Property
Management

W. James Overton
Senior Vice President - Development

C. David Atkins
Vice President - Asset Management

James D. Dean
Vice President - Senior Development
Executive

John S. Durham
Vice President - Leasing

Lee Eastwood
Vice President - Leasing

Walter L. Fish
Vice President - Leasing

John N. Goff
Vice President - Development Executive

Charles D. McCormick
Vice President - Development Executive

Ronald C. Sturgis
Vice President - Property
Management

Lloyd P. Thompson, Jr.
Vice President - Senior Development
Executive

John R. Ward
Vice President - Asset
Management

Bruce J. Wittschiebe
Vice President - Development Executive

RETAIL DIVISION
Joel T. Murphy
President

William I. Bassett
Senior Vice President - Development

Alexander A. Chambers
Senior Vice President

Michael I. Cohn
Senior Vice President

Robert A. Manarino
Senior Vice President - Director of
Western Region Operations

Thomas D. Lenny
Senior Vice President - Western Region

Keven D. Doherty
Vice President - Development
Western Region

Kevin B. Polston
Vice President - Leasing

Amy S. Siegal
Vice President - Leasing

LAND DIVISION*
(Cousins Neighborhoods)
Bruce E. Smith
President

Craig A. Lacey
Vice President - Development

Michael J. Quinley
Vice President -  Development




*Officers of Cousins Real Estate Corporation only