Form 10-K/A, Exhibit 13
period 2002-12-31
COUSINS PROPERTIES INC
filed 2003-03-26
CIK 25232

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)
                                                             December 31,
                                                      ------------------------
                                                         2002          2001
                                                      ----------    ----------
ASSETS
------

PROPERTIES:
   Operating properties, net of accumulated
     depreciation of $155,100 in 2002 and
     $105,795 in 2001                                 $  757,329    $  764,810
   Operating property held for sale, net of
     accumulated depreciation of $244 in 2001                 --         6,309
   Land held for investment or future development         16,632        15,294
   Projects under construction                           171,135       140,833
   Residential lots under development                     20,100        12,520
                                                      ------------------------
     Total Properties                                    965,196       939,766

CASH AND CASH EQUIVALENTS, at cost, which
   approximates market                                     9,471        10,556

NOTES AND OTHER RECEIVABLES                               50,607        44,533

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES              185,516       185,397

OTHER ASSETS, including goodwill of $15,612 in
   2002 and 2001                                          37,287        36,377
                                                      ------------------------
       TOTAL ASSETS                                   $1,248,077    $1,216,629
                                                      ========================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------

NOTES PAYABLE                                         $  669,792    $  585,275

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                  35,445        31,762

DEPOSITS AND DEFERRED INCOME                               3,429         2,422
                                                      ------------------------

       TOTAL LIABILITIES                                 708,666       619,459
                                                      ------------------------

DEFERRED GAIN                                            103,568       107,676
                                                      ------------------------

MINORITY INTERESTS                                        26,959        26,821
                                                      ------------------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' INVESTMENT:
   Common stock, $1 par value; authorized
     150,000,000 shares, issued 50,843,835 in
     2002 and 50,106,110 in 2001                          50,844        50,106
   Additional paid-in capital                            288,172       276,268
   Treasury stock at cost, 2,457,482 shares in
     2002 and 681,000 shares in 2001                     (59,356)      (17,465)
   Unearned compensation                                  (2,647)       (3,580)
   Cumulative undistributed net income                   131,871       157,344
                                                      ------------------------

       TOTAL STOCKHOLDERS' INVESTMENT                    408,884       462,673
                                                      ------------------------

       TOTAL LIABILITIES AND STOCKHOLDERS'
           INVESTMENT                                 $1,248,077     $1,216,629
                                                      =========================




See notes to consolidated financial statements.

Cousins Properties Incorporated and Consolidated Entities
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
($ in thousands, except share and per share amounts)
                                                     Years Ended December 31,
                                                 ------------------------------
                                                   2002       2001       2000
                                                 --------   --------   --------
REVENUES:
   Rental property revenues                      $168,046   $144,754   $113,825
   Development income                               4,625      6,179      4,251
   Management fees                                  9,313      7,966      4,841
   Leasing and other fees                           4,297      5,344      1,608
   Residential lot and outparcel sales              9,126      6,682     13,951
   Interest and other                               4,393      6,061      5,995
                                                 ------------------------------
                                                  199,800    176,986    144,471
                                                 ------------------------------
INCOME FROM UNCONSOLIDATED JOINT VENTURES          26,670     22,897     19,452
                                                 ------------------------------
COSTS AND EXPENSES:
   Rental property operating expenses              49,015     43,826     33,379
   General and administrative expenses             27,670     27,010     18,452
   Depreciation and amortization                   54,248     44,453     32,742
   Stock appreciation right expense (credit)           29       (276)       468
   Residential lot and outparcel cost of sales      7,309      5,910     11,684
   Interest expense                                37,423     27,610     13,596
   Property taxes on undeveloped land                 675        619         40
   Other                                            4,857      4,324      4,086
                                                 ------------------------------
                                                  181,226    153,476    114,447
                                                 ------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES                                    45,244     46,407     49,476
PROVISION (BENEFIT) FOR INCOME TAXES FROM
   OPERATIONS                                       1,526       (691)    (1,145)
                                                 ------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   GAIN ON SALE OF INVESTMENT PROPERTIES           43,718     47,098     50,621
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF
   APPLICABLE INCOME TAX PROVISION                  6,254     23,496     11,937
                                                 ------------------------------
INCOME FROM CONTINUING OPERATIONS                  49,972     70,594     62,558
                                                 ------------------------------
DISCONTINUED OPERATIONS, NET OF APPLICABLE
   INCOME TAX PROVISION:
   Income from discontinued operations                227        221         51
   Gain on sale of investment property              1,174         --         --
                                                 ------------------------------
                                                    1,401        221         51
                                                 ------------------------------
EXTRAORDINARY LOSS                                 (3,501)        --         --
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE                                           --         --       (566)
                                                 ------------------------------
NET INCOME                                       $ 47,872   $ 70,815   $ 62,043
                                                 ==============================
BASIC NET INCOME PER SHARE:
   Income from continuing operations             $   1.01   $   1.43   $   1.29
   Discontinued operations                            .03        .01         --
   Extraordinary loss                                (.07)        --         --
   Cumulative effect of change in accounting
     principle                                         --         --      (0.01)
                                                 ------------------------------
   Basic net income per share                    $    .97   $   1.44    $  1.28
                                                 ==============================
DILUTED NET INCOME PER SHARE:
   Income from continuing operations             $   1.00   $   1.40    $  1.26
   Discontinued operations                            .03        .01         --
   Extraordinary loss                                (.07)        --         --
   Cumulative effect of change in accounting
     principle                                         --         --      (0.01)
                                                 ------------------------------
   Diluted net income per share                  $    .96   $   1.41    $  1.25
                                                 ==============================
CASH DIVIDENDS DECLARED PER SHARE                $   1.48   $   1.39    $  1.24
                                                 ==============================
WEIGHTED AVERAGE SHARES                            49,252     49,205     48,632
                                                 ==============================
DILUTED WEIGHTED AVERAGE SHARES                    49,937     50,280     49,731
                                                 ==============================

See notes to consolidated financial statements.



Cousins Properties Incorporated and Consolidated Entities

-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
Years Ended December 31, 2002, 2001 and 2000
($ in thousands)
                                                  Additional                                 Cumulative
                                      Common        Paid-In      Treasury      Unearned     Undistributed
                                       Stock        Capital        Stock     Compensation    Net Income        Total
                                     --------      --------      --------    ------------   -------------     -------
BALANCE, December 31, 1999           $48,415       $240,901      $ (4,990)      $    --        $153,396       $437,722

   Net income, 2000                       --             --            --           --          62,043          62,043
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan               195            727            --           --              --             922
     Dividend reinvestment plan          489         11,436            --           --              --          11,925
     Stock grant                         265          6,595            --       (4,690)             --           2,170
   Dividends declared                     --             --            --           --         (60,315)        (60,315)
                                     ---------------------------------------------------------------------------------
BALANCE, December 31, 2000            49,364        259,659        (4,990)      (4,690)        155,124         454,467

   Net income, 2001                       --             --            --           --          70,815          70,815
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan               162          3,339            --           --              --           3,501
     Dividend reinvestment plan          578         13,299            --           --              --          13,877
     Stock grant and related
       amortization, net of
       forfeitures                         2            (29)           --        1,110              --           1,083
   Dividends declared                     --             --            --           --         (68,595)        (68,595)
   Purchase of treasury stock             --             --       (12,475)          --              --         (12,475)
                                     ---------------------------------------------------------------------------------

BALANCE, December 31, 2001            50,106        276,268       (17,465)      (3,580)        157,344         462,673

   Net income, 2002                       --             --            --           --          47,872          47,872
   Common stock issued pursuant to:
     Exercise of options and
       director stock plan               750         12,234            --           --              --          12,984
     Stock grant and related
       amortization, net of
       forfeitures                       (12)          (330)           --          933              --             591
   Dividends declared                     --             --            --           --         (73,345)        (73,345)
   Purchase of treasury stock             --             --       (41,891)          --              --         (41,891)
                                     ---------------------------------------------------------------------------------

BALANCE, December 31, 2002           $50,844       $288,172      $(59,356)     $(2,647)       $131,871        $408,884
                                     =================================================================================






See notes to consolidated financial statements.



Cousins Properties Incorporated and Consolidated Entities
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------
($ in thousands)

                                                                                             Years Ended December 31,
                                                                                          -------------------------------
                                                                                           2002        2001        2000
                                                                                          --------   --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income from continuing operations before gain on sale of investment
     properties                                                                           $ 43,718   $ 47,098    $ 50,621
   Adjustments to reconcile income from continuing operations before gain on sale of investment properties to net cash provided by operating activities:
       Depreciation and amortization, net of minority interest's share                      54,248     44,357      31,480
       Amortization of unearned compensation                                                   591      1,019          --
       Stock appreciation right expense (credit)                                                29       (276)        468
       Cash charges to expense accrual for stock appreciation rights                          (347)      (975)       (536)
       Effect of recognizing rental revenues on a straight-line basis                       (2,137)    (2,380)     (2,111)
       Residential lot and outparcel cost of sales                                           5,715      4,445      10,576
       Changes in other operating assets and liabilities:
         Change in other receivables                                                        (2,634)     2,042      (2,763)
         Change in accounts payable and accrued liabilities                                  3,562     (5,159)      2,692
                                                                                          -------------------------------
Net cash provided by operating activities of continuing operations                         102,745     90,171      90,427
                                                                                          -------------------------------
Net cash provided by operating activities of discontinued operations                           366        420          93
                                                                                          -------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Gain on sale of investment  properties, net of applicable income tax provision            7,428     23,496      11,937
   Adjustments to reconcile gain on sale of investment properties to net cash provided by sales activities:
       Cost of sales                                                                         6,118     36,253      17,510
       Deferred income recognized                                                           (4,104)    (4,126)     (4,112)
       Non-cash gain on disposition of leasehold interests                                      --       (236)         --
   Property acquisition and development expenditures                                       (87,988)  (140,346)   (215,958)
   Distributions in excess of income from unconsolidated joint ventures                      9,366     22,081      13,086
   Investment in unconsolidated joint ventures, including interest
     capitalized to equity investments                                                      (9,485)   (44,030)    (36,820)
   Investment in notes receivable                                                           (1,308)    (1,308)     (1,214)
   Collection of notes receivable                                                                5      2,916       2,742
   Change in other assets, net                                                              (2,992)    (9,839)     (4,998)
   Net cash paid in acquisition of a business                                                   --     (2,126)         --
                                                                                          -------------------------------
Net cash used in investing activities                                                      (82,960)  (117,265)   (217,827)
                                                                                          -------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of credit facility                                                           (246,362)  (318,510)   (287,711)
   Proceeds from credit facility                                                           251,703    298,030     331,356
   Common stock sold, net of expenses                                                       12,984     16,414      15,017
   Common stock repurchases                                                                (41,891)   (12,475)         --
   Dividends paid                                                                          (73,345)   (68,595)    (60,315)
   Proceeds from other notes payable                                                       152,843    126,500     154,500
   Repayment of other notes payable                                                        (73,667)    (5,830)    (25,317)
   Extraordinary loss                                                                       (3,501)        --          --
                                                                                          -------------------------------
Net cash (used in) provided by financing activities                                        (21,236)    35,534     127,530
                                                                                          -------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                        (1,085)     8,860         223
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              10,556      1,696       1,473
                                                                                          -------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $  9,471   $ 10,556    $  1,696
                                                                                          ===============================



See notes to consolidated financial statements.

Cousins Properties Incorporated and Consolidated Entities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 2002, 2001 and 2000

1.   SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:

     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated ("Cousins"), its majority-owned partnerships and wholly-owned subsidiaries, Cousins Real Estate Corporation ("CREC") and its subsidiaries and CREC II Inc. ("CREC II") and its subsidiaries. Information regarding CREC and CREC II is included in Note 2. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the "Company." The Company's investments in its non-majority-owned and/or non-controlled joint ventures are recorded using the equity method of accounting. Information regarding the non-majority-owned and/or non-controlled joint ventures is included in Note 5.

     Income Taxes:

     Since 1987, Cousins has elected to be taxed as a real estate investment trust ("REIT"). As a REIT, Cousins is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding the consolidated taxable income of CREC and its wholly-owned subsidiaries and CREC II and its wholly-owned subsidiaries) to stockholders, which is Cousins' current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see Note 7). CREC and its wholly-owned subsidiaries and CREC II and its wholly-owned subsidiaries each file a consolidated federal income tax return.

     Depreciation and Amortization:

     Real estate assets are stated at depreciated cost. Buildings are depreciated over 30 years. Buildings that were acquired are depreciated over 15, 25 or 30 years. Furniture, fixtures and equipment are depreciated over three to five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.

     Long-Lived Assets:

     Long-lived assets include property, goodwill and other assets which are held and used by an entity. Effective January 1, 2002, the Company values its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144. The carrying value of long-lived assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected undiscounted future operating cash flows derived from such assets are less than their carrying value. Management believes no such impairments have occurred during any of the periods presented. See "Recent Accounting Pronouncements" for a further discussion of SFAS No. 144.

     Fee Income and Cost Capitalization:

     Development, construction and leasing fees received from unconsolidated joint ventures and related salaries and other direct costs incurred by the Company are recognized as income and expense based on the percentage of the joint venture which the Company does not own. Correspondingly, investment in unconsolidated joint ventures is adjusted for these fees and related costs based on the percentage of the unconsolidated joint venture which the Company owns.

     Management fees received from unconsolidated joint ventures are recognized as earned. The Company expenses salaries and other direct costs related to these management fees.

     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. These fees totaled $2,784,000, $2,585,000 and $3,048,000 in 2002, 2001 and 2000, respectively. Management fees received from consolidated entities are eliminated in consolidation, and related salaries and other direct costs are reflected in rental property operating expenses. Costs related to planning, developing, leasing and constructing a property (including related general and administrative expenses) are capitalized to the basis of the property.

     Interest, real estate taxes and operating expenses of properties are also capitalized from the date a project receives its certificate of occupancy and for one year thereafter based on the percentage of the project available for occupancy. Interest is capitalized to investments accounted for by the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.

     Stock-Based Employee Compensation:

     The Company has several stock-based employee compensation plans which are described fully in Note 6. The Company has elected to account for its plans under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." No stock-based employee compensation cost is reflected in net income for options granted under the plans, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Stock-based employee compensation cost is reflected in net income for stock appreciation rights ("SARs") and restricted stock grants issued under the plans.

     For purposes of the pro forma disclosures required by SFAS No. 123, the Company has computed the value of all stock awards and stock options granted during 2002, 2001 and 2000 using the Black-Scholes option pricing model with the following weighted average assumptions and results:

                             2002     2001       2000
                            -----     -----      -----
Assumptions
-----------
Risk-free interest rate     4.51%     4.70%      5.33%
Assumed dividend yield      6.12%     5.97%      4.91%
Assumed lives of option
  awards                    8 years   8 years    8 years
Assumed volatility          0.192     0.197      0.202

Results
-------
Weighted average
  fair value of
  options granted           $2.33     $2.62     $4.20

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

     If the Company had accounted for its stock-based compensation awards in 2002, 2001 and 2000 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts):

                                                2002     2001     2000
                                               -------  -------  ------

Net income, as reported                        $47,872  $70,815  $62,043
Add:  Stock-based employee
   compensation expense included
   in reported net income, net of
   related tax effects                             607    1,055    1,180
Deduct:  Total stock-based employee
   compensation expense determined
   under fair-value-based method for
   all awards, net of related tax effects       (3,040)  (3,393)  (2,780)
                                               -------------------------
Pro forma net income                           $45,439  $68,477  $60,443
                                               =========================

Net income per share:
   Basic - as reported                         $   .97  $  1.44  $  1.28
                                               =========================
   Basic - pro forma                           $   .92  $  1.39  $  1.24
                                               =========================
   Diluted - as reported                       $   .96  $  1.41  $  1.25
                                               =========================
   Diluted - pro forma                         $   .91  $  1.36  $  1.22
                                               =========================

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

     Share data is as follows (in thousands):

                                        2002     2001     2000
                                        ----     ----     ----

Weighted average shares                49,252   49,205   48,632
Dilutive potential common shares          685    1,075    1,099
                                       ------------------------
Diluted weighted average shares        49,937   50,280   49,731
                                       ========================
Anti-dilutive options not included        976      957      906
                                       ========================

     Cash and Cash Equivalents:

     Cash and cash equivalents include cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to market rate at least every three months. At December 31, 2002 and 2001, cash and cash equivalents included approximately $2,838,000 and $804,000, respectively, which is restricted under debt agreements.

     Rental Property Revenues:

     In accordance with SFAS No. 13, "Accounting for Leases," income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) and/or periods of free rent is recognized on a straight-line basis.

     The Company makes valuation adjustments to all tenant-related revenue based upon the tenant's credit and business risk. The Company generally suspends the accrual of income on specific tenants where rental payments or reimbursements are delinquent 90 days or more.

     Recent Accounting Pronouncements:

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS No. 142, there will be no amortization of goodwill and other intangible assets that have indefinite useful lives. Instead, these assets must be tested for impairment upon the adoption of SFAS No. 142 and annually thereafter. On January 1, 2002, the adoption date, the Company had goodwill totaling approximately $15.6 million. The Company's initial impairment test of this goodwill in the first quarter 2002 and the annual test in the fourth quarter 2002 both resulted in no impairment. Amortization expense recorded related to this goodwill was approximately $654,000 and $321,000 for the years ended December 31, 2001 and 2000, respectively. Had amortization expense not been recorded in 2001 and 2000, diluted net income per share would have been $1.42 and $1.25 for the years ended December 31, 2001 and 2000, respectively.

     In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued, which the Company adopted effective January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and long-lived assets to be disposed of. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and establishes criteria beyond that previously specified in SFAS No. 121 to determine when a long-lived asset is to be considered as held for sale. The Company believes that the impairment provisions of SFAS No. 144 are similar to SFAS No. 121, and the adoption had no impact on the Company's financial statements. SFAS No. 144 also requires that the gains and losses from the disposition of certain real estate assets and the related historical operating results be included in a separate line item, Income from Discontinued Operations, in the Consolidated Statements of Income for all periods presented. In the normal course of business, the Company recycles invested capital by disposing of existing assets and redeploying the proceeds in order to enhance total returns to stockholders.

     In October 2002, the Company sold Salem Road Station, a 67,000 square foot retail neighborhood center, which met the criteria of a qualifying disposition in accordance with SFAS No. 144 in the third quarter 2002. The Company reclassified the carrying amount of Salem Road Station to an Operating Property Held for Sale as of December 31, 2001 in the accompanying Consolidated Balance Sheets. Additionally, the results of operations for Salem Road Station were reclassified as Income from Discontinued Operations in the accompanying Consolidated Statements of Income for all periods presented. The following table details the adjustments made to the Consolidated Statements of Income ($ in thousands):

                                              2002     2001    2000
                                             ------    ----    ----
   Rental property revenues                  $  626    $715   $161
   Rental property operating expenses           121     159     37
   Depreciation and amortization                139     199     42
   Provision for income taxes                   139     136     31
                                             ------    ----   ----
   Income from discontinued operations       $  227    $221   $ 51
                                             ======    ====   ====
   Gain on sale of investment property       $1,320
   Provision for income taxes                   146
                                             ------
   Gain on sale of investment property,
     net                                     $1,174
                                             ======

     In April 2002, SFAS No. 145, "Rescission of FASB Nos. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections," was issued. SFAS No. 145, which will be effective for the Company January 1, 2003, among other things eliminates the requirement that all gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item. However, a gain or loss arising from such an event or transaction would continue to be classified as an extraordinary item if the event or transaction is both unusual in nature and infrequent in occurrence per the criteria in APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." As part of the transition guidance, although net income would not be affected, gains and losses from debt extinguishment in prior periods that do not meet the criteria in APB No. 30 cannot be treated as extraordinary items for all periods presented. The Company anticipates that the extraordinary item recognized in 2002 will be reclassified to recurring operations upon adoption of SFAS No. 145.

    In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57, and 107, and rescission of FASB Interpretation No. 34." The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements. It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. This interpretation, which the Company adopted in the fourth quarter 2002, had no effect on the financial position or results of operations of the Company.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The interpretation addresses consolidation by business enterprises of variable interest entities. The Company does not anticipate that adoption will have a material effect on the Company's consolidated financial statements.

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

     Reclassifications:

     Certain 2001 and 2000 amounts have been reclassified to conform with the 2002 presentation.

2.   CREC AND CREC II

     CREC develops and owns an interest in certain real estate projects and provides development, management and leasing services to the Company and to other owners. Cousins provides all the operating capital for CREC and has approval rights over services CREC performs. At December 31, 2002, 2001 and 2000, Cousins owned 100% of CREC's $5,025,000 par value 8% cumulative preferred stock and 100% of CREC's non-voting common stock, which is entitled to 95% of any dividends of CREC after preferred dividend requirements. T. G. Cousins, Chairman of the Board of Cousins and an officer and director of CREC, owns 100% of the voting common stock of CREC, which he purchased for $100 and which voting common stock is entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC's income is attributable to Mr. Cousins' minority interest because the face amount of CREC's preferred stock plus accumulated dividends thereon ($11,055,000 in aggregate) exceeds CREC's $9,104,456 of equity.

     CREC II owns the Company's investment in Cousins Properties Services LP (see Note 5). Cousins provides all of the operating capital for CREC II and has approval rights over services CREC II performs. Cousins owns 100% of CREC II's $835,000 par value, 10% cumulative preferred stock and 100% of CREC II's non-voting common stock, which is entitled to 95% of any dividends of CREC II after preferred dividend requirements. Mr. Cousins, who is also an officer and director of CREC II, owns 100% of the voting common stock of CREC II, which he purchased for $64,000 and which voting common stock is entitled to 5% of any dividends of CREC II after preferred dividend requirements. CREC II is included in the Company's Consolidated Financial Statements, but is taxed as a regular corporation. CREC II has paid no common dividends to date and as of December 31, 2002, undistributed cumulative preferred dividends were $83,500. Minority interest has been recognized for Mr. Cousins' ownership.

--------------------------------------------------------------------------------
3.   NOTES AND OTHER RECEIVABLES
     At December 31, 2002 and 2001, notes and other receivables included the following ($ in thousands):
                                                           2002         2001
                                                         -------      -------
       650 Massachusetts Avenue Mortgage Note            $26,309      $25,001
       Miscellaneous Notes                                    12           18
       Cumulative rental revenue recognized on a
         straight-line basis in excess of revenue
         accrued in accordance with lease terms
         (see Note 1)                                     10,022        7,885
       Other Receivables, net (see Note 1)                14,264       11,629
                                                         --------------------
       Total Notes and Other Receivables                 $50,607      $44,533
                                                         ====================

--------------------------------------------------------------------------------

     650 Massachusetts Avenue Mortgage Notes - On March 10, 1994, the Company purchased from the Resolution Trust Corporation ("RTC") two notes aggregating $37 million (a $32 million and a $5 million note) at a total cost of approximately $28 million. The two notes, which resulted from the RTC's restructuring in December 1993 of a $53 million note, are secured by a first deed of trust on an office building containing approximately 250,000 rentable square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes mature December 31, 2003, at which time their unamortized balance will be a maximum of approximately $27.6 million. The notes require minimum monthly payments totaling $2,818,000 annually, which are supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes are treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income. Amounts in excess of the minimum required payments ($543,000 and $750,000 in 2001 and 2000, respectively) were treated as a reduction of principal. During 2000, it became probable that the Company's $5 million note would be repaid in full (which subsequently occurred in April 2001), thus reducing the carrying value of the $32 million note to $23 million, which was substantially lower than the balance of the $32 million note originally estimated to be approximately $27.6 million. As a result, beginning in the third quarter of 2000 and continuing until the notes mature December 31, 2003, the Company is amortizing into interest income this difference of approximately $4.6 million between the Company's carrying value and the amount due under the note, which equals $327,000 per quarter.

     Fair Value - The estimated fair value of the Company's $26.3 million and $25.0 million of notes receivable at December 31, 2002 and 2001, respectively, was $27.2 million and $29.2 million, respectively, calculated by discounting future cash flows from the notes receivable at estimated rates at which similar loans would be made currently.





4.   NOTES PAYABLE, COMMITMENTS AND CONTINGENT LIABILITIES

     At December 31, 2002 and 2001, notes payable included the following ($ in thousands):

                                                        2002                                     2001
                                        ------------------------------------      -------------------------------------
                                                      Share of                                  Share of
                                                   Unconsolidated                            Unconsolidated
                                         Company   Joint Ventures     Total        Company    Joint Ventures     Total
                                        --------   --------------   --------      --------   ---------------   --------
   Floating Rate Credit Facility
     and Floating Rate Debt             $160,253      $  6,606      $166,859      $153,816      $  7,614       $161,430

   Other Debt (primarily non-recourse
     fixed rate mortgages)               509,539       259,248       768,787       431,459       268,299        699,758
                                        -------------------------------------------------------------------------------
                                        $669,792      $265,854      $935,646      $585,275      $275,913       $861,188
                                        ===============================================================================

   The following table summarizes the terms of the debt outstanding at December
 31, 2002 ($ in thousands):

                                                                                 Term/
                                                                             Amortization                  Balance at
                                                                                Period          Final     December 31,
             Description                                       Rate             (Years)       Maturity        2002
             -----------                                  --------------     ------------     --------    ------------
Company Debt:
-------------
   Credit facility (a maximum of $275,000),               Floating based
     unsecured                                               on LIBOR            3/N/A          8/31/04     $159,157
   Perimeter Expo mortgage note                                8.04%             10/30          8/15/05       19,792
   Northside/Alpharetta I mortgage note                        7.70%              8/28          1/01/06        9,903
   101 Independence Center mortgage note                       8.22%             11/25         12/01/07       44,928
   Lakeshore Park Plaza mortgage note                          6.78%             10/30         11/01/08       10,088
   101 Second Street mortgage note                             8.33%             10/30          4/19/10       88,055
   The Avenue East Cobb mortgage note                          8.39%             10/30          8/01/10       38,255
   Meridian Mark Plaza mortgage note                           8.27%             10/28         10/01/10       24,926
   Presidential MarketCenter mortgage note                     7.65%             10/30          5/02/11       27,667
   600 University Park Place mortgage note                     7.38%             10/30          8/10/11       13,822
   333 John Carlyle/1900 Duke Street mortgage note             7.00%             10/25         11/01/11       48,459
   333/555 North Point Center East mortgage note               7.00%             10/30         11/01/11       31,960
   Note secured by Company's interest in
     CSC Associates, L.P.                                     6.958%             10/20          3/01/12      148,283
   Other miscellaneous notes                                  Various          Various          Various        4,497
                                                                                                            --------
                                                                                                             669,792
                                                                                                            --------

Share of Unconsolidated Joint Venture Debt:
-------------------------------------------
   Wildwood Associates:
     2300 Windy Ridge Parkway mortgage note                    7.56%            10/25          12/01/05       28,831
     2500 Windy Ridge Parkway mortgage note                    7.45%            10/20          12/15/05       10,406
     3200 Windy Hill Road mortgage note                        8.23%            10/28           1/01/07       31,969
     4100/4300 Wildwood Parkway mortgage note                  7.65%            15/25           4/01/12       13,444
     4200 Wildwood Parkway mortgage note                       6.78%          15.75/18          3/31/14       20,403
   Cousins LORET Venture, L.L.C.:
     Two Live Oak Center mortgage note                         7.90%            10/30          10/01/07       14,263
     The Pinnacle mortgage note                                7.11%            12/30          12/31/09       33,877
   CP Venture Two LLC:
     North Point MarketCenter mortgage note                    8.50%            10/25           7/15/05        3,037
     100/200 North Point Center East mortgage note             7.86%            10/25           8/01/07        2,630
   Ten Peachtree Place Associates mortgage note            LIBOR + 0.75%         7/18          12/31/08        6,606
   CC-JM II Associates mortgage note                           7.00%            17/17           4/01/13        9,622
   Charlotte Gateway Village, LLC mortgage note                6.41%            15/15          12/01/16       90,766
                                                                                                            --------
                                                                                                             265,854
                                                                                                            --------
                                                                                                            $935,646
                                                                                                            ========


--------------------------------------------------------------------------------
     In 1996, CSC Associates, L.P. ("CSC"), an entity in which the Company owns a 50% equity interest, issued $80 million of 6.377% collateralized non-recourse mortgage notes (the "Prior Notes") secured by CSC's interest in the Bank of America Plaza building and related leases and agreements. CSC loaned the $80 million proceeds of the Prior Notes to the Company under a non-recourse loan (the "Prior Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the Prior Notes. The Company paid all costs of issuing the Prior Notes and the Prior Cousins Loan, including a $400,000 fee to an affiliate of Bank of America Corporation. In addition, the Company paid a fee to an affiliate of Bank of America Corporation of .3% per annum of the outstanding principal balance of the Prior Notes.

     On February 22, 2002, CSC refinanced the Prior Notes, completing a $150 million non-recourse mortgage note payable (the "New Loan") with an interest rate of 6.958% and a maturity of March 1, 2012. The New Loan is secured by CSC's interest in the Bank of America Plaza building and related leases and agreements. CSC loaned the $150 million proceeds of the non-recourse mortgage note payable to the Company under a non-recourse loan (the "New Cousins Loan") secured by the Company's interest in CSC under the same payment terms as those of the New Loan. The Company paid all costs of issuing the New Loan and the New Cousins Loan, including a $750,000 fee to an affiliate of Bank of America Corporation.

     On March 15, 2002, $65,873,925 of the proceeds from the New Loan was used to pay off in full the Prior Notes. The $65,873,925 included $65,525,710 for the payoff of the principal balance as of February 15, 2002 (the last payment date of the Prior Notes) and $348,215 for accrued interest from February 15, 2002 through March 14, 2002. The Prior Cousins Loan to CSC was also repaid in full.

     In connection with the prepayment in full of the Prior Notes, the Company paid a prepayment premium in the amount of $2,871,925. This prepayment premium, along with the unamortized balance of closing costs paid by the Company related to the Prior Notes in the amount of $629,278, were expensed as an Extraordinary
Item in the accompanying Consolidated Statements of Income.

     Because CSC loaned the proceeds of the Prior Notes and the New Loan to the Company, the Prior Notes and the New Loan and their related interest expense and maturities are disclosed as obligations of the Company and are not included in the unconsolidated joint venture balances disclosed in the above table or in
Note 5. (The related note receivable and interest income are also not included in Note 5).

     The Wildwood Associates 2300 Windy Ridge Parkway, 3200 Windy Hill Road, 4100/4300 Wildwood Parkway and 4200 Wildwood Parkway mortgage notes and the CC-JM II Associates mortgage note provide for additional amortization in the later years of the notes (over that required by the amortization periods disclosed in the table) concurrent with scheduled rent increases.

     The Company has a credit facility with Bank of America, Wachovia and certain other banks for $275 million, which expires August 31, 2004. The credit facility is unsecured and bears interest at a rate equal to the London Interbank Offering Rate ("LIBOR") plus a spread which is based on the ratio of total debt to total assets, as defined by the credit facility, according to the following table:
                                     Applicable
           Leverage Ratio              Spread
         ------------------          ----------
         <= to 35%                      1.05%
         >35.00% but <= 45%             1.15%
         >45.00% but <= 50%             1.25%
         >50.00% but <= 55%             1.45%
         >55%                           1.70%

     At December 31, 2002, the Company had outstanding letters of credit totaling $4,657,000, and assets, including the Company's share of joint venture assets, with carrying values of $670,003,000 were pledged as security on the debt of the Company and its share of unconsolidated joint venture debt. The fixed rate long-term mortgage debt of the Company and its unconsolidated joint ventures is non-recourse to the Company.

     As of December 31, 2002, the weighted average maturity of the Company's debt, including its share of unconsolidated joint ventures, was eight years.

--------------------------------------------------------------------------------
     The aggregate maturities of the indebtedness at December 31, 2002 summarized above are as follows ($ in thousands):

                                                  Share of
                                                Unconsolidated
                                   Company      Joint Ventures       Total
                                  --------      --------------     ---------
           2003                   $  8,274         $ 10,318         $ 18,592
           2004                    168,867           11,146           180,013
           2005                     37,035           48,957            85,992
           2006                      9,040           10,737            19,777
           2007                     47,933           39,554            87,487
           Thereafter              398,643          145,142           543,785
                                  -------------------------------------------
                                  $669,792         $265,854          $935,646
                                  ===========================================

     For each of the years ended December 31, 2002, 2001 and 2000, interest expense was recorded as follows ($ in thousands):
                                                     Share of Unconsolidated
                          Company                        Joint Ventures                          Total
              ------------------------------     ------------------------------     ------------------------------
Year          Expensed   Capitalized   Total     Expensed   Capitalized   Total     Expensed   Capitalized   Total
----          --------   -----------   -----     --------   -----------   -----     --------   -----------   -----

2002          $37,423      $ 5,934    $43,357     $13,208      $   --    $13,208     $50,631      $ 5,934    $56,565
2001           27,610        9,712     37,322      17,086       1,186     18,272      44,696       10,898     55,594
2000           13,596       15,285     28,881      14,819       3,545     18,364      28,415       18,830     47,245
--------------------------------------------------------------------------------------------------------------------



     The Company has future lease commitments under land leases aggregating $45.9 million over an average remaining term of 57 years. As of December 31, 2002, outstanding commitments for the construction and design of real estate projects, including the Company's share of unconsolidated joint venture commitments, totaled approximately $131.5 million. At December 31, 2002 and 2001, the estimated fair value of the Company's notes payable, including its share of unconsolidated joint ventures, was $989 million and $882 million, respectively.



5.   INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for CSC Associates, L.P. are included in the Company's Annual Report on Form 10-K for the year ended
December 31, 2002.

                                                                                                           Company's
                                      Total Assets          Total Debt              Total Equity           Investment
                               ----------------------   -------------------      -------------------   -------------------
                                   2002       2001        2002       2001          2002       2001       2002       2001
                               ----------  ----------   --------   --------      --------   --------   --------   --------

SUMMARY OF FINANCIAL POSITION:
Wildwood Associates            $  226,342  $  237,729   $210,103   $217,794      $  8,266   $ 12,674   $(37,565)  $(35,144)
Charlotte Gateway Village, LLC    203,648     209,360    181,531    189,370        20,861
18,903                             10,655      10,828
CSC Associates, L.P.              168,493     171,731         --         --       163,870    168,937     84,133     86,793
Cousins LORET Venture, L.L.C.     113,129     120,482     96,279     97,430        13,629     20,156      6,599      9,918
285 Venture, LLC                   58,929      60,203         --         --        57,716     58,971     31,031     31,554
CPI/FSP I, L.P.                    50,971      50,393         --         --        48,925     49,111     25,277     25,659
Crawford Long - CPI, LLC           49,599      43,218         --         --        47,894     40,701     25,434     21,214
Ten Peachtree Place Associates     27,586      19,743     13,212     15,228        11,665      4,216      4,262        693
Temco Associates                   24,405      20,728         --         --        24,241     20,391     12,678     10,332
CC-JM II Associates                23,133      23,973     19,243     20,418         3,364      2,944      2,204      1,998
Brad Cous Golf Venture, Ltd.       11,789      11,966         --         --        11,541     11,678      5,767      5,839
CP Venture LLC                         --          --         --         --            --         --     12,957     13,900
CP Venture Two LLC                228,225     238,317     49,285     50,380       177,579    186,558      1,777      1,864
Other                                 700          --         --         --           700         --        307        (51)
                               ----------------------   -------------------      -------------------   -------------------
                               $1,186,949  $1,207,843   $569,653   $590,620      $590,251   $595,240   $185,516   $185,397
                               ======================   ===================      ===================   ===================

                                                                                                Company's Share
                                       Total Revenues               Net Income (Loss)         of Net Income (Loss)
                               ----------------------------   --------------------------   -------------------------
                                 2002       2001     2000       2002     2001      2000      2002     2001     2000
                               --------  --------  --------   -------  -------   -------   -------  -------  -------
SUMMARY OF OPERATIONS:
SUMMARY OF OPERATIONS:
Wildwood Associates            $ 55,755  $ 53,631  $ 50,918   $12,720  $10,917   $ 7,688   $ 6,360  $ 5,223  $ 3,844
Charlotte Gateway Village, LLC   29,377    16,029     2,841     3,167     (232)     (593)    1,184      620      762
CSC Associates, L.P.             42,489    39,948    39,339    23,083   21,574    21,378    11,466   10,711   10,613
Cousins LORET Venture, L.L.C.    21,226    21,604    20,717    (1,376)    (107)     (767)     (729)     (54)    (384)
285 Venture, LLC                 11,490    11,217     3,434     5,774    5,312     1,684     2,725    2,596      831
CPI/FSP I, L.P.                   8,670     2,198        --     4,412      775        --     2,119      352       --
Crawford Long - CPI, LLC          5,336        --        --     1,924       --        --       927       --       --
Ten Peachtree Place Associates    1,172     4,324     4,438    (1,708)     737       959      (854)     169      279
Temco Associates                 14,428    12,378    10,023     3,850    3,815     2,708     1,949    1,720      678
CC-JM II Associates               4,722     4,509     4,356     1,158      952       786       546      464      381
Brad Cous Golf Venture, Ltd.      1,142     1,011       853      (137)    (134)       61       (68)     (67)      31
CP Venture LLC                       --        --        --        --       --        --       955      923      611
CP Venture Two LLC               32,681    34,048    34,046     9,099    8,792     5,815        91       87       58
Cousins Properties Services LP       --     1,400    10,076        --      203     3,161        --      153    1,649
Other                                --        --        55        (1)      --        55        (1)      --       99
                               ----------------------------   --------------------------   -------------------------
                               $228,488  $202,297  $181,096   $61,965  $52,604   $42,935   $26,670  $22,897  $19,452
                               ============================   ==========================   =========================





                                                                                Company's Share Of
                                                              ------------------------------------------------------
                                      Cash Flows From               Cash Flows From
                                   Operating Activities          Operating Activities           Cash Distributions
                                ---------------------------   ---------------------------   -------------------------
                                  2002     2001      2000      2002      2001      2000      2002      2001      2000
                                -------   -------   -------   -------   -------   -------   -------  -------   ------
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates            $ 22,085   $19,712   $18,430   $11,043   $ 9,856   $ 9,215   $ 8,564  $ 1,500   $ 6,000
Charlotte Gateway Village, LLC    9,710     1,240     1,524     4,855       620       762     1,408   19,053       731
CSC Associates, L.P.             32,000    30,482    28,410    16,000    15,241    14,205    14,075   14,860    13,990
Cousins LORET Venture, L.L.C.     4,939     7,584     6,830     2,470     3,792     3,415     2,575    2,950     2,900
285 Venture, LLC                  6,797     5,738     1,840     3,399     2,869       920     3,296    2,918     1,044
CPI/FSP I, L.P.                   6,356     1,514        --     3,178       757        --       700      846        --
Crawford Long - CPI, LLC          2,776        --        --     1,388        --        --     1,000       --        --
Ten Peachtree Place Associates     (978)    1,836     1,113      (489)      278       367        --      183       200
Temco Associates                  3,898     3,440     1,356     1,949     1,720       678        --       --     1,800
CC-JM II Associates               2,152     1,988     1,826     1,076       994       913       339      595       468
Brad Cous Golf Venture, Ltd.        696       558       454       348       279       227        --       --        --
CP Venture LLC                       --        --        --        --        --        --     1,898    1,824     2,068
CP Venture Two LLC               19,808    20,878    21,764     2,278     2,401     2,426       181      174       197
Cousins Properties Services LP       --       204       265        --       153        --        --       75     3,140
Other                                --        --        55        --        --        --        --       --        --
                               ----------------------------   ---------------------------   --------------------------
                               $110,239   $95,174   $83,867   $47,495   $38,960   $33,128   $36,036  $44,978   $32,538
                               ============================   ===========================   ==========================

--------------------------------------------------------------------------------



     Wildwood Associates - Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns six office buildings totaling 2.1 million rentable square feet, other income-producing commercial properties and additional developable land in Wildwood Office Park ("Wildwood") in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 285 acres, of which approximately 90 acres are owned by Wildwood Associates and an estimated 13 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park. The 13 acres of land which are committed to be contributed to Wildwood Associates by the Company are included in Wildwood Associates' financial statements under the caption "Land Committed to be Contributed" and are not included in "Land Held for Investment or Future Development" in the Company's financial statements. All costs associated with the land are borne by Wildwood Associates.

     Through December 31, 2002, IBM had contributed $46.6 million in cash plus properties having an agreed-upon value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed-upon value of $54.5 million for its one-half interest in the partnership and is obligated to contribute the aforesaid estimated 13 acres of additional land with an agreed-upon value of $8.3 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.

     The Company's investment as recorded in the Consolidated Balance Sheets, which was a negative investment of $37.6 million at December 31, 2002 due to partnership distributions in excess of contributions, is based upon the Company's historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates' books ($4.1 million at December 31, 2002) is based on the agreed-upon values at the time the partnership was formed.

     Charlotte Gateway Village, LLC ("Gateway") - On December 14, 1998, the Company and a wholly-owned subsidiary of Bank of America Corporation formed Gateway for the purpose of developing and owning Gateway Village, a 1.1 million rentable square foot office building complex in downtown Charlotte, North Carolina. Construction of Gateway Village commenced in July 1998. The project, which is 100% leased to Bank of America Corporation with a term of 15 years, became partially operational for financial reporting purposes in November 2000. Gateway's net income or loss and cash distributions are allocated to the members as follows: first to the Company so that it receives a cumulative compounded return equal to 11.46% on its capital contributions, second to a wholly-owned subsidiary of Bank of America Corporation until it has received an amount equal to the aggregate amount distributed to the Company and then 50% to each member.

     CSC Associates, L.P. ("CSC") - CSC was formed in 1989 between the Company and a wholly-owned subsidiary of Bank of America Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot Bank of America Plaza in midtown Atlanta, Georgia.

     CSC's net income or loss and cash distributions are allocated to the partners based on their percentage interests. See Note 4 for a discussion of the presentation of certain CSC assets, liabilities, revenues and expenses.

     Cousins LORET Venture, L.L.C. ("Cousins LORET") - Effective July 31, 1997, Cousins LORET was formed between the Company and LORET Holdings, L.L.L.P. ("LORET"), each as 50% members. LORET contributed Two Live Oak Center, a 279,000 rentable square foot office building located in Atlanta, Georgia, which was renovated in 1997. LORET also contributed an adjacent four--acre site on which construction of The Pinnacle, a 424,000 rentable square foot office building, was completed in November 1998. The Company contributed $25 million of cash to Cousins LORET to match the value of LORET's agreed-upon equity.

     285 Venture, LLC - In March 1999, the Company and a commingled trust fund advised by J.P. Morgan Investment Management Inc. (the "J.P. Morgan Fund") formed 285 Venture, LLC, each as 50% partners, for the purpose of developing and owning 1155 Perimeter Center West, an approximately 362,000 rentable square foot office building complex in Atlanta, Georgia. The J.P. Morgan Fund contributed the approximately six-acre site upon which 1155 Perimeter Center West was developed. The land had an agreed-upon value of approximately $5.4 million, which the Company matched with a cash contribution. In January 2000, 1155 Perimeter Center West became partially operational for financial reporting purposes.

     CPI/FSP I, L.P. - In May 2000, CPI/FSP I, L.P., a limited partnership, was formed. 50% of the venture is owned by the Company through a general partnership, Cousins Austin GP, Inc. (1%), and a limited partnership, Cousins Austin, Inc. (49%). The remaining 50% is owned by a general partnership, Fifth Street Properties - Austin, LLC (1%), and a limited partnership, Fifth Street Properties - Austin Investor, LLC (49%), which are both owned by CommonWealth Pacific LLC and CalPERS. CPI/FSP I, L.P. developed Austin Research Park - Buildings III and IV, two approximately 174,000 and 184,000 rentable square foot office buildings, respectively, in Austin, Texas, which became partially operational for financial reporting purposes in June 2001 and September 2001, respectively. Additionally, the venture owns an adjacent pad for future development of an approximately 175,000 rentable square foot office building.

     Crawford Long - CPI, LLC - In October 1999, the Company formed Crawford Long - CPI, LLC with Emory University, each as 50% partners, for the purpose of developing and owning the Emory Crawford Long Medical Office Tower, an approximately 358,000 rentable square foot medical office building located in midtown Atlanta, Georgia, which became partially operational for financial reporting purposes in February 2002.

     Ten Peachtree Place Associates ("TPPA") - TPPA is a general partnership between the Company (50%) and a wholly-owned subsidiary of The Coca-Cola Company ("Coca-Cola") (50%). The venture owns Ten Peachtree Place, a 260,000 rentable square foot building located in midtown Atlanta, Georgia. The building was 100% leased to Coca-Cola through November 30, 2001. Additionally, the venture owns an adjacent pad for future development of an approximately 400,000 rentable square foot office building or a 350-unit apartment complex.

     The TPPA partnership agreement generally provided that each partner is entitled to receive 50% of cash flows from operating activities, net of note principal amortization, through the term of the Coca-Cola lease. After the Coca-Cola lease expired, in accordance with the partnership agreement, each partner must contribute on a 50% basis capital contributions needed for tenant improvements and leasing commissions related to the releasing of the building, as well as to fund any operating deficits. The cash flows from operating activities, net of note principal amortization, will be used first to repay these capital contributions plus 8% interest to each partner on a 50% basis. After these capital contributions plus 8% interest are repaid in full, the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.

     Temco Associates - Temco Associates was formed in 1991 as a partnership between CREC (50%) and a subsidiary of Temple-Inland Inc. (50%). Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 7,500 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire interests in a timber rights only lease covering approximately 22,000 acres. This option also expires in March 2006, with the underlying lease expiring in 2025. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $1,107 per acre at January 1, 2003, escalating at 6% on January 1 of each succeeding year during the term of the option.

     During 2002, 2001 and 2000, approximately 1,595, 487 and 734 acres, respectively, of the option related to the fee simple interest was exercised. In 2002, approximately 607 acres were simultaneously sold for gross profits of $1,005,000 and approximately 78 acres were held for sale under three-year options to two third parties. Approximately three acres were sold in 2002 for gross profits of $336,000, which were a component of the 13 acres purchased in 2000 that were being held for sale or future development. Also, in 2002, approximately 281 acres were acquired for additional phases of the Bentwater residential community and approximately 629 acres were acquired and are being held for a future development in Paulding County. In 2001, approximately 359 acres were simultaneously sold for gross profits of $1,902,000 and approximately 128 acres were held for sale under a three-year option to a third party. Approximately two acres were sold in 2001 for gross profits of $291,000, which were a component of the 13 acres purchased in 2000 that were being held for sale or future development. In 2000, approximately 461 acres were simultaneously sold for gross profits of $1,546,000 and approximately 13 acres are being held for sale or future development (of which approximately three and two acres were sold in 2002 and 2001, respectively, as noted above). Also in 2000, approximately 260 acres were acquired for the development of the Bentwater residential community. Approximately 1,669 lots will be developed within Bentwater on an approximate total of 1,290 acres. Temco Associates sold 289, 233 and 219 lots within Bentwater in 2002, 2001 and 2000, respectively.

     CC-JM II Associates - This joint venture was formed in 1994 between the Company and an affiliate of CarrAmerica Realty Corporation, each as 50% general partners, to develop and own John Marshall-II, a 224,000 rentable square foot office building in suburban Washington, D.C. The building is 100% leased until January 2011 to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus.

     Brad Cous Golf Venture, Ltd. ("Brad Cous") - Effective January 31, 1998, the Company formed Brad Cous with W.C. Bradley Co., each as 50% partners, for the purpose of developing and owning The Shops at World Golf Village, an approximately 80,000 square foot retail center located adjacent to the PGA Hall of Fame in St. Augustine, Florida.

     CP Venture LLC, CP Venture Two LLC and CP Venture Three LLC - On November 12, 1998 (the "Closing Date"), the Company entered into a venture arrangement (the "Venture") with The Prudential Insurance Company of America ("Prudential"). On such date the Company contributed its interest in nine properties (the "Properties") to the Venture. At the time of contribution, the Properties were valued by the Company and Prudential based on arm's length negotiations at a total gross value of $283,750,000 subject to mortgages in the principal amount of $53,281,219. The following table details the values allocated to each of the Properties and the mortgages to which certain Properties were subject ($ in thousands):
                                   Allocated
                                     Value     Mortgage   Net Value
                                   ---------   --------   ---------

First Union Tower                  $ 53,000    $    --    $ 53,000
Grandview II                         23,000         --      23,000
100 North Point Center East and
  200 North Point Center East        46,050     24,582      21,468
Presbyterian Medical Plaza            8,600         --       8,600
North Point MarketCenter             56,750     28,699      28,051
Mansell Crossing II                  12,350         --      12,350
Greenbrier MarketCenter              51,200         --      51,200
Los Altos MarketCenter               32,800         --      32,800
                                   --------    -------    --------
                                   $283,750    $53,281    $230,469
                                   ========    =======    ========

Under the Venture arrangements, Prudential contributed cash to the Venture equal to the agreed-upon net value of the properties ($230,468,781) at dates specified in the agreements.

     The structure of the Venture is as follows: CP Venture LLC, the parent entity, owns a 99% interest in each of CP Venture Two LLC ("Property Activity LLC") and CP Venture Three LLC ("Development Activity LLC"). The Company owns a 1% direct interest in Property Activity LLC and Prudential owns a 1% direct interest in Development Activity LLC. The contributed properties are owned and operated by Property Activity LLC. The Company has a 10.6061% interest in CP Venture LLC's 99% interest in Property Activity LLC, which, combined with its 1% direct interest, gives it a net interest of 11.5% in the economics of Property Activity LLC. Prudential has the remaining net interest of 88.5% in the economics of Property Activity LLC. Unless both parties agreed otherwise, Property Activity LLC was not permitted to sell the contributed properties until the end of lock-out periods which was November 2001 for retail properties and November 2002 for office and medical office properties.

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

     CP Venture LLC appointed the Company to serve as Development Manager and in such capacity to act for it in connection with its ownership of Development Activity LLC. CP Venture LLC also appointed Prudential to serve as Property Manager and in such capacity to act for it in connection with its ownership of Property Activity LLC. Prudential appointed the Company to serve as property manager of the Properties for Property Activity LLC. The Company also serves as Administrative Manager of CP Venture LLC. Property Activity LLC is expected to continue to operate the contributed Properties. Development Activity LLC is expected to develop commercial real estate projects over time, as selected by the Development Manager. Development Activity LLC may also make acquisitions, which are anticipated to be redevelopment or value-added opportunities. Development Activity LLC developed Mira Mesa MarketCenter, a 480,000 square foot retail center in suburban San Diego, California, which became partially operational in April 2000. In December 2000, Development Activity LLC acquired One Georgia Center, an approximately 363,000 rentable square foot office building in midtown Atlanta, Georgia. Development Activity LLC also developed The Avenue Peachtree City, an approximately 169,000 square foot retail center in suburban Atlanta, Georgia, which became partially operational for financial reporting purposes in April 2001. The parties anticipate that some of the projects currently under consideration by the Company will be undertaken by Development Activity LLC, although the Company has no obligation to make any particular opportunity available to Development Activity LLC.

     For financial reporting purposes, the Properties were deconsolidated and contributed to Property Activity LLC. Both Property Activity LLC and CP Venture LLC are being treated as unconsolidated joint ventures. Development Activity LLC is treated as a consolidated entity in the Company's financial statements as the Company has a controlling financial interest. The Company initially deferred the net gain on the contributed Properties and is recognizing this net gain as Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision in the accompanying Consolidated Statements of Income as capital distributions of cash are made from Development Activity LLC to the Company or when the Properties initially contributed to Property Activity LLC are liquidated by Property Activity LLC. The liquidation of the Properties may be in the form of actual sales of the Properties or in the form of the depreciation of the Properties which have an average remaining life of 26 years. The total net deferred gain on the contributed Properties on the Closing Date was approximately $96.8 million over the cost of the Properties. Including depreciation recapture of $23.8 million, the total net deferred gain on the Closing Date was approximately $120.6 million, which has been reduced by approximately $17.0 million through December 31, 2002, and is reflected as Deferred Gain in the accompanying Consolidated Balance Sheets.

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

     Other - This category consists of several other joint ventures including:

     CL Realty, LLC - In August 2002, CL Realty, LLC was formed between the Company and Lumbermen's Investment Corporation, a subsidiary of Temple-Inland Inc., each as 50% members, for the purpose of developing and investing primarily in residential properties.

     During 2002, CL Realty, LLC, through two subsidiaries, acquired a 37.5% limited partnership interest in LM Land Holdings, LP ("Land Holdings"). Land Holdings has acquired approximately 1,242 acres of undeveloped land in Fort Bend County, Texas and intends to subdivide and develop the property for sale of commercial tracts and a residential community, Long Meadow Farms. Once certain Equity Funding Conditions, as defined, are met, CL Realty, LLC will have a total capital commitment to Land Holdings of $8 million. At December 31, 2002, $700,000 of that commitment has been contributed to Land Holdings.

     Cousins-Hines Partnerships - Through the Cousins-Hines partnerships, the Company effectively owns 9.8% of the One Ninety One Peachtree Tower in Atlanta, Georgia, subject to a preference in favor of the majority partner. This 1.2 million rentable square foot office building, which opened in December 1990, was developed by the Company in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company ("DIHC"). In October 1997, Cornerstone Properties, Inc. purchased DIHC's interest in the partnership. In June 2000, Equity Office Properties Trust acquired Cornerstone Properties, Inc. Because the Company's effective ownership of this building is less than 20%, the Company accounts for its investment using the cost method of accounting, and therefore the above tables do not include the Company's share of One Ninety One Peachtree Tower.

     Additional Information - The Company recognized $8,037,000, $10,877,000 and $7,955,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 2002, 2001 and 2000, respectively. See Note 1, Fee Income and Cost Capitalization, for a discussion of the accounting treatment for fees from unconsolidated joint ventures.

6.   STOCKHOLDERS' INVESTMENT

Stock Dividend:

     On October 2, 2000, a 3-for-2 stock split effected in the form of a 50% stock dividend was awarded to stockholders of record on September 15, 2000. In conjunction with the stock dividend, 16,259,000 shares of common stock were issued and $16,259,000 was transferred from Additional Paid-In-Capital to Common Stock. All prior period shares outstanding, per share amounts, stock options, SARs and restricted stock ("stock grants") have been restated for the effect of the stock dividend.

1999 Incentive Stock Plan:

     In May 1999, the stockholders of the Company approved the adoption of the 1999 Incentive Stock Plan (the "1999 Plan"), which covered the issuance of 1,343,288 shares of common stock, all of which shares had been available for use under the 1995 Stock Incentive Plan, the Stock Plan for Outside Directors and the Stock Appreciation Right Plan (collectively, the "Predecessor Plans"). Upon adoption of the 1999 Plan, no additional shares of common stock can be issued under the Predecessor Plans. In May 2002 and May 2001, the stockholders of the Company approved amendments to the 1999 Plan to increase the number of shares of common stock available under the 1999 Plan by 1,100,000 in each year. As of December 31, 2002, 970,363 shares are authorized to be awarded pursuant to the 1999 Plan, which allows awards of stock options, stock grants or SARs.

     Stock Options - At December 31, 2002, 5,374,945 stock options awarded to key employees and outside directors pursuant to both the 1999 Plan and the Predecessor Plans were outstanding. All stock options have a term of 10 years from the date of grant. Key employee stock options granted prior to December 28, 2000 have a vesting period of five years under both the 1999 Plan and the Predecessor Plans. Options granted on or after December 28, 2000 have a vesting period of four years. Outside director stock options are fully vested on the grant date under the 1999 Plan but had a vesting period of one year under the Predecessor Plans.

     SARs - The Company issued SARs to certain employees under one of the Predecessor Plans and the CREC Stock Appreciation Plan (the "SAR plans"). Under the CREC Stock Appreciation Plan, no SARs can be granted after January 1, 1999.

       Included in the Consolidated Statements of Income under the heading "stock appreciation right expense (credit)" are increases or decreases in accrued compensation expense to reflect changes in the market value of the common stock between periods and forfeitures of non-vested SARs of terminated employees.

     No SARs were outstanding at December 31, 2002. At December 31, 2001, the total amount accrued for SARs outstanding was approximately $318,000.


     The following is a summary of stock option activity under the 1999 Plan, the Predecessor Plans and the SAR plans (in thousands, except per share amounts):




                                                          Number of                        Weighted Average
                                                           Shares                      Exercise Price Per Share
                                                 ---------------------------       --------------------------------
                                                 2002       2001       2000         2002         2001         2000
                                                 ----       ----       ----         ----         ----         ----
1999 Plan and Predecessor Plans
-------------------------------
Outstanding, beginning of year                   5,206      4,969      4,469       $20.80       $20.10       $17.98
Granted                                          1,269        940      1,021       $24.08       $24.93       $27.41
Exercised                                         (786)      (157)      (316)      $15.51       $15.16       $13.33
Forfeited                                         (314)      (546)      (205)      $24.39       $23.14       $20.73
                                                 ---------------------------
Outstanding, end of year                         5,375      5,206      4,969       $22.14       $20.80       $20.10
                                                 ===========================
Shares exercisable at end of year                2,908      2,935      2,336       $20.22       $18.00       $16.26
                                                 ===========================

SARs
----
Outstanding, beginning of year                      23         88        130       $10.83       $10.12       $10.03
Exercised                                          (23)       (65)       (35)      $10.83       $ 9.86       $10.05
Forfeited                                            -          -         (7)         N/A           N/A      $ 8.84
                                                  --------------------------
Outstanding, end of year                             -         23         88          N/A       $10.83       $10.12
                                                  ==========================
Shares exercisable at end of year                    -         23         88          N/A       $10.83       $10.12
                                                  ==========================

--------------------------------------------------------------------------------





     The following table provides a breakdown by exercise price range of the number of shares, weighted average exercise price, and remaining contractual lives for all stock options outstanding and exercisable at December 31, 2002 (in thousands, except per share amounts and option life):



                                                                                 For Outstanding Options
                                                                        --------------------------------------
     Exercise                                                              Weighted           Weighted Average
       Price                                                                Average           Contractual Life
       Range                          Outstanding        Exercisable    Exercise Price           (in years)
     --------                         -----------        -----------    --------------        ----------------

1999 Plan and Predecessor Plans
-------------------------------
$10.50 to $12.99                          435                435            $11.25                  2.2
$13.00 to $17.50                          342                342            $15.33                  3.7
$17.51 to $23.45                        1,763              1,407            $21.15                  5.7
$23.46 to $28.08                        2,835                724            $25.25                  8.8
                                        ---------------------------------------------------------------
Total                                   5,375              2,908            $22.14                  6.9
                                        ===============================================================


--------------------------------------------------------------------------------

     Stock Grants - As indicated above, the 1999 Plan provides for stock grants, which may be subject to specified performance and vesting requirements.

     In December 2000 and February 2001, the Company awarded 169,777 and 20,000 shares, respectively, of performance accelerated restricted stock ("PARS") to certain key employees. The PARS will become fully vested upon the achievement of certain defined performance requirements, which can be met as early as the end of the calendar year which includes the third anniversary of the grant date. The PARS will vest in any event if the employee is employed on November 14, 2006. The shares were issued on the grant date and recorded in Common Stock and Additional Paid-in-Capital, with the offset recorded in Unearned Compensation, a separate component of Stockholders' Investment, in the accompanying Consolidated Balance Sheets. Unearned Compensation is being amortized into compensation expense beginning January 1, 2001 over six years, which is the current estimate of the time it will take to meet the performance requirements. If this estimate changes, the amortization of the Unearned Compensation will be adjusted accordingly. If a key employee leaves the Company prior to the vesting of the PARS, said employee's unvested rights in the PARS are forfeited and any compensation expense amortized prior to such forfeiture is reversed in the year of forfeiture. Compensation expense recorded related to the PARS was approximately $591,000 and $1,019,000 in 2002 and 2001, respectively. As of December 31, 2002, 155,238 shares of PARS were outstanding.

     In 1999, a stock grant of 22,185 shares was made subject to specified vesting requirements. Compensation expense related to this stock grant, accrued over the three-year vesting period, was approximately $56,000, $80,000 and $226,000 in 2002, 2001 and 2000, respectively. Shares vested under this grant were 4,437, 5,916 and 7,395 in 2002, 2001 and 2000, respectively. As of December 31, 2002, no shares of this stock grant were outstanding.

     In 1995, 150,000 shares were awarded subject to specified performance and vesting requirements. The specified performance and vesting requirements were met in 2000, and the 150,000 shares were issued.

     Outside directors can elect to receive any portion of their director fees in stock, based on 95% of the market price. Outside directors elected to receive 7,120, 4,356 and 4,432 shares of stock in lieu of cash for director fees in 2002, 2001 and 2000, respectively.

     Stock Repurchase Plan:

     In November 2001, the Board of Directors of the Company adopted a new stock repurchase plan authorizing the repurchase of up to five million shares of common stock prior to January 1, 2004. During 2002, the Company repurchased 1,776,482 shares of common stock for an aggregate purchase price of approximately $41,891,000 under this plan. The November 2001 plan replaced and superseded the previous stock repurchase plan adopted in February 2001 under which the Company repurchased 527,400 shares of common stock for an aggregate purchase price of approximately $12,475,000. There were no repurchases during 2000.

     Ownership Limitations:

     In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's common stock.



--------------------------------------------------------------------------------

     Distribution of REIT Taxable Income:

     The following is a reconciliation between dividends declared and dividends applied in 2002, 2001 and 2000 to meet REIT distribution requirements ($ in thousands):
                                                                                         2002        2001        2000
                                                                                       -------     -------     -------
         Dividends declared                                                            $73,345     $68,595     $60,315
         Additional dividends paid deduction due to 5% discount on
           dividends reinvested                                                             --         730         623
         That portion of dividends declared in current year, and paid in current
           year, which was applied to the prior year distribution requirements          (5,656)     (3,807)     (5,786)
         That portion of dividends declared in subsequent year, and paid in
           subsequent year, which will apply to current year                                --       5,656       3,807
         Dividends in excess of current year REIT distribution requirements            (15,806)         --          --
                                                                                       -------------------------------
         Dividends applied to meet current year REIT distribution requirements         $51,883     $71,174     $58,959
                                                                                       ===============================


--------------------------------------------------------------------------------

     Tax Status of Dividends:

     Dividends in excess of the amount required to meet REIT distribution requirements were paid during 2002 (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.

     In 2002, the Company designated 22% of the dividend paid December 20, 2002 as 20% capital gain dividends which qualify as 5-year gain. In 2001, the Company designated 76% of the dividend paid May 30, 2001, 1% of the dividend paid August 24, 2001, and 11% of the dividend paid December 21, 2001 as 20% capital gain dividends. In addition, 24% of the dividend paid May 30, 2001 was designated as 25% unrecaptured Section 1250 gain dividends. In 2000, the Company designated 91% of the dividend paid May 30, 2000 as 20% capital gain dividends and 5% as 25% unrecaptured Section 1250 gain dividends. All other dividends paid in 2002, 2001 and 2000 were taxable as ordinary income dividends.

     In addition, in 2002, an amount calculated as 0.62% of total dividends was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.

--------------------------------------------------------------------------------


7.   INCOME TAXES

     In 2002, 2001 and 2000, because Cousins qualified as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins' tax return (estimated 2002 and actual 2001 and 2000) and Consolidated Net Income as reported herein are as follows ($ in thousands):
                                                                                         2002       2001       2000
                                                                                       -------    -------    -------
         Consolidated net income                                                       $47,872    $70,815    $62,043
         Consolidating adjustments                                                      (6,787)   (13,694)   (24,759)
         CREC net (income) loss                                                         (3,470)       (81)       771
         CREC II net loss (income)                                                         371        990       (738)
                                                                                       -----------------------------
         Cousins net income for financial reporting purposes                            37,986     58,030     37,317
         Adjustments arising from:
           Sales of investment properties                                               (4,134)    (5,729)    (3,967)
           Income from unconsolidated joint ventures (principally depreciation,
              revenue recognition and operational timing differences)                    5,669      4,843     13,120
           Rental income recognition                                                    (2,959)    (1,697)      (302)
           Interest income recognition                                                  (1,187)    (1,342)      (469)
           Property taxes deferred                                                         758        263         (1)
           Interest expense                                                              3,580      8,557      8,565
           Compensation expense under the 1999 and Predecessor Plans                    (2,345)    (1,475)    (2,189)
           Depreciation                                                                 11,669      9,510      8,560
           Unearned compensation expense                                                   530        987         --
           Amortization                                                                     12     (2,308)    (1,602)
           Predevelopment expense                                                          604     (1,114)      (341)
           Capitalized salaries                                                          1,065      2,391         --
           Other                                                                           635        258        268
                                                                                       -----------------------------
              Cousins taxable income                                                   $51,883    $71,174    $58,959
                                                                                       =============================


     The consolidated provision (benefit) for income taxes is composed of the following ($ in thousands):
                                                                                         2002      2001       2000
                                                                                        ------    ------    -------

         CREC and CREC II and their wholly-owned subsidiaries: Currently payable:
              Federal                                                                   $  820    $  --     $     --
              State                                                                         48       --           --
                                                                                        ----------------------------
                                                                                           868       --           --
                                                                                        ----------------------------
            Adjustments arising from:
              Income from unconsolidated joint ventures                                    378      399         (556)
              Operating loss carryforward                                                 (164)    (793)         333
              Stock appreciation right expense                                              98      458          741
              Residential lot sales, net of cost of sales                                  (90)    (169)      (1,430)
              Interest expense                                                            (411)    (400)        (456)
              Non-qualified stock options                                                1,671        9          262
              Sale of investment property                                                 (519)      --           --
              Other                                                                        (44)     (83)         (32)
                                                                                        ----------------------------
                                                                                           919     (579)      (1,138)
                                                                                        ----------------------------
            CREC and CREC II provision (benefit) for income taxes                        1,787     (579)      (1,138)
            Cousins provision for state income taxes                                        24       24           24
            Provision applicable to discontinued operations                               (285)    (136)         (31)
                                                                                        ----------------------------
            Consolidated provision (benefit) applicable to income from
              continuing operations                                                     $1,526    $(691)     $(1,145)
                                                                                        =============================





     The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC's and CREC II's income
(loss) before taxes as follows ($ in thousands):

                                                                      2002                2001               2000
                                                                ---------------     ---------------     --------------
                                                                Amount     Rate     Amount     Rate     Amount    Rate
                                                                ------     ----     ------     ----     ------    ----

     Federal income tax provision (benefit)                     $1,598      34%     $(490)      34%    $ (398)     34%
     State income tax provision (benefit), net of
       federal income tax effect                                   188       4        (57)       4         (81)     4
     Other                                                           1      --        (32)       2        (659)    59
                                                                ------------------------------------------------------
     CREC and CREC II provision (benefit) for income taxes       1,787      38%      (579)      40%     (1,138)    97%
                                                                            ===                 ===                ===
     Cousins provision for state income taxes                       24                 24                   24
     Provision applicable to discontinued operations              (285)              (136)                 (31)
                                                                ------              -----              -------
     Consolidated provision (benefit) applicable to income
       from continuing operations                               $1,526              $(691)             $(1,145)
                                                                ======              =====              =======


     The components of CREC and CREC II's net deferred tax liability are as follows ($ in thousands):

                                      CREC and CREC II
                                      ----------------
                                       2002        2001
                                     -------     -------

     Deferred tax assets             $ 5,672     $ 5,445
     Deferred tax liabilities         (7,104)     (6,823)
                                     -------------------
     Net deferred tax liability      $(1,432)    $(1,378)
                                     ===================


     The tax effect of significant temporary differences representing CREC and CREC II's deferred tax assets and liabilities are as follows ($ in thousands):

                                       CREC and CREC II
                                       ----------------
                                        2002      2001
                                      -------   --------

     Operating loss carryforward      $    55   $    734
     Income from unconsolidated
      joint ventures                   (4,008)    (3,629)
     Residential lot sales, net
      of cost of sales                  2,649      2,559
     Interest capitalization           (1,131)    (1,149)
     Other                              1,003        107
                                      ------------------
     Net deferred tax liability       $(1,432)   $(1,378)
                                      ==================


--------------------------------------------------------------------------------
8.   PROPERTY TRANSACTIONS

     Office Division

     In February 2002, 55 Second Street, an approximately 379,000 rentable square foot office building in San Francisco, California, became partially operational for financial reporting purposes. Also in February 2002, Emory Crawford Long Medical Office Tower, an approximately 358,000 rentable square foot medical office facility in Atlanta, Georgia, owned by Crawford Long - CPI, LLC (see Note 5), became partially operational for financial reporting purposes.

     Retail Division

     In August 2002, the Company purchased 22.17 acres of land for approximately $4,945,000 for the development of The Avenue West Cobb, an approximately 206,000 square foot specialty retail center in suburban Atlanta, Georgia. Construction commenced on this center in September 2002.

     In October 2002, the Company sold Salem Road Station, an approximately 67,000 square foot retail center in suburban Atlanta, Georgia for $7,379,000, which was approximately $940,000 over the cost of the center. Including depreciation recapture of approximately $380,000 and net of an income tax provision of approximately $146,000, the net gain on this sale was approximately $1,174,000. Also in October 2002, the Company sold two outparcels at Salem Road Station for $548,000, which was approximately $195,000 over the cost of the outparcels. The gain on this sale, net of an income tax provision of approximately $74,000, was approximately $121,000.

     In December 2002, the Company purchased 11.91 acres of land for approximately $1,911,000 for the development of The Shops of Lake Tuscaloosa, an approximately 70,000 square foot retail center in Tuscaloosa, Alabama. Construction of this center commenced in February 2003.

     Land Division

     The Company is currently developing or has developed nine residential communities, eight in suburban Atlanta, Georgia and one in Pine Mountain, Georgia. These nine communities include land on which approximately 2,957 lots are being or were developed, of which 166, 121 and 217 lots were sold in 2002, 2001 and 2000, respectively.

     Of the nine communities, four containing 1,076 lots were completely sold as of December 31, 2000. Two communities containing 704 lots were completely sold as of December 31, 2002. The three residential communities remaining under development at December 31, 2002 contain approximately 1,177 lots, 146 of which have been sold.

     In November 1998, Temco Associates began development of the Bentwater residential community, which will consist of approximately 1,669 lots on approximately 1,290 acres (see Note 5). Temco Associates sold 289, 233 and 219 lots in 2002, 2001 and 2000, respectively.

     In December 2002, the Company sold approximately 5.5 acres of Wildwood land for $2,500,000. The net gain on this sale was approximately $2,143,000.

9. CONSOLIDATED STATEMENTS OF CASH FLOWS -SUPPLEMENTAL INFORMATION

     Interest paid (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

                             2002      2001      2000
                           -------   -------   --------

Interest paid              $36,484   $28,271   $ 11,027
Income taxes paid, net
   of $1,358, $866, and
   $652 refunded in 2002,
   2001 and 2000,
   respectively            $   681   $   344   $  3,141

     Significant non-cash financing and investing activities included the following:

     a.  In  2002,  2001 and  2000,  approximately  $26,836,000,  $43,682,000 and $361,617,000, respectively, were transferred from Projects Under Construction to Operating Properties.

     b.  In  2002  and  2000,   approximately   $942,000  and  $1,066,000,
respectively,   were transferred from Land Held for Investment or Future
Development to Residential Lots Under Development. In 2001, approximately $17,860,000 was transferred from Land Held for Investment or Future Development to Projects Under Construction.

     c. In conjunction with the consolidation of CPS in March 2001 (see Note 5), approximately $3,174,000 was transferred from Investment in Unconsolidated Joint Ventures to Other Assets.

     d. In 2002, an adjustment of the PARS granted in 2000 (see Note 6) was made and approximately $12,000 of Common Stock and approximately $330,000 of Additional Paid-in-Capital were transferred to Unearned Compensation. In 2001, an adjustment of the PARS granted in 2000 was made and approximately $2,000 of Common Stock and approximately $89,000 of Additional Paid-In-Capital were transferred to Unearned Compensation. In 2000, in conjunction with the award of PARS, approximately $170,000 was recorded as Common Stock, approximately $4,520,000 was recorded as Additional Paid-In-Capital, and approximately $4,690,000 was recorded as Unearned Compensation. In conjunction with the 3-for-2 split effected in the form of a 50% stock dividend on October 2, 2000 (see Note 6), approximately $16,259,000 was transferred from Additional Paid-In-Capital to Common Stock.

10.   RENTAL PROPERTY REVENUES

     The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

     At December 31, 2002, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

                      Office and
                        Medical
                        Office       Retail      Total
                      ----------   --------     --------

2003                  $ 85,736     $ 30,558     $116,294
2004                    82,629       30,503      113,132
2005                    76,702       28,017      104,719
2006                    74,822       24,419       99,241
2007                    71,030       22,956       93,986
Subsequent to 2007     325,419      146,272      471,691
                      ----------------------------------
                      $716,338     $282,725     $999,063
                      ==================================

     The future minimum rentals above for office and medical office include approximately $78.4 million for the Cable & Wireless Internet Services, Inc. ("Cable") lease on 158,000 rentable square feet at 55 Second Street. Effective January 31, 2003, the Company and Cable executed an agreement under which Cable's lease was terminated, conditioned upon the payment to the Company of a termination fee of $20 million. The Company received $10 million of the termination fee in February 2003, with the remaining $10 million due April 1, 2003 from an irrevocable letter of credit held by the Company.

11.   REPORTABLE SEGMENTS

     The Company has three reportable segments: Office Division, Retail Division, and Land Division. The Office Division and Retail Division develop, lease and manage office buildings and retail centers, respectively. The Land Division owns various tracts of strategically located land which are being held for investment or future development. The Land Division also develops single-family residential communities which are parceled into lots and sold to various home builders.

     The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1). The management of the Company evaluates performance of its reportable segments based on Funds From Operations ("FFO"). The Company calculates its FFO using the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO with certain adjustments. NAREIT defines FFO as net income (computed in accordance with accounting principles generally accepted in the United States), excluding gains or losses from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. The Company adjusts its FFO to (i) eliminate the recognition of rental revenues on a straight-line basis and (ii) reflect stock appreciation right expense on a cash basis.

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

--------------------------------------------------------------------------------

                                                       Office        Retail          Land       Unallcated
2002                                                  Division      Division       Division      and Other      Total
----                                                  --------      --------       --------      ---------      -----

Rental property revenues (100%)                       $130,151      $36,283        $    --      $    101     $  166,535
Rental property revenues (JV)                           78,155         2,619            --            --         80,774
Development income, management
   fees and leasing and other fees (100%)               16,266         1,570           399            --         18,235
Other income (100%)                                         --            --         9,126         4,393         13,519
Other income (JV)                                           --            --         2,040            --          2,040
                                                      -----------------------------------------------------------------
         Total revenues                                224,572        40,472        11,565         4,494        281,103
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               41,073         8,851            --             7         49,931
Rental property operating expenses (JV)                 23,673           641            --            --         24,314
Other expenses (100%)                                   19,360         6,644        10,234        43,375         79,613
Other expenses (JV)                                      3,201            65            90         9,937         13,293
Provision for income taxes from operations                  --            --            --         1,665          1,665
                                                      -----------------------------------------------------------------
         Total expenses                                 87,307        16,201        10,324        54,984        168,816
Gain on sale of undepreciated investment properties         --            --         2,143            --          2,143
                                                      -----------------------------------------------------------------
Consolidated funds from operations                     137,265        24,271         3,384       (50,490)       114,430
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                   (40,418)      (11,836)           --            (6)       (52,260)
Depreciation and amortization (JV)                     (17,559)         (986)           --            --        (18,545)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)              2,130             7            --            --          2,137
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                    8            --            --            --              8
Adjustment to reflect stock appreciation
   right expense on an accrual basis                        --            --            --           318            318
Gain on sale of investment properties, net
   of applicable income tax provision                    1,884         3,401            --            --          5,285
Extraordinary loss                                          --            --            --        (3,501)        (3,501)
                                                      -----------------------------------------------------------------
Net income                                            $ 83,310      $ 14,857       $ 3,384      $(53,679)    $   47,872
                                                      =================================================================
Total assets                                          $866,685      $263,308       $34,135      $ 83,949     $1,248,077
                                                      =================================================================
Investment in unconsolidated joint ventures           $156,165      $ 16,324       $13,027      $     --     $  185,516
                                                      =================================================================
Capital expenditures                                  $ 56,269      $ 17,200       $14,519      $     --     $   87,988
                                                      =================================================================



Reconciliation to Consolidated Revenues
---------------------------------------
                                                       2002          2001          2000
                                                     --------      --------      --------

Rental property revenues (100%)                      $166,535      $143,089      $111,875
Rental property revenues from
   discontinued operations (100%)                        (626)         (715)         (161)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)             2,137         2,380         2,111
Development income, management fees
   and leasing and other fees                          18,235        19,489        10,700
Residential lot and outparcel sales                     9,126         6,682        13,951
Interest and other                                      4,393         6,061         5,995
                                                     ------------------------------------
Total consolidated revenues                          $199,800      $176,986      $144,471
                                                     ====================================




                                                       Office        Retail          Land       Unallcated
2001                                                  Division      Division       Division      and Other      Total
----                                                  --------      --------       --------      ---------      -----

Rental property revenues (100%)                       $109,470      $ 33,324       $     -      $    295     $  143,089
Rental property revenues (JV)                           71,242         2,432             -            14         73,688
Development income, management
   fees and leasing and other fees (100%)               18,229           960           300             -         19,489
Development income, management
   fees and leasing and other fees (JV)                  1,050             -             -             -          1,050
Other income (100%)                                          -             -         6,682         6,061         12,743
Other income (JV)                                            -             -         1,745            25          1,770
                                                      -----------------------------------------------------------------
         Total revenues                                199,991        36,716         8,727         6,395        251,829
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               35,918         9,269             -            39         45,226
Rental property operating expenses (JV)                 21,308           598             -             7         21,913
Other expenses (100%)                                   20,193         8,035         7,977        30,583         66,788
Other expenses (JV)                                        897             -            25        15,158         16,080
Benefit for income taxes from operations                     -             -             -          (555)          (555)
                                                      -----------------------------------------------------------------
         Total expenses                                 78,316        17,902         8,002        45,232        149,452
Gain on sale of undepreciated investment properties          -             -         2,011             -          2,011
Consolidated funds from operations                     121,675        18,814         2,736       (38,837)       104,388
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                   (32,771)      (10,294)            -            (6)       (43,071)
Depreciation and amortization (JV)                     (15,461)         (941)            -             -        (16,402)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)              2,380             -             -             -          2,380
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                  784             -             -             -            784
Adjustment to reflect stock appreciation
   right expense on an accrual basis                         -             -             -         1,251          1,251
Gain on sale of investment properties, net
   of applicable income tax provision                    2,135        19,341             9             -         21,485
                                                      -----------------------------------------------------------------
Net income                                            $ 78,742      $ 26,920       $ 2,745      $(37,592)    $   70,815
                                                      =================================================================
Total assets                                          $846,413      $264,348       $23,319      $ 82,549     $1,216,629
                                                      =================================================================
Investment in unconsolidated joint ventures           $158,207      $ 16,858       $10,332      $      -     $  185,397
                                                      =================================================================
Capital expenditures                                  $101,593      $ 24,295       $14,458      $      -     $  140,346
                                                      =================================================================

                                                       Office        Retail          Land       Unallcated
2000                                                  Division      Division       Division      and Other      Total
----                                                  --------      --------       --------      ---------      -----

Rental property revenues (100%)                       $ 82,158      $ 29,627       $    --      $     90     $  111,875
Rental property revenues (JV)                           66,677         2,316            --            --         68,993
Development income, management
   fees and leasing and other fees (100%)               10,059           400           241            --         10,700
Development income, management
   fees and leasing and other fees (JV)                  5,247            --            --            --          5,247
Other income (100%)                                      1,745         1,825        12,126         4,250         19,946
Other income (JV)                                           --            71           733            58            862
                                                      -----------------------------------------------------------------
         Total revenues                                165,886        34,239        13,100         4,398        217,623
                                                      -----------------------------------------------------------------
Rental property operating expenses (100%)               28,052         7,512            --            (8)        35,556
Rental property operating expenses (JV)                 18,595           533            --            --         19,128
Other expenses (100%)                                   12,351         7,712        11,278        17,057         48,398
Other expenses (JV)                                      8,189           136            55        12,035         20,415
Benefit for income taxes from operations                    --            --            --        (1,114)        (1,114)
                                                      -----------------------------------------------------------------
         Total expenses                                 67,187        15,893        11,333        27,970        122,383
Gain on sale of undepreciated investment properties         --            --           564            --            564
Cumulative effect of change in accounting principle       (566)           --            --            --           (566)
                                                      -----------------------------------------------------------------
Consolidated funds from operations                      98,133        18,346         2,331       (23,572)        95,238
                                                      -----------------------------------------------------------------
Depreciation and amortization (100%)                   (23,030)       (7,606)           --            (4)       (30,640)
Depreciation and amortization (JV)                     (14,812)         (813)           --            --        (15,625)
Effect of the recognition of rental
   revenues on a straight-line basis (100%)              2,111            --            --            --          2,111
Effect of the recognition of rental
   revenues on a straight-line basis (JV)                 (482)           --            --            --           (482)
Adjustment to reflect stock appreciation
   right expense on an accrual basis                        --            --            --            68             68
Gain on sale of investment properties, net
   of applicable income tax provision                    1,892         9,481            --            --         11,373
                                                      -----------------------------------------------------------------
Net income                                            $63,812       $ 19,408       $ 2,331      $(23,508)    $   62,043
                                                      =================================================================
Total assets                                          $767,237      $289,124       $12,296      $ 47,095     $1,115,752
                                                      =================================================================
Investment in unconsolidated joint ventures           $150,271      $ 16,993       $ 8,207      $     --     $  175,471
                                                      =================================================================
Capital expenditures                                  $146,128      $ 59,803       $10,027      $     --     $  215,958
                                                      =================================================================

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

To Cousins Properties Incorporated:

     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of CSC Associates, L.P., the Company's investment in which is accounted for by use of the equity method. The Company's equity of $84,133,000 and $86,793,000 in the CSC Associates, L.P. net assets at December 31, 2002 and 2001, respectively, and of $11,466,000, $10,711,000 and $10,613,000 in that partnership's net income for the three years in the period ended December 31, 2002, are included in the accompanying financial statements. The financial statements of CSC Associates, L.P. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such partnership, is based solely on the report of such other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the financial statements, in 2000, the Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133 and recorded a cumulative effect of a change in accounting principle on October 1, 2000. In 2002, the Company changed its method of accounting for discontinued operations to conform to Statement of Financial Accounting Standards No. 144.

                                  DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 14, 2003




FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------
($ in thousands, except per share amounts)

                                                  2002           2001           2000           1999            1998
                                              ----------      ----------     ----------       --------       --------

Rental property revenues                      $  168,046      $  144,754     $  113,825       $ 62,480       $ 67,726
Development, management, leasing and
  other fees                                      18,235          19,489         10,700         13,899          9,578
Residential lot and outparcel sales                9,126           6,682         13,951         17,857         16,732
Interest and other                                 4,393           6,061          5,995          3,588          4,275
                                              -----------------------------------------------------------------------
Total revenues                                   199,800         176,986        144,471         97,824         98,311
                                              -----------------------------------------------------------------------
Income from unconsolidated joint ventures         26,670          22,897         19,452         19,637         18,423
                                              -----------------------------------------------------------------------
Rental property operating expenses                49,015          43,826         33,379         19,087         17,702
Depreciation and amortization                     54,248          44,453         32,742         16,859         15,173
Stock appreciation right expense (credit)             29            (276)           468            108            330
Residential lot and outparcel cost of sales        7,309           5,910         11,684         14,897         15,514
Interest expense                                  37,423          27,610         13,596            600         11,558
General, administrative and other expenses        33,202          31,953         22,578         18,153         15,250
                                              -----------------------------------------------------------------------
Total expenses                                   181,226         153,476        114,447         69,704         75,527
Provision (benefit) for income taxes from
  operations                                       1,526            (691)        (1,145)         2,442           (148)
Gain on sale of investment properties,
   net of applicable income tax provision          6,254          23,496         11,937         58,767          3,944
Discontinued operations                            1,401             221             51             --             --
Extraordinary loss                                (3,501)             --             --             --             --
Cumulative effect of change in accounting
   principle                                          --              --           (566)            --             --
                                              -----------------------------------------------------------------------
Net income                                    $   47,872      $   70,815     $   62,043       $104,082       $ 45,299
                                              =======================================================================
Basic net income per share                    $      .97      $     1.44     $     1.28       $   2.16       $    .96
                                              =======================================================================
Diluted net income per share                  $      .96      $     1.41     $     1.25       $   2.12       $    .94
                                              =======================================================================
Cash dividends declared per share             $     1.48      $     1.39     $     1.24       $   1.12       $    .99
                                              =======================================================================
Total assets                                  $1,248,077      $1,216,629     $1,115,752       $932,925       $752,858
Notes payable                                    669,792         585,275        485,085        312,257        198,858
Stockholders' investment                         408,884         462,673        454,467        437,722        379,865
Shares outstanding at year-end                    48,386          49,425         49,210         48,261         47,754




Cousins Properties Incorporated and Consolidated Entities

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
Results of Operations For The Three Years Ended December 31, 2002

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

     Forward-Looking Statements. Certain matters contained in this report are forward-looking statements within the meaning of the federal securities laws and are subject to uncertainties and risks. These include, but are not limited to, general and local economic conditions, local real estate conditions, the activity of others developing competitive projects, the cyclical nature of the real estate industry, the financial condition of existing tenants, interest rates, the Company's ability to obtain favorable financing or zoning, the environmental impact, the effects of terrorism and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Form 8-K filed on March 9, 2001. The words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Such forward-looking statements are based on current expectations and speak only as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

     Critical Accounting Policies. A critical accounting policy is one which is both important to the portrayal of a company's financial condition and results of operations and requires significant judgment or complex estimation processes.

     As the Company is in the business of developing, owning and managing office and retail real estate properties and developing single-family residential communities which are parceled into lots and sold to various home builders, its critical accounting policies relate to cost capitalization, impairment of long-lived assets, residential lot sales profit recognition and valuation of receivables.

     The Company expenses predevelopment costs incurred on a potential project until it becomes probable that the project will go forward. After a project becomes probable, all subsequently incurred predevelopment costs, as well as interest, real estate taxes and certain internal personnel and associated costs directly related to the project under development are capitalized. If the decision is made to abandon development of a project that had been deemed probable, all previously capitalized costs are expensed. Therefore, a change in the probability of a project could result in the expensing of significant costs incurred for predevelopment activity for projects that are abandoned. Also, a change in the estimated time and cost of construction could adversely impact the return on a project and the amount of value created from the development of a project.

     As required by accounting principles generally accepted in the United States, the Company periodically evaluates its real estate assets to determine if there has been any impairment in their carrying values and records impairment losses if the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts or if there are other indicators of impairment. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. A change in assumptions concerning future economic events from those assumed in prior evaluations could result in an adverse change in the value of a property and cause the recordation of an impairment. At December 31, 2002, the Company did not own any real estate assets that were impaired.

     In its determination of the gross profit percentages to be applied to its residential lot sales in order to calculate the profits to be recognized on these sales, the Company utilizes several estimates. Gross profit percentages are calculated based on the estimated lot sales prices divided by the estimated costs of the development. The Company must estimate the prices of the lots to be sold, the costs to complete the development of the residential community and the time period over which the lots, once completed, will ultimately be sold. If the Company's estimated lot sales or costs of development, or the assumptions underlying each, were to be revised or be rendered inaccurate, it would affect the gross profit percentages and overall profit recognized on these sales.

    Receivables are reported net of an allowance for doubtful accounts and may be uncollectible in the future. The Company performs credit reviews and analyses on its tenants and reviews its receivables regularly for potential collection problems in computing the allowance recorded against its receivables. This review process requires the Company to make certain judgments regarding collectibility that are inherently difficult to predict. A change in the judgments made could result in an adjustment to the allowance for doubtful accounts with a corresponding effect to net income.

     Rental Property Revenues and Operating Expenses. Rental property revenues increased from $113,825,000 in 2000 to $144,754,000 in 2001 and $168,046,000 in
2002.

     Rental property revenues from the Company's office division increased approximately $20,431,000 in 2002. Three office buildings, 55 Second Street, Cerritos Corporate Center - Phase II and 1900 Duke Street, became partially operational in February 2002, June 2001 and October 2000, respectively. These properties contributed approximately $16,315,000, $1,402,000 and $436,000, respectively, to the 2002 increase. Additionally, rental property revenues from 101 Second Street increased approximately $1,365,000 in 2002, primarily due to the recognition of termination fees paid to effect the early termination of several tenants' leases. In August 2002, the Company entered into a termination agreement with Arthur Andersen which terminated its 148,000 square foot lease at 101 Second Street. The result of the termination agreement with Arthur Andersen did not have a material impact on rental property revenues in 2002. However, there will be no economic benefit to the Company or its rental property revenues from the Arthur Andersen lease in 2003 and beyond. In September 2002, the Company re-leased approximately 88,000 square feet of the former Arthur Andersen space. There is no guarantee that the remainder of the Arthur Andersen space will be re-leased in the near future. In addition, the San Francisco market continues to be a difficult leasing market. Due to these uncertainties, the Company cannot currently estimate the result of its efforts to re-lease the 101 Second Street building and the resulting impact on rental property revenues in 2003 and beyond.

     Also contributing to the increase in rental property revenues from the Company's office division was an increase of approximately $554,000 from Meridian Mark Plaza, as its average economic occupancy increased from 94% in 2001 to 99% in 2002, and an increase of approximately $443,000 from Inforum, primarily due to lease termination fees received from two tenants. Additionally, rental property revenues increased approximately $483,000 from the 3301 Windy Ridge Parkway Building due to the renewal of the single tenant's lease at a higher rental rate beginning May 2001. The increase in rental property revenues was partially offset by a decrease of approximately $1,178,000 from The Points at Waterview, as its average economic occupancy decreased from 73% in 2001 to 45% in 2002. The Points at Waterview was 82% leased as of December 31, 2002, with rent commencing March 2003 for a new tenant in 98,000 square feet.

     Rental property revenues from the Company's retail portfolio increased approximately $2,966,000 in 2002. Rental property revenues increased approximately $2,282,000 from The Avenue Peachtree City due both to the property becoming partially operational for financial reporting purposes in April 2001 and to the recognition of a termination fee of approximately $719,000 in 2002. Substantially all of the square feet terminated at The Avenue Peachtree City has been re-leased. An increase in the average economic occupancy of The Avenue of the Peninsula from 75% in 2001 to 80% in 2002 also contributed approximately $1,295,000 to the increase in rental property revenues. Additionally, rental property revenues from Mira Mesa MarketCenter increased approximately $306,000, primarily due to an expansion of the center in March 2002. Rental property revenues decreased approximately $990,000 in 2002 due to the February 2001 sale of Colonial Plaza MarketCenter, which partially offset the increase in rental property revenues.

    Rental property revenues from the Company's office division increased approximately $27,581,000 in 2001. The December 2000 acquisitions of One Georgia Center and The Points at Waterview increased rental property revenues by approximately $6,442,000 and $3,294,000, respectively, in 2001. Four office buildings, 555 North Point Center East, 101 Second Street, 600 University Park Place and 1900 Duke Street, which became partially operational for financial reporting purposes in February 2000, April 2000, June 2000 and October 2000, respectively, contributed approximately $996,000, $5,143,000, $1,636,000 and $2,534,000, respectively, to the increase. Additionally, rental property revenues from Inforum increased approximately $1,979,000, as its average economic occupancy increased from 87% in 2000 to 97% in 2001. Rental property revenues increased approximately $2,335,000 from Cerritos Corporate Center - Phase II, which became partially operational for financial reporting purposes in June 2001. Rental property revenues increased approximately $816,000 from AT&T Wireless Services Headquarters. Rental property revenues increased approximately $477,000 in 2001 from 333 John Carlyle, as its average economic occupancy increased from 89% in 2000 to 93% in 2001, and approximately $472,000 in 2001 from 615 Peachtree Street, as its average economic occupancy increased from 82% in 2000 to 95% in 2001. Furthermore, rental property revenues from Northside/Alpharetta II increased approximately $507,000 in 2001, as its average economic occupancy increased from 59% in 2000 to 70% in 2001.

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

    Rental property operating expenses increased from $33,379,000 in 2000 to $43,826,000 and $49,015,000 in 2001 and 2002, respectively. The increases in both 2001 and 2002 were due primarily to the aforementioned office buildings and retail centers being leased-up or becoming partially operational for financial reporting purposes, as well as the aforementioned acquisitions of One Georgia Center and The Points at Waterview in December 2000. The increases in rental property operating expenses were partially offset by approximately $500,000 in 2002 from the aforementioned decrease in average economic occupancy at The Points at Waterview and approximately $244,000 and $1,800,000 in 2002 and 2001, respectively, from the aforementioned sale of Colonial Plaza MarketCenter.

     Development Income. Development income increased from $4,251,000 in 2000 to $6,179,000 in 2001 and then decreased to $4,625,000 in 2002. Development income decreased approximately $1,166,000 in 2002 from CPI/FSP I, L.P., as construction of Austin Research Park - Buildings III and IV was completed. Development income also decreased approximately $727,000 in 2002 from Crawford Long - CPI, LLC, as construction of the Emory Crawford Long Medical Office Tower was substantially completed in February 2002. Additionally, development income decreased approximately $215,000 in 2002 from 285 Venture, LLC, as construction of 1155 Perimeter Center West was completed in 2001. The decrease in development income in 2002 was partially offset by an increase in third party development and advisory services of approximately $687,000.

    In 2001, development income increased approximately $1,047,000 from CPS. Effective March 1, 2001, CREC II purchased the remaining 25% interest in CPS, at which point the operations of CPS were consolidated, whereas the operations had previously been accounted for using the equity method of accounting and therefore recognized as joint venture income (see Note 5). Development income increased approximately $1,225,000 from three third party developments and approximately $371,000 from the Emory Crawford Long Hospital campus redevelopment and joint venture medical office tower. Tenant construction supervision fees of approximately $433,000 from a tenant at Inforum also contributed to the increase in development income. The increase was partially offset by a decrease in development income of approximately $738,000 from Gateway, as construction of Gateway Village was completed, and a decrease of approximately $691,000 from 285 Venture, LLC, as construction of 1155 Perimeter Center West was completed in 2001.

     Management Fees. Management fees increased from $4,841,000 in 2000 to $7,966,000 and $9,313,000 in 2001 and 2002, respectively. Approximately $921,000 of the 2002 increase was due to the aforementioned consolidation of CPS. Of this increase, approximately $868,000 was from a new third party contract which CPS obtained in October 2001. Management fees also increased approximately $175,000 in 2002 from Crawford Long - CPI, LLC, due to the aforementioned Emory Crawford Long Medical Office Tower becoming partially operational for financial reporting purposes in February 2002.

     The 2001 increase was mainly due to the aforementioned consolidation of CPS, which contributed approximately $3,241,000 to the increase. Additionally, management fees increased in 2001 due to lease-up of several properties at certain joint ventures from which management fees are recognized. The increases in 2001 were partially offset by the disposition of the medical office third party management division in October 2000, which partially offset the increases by approximately $552,000.

    Leasing and Other Fees. Leasing and other fees increased from $1,608,000 in 2000 to $5,344,000 in 2001 and then decreased to $4,297,000 in 2002. The decrease in 2002 is primarily due to a decrease of approximately $1,130,000 from CPI/FSP I, L.P., as leasing fees were recognized for the lease-up of Austin Research Park - Buildings III and IV in 2001. Leasing and other fees from CPS decreased approximately $822,000 due to decreased land sales at Las Colinas. The CPS decrease was partially offset by an increase in leasing and other fees of approximately $533,000 from third party contracts and approximately $454,000 from Ten Peachtree Place Associates, due to the lease-up of the Ten Peachtree Place building.

    Leasing and other fees increased approximately $3,663,000 in 2001 from the aforementioned consolidation of CPS. The increase in 2001 was partially offset by a decrease in leasing and other fees of approximately $443,000 from the aforementioned disposition of the medical office third party management division in October 2000.

     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales decreased from $13,951,000 in 2000 to $6,682,000 in 2001 and then increased to $9,126,000 in 2002. Residential lot sales decreased from $12,126,000 in 2000 to $6,682,000 in 2001 and then increased to $8,579,000 in
2002 due to the sale of 217 residential lots in 2000, 121 in 2001 and 166 in 2002. Additionally, there were three outparcel sales in 2000 totaling $1,825,000 and one in 2002 for $547,000.

     Residential lot and outparcel cost of sales decreased from $11,684,000 in 2000 to $5,910,000 in 2001 and then increased to $7,309,000 in 2002. Residential lot cost of sales was $10,463,000, $5,910,000 and $6,956,000 in 2000, 2001 and
2002, respectively, due partially to the aforementioned changes in lots sold during the periods and partially to fluctuations in gross profit percentages used to calculate the cost of sales for residential lot sales in certain of the residential developments. Cost of sales of outparcels totaled approximately $1,221,000 and $353,000 in 2000 and 2002, respectively.

     Interest and Other Income. Interest and other income increased from $5,995,000 in 2000 to $6,061,000 in 2001 and then decreased to $4,393,000 in
2002. These changes are primarily due to the $18.6 million note receivable from Gateway, which was repaid in full in November 2001. The interest rate on this note was floating based on LIBOR, which decreased during 2001, resulting in a decrease in interest income of approximately $341,000 in 2001.

     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased from $19,452,000 in 2000 to $22,897,000 and $26,670,000 in
2001 and 2002, respectively.

     Income from Wildwood Associates increased from $3,844,000 in 2000 to $5,223,000 and $6,360,000 in 2001 and 2002, respectively. The 2002 increase was primarily due to an increase in income before depreciation, amortization and interest expense of approximately $803,000 from the 3200 Windy Hill Road Building, as its average economic occupancy increased from 99% in 2001 to 100% in 2002 and its tenant mix changed. The increase in 2001 was mainly due to an increase in income before depreciation, amortization and interest expense of approximately $877,000 also from the 3200 Windy Hill Road Building due to the renewal of a significant tenant's lease at a higher rental rate. An increase in income before depreciation, amortization and interest expense of approximately $198,000 from the 2300 Windy Ridge Parkway Building due to an increase in its average economic occupancy from 99% in 2000 to 100% in 2001 also contributed to the 2001 increase. Additionally, interest expense decreased approximately $214,000 in 2001, due to lower debt levels in 2001.

     The loss from Cousins LORET decreased from $384,000 in 2000 to $54,000 in 2001 and then increased to $729,000 in 2002. The increase in loss in 2002 was primarily due to a reduction in the average economic occupancy of Two Live Oak Center from 98% in 2001 to 89% in 2002 and to an increase of approximately $582,000 in depreciation and amortization expense at Two Live Oak Center. The decrease in the loss in 2001 was mainly due to an increase in average economic occupancy at The Pinnacle from 92% in 2000 to 98% in 2001.

     Income from Temco Associates increased from $678,000 in 2000 to $1,720,000 in 2001 and $1,949,000 in 2002. During 2002, 2001 and 2000, approximately 607,
359 and 461 acres, respectively, of the option related to the fee simple interest were exercised and simultaneously sold. CREC's share of the gain on these and other tract sales was approximately $668,000, $1,075,000 and $678,000 in 2002, 2001 and 2000, respectively. Additionally, CREC began recognizing profits on residential lot sales at Bentwater in 2001, which contributed approximately $1,281,000 and $645,000 to the increase in 2002 and 2001, respectively.

     Income from Gateway increased from $620,000 in 2001 to $1,184,000 in 2002. The Company recognizes an 11.46% current preferred return on its equity in Gateway, which increased from $3,200,000 to $10,556,000 in November 2001.

    Income from Crawford Long - CPI, LLC was $927,000 in 2002, as Emory Crawford Long Medical Office Tower became partially operational for financial reporting purposes in February 2002.

    Income from Ten Peachtree Place Associates decreased from $169,000 in 2001 to a loss of $854,000 in 2002, as the average economic occupancy of Ten Peachtree Place decreased from 93% in 2001 to 14% in 2002. This property was 100% leased as of December 31, 2002, with rent commencing March 2003 for the primary tenant in 227,000 square feet.

     Income from CSC Associates, L.P. increased from $10,711,000 in 2001 to $11,466,000 in 2002 primarily due to an increase in rental revenues from a tenant whose increase in rental rate did not require straight-lining under SFAS No. 13.

    Income from CPI/FSP I, L.P. was approximately $352,000 in 2001 and $2,119,000 in 2002. Austin Research Park - Buildings III and IV became partially operational for financial reporting purposes in June 2001 and September 2001, respectively.

     Income from CP Venture LLC increased from $611,000 in 2000 to $923,000 in 2001. This increase was due to decreases in depreciation and amortization expense.

      Income from 285 Venture, LLC increased from $831,000 in 2000 to $2,596,000 in 2001 as 1155 Perimeter Center West became partially operational for financial reporting purposes in January 2000.

    Income from CPS decreased from $1,649,000 in 2000 to $153,000 in 2001. Effective March 1, 2001, CREC II purchased the remaining 25% interest in Cousins Stone LP, bringing its total interest to 100%, and beginning on that date Cousins Stone LP was consolidated with CREC II.

    General and Administrative Expenses. General and administrative expenses increased from $18,452,000 in 2000 to $27,010,000 and $27,670,000 in 2001 and
2002, respectively. The increase in 2002 was primarily due to increased salaries and related benefits as a result of the aforementioned consolidation of CPS and new personnel in several business units. Partially offsetting the increase in 2002 was a decrease resulting from the capitalization of additional general and administrative expenses to offset the partial elimination of certain development and leasing fees from joint ventures. The increase in 2001 was also primarily due to the aforementioned consolidation of CPS, as well as a decrease of general and administrative expenses capitalized to projects under development due to a lower level of projects under development in 2001.

    Depreciation and Amortization. Depreciation and amortization increased from $32,742,000 in 2000 to $44,453,000 and $54,248,000 in 2001 and 2002,
respectively. The increases in both 2001 and 2002 were mainly due to the aforementioned office buildings and retail centers becoming operational for financial reporting purposes. The 2002 increase was also due to write-offs of unamortized tenant improvements and leasing commissions related to certain tenants who effected early terminations of their lease obligations. Additionally, the acquisitions of One Georgia Center and The Points at Waterview in December 2000 contributed to the 2001 increase, which was partially offset by the sale of Colonial Plaza MarketCenter in February 2001.

    Stock Appreciation Right Expense (Credit). Stock appreciation right expense decreased $744,000 from an expense of $468,000 in 2000 to a benefit of $276,000 in 2001 and then increased $305,000 in 2002 to an expense of $29,000. This non-cash item is primarily related to the number of stock appreciation rights outstanding and the Company's stock price. Stock appreciation rights outstanding totaled approximately 23,000 and 88,000 at December 31, 2001 and 2000, respectively; none were outstanding at December 31, 2002. The Company's stock price was $24.36 and $27.9375 per share at December 31, 2001 and 2000, respectively.

    Interest Expense. Interest expense increased from $13,596,000 in 2000 to $27,610,000 and $37,423,000 in 2001 and 2002, respectively. Interest expense before capitalization increased from $28,881,000 in 2000 to $37,322,000 and $43,357,000 in 2001 and 2002, respectively. Interest expense before capitalization increased in both 2002 and 2001 due to higher average debt levels. The note secured by the Company's interest in CSC Associates, L.P. was refinanced in February 2002, which increased the borrowings under the loan from $80 million to $150 million (see Note 4). The Company completed four non-recourse mortgages in 2001: Presidential MarketCenter in May 2001, 600 University Park Place in July 2001, 333 John Carlyle/1900 Duke Street and 333/555 North Point Center East in November 2001, and three non-recourse mortgages in 2000: 101 Second Street in April 2000, The Avenue East Cobb in July 2000 and Meridian Mark Plaza in August 2000. The amount of interest capitalization (a reduction of interest expense), which changes parallel to the level of projects under development, decreased from $15,285,000 in 2000 to $9,712,000 in 2001 and $5,934,000 in 2002 due to a lower level of projects under development in 2001 and 2002. Partially offsetting the increase in interest expense was a reduction in interest on the credit facility due to a decrease in the average floating rate.

    Property Taxes on Undeveloped Land. Property taxes on undeveloped land increased from $40,000 in 2000 to $619,000 in 2001 and $675,000 in 2002.
Property taxes on undeveloped land were lower in 2000 due to the reversal of estimated amounts accrued for anticipated reassessments of the Company's North Point and Wildwood land holdings. The final reassessments, after appeal, were lower than the anticipated reassessment, and the accrual was reduced.

    Other Expenses. Other expenses increased from $4,086,000 in 2000 to $4,324,000 and $4,857,000 in 2001 and 2002, respectively. The increase in 2002 was partially due to an increase of approximately $793,000 in predevelopment expense. Additionally, minority interest expense increased approximately $795,000 from 55 Second Street, which became partially operational for financial reporting purposes in February 2002. Partially offsetting these increases in other expenses was the reversal of approximately $1,156,000 of previously recognized minority interest expense at 101 Second Street due to the aforementioned early termination of certain tenants' leases. The increase in 2001 was due to minority interest expense of approximately $1,156,000 from 101 Second Street, which became partially operational for financial reporting purposes in April 2000.

    Provision (Benefit) for Income Taxes From Operations. The benefit for income taxes from operations decreased from $1,145,000 in 2000 to $691,000 in 2001 to a provision of $1,526,000 in 2002. The increase in the tax provision in 2002 was primarily due to an increase in income before income taxes and gain on sale of investment properties from CREC and its subsidiaries. The increase at CREC and its subsidiaries was primarily due to the October 2002 sale of Salem Road Station and two of its outparcels, as well as increases in income from residential lot sales, net of cost of sales, and a decrease in general and administrative expenses. The increase at CREC and its subsidiaries was partially offset by a decrease in development income and an increase in interest expense. The increase in the provision for income taxes in 2002 was also due to a decrease in the loss before income taxes and gain on sale of investment properties from CREC II and its subsidiaries. This decrease was mainly due to increased income from CPS.

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

     The decrease in benefit for income taxes from operations in 2001 was partially offset by a decrease in income before income taxes and gain on sale of investment properties to a loss from CREC II and its subsidiaries in 2001. The decrease is primarily due to an increase in interest expense and a decrease in income from CPS. Additionally, true-ups in the accruals required for income taxes related to the 1999 tax returns were made for CREC and its subsidiaries and CREC II and its subsidiaries, which increased the 2000 benefit by approximately $548,000 and $208,000, respectively.

     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision, was $11,937,000, $23,496,000 and $6,254,000 in 2000, 2001 and 2002, respectively. The 2002 gain included the following: the December 2002 sale of 5.5 acres of Wildwood land ($2.1 million) and the amortization of net deferred gain from the Prudential transaction ($4.1 million) (see Note 5).

     The 2001 gain included the following: the February 2001 sale of Colonial Plaza MarketCenter ($17.1 million), the February 2001 disposition of leasehold interests at Summit Green ($0.2 million), the December 2001 sale of 7 acres of Wildwood land ($2.0 million) and the amortization of net deferred gain from the Prudential transaction ($4.2 million) (see Note 5).

    The 2000 gain included the following: the March 2000 sale of Laguna Niguel Promenade ($7.2 million), the April 2000 sale of 2 acres of North Point land ($0.6 million) and the amortization of net deferred gain from the Prudential transaction ($4.1 million) (see Note 5).

    Discontinued Operations. The operations and sale of Salem Road Station were reclassified to discontinued operations in accordance with SFAS No. 144 (see
Note 1, Recent Accounting Pronouncements).

    Extraordinary Loss. The Company recognized an extraordinary loss of approximately $3,501,000 in 2002 due to the refinancing of the CSC Associates, L.P. non-recourse mortgage note payable (see Note 4).

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


-------------------------------------------------------------------------------
Liquidity and Capital Resources

     Financial Condition. The Company's adjusted debt (including its pro rata share of unconsolidated joint venture debt) was $844.9 million, or 41% of total market capitalization at December 31, 2002. Adjusted debt is defined as the Company's debt ($669.8 million) and the Company's pro rata share of unconsolidated joint venture debt ($175.1 million) as disclosed in Note 4, excluding the Charlotte Gateway Village, LLC debt ($90.7 million) as it is fully exculpated and fully amortizing debt which is supported by a long-term lease to Bank of America Corporation.

     As of December 31, 2002, the Company was subject to the following contractual obligations and commitments ($ in thousands):



--------------------------------------------------------------------------------
                                                                 Less Than         1-3             4-5           After
                                                   Total          1 Year          Years           Years         5 Years
                                                  --------      ---------       --------        --------       --------

Contractual Obligations:
   Long-term debt (Note 4):
     Unsecured credit facility                    $159,157       $      -       $159,157        $      -       $      -
     Mortgage debt                                 510,635          8,274         46,745          56,973        398,643
     Share of mortgage debt of
       unconsolidated joint ventures               265,854         10,318         60,103          50,291        145,142
   Operating leases (ground leases)                 45,866            689          1,399           1,430         42,348
   Operating leases (offices)                        1,213          1,162             45               6              -
                                                  ---------------------------------------------------------------------
     Total Contractual Obligations                $982,725       $ 20,443       $267,449        $108,700       $586,133
                                                  =====================================================================
Commitments:
   Letters of credit                              $  4,657       $  4,657       $      -        $      -       $      -
   Performance bonds                                   555            111            444               -              -
   Estimated development
     commitments (1)                               131,501        131,501              -               -              -
                                                  ---------------------------------------------------------------------
       Total Commitments                          $136,713       $136,269       $    444        $      -       $      -
                                                  =====================================================================

(1) Includes the Company's share of unconsolidated joint venture commitments.

--------------------------------------------------------------------------------

     At December 31, 2002, the Company had $159.2 million drawn on its $275 million credit facility. This unsecured credit facility contains customary conditions precedent to borrowing, including compliance with financial covenants such as minimum interest coverage and maximum debt to market capitalization. The interest rate on this facility is equal to LIBOR plus a spread based on the ratio of total debt to total assets. As of December 31, 2002, the spread over LIBOR was 1.15%. This facility also contains customary events of default that could give rise to acceleration and include such items as failure to pay interest or principal and breaches of financial covenants such as maintenance of minimum capitalization and minimum interest coverage.

     The Company's mortgage debt, and its share of mortgage debt of unconsolidated joint ventures, is primarily non-recourse fixed-rate debt secured by various real estate or joint venture investments. As of December 31, 2002, the weighted average interest rate on this debt was 7.5%. In addition, many of the Company's non-recourse mortgages contain covenants which, if not satisfied, could result in acceleration of the maturity of the debt.

     The Company has future lease commitments under land leases aggregating approximately $45.9 million over an average remaining term of 57 years. Additionally, the Company has future lease commitments for office space aggregating approximately $1.2 million over an average remaining term of 1.5 years.

     As of December 31, 2002, the Company had outstanding letters of credit and performance bonds aggregating approximately $5.2 million. These instruments primarily related to guarantees of maintenance and/or performance pertaining to the Company's development projects.

     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 8, by using its existing credit facility (increasing the credit facility as required), long-term non-recourse financing on the Company's unleveraged projects, joint ventures, project sales and other financings as market conditions warrant. As of December 31, 2002, outstanding commitments for the construction and design of real estate projects, including the Company's share of unconsolidated joint venture commitments, totaled approximately $131.5 million, most of which will be funded in 2003.

     As a member of various of the unconsolidated joint ventures described in
Note 5, the Company may be required to make additional capital contributions from time to time to fund development costs, tenant improvement costs or operating deficits.

     In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities, of which approximately $132 million remained available at December 31, 2002.

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

     Cash Flows. Net cash provided by operating activities of continuing operations decreased from $90.4 million in 2000 to $90.2 million in 2001 and then increased to $102.7 million in 2002. Depreciation and amortization increased approximately $9.9 million due to the aforementioned office buildings and retail center becoming partially operational for financial reporting purposes and the write-offs of unamortized tenant improvements and leasing commissions related to certain tenants who effected early terminations of their lease obligations. Changes in other operating assets and liabilities increased approximately $4.0 million and residential lot and outparcel cost of sales increased approximately $1.3 million, also contributing to the increase in net cash provided by operating activities. Income from continuing operations before gain on sale of investment properties decreased approximately $3.4 million, which partially offset the increase in net cash provided by operating activities.

     In 2001, income from continuing operations before gain on sale of investment properties decreased approximately $3.5 million. Further contributing to the decrease in net cash provided by operating activities was a decrease in residential lot and outparcel cost of sales of approximately $6.1 million. Changes in other operating assets and liabilities decreased approximately $3.0 million. Stock appreciation right expense (credit) decreased approximately $0.7 million in 2001, which also contributed to the decrease in net cash provided by operating activities. Depreciation and amortization increased approximately $12.9 million and amortization of unearned compensation increased approximately $1.0 million, both of which partially offset the decrease in net cash provided by operating activities.

     Net cash used in investing activities decreased from $217.8 million in 2000 to $117.3 million in 2001 and $83.0 million in 2002. The decrease in net cash used in investing activities in 2002 was primarily due to a decrease of approximately $52.4 million in property acquisition and development expenditures, as a result of the Company having a lower level of projects under development in 2002. Investment in unconsolidated joint ventures decreased approximately $34.5 million, which also contributed to the decrease in net cash used in investing activities. This decrease was primarily due to a decrease in contributions of approximately $15.4 million to CPI/FSP I, L.P., as construction of Austin Research Park - Buildings III and IV was completed in 2001, a decrease in contributions of approximately $13.0 million to Crawford Long - CPI, LLC in 2002, as construction of the Emory Crawford Long Medical Office Tower was substantially completed in February 2002, and a decrease in contributions of approximately $1.1 million to 285 Venture, LLC, as construction of 1155 Perimeter Center West was completed in 2001. Contributions to Gateway also decreased approximately $7.8 million. The decrease in investment in unconsolidated joint ventures was partially offset by an increase in contributions of approximately $4.0 million to Ten Peachtree Place Associates in 2002. The decrease in net cash paid in acquisition of business of approximately $2.1 million, which resulted from the acquisition of the remaining 25% interest in CPS in the first quarter of 2001, and a decrease in change in other assets, net, of approximately $6.8 million, both further contributed to the decrease in net cash used in investing activities. Net cash provided by sales activities decreased approximately $45.9 million due primarily to the sale of Colonial Plaza MarketCenter in February 2001, which partially offset the decrease in net cash used in investing activities. Collection of notes receivable decreased approximately $2.9 million, which also partially offset the decrease in net cash used in investing activities. Further offsetting the decrease in net cash used in investment activities in 2002 was a decrease in distributions in excess of income from unconsolidated joint ventures of approximately $12.7 million, consisting of a decrease in total distributions of approximately $8.9 million and an increase in income of approximately $3.8 million. The decrease in total distributions was primarily due to a decrease of approximately $17.6 million from Gateway, as a result of refinancing Gateway's construction loan in 2001, partially offset by increases in total distributions of approximately $7.0 million from Wildwood Associates and $1.9 million from CPI/FSP I, L.P.

     In 2001, net cash provided by sales activities increased approximately $30.1 million, which contributed to the decrease in net cash used in investing activities, due primarily to the sale of Colonial Plaza MarketCenter in February 2001. The decrease in net cash used in investing activities was also partially due to a decrease of approximately $75.6 million in property acquisition and development expenditures, as a result of the Company having a lower level of projects under development. Also contributing to the decrease in net cash used in investing activities in 2001 was an increase in distributions in excess of income from unconsolidated joint ventures of approximately $9.0 million, reflecting an increase of approximately $12.4 million in total distributions net of an increase of approximately $3.4 million in income. The increase in total distributions was primarily due to increases of approximately $18.3 million from Gateway, resulting from refinancing its construction loan, $1.9 million from CSC Associates, L.P. and $0.8 million from CPI/FSP I, L.P. Partially offsetting these increases in total distributions were decreases in distributions of approximately $4.5 million from Wildwood Associates, $3.1 million from CPS and $1.8 million from Temco Associates. Partially offsetting the decrease in net cash used in investing activities was an increase of approximately $7.2 million in investment in unconsolidated joint ventures in 2001. Investment in Crawford Long - CPI, LLC increased approximately $13.7 million as a result of development of the Emory Crawford Long joint venture medical office tower and investment in CPI/FSP I, L.P. increased approximately $5.0 million as a result of development of Austin Research Park - Buildings III and IV. Investment in Gateway also increased approximately $7.8 million. Partially offsetting the increase in investment in unconsolidated joint ventures was a decrease in 285 Venture, LLC of approximately $12.8 million, as construction of 1155 Perimeter Center West was completed. Also partially offsetting the increase was a decrease in the investment in CPS of approximately $4.5 million, as the Company purchased the remaining 25% interest in March 2001 (see Note 5). Change in other assets, net, increased approximately $4.8 million, which partially offset the aforementioned decrease in net cash used in investing activities. Net cash paid in acquisition of a business, which resulted from the acquisition of the remaining 25% interest in CPS, further offset the decrease in net cash used in investing activities by approximately $2.1 million.

     Net cash provided by financing activities decreased from $127.5 million in 2000 to $35.5 million in 2001, and then decreased to net cash used in financing activities of $21.2 million in 2002. The decrease in net cash provided by financing activities in 2002 was primarily attributable to an increase of approximately $67.8 million in repayment of other notes payable and an increase in extraordinary loss of approximately $3.5 million, both due to the refinancing of Bank of America Plaza (see Note 4). Also contributing to the decrease in net cash provided by financing activities to net cash used in financing activities was an increase of $29.4 million of common stock repurchases. An increase in the dividends paid per share to $1.48 in 2002 from $1.39 in 2001 also contributed to the decrease in net cash provided by financing activities as dividends paid increased approximately $4.8 million. Additionally, common stock sold, net of expenses, decreased by approximately $3.4 million. The increase in proceeds from other notes payable of approximately $26.3 million due to the aforementioned refinancing of Bank of America Plaza and an increase of approximately $25.8 million in net amounts drawn on the credit facility partially offset the decrease in net cash provided by financing activities.

     The decrease in net cash provided by financing activities in 2001 was primarily attributable to an increase in net amounts drawn on the credit facility of $64.1 million and a decrease of $28.0 million in proceeds from other notes payable. The Company completed five financings for a total of $126.5 million in 2001 as compared to three financings for a total of $154.5 million in 2000. An increase in the dividends paid per share to $1.39 in 2001 from $1.24 in 2000 and an increase in the number of shares outstanding also contributed to the decrease in net cash provided by financing activities, as dividends paid increased approximately $8.3 million. The Company repurchased 527,400 shares of its outstanding common stock in September 2001, which contributed approximately $12.5 million to the decrease in net cash provided by financing activities. Common stock sold, net of expenses, increased by approximately $1.4 million and repayment of other notes payable decreased by approximately $19.5 million, due to the repayment in 2000 of the note payable to First Union National Bank, both of which partially offset the decrease in net cash provided by financing activities.

     Effects of Inflation. The Company attempts to minimize the effects of inflation on income from operating properties by using rents tied to tenants' sales, periodic fixed-rent increases or increases based on cost-of-living adjustments, and/or pass-through of operating cost increases to tenants.

     Other Matters. The events of September 11, 2001 adversely affected the pricing and availability of property insurance. In particular, premiums increased and terrorism insurance coverage became harder to obtain. The availability of coverage has improved and, at this time, the Company and its unconsolidated joint ventures are fully insured on all of their assets. While the Company's cost of property insurance coverage has increased, management believes the costs are still reasonable and should not have a material impact on the Company's financial condition or results of operations.

Quantitative and Qualitative Disclosure about Market Risk

     The variable rate debt is primarily from the Company's credit facility, which is drawn on as needed (see Note 4), and from a mortgage note at an unconsolidated joint venture, Ten Peachtree Place Associates. Since these rates are floating, the Company is exposed to the impact of interest rate changes. None of the Company's notes receivable have variable interest rates. The Company does not enter into contracts for trading purposes and does not use leveraged instruments. The following table summarizes the Company's market risk associated with notes payable and notes receivable as of December 31, 2002. The information presented below should be read in conjunction with Notes 3 and 4. The table presents principal cash flows and related weighted average interest rates by expected year of maturity. Variable rate represents the floating interest rate calculated at December 31, 2002.


--------------------------------------------------------------------------------

                                                              Expected Year of Maturity
                               -----------------------------------------------------------------------------------
                                                                                                            Fair
                                 2003      2004       2005      2006      2007   Thereafter      Total      Value
                               -----------------------------------------------------------------------------------
                                                                  ($ in thousands)
Notes Payable (including
  share of unconsolidated
  joint ventures):
     Fixed Rate                $17,492   $ 18,716   $84,875   $18,629   $86,308   $542,767     $768,787   $821,866
     Average Interest Rate       7.29%      7.24%     7.58%     6.94%     8.00%      7.34%        7.42%         --

     Variable Rate             $ 1,100   $161,297   $ 1,117   $ 1,148   $ 1,179   $  1,018     $166,859   $166,859
     Average Interest Rate       2.13%      2.83%     2.13%     2.13%     2.13%      2.13%        2.81%        --

Notes Receivable:
     Fixed Rate                $26,309   $     --   $    --   $    12   $    --   $    --      $ 26,321   $ 27,154
     Average Interest Rate      10.00%         --        --     8.50%        --        --         10.00%        --




Cousins Properties Incorporated and Consolidated Entities
MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
     The high and low sales prices for the Company's common stock and cash dividends declared per share were as follows:

                                              2002 Quarters                                  2001 Quarters
                                 ----------------------------------------        ----------------------------------------
                                 First      Second      Third      Fourth        First      Second      Third      Fourth
                                 -----      ------      -----      ------        -----      ------      -----      ------
High                             $27.18     $27.32     $25.02     $24.89         $28.75     $27.65      $27.07     $25.38
Low                               23.70      24.20      20.05      20.23          23.50      24.85       23.30      23.70
Dividends Declared                  .37        .37        .37        .37            .34        .34         .34        .37
Payment Date                    2/22/02    5/30/02    8/26/02   12/20/02        2/22/01    5/30/01     8/24/01    12/22/01

     The Company's stock trades on the New York Stock Exchange (ticker symbol
CUZ). At February 27, 2003, there were 1,137 stockholders of record.


--------------------------------------------------------------------------------
ABOUT YOUR DIVIDENDS

     Timing of Dividends - Cousins normally pays regular dividends four times each year in February, May, August and December.

     Differences Between Net Income and Cash Dividends Declared - Cousins' current intention is to distribute at least 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:

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

     Capital Gains Dividends - In some years, as it did in 2002, 2001 and 2000, Cousins will have taxable capital gains, and Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of "Notes to Consolidated Financial Statements").

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






Cousins Properties Incorporated and Consolidated Entities
SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Selected quarterly information for the two years ended December 31, 2002 ($ in thousands, except per share amounts):

                                                                                                Quarters
                                                                                ---------------------------------------
                                                                                 First     Second      Third     Fourth
                                                                                -------    ------     -------    -------
2002:
Revenues                                                                        $49,077    $48,814    $52,357    $49,552
Income from unconsolidated joint ventures                                         7,030      6,601      6,880      6,159
Gain on sale of investment properties, net of applicable income
   tax provision                                                                  1,029      1,042      1,028      3,155

Income from continuing operations                                                12,716     12,656     11,929     12,671
Discontinued operations                                                              59         56         81      1,205
Extraordinary loss                                                               (3,501)        --         --         --
Net income                                                                        9,274     12,712     12,010     13,876
Basic income from continuing operations per share                                   .26        .25        .24       .26
Basic net income per share                                                          .19        .26        .24       .29
Diluted income from continuing operations per share                                 .25        .25        .24       .26
Diluted net income per share                                                        .18        .25        .24       .28

2001:
Revenues                                                                        $43,172    $44,089    $45,180    $44,545
Income from unconsolidated joint ventures                                         5,505      5,640      5,804      5,948
Gain on sale of investment properties, net of applicable income
   tax provision                                                                 18,345      1,077      1,031      3,043

Income from continuing operations                                                31,308     12,500     13,324     13,462
Discontinued operations                                                              59         58         63         41
Net income                                                                       31,367     12,558     13,387     13,503
Basic income from continuing operations per share                                   .64        .25        .27        .27
Basic net income per share                                                          .64        .25        .27        .28
Diluted income from continuing operations per share                                 .62        .25        .26        .27
Diluted net income per share                                                        .62        .25        .27        .27

INDEPENDENT AUDITORS
Deloitte & Touche LLP



COUNSEL
King & Spalding LLP
Troutman Sanders LLP



TRANSFER AGENT AND REGISTRAR
Wachovia Bank, N.A.
Shareholder Services Group - 1153
1525 West W.T. Harris Blvd., Building 3C3
Charlotte, North Carolina    28262-1153
Telephone Number:        1-800-829-8432
FAX Number:              1-704-590-7618






FORM 10-K AVAILABLE
The Company's annual report on Form 10-K and interim reports on Form 10-Q are filed with the Securities and Exchange Commission. Copies without exhibits are available free of charge upon written request to the Company at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683, Attention: Mark A. Russell, Vice President - Chief Financial Analyst and Director of Investor Relations. These items are also posted on the Company's website at www.CousinsProperties.com.



INVESTOR RELATIONS CONTACT
Mark A. Russell, Vice President - Chief Financial Analyst and
                 Director of Investor Relations
Telephone Number:     (770) 857-2449
FAX Number:           (770) 857-2360
Email Address:        markrussell@cousinsproperties.com

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

R. Dary Stone
Vice Chairman of the Company

Henry C. Goodrich
Director Emeritus


CORPORATE
T. G. Cousins
Chairman of the Board

Thomas D. Bell, Jr.
Vice Chairman of the Board, President
and Chief Executive Officer

Daniel M. DuPree
Vice Chairman of the Company

R. Dary Stone
Vice Chairman of the Company

Tom G. Charlesworth
Executive Vice President, Chief
Financial Officer and Chief
Investment Officer

Dan G. Arnold
Senior Vice President and Chief Information Officer

Lisa M. Borders
Senior Vice President

James A. Fleming
Senior Vice President, General Counsel and Secretary

Lawrence B. Gardner
Senior Vice President -  Human Resources

C. Jack Minter
Senior Vice President - Director of Investments

Michael A. Quinlan
Senior Vice President, Chief Accounting Officer, Controller and
Assistant Secretary

Patricia A. Grimes
Vice President - Financial and SEC Reporting and Accounting Policy

Karen S. Hughes
Vice President - Treasury and Finance

Kristin R. Myers
Vice President - Taxation and Benefit Plan Compliance

Mark A. Russell
Vice President - Chief Financial
Analyst and Director of Investor Relations

OFFICE DIVISION

Craig B. Jones
President

John S. McColl
Senior Vice President

Michael B. Ablon
Senior Vice President - Dallas

W. Henry Atkins
Senior Vice President - Charlotte

Charles E. Cotten
Senior Vice President - Dallas

Mark P. Dickenson
Senior Vice President -Director of Leasing, Client Services, Dallas

Walter L. Fish
Senior Vice President - Director of Leasing, Atlanta

James F. George
Senior Vice President - Senior Development Executive

Tim Hendricks
Senior Vice President - Austin

Jack A. LaHue
Senior Vice President - Asset
Management

Roger B. Leithead, Jr.
Senior Vice President - Office, Atlanta

Dara J. Nicholson
Senior Vice President - Property Management, Office

C. David Atkins
Vice President - Asset Management, Charlotte

James D. Dean
Vice President - Senior Development
Executive, Office

Lee Eastwood
Vice President - Leasing, Office

Molly Faircloth
Vice President - Administration, Office

John N. Goff
Vice President - Development Executive, Charlotte

Charles D. McCormick
Vice President - Development Executive, Austin

Ronald C. Sturgis
Vice President - Director of Operations, Office

Lloyd P. Thompson, Jr.
Vice President - Senior Development
Executive

John R. Ward
Vice President - Asset Management, Atlanta

RETAIL DIVISION

Joel T. Murphy
President

William I. Bassett
Senior Vice President - Development

Alexander A. Chambers
Senior Vice President

Robert A. Manarino
Senior Vice President - Director of
Western Region Operations

Thomas D. Lenny
Senior Vice President - Western Region

David C. Nelson
Senior Vice President - Director of Asset Management

Steve V. Yenser
Senior Vice President - Leasing

Steve A. Cooper
Vice President - Property Management

Kevin B. Polston
Vice President - Leasing

Amy S. Siegal
Vice President - Leasing

LAND DIVISION*
(Cousins Neighborhoods)

Bruce E. Smith
President

Michael J. Quinley
Senior Vice President - Development

Erling D. Speer
Senior Vice President - Development

Craig A. Lacey
Vice President -  Development

Deloris Schmidt
Vice President -  Operations

*Officers of Cousins Real Estate Corporation only