Form 10-K, Exhibit 13
period 2003-12-31
COUSINS PROPERTIES INC
filed 2004-03-12
CIK 25232

Cousins Properties Incorporated and Consolidated Entities

FUNDS FROM OPERATIONS

     The table below shows Funds From Operations Available to Common Stockholders (“FFO”) and the related reconciliation to Net Income Available to Common Stockholders for Cousins Properties Incorporated and Consolidated Entities and its unconsolidated joint ventures. Effective January 1, 2003, the Company adopted the National Association of Real Estate Investment Trusts’ (“NAREIT”) definition of FFO, which is net income available to common stockholders (computed in accordance with accounting principles generally accepted in the United States (“GAAP”)), excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO for prior years has been restated to conform to NAREIT’s definition of FFO. In October 2003, NAREIT revised its prior FFO implementation guidance to indicate that impairment losses are not an adjustment when calculating FFO. The Company had an impairment loss in 2003 which is not treated as an adjustment to net income in the FFO calculation below.

     Prior to 2003, the Company reported FFO based upon NAREIT’s definition with certain modifications, including the elimination of straight-line rents and reporting stock appreciation rights on a cash basis. A schedule reconciling GAAP net income with FFO reported by the Company and FFO calculated pursuant to NAREIT’s definition for 1992 through 2002 is available through the “Supplemental SEC Information” link on the Company’s Web site at www.cousinsproperties.com.

     FFO is used by industry analysts and investors as a supplemental measure of an equity REIT’s operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. The use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. Company management evaluates the operating performance of its reportable segments and of its divisions based on FFO. Additionally, the Company uses FFO and FFO per share, along with other measures, to assess performance in connection with evaluating and granting incentive compensation to its officers and employees.

     In 2002, the Company incurred a $3,501,000 loss on early extinguishment of debt and treated it as an extraordinary item in accordance with GAAP. Extraordinary items are excluded when calculating FFO. As of January 1, 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, which no longer characterizes such costs as extraordinary and which requires prior periods to be restated. FFO for 2002 has accordingly been restated. Adoption of SFAS No. 145 had no effect on Net Income Available to Common Stockholders.

	($ in thousands, except
	per share amounts)
	Years Ended December 31,
	2003	2002	2001
Net Income Available to Common Stockholders	$238,803	$47,872	$70,815
Depreciation and amortization:
Consolidated, net of minority interest’s share	52,284	48,033	38,643
Discontinued operations	1,871	6,354	5,914
Share of unconsolidated joint ventures	21,299	18,549	16,453
Depreciation of furniture, fixtures and equipment and amortization of specifically identifiable intangible assets:
Consolidated	(2,511)	(2,148)	(2,166)
Share of unconsolidated joint ventures	(34)	(9)	(52)
Gain on sale of investment properties, net of applicable income tax provision and minority interest	(194,017)	(7,428)	(23,496)
Gain on sale of undepreciated investment properties	7,270	2,143	2,011

Funds From Operations Available to Common Stockholders	$124,965	$113,366	$108,122

Weighted Average Shares	48,313	49,252	49,205

Per Common Share – Basic:
Net Income	$4.94	$.97	$1.44

Funds From Operations	$2.59	$2.30	$2.20

Diluted Weighted Average Shares	49,415	49,937	50,280

Per Common Share – Diluted:
Net Income	$4.83	$.96	$1.41

Funds From Operations	$2.53	$2.27	$2.15

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED BALANCE SHEETS

($ in thousands, except share and per share amounts)

	December 31,
	2003	2002
ASSETS
PROPERTIES:
Operating properties, net of accumulated depreciation of $162,955 in 2003 and $155,100 in 2002	$686,788	$757,329
Land held for investment or future development	17,435	16,632
Projects under construction	152,042	171,135
Residential lots under development	22,496	20,100

Total Properties	878,761	965,196
CASH AND CASH EQUIVALENTS, at cost, which approximates market	13,061	6,655
RESTRICTED CASH	3,661	2,816
NOTES AND OTHER RECEIVABLES	19,847	50,607
INVESTMENT IN UNCONSOLIDATED JOINT VENTURES	185,221	185,516
OTHER ASSETS, including goodwill of $15,696 in 2003 and $15,612 in 2002	39,863	37,287

TOTAL ASSETS	$1,140,414	$1,248,077

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
NOTES PAYABLE	$497,981	$669,792
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	29,909	35,445
DEPOSITS AND DEFERRED INCOME	5,341	3,429

TOTAL LIABILITIES	533,231	708,666

MINORITY INTERESTS	19,346	26,959

DEFERRED GAIN	9,060	103,568

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)
STOCKHOLDERS’ INVESTMENT:
7.75% Series A cumulative redeemable preferred stock, $1 par value, $25 liquidation value; 20,000,000 shares authorized, 4,000,000 and 0 shares issued	100,000	—
Common stock, $1 par value; 150,000,000 shares authorized, 51,526,647 and 50,843,835 shares issued	51,527	50,844
Additional paid-in capital	298,542	288,172
Treasury stock at cost, 2,691,582 and 2,457,482 shares	(64,894)	(59,356)
Unearned compensation	(5,803)	(2,647)
Cumulative undistributed net income	199,405	131,871

TOTAL STOCKHOLDERS’ INVESTMENT	578,777	408,884

TOTAL LIABILITIES AND STOCKHOLDERS’ INVESTMENT	$1,140,414	$1,248,077

     See notes to consolidated financial statements.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share amounts)

	Years Ended December 31,
	2003	2002	2001
REVENUES:
Rental property revenues	$154,338	$139,393	$118,087
Development income	2,870	4,625	6,179
Management fees	8,519	9,313	7,966
Leasing and other fees	6,991	4,297	5,344
Residential lot and outparcel sales	12,945	9,126	6,682
Interest and other	3,940	4,393	6,061

	189,603	171,147	150,319

INCOME FROM UNCONSOLIDATED JOINT VENTURES	24,619	26,670	22,897

COSTS AND EXPENSES:
Rental property operating expenses	44,036	41,267	36,619
General and administrative expenses	29,606	27,699	26,734
Depreciation and amortization	52,284	48,033	38,738
Residential lot and outparcel cost of sales	10,022	7,309	5,910
Interest expense	30,699	35,249	26,138
Loss on debt extinguishment	—	3,501	—
Property taxes on undeveloped land	768	675	619
Other	3,545	3,942	3,417

	170,960	167,675	138,175

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	43,262	30,142	35,041
PROVISION (BENEFIT) FOR INCOME TAXES FROM OPERATIONS	2,596	1,526	(691)

INCOME FROM CONTINUING OPERATIONS BEFORE GAIN ON SALE OF INVESTMENT PROPERTIES	40,666	28,616	35,732
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF APPLICABLE INCOME TAX PROVISION	100,558	6,254	23,496

INCOME FROM CONTINUING OPERATIONS	141,224	34,870	59,228

DISCONTINUED OPERATIONS, NET OF APPLICABLE INCOME TAX PROVISION:
Income from discontinued operations	7,478	11,828	11,587
Gain on sale of investment properties, net of minority interest	93,459	1,174	—

	100,937	13,002	11,587

NET INCOME	242,161	47,872	70,815
PREFERRED DIVIDENDS PAID OR ACCUMULATED	3,358	—	—

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$238,803	$47,872	$70,815

BASIC NET INCOME PER COMMON SHARE:
Income from continuing operations	$2.85	$.71	$1.20
Discontinued operations	2.09	.26	.24

Basic net income available to common stockholders	$4.94	$.97	$1.44

DILUTED NET INCOME PER COMMON SHARE:
Income from continuing operations	$2.79	$.70	$1.18
Discontinued operations	2.04	.26	.23

Diluted net income available to common stockholders	$4.83	$.96	$1.41

CASH DIVIDENDS DECLARED PER COMMON SHARE	$3.55	$1.48	$1.39

WEIGHTED AVERAGE SHARES	48,313	49,252	49,205

DILUTED WEIGHTED AVERAGE SHARES	49,415	49,937	50,280

     See notes to consolidated financial statements.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

Years Ended December 31, 2003, 2002 and 2001
($ in thousands, except share amounts)

			Additional			Cumulative
	Preferred	Common	Paid-In	Treasury	Unearned	Undistributed
	Stock	Stock	Capital	Stock	Compensation	Net Income	Total
BALANCE, December 31, 2000	$—	$49,364	$259,659	$(4,990)	$(4,690)	$155,124	$454,467
Net income, 2001	—	—	—	—	—	70,815	70,815
Common stock issued pursuant to:
Exercise of options and director stock plan	—	162	2,374	—	—	—	2,536
Dividend reinvestment plan	—	578	13,299	—	—	—	13,877
Stock grant and related amortization, net of forfeitures	—	2	(93)	—	1,110	—	1,019
Income tax benefit from stock options	—	—	1,029	—	—	—	1,029
Common dividends paid	—	—	—	—	—	(68,595)	(68,595)
Purchase of treasury stock	—	—	—	(12,475)	—	—	(12,475)

BALANCE, December 31, 2001	—	50,106	276,268	(17,465)	(3,580)	157,344	462,673
Net income, 2002	—	—	—	—	—	47,872	47,872
Common stock issued pursuant to:
Exercise of options and director stock plan	—	750	10,562	—	—	—	11,312
Stock grant and related amortization, net of forfeitures	—	(12)	(330)	—	933	—	591
Income tax benefit from stock options	—	—	1,672	—	—	—	1,672
Common dividends paid	—	—	—	—	—	(73,345)	(73,345)
Purchase of treasury stock	—	—	—	(41,891)	—	—	(41,891)

BALANCE, December 31, 2002	—	50,844	288,172	(59,356)	(2,647)	131,871	408,884
Net income, 2003	—	—	—	—	—	242,161	242,161
Preferred stock issued pursuant to 4,000,000 share stock offering, net of expenses	100,000	—	(3,736)	—	—	—	96,264
Preferred dividends paid	—	—	—	—	—	(2,389)	(2,389)
Common stock issued pursuant to:
Exercise of options and director stock plan	—	558	9,292	—	—	—	9,850
Stock grant and related amortization, net of forfeitures	—	125	3,646	—	(3,156)	—	615
Income tax benefit from stock options	—	—	1,168	—	—	—	1,168
Common dividends paid	—	—	—	—	—	(172,238)	(172,238)
Purchase of treasury stock	—	—	—	(5,538)	—	—	(5,538)

BALANCE, December 31, 2003	$100,000	$51,527	$298,542	$(64,894)	$(5,803)	$199,405	$578,777

See notes to consolidated financial statements.

Cousins Properties Incorporated and Consolidated Entities

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Years Ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations before gain on sale of investment properties	$40,666	$28,616	$35,732
Adjustments to reconcile income from continuing operations before gain on sale of investment properties to net cash provided by operating activities:
Depreciation and amortization, net of minority interest’s share	52,284	48,033	38,643
Amortization of unearned compensation	615	591	1,019
Stock appreciation right expense (credit)	—	29	(276)
Cash charges to expense accrual for stock appreciation rights	—	(347)	(975)
Effect of recognizing rental revenues on a straight-line basis	(1,527)	(1,259)	(1,376)
Residential lot and outparcel cost of sales	9,148	5,715	4,445
Income tax benefit from stock options	1,168	1,672	1,029
Changes in other operating assets and liabilities:
Change in other receivables	4,867	(2,642)	1,990
Change in accounts payable and accrued liabilities	(6,317)	3,562	(6,188)

Net cash provided by operating activities of continuing operations	100,904	83,970	74,043

Net cash provided by operating activities of discontinued operations	8,747	17,304	16,497

CASH FLOWS FROM INVESTING ACTIVITIES:
Gain on sale of investment properties, net of applicable income tax provision	100,558	6,254	23,496
Gain on sale of investment properties included in discontinued operations	93,459	1,174	—
Gain attributable to minority partner	2,292	—	—
Adjustments to reconcile gains on sale of investment properties to net cash provided by sales activities:
Cost of sales	159,322	6,257	36,253
Deferred income recognized	(93,286)	(4,104)	(4,126)
Non-cash gain on disposition of leasehold interests	—	—	(236)
Property acquisition and development expenditures	(109,758)	(88,127)	(140,346)
Distributions in excess of income from unconsolidated joint ventures	33,869	9,366	22,081
Investment in unconsolidated joint ventures, including interest capitalized to equity investments	(33,574)	(9,485)	(44,030)
Investment in notes receivable	(3,767)	(1,308)	(1,308)
Collection of notes receivable	28,038	5	2,916
Change in other assets, net	(1,531)	(2,984)	(9,787)
Change in restricted cash	(845)	(2,012)	(804)
Net cash paid in acquisition of a business	—	—	(2,126)

Net cash provided by (used in) investing activities	174,777	(84,964)	(118,017)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of credit facility	(265,448)	(246,362)	(318,510)
Proceeds from credit facility	106,291	251,703	298,030
Preferred stock sold, net of expenses	96,264	—	—
Common stock sold, net of expenses	9,850	11,312	16,413
Common stock repurchases	(5,538)	(41,891)	(12,475)
Common dividends paid	(172,238)	(73,345)	(68,595)
Preferred dividends paid	(2,389)	—	—
Proceeds from other notes payable	307	152,843	126,500
Repayment of other notes payable	(35,372)	(73,667)	(5,830)
Distribution to minority partner	(9,749)	—	—

Net cash (used in) provided by financing activities	(278,022)	(19,407)	35,533

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,406	(3,097)	8,056
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,655	9,752	1,696

CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,061	$6,655	$9,752

See notes to consolidated financial statements.

Cousins Properties Incorporated and Consolidated Entities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

1. SIGNIFICANT ACCOUNTING POLICIES

     Consolidation and Presentation:

     The Consolidated Financial Statements include the accounts of Cousins Properties Incorporated (“Cousins”), its majority-owned partnerships and wholly-owned subsidiary, Cousins Real Estate Corporation (“CREC”) and its subsidiaries. Information regarding CREC is included in Note 2. All of the entities included in the Consolidated Financial Statements are hereinafter referred to collectively as the “Company.” The Company’s investments in its non-majority-owned and/or non-controlled joint ventures are recorded using the equity method of accounting. Information regarding the non-majority-owned and/or non-controlled joint ventures is included in Note 5.

     Income Taxes:

     Since 1987, Cousins has elected to be taxed as a real estate investment trust (“REIT”). As a REIT, Cousins generally is not subject to corporate federal income taxes to the extent that it distributes 100% of its taxable income (excluding the consolidated taxable income of CREC and its wholly-owned subsidiaries) to stockholders, which is Cousins’ current intention. The Company computes taxable income on a basis different from that used for financial reporting purposes (see Note 7). CREC and its wholly-owned subsidiaries file a consolidated federal income tax return.

     Depreciation and Amortization:

     Real estate assets are stated at depreciated cost. Buildings which are constructed are depreciated over 30 years. Buildings that were acquired are depreciated over 15, 25 or 30 years. See the long-lived assets and cost capitalization section for a further discussion of depreciation related to properties acquired after June 2001. Furniture, fixtures and equipment are depreciated over three to five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the life of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The straight-line method is used for all depreciation and amortization.

     Long-Lived Assets and Cost Capitalization:

     Long-lived assets include property, goodwill and other assets which are held and used by an entity. The Company evaluates the carrying value of its long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The carrying value of long-lived assets, other than goodwill, is reviewed by management if any indicators of impairment exist, and impairment losses, if any, are recognized when the expected undiscounted future operating cash flows derived from such assets are less than their carrying value. In such cases, the carrying value of the long-lived asset is reduced to its fair value net of selling costs. Management believes no such impairments have occurred within its consolidated entities during any of the periods presented. Additionally, an impairment loss is recognized if the fair value of a property held for sale net of selling costs, as defined in SFAS No. 144, is less than carrying value. The Company ceases depreciation of a property when it is categorized as held for sale. The accounting for long-lived assets is the same at the Company’s unconsolidated joint ventures, two of which recorded impairments in 2003 for held for sale properties.

     On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that no amortization is recognized for goodwill or other intangible assets that have indefinite useful lives. Instead, these assets are tested annually for impairment. The initial test upon adoption of SFAS No. 142, and the 2003 and 2002 annual tests for impairment of goodwill and other intangibles did not result in any impairment. Amortization expense recorded related to this goodwill was approximately $654,000 for the year ended December 31, 2001. Had amortization expense not been recorded in 2001, diluted net income per common share would have been $1.42 for the year ended December 31, 2001.

     SFAS No. 141, “Accounting for Business Combinations,” requires that the purchase price of properties acquired after June 2001 be allocated to land, building, tenant improvements and identified intangible assets. Intangible assets can consist of above or below market leases, customer relationships or the value of in-place leases. Assets acquired, other than intangibles, are depreciated using the methodology detailed in the Depreciation and Amortization section. Above or below market leases are amortized into rental revenues over the individual remaining lease terms. In-place leases are amortized over the term of the lease. The Company has approximately $1,572,000 of above market leases and $673,000 of in-place leases included in Operating Properties in the accompanying 2003 Consolidated Balance Sheet related to a property acquisition in December 2003 (see Notes 5 and 9).

     Costs related to planning, developing, leasing and constructing a property are capitalized to the basis of the property. Interest, real estate taxes and operating expenses of properties are also capitalized based on the percentage of the project available for occupancy from the date a project receives its certificate of occupancy and for up to one year thereafter. Interest is capitalized to investments accounted for under the equity method when the investee has property under development with a carrying value in excess of the investee’s borrowings.

Deferred leasing and other capitalized costs associated with a particular property are classified with Properties in the Consolidated Balance Sheets.

     Fee Income:

     Development, construction and leasing fees received from unconsolidated joint ventures and related salaries and other direct costs incurred by the Company are recognized as income and expense based on the percentage of the joint venture which the Company does not own. Correspondingly, the Company adjusts Investment in Unconsolidated Joint Ventures when fees are paid to the Company by a joint venture in which the Company has an ownership interest. Development, construction and leasing fees and related costs are therefore recorded in Investment in Unconsolidated Joint Ventures based on the percentage of the unconsolidated joint venture which the Company owns.

     Management fees received from unconsolidated joint ventures are recognized as earned. The Company expenses salaries and other direct costs related to these management fees.

     Development, construction, and leasing fees between consolidated entities are eliminated in consolidation. These fees totaled $4,017,000, $4,004,000 and $2,614,000 in 2003, 2002 and 2001, respectively. Management fees received from consolidated entities are eliminated in consolidation, and related salaries and other direct costs are reflected in Rental Property Operating Expenses.

     Rental Property Revenues:

     In accordance with SFAS No. 13, “Accounting for Leases,” income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) and/or periods of free rent is recognized on a straight-line basis. The Company also recognizes revenues for recoveries from tenants of operating expenses the Company paid on the tenant’s behalf. These operating expenses include items such as real estate taxes, insurance and other property operating costs.

     The Company makes valuation adjustments to all tenant-related revenue based upon the tenant’s credit and business risk. The Company generally suspends the accrual of income on specific tenants where rental payments or reimbursements are delinquent 90 days or more.

     Stock-Based Employee Compensation:

     The Company has several types of stock-based employee compensation which are described fully in Note 6. The Company has elected to account for its plans under Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees,” which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was reflected in net income for stock options granted under the plans, as all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense was reflected in net income for stock-based compensation of the Company other than stock options.

     For purposes of the pro forma disclosures required by SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the Company has computed the value of all stock options granted during 2003, 2002 and 2001 using the Black-Scholes option pricing model with the following weighted average assumptions and results:

	2003	2002	2001
Assumptions
Risk-free interest rate	4.10%	4.51%	4.70%
Assumed dividend yield	5.49%	6.12%	5.97%
Assumed lives of option awards	8 years	8 years	8 years
Assumed volatility	0.187	0.192	0.197
Results
Weighted average fair value of options granted	$2.87	$2.33	$2.62

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. In the opinion of the Company’s management, because the Company’s stock-based compensation awards have characteristics significantly different from traded options and because changes in the subjective assumptions can materially affect the fair value estimate, the results obtained from the valuation model do not necessarily provide a reliable single measure of the value of its stock-based compensation awards.

     If the Company had accounted for its stock-based compensation awards in 2003, 2002 and 2001 in accordance with SFAS No. 123, pro forma results would have been as follows ($ in thousands, except per share amounts):

	2003	2002	2001
Net income available to common stockholders, as reported	$238,803	$47,872	$70,815
Deduct: Compensation expense for stock option awards determined under the fair value method, net of related tax effects	(2,252)	(2,433)	(2,338)

Pro forma net income available to common stockholders	$236,551	$45,439	$68,477

Net income per common share:
Basic – as reported	$4.94	$.97	$1.44

Basic – pro forma	$4.90	$.92	$1.39

Diluted – as reported	$4.83	$.96	$1.41

Diluted – pro forma	$4.79	$.91	$1.36

     Earnings Per Share (“EPS”):

     Basic EPS is calculated as net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated as net income available to common stockholders divided by the diluted weighted average number of common shares outstanding during the period. Diluted weighted average number of common shares is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common stock outstanding. The income amounts used in the Company’s EPS calculations are reduced for the effect of preferred dividends and are the same for both basic and diluted EPS.

     Share data is as follows (in thousands):

	2003	2002	2001
Weighted average shares	48,313	49,252	49,205
Dilutive potential common shares	1,102	685	1,075

Diluted weighted average shares	49,415	49,937	50,280

Anti-dilutive options not included	1,364	976	957

     Cash and Cash Equivalents and Restricted Cash:

     Cash and cash equivalents include cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds, and securities on which the interest or dividend rate is adjusted to a market rate at least every three months. Restricted cash primarily represents amounts restricted under debt agreements for future capital expenditures.

     Recent Accounting Pronouncements:

     In April 2002, SFAS No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections,” was issued. SFAS No. 145, among other things, eliminates the requirement that all gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item. However, a gain or loss arising from such an event or transaction would continue to be classified as an extraordinary item if the event or transaction is both unusual in nature and infrequent in occurrence per the criteria in APB No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” As part of the transition guidance, although net income would not be affected, gains and losses from debt extinguishment in prior periods that do not meet the criteria in APB No. 30 cannot be treated as extraordinary items for all periods presented. At January 1, 2003, upon adoption of SFAS No. 145, the Company reclassified the extraordinary loss recognized in the first quarter of 2002 to Loss on Debt Extinguishment (included in recurring operations) in the accompanying 2002 Consolidated Statement of Income. This loss on debt extinguishment is related to the Company’s $150 million mortgage note payable for CSC Associates, L.P. obtained in February 2002 in connection with the refinancing of Bank of America Plaza (see Note 4).

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” The interpretation addresses consolidation by business enterprises of variable interest entities (“VIEs”). FIN 46 was revised in December 2003 (“FIN 46R”) and applied as of December 31, 2003 to all VIEs created or entered into after January 31, 2003. The adoption of FIN 46 has been postponed for VIEs that were in existence prior to January 31, 2003 until the end of the first interim or annual period ending after March 15, 2004. The Company analyzed all entities formed since February 1, 2003 to determine if any qualified as VIEs under FIN 46. The Company determined that an entity owned by a joint venture in which the Company has a 50% ownership interest is a VIE. The joint venture previously consolidated this entity, and there is no effect on the Company’s financial condition or results of operations as a result of this entity being a VIE. Additionally, the Company formed Gipson/Cousins Holdings, LLC (“Gipson”) in October 2003, which is a VIE. The purpose of this entity is to develop retail shopping centers. The Company has not invested a significant amount in this entity as of December 31, 2003. The Company has concluded that it is the primary beneficiary of Gipson and therefore consolidated its operations. Additionally, the Company has a relationship with an entity developing a retail center in which the Company has no equity invested and will receive a portion of the profits, in addition to recognizing a development fee. This entity is a VIE; however, the Company is not the primary beneficiary and does not consolidate this entity.

     The Company is in the process of analyzing all entities created prior to January 31, 2003. The Company has preliminarily concluded that four of its entities in existence prior to January 31, 2003 are VIEs under FIN 46R. The Company is the primary beneficiary in three of these entities, all of which were previously consolidated by the Company. The entities are Cousins/Daniel, LLC, Cousins/Myers Second Street Partners, L.L.C. and Cousins/Myers II, LLC, all of which own operating office buildings. The Company is not the primary beneficiary in the fourth VIE, Charlotte Gateway Village, LLC. See Note 5 for details of this entity. The Company will continue its FIN 46 review and adopt this statement on March 31, 2004.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement requires an issuer to classify certain instruments as liabilities (or assets in some circumstances) and is effective May 31, 2003 for all financial instruments entered into or modified after May 31, 2003, and on July 1, 2003 for financial instruments which existed prior to May 31, 2003. The application of SFAS No. 150 to mandatorily redeemable non-controlling interests in finite life entities that are consolidated by the Company was indefinitely deferred. Other than mandatorily redeemable non-controlling interests in finite life entities, the Company does not have any financial instruments as defined in SFAS No. 150, and the adoption of SFAS No. 150 did not have a material impact on the Company’s financial condition or results of operations.

     Use of Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

     Reclassifications:

     Certain 2002 and 2001 amounts have been reclassified to conform with the 2003 presentation.

2. CREC AND CREC II

     CREC develops and owns interests in certain real estate projects and provides development, management and leasing services to the Company and to other owners. Cousins provides all the operating capital for CREC and has approval rights over services CREC performs. Prior to December 30, 2003, Cousins owned 100% of CREC’s $5,025,000 par value 8% cumulative preferred stock and 100% of CREC’s non-voting common stock, which was entitled to 95% of any dividends of CREC after preferred dividend requirements. T. G. Cousins, Chairman of the Board of Cousins and an officer and director of CREC, owned 100% of the voting common stock of CREC, which he purchased for $100 and which voting common stock was entitled to 5% of any dividends of CREC after preferred dividend requirements. CREC is included in the Company’s Consolidated Financial Statements, but is taxed as a regular corporation. CREC has paid no common dividends to date, and for financial reporting purposes, none of CREC’s income was attributable to Mr. Cousins’ minority interest because the face amount of CREC’s preferred stock plus accumulated dividends thereon exceeded CREC’s equity.

     CREC II owned the Company’s investment in Cousins Properties Services LP (see Note 5). Cousins provided all of the operating capital for CREC II and had approval rights over services CREC II performed. Prior to December 30, 2003, Cousins owned 100% of CREC II’s $835,000 par value, 10% cumulative preferred stock and 100% of CREC II’s non-voting common stock, which was entitled to 95% of any dividends of CREC II after preferred dividend requirements. Mr. Cousins, who was also an officer and director of CREC II, owned 100% of the voting common stock of CREC II, which he purchased for $64,000 and which voting common stock was entitled to 5% of any dividends of CREC II after preferred dividend requirements. CREC II was included in the Company’s Consolidated Financial Statements, but was taxed as a regular corporation. CREC II paid no common dividends to date. Minority interest was recognized for Mr. Cousins’ ownership.

     On December 30, 2003, the Company purchased Mr. Cousins’ interests in both CREC and CREC II at book value. At that point, preferred stock was converted to common stock and any unpaid, accumulated preferred dividends were contributed as additional capital. CREC II was merged with and into CREC effective December 31, 2003. CREC is accounted for as a wholly-owned subsidiary of the Company. CREC and CREC II were both previously consolidated for all periods presented with the Company, and the change in ownership structure did not and will not have a significant effect on the financial condition or results of operations of the Company.

3. NOTES AND OTHER RECEIVABLES

     At December 31, 2003 and 2002, notes and other receivables included the following ($in thousands):

	2003	2002
650 Massachusetts Avenue mortgage note	$—	$26,309
Miscellaneous notes	2,050	12
Cumulative rental revenue recognized on a straight- line basis in excess of revenue accrued in accordance with lease terms (see Note 1)	7,808	10,022
Other receivables, net (see Note 1)	9,989	14,264

Total Notes and Other Receivables	$19,847	$50,607

     650 Massachusetts Avenue Mortgage Notes – On March 10, 1994, the Company purchased from the Resolution Trust Corporation (“RTC”) two notes aggregating $37 million (a $32 million and a $5 million note) at a total cost of approximately $28 million. The two notes, which resulted from the RTC’s restructuring in December 1993 of a $53 million note, were secured by a first deed of trust on an office building containing approximately 250,000 rentable square feet located at 650 Massachusetts Avenue, NW, in Washington, D.C. The notes required minimum monthly payments totaling $2,818,000 annually, which were supported by a U.S. government agency lease. For financial reporting purposes, the discounted notes were treated as non-amortizing notes to the extent of the minimum required payments, with the minimum required payments treated as interest income. Amounts in excess of the minimum required payments were treated as a reduction of principal. It became probable in the third quarter 2000 that the Company’s $5 million note would be repaid in full, which occurred in the second quarter 2001. At that point, the carrying value of the $32 million note was $23 million. The Company estimated that approximately $27.6 million would be paid at maturity, which was December 31, 2003. As a result, beginning in the third quarter of 2000 and continuing until the note was paid off, the Company amortized into interest income the difference of approximately $4.6 million between the Company’s carrying value and the amount due under the note, or $327,000 per quarter. The note was paid off prior to its maturity in August 2003, at which time the principal outstanding was approximately $27.9 million. Additional interest income was recognized to record the note receivable at its payoff amount.

     Fair Value – The estimated fair value of the Company’s $2.1 million and $26.3 million of notes receivable was $2.1 million and $27.2 million, respectively, calculated by discounting future cash flows from the notes receivable at estimated rates at which similar loans would have been made at December 31, 2003 and 2002.

4. NOTES PAYABLE, COMMITMENTS AND CONTINGENT LIABILITIES

     The following table summarizes the terms of the debt outstanding at December 31, 2003 and 2002 ($in thousands):

		Term/ Amortization		Balance at December 31,
		Period	Final
Description	Rate	(Years)	Maturity	2003	2002
Credit facility (a maximum of $275,000), unsecured	Floating based
	on LIBOR	3/N/A	8/31/04	$—	$159,157
Note secured by Company’s interest in CSC Associates, L.P.	6.958%	10/20	3/01/12	146,155	148,283
101 Second Street mortgage note	8.33%	10/30	4/19/10	87,182	88,055
333 John Carlyle/1900 Duke Street mortgage note	7.00%	10/25	11/01/11	47,922	48,459
101 Independence Center mortgage note	8.22%	11/25	12/01/07	43,912	44,928
The Avenue East Cobb mortgage note	8.39%	10/30	8/01/10	37,889	38,255
333/555 North Point Center East mortgage note	7.00%	10/30	11/01/11	31,424	31,960
Meridian Mark Plaza mortgage note	8.27%	10/28	9/01/10	24,635	24,926
100/200 North Point Center East mortgage note	7.86%	10/25	8/01/07	22,365	—
Note payable, unsecured (formerly Perimeter Expo mortgage note)	8.04%	10/30	8/15/05	19,471	—
600 University Park Place mortgage note	7.38%	10/30	8/10/11	13,676	13,822
Lakeshore Park Plaza mortgage note	6.78%	10/30	11/01/08	9,861	10,088
Northside/Alpharetta I mortgage note	7.70%	8/28	1/01/06	9,709	9,903
Presidential MarketCenter mortgage note	7.65%	10/30	5/02/11	—	27,667
Perimeter Expo mortgage note	8.04%	10/30	8/15/05	—	19,792
Other miscellaneous notes	Various	Various	Various	3,780	4,497

				$497,981	$669,792

     In 2003, the Company purchased 100 and 200 North Point Center East from CP Venture Two LLC (see Note 5) and assumed the approximately $22.4 million 7.86% mortgage note payable, which matures August 1, 2007. The Presidential MarketCenter mortgage note payable was assumed by the purchaser when the property was sold in August 2003. The Perimeter Expo mortgage note payable was recollateralized to an unsecured corporate note payable upon sale of the property in September 2003.

     In 1996, CSC Associates, L.P. (“CSC”), an entity in which the Company owns a 50% equity interest, issued $80 million of 6.377% collateralized non-recourse mortgage notes (the “Prior Notes”) secured by CSC’s interest in the Bank of America Plaza building and related leases and agreements. CSC loaned the $80 million proceeds of the Prior Notes to the Company under a non-recourse loan (the “Prior Cousins Loan”) secured by the Company’s interest in CSC under the same payment terms as those of the Prior Notes. The Company paid all costs of issuing the Prior Notes and the Prior Cousins Loan.

     In 2002, CSC refinanced the Prior Notes, completing a $150 million non-recourse mortgage note payable (the “New Loan”) with an interest rate of 6.958% and a maturity of March 1, 2012. The New Loan is secured by CSC’s interest in the Bank of America Plaza building and related leases and agreements. CSC loaned the $150 million of proceeds to the Company under a non-recourse loan (the “New Cousins Loan”) secured by the Company’s interest in CSC under the same payment terms as those of the New Loan. The Company paid all costs of issuing the New Loan and the New Cousins Loan, including a $750,000 fee to an affiliate of Bank of America Corporation. In connection with the prepayment in full of the Prior Notes, the Company paid a prepayment premium. This prepayment premium, along with the unamortized balance of closing costs paid by the Company related to the Prior Notes, were expensed as a Loss on Debt Extinguishment in the accompanying 2002 Consolidated Statement of Income.

     Because CSC loaned the proceeds of the Prior Notes and the New Loan to the Company, the Prior Notes and the New Loan and their related interest expense and maturities are disclosed as obligations of the Company and are not included in the unconsolidated joint venture balances disclosed in Note 5. (The related note receivable and interest income are also not included in Note 5).

     The Company has a credit facility with Bank of America, Wachovia and certain other banks for $275 million, which expires August 31, 2004, and upon which no amounts were drawn at December 31, 2003. The credit facility is unsecured and bears interest at a rate equal to the London Interbank Offering Rate (“LIBOR”) plus a spread which is based on the ratio of total debt to total assets, as defined by the credit facility, according to the following table:

Applicable
Leverage Ratio	Spread
≤ to 35%	1.05%
>35.00% but ≤ 45%	1.15%
>45.00% but ≤ 50%	1.25%
>50.00% but ≤ 55%	1.45%
>55%	1.70%

     At December 31, 2003, the Company had outstanding letters of credit totaling approximately $9.6 million, performance bonds totaling approximately $3.2 million and assets with carrying values of $412.6 million were pledged as security on the debt of the Company. Approximately $20.7 million of the Company’s debt outstanding at December 31, 2003 is recourse to the Company. The majority of the Company’s debt is fixed rate long-term mortgage debt which is non-recourse to the Company. As of December 31, 2003, the weighted average maturity of the Company’s debt was 7 years.

     The aggregate maturities of the indebtedness of the Company at December 31, 2003 detailed above are as follows ($ in thousands):

2004	$10,133
2005	27,915
2006	17,827
2007	68,623
2008	16,069
Thereafter	357,414
$497,981

     For each of the years ended December 31, 2003, 2002 and 2001, interest was recorded as follows ($ in thousands):

	Expensed	Capitalized	Total
2003
Continuing Operations	$30,699	$9,684	$40,383
Discontinued Operations	1,336	—	1,336

	$32,035	$9,684	$41,719

2002
Continuing Operations	$35,249	$5,934	$41,183
Discontinued Operations	2,174	—	2,174

	$37,423	$5,934	$43,357

2001
Continuing Operations	$26,138	$9,712	$35,850
Discontinued Operations	1,472	—	1,472

	$27,610	$9,712	$37,322

     The Company has future lease commitments under land leases aggregating approximately $34.4 million over an average remaining term of 60 years. As of December 31, 2003, outstanding commitments for the construction and design of real estate projects, including an estimate for unfunded tenant improvements, totaled approximately $105.6 million. At December 31, 2003 and 2002, the estimated fair value of the Company’s notes payable was approximately $556.8 million and $707.9 million, respectively.

5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests ($ in thousands). Audited financial statements for CSC Associates, L.P. are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

							Company’s
	Total Assets		Total Debt		Total Equity		Investment
	2003	2002	2003	2002	2003	2002	2003	2002
SUMMARY OF FINANCIAL POSITION:
Wildwood Associates	$222,712	$227,201	$202,618	$210,103	$11,762	$8,266	$(35,911)	$(37,565)
Charlotte Gateway Village, LLC	196,713	203,648	173,176	181,531	23,125	20,861	10,621	10,655
CSC Associates, L.P.	159,593	168,493	—	—	156,290	163,870	80,242	84,133
Cousins LORET Venture, L.L.C.	106,986	113,129	95,041	96,279	9,473	13,629	4,457	6,599
285 Venture, LLC	50,613	58,929	—	—	49,298	57,716	26,941	31,031
CPI/FSP I, L.P.	50,323	50,971	—	—	48,534	48,925	24,995	25,277
Crawford Long — CPI, LLC	50,841	49,600	54,661	—	(5,168)	47,894	(1,145)	25,434
Ten Peachtree Place Associates	33,429	27,586	11,015	13,212	21,636	11,665	9,248	4,262
Temco Associates	37,801	24,405	6,322	—	31,306	24,241	16,200	12,678
CL Realty, L.L.C.	53,773	700	—	—	53,522	700	27,509	350
Pine Mountain Builders, LLC	2,688	—	1,142	—	605	—	613	—
CC-JM II Associates	22,244	23,133	18,076	19,243	3,610	3,364	2,336	2,204
Brad Cous Golf Venture, Ltd.	11,140	11,789	—	—	11,092	11,541	5,543	5,767
CP Venture LLC entities	187,125	228,225	25,733	49,285	159,171	177,579	12,616	14,734
Other	—	—	—	—	—	—	956	(43)

	$1,185,981	$1,187,809	$587,784	$569,653	$574,256	$590,251	$185,221	$185,516

							Company’s Share
	Total Revenues			Net Income (Loss)			of Net Income (Loss)
	2003	2002	2001	2003	2002	2001	2003	2002	2001
SUMMARY OF OPERATIONS:
Wildwood Associates	$54,376	$55,755	$53,631	$10,196	$12,720	$10,917	$4,820	$6,360	$5,223
Charlotte Gateway Village, LLC	29,903	29,377	16,029	3,473	3,167	(232)	1,176	1,184	620
CSC Associates, L.P.	43,697	42,489	39,948	23,960	23,083	21,574	11,905	11,466	10,711
Cousins LORET Venture, L.L.C.	20,499	21,226	21,604	(306)	(1,376)	(107)	(153)	(729)	(54)
285 Venture, LLC	9,660	11,490	11,217	(1,339)	5,774	5,312	(845)	2,725	2,596
CPI/FSP I, L.P.	9,107	8,670	2,198	4,910	4,412	775	2,368	2,119	352
Crawford Long — CPI, LLC	7,882	5,336	—	858	1,924	—	376	927	—
Ten Peachtree Place Associates	5,464	1,172	4,324	1,063	(1,708)	737	531	(854)	169
Temco Associates	18,271	14,428	12,378	7,065	3,850	3,815	3,139	1,949	1,720
CL Realty, L.L.C.	7,962	—	—	1,315	—	—	606	—	—
CC-JM II Associates	5,197	4,722	4,509	1,236	1,158	952	628	546	464
Brad Cous Golf Venture, Ltd.	1,256	1,142	1,011	181	(137)	(134)	90	(68)	(67)
CP Venture LLC entities	30,874	32,681	34,048	(193)	9,099	8,792	(22)	1,046	1,010
Other	—	—	1,400	—	(1)	203	—	(1)	153

	$244,148	$228,488	$202,297	$52,419	$61,965	$52,604	$24,619	$26,670	$22,897

				Company’s Share Of
	Cash Flows From			Cash Flows From
	Operating Activities			Operating Activities			Cash Distributions
	2003	2002	2001	2003	2002	2001	2003	2002	2001
SUMMARY OF OPERATING CASH FLOWS:
Wildwood Associates	$18,278	$22,132	$19,712	$9,139	$11,066	$9,856	$3,372	$8,564	$1,500
Charlotte Gateway Village, LLC	8,944	9,710	1,240	4,472	4,855	620	1,210	1,408	19,053
CSC Associates, L.P.	32,016	33,759	30,482	15,934	16,880	15,241	15,786	14,075	14,860
Cousins LORET Venture, L.L.C.	5,994	4,939	7,584	2,997	2,470	3,792	1,935	2,575	2,950
285 Venture, LLC	7,180	6,797	5,738	3,590	3,399	2,869	3,245	3,296	2,918
CPI/FSP I, L.P.	6,599	6,356	1,514	3,300	3,178	757	2,650	2,700	846
Crawford Long — CPI, LLC	2,718	2,776	—	1,359	1,388	—	27,235	1,000	—
Ten Peachtree Place Associates	1,198	(978)	1,836	599	(489)	278	150	—	183
Temco Associates	7,678	3,898	3,440	3,839	1,949	1,720	—	—	—
CL Realty, L.L.C.	7,995	—	—	3,998	—	—	—	—	—
CC-JM II Associates	2,337	2,152	1,988	1,169	1,076	994	495	339	595
Brad Cous Golf Venture, Ltd.	505	696	558	253	348	279	315	—	—
CP Venture LLC entities	19,860	19,808	20,878	2,284	2,278	2,401	2,095	2,079	1,998
Other	—	—	204	—	—	153	—	—	75

	$121,302	$112,045	$95,174	$53,007	$48,397	$38,960	$58,488	$36,036	$44,978

     Wildwood Associates – Wildwood Associates was formed in 1985 between the Company and IBM, each as 50% partners. The partnership owns six office buildings totaling 2.1 million rentable square feet, other income-producing commercial properties and additional developable land in Wildwood Office Park (“Wildwood”) in Atlanta, Georgia. Wildwood is an office park containing a total of approximately 285 acres, of which approximately 87 acres are owned by Wildwood Associates and an estimated 16 acres are committed to be contributed to Wildwood Associates by the Company; the Company owns the balance of the developable acreage in the office park. The estimated 16 acres of land which are committed to be contributed to Wildwood Associates by the Company are included in Wildwood Associates’ financial statements under the caption “Land Committed to be Contributed” and are not included in “Land Held for Investment or Future Development” in the Company’s financial statements. All costs associated with the land are borne by Wildwood Associates.

     Through December 31, 2003, IBM had contributed $46.6 million in cash plus properties having an agreed-upon value of $16.3 million for its one-half interest in Wildwood Associates. The Company has contributed $84,000 in cash plus properties having an agreed-upon value of $54.5 million for its one-half interest in the partnership and is obligated to contribute the aforesaid estimated 16 acres of additional land with an agreed-upon value of $8.3 million. The Company and IBM each lease office space from the partnership at rates comparable to those charged to third parties.

     The Company’s investment as recorded in the Consolidated Balance Sheets, which was a negative investment of $35.9 million at December 31, 2003 due to partnership distributions in excess of contributions, is based upon the Company’s historical cost of the properties at the time they were contributed or committed to be contributed to the partnership, whereas its investment as recorded on Wildwood Associates’ books ($5.9 million at December 31, 2003) is based upon the agreed-upon values at the time the partnership was formed.

     Charlotte Gateway Village, LLC (“Gateway”) – On December 14, 1998, the Company and a wholly-owned subsidiary of Bank of America Corporation formed Gateway for the purpose of developing and owning Gateway Village, a 1.1 million rentable square foot office building complex in downtown Charlotte, North Carolina. The project, which is 100% leased to Bank of America Corporation with a term of 15 years, became partially operational for financial reporting purposes in November 2000. Gateway’s net income or loss and cash distributions are allocated to the members as follows: first to the Company so that it receives a cumulative compounded return equal to 11.46% on its capital contributions, second to a wholly-owned subsidiary of Bank of America Corporation until it has received an amount equal to the aggregate amount distributed to the Company and then 50% to each member.

     CSC Associates, L.P. (“CSC”) – CSC was formed in 1989 between the Company and a wholly-owned subsidiary of Bank of America Corporation, each as 50% partners. CSC owns the 1.3 million rentable square foot Bank of America Plaza in midtown Atlanta, Georgia.

     CSC’s net income or loss and cash distributions are allocated to the partners based on their percentage interests. See Note 4 for a discussion of the presentation of certain CSC assets, liabilities, revenues and expenses.

     Cousins LORET Venture, L.L.C. (“Cousins LORET”) – Effective July 31, 1997, Cousins LORET was formed between the Company and LORET Holdings, L.L.C. (“LORET”), each as 50% members. Income allocations and cash distributions are made to the partners based on their percentage interests. LORET contributed Two Live Oak Center, a 279,000 rentable square foot office building located in Atlanta, Georgia, which was renovated in 1997. LORET also contributed an adjacent four-acre site on which construction of The Pinnacle, a 426,000 rentable square foot office building, was completed in November 1998. The Company contributed $25 million of cash to Cousins LORET to match the value of LORET’s agreed-upon equity.

     285 Venture, LLC – In March 1999, the Company and a commingled trust fund advised by J.P. Morgan Investment Management Inc. (the “J.P. Morgan Fund”) formed 285 Venture, LLC, each as 50% partners, for the purpose of developing and owning 1155 Perimeter Center West, an approximately 362,000 rentable square foot office building complex in Atlanta, Georgia. Income allocations and cash distributions are made to the partners based on their percentage interests. The J.P. Morgan Fund contributed the approximately six-acre site upon which 1155 Perimeter Center West was developed. The land had an agreed-upon value of approximately $5.4 million, which the Company matched with a cash contribution. The 99% tenant of 285 Venture, LLC has declared bankruptcy. The lease was amended in January 2004 to reduce the term, the rental rate and the square footage leased.

     CPI/FSP I, L.P. – In May 2000, CPI/FSP I, L.P. was formed. 50% of the venture is owned by the Company through a general partner, Cousins Austin GP, Inc. (1%), and a limited partner, Cousins Austin, Inc. (49%). The remaining 50% is owned by a general partner, Fifth Street Properties — Austin, LLC (1%), and a limited partner, Fifth Street Properties — Austin Investor, LLC (49%), which are both owned by CommonWealth Pacific LLC and CalPERS. Income allocations and cash distributions are made to the partners based on their percentage interests. CPI/FSP I, L.P. developed Austin Research Park – Buildings III and IV, two approximately 174,000 and 184,000 rentable square foot office buildings, respectively, in Austin, Texas, which became partially operational for financial reporting purposes in June 2001 and September 2001, respectively. Additionally, the venture owns an adjacent pad for future development of an approximately 175,000 rentable square foot office building.

     Crawford Long — CPI, LLC – In October 1999, the Company formed Crawford Long — CPI, LLC with Emory University, each as 50% partners, for the purpose of developing and owning the Emory Crawford Long Medical Office Tower, an approximately 358,000 rentable square foot medical office building located in midtown Atlanta, Georgia, which became partially operational for financial reporting purposes in February 2002. Income allocations and cash distributions are made to the partners based on their percentage interests. In May 2003, Crawford Long — CPI, LLC obtained a $55 million mortgage note payable, with a maturity of June 1, 2013 and an interest rate of 5.9%.

     Ten Peachtree Place Associates (“TPPA”) – TPPA is a general partnership between the Company (50%) and a wholly-owned subsidiary of The Coca-Cola Company (“Coca-Cola”) (50%). The venture owns Ten Peachtree Place, a 260,000 rentable square foot building located in midtown Atlanta, Georgia. The building was 100% leased to Coca-Cola through November 30, 2001. The building has since been re-leased to unrelated third parties. Additionally, the venture owns an adjacent pad currently used for parking upon which an office building or an apartment, townhouse or condominium complex could be developed.

     The TPPA partnership agreement generally provided that each partner is entitled to receive 50% of cash flows from operating activities, net of note principal amortization, through the term of the Coca-Cola lease. After the Coca-Cola lease expired, in accordance with the partnership agreement, each partner must contribute on a 50% basis capital contributions needed for tenant improvements and leasing commissions related to the re-leasing of the building, as well as to fund any operating deficits. The cash flows from operating activities, net of note principal amortization, will be used first to repay these capital contributions plus 8% interest to each partner on a 50% basis. Cash flows will be allocated on a 50% basis until July 1, 2011. After July 1, 2011, the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received a combined distribution of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.

     Temco Associates – Temco Associates was formed in 1991 as a partnership between CREC (50%) and a subsidiary of Temple-Inland Inc. (50%). Income allocations and cash distributions are made to the partners based on their percentage interests. Temco Associates has an option through March 2006, with no carrying costs, to acquire the fee simple interest in approximately 7,100 acres in Paulding County, Georgia (northwest of Atlanta, Georgia). The partnership also has an option to acquire interests in a timber rights only lease covering approximately 22,000 acres. This option also expires in March 2006, with the underlying lease expiring in 2025. The options may be exercised in whole or in part over the option period, and the option price of the fee simple land was $1,173 per acre at January 1, 2004, escalating at 6% on January 1 of each succeeding year during the term of the option.

     Temco Associates is developing two single-family residential communities in Georgia with 2,744 total projected lots. The partnership also has a 75% interest in a joint venture which is developing a third single-family residential community in Georgia with 1,386 total projected lots. During 2003, 2002 and 2001, 356, 289 and 233 lots, respectively, were sold in these projects.

     Following is a detail of acreage activity for the land under option:

	2003	2002	2001
Acres purchased and simultaneously sold	97	607	359
Acres purchased and held under option for third parties	–	78	128
Acres held under option subsequently sold	10	–	–
Acres purchased by Temco for residential developments	21	910	–
Acres purchased for future sale or development	149	–	–

Total option acres exercised	277	1,595	487

     CL Realty, L.L.C. – In August 2002, CL Realty, L.L.C. was formed between CREC and Lumbermen’s Investment Corporation, a subsidiary of Temple-Inland Inc., each as 50% members, for the purpose of developing and investing primarily in single-family residential lot development properties. Income allocations and cash distributions are made to the partners based on their percentage interests.

     CL Realty, L.L.C. is developing four residential communities in Texas with 4,093 total projected lots and two single-family residential communities in Florida with 765 total projected lots. The partnership also has a 60% and 37.5% interest in two joint ventures that are developing single-family residential communities in Texas with 3,271 total projected lots and a 10% interest in a joint venture that is developing a single-family residential community in Georgia with 622 total projected lots. During 2003, 191 lots were sold at developments in which CL Realty, L.L.C. has an interest.

     Pine Mountain Builders, LLC – In 2003, Pine Mountain Builders, LLC was formed between a subsidiary of CREC and Fortress Construction Company, each as 50% members, for the purpose of constructing homes at a residential community CREC is developing. Income allocations and cash distributions are made to the partners based on their percentage interests.

     CC-JM II Associates – This joint venture was formed in 1994 between the Company and an affiliate of CarrAmerica Realty Corporation, each as 50% general partners, to develop and own John Marshall-II, a 224,000 rentable square foot office building in suburban Washington, D.C. Income allocations and cash distributions are allocated to the partners based on their percentage interests. The building is 100% leased until January 2011 to Booz-Allen & Hamilton, an international consulting firm, as a part of its corporate headquarters campus.

     Brad Cous Golf Venture, Ltd. (“Brad Cous”) – Effective January 31, 1998, the Company formed Brad Cous with W.C. Bradley Co., each as 50% partners, for the purpose of developing and owning The Shops at World Golf Village, an approximately 80,000 square foot retail center located adjacent to the PGA Hall of Fame in St. Augustine, Florida. Income allocations and cash distributions are made to the partners based on their percentage interests.

     CP Venture LLC, CP Venture Two LLC and CP Venture Three LLC – On November 12, 1998 (the “Closing Date”), the Company entered into a venture arrangement (the “Venture”) with The Prudential Insurance Company of America (“Prudential”). On such date the Company contributed its interest in nine properties (the “Properties”) to the Venture. At the time of contribution, the Properties were valued by the Company and Prudential based on arm’s-length negotiations at a total gross value of $283,750,000 subject to mortgages in the principal amount of $53,281,219. The following table details the values allocated to each of the Properties and the mortgages to which certain Properties were subject ($ in thousands):

	Allocated
	Value	Mortgage	Net Value
First Union Tower	$53,000	$—	$53,000
Grandview II	23,000	—	23,000
100 North Point Center East and 200 North Point Center East	46,050	24,582	21,468
Presbyterian Medical Plaza	8,600	—	8,600
North Point MarketCenter	56,750	28,699	28,051
Mansell Crossing II	12,350	—	12,350
Greenbrier MarketCenter	51,200	—	51,200
Los Altos MarketCenter	32,800	—	32,800

	$283,750	$53,281	$230,469

Under the Venture arrangements, Prudential contributed cash to the Venture equal to the agreed-upon net value of the properties ($230,468,781) at dates specified in the agreements.

     The structure of the Venture is as follows: CP Venture LLC, the parent entity, owns a 99% interest in each of CP Venture Two LLC (“Property Activity LLC”) and CP Venture Three LLC (“Development Activity LLC”). The Company owns a 1% direct interest in Property Activity LLC and Prudential owns a 1% direct interest in Development Activity LLC. The contributed properties are owned and operated by Property Activity LLC. The

Company has a 10.6061% interest in CP Venture LLC’s 99% interest in Property Activity LLC, which, combined with its 1% direct interest, gives it a net interest of 11.5% in the economics of Property Activity LLC. Prudential has the remaining net interest of 88.5% in the economics of Property Activity LLC. Unless both parties agreed otherwise, Property Activity LLC was not permitted to sell the contributed properties until the end of lock-out periods which was November 2001 for retail properties and November 2002 for office and medical office properties.

     The cash contributed by Prudential was contributed to Development Activity LLC. To the extent such funds are not yet needed for development activity, Development Activity LLC can temporarily invest such funds; such potential investments may include temporary loans to the Company. The Venture earns interest on the temporary loans at the same rate as the Company’s credit facility. Prudential is entitled to 10.6061% of CP Venture LLC’s 99% share of the economics of Development Activity LLC, which, combined with its 1% direct interest, entitles it to an overall net interest of 11.5% in the economics of Development Activity LLC. Prudential first receives a priority current return of 9.5% per annum on its share (11.5%) of capital outstanding of Development Activity LLC. Prudential also receives a liquidation preference whereby it is first entitled to, subject to capital account limitations, sufficient proceeds to allow it to achieve an overall 11.5% internal rate of return on its share of outstanding capital of Development Activity LLC. After these preferences to Prudential, the Company has certain preferences, with the residual interests in the development activity being shared according to the interests of the parties. All Prudential priority current returns have been distributed to Prudential during the year.

     CP Venture LLC appointed the Company to serve as Development Manager and in such capacity to act for it in connection with its ownership of Development Activity LLC. CP Venture LLC also appointed Prudential to serve as Property Manager and in such capacity to act for it in connection with its ownership of Property Activity LLC. Prudential appointed the Company to serve as property manager of the Properties for Property Activity LLC. The Company also serves as Administrative Manager of CP Venture LLC. Property Activity LLC is expected to continue to operate the contributed Properties. Development Activity LLC is expected to develop commercial real estate projects over time, as selected by the Development Manager. Development Activity LLC may also make acquisitions, which are anticipated to be redevelopment or value-added opportunities. In 2000, Development Activity LLC developed Mira Mesa MarketCenter (“Mira Mesa”), a 480,000 square foot retail center in suburban San Diego, California, and acquired One Georgia Center, an approximately 363,000 rentable square foot office building in midtown Atlanta, Georgia. In 2001, Development Activity LLC also developed The Avenue Peachtree City, an approximately 169,000 square foot retail center in suburban Atlanta, Georgia. The parties anticipate that Development Activity LLC will acquire some of the projects currently under consideration or development by the Company, although the Company has no obligation to make any particular opportunity available to Development Activity LLC.

     For financial reporting purposes, the Properties were deconsolidated and contributed to Property Activity LLC. Both Property Activity LLC and CP Venture LLC are being treated as unconsolidated joint ventures. Development Activity LLC is treated as a consolidated entity in the Company’s financial statements as the Company has a controlling financial and voting interest. The Company initially deferred the net gain on the contributed Properties and is recognizing this net gain as Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision, in the accompanying Consolidated Statements of Income as capital distributions of cash are made from Development Activity LLC to the Company or when the Properties initially contributed to Property Activity LLC are liquidated by Property Activity LLC. The liquidation of the Properties may be in the form of actual sales of the Properties or in the form of the depreciation of the Properties which have an average remaining life of 25 years. The total net deferred gain on the contributed Properties on the Closing Date was approximately $96.8 million over the cost of the Properties. Including depreciation recapture of $23.8 million, the total net deferred gain on the Closing Date was approximately $120.6 million. This gain was reflected as Deferred Gain in the Consolidated Balance Sheets.

     In May 2003, CP Venture Three LLC sold Mira Mesa. Capital distributions of approximately $75.0 million and $9.7 million were made by the Venture to the Company and Prudential, respectively, as a result of the sale. In accordance with the provisions of SFAS No. 66 “Accounting for Sales of Real Estate,” the distribution of these unrestricted cash proceeds allowed for 88.5% of the remaining unamortized gain at the distribution date to be recognized under the full accrual method. Accordingly, a gain of $90.0 million was recognized in Gain on Sale of Investment Properties, Net of Applicable Income Tax Provision, in the accompanying 2003 Consolidated Statement of Income. Additionally, the Company has accrued the liquidation preference for the period commencing on the Closing Date through May 27, 2003 as the result of significant gains earned at Development Activity LLC.

     In December 2003, the Company purchased 100 and 200 North Point Center East from Property Activity LLC. The purchase price was equal to the outstanding balance of the mortgage note payable at the time of sale, which was approximately $22.4 million. Property Activity LLC recognized an impairment loss of approximately $8.6 million, which represented the difference between the book value of the asset and the fair value of the property which approximated the balance of the mortgage note payable. The Company recorded 11.5% of this impairment loss through Income from Unconsolidated Joint Ventures, which totaled approximately $985,000. Deferred gain was recognized for an amount equal to the Company’s impairment loss. Additional deferred gain of approximately $1.3 million was recorded against the basis of the acquired properties. This additional deferred gain was the remaining deferred gain related to the original contribution of 100 and 200 North Point Center East to Property Activity LLC. The total remaining deferred gain of $9.1 million on the Consolidated Balance Sheet as of December 31, 2003 related to the portion of the initial gain attributable to the 11.5% ownership interest the Company continues to hold in Property Activity LLC. This portion of the gain is being recognized as the underlying assets of Property Activity LLC are liquidated (either through sales of the properties or through depreciation), as previously discussed.

     Other – This category consists of several other joint ventures including:

     Cousins Properties Services LP (formerly Cousins Stone LP) – Cousins Stone LP was formed on June 1, 1999 when CREC II acquired Faison’s 50% interest in Faison-Stone. On July 3, 2000, CREC II purchased an additional 25% interest in Cousins Stone LP from RD Stone Interests, Ltd., increasing CREC II’s total ownership to 75%. Effective March 1, 2001, CREC II purchased the remaining 25% interest in Cousins Stone LP, bringing its total interest to 100%, and beginning on that date Cousins Stone LP was consolidated with CREC II. Effective August 6, 2001, the name was changed to Cousins Properties Services LP (“CPS”) and effective December 31, 2003, CREC II was merged into CREC (see Note 2). CPS is a full-service real estate company headquartered in Irving, Texas, that specializes in third party property management and leasing of Class “A” office properties.

     Cousins-Hines Partnerships – Through the Cousins-Hines partnerships, the Company effectively owns 9.8% of One Ninety One Peachtree Tower in Atlanta, Georgia, subject to a preference in favor of the majority partner. This 1.2 million rentable square foot office building, which opened in December 1990, was developed by the Company in partnership with the Hines Interests Limited Partnership and the Dutch Institutional Holding Company (“DIHC”). In October 1997, Cornerstone Properties, Inc. purchased DIHC’s interest in the partnership. In June 2000, Equity Office Properties Trust acquired Cornerstone Properties, Inc.

     Additional Information – The Company recognized $6,337,000, $8,037,000 and $10,877,000 of development, construction, leasing, and management fees from unconsolidated joint ventures in 2003, 2002 and 2001, respectively. See Note 1, Fee Income, for a discussion of the accounting treatment for fees from unconsolidated joint ventures.

6. STOCKHOLDERS’ INVESTMENT

Preferred Stock Offering:

     On July 24, 2003, the Company issued 4,000,000 shares of 7.75% Series A Cumulative Redeemable Preferred Stock (liquidation preference of $25 per share). The net proceeds from this issuance, approximately $96.3 million, were used to repay outstanding indebtedness under the Company’s unsecured credit facility and for general corporate purposes. Issuance costs were recorded as a reduction of Additional Paid-In Capital. The preferred stock may be redeemed on or after July 24, 2008, at the Company’s option at $25 per share plus all accrued and unpaid dividends through the date of redemption. Dividends on the Series A preferred stock will be payable quarterly in arrears on February 15, May 15, August 15 and November 15.

1999 Incentive Stock Plan:

     In May 1999, the stockholders of the Company approved the adoption of the 1999 Incentive Stock Plan (the “1999 Plan”), which covered the issuance of 1,343,288 shares of common stock, all of which shares had been available for use under the 1995 Stock Incentive Plan, the Stock Plan for Outside Directors and the Stock Appreciation Right Plan (collectively, the “Predecessor Plans”). Upon adoption of the 1999 Plan, no additional shares of common stock can be issued under the Predecessor Plans. In May 2003 and May 2002, the stockholders of the Company approved amendments to the 1999 Plan to increase the number of shares of common stock available under the 1999 Plan by 1,000,000 in 2003 and 1,100,000 in 2002. As of December 31, 2003, 529,243 shares are authorized to be awarded pursuant to the 1999 Plan, which allows awards of stock options, stock grants or stock appreciation rights.

     Stock Options – At December 31, 2003, 6,072,137 stock options awarded to key employees and outside directors pursuant to both the 1999 Plan and the Predecessor Plans were outstanding. All stock options have a term of 10 years from the date of grant. Key employee stock options granted prior to December 28, 2000 have a vesting period of five years under both the 1999 Plan and the Predecessor Plans. Options granted on or after December 28, 2000 have a vesting period of four years. Outside director stock options are fully vested on the grant date under the 1999 Plan but had a vesting period of one year under the Predecessor Plans.

     In 2003, the Company sold four properties that generated taxable gains of approximately $107.3 million. As a result of these sales (more fully discussed in Note 8), the Company paid a special cash dividend of $2.07 per share, which totaled $100.5 million, on September 22, 2003, distributing a portion of the taxable gains on the sales of investment properties to its common stockholders. Stock options outstanding were correspondingly adjusted to generally keep the intrinsic value equal to what it was before the special dividend, in accordance with the guidelines set forth in FASB Interpretation No. 44, “Certain Transactions Involving Stock Compensation (an interpretation of APB No. 25).” The options granted in 2003 in the table of options below includes the adjustment of 387,597 to the stock options for the special dividend.

     The following is a summary of stock option activity under the 1999 Plan and the Predecessor Plans (in thousands, except per share amounts):

	Number of			Weighted Average
	Options			Exercise Price Per Option
	2003	2002	2001	2003	2002	2001
1999 Plan and Predecessor Plans
Outstanding, beginning of year	5,375	5,206	4,969	$22.14	$20.80	$20.10
Granted	1,549	1,269	940	$27.26	$24.08	$24.93
Exercised	(605)	(786)	(157)	$18.31	$15.51	$15.16
Forfeited	(247)	(314)	(546)	$24.49	$24.39	$23.14

Outstanding, end of year	6,072	5,375	5,206	$21.99	$22.14	$20.80

Options exercisable at end of year	3,406	2,908	2,935	$20.15	$20.22	$18.00

     The following table provides a breakdown by exercise price range of the number of options, weighted average exercise price, and remaining contractual lives for all stock options outstanding and exercisable at December 31, 2003 (number of shares in thousands):

			For Outstanding Options
Exercise Price			Weighted Average	Weighted Average Contractual Life
Range	Outstanding	Exercisable	Exercise Price	(in years)
1999 Plan and Predecessor Plans
$9.77 to $15.10	572	572	$12.39	2.2
$15.11 to $21.14	1,031	1,031	$18.75	4.4
$21.15 to $24.16	3,006	1,172	$22.18	7.9
$24.17 to $30.20	1,463	631	$27.64	8.3

Total	6,072	3,406	$21.99	6.9

     Stock Grants – As indicated above, the 1999 Plan provides for stock grants, which may be subject to specified performance and vesting requirements.

     In December 2000 and February 2001, the Company awarded 169,777 and 20,000 shares, respectively, of performance accelerated restricted stock (“PARS”) to certain key employees. The PARS will become fully vested upon the achievement of certain defined performance requirements, which can be met as early as the end of the calendar year which includes the third anniversary of the grant date. The PARS will vest in any event if the employee is employed on November 14, 2006. The shares were issued on the grant date and recorded in Common Stock and Additional Paid-in Capital, with the offset recorded in Unearned Compensation, a separate component of Stockholders’ Investment, in the accompanying Consolidated Balance Sheets. Unearned Compensation is being amortized into compensation expense beginning January 1, 2001 through November 14, 2006, which is the current estimate when the PARS will vest. If this estimate changes, the amortization of this Unearned Compensation will be adjusted accordingly. If a key employee leaves the Company prior to the vesting of the PARS, said employee’s unvested rights in the PARS are forfeited and any compensation expense amortized prior to such forfeiture is reversed in the year of forfeiture. Compensation expense related to the PARS was approximately $558,000, $591,000 and $1,019,000 in 2003, 2002 and 2001, respectively. As of December 31, 2003, 147,810 shares of PARS were outstanding.

     In December 2003, the Company issued restricted stock to certain key employees. The stock was issued on the grant date and recorded in Common Stock and Additional Paid-in Capital, with the offset recorded in Unearned Compensation in the accompanying Consolidated Balance Sheets. Unearned Compensation associated with this restricted stock grant is being amortized into compensation expense over the vesting period, which is four years. Compensation expense related to the restricted stock was approximately $56,000 in 2003. As of December 31, 2003, 131,644 shares of restricted stock were outstanding.

     Outside directors can elect to receive any portion of their director fees in stock, based on 95% of the average market price on the date of service. Outside directors elected to receive 5,745, 7,120 and 4,356 shares of stock in lieu of cash for director fees in 2003, 2002 and 2001, respectively.

     Stock Repurchase Plan:

     In November 2001, the Board of Directors of the Company adopted a new stock repurchase plan authorizing the repurchase of up to five million shares of common stock prior to January 1, 2004. During 2003, the Company repurchased 234,100 shares of common stock for an aggregate purchase price of approximately $5,538,000. During 2002, the Company repurchased 1,776,482 shares of common stock for an aggregate purchase price of approximately $41,891,000. Prior to 2002, the Company purchased 681,000 shares for an aggregate price of approximately $17,465,000 under previous plans.

     Ownership Limitations:

     In order to maintain Cousins’ qualification as a REIT, Cousins’ Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company’s total common and preferred stock.

     Distribution of REIT Taxable Income:

     The following is a reconciliation between dividends declared and dividends applied in 2003, 2002 and 2001 to meet REIT distribution requirements ($ in thousands):

	2003	2002	2001
Common and preferred dividends paid	$174,627	$73,345	$68,595
Additional dividends paid deduction due to 5% discount on dividends reinvested	—	—	730
That portion of dividends declared in current year, and paid in current year, which was applied to the prior year distribution requirements	—	(5,656)	(3,807)
That portion of dividends declared in subsequent year, and paid in subsequent year, which will apply to current year	11,461	—	5,656
Dividends in excess of current year REIT distribution requirements	—	(9,111)	—

Dividends applied to meet current year REIT distribution requirements	$186,088	$58,578	$71,174

     Tax Status of Dividends:

     Dividends applied to meet REIT distribution requirements were equal to Cousins’ taxable income (see Note 7). Since electing to qualify as a REIT in 1987, Cousins has had no accumulated undistributed taxable income.

     In 2003, the Company designated 38% of the common dividend paid May 30, 2003, 36% of the common dividend paid August 25, 2003, 85% of the common dividend paid September 22, 2003 and 7% of the common dividend paid December 22, 2003 as post-May 5, 2003 capital gain dividends. In addition, 7% of the common dividend paid May 30, 2003, 6% of the common dividend paid August 25, 2003, 15% of the common dividend paid September 22, 2003 and 1% of the common dividend paid December 22, 2003 were designated as 25% unrecaptured Section 1250 gain dividends. Also in 2003, the Company designated 58% of the preferred dividend paid November 17, 2003 as post-May 5, 2003 capital gain dividends and 10% as 25% unrecaptured Section 1250 gain dividends.

     In addition, in 2003 and 2002, an amount calculated as 0.47% and 0.62%, respectively, of total dividends was an “adjustment attributed to depreciation of tangible property placed in service after 1986” for alternative minimum tax purposes. This amount was passed through to stockholders and must be used as an item of adjustment in determining each stockholder’s alternative minimum taxable income.

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

7. INCOME TAXES

     In 2003, 2002 and 2001, because Cousins has elected to be taxed as a REIT and distributed all of its taxable income (see Note 6), it incurred no federal income tax liability. The differences between taxable income as reported on Cousins’ tax return (estimated 2003 and actual 2002 and 2001) and Consolidated Net Income as reported herein are as follows ($ in thousands):

	2003	2002	2001
Consolidated net income	$242,161	$47,872	$70,815
Consolidating adjustments	(952)	69	(13,694)
CREC net income	(4,328)	(3,470)	(81)
CREC II net (income) loss	(1,437)	371	990

Cousins net income for financial reporting purposes	235,444	44,842	58,030
Adjustments arising from:
Sales of investment properties	(80,699)	(4,470)	(5,729)
Income from joint ventures (principally depreciation, revenue recognition and operational timing differences)	11,852	3,233	4,843
Rental income recognition	(1,719)	(186)	(1,697)
Interest income recognition	1,263	(884)	(1,342)
Property taxes deferred	335	57	263
Interest expense	8,484	4,021	8,557
Compensation expense under the 1999 and Predecessor Plans	(1,470)	(2,345)	(1,475)
Depreciation	13,188	10,857	9,510
Unearned compensation expense	505	530	987
Amortization	(6,354)	(528)	(2,308)
Predevelopment expense	1,541	604	(1,114)
Capitalized salaries	3,624	2,204	2,391
Other	94	643	258

Cousins taxable income	$186,088	$58,578	$71,174

     CREC II merged into CREC effective December 31, 2003. CREC is a taxable entity and CREC II was a taxable entity prior to its merger. The consolidated provision (benefit) for income taxes is composed of the following ($ in thousands):

	2003	2002	2001
CREC and CREC II and their wholly-owned subsidiaries:
Current tax expense:
Federal	$3,502	$1,680	$—
State	318	199	—

	3,820	1,879	—

Adjustments arising from:
Income from unconsolidated joint ventures	(500)	(224)	(83)
Operating loss carryforward	(15)	(229)	(988)
Compensation expense	(41)	120	558
Residential lot sales, net of cost of sales	(112)	951	(115)
Interest expense	(52)	(411)	(348)
Sale of investment property	(25)	(560)	—
Depreciation	(30)	(35)	6
Amortization	437	502	235
Other	135	(206)	156

	(203)	(92)	(579)

CREC and CREC II provision (benefit) for income taxes	3,617	1,787	(579)
Cousins provision for state income taxes	24	24	24
Provision applicable to discontinued operations	(1,045)	(285)	(136)

Consolidated provision (benefit) applicable to income from continuing operations	$2,596	$1,526	$(691)

     The net income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to CREC’s and CREC II’s income (loss) before taxes as follows ($ in thousands):

	2003		2002		2001
	Amount	Rate	Amount	Rate	Amount	Rate
Federal income tax provision (benefit)	$3,236	34%	$1,598	34%	$(490)	34%
State income tax provision (benefit), net of federal income tax effect	381	4	188	4	(57)	4
Other	—	—	1	—	(32)	2

CREC and CREC II provision (benefit) for income taxes	3,617	38%	1,787	38%	(579)	40%

Cousins provision for state income taxes	24		24		24
Provision applicable to discontinued operations	(1,045)		(285)		(136)

Consolidated provision (benefit) applicable to income from continuing operations	$2,596		$1,526		$(691)

     The tax effect of significant temporary differences representing CREC and CREC II’s deferred tax assets and liabilities are as follows ($ in thousands):

	2003	2002
Income from unconsolidated joint ventures	$1,662	$1,248
Residential lot sales, net of cost of sales	1,720	2,649
Interest expense	793	793
Property sales	659	593
Other	600	457

Total deferred tax assets	5,434	5,740

Income from unconsolidated joint ventures	(4,739)	(4,926)
Compensation expense	(353)	(362)
Depreciation and amortization	(1,141)	(707)
Interest capitalization	(1,079)	(1,131)
Other	(42)	(46)

Total deferred tax liabilities	(7,354)	(7,172)

Net deferred tax liability	$(1,920)	$(1,432)

8. DISCONTINUED OPERATIONS

     In addition to the requirements of SFAS No. 144 discussed in Note 1, SFAS No. 144, adopted as of January 1, 2002, requires that the gains and losses from the disposition of certain real estate assets and the related historical operating results be included in a separate line item, Discontinued Operations, in the Consolidated Statements of Income for all periods presented. The Company actively manages its portfolio of investment properties and from time to time recycles invested capital by disposing of existing assets and redeploying the proceeds. The Company believes that this is sound portfolio management and that this process tends to enhance total returns to stockholders.

     The Company sold AT&T Wireless Services Headquarters, a 222,000 rentable square foot office building, and Cerritos Corporate Center – Phase II, a 105,000 rentable square foot office building (collectively called “Cerritos”), in a single transaction for approximately $79.2 million to an unrelated third party in the second quarter of 2003. The Company sold Mira Mesa for approximately $87.0 million to an unrelated third party in the second quarter of 2003. Presidential MarketCenter (“Presidential”), a 374,000 square foot retail center in Atlanta, Georgia, was sold for approximately $47.2 million to an unrelated third party in the third quarter of 2003. The purchaser assumed the Presidential mortgage note payable in the sale. Also, in the third quarter of 2003, the Company sold Perimeter Expo (“Expo”), a 176,000 square foot retail center in Atlanta, Georgia, for approximately $45.2 million to an unrelated third party. The note payable on Expo was re-collateralized as corporate debt and not repaid. Therefore interest expense related to Expo is not treated as a component of Income from Discontinued Operations.

     In the fourth quarter of 2002, the Company sold Salem Road Station (“Salem Road”), a 67,000 square foot retail neighborhood center.

     The results of operations for Cerritos, Mira Mesa, Presidential, Expo and Salem Road were reclassified to Income from Discontinued Operations in the accompanying Consolidated Statements of Income for all periods presented. The gains on the sales of the properties are also included in Discontinued Operations in the accompanying Consolidated Statements of Income.

     The following table details the components of income from discontinued properties ($ in thousands):

	2003	2002	2001
Rental property revenues	$14,513	$29,279	$27,382
Rental property operating expenses	3,459	7,869	7,366
Depreciation and amortization	1,871	6,354	5,914
Interest expense	1,336	2,174	1,472
Minority interest	369	915	907
Provision for income taxes	—	139	136

Income from discontinued operations	$7,478	$11,828	$11,587

     The components of gain on sale of investment properties for discontinued operations, net of provision for income taxes and minority interest, are as follows ($ in thousands):

	2003	2002
Cerritos	$9,011	$—
Mira Mesa	35,018	—
Presidential	22,468	—
Expo	26,962	—
Salem Road	—	1,174

Total	$93,459	$1,174

9. CONSOLIDATED PROPERTY TRANSACTIONS

     Office Division

     As discussed in Note 8, the Company sold Cerritos in the second quarter of 2003.

     As discussed in Note 5, in December 2003, the Company purchased 100 and 200 North Point Center East, two approximately 128,000 and 130,000 square feet, respectively, office buildings in suburban Atlanta, Georgia. The mortgage note payable balance of approximately $22.4 million was assumed by the Company in the purchase. The Company purchased these properties from CP Venture Two LLC.

     Retail Division

     As discussed in Note 8, the Company sold Mira Mesa in the second quarter of 2003 and Presidential and Expo in the third quarter of 2003.

     In October 2003, The Avenue West Cobb, an approximately 205,000 square foot retail center in suburban Atlanta, Georgia, became partially operational for financial reporting purposes. In December 2003, the Company purchased approximately eight acres of land adjacent to The Avenue West Cobb, which could be utilized for future development. Also in December 2003, The Shops of Lake Tuscaloosa, an approximately 62,000 square foot retail center in Tuscaloosa, Alabama, became partially operational for financial reporting purposes.

     In October 2003, the Company acquired approximately 58 acres of land, and in December 2003, commenced construction of The Avenue Viera, an approximately 408,000 square foot retail center, of which the Company will own approximately 333,000 square feet, in Viera, Florida.

     Land Division

     CREC is developing three residential communities, two in suburban Atlanta, Georgia and one in Pine Mountain, Georgia. Approximately 1,151 lots are being developed within these three communities, of which 214, 137 and 1 lots were sold in 2003, 2002 and 2001, respectively. In 2002 and 2001, the Company also sold 49 and 120 lots, respectively, at residential developments in which all the lots have been sold.

     In September 2003, the Company sold approximately 10.5 acres of Company-owned land in Wildwood for a net gain of approximately $1,947,000. In December 2003, the Company sold approximately 42 acres of North Point West Side land for a net gain of approximately $5,323,000.

10. CONSOLIDATED STATEMENTS OF CASH FLOWS – SUPPLEMENTAL INFORMATION

     Interest paid (net of amounts capitalized) (see Note 4) and income taxes paid (net of refunds) were as follows ($ in thousands):

	2003	2002	2001
Interest paid	$32,788	$36,484	$28,271
Income taxes paid, net of $75, $1,358 and $866 refunded in 2003, 2002 and 2001, respectively	$1,855	$681	$344

     Significant non-cash financing and investing activities included the following:

     a. In 2003, 2002 and 2001, approximately $106,773,000, $26,836,000 and $43,682,000, respectively, were transferred from Projects Under Construction to Operating Properties. In 2003, approximately $966,000 was transferred from Projects Under Construction to Land Held for Investment or Future Development. In 2003, approximately $3,479,000 was transferred from Operating Properties to Other Assets.

     b. In 2003, 100 and 200 North Point Center East were purchased by the Company by assuming the mortgage note payable, which had an outstanding balance upon purchase of approximately $22,411,000. In addition, the Deferred Gain and Operating Properties were reduced by approximately $1,306,000 which represented the remaining initial deferred gain related to 100 and 200 North Point Center East.

     c. In 2002, approximately $942,000 was transferred from Land Held for Investment or Future Development to Residential Lots Under Development. In 2001, approximately $17,860,000 was transferred from Land Held for Investment or Future Development to Projects Under Construction.

     d. In conjunction with the consolidation of CPS in March 2001 (see Note 5), approximately $3,174,000 was transferred from Investment in Unconsolidated Joint Ventures to Other Assets.

     e. In 2003, an adjustment of the PARS granted in 2000 (see Note 6) was made due to forfeitures and approximately $7,000 of Common Stock and approximately $198,000 of Additional Paid-in Capital were offset against Unearned Compensation. In 2002, an adjustment of PARS was made due to forfeitures and approximately $12,000 of Common Stock and approximately $330,000 of Additional Paid-in Capital were offset against Unearned Compensation. In 2001, an adjustment of PARS was made due to forfeitures and approximately $2,000 of Common Stock and approximately $89,000 of Additional Paid-in Capital were offset against Unearned Compensation.

     f. In 2003, restricted stock was granted and Common Stock and Additional Paid-in Capital were increased approximately $132,000 and $3,844,000, respectively, with the offset of approximately $3,976,000 recorded in Unearned Compensation.

11. RENTAL PROPERTY REVENUES

     The Company’s leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

     At December 31, 2003, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants’ current pro rata share of operating expenses, are as follows ($ in thousands):

	Office and
	Medical
	Office	Retail	Total
2004	$72,420	$20,703	$93,123
2005	72,244	19,156	91,400
2006	71,463	17,058	88,521
2007	67,344	16,025	83,369
2008	64,263	15,109	79,372
Subsequent to 2008	239,828	68,195	308,023

	$587,562	$156,246	$743,808

12. REPORTABLE SEGMENTS

     The Company has three reportable segments: Office Division, Retail Division and Land Division. The Office Division and Retail Division develop, lease and manage office buildings and retail centers, respectively. The Land Division owns various tracts of strategically located land which is being held for investment or future development. The Land Division also develops single-family residential communities which are parceled into lots and sold to various home builders. The Company’s reportable segments are broken down based on the type of product the division provides. The divisions are managed separately because each product they provide has separate and distinct development issues, leasing and/or sales strategies and management issues. Unallocated and other consists of general corporate overhead costs not specific to any segment and is mainly comprised of interest expense, as financing decisions are not generally made at the reportable segment level.

     The management of the Company evaluates the performance of its reportable segments based on funds from operations available to common stockholders (“FFO”). The Company calculates its FFO using the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, which is net income available to common stockholders (computed in accordance with GAAP), excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. The Company changed its method of calculating FFO in the first quarter 2003 to agree with NAREIT’s definition, and FFO for prior reporting periods has been restated. In October 2003, NAREIT revised its prior FFO implementation guidance to indicate that impairment losses are not an adjustment when calculating FFO. The Company had an impairment loss in 2003 which is not treated as a reconciling item between net income and FFO in the segment schedule below.

     FFO is used by industry analysts, investors and the Company as a supplemental measure of an equity REIT’s operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of a REIT’s operating performance that excludes historical cost depreciation, among other items, from GAAP net income. The Company believes that the use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. In addition to Company management evaluating the operating performance of its reportable segments based on FFO results, management uses FFO and FFO per share, along with other measures, to assess performance in connection with evaluating and granting incentive compensation to its officers and employees.

     The notations (100%) and (JV) used in the following tables indicate wholly-owned and unconsolidated joint ventures, respectively, and all amounts are in thousands.

	Office	Retail	Land	Unallocated
2003	Division	Division	Division	and Other	Total
Rental property revenues – continuing (100%)	$131,975	$22,260	$—	$103	$154,338
Rental property revenues – discontinued (100%)	5,617	8,896	—	—	14,513
Rental property revenues (JV)	79,716	2,649	547	—	82,912
Development income, management fees and leasing and other fees (100%)	16,465	1,530	385	—	18,380
Other income (100%)	—	—	12,945	3,940	16,885
Other income (JV)	—	—	3,909	—	3,909

Total revenues	233,773	35,335	17,786	4,043	290,937

Rental property operating expenses – continuing (100%)	37,265	6,767	—	4	44,036
Rental property operating expenses – discontinued (100%)	1,661	1,798	—	—	3,459
Rental property operating expenses (JV)	24,811	682	—	—	25,493
Other expenses – continuing (100%)	19,068	7,907	13,521	36,655	77,151
Other expenses – discontinued (100%)	—	369	—	1,336	1,705
Other expenses (JV)	—	—	164	13,744	13,908
Impairment loss on depreciable property (JV)	1,536	—	—	—	1,536
Provision for income taxes from operations – continuing (100%)	—	—	—	2,596	2,596

Total expenses	84,341	17,523	13,685	54,335	169,884
Gain on sale of undepreciated investment properties	—	—	7,270	—	7,270
Preferred dividends paid or accumulated	—	—	—	(3,358)	(3,358)

Consolidated funds from operations available to common stockholders	149,432	17,812	11,371	(53,650)	124,965

Depreciation and amortization – continuing (100%)	(39,035)	(10,736)	—	(2)	(49,773)
Depreciation and amortization – discontinued (100%)	(676)	(1,195)	—	—	(1,871)
Depreciation and amortization (JV)	(20,448)	(817)	—	—	(21,265)
Gain on sale of depreciable investment properties, net of applicable income tax provision – continuing (100%)	2,009	1,334	—	89,945	93,288
Gain on sale of depreciable investment properties, net of applicable income tax provision – discontinued (100%)	9,011	84,448	—	—	93,459

Net income available to common stockholders	$100,293	$90,846	$11,371	$36,293	$238,803

Total assets	$804,605	$206,021	$77,459	$52,329	$1,140,414

Investment in unconsolidated joint ventures	$124,425	$15,475	$45,321	$—	$185,221

Capital expenditures	$56,758	$41,383	$11,617	$—	$109,758

Reconciliation to Consolidated Revenues

	2003	2002	2001
Rental property revenues - continuing	$154,338	$139,393	$118,087
Development income, management fees and leasing and other fees	18,380	18,235	19,489
Residential lot and outparcel sales	12,945	9,126	6,682
Interest and other	3,940	4,393	6,061

Total consolidated revenues	$189,603	$171,147	$150,319

	Office	Retail	Land	Unallocated
2002	Division	Division	Division	and Other	Total
Rental property revenues – continuing (100%)	$119,757	$19,535	$—	$101	$139,393
Rental property revenues – discontinued (100%)	12,524	16,755	—	—	29,279
Rental property revenues – (JV)	78,163	2,619	—	—	80,782
Development income, management fees and leasing and other fees (100%)	16,266	1,570	399	—	18,235
Other income (100%)	—	—	9,126	4,393	13,519
Other income (JV)	—	—	2,040	—	2,040

Total revenues	226,710	40,479	11,565	4,494	283,248

Rental property operating expenses – continuing (100%)	35,794	5,466	—	7	41,267
Rental property operating expenses – discontinued (100%)	4,484	3,385	—	—	7,869
Rental property operating expenses – (JV)	23,673	641	—	—	24,314
Other expenses - continuing (100%)	19,360	5,729	10,234	45,200	80,523
Other expenses – discontinued (100%)	—	915	—	2,174	3,089
Other expenses – (JV)	3,201	65	90	9,942	13,298
Provision for income taxes from operations – continuing (100%)	—	—	—	1,526	1,526
Provision for income taxes from operations – discontinued (100%)	—	—	—	139	139

Total expenses	86,512	16,201	10,324	58,988	172,025
Gain on sale of undepreciated investment properties	—	—	2,143	—	2,143

Consolidated funds from operations available to common stockholders	140,198	24,278	3,384	(54,494)	113,366

Depreciation and amortization – continuing (100%)	(37,078)	(8,801)	—	(6)	(45,885)
Depreciation and amortization – discontinued (100%)	(3,319)	(3,035)	—	—	(6,354)
Depreciation and amortization – (JV)	(17,554)	(986)	—	—	(18,540)
Gain on sale of depreciable investment properties, net of applicable income tax provision – continuing (100%)	1,885	2,226	—	—	4,111
Gain on sale of depreciable investment properties, net of applicable income tax provision – discontinued (100%)	—	1,174	—	—	1,174

Net income available to common stockholders	$84,132	$14,856	$3,384	$(54,500)	$47,872

Total assets	$866,685	$263,308	$34,135	$83,949	$1,248,077

Investment in unconsolidated joint ventures	$156,165	$16,324	$13,027	$—	$185,516

Capital expenditures	$56,269	$17,339	$14,519	$—	$88,127

	Office	Retail	Land	Unallocated
2001	Division	Division	Division	and Other	Total
Rental property revenues – continuing (100%)	$100,778	$17,014	$—	$295	$118,087
Rental property revenues – discontinued (100%)	11,072	16,310	—	—	27,382
Rental property revenues (JV)	72,026	2,432	—	14	74,472
Development income, management fees and leasing and other fees (100%)	18,229	960	300	—	19,489
Development income, management fees and leasing and other fees (JV)	1,050	—	—	—	1,050
Other income (100%)	—	—	6,682	6,061	12,743
Other income (JV)	—	—	1,745	25	1,770

Total revenues	203,155	36,716	8,727	6,395	254,993

Rental property operating expenses – continuing (100%)	30,752	5,828	—	39	36,619
Rental property operating expenses – discontinued (100%)	3,925	3,441	—	—	7,366
Rental property operating expenses (JV)	21,308	598	—	7	21,913
Other expenses – continuing (100%)	20,270	7,134	7,977	29,698	65,079
Other expenses – discontinued (100%)	(8)	915	—	1,472	2,379
Other expenses (JV)	897	—	25	15,159	16,081
Benefit for income taxes from operations – continuing (100%)	—	—	—	(691)	(691)
Provision for income taxes from operations – discontinued (100%)	—	—	—	136	136

Total expenses	77,144	17,916	8,002	45,820	148,882
Gain on sale of undepreciated investment properties	—	—	2,011	—	2,011

Consolidated funds from operations available to common stockholders	126,011	18,800	2,736	(39,425)	108,122

Depreciation and amortization – continuing (100%)	(29,264)	(7,207)	—	(6)	(36,477)
Depreciation and amortization – discontinued (100%)	(2,849)	(3,065)	—	—	(5,914)
Depreciation and amortization (JV)	(15,460)	(941)	—	—	(16,401)
Gain on sale of depreciable investment properties, net of applicable income tax provision – continuing (100%)	2,135	19,341	9	—	21,485

Net income available to common stockholders	$80,573	$26,928	$2,745	$(39,431)	$70,815

Total assets	$846,413	$264,348	$23,319	$82,549	$1,216,629

Investment in unconsolidated joint ventures	$158,207	$16,858	$10,332	$—	$185,397

Capital expenditures	$101,593	$24,295	$14,458	$—	$140,346

INDEPENDENT AUDITORS’ REPORT

To Cousins Properties Incorporated:

     We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated (a Georgia corporation) and consolidated entities (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ investment and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cousins Properties Incorporated and consolidated entities as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 8 to the financial statements, the Company changed its method of accounting for discontinued operations in 2002 to conform to Statement of Financial Accounting Standards No. 144.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 25, 2004

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

($ in thousands, except per share amounts)

	2003	2002	2001	2000	1999
Rental property revenues	$154,338	$139,393	$118,087	$94,568	$52,263
Development, management, leasing and other fees	18,380	18,235	19,489	10,700	13,899
Residential lot and outparcel sales	12,945	9,126	6,682	13,951	17,857
Interest and other	3,940	4,393	6,061	5,995	3,588

Total revenues	189,603	171,147	150,319	125,214	87,607

Income from unconsolidated joint ventures	24,619	26,670	22,897	19,452	19,637

Rental property operating expenses	44,036	`41,267	36,619	28,765	16,725
Depreciation and amortization	52,284	48,033	38,738	28,508	14,900
Residential lot and outparcel cost of sales	10,022	7,309	5,910	11,684	14,897
Interest expense	30,699	35,249	26,138	13,596	600
Loss on debt extinguishment	—	3,501	—	—	—
General, administrative and other expenses	33,919	32,316	30,770	22,537	18,218

Total expenses	170,960	167,675	138,175	105,090	65,340
Provision (benefit) for income taxes from operations	2,596	1,526	(691)	(1,145)	2,442
Gain on sale of investment properties, net of applicable income tax provision	100,558	6,254	23,496	11,937	58,767

Income from continuing operations	141,224	34,870	59,228	52,658	98,229
Discontinued operations	100,937	13,002	11,587	9,951	5,853
Cumulative effect of change in accounting principle	—	—	—	(566)	—
Preferred dividends paid or accumulated	(3,358)	—	—	—	—

Net income available to common stockholders	$238,803	$47,872	$70,815	$62,043	$104,082

Basic net income per common share	$4.94	$.97	$1.44	$1.28	$2.16

Diluted net income per common share	$4.83	$.96	$1.41	$1.25	$2.12

Cash dividends declared per common share	$3.55	$1.48	$1.39	$1.24	$1.12

Total assets	$1,140,414	$1,248,077	$1,216,629	$1,115,752	$932,925
Notes payable	$497,981	$669,792	$585,275	$485,085	$312,257
Stockholders’ investment	$578,777	$408,884	$462,673	$454,467	$437,722
Common shares outstanding at year-end	48,835	48,386	49,425	49,210	48,261

Cousins Properties Incorporated and Consolidated Entities

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     General. Historically, the Company’s financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments, which transactions and developments do not necessarily recur. Accordingly, the Company’s historical financial statements may not be indicative of future operating results. The notes referenced in the discussion below are the “Notes to Consolidated Financial Statements” included in this Annual Report.

     2003 Highlights.

•	Sold four properties for $258.6 million, generating Gain on Sale of Investment Properties for Discontinued Operations of $93.5 million.

•	Recognized Gain on Sale of Investment Properties of $90.0 million, which was previously deferred, upon distribution of proceeds from the aforementioned sale of one of the properties.

•	Paid a special dividend of $100.5 million, or $2.07 per share, to common stockholders as a result of proceeds from aforementioned property sales.

•	Completed a preferred stock offering which generated net proceeds of $96.3 million.

•	Sold approximately 53 acres of land held for investment for net gains totaling $7.3 million.

•	Opened The Avenue West Cobb and The Shops of Lake Tuscaloosa.

•	Commenced development of The Avenue Viera and 11 new residential developments, including developments owned in joint ventures.

•	Acquired 100 and 200 North Point Center East for assumption of approximately $22.4 million of debt in December 2003.

•	Received $24.7 million of lease termination fees while maintaining a 91% overall leased percentage at December 31, 2003.

     Overview of 2003 Performance and Company and Industry Trends. In 2003 the Company continued to experience weakness in its office tenant base, with a number of early lease terminations. While this generated substantial one-time termination fees in 2003, management believes that it presents leasing challenges going forward. We expect that these terminations will impact revenues from our Office Division in 2004. Although the Company’s office portfolio closed the year at an average leased level of 91%, significant vacancy does exist in all of the major office markets, and the Company believes it will take several years for these markets to return to healthy vacancy numbers. The Company believes that market indicators for the economy show improvement. The Company also believes that job growth, a critical factor for office demand, is likely to improve in 2004. Management believes that deterioration in its office markets may be subsiding and that they could also begin to improve in 2004.

     While office supply and demand fundamentals generally were weak in 2003, quality office and retail assets continued to garner attractive pricing in sales transactions. Management believes this is due to real estate gaining greater investor acceptance, both from institutional investors and from private and individual investors. Management believes that this trend will offer support to real estate pricing and REITs in the future. Real estate investment was also positively affected in 2003 by low interest rates that allowed many buyers to obtain more favorable financing terms for properties than in past years.

     The Company took advantage of the favorable pricing in the asset markets by selling a number of its properties in 2003. These included several retail assets at attractive prices and some office assets, as well. The Company’s primary mission is to create stockholder value through development. These assets had reached values that in management’s judgment may not have been sustained. A core principle of the Company is to actively manage its portfolio of properties and to realize value it has created at appropriate times. This value can then be invested in new value creation projects or returned to the stockholders if the Company has sufficient other funds to support future investments. This trend of favorable pricing appears to be continuing in 2004 with favorable pricing being available for a number of the Company’s office assets. The Company may sell additional assets, including office assets, in 2004.

     In 2003 the Company distributed a $100.5 million, or $2.07 per share, special dividend to its common stockholders following certain asset sales. Management believes that the Company has sufficient other funds and availability to finance its anticipated future investment needs. If the Company does sell additional assets in 2004, it will again consider a special dividend after analyzing its future capital needs.

     The Company’s fundamental retail business performed well in 2003. There were few tenant problems in the retail portfolio and the Company was able to maintain a leased level of 93%. Management believes it has a strong “shadow” pipeline of new potential retail development projects. These include Avenue® projects, power centers and grocery anchored centers. The Company hopes to begin a number of these projects in 2004.

     The Company’s Land Division improved in 2003 and increased its contribution to earnings in 2003 as compared to 2002. The Company also added a number of new residential lot development deals to its pipeline, which management expects to contribute to future performance. Management expects this group’s contribution to continue to grow in 2004.

     Forward-Looking Statements. Certain matters contained in this report are forward-looking statements within the meaning of the federal securities laws and are subject to uncertainties and risks. These include, but are not limited to, general and local economic conditions, local real estate conditions, the activity of others developing competitive projects, the cyclical nature of the real estate industry, the financial condition of existing tenants, interest rates, the Company’s ability to obtain favorable financing or zoning, environmental matters, the effects of terrorism, the failure of assets under contract for sale to ultimately close, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Company’s Current Report on Form 8-K filed on December 10, 2003. The words “believes,” “expects,” “anticipates,” “estimates,” and similar expressions are intended to identify forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in any forward-looking statements are reasonable, the Company can give no assurance that such plans, intentions or expectations will be achieved. Such forward-looking statements are based on current expectations and speak as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

     Critical Accounting Policies. A critical accounting policy is one which is both important to the portrayal of a company’s financial condition and results of operations and requires significant judgment or complex estimation processes. As the Company is in the business of developing, owning and managing office and retail real estate properties and developing single-family residential communities which are parceled into lots and sold to various home builders, its critical accounting policies relate to cost capitalization, impairment of long-lived assets, depreciation and amortization, residential lot and land tract sales profit recognition and valuation of receivables.

     The Company expenses predevelopment costs incurred on a potential project until it becomes probable that the project will go forward. After a project becomes probable, all subsequently incurred predevelopment costs, as well as interest, real estate taxes and certain internal personnel and associated costs directly related to the project under development are capitalized. If the project’s probability comes into question, a reserve may be placed on the assets. If the decision is made to abandon development of a project that had been deemed probable, all previously capitalized costs are expensed or the project is written off against the reserve, if one was established. Therefore, a change in the probability of a project could result in the expensing of significant costs incurred for predevelopment activity. Furthermore, if a project is developed, a change in the estimated time and cost of construction could adversely impact the return on the project and the amount of value created from the development of the project.

     The Company periodically evaluates its real estate assets to determine if there has been any impairment in their carrying values and records impairment losses if the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The evaluation of real estate assets involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. For example, future cash flows from properties are estimated using expected market rental rates, anticipated leasing results and potential sales results. A change in assumptions concerning future economic events could result in an adverse change in the value of a property and cause an impairment to be recorded. The Company has analyzed all real estate assets that had indicators of impairment and has determined that the carrying value of all real estate assets on the accompanying Consolidated Balance Sheets does not exceed realizable values and no impairment losses were required to be recorded. Unconsolidated joint ventures follow the same impairment assessment as the Company.

     Real estate assets are depreciated or amortized over their estimated useful lives using the straight-line method of depreciation. Management uses its judgment when estimating the life of the real estate assets and when allocating the cost of acquired properties. Historical data, comparable properties and replacement costs are some of the factors considered in determining useful lives and cost allocations. If management incorrectly estimates the useful lives of the Company’s real estate assets or if cost allocations are not appropriate, then depreciation and amortization may not be reflected properly in the Company’s operations.

     In its determination of the gross profit percentages to be applied to its residential lot or land tract sales in order to calculate the profits to be recognized on these sales, the Company utilizes several estimates. Gross profit percentages are calculated based on the estimated lot sales prices and the estimated costs of the development or on the estimated total land tract sales and any estimated development or improvement costs. The Company must estimate the prices of the lots or land tracts to be sold, the costs to complete the development of the residential community or the land improvements and the time period over which the lots or land tracts will ultimately be sold. If the Company’s estimated lot or land tract sales or costs of development, or the assumptions underlying either, were to be revised or be rendered inaccurate, it would affect the gross profit percentages and overall profit recognized on these sales.

     Receivables, including straight-line rent receivables, are reported net of an allowance for doubtful accounts and may be uncollectible in the future. The Company performs credit reviews and analyses on its tenants and reviews its receivables regularly for potential collection problems in computing the allowance recorded against its receivables. This review process requires the Company to make certain judgments regarding collectibility notwithstanding the fact that ultimate collections are inherently difficult to predict. A change in the judgments made could result in an adjustment to the allowance for doubtful accounts with a corresponding effect to net income.

Results of Operations For The Three Years Ended
December 31, 2003

     Rental Property Revenues. Rental property revenues increased from $118,087,000 in 2001 to $139,393,000 in 2002 and $154,338,000 in 2003.

     2003

     Rental property revenues from the Company’s office division increased approximately $12,218,000 in 2003. Rental property revenues increased approximately $15,062,000 in 2003 from 55 Second Street. A termination fee of $20,000,000 was recognized in 2003 from Cable & Wireless Internet Services, Inc. (“Cable & Wireless”), which terminated its 158,000 square foot lease at 55 Second Street in January 2003. The resulting loss of rental payments from this tenant partially offset the increase from the termination fee. Approximately 90,000 square feet of this terminated space has been re-leased, although rent will not commence until the beginning of 2005. In addition, rental rates of the re-leased space are lower than the rate at which the Cable & Wireless space was leased. However, the San Francisco market continues to be a difficult leasing market. There is no guarantee that the remainder of the Cable & Wireless space will be re-leased in the near future. Due to these uncertainties, the Company cannot currently estimate the results of its efforts to re-lease the 55 Second Street building and the resulting impact on rental property revenues in 2004 and beyond. Further contributing to the increase in rental property revenues from the office division was an increase of approximately $1,035,000 from The Points at Waterview, as lease-up occurred at the property and average economic occupancy increased from 45% in 2002 to 84% in 2003. Also contributing to the increase in rental property revenues in the office division was an increase of approximately $448,000 in rental property revenues from 333 John Carlyle as a result of a termination fee of $550,000 recognized in 2003, with the increase partially offset by the resulting loss of rents.

     Partially offsetting the increase in rental property revenues from the office division was a decrease in rental property revenues of approximately $3,981,000 from 101 Second Street. See the 2002 discussion within this section below related to the termination of a significant tenant at 101 Second Street. Termination fees of approximately $1,200,000 were received in 2003, which partially offset the decrease in rental property revenues from 101 Second Street. However, the loss of rents from tenants who terminated their leases at 101 Second Street in 2002 and 2003 offset the termination fees recognized in 2003. Additionally, rental property revenues from 333 North Point Center East decreased approximately $961,000 in 2003 due to a decrease in average economic occupancy from 96% in 2002 to 60% in 2003, as certain tenants’ leases expired and were not renewed and the space had not yet been re-leased.

     Rental property revenues from the Company’s retail division increased approximately $2,725,000 in 2003. The Avenue West Cobb became partially operational for financial reporting purposes in October 2003, which contributed approximately $896,000 to the increase. Rental property revenues from The Avenue of the Peninsula increased approximately $722,000 in 2003, mainly due to the recognition of termination fees and percentage rents during the year. Additionally, rental property revenues from The Avenue East Cobb increased approximately $631,000, mainly due to the recognition of termination fees during the year.

     2002

     Rental property revenues from the Company’s office division increased approximately $18,979,000 in 2002. Two office buildings, 55 Second Street and 1900 Duke Street, became partially operational in February 2002 and October 2000, respectively. These properties contributed approximately $16,315,000 and $436,000, respectively, to the 2002 increase. Additionally, rental property revenues from 101 Second Street increased approximately $1,365,000 in 2002, primarily due to the recognition of termination fees paid to effect the early termination of several tenants’ leases. In August 2002, the Company entered into a termination agreement with Arthur Andersen which terminated its 148,000 square foot lease at 101 Second Street. As of December 31, 2003, the Company had re-leased approximately 88,000 square feet of the former Arthur Andersen space. There is no guarantee that the remainder of the Arthur Andersen space will be re-leased in the near future. Due to these uncertainties, the Company cannot currently estimate the result of its efforts to re-lease the 101 Second Street building and the resulting impact on rental property revenues in 2004 and beyond.

     Also contributing to the increase in rental property revenues from the Company’s office division in 2002 was an increase of approximately $554,000 from Meridian Mark Plaza, as its average economic occupancy increased from 94% in 2001 to 99% in 2002, and an increase of approximately $443,000 from Inforum, primarily due to lease termination fees received from two tenants. Additionally, rental property revenues increased approximately $483,000 from the 3301 Windy Ridge Parkway Building due to the renewal of the single tenant’s lease at a higher rental rate beginning May 2001. The increase in rental property revenues was partially offset by a decrease of approximately $1,178,000 from The Points at Waterview, as its average economic occupancy decreased from 73% in 2001 to 45% in 2002.

     Rental property revenues from the Company’s retail portfolio increased approximately $2,521,000 in 2002. Rental property revenues increased approximately $2,282,000 from The Avenue Peachtree City due both to the property becoming partially operational for financial reporting purposes in April 2001 and to the recognition of a termination fee of approximately $719,000 in 2002. Substantially all of the square feet terminated at The Avenue Peachtree City was re-leased. An increase in the average economic occupancy of The Avenue of the Peninsula from 75% in 2001 to 80% in 2002 also contributed approximately $1,295,000 to the increase in rental property revenues. Rental property revenues decreased approximately $990,000 in 2002 due to the February 2001 sale of Colonial Plaza MarketCenter, which partially offset the increase in rental property revenues.

     Rental Property Operating Expenses. Rental property operating expenses increased from $36,619,000 in 2001 to $41,267,000 and $44,036,000 in 2002 and 2003, respectively. The increases in both 2002 and 2003 were due primarily to the aforementioned office buildings and retail centers being leased-up or becoming partially operational for financial reporting purposes. The increases in rental property operating expenses were partially offset by approximately $500,000 in 2002 from the aforementioned decrease in average economic occupancy at The Points at Waterview.

     Development Income. Development income decreased from $6,179,000 in 2001 to $4,625,000 and $2,870,000 in 2002 and 2003, respectively. Development income and tenant construction fees decreased approximately $493,000 in 2003 from the Crawford Long — CPI, LLC joint venture, as construction of the Emory Crawford Long Medical Office Tower was substantially completed in February 2002. Development fees from third party projects also decreased approximately $1,426,000 primarily due to the wind down of three significant third party office projects and two retail projects, partially offset by an increase from a third party retail project.

     Development income decreased approximately $1,166,000 in 2002 from CPI/FSP I, L.P., as construction of Austin Research Park - Buildings III and IV was completed. Development income also decreased approximately $727,000 in 2002 from Crawford Long – CPI, LLC, as construction of the Emory Crawford Long Medical Office Tower was substantially completed in February 2002. Additionally, development income decreased approximately $215,000 in 2002 from 285 Venture, LLC, as construction of 1155 Perimeter Center West was completed in 2001. The decrease in development income in 2002 was partially offset by an increase in third party development and advisory services of approximately $687,000.

     Management Fees. Management fees increased from $7,966,000 in 2001 to $9,313,000 in 2002 and then decreased to $8,519,000 in 2003. Approximately $351,000 of the 2003 decrease related to Cousins Properties Services LP (“CPS”), as a result of decreased contracts for third party office building management services. Management fees also decreased approximately $405,000 due to the loss of the management services of the One Ninety One Peachtree Tower office building.

     Approximately $921,000 of the 2002 increase was due to the consolidation of CPS discussed in Note 5. Of this increase, approximately $868,000 was from a new third party contract which CPS obtained in October 2001. Management fees also increased approximately $175,000 in 2002 from Crawford Long – CPI, LLC, due to the aforementioned Emory Crawford Long Medical Office Tower becoming partially operational for financial reporting purposes in February 2002.

     Leasing and Other Fees. Leasing and other fees decreased from $5,344,000 in 2001 to $4,297,000 in 2002 and then increased to $6,991,000 in 2003. Leasing and other fees increased approximately $3,954,000 at CPS in 2003, primarily from an increase in sales of land which CPS brokered. The increase was partially offset by a decrease in leasing fees recognized from unconsolidated joint ventures of approximately $1,292,000 primarily due to two large leases signed in 2002.

     The decrease in 2002 is primarily due to a decrease of approximately $1,130,000 from CPI/FSP I, L.P., as leasing fees were recognized for the lease-up of Austin Research Park - Buildings III and IV in 2001. Leasing and other fees from CPS decreased approximately $822,000 in 2002 due to decreased sales of land brokered by CPS. The CPS decrease was partially offset by an increase in leasing and other fees of approximately $533,000 from third party contracts and approximately $454,000 from Ten Peachtree Place Associates, due to the lease-up of the Ten Peachtree Place building.

     Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales increased from $6,682,000 in 2001 to $9,126,000 and $12,945,000 in 2002 and 2003, respectively. Residential lot sales increased due to an increase in the number of lots sold, from 121 lots in 2001 to 166 and 214 lots in 2002 and 2003, respectively. The mix of lots sold at the residential developments also changed between years, with the sales price points being different at the various developments. Additionally, there was one outparcel sale in 2003 for $600,000, one in 2002 for $547,000 and none in 2001.

     Residential lot and outparcel cost of sales increased from $5,910,000 in 2001 to $7,309,000 and $10,022,000 in 2002 and 2003, respectively. The increases in residential lot cost of sales were partially due to the increase in the aforementioned changes in lots sold during the periods and partially to fluctuations in gross profit percentages used to calculate the cost of sales for residential lot sales in certain of the residential developments. Furthermore, outparcel cost of sales were approximately $480,000 in 2003 and $353,000 in 2002 due to the aforementioned outparcel sales.

     Interest and Other Income. Interest and other income decreased from $6,061,000 in 2001 to $4,393,000 and $3,940,000 in 2002 and 2003, respectively. Interest and other income decreased approximately $945,000 in 2003 due to the repayment in August 2003 of the 650 Massachusetts Avenue note receivable. The decrease in 2003 was partially offset by income recognized related to warrants owned by the Company to buy common stock of an unrelated third party.

     The decrease in interest and other income in 2002 was primarily due to the $18.6 million note receivable from Gateway, which was repaid in full in November 2001.

     Income From Unconsolidated Joint Ventures. (All amounts reflect the Company’s share of joint venture income.) Income from unconsolidated joint ventures increased from $22,897,000 in 2001 to $26,670,000 in 2002 and then decreased to $24,619,000 in 2003.

     Income from Wildwood Associates increased from $5,223,000 in 2001 to $6,360,000 in 2002 and then decreased to $4,820,000 in 2003. The 2003 decrease was due to a decrease in rental property revenues at 2300 Windy Ridge Parkway due to a decrease in average economic occupancy from 99% in 2002 to 86% in 2003. Rental property revenues also decreased in 2003 from the 3200 Windy Hill Road Building as its average economic occupancy decreased from 100% in 2002 to 94% in 2003. The decrease at the 3200 Windy Hill Road Building was partially offset by a termination fee received in 2003 from a tenant who exercised their cancellation option. Income from Wildwood Associates also decreased approximately $551,000 in 2003 due to an impairment loss which was recognized when certain land was categorized as held for sale. The ultimate sales price was comparable to the new carrying value. The 2002 increase was primarily due to an increase in rental property revenues from the 3200 Windy Hill Road Building, as its average economic occupancy increased from 99% in 2001 to 100% in 2002 and its tenant mix changed.

     The loss from Cousins LORET increased from $54,000 in 2001 to $729,000 in 2002 and then the loss decreased to $153,000 in 2003. The 2003 decrease in loss was due to a decrease in depreciation and amortization of approximately $884,000 in 2003 at Two Live Oak Center. The decrease in depreciation and amortization was partially offset by a decrease in rental property revenues as the average economic occupancy of Two Live Oak Center decreased from 89% in 2002 to 81% in 2003. The increase in loss in 2002 was primarily due to a reduction in the average economic occupancy of Two Live Oak Center from 98% in 2001 to 89% in 2002 and to an increase of approximately $582,000 in depreciation and amortization at Two Live Oak Center, as previously mentioned.

     Income from Temco Associates increased from $1,720,000 in 2001 to $1,949,000 and $3,139,000 in 2002 and 2003, respectively. Lots sold at Temco Associates increased from 233 lots in 2001 to 289 and 356 lots in 2002 and 2003, respectively. During 2001, 2002 and 2003, approximately 359, 607 and 97 acres, respectively, of the option related to the fee simple interest were exercised and simultaneously sold. Additionally, in 2003, 10 acres which had previously been exercised under the option were sold. CREC’s share of the gain on these and other tract sales was approximately $1,075,000, $668,000 and $472,000 in 2001, 2002 and 2003, respectively.

     Income from 285 Venture, LLC increased from $2,596,000 in 2001 to $2,725,000 in 2002 and then decreased to a loss of $845,000 in 2003. The 2003 decrease was due to the underlying tenant, Mirant Corporation (“Mirant”), declaring bankruptcy. Rental property revenues did not change in 2003, but at December 31, 2003, it was probable that the Mirant lease would be renegotiated so as to decrease the amount of space leased. Therefore, the related SFAS No. 13 straight-line rent receivable and the unamortized tenant improvements and leasing costs related to the likely-to-be-vacated space were reserved in 2003. In January 2004, the Mirant lease was renegotiated, as anticipated. Mirant reduced the amount of leased space, the term of its lease and its rental rate. The Company is actively attempting to re-lease the vacated space, but the impact on income from 285 Venture, LLC in 2004 and beyond is not known at this time.

     Income of $927,000 from Crawford Long - CPI, LLC was first recognized in 2002 as Emory Crawford Long Medical Office Tower became partially operational for financial reporting purposes in February 2002. Income from Crawford Long – CPI, LLC decreased to $376,000 in 2003 due to interest expense related to a mortgage note payable obtained by the venture in 2003.

     Income from Ten Peachtree Place Associates decreased from $169,000 in 2001 to a loss of $854,000 in 2002, and then increased to income of $531,000 in 2003. The average economic occupancy of Ten Peachtree Place was 93% in 2001, 14% in 2002 and 90% in 2003. The partner in the venture leased the building until November 2001, and after expiration of this lease, the building was re-leased during 2002, with most of the occupancy occurring in 2003.

     Income from CL Realty, L.L.C. was $606,000 in 2003. The venture was formed in 2002 and lot development began. Lot sales commenced in 2003 with 191 lots being sold. CL Realty, L.L.C. currently has over 8,000 lots under development in nine different residential projects. These projects are expected to be completed within two to ten years.

     Income from CPI/FSP I, L.P. increased from $352,000 in 2001 to $2,119,000 and $2,368,000 in 2002 and 2003, respectively. Austin Research Park – Buildings III and IV became partially operational for financial reporting purposes in June 2001 and September 2001, respectively.

     Income from the CP Venture LLC entities did not significantly change between 2001 and 2002, but decreased to a loss of $22,000 in 2003. The loss in 2003 was due to an impairment loss recognized at CP Venture Two LLC related to 100 and 200 North Point Center East. (See Note 5 for a description of the Company’s interest in CP Venture LLC and CP Venture Two LLC.) 100 and 200 North Point Center East were held for sale properties in 2003, and, as a result, an impairment loss was recorded to reduce the properties to their fair value.

     Income from Gateway increased from $620,000 in 2001 to $1,184,000 in 2002 and then decreased to $1,176,000 in 2003. The Company recognizes an 11.46% current preferred return on its equity in Gateway, which increased from $3,200,000 to $10,556,000 in November 2001. Income does not equal the preferred return on the equity due to amortization of capitalized amounts at the Company level.

     General and Administrative Expenses. General and administrative expenses increased from $26,734,000 in 2001 to $27,699,000 and $29,606,000 in 2002 and 2003, respectively. The increase in 2003 was primarily due to an increase in salaries and related benefits, partially offset by an increase in capitalized salaries to projects under development. The increase in 2002 was primarily due to increased salaries and related benefits as a result of the aforementioned consolidation of CPS and new personnel in several business units. Partially offsetting the increase in 2002 was a decrease resulting from the capitalization of additional general and administrative expenses to offset the partial elimination of certain development and leasing fees from joint ventures (see Note 1, “Fee Income”).

     Depreciation and Amortization. Depreciation and amortization increased from $38,738,000 in 2001 to $48,033,000 and $52,284,000 in 2002 and 2003, respectively. The increases in 2003 and 2002 were primarily due to write-offs of unamortized tenant improvements and leasing costs related to certain tenants who effected early terminations of their lease obligations. The 2002 increase also related to the aforementioned office buildings and retail center becoming partially operational for financial reporting purposes in 2002.

     Interest Expense. Interest expense increased from $26,138,000 in 2001 to $35,249,000 in 2002 and then decreased to $30,699,000 in 2003. Interest expense of continuing operations before capitalization increased from $35,850,000 in 2001 to $41,183,000 in 2002 and then decreased to $40,383,000 in 2003. The 2003 decrease was partially due to a decrease in interest expense of $1,418,000 related to the Company’s credit facility. The credit facility was paid down in part using the proceeds of the July 2003 preferred stock offering and from a portion of the proceeds from the aforementioned property sales. The decrease in interest expense of continuing operations before capitalization in 2003 was partially offset by an increase in interest expense of $877,000 related to the refinancing of the CSC Associates, L.P. note (see Note 4). The amount of interest capitalized (a reduction of interest expense), which changes parallel to the level of projects under development, decreased from $9,712,000 in 2001 to $5,934,000 in 2002 and then increased to $9,684,000 in 2003. Capitalized interest varies as the weighted average expenditures for projects under development changes. Expenditures were higher in 2003 compared to 2002.

     Interest expense before capitalization increased in 2002 due to higher average debt levels, in part from the CSC Associates, L.P. refinancing (see Note 4). Additionally, the Company completed four non-recourse mortgages in 2001: Presidential in May 2001, 600 University Park Place in July 2001, 333 John Carlyle/1900 Duke Street and 333/555 North Point Center East in November 2001, which all contributed a full year of interest to 2002. Partially offsetting the increase in interest expense in 2002 was a reduction in interest on the credit facility due to a decrease in the average floating rate.

     Other Expenses. Other expenses increased from $3,417,000 in 2001 to $3,942,000 in 2002 and then decreased to $3,545,000 in 2003. Minority interest expense decreased $1,062,000 in 2003, due in part to a lower minority interest expense of approximately $549,000 for Prudential’s interest in CP Venture Three LLC, as a portion of the capital was distributed in 2003 upon the sale of Mira Mesa (see Note 5). The partners’ share of results of this venture is tied to a percentage of its capital, and as that capital decreases, its return does as well. Minority interest expense for 55 Second Street also decreased approximately $792,000 due to tenant terminations and the resulting loss of rents at the property. Minority interest expense for 101 Second Street increased approximately $252,000 due to an adjustment of cash reserves needed at this property in 2003.

     The 2002 increase in other expenses was partially due to an increase of $793,000 in predevelopment expense. Minority interest expense from 55 Second Street increased approximately $795,000 as the building became partially operational for financial reporting purposes in February 2002. Minority interest expense from 101 Second Street decreased approximately $1,156,000 in 2002 as previously recognized expense was reversed due to tenant terminations.

     Provision (Benefit) for Income Taxes From Operations. Income taxes from operations increased from a benefit of $691,000 in 2001 to a provision of

$1,526,000 in 2002 and increased further to a provision of $2,596,000 in 2003. The increase in 2003 was due to higher income before income taxes and gain on sale of investment properties at CREC and its subsidiaries due to increased residential lot and outparcel sales, net of cost of sales. The increase is also due to an increase in income from CREC II and its subsidiaries, which is now merged into CREC, from increased fees on sales of land partnerships brokered by CPS.

     The increase in the tax provision in 2002 was primarily due to an increase in income before income taxes and gain on sale of investment properties from CREC and its subsidiaries. The increase at CREC and its subsidiaries was primarily due to increases in income from residential lot sales, net of cost of sales, and a decrease in general and administrative expenses. The increase at CREC and its subsidiaries was partially offset by a decrease in development income and an increase in interest expense. The increase in the provision for income taxes in 2002 was also due to a decrease in the loss before income taxes and gain on sale of investment properties from CREC II and its subsidiaries. This decrease was mainly due to increased income from CPS.

     Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision, was $23,496,000, $6,254,000 and $100,558,000 in 2001, 2002 and 2003, respectively. The 2003 gain included the following: deferred gain due to the distribution of proceeds from the Mira Mesa sale ($90.0 million - see Note 5), the September 2003 sale of 10.6 acres of Company-owned Wildwood land ($1.9 million), the December 2003 sale of North Point West Side land ($5.3 million) and the recurring amortization of net deferred gain from the Prudential transaction ($3.3 million - see Note 5).

     The 2002 gain included the following: the December 2002 sale of 5.5 acres of Company-owned Wildwood land ($2.1 million) and the amortization of net deferred gain from the Prudential transaction ($4.1 million - see Note 5).

     The 2001 gain included the following: the February 2001 sale of Colonial Plaza MarketCenter ($17.1 million), the February 2001 disposition of leasehold interests at Summit Green ($0.2 million), the December 2001 sale of 7 acres of Wildwood land ($2.0 million) and the amortization of net deferred gain from the Prudential transaction ($4.2 million - see Note 5).

     Discontinued Operations. The Company sold AT&T Wireless Services Headquarters, Cerritos Corporate Center – Phase II and Mira Mesa MarketCenter in the second quarter of 2003. The Company sold Presidential MarketCenter and Perimeter Expo in the third quarter of 2003. SFAS No. 144 requires that these office buildings and retail centers that were sold be treated as discontinued operations and that the results of operations of discontinued operations and the gains on sales of discontinued operations be shown as a separate component of income in the Consolidated Statements of Income for all periods presented. See Note 8 for a detail of the components of income from discontinued operations.

Liquidity and Capital Resources

     Financial Condition. The Company’s adjusted debt (including its pro rata share of unconsolidated joint venture debt) was $697.1 million, or 30% of total market capitalization, at December 31, 2003. Adjusted debt is defined as the Company’s debt ($498.0 million) as disclosed in Note 4 and the Company’s pro rata share of unconsolidated joint venture debt ($199.1 million), excluding the Charlotte Gateway Village, LLC debt ($86.6 million), as it is fully secured by the underlying property and non-recourse to the borrower and is fully amortized by rental payments under a long-term lease to Bank of America Corporation.

     As of December 31, 2003, the Company was subject to the following contractual obligations and commitments ($ in thousands):

		Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years
Contractual Obligations:
Company long-term debt (Note 4):
Unsecured notes payable	$20,698	$1,426	$19,182	$60	$30
Mortgage debt	477,283	8,707	26,560	84,632	357,384
Share of mortgage debt of unconsolidated joint ventures	199,066	10,057	52,948	37,495	98,566
Operating leases (ground leases)	34,370	336	694	724	32,616
Operating leases (offices)	1,457	1,015	442	—	—

Total Contractual Obligations	$732,874	$21,541	$99,826	$122,911	$488,596

Commitments (1):
Letters of credit	$9,785	$9,785	$—	$—	$—
Performance bonds	3,882	2,753	1,129	—	—
Estimated development commitments	104,701	98,701	6,000	—	—
Unfunded tenant improvements	10,284	10,284	—	—	—

Total Commitments	$128,652	$121,523	$7,129	$—	$—

(1)	Includes the Company’s share of unconsolidated joint venture commitments.

     At December 31, 2003, the Company had no amounts drawn on its $275 million credit facility. The amount available under this credit facility is reduced by outstanding letters of credit. This unsecured credit facility contains customary conditions precedent to borrowing, including compliance with financial covenants such as minimum interest coverage and maximum debt to market capitalization. The interest rate on this facility is equal to LIBOR plus a spread based on the ratio of total debt to total assets. As of December 31, 2003, the spread over LIBOR was 1.15%. This facility also contains customary events of default that could give rise to acceleration and include such items as failure to pay interest or principal and breaches of financial covenants such as maintenance of minimum capitalization and minimum interest coverage. This facility is maturing in August 2004, at which time the Company intends to replace it with a new credit facility. Terms and conditions under this new facility are not known at this time.

     The Company’s mortgage debt, and its share of mortgage debt of unconsolidated joint ventures, is primarily non-recourse fixed-rate debt secured by various real estate or joint venture investments. As of December 31, 2003, the weighted average interest rate on this debt was 7.3%. In addition, many of the Company’s non-recourse mortgages contain covenants which, if not satisfied, could result in acceleration of the maturity of the debt. Although not certain at this time, the Company intends to either refinance the non-recourse mortgages if they own the related property at maturity or pay off the mortgages with proceeds of other financings.

     The Company has future lease commitments under land leases aggregating approximately $34.4 million over an average remaining term of 60 years. Additionally, the Company has future lease commitments for office space aggregating approximately $1.4 million over an average remaining term of 1.5 years.

     As of December 31, 2003, the Company had outstanding letters of credit and performance bonds aggregating approximately $13.7 million. These instruments primarily related to guarantees of maintenance and/or performance pertaining to the Company’s development projects or additional collateral on unsecured corporate notes payable.

     The Company has development and acquisition projects in various planning stages. The Company currently intends to finance these projects and projects currently under construction discussed in Note 9, by using its existing credit facility (increasing the credit facility as required), long-term non-recourse financing on the Company’s unleveraged projects, joint ventures, project sales and other financings as market conditions warrant. As of December 31, 2003, outstanding commitments for the construction and design of real estate projects totaled approximately $104.7 million, most of which will be funded in 2004. In addition, the Company, including its share of unconsolidated joint ventures, was obligated under lease agreements at its operating properties to fund remaining tenant improvement costs of approximately $10.3 million in 2004.

     As a member of various of the unconsolidated joint ventures described in Note 5, the Company may be required to make additional capital contributions from time to time to fund development costs, tenant improvement costs or operating deficits.

     In September 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission (“SEC”) for the offering from time to time of up to $200 million of common stock, warrants to purchase common stock and debt securities. Approximately $68 million had previously been drawn on this shelf registration. In July 2003, the Company filed a new and amended shelf registration statement, which provided for the offering from time to time of up to $133 million (increasing the amount available by $1 million) of common stock, warrants to purchase common stock, debt securities and preferred stock. As described in Note 6, the Company issued $100 million of preferred stock in July 2003. As of December 31, 2003, approximately $33 million remained available for issuance under the new shelf registration statement.

     The Company from time to time evaluates opportunities and strategic alternatives, including but not limited to joint ventures, mergers and acquisitions and new private or publicly-owned entities created to hold existing assets and acquire new assets. These alternatives may also include sales of single or multiple assets at appropriate times when the Company perceives opportunities to capture value and redeploy proceeds or distribute proceeds to stockholders. The Company’s consideration of these alternatives is part of its ongoing strategic planning process. There can be no assurance that any such alternative, if undertaken and consummated, would not materially adversely affect the Company or the market price of the Company’s Common Stock.

     Cash Flows. Cash Flows from Operating Activities. Net cash provided by operating activities of continuing operations increased from $74.0 million in 2001 to $84.0 million in 2002 and $100.9 million in 2003. In 2003, income from continuing operations before gain on sale of investment properties increased $12.1 million. Additionally, depreciation and amortization increased $4.3 million, primarily due to write-offs of unamortized tenant improvements and leasing costs related to certain tenants who effected early terminations of their lease obligations. Further contributing to the increase in net cash provided by operating activities was an increase in residential lot and outparcel cost of sales of approximately $3.4 million due to increased lot sales in 2003. Partially offsetting the increase in net cash provided by operating activities were decreases of approximately $2.4 million in changes in other operating assets and liabilities.

     In 2002, the increase in net cash provided by operating activities of continuing operations was due in part to an increase in depreciation and amortization of approximately $9.4 million due to the aforementioned office buildings and retail center becoming partially operational for financial reporting purposes and to write-offs of unamortized tenant improvements and leasing commissions related to lease terminations in 2002. Changes in other operating assets and liabilities increased approximately $5.1 million and residential lot and outparcel cost of sales increased approximately $1.3 million, also contributing to the 2002 increase in net cash provided by operating activities. Income from continuing operations before gain on sale of investment properties decreased approximately $7.1 million, which partially offset the 2002 increase in net cash provided by operating activities.

     Cash Flows from Discontinued Operations. Net cash provided by operating activities of discontinued operations increased from $16.5 million in 2001 to $17.3 million in 2002 and then decreased to $8.7 million in 2003. The majority of the properties included in discontinued operations were sold in 2003, whereas 2002 reflected a full year of activity for these same properties. See Note 8 for detailed information.

     Cash Flows from Investing Activities. Net cash used in investing activities decreased from $118.0 million in 2001 to $85.0 million in 2002. Investing activities provided net cash of $174.8 million in 2003. In 2003, net cash provided by sales activities increased $252.8 million due to the aforementioned sales of investment properties. Also contributing to the increase in net cash provided by investing activities was an increase of $25.6 million in collection of notes receivable, net of investment in, resulting from the repayment of the 650 Massachusetts Avenue note receivable. Distributions in excess of income from unconsolidated joint ventures increased approximately $21.6 million, consisting primarily of an increase in distributions of approximately $22.5 million. The increase in distributions was primarily due to distributions of $26.3 million from Crawford Long – CPI, LLC. In May 2003, Crawford Long – CPI, LLC, in which the Company is a 50% partner, obtained non-recourse financing of $55 million. The proceeds from this financing were distributed to the partners. Also contributing to the net increase in distributions was an increase of approximately $1.7 million from CSC Associates, partially offset by a decrease in distributions from Wildwood Associates of approximately $5.2 million. The increase in net cash provided by investing activities was partially offset by an increase of approximately $21.6 million in property acquisition and development expenditures as a result of increased development activity in 2003 compared to 2002. Also partially offsetting the increase in net cash used in investing activities were increases of $24.1 million in investment in unconsolidated joint ventures. Investment in CL Realty, L.L.C. increased approximately

$26.2 million, which was primarily utilized to fund the Company’s portion of land acquisition costs in connection with CL Realty, L.L.C.’s new residential developments. These increases in contributions were partially offset by a decrease in contributions to Crawford Long – CPI, LLC of approximately $4.0 million, as development of the Emory Crawford Long Medical Office Tower was substantially completed in February 2002.

     The decrease in net cash used in investing activities in 2002 was primarily due to a decrease of approximately $52.2 million in property acquisition and development expenditures, as a result of the Company having a lower level of projects under development in 2002. Investment in unconsolidated joint ventures decreased approximately $34.5 million, which also contributed to the decrease in net cash used in investing activities. This decrease was primarily due to a decrease in contributions of approximately $15.4 million to CPI/FSP I, L.P., as construction of Austin Research Park — Buildings III and IV was completed in 2001, a decrease in contributions of approximately $13.0 million to Crawford Long – CPI, LLC in 2002, as construction of the Emory Crawford Long Medical Office Tower was substantially completed in February 2002, and a decrease in contributions of approximately $1.1 million to 285 Venture, LLC, as construction of 1155 Perimeter Center West was completed in 2001. Contributions to Gateway also decreased approximately $7.8 million. The decrease in investment in unconsolidated joint ventures was partially offset by an increase in contributions of approximately $4.0 million to Ten Peachtree Place Associates in 2002. The decrease in net cash paid in acquisition of business of approximately $2.1 million, which resulted from the acquisition of the remaining 25% interest in CPS in the first quarter of 2001, and a decrease in change in other assets, net, of approximately $6.8 million, both further contributed to the decrease in net cash used in investing activities. Net cash provided by sales activities decreased approximately $45.8 million due primarily to the sale of Colonial Plaza MarketCenter in February 2001, which partially offset the decrease in net cash used in investing activities. Collection of notes receivable decreased approximately $2.9 million, which also partially offset the decrease in net cash used in investing activities. Further offsetting the decrease in net cash used in investment activities in 2002 was a decrease in distributions in excess of income from unconsolidated joint ventures of approximately $12.7 million, consisting of a decrease in total distributions of approximately $8.9 million and an increase in income of approximately $3.8 million. The decrease in total distributions was primarily due to a decrease of approximately $17.6 million from Gateway, as a result of refinancing Gateway’s construction loan in 2001, partially offset by increases in total distributions of approximately $7.1 million from Wildwood Associates and $1.9 million from CPI/FSP I, L.P.

     Cash Flows from Financing Activities. Net cash provided by financing activities decreased from $35.5 million in 2001 to net cash used in financing activities of $19.4 million in 2002 and $278.0 million in 2003. The increase in net cash used in financing activities in 2003 was primarily attributable to an increase of $164.5 million in net amounts paid on the credit facility and a decrease of $152.5 million in proceeds from other notes payable, due to the February 2002 refinancing of Bank of America Plaza. Also contributing to the increase in net cash used in financing activities was a $98.9 million increase in common dividends paid, primarily due to a special dividend of $2.07 per common share paid in September 2003. Preferred dividends paid also increased $2.4 million due to the preferred stock offering in July 2003 (see Note 6). An increase of $9.7 million due to a distribution to a minority partner from the 2003 Mira Mesa sale also contributed to the increase in net cash used in financing activities. Partially offsetting the increase in net cash used in financing activities was the receipt of $96.3 million of net proceeds from the aforementioned July 2003 preferred stock offering. A decrease of approximately $34.9 million in common stock repurchases, net of common stock sold, and a decrease of $38.3 in repayment of other notes payable due to the aforementioned refinancing of Bank of America also partially offset the increase in net cash used in financing activities.

     The decrease in net cash provided by financing activities in 2002 was primarily attributable to an increase of approximately $67.8 million in repayment of other notes payable due to the refinancing of Bank of America Plaza (see Note 4). Also contributing to the decrease in net cash provided by financing activities to net cash used in financing activities was an increase of $29.4 million of common stock repurchases. An increase in the dividends paid per share to $1.48 in 2002 from $1.39 in 2001 also contributed to the decrease in net cash provided by financing activities as dividends paid increased approximately $4.8 million. Additionally, common stock sold, net of expenses, decreased by approximately $5.1 million. The increase in proceeds from other notes payable of approximately $26.3 million due to the aforementioned refinancing of Bank of America Plaza and an increase of approximately $25.8 million in net amounts drawn on the credit facility partially offset the decrease in net cash provided by financing activities.

     Effects of Inflation. The Company attempts to minimize the effects of inflation on income from operating properties by using rents tied to tenants’ sales, periodic fixed-rent increases or increases based on the Consumer Price Index, and/or pass-through of certain operating expenses of properties to tenants.

     Other Matters. The events of September 11, 2001 adversely affected the pricing and availability of property insurance. In particular, premiums increased and terrorism insurance coverage became harder to obtain. The availability of coverage has improved and, at this time, the Company and its unconsolidated joint ventures are adequately insured on all of their assets. While the Company’s cost of property insurance coverage has increased, management believes the costs are currently reasonable and should not have a material impact on the Company’s financial condition or results of operations in 2004. There can be no assurance that this situation will continue beyond 2004.

Quantitative and Qualitative Disclosure about Market Risk

     The Company is exposed to the impact of interest rate changes as a result of variable rate debt held by the Company or its unconsolidated joint ventures. A loan related to the Company’s airplane has a variable rate. The Company also has a variable rate credit facility. No amounts were drawn on this facility as of December 31, 2003. Variable rate debt for unconsolidated joint ventures is from a mortgage note at Ten Peachtree Place Associates and construction loans at residential joint ventures. The Company does not enter into contracts for trading purposes and does not use leveraged instruments.

     The following table summarizes the Company’s market risk associated with notes payable and notes receivable as of December 31, 2003. The information presented below should be read in conjunction with Notes 3 and 4. Additionally, the Company excluded Gateway Village from this table as discussed in the “Liquidity and Capital Resources, Financial Condition” section. The table presents scheduled principal repayments and related weighted average interest rates by expected year of maturity. Variable rate represents the floating interest rate calculated at December 31, 2003.

	Expected Year of Maturity
								Fair
($ in thousands)	2004	2005	2006	2007	2008	Thereafter	Total	Value
Consolidated Entities
Fixed Rate	$9,080	$27,915	$17,827	$68,623	$16,069	$357,414	$496,928	$555,734
Average Interest Rate	7.45%	7.70%	7.61%	8.02%	7.07%	7.52%	7.59%	—
Variable Rate	$1,053	$—	$—	$—	$—	$—	$1,053	$1,053
Average Interest Rate	3.50%	—	—	—	—	—	3.50%	—
Share of Unconsolidated Joint Ventures
Fixed Rate	$5,898	$43,401	$4,854	$31,037	$4,403	$98,564	$188,157	$204,521
Average Interest Rate	7.42%	7.58%	7.33%	8.08%	7.01%	7.33%	7.33%	—
Variable Rate	$4,159	$3,521	$1,173	$1,195	$861	$—	$10,909	$8,538
Average Interest Rate	3.43%	4.66%	1.91%	1.91%	1.91%	—	3.38%	—
Notes Receivable
Fixed Rate	$2,045	$1	$1	$1	$1	$1	$2,050	$2,050
Average Interest Rate	3.00%	8.50%	8.50%	8.50%	8.50%	8.50%	3.02%	—

Cousins Properties Incorporated and Consolidated Entities

MARKET AND DIVIDEND INFORMATION

     The high and low sales prices for the Company’s common stock and cash dividends declared per common share were as follows:

	2003 Quarters				2002 Quarters
	First	Second	Third	Fourth	First	Second	Third	Fourth
High	$26.30	$28.40	$30.19	$31.11	$27.18	$27.32	$25.02	$24.89
Low	22.95	25.85	27.15	27.68	23.70	24.20	20.05	20.23
Dividends Declared:
Regular	.37	.37	.37	.37	.37	.37	.37	.37
Special	—	—	2.07	—	—	—	—	—
Payment Date:
Regular	2/24/03	5/30/03	8/25/03	12/22/03	2/22/02	5/30/02	8/26/02	12/20/02
Special	—	—	9/22/03	—	—	—	—	—

     The Company’s common stock trades on the New York Stock Exchange (ticker symbol CUZ). At February 20, 2004, there were 1,094 common stockholders of record.

ABOUT YOUR DIVIDENDS

     Timing of Dividends – Cousins normally pays regular dividends four times each year in February, May, August and December. The Company paid a special dividend to its stockholders in September 2003. During 2003, Cousins issued preferred stock (see Note 6) which pays dividends in February, May, August and November.

     Differences Between Net Income and Cash Dividends Declared – Cousins’ current intention is to distribute at least 100% of its taxable income and thus incur no corporate income taxes. However, Consolidated Net Income for financial reporting purposes and Cash Dividends Declared will generally not be equal for the following reasons:

     a. There will continue to be considerable differences between Consolidated Net Income as reported to stockholders (which includes the income of consolidated non-REIT entities that pay corporate income taxes) and Cousins’ taxable income. The differences are enumerated in Note 7 of “Notes to Consolidated Financial Statements.”

     b. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in Note 6 of “Notes to Consolidated Financial Statements.”

     Capital Gains Dividends – In some years Cousins will have taxable capital gains. Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of “Notes to Consolidated Financial Statements”).

     Tax Preference Items and “Differently Treated Items” – Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and “differently treated items” be passed through to a REIT’s stockholders and treated as tax preference items and items of adjustment in determining the stockholder’s alternative minimum taxable income. The amount of this adjustment is included in Note 6 of “Notes to Consolidated Financial Statements.”

     Tax preference items and adjustments are includable in a stockholder’s income only for purposes of computing the alternative minimum tax. These adjustments will not affect a stockholder’s tax filing unless that stockholder’s alternative minimum tax is higher than that stockholder’s regular tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing. Many stockholders will find that the adjustment reported by Cousins will have no effect on their tax filing unless they have other large sources of alternative minimum tax adjustments or tax preference items.

Cousins Properties Incorporated and Consolidated Entities

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly information for the two years ended December 31, 2003 ($ in thousands, except per share amounts):

	Quarters
	First	Second	Third	Fourth
2003:
Revenues	$62,881	$41,149	$41,273	$44,300
Income from unconsolidated joint ventures	6,497	7,663	6,932	3,527
Gain on sale of investment properties, net of applicable income tax provision	1,003	90,956	2,178	6,421
Income from continuing operations	24,456	96,788	9,557	10,423
Discontinued operations	3,138	46,712	51,054	33
Net income available to common stockholders	27,594	143,500	59,190	8,519
Basic income from continuing operations per common share	.51	2.01	.17	.18
Basic net income per common share	.57	2.97	1.22	.18
Diluted income from continuing operations per common share	.51	1.97	.16	.17
Diluted net income per common share	.57	2.92	1.19	.17
2002:
Revenues	$42,194	$41,522	$45,029	$42,402
Income from unconsolidated joint ventures	7,030	6,601	6,880	6,159
Gain on sale of investment properties, net of applicable income tax provision	1,029	1,042	1,028	3,155
Income from continuing operations	6,485	9,651	9,014	9,720
Discontinued operations	2,789	3,061	2,996	4,156
Net income available to common stockholders	9,274	12,712	12,010	13,876
Basic income from continuing operations per common share	.13	.20	.18	.20
Basic net income per common share	.19	.26	.24	.29
Diluted income from continuing operations per common share	.13	.19	.18	.20
Diluted net income per common share	.18	.25	.24	.28

Note: The above per share quarterly information may not sum to full year per share numbers due to rounding.

INDEPENDENT AUDITORS

Deloitte & Touche LLP

COUNSEL

King & Spalding LLP
Troutman Sanders LLP

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, N.A.
Shareholder Services Group - 1153
1525 West W.T. Harris Blvd., Building 3C3
Charlotte, North Carolina	28262-1153
Telephone Number:	1-800-829-8432
FAX Number:	1-704-590-7618

FORM 10-K AVAILABLE

The Company’s annual report on Form 10-K and interim reports on Form 10-Q are filed with the Securities and Exchange Commission. Copies without exhibits are available free of charge upon written request to the Company at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683, Attention: Mark A. Russell, Vice President - Chief Financial Analyst and Director of Investor Relations. These items are also posted on the Company’s Web site at www.cousinsproperties.com.

INVESTOR RELATIONS CONTACT

Mark A. Russell, Vice President – Chief Financial Analyst and Director of Investor Relations

Telephone Number: FAX Number: Email Address:	(770) 857-2449 (770) 857-2360 markrussell@cousinsproperties.com

Cousins Properties Incorporated and Consolidated Entities

DIRECTORS

T. G. Cousins
Chairman of the Board

Thomas D. Bell, Jr.
Vice Chairman of the Board,
President and Chief Executive Officer

Erskine B. Bowles
Erskine Bowles & Co., LLC

Richard W. Courts, II
Chairman
Atlantic Investment Company

Lillian C. Giornelli
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

Terence C. Golden
Chairman
Bailey Capital Corporation

Boone A. Knox
Chairman and Chief Executive Officer
The Knox Foundation

John J. Mack
Chief Executive Officer
Credit Suisse First Boston

Hugh L. McColl, Jr.
Chairman
McColl Brothers Lockwood

William Porter Payne
Partner
Gleacher Partners LLC

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

Michael A. Quinlan
Senior Vice President, Chief
Accounting Officer and Controller

Patricia A. Grimes
Vice President - Financial and SEC
Reporting and Accounting Policy

Karen S. Hughes
Vice President - Treasury and Finance

Kristin R. Myers
Vice President - Taxation and Benefit
Plan Compliance

Mark A. Russell
Vice President - Chief Financial
Analyst and Director of Investor
Relations

Mary M. Thomas
Vice President - Internal Audit

OFFICE DIVISION

Craig B. Jones
President

John S. McColl
Senior Vice President

Tim Hendricks
Senior Vice President - Austin

Tad Leithead, Jr.
Senior Vice President - Atlanta

Charles E. Cotten
Senior Vice President - Dallas

Jack A. LaHue
Senior Vice President - Asset
Management

Mark P. Dickenson
Senior Vice President - Director of
Leasing, Dallas

Walter L. Fish
Senior Vice President - Director of
Leasing, Atlanta

James F. George
Senior Vice President - Senior
Development Executive

John N. Goff
Senior Vice President - Development

Dara J. Nicholson
Senior Vice President - Property
Management

C. David Atkins
Vice President - Asset Management

Molly Faircloth
Vice President - Administration

Charles D. McCormick
Vice President - Development
Executive, Austin

Ronald C. Sturgis
Vice President - Director of
Operations

Lloyd P. Thompson, Jr.
Vice President - Senior Development
Executive

John R. Ward
Vice President - Asset Management

RETAIL DIVISION

Joel T. Murphy
President

William I. Bassett
Senior Vice President - Development

Alexander A. Chambers
Senior Vice President

Thomas D. Lenny
Senior Vice President - Western Region

Robert A. Manarino
Senior Vice President - Director of
Western Region Operations

David C. Nelson
Senior Vice President - Director of Asset
Management

Steve V. Yenser
Senior Vice President - Leasing

Lucien J. Conti, Jr.
Vice President - Development

Stephanie M. Hart
Vice President - Administration

Angie M. Leccese
Vice President - Marketing

Kevin B. Polston
Vice President - Director of
Development Leasing

Thomas P. Prandato
Vice President - Operations

Pamela F. Roper
Vice President and Associate General
Counsel

Amy S. Siegal
Vice President - Leasing

LAND DIVISION*

Bruce E. Smith
President

Michael J. Quinley
Senior Vice President - Development

Erling D. Speer
Senior Vice President - Development

Craig A. Lacey
Vice President - Development

John C. Olderman
Vice President and Associate General
Counsel

Deloris Schmidt
Vice President – Operations

*Officers of Cousins Real Estate Corporation only.